As filed with the U.S. Securities and Exchange Commission on May 25, 2021
Registration No: 333-254470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Capitol Investment Corp. V
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	84-1956909 (I.R.S. Employer Identification Number)
1300 17th Street North, Suite 820
Arlington, Virginia 22209
Telephone: (202) 654-7060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Mark D. Ein, Chief Executive Officer
Capitol Investment Corp. V
1300 17th Street North, Suite 820
Arlington, Virginia 22209
Telephone: (202) 654-7060
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Rachel W. Sheridan, Esq. Jason M. Licht, Esq. Christopher J. Clark, Esq. Latham & Watkins LLP 555 Eleventh Street NW, Suite 1000 Washington, District of Columbia 20004 (202) 637-2200	Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Eric Watson Doma Holdings, Inc. 101 Mission Street, Suite 740 San Francisco, California 94105 (650) 419-3827
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer
☒	Non-accelerated filer	☒	Smaller reporting company
		☒	Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share(3)	302,658,674	$10.13	$3,065,932,368	$334,494
Total	302,658,674	$10.13	$3,065,932,368	334,494(4)
(1)Based on the maximum number of shares of common stock, par value $0.0001 per share (“New Doma Common Stock”), of the registrant, Capitol Investment Corp. V (to be renamed Doma Holdings, Inc., “New Doma”), estimated to be issued, or issuable, by New Doma in connection with the business combination described herein (the “Business Combination”). Such maximum number of shares of New Doma Common Stock is based on the sum of: (a) 283,809,427 shares of New Doma Common Stock, which is the sum of (i) 65,928,357 shares of New Doma Common Stock to be issued to the holders of shares of common stock, par value $0.0001 per share (“Doma Common Stock”), of Doma Holdings, Inc. (“Doma”), (ii) 184,442,150 shares of New Doma Common Stock to be issued to the holders of shares of preferred stock, par value $0.0001 per share (collectively, “Doma Preferred Stock”), of Doma, and (iii) 33,438,920 shares of New Doma Common Stock to be issued to holders of warrants to acquire Doma capital stock outstanding as of March 31, 2021, which warrants will be exercised prior to closing of the Business Combination or will convert into the right to receive New Doma Common Stock upon consummation of the Business Combination; (b) up to 694,247 shares of New Doma Common Stock reserved for issuance upon the settlement of Doma warrants outstanding as of March 31, 2021, which warrants will automatically convert into warrants to purchase shares of New Doma Common Stock upon consummation of the Business Combination; and (c) up to 18,155,000 shares of New Doma Common Stock that may be issued after consummation of the Business Combination pursuant to the earnout provisions of the Merger Agreement described herein (in each case, calculated based on an estimated exchange ratio of approximately 6.0369 shares of New Doma Common Stock for each share of Doma capital stock).
(2)Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of Capitol Investment Corp. V’s Class A common stock, par value $0.0001 per share, on the New York Stock Exchange on March 12, 2021. This calculation is in accordance with Rule 457(f)(1) of the Securities Act of 1933, as amended (the “Securities Act”).
(3)Pursuant to Rule 416(a) of the Securities Act, there is also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(4)Previously paid.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY - SUBJECT TO COMPLETION, DATED MAY 25, 2021
PROXY STATEMENT OF
Capitol Investment Corp. V
PROSPECTUS FOR
301,964,427 SHARES OF COMMON STOCK AND
694,247 SHARES OF COMMON STOCK UNDERLYING WARRANTS OF
CAPITOL INVESTMENT CORP. V (WHICH WILL BE RENAMED DOMA HOLDINGS, INC.)
On March 2, 2021, the board of directors of Capitol Investment Corp. V, a Delaware corporation (“Capitol,” “we,” “us” or “our”), unanimously approved an agreement and plan of merger, dated March 2, 2021, by and among Capitol, Capitol V Merger Sub, Inc., a wholly owned subsidiary of Capitol (“Merger Sub”), and Doma Holdings, Inc., which was formally known as States Title Holding, Inc. (“Doma”) (as amended, as it may be further amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by Capitol’s stockholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into Doma, with Doma surviving the merger as a wholly owned subsidiary of Capitol (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, Capitol will be renamed “Doma Holdings, Inc.” and is referred to herein as “New Doma” as of the time following such change of name.
Under the Merger Agreement, Capitol has agreed to acquire all of the outstanding equity interests of Doma (A) at a Per Share Merger Consideration Value equal to $2.917 billion, divided by the aggregate number of shares of Doma Common Stock, Doma Preferred Stock, vested options to acquire Doma Common Stock (on a net exercise basis) and warrants to acquire Doma Capital Stock (on a net exercise basis), plus (B) the contingent right to receive certain earnout shares (“Earnout Shares”).
Subject to the cash elections described below, at the Effective Time, each outstanding share of Doma Common Stock (and each share of Doma Preferred Stock, which will automatically convert into shares of Doma Common Stock immediately prior to the Effective Time) will be converted into the right to receive (A) shares of common stock of New Doma (“New Doma Common Stock”) equal to the ratio determined by dividing the Per Share Merger Consideration Value by $10.00 (the product being the “exchange ratio”) and (B) the contingent right to receive certain Earnout Shares.
Certain Doma Stockholders and option holders will have the right to elect to receive a portion of their consideration in the form of cash in lieu of shares of New Doma Common Stock or options to acquire New Doma Common Stock, as the case may be, subject to proration if the aggregate cash consideration to satisfy all cash elections exceeds or is less than the Secondary Available Cash Consideration (as defined in the Merger Agreement). If the eligible Doma Stockholders and option holders elect to receive an aggregate amount of cash that is greater than the Secondary Available Cash Consideration, the amount of cash to be paid to each Doma Stockholder or option holder that elected to receive cash will be adjusted downward on a pro rata basis and each such Doma Stockholder or option holder will receive a proportionate number of additional shares of New Doma Common Stock, or options to acquire New Doma Common Stock, as the case may be, so that such stockholder or option holder receives their respective appropriate total aggregate merger consideration.
At the Effective Time of the Business Combination, each outstanding option to purchase shares of Doma Common Stock (a “Doma Option”) that is outstanding and unexercised and that is not converted into cash pursuant to a cash election as described above, whether or not then vested or exercisable, will be assumed by New Doma and will be converted into (A) an option to acquire New Doma Common Stock with the same terms and conditions as applied to the Doma Option immediately prior to the Effective Time provided that the number of shares underlying such New Doma option will be determined by multiplying the number of shares of Doma Common Stock subject to such option immediately prior to the Effective Time, by the exchange ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Doma option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the exchange ratio, which quotient shall be rounded down to the nearest whole cent and (B) the contingent right to receive certain earnout shares (the “Option Earnout Shares”); provided that unvested Doma Options shall be entitled to the Option Earnout Shares only to the extent that the corresponding converted option is not forfeited prior to the issuance of the applicable Option Earnout Shares; provided, further that certain holders of Doma Options will have the option to elect to receive the amount of cash consideration received by Doma Stockholders described above (subject to the limitations as described in the Merger Agreement).
At the Effective Time, each outstanding share of restricted Doma Common Stock will be converted into (i) an award with respect to a number of restricted shares of New Doma Common Stock, which shall continue to have, and shall be subject to, the same terms and conditions as applied to the award of such restricted share of Doma Common Stock immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Doma 2019 Equity Incentive Plan) equal to the number of Doma Restricted Shares subject to such award immediately prior to the Effective Time multiplied by the exchange ratio and (ii) the contingent right to receive a certain portion of Earnout Shares (the “Restricted Stock Earnout Shares”); provided that holders of restricted Doma Common Stock shall be entitled to the Restricted Stock Earnout Shares only to the extent that the corresponding shares of restricted Doma Common Stock are not forfeited prior to the issuance of the applicable Restricted Stock Earnout Shares.
Prior to the Effective Time, warrants to purchase approximately 4.8 million shares of Doma Capital Stock (a “Doma Warrant”) are expected to be exercised for cash, and will receive, at the effective time, the same consideration per share as holders of Doma Common Stock. At the Effective Time, Doma Warrants to purchase approximately 0.7 million shares of Doma Capital Stock are expected to be converted into the right to receive a number of shares of New Doma Common Stock determined by multiplying the number of shares of Doma Common Stock subject to such Doma Warrants immediately prior to the effective time, by the exchange ratio, plus the right to receive a certain portion of Earnout Shares. At the Effective Time, Doma Warrants to purchase approximately 0.1 million shares of Doma Capital Stock are expected to be converted into warrants exercisable for shares of New Doma Common Stock on the same terms and conditions as applied to the existing Doma Warrants, plus the right to receive a certain portion of Earnout Shares.
The total maximum number of shares of New Doma Common Stock expected to be issued to the Doma stockholders at the closing of the Business Combination (the “Closing”) is approximately 276.8 million, assuming no redemptions (which number of shares would be a maximum of approximately 283.8 million shares if no Doma Stockholders elect to receive a portion of the merger consideration in cash). Holders of shares of Doma Capital Stock are expected to hold, in the aggregate, approximately 80% of the issued and outstanding shares of New Doma Common Stock immediately following the Closing, depending on, among other things, the amount of redemptions of Capitol’s public shares in connection with the Business Combination, as described herein, the aggregate amount of cash elections made by Doma’s Stockholders, and the amount of the Secondary Available Cash Consideration.
Capitol’s units, Class A Common Stock and public warrants are publicly traded on the New York Stock Exchange (the “NYSE”) under the symbols “CAP.U,” “CAP” and “CAP WS,” respectively. Capitol intends to apply to list the New Doma Common Stock and public warrants on the NYSE under the symbols “DOMA” and “DOMA.WS,” respectively, upon the Closing. New Doma will not have units traded following Closing.
Capitol will hold a special meeting in lieu of the 2021 annual meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. Capitol cannot complete the Business Combination unless Capitol’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby. Capitol is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

Unless adjourned, the Special Meeting of the stockholders of Capitol will be held at          a.m., New York City time, on                      , 2021, in virtual format.
This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about Capitol and New Doma and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 21 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC, our proxy solicitation agent, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CAP.info@investor.morrowsodali.com. This notice of special meeting is, and the proxy statement/prospectus relating to the Business Combination will be, available at                .
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated               , 2021, and is first being mailed to stockholders of Capitol Investment Corp. V on or about               , 2021.

Capitol Investment Corp. V
1300 17th Street North, Suite 820
Arlington, Virginia 22209
NOTICE OF SPECIAL MEETING IN LIEU OF
THE 2021 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON                  , 2021
TO THE STOCKHOLDERS OF CAPITOL INVESTMENT CORP. V:
NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2021 annual meeting of stockholders (the “Special Meeting”) of Capitol Investment Corp. V, a Delaware corporation (“Capitol,” “we,” “us” or “our”), will be held at          a.m., New York City time, on                     , 2021, in virtual format. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
a.Proposal No. 1: The Business Combination Proposal—to consider and vote upon a proposal to approve the agreement and plan of merger, dated as of March 2, 2021 (as amended, and as may be further amended and/or restated from time to time, the “Merger Agreement”), by and among Capitol, Capitol V Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Capitol (“Merger Sub”), Doma Holdings, Inc., a Delaware corporation (“Doma”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Doma, with Doma surviving the merger as a wholly owned subsidiary of Capitol (the “Business Combination” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”; and such proposal, the “Business Combination Proposal”).
b.Proposal No. 2: The Charter Proposal—to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated certificate of incorporation of Capitol (the “Proposed Certificate of Incorporation”), which will replace Capitol’s amended and restated certificate of incorporation, dated December 1, 2020 (the “Current Certificate of Incorporation”), and will be in effect upon the closing of the Business Combination (we refer to such proposals as the “Charter Proposal”).
c.Proposal No. 3: The Advisory Charter Proposals—to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Certificate of Incorporation and the Current Certificate of Incorporation, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission as three separate sub-proposals (we refer to such proposals as the “Advisory Charter Proposals”):
i.Advisory Charter Proposal A—the name of New Doma will be “Doma Holdings, Inc.” as opposed to “Capitol Investment Corp. V”;
ii.Advisory Charter Proposal B—New Doma will be authorized to issue 2,100,000,000 shares of capital stock, consisting of (i) 2,000,000,000 shares of common stock, par value $0.0001 per share (“New Doma Common Stock”), and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to Capitol being authorized to issue 451,000,000 shares of capital stock, consisting of  (a) 450,000,000 shares of common stock, including 400,000,000 shares of Class A common stock, par value $0.0001 per share, and 50,000,000 shares of Class B common stock, par value $0.0001 per share (Capitol’s Class A Common Stock and Class B Common Stock, collectively, “Capitol Common Stock”), and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share; and
iii.Advisory Charter Proposal C—the Proposed Certificate of Incorporation will remove various provisions applicable only to special purpose acquisition companies that the Current Certificate of Incorporation contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).
d.Proposal No. 4: Issuance of New Doma Common Stock—to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of The New York Stock Exchange, the issuance of (x) shares of New Doma Common Stock pursuant to the terms of the Merger Agreement and (y) shares of New Doma Common Stock to certain institutional investors in connection with a concurrent private placement, plus any additional shares pursuant to subscription agreements we may enter into prior to closing of the Business Combination (we refer to this proposal as the “Stock Issuance Proposal”).
e.Proposal No. 5: New Doma Equity Incentive Plan—to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the New Doma Equity Incentive Plan (the “Incentive Plan”), which is an incentive compensation plan for certain employees and other individuals of New Doma and its subsidiaries (the “Incentive Plan Proposal”).
f.Proposal No. 6: New Doma Employee Stock Purchase Plan—to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the New Doma Employee Stock Purchase Plan (the “ESPP”), which is a stock purchase plan for certain employees and other individuals of New Doma and its subsidiaries (the “ESPP Proposal”).
g.Proposal No. 7: Director Election Proposal—to consider and vote upon a proposal to elect ten directors, effective as of and contingent upon the Effective Time of the Business Combination, as directors to serve staggered terms on our board of directors under the Proposed Certificate of Incorporation until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death (the “Director Election Proposal”).
h.Proposal No. 8: Adjournment Proposal—to consider and vote upon a proposal to approve the adjournment of the Special Meeting by the chairman thereof to a later date, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and/or the Director Election Proposal.
These items of business are described in the attached proxy statement/prospectus, which also includes, as Annex A-1, a copy of the Merger Agreement, as Annex A-2, a copy of Amendment No. 1 of the Merger Agreement, as Annex B, a copy of the Proposed Certificate of Incorporation, as Annex C, a copy of the Incentive Plan, and as Annex D, a copy of the ESPP. We encourage you to read the attached proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO READ CAREFULLY THE SECTION “RISK FACTORS.”
Only holders of record of Capitol Common Stock at the close of business on                 , 2021 are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments of the Special Meeting.
After careful consideration, the Capitol Board of Directors has determined that the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal are fair to and in the best interests of Capitol and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of these proposals, if presented. When you consider the Capitol Board of Directors’ recommendation, you should keep in mind that Capitol’s directors and officers may have interests in the Business Combination that conflict with your interests as a stockholder. See the section “The Business Combination Proposal—Interests of Capitol’s Sponsors, Directors and Officers in the Business Combination.”
Consummation of the Transactions is conditioned on approval of each of the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. If any of the proposals is not approved and the Special Meeting is not adjourned, the other proposals will not be presented to stockholders for a vote. The Adjournment Proposal is not conditioned on the approval of any other proposal.
All Capitol Stockholders are cordially invited to attend the Special Meeting in person (which would include presence at a virtual meeting). To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of Capitol Common Stock, you may also cast your vote in person (which would include presence at a virtual meeting) at the Special Meeting. If your Capitol Common Stock is held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person (which would include presence at the virtual Special Meeting), obtain a proxy from your broker or bank.
A complete list of Capitol Stockholders of record entitled to vote at the Special Meeting will be available for         days before the Special Meeting at the executive offices of Capitol for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
Thank you for your participation. We look forward to your continued support.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Capitol, constitutes a prospectus of Capitol under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Doma Common Stock to be issued to Doma Stockholders under the Merger Agreement if the Business Combination is consummated. This document also constitutes a notice of meeting and proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Special Meeting at which Capitol Stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Capitol Stockholders nor the issuance by Capitol of any securities in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding Capitol has been provided by Capitol and information contained in this proxy statement/prospectus regarding Doma has been provided by Doma. Information provided by either Capitol or Doma does not constitute any representation, estimate or projection of the other.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains information concerning the market and industry in which Doma conducts its business. Doma operates in an industry in which it is difficult to obtain precise industry and market information. Doma has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable, including research information produced by the American Land Title Association, Fannie Mae, IBIS World, Mortgage Bankers Association and Zillow. Doma cannot assure you of the accuracy and completeness of such information, and it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While Doma is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section “Risk Factors” below.

i

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Capitol from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone at the following addresses and telephone numbers:

Capitol Investment Corp. V
1300 17th Street North, Suite 820
Arlington, Virginia 22209
Telephone: (202) 654-7060
or

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(banks and brokers call collect at (203) 658-9400)
Email: CAP.info@investor.morrowsodali.com
To obtain timely delivery in advance of the Special Meeting, Capitol Stockholders must request the materials no later than                         , 2021, five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section “Where You Can Find More Information” beginning on page 265.

SELECTED DEFINITIONS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “Capitol” refer to Capitol Investment Corp. V, and the terms “New Doma,” “combined company” and “post-combination company” refer to Capitol Investment Corp. V and its subsidiaries following the consummation of the Business Combination.
Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:
“Adjournment Proposal” are to a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting;
“Advisory Charter Proposal A” are to a proposal for the name of New Doma to be “Doma Holdings, Inc.” as opposed to “Capitol Investment Corp. V”;
“Advisory Charter Proposal B” are to a proposal that New Doma will be authorized to issue 2,100,000,000 shares of capital stock, consisting of (i) 2,000,000,000 shares of New Doma Common Stock, par value $0.0001 per share, and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to Capitol having 451,000,000 shares of capital stock, consisting of  (a) 450,000,000 shares of common stock, including 400,000,000 shares of Class A common stock, par value $0.0001 per share, and 50,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share;
“Advisory Charter Proposal C” are to a proposal that the Proposed Certificate of Incorporation will remove various provisions applicable only to special purpose acquisition companies that the Current Certificate of Incorporation contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time);
“Advisory Charter Proposals” are to Advisory Charter Proposal A, Advisory Charter Proposal B and Advisory Charter Proposal C, collectively;
“Alternative Financing” are to any alternative financing obtained by Capitol through commercially reasonable efforts;
“Amendment No. 1 to the Merger Agreement” are to the Amendment No. 1 to Agreement and Plan of Merger, dated March 18, 2021, by and among Capitol, Merger Sub and Doma Holdings, Inc. and attached to this proxy statement/prospectus as Annex A-2;
“Available New Doma Cash” are to cash and cash equivalents of Capitol and its subsidiaries as of the Closing Date, including (i) the cash available to be released from the Trust Account following any Redemption in connection with the Offer, (ii) the proceeds actually received by Capitol in the PIPE Financing (which shall include the amount of any Alternative Financing, if applicable) and (iii) cash and cash equivalents of Capitol and its subsidiaries held outside of the Trust Account;
“Business Combination” are to the Merger Agreement (including the Merger) and the Transactions;
“Business Combination Proposal” are to a proposal to approve and adopt the Merger Agreement and approve the Business Combination;
“Capitol Board of Directors” are to the board of directors of Capitol;
“Capitol Class A Common Stock” are to the Class A Common Stock of Capitol, par value $0.0001 per share;
“Capitol Class B Common Stock” are to the Class B Common Stock of Capitol, par value $0.0001 per share;
“Capitol Common Stock” are to Capitol Class A Common Stock and the Capitol Class B Common Stock, collectively;

“Capitol Stockholders” are to holders of Capitol Common stock;
“Capitol units” and “units” are to the units of Capitol, each unit representing one share of Capitol Class A Common Stock and one-third of one redeemable warrant to acquire one share of Capitol Class A Common Stock, that were offered and sold by Capitol in its initial public offering and registered pursuant to the IPO Registration Statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof) which will automatically separate into their component parts and will not be traded after the Business Combination;
“Capitol Warrants” are to the public warrants and the private placement warrants;
“Cash Eligible Shares” are to shares of Doma Common Stock that are issued and outstanding as of the date of the Merger Agreement (excluding Doma Restricted Shares) that (i) have been held continuously by the holder thereof (including by any of its affiliates) since June 1, 2019 or (ii) were acquired upon the exercise of a Doma Option that had a grant date of June 1, 2019 or earlier and have been held continuously by the holder thereof (including by any of its affiliates) since the date of exercise;
“Cash Eligible Options” are to Doma Options that are vested and exercisable as of the date specified by Doma and that remains vested and exercisable as of immediately prior to the Effective Time, and for which the applicable grant date was June 1, 2019 or earlier;
“Charter Proposal” are to a proposal to approve the Proposed Certificate of Incorporation.
“Closing” are to the closing of the Business Combination;
“Closing Date” are to the date of the Closing;
“Condition Precedent Proposals” are to the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal, the Director Election Proposal, collectively;
“Continental” are to Continental Stock Transfer & Trust Company;
“COVID-19” are to SARS-CoV-2 or COVID-19, and any evolutions thereof;
“Current Bylaws” are to Capitol’s bylaws in effect as of the date of this proxy statement/prospectus;
“Current Certificate of Incorporation” are to Capitol’s amended and restated certificate of incorporation, adopted as of December 1, 2020;
“DGCL” are to the Delaware General Corporation Law, as amended;
“Director Election Proposal” are to a proposal to approve the election of ten directors who, upon consummation of the Business Combination, will be the directors of New Doma;
“Doma” are to Doma Holdings, Inc. (f/k/a States Title Holding, Inc.) prior to the Business Combination;
“Doma 2019 Equity Incentive Plan” are to States Title Holding, Inc. 2019 Equity Incentive Plan;
“Doma Capital Stock” are to the Doma Common Stock and Doma Preferred Stock;
“Doma Common Stock” are to shares of Doma Common Stock, par value $0.0001 per share;
“Doma Dissenting Shares” are to shares of Doma Capital Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL;
“Doma Options” are to options to purchase shares of Doma Common Stock;
“Doma Preferred Stock” are to shares of Doma Preferred Stock, par value $0.0001 per share;
v

“Doma Restricted Shares” are to unvested restricted shares of Doma Common Stock granted pursuant to the Doma 2019 Equity Incentive Plan upon the “early exercise” of Doma Options;
“Doma Stockholders” are to the holders of Doma Capital Stock prior to the Business Combination;
“Doma Support Agreements” are to the Voting and Support Agreements entered into by Capitol, Doma and certain holders of Doma Capital Stock following the execution of the Merger Agreement;
“Doma Treasury Shares” are to shares of Doma Capital Stock held in Doma’s treasury, which treasury shares shall be canceled as part of the Merger;
“Doma Warrants” are to warrants to purchase shares of Doma Capital Stock;
“Earnout Fully Diluted Shares” means the sum of (i) the aggregate number of outstanding shares of New Doma Common Stock (including Exchanged Restricted Stock, but excluding Sponsor Covered Shares), plus (ii) the maximum number of shares underlying New Doma Options that are vested (calculated on a net exercise basis and assuming, for this purpose, a price per share of New Doma Common Stock of $10.00) and the maximum number of shares underlying New Doma Warrants (calculated on a net exercise basis and assuming, for this purpose, a price per share of New Doma Common Stock of $10.00), in each case of these clauses (i) and (ii), as of immediately following Closing, and, for the avoidance of doubt, after giving effect to all redemptions and any forfeiture pursuant to the Sponsor Support Agreement.
“Earnout Shares” are to 5.0% of the Earnout Fully Diluted Shares in the form of earnout consideration, payable in two equal tranches if the closing price of the New Doma Common Stock exceeds $15.00 and $17.50 per share for any 20 trading days within any 30-trading day period following the Closing and ending no later than the five-year anniversary of the Closing;
“Effective Time” are to the time of filing of a certificate of merger with the Secretary of State of the State of Delaware upon consummation of the Merger or such later time as may be agreed by Capitol and Doma in writing and specified in such certificate of merger;
“ESPP” are to the Doma Holdings, Inc. Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex D;
“ESPP Proposal” are to a proposal to approve the ESPP;
“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
“Exchanged Restricted Stock” are to each outstanding Doma Restricted Share which will receive an award with respect to a number of restricted shares of New Doma Common Stock;
“Founder” are to Max Simkoff;
“GAAP” are to the U.S. generally accepted accounting principles;
“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
“Incentive Plan” are to the Doma Holdings, Inc. 2021 Omnibus Incentive Plan attached to this proxy statement/prospectus as Annex C;
“Incentive Plan Proposal” are to a proposal to approve the Incentive Plan;
“initial public offering” or “IPO” are to Capitol’s initial public offering that was consummated on December 4, 2020;
“IPO Registration Statement” are to the Registration Statement on Form S-1 (333-249856) filed by Capitol in connection with its initial public offering, which became effective on December 1, 2020;

“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
“Merger” are to the merger of Doma with and into Merger Sub, with Doma being the surviving entity of the Merger;
“Merger Agreement” are to the Agreement and Plan of Merger, dated March 2, 2021, by and among Capitol, Merger Sub and Doma Holdings, Inc., as amended by Amendment No. 1 to the Merger Agreement and attached to this proxy statement/prospectus as Annex A-1;
“Merger Sub” are to Capitol V Merger Sub, Inc., a Delaware corporation;
“Minimum Available Cash Amount” are to Available New Doma Cash being at least equal to $450.0 million;
“Minimum Cash Condition” are to the condition at Closing that the Minimum Available Cash Amount is satisfied;
“New Doma” are to Capitol after the Closing and its name change from Capitol Investment Corp. V to Doma Holdings, Inc.;
“New Doma Board of Directors” are to the board of directors of New Doma;
“New Doma Common Stock” are to shares of New Doma Common Stock, par value $0.0001 per share;
“New Doma Options” are to options to purchase New Doma Common Stock after the assumption by New Doma of the options to purchase Doma Common Stock;
“New Doma Warrants” are to warrants to purchase shares of New Doma Common Stock issued as replacement warrants for Doma Warrants in the Merger;
“NYSE” are to the New York Stock Exchange;
“Offer” are to the offer provided to the Capitol Stockholders to have their Capitol Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Merger Agreement, Capitol’s organizational documents, the Trust Agreement and this proxy statement/prospectus in conjunction with obtaining approval from the Capitol Stockholders of the Merger Agreement and the proposals contemplated by this proxy statement/prospectus;
“Person” are to any individual, firm, corporation, partnership (limited or general), limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind;
“Per Share Merger Consideration Value” are to the quotient of $2,917,000,000 divided by the sum of, as of immediately prior to the Effective Time, (x) the number of issued and outstanding shares of Doma Common Stock (including, without duplication, the number of issued and outstanding shares of Doma Preferred Stock on an as-converted basis); (y) the number of shares of Doma Common Stock issued or issuable upon the exercise of all outstanding, vested and unexercised options to purchase shares of Doma Common Stock; and (z) the shares of Doma Common Stock underlying any issued and outstanding warrants of Doma, in the case of (y) and (z) as determined on a net exercise basis;
“PIPE Financing” are to the purchase of shares of New Doma Common Stock pursuant to the Subscription Agreements;
“PIPE Investors” are to those certain investors participating in the PIPE Financing pursuant to the Subscription Agreements;
“private placement warrants” are to the Capitol private placement warrants outstanding as of the date of this proxy statement/prospectus;

“pro forma” are to giving pro forma effect to the Business Combination;
“Proposed Bylaws” are to the proposed bylaws of New Doma upon the Closing, included as Exhibit 3.4 to this registration statement;
“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New Doma upon the Closing attached to this proxy statement/prospectus as Annex B;
“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;
“public shares” are to the Capitol’s Class A Common Stock, par value $0.0001 per share, that were offered and sold by Capitol in its initial public offering and registered pursuant to the IPO registration statement;
“public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by Capitol in its initial public offering and registered pursuant to the IPO registration statement;
“redemption” are to each redemption of public shares for cash pursuant to the Offer;
“Registration Rights Agreement” are to the Registration Rights Agreement to be entered into at Closing, by and among New Doma, the Sponsors, certain stockholders of Doma, and certain other stockholders;
“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
“SEC” are to the U.S. Securities and Exchange Commission;
“Securities Act” are to the Securities Act of 1933, as amended;
“Special Meeting” are to the special meeting in lieu of an annual meeting of Capitol to be held on       , 2021;
“Sponsor Shares” are to the shares of Capitol Class B Common Stock purchased by the Sponsors in a private placement prior to the initial public offering and the New Doma Common Stock that will be issued upon the conversion thereof;
“Sponsor Support Agreement” are to that certain Support Agreement, dated March 2, 2021, by and among the Sponsors, Capitol, and Doma, as amended and modified from time to time;
“Sponsors” are to (i) Capitol Acquisition Management V LLC, a Delaware limited liability company, (ii) Capitol Acquisition Founder V LLC, a Delaware limited liability company, (iii) Lawrence Calcano, (iv) Richard C. Donaldson, (v) Raul J. Fernandez and (vi) Thomas Sidney Smith, Jr., collectively;
“Stock Issuance Proposal” are to a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of The New York Stock Exchange, the issuance of (x) shares of New Doma Common Stock pursuant to the terms of the Merger Agreement and (y) shares of New Doma Common Stock to certain institutional investors in connection with the PIPE Financing, plus any additional shares pursuant to subscription agreements we may enter into prior to closing of the Business Combination.
“Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Financing will be consummated;
“Transactions” are to the transactions contemplated by the Merger Agreement and documents related thereto;
“Trust Account” are to the trust account established at the consummation of Capitol’s initial public offering maintained by Continental, acting as trustee, into which substantially all of the proceeds from Capitol’s initial public offering have been deposited for the benefit of Capitol, certain of its public stockholders and the underwriters of Capitol’s initial public offering; and

“Trust Agreement” are to the Investment Management Trust Agreement, dated December 1, 2020, by and between Capitol and Continental.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Capitol and Doma. These statements are based on the beliefs and assumptions of the management of Capitol and Doma. Although Capitol and Doma believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Capitol nor Doma can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, Doma’s management. Deloitte & Touche LLP, Doma’s independent registered public accounting firm, has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of Deloitte & Touche LLP included in this proxy statement/prospectus relates to historical financial information of Doma. It does not extend to the forward-looking information and should not be read as if it does. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about the ability of Capitol and Doma prior to the Business Combination, and New Doma following the Business Combination, to:
•meet the Closing conditions to the Business Combination, including approval by stockholders of Capitol and the availability of at least $450.0 million of cash at the Closing, consisting of cash held in the Trust Account after giving effect to redemptions of public shares, if any, cash received from PIPE Investors, and cash and cash equivalents of Capitol held outside the Trust Account;
•realize the benefits expected from the Business Combination;
•the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;
•the ability to obtain and/or maintain the listing of New Doma’s Common Stock on NYSE;
•New Doma’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;
•New Doma’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination;
•factors relating to the business, operations and financial performance of Doma, including:
◦New Doma’s ability to drive an increasing proportion of orders in both its Strategic and Enterprise Accounts and Local channels through its Doma Intelligence platform;
◦changes in the competitive and regulated industries in which New Doma operates, variations in technology and operating performance across competitors, and changes in laws and regulations affecting New Doma’s business;
◦the ability to implement business plans, forecasts and other expectations after the completion of the Business Combination, and identify and realize additional opportunities;
◦the impact of COVID-19 on New Doma’s business and/or the ability of the parties to complete the Business Combination;
◦costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Capitol Stockholder redemptions; and
x

•other factors detailed under the section “Risk Factors.”
These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Capitol and Doma prior to the Business Combination, and New Doma following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Capitol or Doma assess the impact of all such risk factors on the business of Capitol and Doma prior to the Business Combination, and New Doma following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Capitol or Doma or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Capitol and Doma prior to the Business Combination, and New Doma following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING
The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. Capitol urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q: Why am I receiving this proxy statement/prospectus?
A: Capitol, Merger Sub and Doma have entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will merge with and into Doma with Doma surviving the merger as a wholly owned subsidiary of Capitol. Capitol will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Merger Agreement and you are receiving this proxy statement/prospectus in connection with such meeting. Doma is also providing these consent solicitation materials to the holders of Doma Common Stock and Doma Preferred Stock, to solicit, among other things, the required written consent to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby. See the section “The Business Combination Proposal.” In addition, a copy of the Merger Agreement and Amendment No. 1 to the Merger Agreement are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively. We urge you to read carefully this proxy statement/prospectus, including the annexes and the other documents referred to herein, in their entirety.
Q: Are there any other matters being presented to stockholders at the special meeting?
A: In addition to voting on the business combination, the stockholders of Capitol will vote on the following:
1.Separate proposals to approve differences between the organizational documents of Capitol that will be in effect upon the closing of the Transactions and Capitol’s current certificate of incorporation, including: (i) the name of the public entity will be “Doma Holdings, Inc.” as opposed to “Capitol Investment Corp. V”; (ii) Capitol will have 2,000,000,000 authorized shares of common stock and 100,000,000 authorized shares of preferred stock, as opposed to Capitol having 400,000,000 authorized shares of Capitol Class A Common Stock, 50,000,000 authorized shares of Capitol Class B Common Stock, and 1,000,000 authorized shares of preferred stock; and (iii) Capitol’s Proposed Certificate of Incorporation and Proposed Bylaws will not include the various provisions applicable only to specified purpose acquisition corporations that Capitol’s Current Certificate of Incorporation and Current Bylaws include (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time). See the section “The Charter Proposal.”
2.To approve the Incentive Plan. See the section “The Incentive Plan Proposal.”
3.To approve the Employee Stock Purchase Plan. See the section “The ESPP Proposal.”
Capitol will hold the special meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed business combination and the other matters to be acted upon at the special meeting. Stockholders should read it carefully.
Consummation of the Transactions is conditioned on approval of the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal. If any of the proposals is not approved, the other proposals will not be presented to stockholders for a vote.
The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q: What are the conditions to completion of the Business Combination?
A: The Closing is subject to certain conditions, including, among other things (i) Capitol must obtain the approval of its stockholders for certain of the proposals set forth in this proxy statement/prospectus for their approval and Doma must also obtain the written consent of its stockholders for the Merger Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) (which has already occurred), and (iii) Capitol having at least $450.0 million of cash at the Closing, consisting of cash held in the Trust Account after giving effect to redemptions of public shares, if any, cash received from PIPE investors, and cash and cash equivalents of Capitol held outside the Trust Account. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See “The Merger Agreement—Closing Conditions” beginning on page 133.
Q: Why is Capitol proposing the business combination?
Capitol was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Since the initial public offering, Capitol’s activity has been limited to the evaluation of business combination candidates.
Based on its due diligence investigations of Doma and the industry in which it operates, including the financial and other information provided by Doma in the course of their negotiations in connection with the Merger Agreement, Capitol believes that Doma has a very appealing market opportunity and growth profile, strong position in its industry and a compelling valuation. As a result, Capitol believes that a business combination with Doma will provide Capitol Stockholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section “The Business Combination Proposal—The Capitol Board of Directors’ Reasons for Approval of the Transactions.”
Q: When do you expect the Business Combination to be completed?
A: Subject to the satisfaction or waiver of the closing conditions described in the section “The Merger Agreement—Closing Conditions” beginning on page 133, including the adoption of the Merger Agreement by the Capitol Stockholders at the Special Meeting, the Business Combination is expected to close in the second quarter of 2021. However, neither Capitol nor Doma can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all.
Q: What happens if the Business Combination is not completed?
A: If Capitol does not complete the Business Combination with Doma for whatever reason, Capitol would search for another target business with which to complete a business combination. If Capitol does not complete the business combination with Doma or another business combination by December 1, 2022 (or such later date as may be approved by Capitol Stockholders), Capitol must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses). The Sponsors have no redemption rights in the event a business combination is not effected in the required time period, and, accordingly, their initial shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to our outstanding warrants. Accordingly, the warrants will expire worthless.
Questions and Answers About Capitol’s Special Stockholder Meeting
Q: When and where is the Special Meeting?
A: The Special Meeting will be held at             Eastern Time, on             , 2021, in virtual format. Capitol Stockholders may attend, vote and examine the list of Capitol Stockholders entitled to vote at the Special Meeting by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the COVID-19 pandemic, the Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.
Q: I am a Capitol warrant holder. Why am I receiving this proxy statement/prospectus?
A: Upon consummation of the Business Combination, the Capitol Warrants shall, by their terms, entitle the holders to purchase Capitol Class A Common Stock at a purchase price of $11.50 per share. This proxy statement/prospectus includes important information about Doma and the business of Doma and its subsidiaries following consummation of the Business Combination. Because holders of Capitol Warrants will be able to exercise their warrants for New Doma Common Stock beginning on the later of (x) 30 days following the consummation of the Business Combination and (y) December 4, 2021, Capitol urges you to read the information contained in this proxy statement/prospectus carefully. See the section “Risk Factors—Risks Related to the Business Combination and Capitol—We are not registering the shares of New Doma Common Stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants at that time and potentially causing such warrants to expire worthless.”
Q: Why is Capitol proposing the Business Combination?
A: Capitol was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more businesses or entities.
See the section “The Business Combination—Recommendation of the Capitol Board of Directors and Reasons for the Business Combination.”
Q: Did the Capitol Board of Directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A: No. The Capitol Board of Directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination with Doma. The directors and officers of Capitol and Capitol’s advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Capitol’s financial advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination with Doma. In addition, Capitol’s directors and officers and Capitol’s advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the Capitol Board of Directors and Capitol’s advisors in valuing Doma’s business.
Q: Do I have redemption rights?
A: If you are a holder of public shares, you have the right to demand that Capitol redeem such shares for a pro rata portion of the cash held in Capitol’s Trust Account. Capitol sometimes refers to these rights to demand redemption of the public shares as “redemption rights.”
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 20% of the public shares without the consent of Capitol. Accordingly, all public shares in excess of 20% held by a public stockholder, together with any affiliate of such stockholder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed without the consent of Capitol.
Under Capitol’s certificate of incorporation and bylaws, the business combination may only be consummated if Capitol has at least $5,000,001 of net tangible assets after giving effect to all holders of public shares that properly demand redemption of their shares into cash. This means that a substantial number of public shares may be redeemed and Capitol can still consummate the business combination. However, Doma is not required to consummate the Business Combination if there is not at least $450,000,000 of Available Cash.

Q: Will how I vote affect my ability to exercise redemption rights?
A: No. You may exercise your redemption rights whether you vote your public shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their public shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from Capitol’s Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. However, Doma is not required to consummate the Business Combination if there is not at least $450,000,000 of Available New Doma Cash. Also, with fewer public shares and public stockholders, the trading market for Capitol’s Class A Common Stock may be less liquid than the market for public shares prior to the Business Combination and Capitol may not be able to meet the listing standards of a national securities exchange.
Q: How do I exercise my redemption rights?
A: If you are a holder of public shares and wish to exercise your redemption rights, you must (i) demand that Capitol redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to Capitol’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $      , or $       per share, as of                      , 2021, the “Capitol Record Date”). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Capitol to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Capitol’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to Capitol’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Capitol’s transfer agent return the shares (physically or electronically). You may make such request by contacting Capitol’s transfer agent at the address listed at the end of this section.
If a holder of public shares properly makes a request for redemption and the public shares are delivered as described to Capitol’s transfer agent as described herein, then, if the Business Combination is consummated, Capitol will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your shares of Capitol Common Stock for cash and you will cease to have any rights as a Capitol Stockholder (other than the right to receive the redemption amount) upon consummation of the Business Combination.
For a discussion of the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Redemption to Capitol Stockholders” beginning on page 257.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any public warrants that you may hold.
Q: Do I have appraisal rights if I object to the proposed Business Combination?
A: No. Neither Capitol Stockholders nor its unit or warrant holders have appraisal rights in connection with the Business Combination under the DGCL. See the section “Capitol’s Special Meeting of Stockholders—Appraisal Rights.”

Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A: Of the net proceeds of Capitol’s initial public offer and simultaneous private placement of warrants, approximately $345,000,000 was placed in the Trust Account following the Capitol initial public offering. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of up to $12,075,000 as deferred underwriting commissions) and for Capitol’s working capital and general corporate purposes.
Q: What happens if the Business Combination is not consummated?
A: If Capitol does not complete the Business Combination with Doma for whatever reason, Capitol would search for another target business with which to complete a business combination. If Capitol does not complete the Business Combination with Doma or another target business by December 4, 2022. Capitol must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Capitol to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding public shares. The Sponsors have no redemption rights in the event a business combination is not effected by December 4, 2022, and, accordingly, their founder shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Capitol’s outstanding warrants. Accordingly, the warrants will expire worthless.
Q: How do the Sponsors, officers and directors of Capitol intend to vote on the proposals?
A: Capitol’s Sponsors, as well as Capitol’s officers and directors, beneficially own and are entitled to vote an aggregate of 20% of Capitol’s outstanding common stock. These holders have agreed to vote their shares in favor of the Business Combination Proposal. The holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Special Meeting.
Q: What constitutes a quorum at the Special Meeting?
A: A majority of the voting power of the issued and outstanding Capitol Common Stock entitled to vote at the Special Meeting must be present, in person (which would include presence at the virtual Special Meeting) or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsors, who currently own 20% of the issued and outstanding shares of common stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the Capitol Record Date for the Special Meeting, 21,562,500 shares of Capitol Common Stock would be required to achieve a quorum.
Q: Do any of Capitol’s directors or officers have interests in the Business Combination that may differ from or be in addition to the interests of Capitol Stockholders?
A: Certain of Capitol’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Capitol Stockholders generally. The Capitol Board of Directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Business Combination be approved by the stockholders of Capitol. See “The Business Combination—Interests of Capitol’s Sponsors, Directors and Officers in the Business Combination” beginning on page 96 of this proxy statement/prospectus.
Q: What do I need to do now?
A: Capitol urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes and the other documents referred to herein, and to consider how the Business

Combination will affect you as a stockholder and/or warrant holder of Capitol. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.
Q: How do I vote?
A: If you are a holder of record of Capitol Common Stock on the record date, you may vote in person (which would include presence at the virtual Special Meeting) or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at the virtual Special Meeting), obtain a proxy from your broker, bank or nominee.
Q: If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?
A: No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.
Q: What will happen if I return my proxy card without indicating how to vote?
A: If you sign and return your proxy card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Capitol Board of Directors with respect to that proposal.
Q: May I change my vote after I have mailed my signed proxy card?
A: Yes. Stockholders may send a later-dated, signed proxy card to Capitol’s transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the Special Meeting or attend the Special Meeting in person (which would include presence at the virtual Special Meeting) and vote. Stockholders also may revoke their proxy by sending a notice of revocation to Capitol’s transfer agent, which must be received prior to the vote at the Special Meeting.
Q: What happens if I fail to take any action with respect to the Special Meeting?
A: If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, your shares of Capitol Common Stock will automatically be converted into shares of New Doma Common Stock. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of Capitol.
Q: What should I do if I receive more than one set of voting materials?
A: Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Capitol Common Stock.
Q: What should I do with my share and/or warrant certificates?
A: Those stockholders who do not elect to have their Capitol Common Stock redeemed for a pro rata share of the Trust Account do not need to deliver their shares to Capitol’s transfer agent in connection with the business combination as they will automatically convert into shares of Capitol Common Stock. Capitol Stockholders who exercise their redemption rights must deliver their share certificates to Capitol’s transfer agent (either physically or electronically) no later than two business days prior to the Special Meeting as described above.
Upon consummation of the Transactions, the Capitol Warrants will automatically convert into warrants to purchase shares of New Doma Common Stock. Therefore, warrant holders do not need to deliver their warrants to Capitol’s transfer agent in connection with the Business Combination.
Q: Who can help answer my questions?
A: If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:
Mr. L. Dyson Dryden
Capitol Investment Corp. V
1300 17th Street, Suite 820
Arlington, Virginia 22209
Tel: (202) 654-7060 Fax: (202) 654-7070
or:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(banks and brokers call collect at (203) 658-9400)
Email: CAP.info@investor.morrowsodali.com
You may also obtain additional information about Capitol from documents filed with the SEC by following the instructions in the section “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your stock (either physically or electronically) to Capitol’s transfer agent at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
(212) 509-4000
Attn: Mark Zimkind
Email: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.
The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section “The Merger Agreement.”
Information About the Parties to the Business Combination
Capitol Investment Corp. V
1300 17th Street North, Suite 820
Arlington, Virginia 22209
(202) 654-7060
Capitol Investment Corp. V is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.
Doma Holdings, Inc.
101 Mission Street, Suite 740
San Francisco, California 94105
(650) 419-3827
Doma Holdings, Inc. is a technology company that is architecting the future of real estate transactions. Using machine intelligence and its proprietary technology solutions, Doma is creating a vastly more simple, efficient, and affordable real estate closing experience for current and prospective homeowners, lenders, title agents and real estate professionals.
Capitol V Merger Sub, Inc.
c/o Capitol Investment Corp. V
1300 17th Street North, Suite 820
Arlington, Virginia 22209
(202) 654-7060
Capitol V Merger Sub, Inc. is a Delaware corporation and wholly owned subsidiary of Capitol, which was formed for the purpose of effecting a merger with Doma.
The Business Combination and the Merger Agreement
The terms and conditions of the Business Combination are contained in the Merger Agreement and Amendment No. 1 to the Merger Agreement, which are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.
If the Merger Agreement is approved and adopted and the Business Combination is consummated, Merger Sub will merge with and into Doma with Doma surviving the Merger as a wholly owned subsidiary of New Doma (formerly Capitol) upon the Closing.

Structure of the Business Combination
Pursuant to the Merger Agreement, Merger Sub will merge with and into Doma, with Doma surviving the Business Combination. Upon consummation of the foregoing transactions, Doma will be a wholly owned subsidiary of New Doma (formerly Capitol). In addition, immediately prior to the consummation of the Business Combination, New Doma will amend and restate the Current Certificate of Incorporation to be the Proposed Certificate of Incorporation, as described in the section of this proxy statement/prospectus “Description of New Doma Securities.”
The following diagrams illustrate in simplified terms the current structure of Capitol and Doma and the expected structure of New Doma (formerly Capitol) immediately following the Closing (voting and economic percentages are presented assuming no redemptions of public shares and exclude 1.725 million Sponsor Covered Shares, which are subject to vesting post-Business Combination).
Simplified Pre-Combination Structure

Sponsors
Public Stockholders
Doma Stockholders
Class B Common Stock
Economic & Voting: 20.0%
Class A Common Stock
Economic & Voting: 80.0%
Economic & Voting: 100%
Capitol
Doma
Economic & Voting: 100%
Merger Sub

Simplified Post-Combination Structure

Sponsors
Public Stockholders
Doma Stockholders
PIPE Investors
Common Stock
Economic & Voting: 2.0%
Common Stock
Economic & Voting: 9.9%
Common Stock
Economic & Voting: 79.5%
Common Stock
Economic & Voting: 8.6%
New Doma
Economic & Voting: 100%
Doma,
as Surviving Corporation

Merger Consideration
Under the Merger Agreement, Capitol has agreed to acquire all of the outstanding equity interests of Doma (A) at a Per Share Merger Consideration Value equal to $2.917 billion, divided by the aggregate number of shares of Doma Common Stock, Doma Preferred Stock, vested options to acquire Doma Common Stock (on a net exercise basis) and warrants to acquire Doma Capital Stock (on a net exercise basis), plus (B) the contingent right to receive certain earnout shares (“Earnout Shares”).
Consideration to Doma Stockholders
Subject to the cash elections described below, at the Effective Time, each outstanding share of Doma Common Stock (and each share of Doma Preferred Stock, which will automatically convert into shares of Doma Common Stock immediately prior to the Effective Time) will be converted into the right to receive (A) shares of New Doma Common Stock equal to the exchange ratio and (B) the contingent right to receive certain Earnout Shares.
Certain Doma Stockholders and option holders will have the right to elect to receive a portion of their consideration in the form of cash in lieu of shares of common stock of New Doma Common Stock or options to acquire New Doma Common Stock, as the case may be, subject to proration if the aggregate cash consideration to satisfy all cash elections exceeds or is less than the Secondary Available Cash Consideration (as defined in the Merger Agreement). If the eligible Doma Stockholders and option holders elect to receive an aggregate amount of cash that is greater than the Secondary Available Cash Consideration, the amount of cash to be paid to each Doma Stockholder or option holder that elected to receive cash will be adjusted downward on a pro rata basis and each such Doma Stockholder or option holder will receive a proportionate number of additional shares of New Doma Common Stock so that such stockholder or option holder receives their respective appropriate total aggregate merger consideration.
At the Effective Time of the Business Combination, each outstanding Doma Option that is outstanding and unexercised and that is not converted into cash pursuant to a cash election as described above, whether or not then vested or exercisable, will be assumed by New Doma and will be converted into (A) an option to acquire New Doma Common Stock with the same terms and conditions as applied to the Doma Option immediately prior to the Effective Time provided that the number of shares underlying such New Doma Option will be determined by multiplying the number of shares of Doma Common Stock subject to such option immediately prior to the Effective Time, by the exchange ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Doma Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the exchange ratio, which quotient shall be rounded down to the nearest whole cent and (B) the contingent right to receive certain Option Earnout Shares; provided that unvested Doma Options shall be entitled to the Option Earnout Shares only to the extent that the corresponding converted option is not forfeited prior to the issuance of the applicable Option Earnout Shares; provided, further that certain holders of Doma Options will have the option to elect to receive the amount of cash consideration received by Doma Stockholders described above (subject to the limitations as described in the Merger Agreement).
At the Effective Time, each outstanding share of restricted Doma Common Stock will be converted into (i) an award with respect to a number of restricted shares of New Doma Common Stock, which shall continue to have, and shall be subject to, the same terms and conditions as applied to the award of such restricted share of Doma Common Stock immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Doma 2019 Equity Incentive Plan) equal to the number of Doma Restricted Shares subject to award immediately prior to the Effective Time multiplied by the exchange ratio and (ii) the contingent right to receive certain Restricted Stock Earnout Shares; provided that holders of restricted Doma Common Stock shall be entitled to the Restricted Stock Earnout Shares only to the extent that the corresponding shares of restricted Doma Common Stock are not forfeited prior to the issuance of the applicable Restricted Stock Earnout Shares.
Prior to the Effective Time, Doma Warrants to purchase approximately 4.8 million shares of Doma Capital Stock are expected to be exercised for cash, and will receive, at the effective time, the same consideration per share as holders of Doma Common Stock. At the Effective Time, Doma Warrants to purchase approximately 0.7 million shares of Doma Capital Stock are expected to be converted into the right to receive a number of shares of New

Doma Common Stock determined by multiplying the number of shares of Doma Common Stock subject to such Doma Warrants immediately prior to the Effective Time, by the exchange ratio, plus the right to receive a certain portion of Earnout Shares. At the Effective Time, Doma Warrants to purchase approximately 0.1 million shares of Doma Capital Stock are expected to be converted into warrants exercisable for shares of New Doma Common Stock on the same terms and conditions as applied to the existing Doma Warrants, plus the right to receive a certain portion of Earnout Shares.
Consideration to Capitol Holders
Upon consummation of the Transactions, (i) each outstanding share of Class A Common Stock of Capitol will automatically convert into one share of New Doma Common Stock, (ii) the outstanding warrants to purchase common stock of Capitol will automatically convert into warrants to purchase shares of New Doma Common Stock of Capitol and (iii) each outstanding share of Class B Common Stock of Capitol will automatically convert into one share of New Doma Common Stock.
Earnout Shares
Additional shares of New Doma Common Stock will be payable to each holder of Doma Common Stock (after giving effect to the Conversion and including Doma Restricted Shares), Doma Options (whether vested or unvested) or Doma Warrants, in each case, as of immediately prior to the Effective Time with an Earnout Pro Rata Portion in excess of zero (each such holder, an “Earnout Participant”), as follows:
•First Share Price Milestone. If the closing share price of New Doma Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period beginning on or after the Closing Date and ending on or before to the five-year anniversary of the Closing Date (the “First Share Price Milestone”), New Doma will issue to each Earnout Participant a number of shares of New Doma Common Stock equal to such participant’s Earnout Pro Rata Portion of 2.5% of the Earnout Fully Diluted Shares (as defined in the Merger Agreement) (the “First Earnout Shares”).
•Second Share Price Milestone. If the closing share price of New Doma Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period beginning on or after the Closing Date and ending on or before the five-year anniversary of the Closing Date (the “Second Share Price Milestone” and, together with the First Share Price Milestone, the “Earnout Milestones”), New Doma will issue to each Earnout Participant a number of shares of New Doma Common Stock equal to such participant’s Earnout Pro Rata Portion of 2.5% of the Earnout Fully Diluted Shares (the “Second Earnout Shares” and, together with the First Earnout Shares, the “Earnout Shares”).
For additional information on the Earnout Shares, see “Business Combination Proposal—Earnout Shares.”
Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “Related Agreements.”
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, Capitol, Doma and the Sponsors entered into the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1. The Sponsors agreed, among other things, (i) that 20% of the aggregate of Capitol’s Class B Common Stock held by the Sponsors (but not more than 1,725,000 shares) (the “Sponsor Covered Shares”) shall become unvested and subject to forfeiture, only to be vested again if certain conditions described more fully in the Sponsor Support Agreement are satisfied, (ii) to forfeit additional Capitol Class B Common Stock conditioned on the non-fulfillment of certain terms set forth in the Sponsor Support Agreement, (iii) subject to customary permitted transfers, not to transfer any Capitol Class B Common Stock or warrants to purchase Capitol’s Class A Common Stock until the date that is one year after the Closing Date, subject to certain conditions related to the Sponsor Covered Shares and (iv) to donate an aggregate of $5 million of New

Doma Common Stock (the “Capitol Charitable Contribution”) to a charity to be mutually agreed to by each such Sponsor and Doma.
For a more complete description of the Sponsor Support Agreement, see “Related Agreements—Sponsor Support Agreement.”
Doma Support Agreements
In connection with the execution of the Merger Agreement, Capitol also entered into Voting and Support Agreements (the “Doma Support Agreements”), by and among Capitol, Doma and certain stockholders of Doma (the “Key Stockholders”), a copy of which is included as Exhibit 10.2. Under the Doma Support Agreements, the Key Stockholders agreed, among other things, within 48 hours following the SEC declaring effective the proxy statement/prospectus relating to the approval by Capitol Stockholders of the Business Combination, to execute and deliver a written consent with respect to the outstanding shares of Doma Capital Stock held by the Key Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination. The Doma Support Agreements also obligate the Key Stockholders to deliver a Lock-Up Agreement at the Closing.
For a more complete description of the Doma Support Agreements, see “Related Agreements—Doma Support Agreements.”
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, New Doma, the Sponsors, certain Doma Stockholders and certain of their respective affiliates will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is included as Exhibit 10.4.
For a more complete description of the Registration Rights Agreement, see “Related Agreements—Registration Rights Agreement.”
Lock-Up Agreements
The Key Stockholders, Doma’s directors and officers and certain other holders of Doma’s Capital Stock have agreed to enter into Lock-Up Agreements (the “Lock-Up Agreements”), a copy of which is included as Exhibit 10.3.
For a more complete description of the Lock-Up Agreements, see “Related Agreements—Lock-Up Agreements.”
Subscription Agreements
In connection with the execution of the Merger Agreement, Capitol entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), a copy of which is included as Exhibit 10.5. Pursuant to the Subscription Agreements, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 30,000,000 shares of New Doma Common Stock for an aggregate purchase price equal to $300 million (the “PIPE Financing”). The PIPE Investors include funds and accounts managed by BlackRock, Fidelity Management & Research Company LLC, The Gores Group, Hedosophia, SB Management, a subsidiary of SoftBank Group Corp., and Wells Capital. Existing Doma shareholder, Lennar, has also committed to the PIPE Financing and Spencer Rascoff, co-founder and former CEO of Zillow Group, has committed a personal investment to the PIPE Financing. The PIPE Financing will be consummated substantially concurrently with the Closing, subject to the terms and conditions contemplated by the Subscription Agreements.
For a more complete description of the Subscription Agreements, see “Related Agreements—Subscription Agreements.”

Date, Time and Place of Special Meeting of Capitol Stockholders
The Special Meeting will be held at                    Eastern Time, on                    , 2021, at                    , to consider and vote upon the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.
Voting Power; Record Date
Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned Capitol Common Stock at the close of business on                   , 2021, which is the record date for the Special Meeting. Stockholders will have one vote for each share of Capitol Common Stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Capitol Warrants do not have voting rights. On the Capitol Record Date, there were 43,125,000 shares of Capitol Common Stock entitled to vote at the Special Meeting, of which                    were held by nonaffiliated stockholders with the rest being held by the Sponsors and officers and directors of Capitol.
Quorum and Vote of Capitol Stockholders
A quorum of Capitol Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of shares of Capitol Common Stock are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum. The proposals presented at the Special Meeting will require the following votes:
•The Business Combination Proposal requires the affirmative vote of a majority of the shares of Capitol Common Stock represented in person (which would include presence at the virtual Special Meeting) or by proxy and entitled to vote thereon and who vote at the Special Meeting.
•The Charter Proposal requires the affirmative vote of a majority of the shares of Capitol Common Stock represented in person (which would include presence at the virtual Special Meeting) or by proxy and entitled to vote thereon and who vote at the Special Meeting.
•The Director Election Proposal requires the affirmative vote of a majority of the shares of Capitol Class B Common Stock represented in person (which would include presence at the virtual Special Meeting) or by proxy and entitled to vote thereon and who vote at the Special Meeting.
•The Stock Issuance Proposal requires the affirmative vote of a majority of the shares of Capitol Common Stock represented in person (which would include presence at the virtual Special Meeting) or by proxy and entitled to vote thereon and who vote at the Special Meeting.
•The Incentive Plan Proposal requires the affirmative vote of a majority of the shares of Capitol Common Stock represented in person (which would include presence at the virtual Special Meeting) or by proxy and entitled to vote thereon and who vote at the Special Meeting.
•The ESPP Proposal requires the affirmative vote of a majority of the shares of Capitol Common Stock represented in person (which would include presence at the virtual Special Meeting) or by proxy and entitled to vote thereon and who vote at the Special Meeting.
•The Adjournment Proposal requires the affirmative vote of a majority of the shares of Capitol Common Stock represented in person (which would include presence at the virtual Special Meeting) or by proxy and entitled to vote thereon and who vote at the Special Meeting.
Proposals
The following is a summary of the proposals to be put to the Special Meeting and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-

conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Business Combination Proposal will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting.
Business Combination Proposal
As discussed in this proxy statement/prospectus, Capitol Stockholders are being asked to approve and adopt the Merger Agreement and Amendment No. 1 to the Merger Agreement, copies of which are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively. The Merger Agreement provides for, among other things, the Business Combination, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section “Business Combination Proposal — The Capitol Board of Directors’ Reasons for the Business Combination,” the Capitol Board of Directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for Capitol’s initial public offering, including that the business of Doma and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of deferred underwriting discounts and commissions held in trust). For more information about the transactions contemplated by the Merger Agreement, see “Business Combination Proposal.”
Charter Proposal
Assuming the approval of the Business Combination Proposal, Capitol Stockholders are also being asked to approve the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B. For additional information, see “Charter Proposal.”
Advisory Charter Proposal
The Capitol Stockholders are also being asked to approve three separate resolutions (collectively the “Advisory Charter Proposals”) to approve the differences between the constitutional documents of Capitol that will be in effect upon the closing of the Business Combination and Capitol’s current constitutional documents, including: (i) the name of the public entity will be “Doma Holdings, Inc.,” (ii) the public entity will have 2,000,000,000 authorized shares of common stock and 100,000,000 authorized shares of preferred stock, and (iii) the Proposed Certificate of Incorporation does not include the various provisions applicable only to specified purpose acquisition corporations. For additional information, see “Advisory Charter Proposals.”
Stock Issuance Proposal
Assuming the approval of the Business Combination Proposal, the Capitol Stockholders are also being asked to approve the issuance of           shares Capitol Common Stock issuable pursuant to the Merger Agreement. See the section “Stock Issuance Proposal.”
Incentive Plan Proposal
Assuming the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved, Capitol Stockholders are also being asked to approve the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the Incentive Plan. For additional information, see “Incentive Plan Proposal.”
ESPP Proposal
Assuming the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved, Capitol Stockholders are also being asked to approve the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the ESPP. For additional information, see “ESPP Proposal.”

Director Election Proposal
Assuming the approval of the Business Combination Proposal and the Charter Proposal, the Capitol Stockholders are also being asked to approve the Director Election Proposal. Upon the consummation of the Business Combination, the Board will consist of ten directors. For additional information on the proposed directors, see “Director Election Proposal.”
Adjournment Proposal
If Capitol is unable to consummate the Business Combination for any reason, Capitol’s board of directors may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary. See the section “The Adjournment Proposal.”
Recommendation of the Capitol Board of Directors
Capitol’s Board of Directors has unanimously determined that the Business Combination is in the best interests of, and advisable to, the Capitol Stockholders and recommends that the Capitol Stockholders adopt the Merger Agreement and approve the Business Combination. The Capitol Board of Directors made its determination after consultation with its legal and financial advisors and consideration of a number of factors.
The Capitol Board of Directors recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the ESPP Proposal, “FOR” the approval of the Incentive Plan Proposal,” FOR” the approval of the Stock Issuance Proposal and “FOR” the approval of the Adjournment Proposal.
For more information about the Capitol Board of Directors’ recommendation and the proposals, see the sections entitled “The Special Meeting—Vote Required and Capitol Board Recommendation” beginning on page 75 and “The Business Combination Proposal—The Capitol Board of Directors’ Reasons for Approval of the Transactions” beginning on page 8.
The Capitol Board of Directors’ Reasons for Approval of the Transactions
In considering the Business Combination, Capitol’s Board of Directors considered the following positive factors, although not weighted or in any order of significance:
•Technology-First Player in Large, Antiquated Market Ripe for Disruption. Doma is architecting the future of residential real estate transactions by overhauling the current system and building one based on what today’s consumers expect: a simple, digital and frictionless experience. The market incumbents’ products are largely commoditized, not differentiated by technology and still require a manual, time-consuming process.
•Established Technology Platform with Significant Embedded Investment. Doma’s proprietary platform, Doma Intelligence, uses data analytics, machine learning and natural language processing to replace large portions of the manual real estate closing process with technology solutions. Doma’s technology platform is being trained on 30 years of historical data and has been built with a significant research and development investment over four years.
•Large Market Opportunity with Expansion Potential. Doma operates today in the estimated $23 billion title, escrow and closing market, which is based on Doma’s internal estimates and 2020 estimates from the Mortgage Bankers Association. Doma currently has an estimated market share of less than 1% of total market orders, which is based on Doma’s 2020 direct closed orders divided by the Mortgage Bankers Association’s estimate of the total number of U.S. mortgage originations in 2020. Doma believes its machine intelligence-centric approach has the potential to create value across the broader $318 billion home ownership services market, with the appraisal and warranty segments representing an $11 billion near-term market opportunity.

•Strong Value Propositions. Doma Intelligence reduces the time, effort and cost of the closing process with achievements to date including providing clear-to-close decisions on over 80% of title insurance orders for refinance transactions driven through Doma Intelligence in one minute or less, enabling up to 50% fewer “touches” for one of our largest, longest tenured customers, delivering 15% to 25% faster closings than the traditionally manual title and escrow process and achieving over 20% higher close rates for orders. These efficiencies increase revenue and profit potential for Doma and its lender and real estate partners and also provide cost savings for the homeowner.
•Tailwinds for Technology-Enabled and Digital Services in the Real Estate Market. The residential real estate market is still largely analog, but consumers, including millennials who represent the next wave of first-time homebuyers, increasingly expect instant, digital experiences.
•Strong Market Traction and Marquee Clients. Doma’s technology platform is being utilized by large national mortgage originators and lenders, including Wells Fargo & Company, Chase Home Lending, PennyMac and Homepoint, after commercial launch in 2018. Doma estimates it has a less than 10% share of wallet with its existing strategic and enterprise accounts (“S&EA”) partners, indicating a meaningful expansion opportunity.
•Clear Path to Sustained Growth of Core Business. Doma expects to meaningfully grow its current market share by adding new S&EA partners, increasing wallet share with existing customers and partners, leveraging Doma’s existing geographic presence in local markets and expanding into new ones.
•Attractive Financial Profile. Doma’s adjusted gross profit margin as a percentage of retained premiums and fees in 2020 was approximately 48%. Reductions in direct fulfillment costs enabled by Doma Intelligence and enhanced scale of the business are expected to drive continued improvement in adjusted gross profit margin as a percentage of retained premiums and fees.
•Accretive M&A Opportunities. Doma believes there is a significant opportunity to accelerate growth through the acquisition of strategically targeted title agencies, as well as in other adjacencies in the closing experience and within the broader Proptech sector. Doma believes these acquisitions will be accretive due to a combination of attractive valuation multiples and cost savings achieved by migrating transaction volume onto the Doma platform.
•Strong Tech-First Management Team. Doma’s management team combines both technical and operational expertise. Max Simkoff, Chief Executive Officer, founded Doma in 2016 and has led Doma from a start-up focused on developing a technology solution to a fully operational title agency and escrow business with a captive insurance underwriter and over 1,000 employees. Christopher Morrison, Chief Operating Officer, was previously an associate partner in the insurance practice at McKinsey & Company. Noaman Ahmad, Chief Financial Officer, brings experience from a variety of finance functions at Aon plc and The Warranty Group. Hasan Rizvi, Chief Technology Officer, was previously with Oracle where he managed approximately one-third of the company’s product and technology organization.
•Supported by World Class Board of Directors and Advisors. Doma has assembled a board of directors that includes former U.S. Treasury Secretary Larry Summers, tech industry veteran Karen Richardson, former COO of JPMorgan Chase and former President of Cerberus Capital Management Matt Zames and Lennar founder and Executive Chairman Stuart Miller. Doma also has an exceptional team of industry advisors, including Nextdoor CEO Sarah Friar and Carlyle Group Vice Chairman John Kanas, among others.
•Commitment of Current Stockholders. The existing stockholders of Doma are, in the aggregate, retaining at least 97% of their equity interests in the transaction, which the Capitol Board of Directors believes reflects their belief in and commitment to the continued growth prospects of the combined company.
•Top Tier Sponsorship from PIPE Investors. Top-tier investors anchoring the PIPE Financing include both existing Capitol Stockholders and existing Doma Stockholders.

•Strong Capitalization to Execute on Growth Opportunity. The transaction will provide up to $501 million of cash proceeds to Doma’s balance sheet and will enable Doma to continue to invest in growth, market expansion, acquisitions and new products that extend the strategic advantage of its machine intelligence driven platform.
•Attractive Valuation. The Capitol Board of Directors believes Doma’s implied valuation following the Business Combination relative to the current valuations of comparable publicly traded companies in the Insurtech and Proptech sectors is favorable to Capitol.
The Capitol Board of Directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•Macroeconomic Risks. Macroeconomic uncertainty, including as it relates to COVID-19, could negatively affect the combined company’s results of operations.
•Benefits Not Achieved.
▪The potential benefits of the Transactions may not be fully achieved or may not be achieved within the expected timeframe.
▪Doma might not achieve its projected financial results.
•Limitations of Review. Capitol did not obtain a third-party valuation or fairness opinion in connection with the Business Combination, or any formal reports or presentations regarding Doma from any of its third-party financial advisors. In addition, Capitol’s senior management and outside counsel reviewed only certain materials in connection with their due diligence review of Doma.
•Harm to Doma’s Business.
▪There is a potential for diversion of management and employee attention during the period prior to completion of the Business Combination, which could result in potential negative effects on Doma’s business.
▪Despite the efforts of Capitol and Doma prior to the consummation of the Business Combination, Doma may lose key personnel, which could result in potential negative effects on Doma’s business.
•Minority Ownership. Capitol’s public stockholders will hold a minority share position in the post-merger company.
•Litigation. Litigation challenging the Business Combination could occur, or there could be an adverse judgment granting permanent injunctive relief that could enjoin consummation of the Business Combination.
•Fees and Expenses. There are substantial fees and expenses associated with completing the Business Combination.
•Potential Inability to Complete the Transactions.
▪The Merger Agreement prohibits Capitol from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Business Combination.
▪Capitol Stockholders may object to and challenge the Business Combination and take actions that may prevent or delay the consummation of the Business Combination, including to vote down the proposals at the special meeting or exercise their redemption rights.
▪Capitol may not obtain the proceeds of the PIPE Financing, resulting in Capitol being unable to retain sufficient cash in the Trust Account to meet the requirements of the Merger Agreement.

▪The Transactions are conditioned on the satisfaction of certain closing conditions that are not within Capitol’s control.
▪There are risks and costs to Capitol if the Business Combination is not completed, including the risk of liquidation.
•Post-Business Combination Corporate Governance. The parties have not entered into any agreement in respect of the composition of the board of directors of New Doma after the Closing, except for the parties’ respective rights to designate the initial director nominees. See “The Merger Agreement” for detailed discussions of the terms and conditions of the Merger Agreement. Furthermore, because the Doma Stockholders will collectively control shares representing a majority of New Doma’s total outstanding shares of common stock upon completion of the Business Combination, and because the board of directors of New Doma will be classified following the Closing pursuant to the terms of the Proposed Organizational Documents, the Doma Stockholders may be able to elect future directors and make other decisions (including approving certain transactions involving New Doma and other corporate actions) without the consent or approval of any of Capitol’s current stockholders, directors or management team. See “Charter Proposal” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.
•Interests of Capitol’s Sponsors, Directors and Officers. Capitol’s Sponsors, directors and officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of Capitol’s stockholders. See “Proposal No. 1—The Business Combination Proposal—Interests of Capitol’s Sponsors, Directors and Officers in the Business Combination.”
•Other Risks. Various other risks associated with the business of Doma, as described in the section “Risk Factors” appearing elsewhere in this proxy statement/prospectus.
The foregoing discussion of material factors considered by the Capitol Board of Directors is not intended to be exhaustive but does sets forth the principal factors considered by the Capitol Board of Directors.
Ownership of New Doma Following the Business Combination
As of the date of this proxy statement/prospectus, there are (i) 34,500,000 shares of Capitol Class A Common Stock and (ii) 8,625,000 shares of Capitol Class B Common Stock outstanding. In addition, as of the date of this proxy statement/prospectus, there are an aggregate of 11,500,000 public warrants and 5,833,333 private placement warrants of Capitol, in each case, issued and outstanding. Each whole warrant entitles the holder thereof to purchase one share of New Doma Common Stock.
The following table summarizes the pro forma common stock outstanding in New Doma immediately following the consummation of the Business Combination under two scenarios:
•Assuming No Redemptions – This scenario assumes that none of the Capitol Stockholders will elect to redeem their Class A Common Stock for a pro rata portion of cash in the Trust Account, and thus the full amount of $345.0 million held in the Trust Account is available for the Business Combination.
•Assuming Maximum Redemptions – This scenario assumes that Capitol Stockholders will redeem approximately 19.5 million shares of Class A Common Stock for an aggregate redemption payment of $195.1 million. The aggregate redemption payment of $195.1 million was calculated as the difference between (i) cash and cash equivalents of approximately $0.1 million from Capitol as of March 31, 2021, available trust cash of $345.0 million and PIPE financing of $300.0 million, collectively $645.1 million, and (ii) minimum cash of $450.0 million. The number of public redemption shares of approximately 19.5 million shares of Class A Common Stock was calculated based on the estimated per share redemption value of approximately $10.00 ($345.0 million in the Trust Account divided by 34.5 million outstanding shares of Class A Common Stock held by Capitol’s public shareholders).

	Assuming No Redemptions		Assuming Maximum Redemptions
In thousands	Shares	Ownership, %	Shares	Ownership, %
Doma stockholders(1)	276,839	79.5%	277,359	84.2%
Capitol public stockholders(2)	34,500	9.9%	14,991	4.6%
Sponsors(3)	6,900	2.0%	6,900	2.1%
PIPE Investors	30,000	8.6%	30,000	9.1%
Total	348,239	100.0%	329,250	100.0%
__________________
(1)The New Doma Common Stock issued to the Sellers was calculated as Share Consideration divided by $10.00 per share.
(2)Under the Maximum Redemptions scenario, the Capitol Class A Common Stock held by Capitol public stockholders was calculated as the difference between 34.5 million shares outstanding as of March 31, 2021 and the potential maximum redemption of 19.5 million shares.
(3)The New Doma Common Stock held by the Sponsors was calculated as 8.625 million shares of Capitol Class B Common Stock outstanding as of March 31, 2021 excluding the 1.725 million shares of Class B Common Stock subject to vesting post Business Combination, converted on a one-for-one basis into New Doma Common Stock.
The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New Doma’ ownership will be after the Closing. For more information about the merger consideration, these scenarios and the underlying assumptions, see “Unaudited Pro Forma Condensed Combined Financial Information” and “The Merger Agreement—Effects of the Merger Agreement—Aggregate Merger Consideration.”
Regulatory Approvals
The Transactions are not subject to any federal or state regulatory requirement or approval, except for the filings with the State of Delaware necessary to effectuate the Transactions and the filing of required notifications and the expiration or termination of the required waiting periods under the HSR Act, which has already occurred.
Conditions to the Completion of the Business Combination
The obligations of the parties to consummate, or cause to be consummated, the Merger are subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and the consummation of the Transactions by the respective stockholders of Capitol and Doma, (ii) effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part to be filed by Capitol in connection with the Business Combination, (iii) expiration or termination of the waiting period under the HSR Act (which has already occurred), (iv) receipt of approval for listing on the NYSE of the shares of New Doma Common Stock to be issued in connection with the Merger, (v) that Capitol has at least $5,000,001 of net tangible assets upon Closing, and (vi) the absence of any injunctions or statute, rule or regulation prohibiting the Transactions.
The obligations of Capitol or Doma to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the certain additional conditions, any one or more of which may be waived in writing by Capitol or Doma, as applicable. In particular, the Merger Agreement provides that the obligation of Doma to consummate the Merger is conditioned on, as of the Closing, the amount of Available New Doma Cash being equal to or greater than $450,000,000.
For further details, see “The Merger Agreement.”
Termination
The Merger Agreement may be terminated and the Transactions abandoned (notwithstanding any approval of the Merger Agreement by Doma or Capitol Stockholders) at any time prior to Closing:
•by mutual written agreement of Doma and Capitol;
•by written notice of either Doma or Capitol, if:

•the Closing has not occurred on or before December 31, 2021, subject to the limitations set forth in the Merger Agreement or any governmental order or applicable law that permanently enjoins or prohibits the consummation of the Transactions; or
•a Terminating Doma Breach (as defined in the Merger Agreement) or Terminating Capitol Breach (as defined in the Merger Agreement) occurs, and the respective party fails to cure such breach within 30 days after receiving written notice of such breach or, if less than 30 days away, by December 31, 2021, subject to limitations set forth in the Merger Agreement; or
•by written notice to Doma from Capitol, if the Voting and Support Agreements are not delivered to Capitol within 24 hours after the date of the Merger Agreement (which condition was satisfied by the delivery of the Doma Support Agreements as further described in the section “Related Agreements—Doma Support Agreements”).
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to fund our working capital requirements (subject to an aggregate limit of $100,000) and/or to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Capitol’s Sponsors will not have redemption rights with respect to any shares of Capitol Common Stock owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
•hold public shares or hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
•prior to 12:00 p.m., New York City time, on                     , 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Capitol selects to redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Capitol’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that

Capitol instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Capitol will promptly return any public shares previously delivered by public holders.
For more information on redemption rights, please see “The Special Meeting—Redemption Rights.”
No Delaware Appraisal Rights
Neither Capitol Stockholders nor Capitol warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Capitol has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a Capitol Stockholder grants a proxy, it may still vote its shares in person (which would include presence at the virtual Special Meeting) if it revokes its proxy before the Special Meeting. A Capitol Stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting—Revoking Your Proxy.”
Interests of Capitol’s Directors and Officers in the Business Combination
When you consider the recommendation of the Capitol Board of Directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsors and Capitol’s directors and officers have interests in such proposal that are different from, or in addition to, those of Capitol Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
•Prior to Capitol’s initial public offering, the Sponsors purchased 8,625,000 shares of Capitol Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.003 per share. As a result of the significantly lower investment per share of our Sponsors as compared with the investment per share of our public stockholders, a transaction that results in an increase in the value of the investment of the Sponsors may result in a decrease in the value of the investment of our public stockholders. In addition, if Capitol does not consummate a business combination by December 4, 2022 (or if such date is extended at a duly called special meeting, such later date), it would cease all operations except for the purpose of winding-up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, liquidating and dissolving, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 8,625,000 shares of Capitol Class B Common Stock owned by the Sponsors would be worthless because following the redemption of the public shares, Capitol would likely have few, if any, net assets. Furthermore, the Sponsors and Capitol’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any shares of Capitol Common Stock held by them, if Capitol fails to complete a business combination within the required period. Additionally, in such event, the 5,833,333 private placement warrants purchased by the Sponsors simultaneously with the consummation of Capitol’s initial public offering for an aggregate purchase price of $8,750,000 will also expire worthless. Capitol’s directors and executive officers, Mark D. Ein, L. Dyson Dryden, Alfheidur H. Saemundsson and Preston P. Parnell, also have a direct or indirect economic interest in such private placement warrants and in the 8,625,000 shares of Capitol Class B Common Stock owned by the Sponsors. The 8,625,000 shares of New Doma Common Stock into which the 8,625,000 shares of Capitol Class B Common Stock held by the Sponsors (without giving effect to the forfeiture or transfer of any Sponsor Covered Shares (as defined below)) will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $      million based upon the closing price of $      per public share on the NYSE on                   , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Doma Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Capitol believes such shares have less value. The 5,833,333 private placement warrants held by the Sponsors, if unrestricted and freely tradable, would have had an aggregate market value of $       million based upon the closing price of $      per public warrant on the NYSE on                    , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.
•Mark D. Ein, a current director of Capitol, is expected to be a director of New Doma after the consummation of the Business Combination. As such, in the future, Mr. Ein may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New Doma Board of Directors determines to pay to its non-employee directors.
•The Sponsors (including their respective representatives and affiliates) and Capitol’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Capitol. For example, Messrs. Ein and Dryden, each of whom serves as an officer and director of Capitol and is an affiliate of the Sponsors, have also recently incorporated Capitol Investment Corp. VI (“Capitol VI”) and Capitol Investment Corp. VII (“Capitol VII”), each of which is a Delaware blank check company formed for the purpose of effecting their respective initial business combinations. Mr. Ein is the Chief Executive Officer and Chairman of the Board of Directors of each of Capitol VI and Capitol VII and Mr. Dryden is the President and Chief Financial Officer and a director of each of Capitol VI and Capitol VII, and three of Capitol’s other officers and directors are also officers or directors of each of Capitol VI and Capitol VII and owe fiduciary duties under the DGCL to each of Capitol VI and Capitol VII. Messrs. Ein and Dryden are also directors of BrightSpark Capitol Corp. (“BrightSpark”), a Delaware blank check company formed for the purpose of effecting an initial business combination, and Alfheidur H. Saemundsson is chief financial officer of BrightSpark. The Sponsors and Capitol’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Capitol completing its initial business combination. Capitol’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Capitol, and the other entities to which they owe certain fiduciary or contractual duties, including Capitol VI, Capitol VII and BrightSpark. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Capitol’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Capitol, subject to applicable fiduciary duties under the DGCL. Capitol’s amended and restated certificate of incorporation provides that it renounces its interest in any corporate opportunity offered to any director or officer of Capitol unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Capitol and it is an opportunity that Capitol is able to complete on a reasonable basis.
•Capitol’s existing directors and officers will be eligible for continued indemnification and continued coverage under Capitol’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement.
•In order to protect the amounts held in the Trust Account, the Sponsors have agreed that they will be liable jointly and severally to Capitol if and to the extent any claims by a third party (other than Capitol’s independent public accountants) for services rendered or products sold to Capitol, or a prospective target business with which Capitol has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in value of the trust assets, less taxes payable, except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held the Trust Account (whether or not such waiver is enforceable), and except as to any claims under the indemnity of the underwriters of Capitol’s initial public offering against certain liabilities, including liabilities under the Securities Act.
•The Sponsors have advanced funds to Capitol for working capital purposes, amounting to $700,000 as of April 20, 2021. These outstanding advances have been documented in convertible promissory notes issued by Capitol to such lenders. Following the issuance of the convertible promissory notes, $270,000 remains under a funding commitment provided by the Sponsors in February 2021. In May 2021, the Sponsors committed to provide an additional $756,000 in loans. The loans are non-interest bearing, unsecured and due and payable in full on consummation of Capitol’s initial business combination. If Capitol does not complete its initial business combination within the required period, Capitol may use a portion of the working capital held outside the Trust Account to repay such advances and any other working capital advances made to Capitol, but no proceeds held in the Trust Account would be used to repay such advances and any other working capital advances made to Capitol, and such related party may not be able to recover the value it has loaned Capitol and any other working capital advances it may make. Up to $1,500,000 of such loans may be convertible into warrants of New Doma at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants.
•Capitol’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. However, if Capitol fails to consummate a business combination by December 4, 2022, they will not have any claim against the Trust Account for reimbursement. Accordingly, Capitol may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date.
•Pursuant to the Registration Rights Agreement, the Sponsors will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Doma Common Stock and warrants held by such parties following the consummation of the Business Combination.
The existence of financial and personal interests of one or more of Capitol’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Capitol and its stockholders and what such director may believe is best for such director in determining to recommend that stockholders vote for the proposals. In addition, Capitol’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.
The personal and financial interests of the Sponsors, as well as Capitol’s directors and officers, may have influenced their motivation in identifying and selecting Doma as a business combination target, completing an initial business combination with Doma and influencing the operation of the business following the Business Combination. In considering the recommendations of the Capitol Board of Directors to vote for the proposals, its stockholders should consider these interests.
Stock Exchange Listing
Capitol’s units, Class A Common Stock and public warrants are publicly traded on the NYSE under the symbols “CAP.U,” “CAP” and “CAP WS,” respectively. Capitol intends to apply to list the New Doma Common Stock and public warrants on the NYSE under the symbols “DOMA” and “DOMA WS,” respectively, upon the Closing of the Business Combination. New Doma will not have units traded following the Closing of the Business Combination.
Material U.S. Federal Tax Consequences.
For a discussion summarizing the U.S. federal income tax considerations of the exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”
Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization and Capitol will be treated as the acquired company for financial statement reporting purposes. Doma will be deemed the predecessor and New Doma will be the successor SEC registrant, meaning that Doma’s financial statements for periods prior to the consummation of the Business Combination will be disclosed in Doma’s future periodic reports. Given the transaction is treated as a reverse recapitalization, the Business Combination will be treated as the equivalent of

Doma issuing stock for the net assets of Capitol, accompanied by a recapitalization. The net assets of Doma and Capitol will be stated at historical cost. No goodwill or intangible assets will be recorded in connection with the Business Combination.
Comparison of Stockholders’ Rights
Following the consummation of the Business Combination, the rights of Capitol Stockholders who become New Doma stockholders in the Business Combination will no longer be governed by the Current Certificate of Incorporation and Current Bylaws and instead will be governed by the Proposed Certificate of Incorporation and New Doma’s Proposed Bylaws. See the section “Comparison of Stockholders’ Rights.”
Summary of Risk Factors
Capitol Stockholders should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented herein. The occurrence of one or more of the events or circumstances described in the section “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect New Doma’s business, financial condition and operating results. Such risks include, but are not limited to:
Capitol
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Capitol prior to the consummation of the Business Combination.
Risks Related to the Business Combination and Capitol:
•The Sponsors have agreed to vote in favor of the Business Combination, regardless of how Capitol’s public stockholders vote.
•Neither the Capitol Board of Directors nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.
•Because the Sponsors and Capitol’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination with Doma is appropriate as our initial business combination. Such interests include that the Sponsors will lose their entire investment in us if our initial business combination is not completed.
•Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Doma and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Doma Common Stock or satisfy our other financial obligations.
•The public stockholders will experience immediate dilution as a consequence of the issuance of New Doma Common Stock as consideration in the Business Combination and the PIPE Financing and due to future issuances pursuant to the Incentive Award Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of New Doma.
Additional Risks Related to Ownership of New Doma Common Stock Following the Business Combination and New Doma Operating as a Public Company:
•The price of New Doma’s securities may be volatile.
•New Doma does not intend to pay cash dividends for the foreseeable future.
•Future resales of New Doma Common Stock after the consummation of the Business Combination may cause the market price of New Doma’s securities to drop significantly, even if New Doma’s business is doing well.

•The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from New Doma’s business operations.
Risks if the Business Combination is not Consummated:
•If we are not able to complete the Business Combination with Doma by December 4, 2022 (or if such date is extended at a duly called meeting of stockholders, such later date) or if we are not able to complete another business combination by such date, in each case, we would cease all operations except for the purpose of winding up and we would redeem the public shares and liquidate the Trust Account, in which case Capitol’s public stockholders may only receive approximately $10.00 per share, or less than such amount in certain circumstances, and the Capitol Warrants will expire worthless.
•If the net proceeds of Capitol’s initial public offering not being held in the Trust Account are insufficient to allow us to operate through to December 4, 2022 and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public stockholders may only receive $10.00 per share, and our warrants will expire worthless.
Doma
Unless the context otherwise requires, references in this subsection to “we,” “us,” “our” and “the Company” generally refer to Doma in the present tense or New Doma from and after the Business Combination.
Risks Related to Doma’s Business and Industry:
•COVID-19 has adversely affected our business and could have adverse effects on our business in the future.
•We have a history of net losses and could continue to incur substantial net losses in the future.
•Our future growth and profitability depend in part on our ability to successfully operate in the highly competitive real estate and insurance industries.
•Our success and ability to grow our business depend on retaining and expanding our S&EA partner base. If we fail to add new S&EA partners or retain current S&EA partners, our business, revenue, operating results and financial condition could be harmed.
•If we are unable to expand our product offerings, our prospects for future growth may be adversely affected.
•Adverse changes in economic conditions, especially those affecting the levels of real estate and mortgage activity, may reduce our revenues.
•We collect, process, store, share, disclose and use consumer information and other data and are subject to stringent and changing privacy laws, regulations and standards, policies and contractual obligations. Our actual or perceived failure to protect such information and data, respect consumers’ privacy or comply with data privacy and security laws and regulations and our policies and contractual obligations could damage our reputation and brand and harm our business and operating results.
•We must comply with extensive government regulations. These regulations could adversely affect our ability to increase our revenues and operating results.
Emerging Growth Company and Smaller Reporting Company Status
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Doma’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Capitol’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of New Doma Common Stock held by non-affiliates exceeds $250 million as of the end of that fiscal year’s second fiscal quarter or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of New Doma Common Stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
Capitol
Market Price and Ticker Symbol
Capitol’s units, Class A Common Stock and public warrants are currently listed on the NYSE under the symbols “CAP.U,” “CAP” and “CAP WS,” respectively.
The closing price of Capitol’s units, Class A Common Stock and public warrants on March 2, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $10.51, $9.97 and $1.26, respectively. As of                   , 2021, the record date for the Special Meeting, the closing price for each unit, share of Class A Common Stock and public warrant was $         , $         and $        , respectively.
Holders
As of May 23, 2021, there was one holder of record of Capitol units, one holder of record of Capitol Class A Common Stock, six holders of record of Capitol Class B Common Stock, one holder of record of Capitol’s public warrants and six holders of record of Capitol’s private warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Capitol Class A Common Stock and public warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
Capitol has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Doma’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. If Capitol incurs any indebtedness in connection with the Business Combination, New Doma’s ability to declare dividends may be limited by restrictive covenants that may be agreed to in connection therewith. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Doma Board of Directors at such time.
Doma
Market Price and Ticker Symbol
There is no public market for shares of Doma Common Stock.
Holders
As of May 20, 2021, the number of record holders of Doma Common Stock, on an as-converted basis, was approximately 187.
Dividend Policy
Doma has never declared or paid cash dividends on Doma Capital Stock.

RISK FACTORS
Capitol Stockholders should carefully consider the following risk factors together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus, including the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Doma” and the consolidated financial statements and notes thereto included herein.
The following risks and uncertainties may have a material adverse effect on Capitol or Doma’s business, financial condition, results of operations or reputation. The risks described below are not the only risks Capitol or Doma face. Additional risks not presently known to Capitol or Doma or that Capitol or Doma currently believe are not material may also significantly affect New Doma’s business, financial condition, results of operations or reputation. New Doma’s business could be harmed by any of these risks. In that event, the trading price of Capitol’s securities and shares of New Doma Common Stock could decline and you could lose all or part of your investment.
Risks Related to the Business Combination and Capitol
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Capitol prior to the consummation of the Business Combination.
The Sponsors have agreed to vote in favor of the Business Combination, regardless of how Capitol’s public stockholders vote.
The Sponsors and each director and officer of Capitol have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in the case of the Sponsors, subject also to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsors own 20% of Capitol’s issued and outstanding common stock.
Neither the Capitol Board of Directors nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.
Neither the Capitol Board of Directors nor any committee thereof is required to obtain an opinion that the price that we are paying for Doma is fair to us from a financial point of view. Neither the Capitol Board of Directors nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the Capitol Board of Directors and management conducted due diligence on Doma. The Capitol Board of Directors reviewed comparisons of selected financial data of Doma with its peers in the industry and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of Capitol’s stockholders. Accordingly, investors will be relying solely on the judgment of the Capitol Board of Directors and management in valuing Doma, and the Capitol Board of Directors and management may not have properly valued such businesses. The lack of a third-party valuation may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.
We may be forced to close the Business Combination even if we determined it is no longer in our stockholders’ best interest.
Our public stockholders are protected from a material adverse event of Doma arising between the date of the Merger Agreement and the Closing primarily by the right to redeem their public shares for a pro rata portion of the funds held in the Trust Account, calculated as of two business days prior to the vote at the Special Meeting, including interest earned on the funds held in the Trust Account and not previously released to us (net of taxes payable). Accordingly, if a material adverse event were to occur after approval of the Condition Precedent Proposals at the Special Meeting, we may be forced to close the Business Combination even if we determine it is no longer in our stockholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations.

Because the Sponsors and Capitol’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination with Doma is appropriate as our initial business combination. Such interests include that the Sponsors will lose their entire investment in us if our initial business combination is not completed.
When you consider the recommendation of the Capitol Board of Directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsors and Capitol’s directors and officers have interests in such proposal that are different from, or in addition to, those of Capitol Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
•Prior to Capitol’s initial public offering, the Sponsors purchased 8,625,000 shares of Capitol Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.003 per share. As a result of the significantly lower investment per share of our Sponsors as compared with the investment per share of our public stockholders, a transaction that results in an increase in the value of the investment of the Sponsors may result in a decrease in the value of the investment of our public stockholders. In addition, if Capitol does not consummate a business combination by December 4, 2022 (or if such date is extended at a duly called special meeting, such later date), it would cease all operations except for the purpose of winding-up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, liquidating and dissolving, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 8,625,000 shares of Capitol Class B Common Stock owned by the Sponsors would be worthless because following the redemption of the public shares, Capitol would likely have few, if any, net assets. Furthermore, the Sponsors and Capitol’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any shares of Capitol Common Stock held by them, if Capitol fails to complete a business combination within the required period. Additionally, in such event, the 5,833,333 private placement warrants purchased by the Sponsors simultaneously with the consummation of Capitol’s initial public offering for an aggregate purchase price of $8,750,000 will also expire worthless. Capitol’s directors and executive officers, Mark D. Ein, L. Dyson Dryden, Alfheidur H. Saemundsson and Preston P. Parnell, also have a direct or indirect economic interest in such private placement warrants and in the 8,625,000 shares of Capitol Class B Common Stock owned by the Sponsors. The 8,625,000 shares of New Doma Common Stock into which the 8,625,000 shares of Capitol Class B Common Stock held by the Sponsors (without giving effect to the forfeiture or transfer of any Sponsor Covered Shares) will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $          million based upon the closing price of $          per public share on the NYSE on          , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Doma Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Capitol believes such shares have less value. The 5,833,333 private placement warrants held by the Sponsors, if unrestricted and freely tradable, would have had an aggregate market value of $          million based upon the closing price of $          per public warrant on the NYSE on          , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.
•Mark D. Ein, a current director of Capitol, is expected to be a director of New Doma after the consummation of the Business Combination. As such, in the future, Mr. Ein may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New Doma Board of Directors determines to pay to its non-employee directors.
•The Sponsors (including their respective representatives and affiliates) and Capitol’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Capitol. For example, Messrs. Ein and Dryden, each of whom serves as an officer and director of Capitol and is an affiliate of the Sponsors, have also recently incorporated Capitol VI and Capitol VII, each of which is a Delaware blank check company formed for the purpose of effecting their respective initial business combinations. Mr. Ein is the Chief Executive Officer and Chairman of the Board of Directors of each of Capitol VI and Capitol VII and Mr. Dryden is the President and Chief Financial Officer and a director of each of Capitol VI and Capitol VII, and three of Capitol’s other officers and directors are also officers or directors of each of Capitol VI and Capitol VII and owe fiduciary duties under the DGCL to each of Capitol VI and Capitol VII. Messrs. Ein and Dryden are also directors of BrightSpark, a Delaware blank check company formed for the purpose of effecting an initial business combination, and Alfheidur H. Saemundsson is Chief Financial Officer of BrightSpark. The Sponsors and Capitol’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Capitol completing its initial business combination. Capitol’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Capitol, and the other entities to which they owe certain fiduciary or contractual duties, including Capitol VI, Capitol VII and BrightSpark. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Capitol’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Capitol, subject to applicable fiduciary duties under the DGCL. Capitol’s amended and restated certificate of incorporation provides that it renounces its interest in any corporate opportunity offered to any director or officer of Capitol unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Capitol and it is an opportunity that Capitol is able to complete on a reasonable basis.
•Capitol’s existing directors and officers will be eligible for continued indemnification and continued coverage under Capitol’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement.
•In order to protect the amounts held in the Trust Account, the Sponsors have agreed that they will be liable jointly and severally to Capitol if and to the extent any claims by a third party (other than Capitol’s independent public accountants) for services rendered or products sold to Capitol, or a prospective target business with which Capitol has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in value of the trust assets, less taxes payable, except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held the Trust Account (whether or not such waiver is enforceable), and except as to any claims under the indemnity of the underwriters of Capitol’s initial public offering against certain liabilities, including liabilities under the Securities Act.
•The Sponsors have advanced funds to Capitol for working capital purposes, amounting to $700,000 as of April 20, 2021. These outstanding advances have been documented in convertible promissory notes issued by Capitol to such lenders. Following the issuance of the convertible promissory notes, $270,000 remains under a funding commitment provided by the Sponsors in February 2021. In May 2021, the Sponsors committed to provide an additional $756,000 in loans. The loans are non-interest bearing, unsecured and due and payable in full on consummation of Capitol’s initial business combination. If Capitol does not complete its initial business combination within the required period, Capitol may use a portion of the working capital held outside the Trust Account to repay such advances and any other working capital advances made to Capitol, but no proceeds held in the Trust Account would be used to repay such advances and any other working capital advances made to Capitol, and such related party may not be able to recover the value it has loaned Capitol and any other working capital advances it may make. Up to $1,500,000 of such loans may be convertible into warrants of New Doma at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants.
•Capitol’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. However, if Capitol fails to consummate a business combination by December 4, 2022, they will not have any claim against the Trust Account for reimbursement. Accordingly, Capitol may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date.

•Pursuant to the Registration Rights Agreement, the Sponsors will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Doma Common Stock and warrants held by such parties following the consummation of the Business Combination.
The existence of financial and personal interests of one or more of Capitol’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Capitol and its stockholders and what such director may believe is best for such director in determining to recommend that stockholders vote for the proposals. In addition, Capitol’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section “The Business Combination Proposal—Interests of Capitol’s Sponsors, Directors and Officers in the Business Combination” for a further discussion of these considerations.
The personal and financial interests of the Sponsors, as well as Capitol’s directors and officers, may have influenced their motivation in identifying and selecting Doma as a business combination target, completing an initial business combination with Doma and influencing the operation of the business following the Business Combination. In considering the recommendations of Capitol Board of Directors to vote for the proposals, its stockholders should consider these interests.
The exercise of Capitol’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Capitol’s stockholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require Capitol to agree to amend the Merger Agreement, to consent to certain actions taken by Doma or to waive rights that Capitol is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Doma’s business or a request by Doma to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at Capitol’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what such director may believe is best for Capitol and its stockholders and what such director may believe is best for such director in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Capitol does not believe there will be any changes or waivers that Capitol’s directors and officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, Capitol will circulate a new or amended proxy statement/prospectus and resolicit Capitol’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.
Capitol and Doma will incur significant transaction and transition costs in connection with the Business Combination.
Capitol and Doma have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Capitol and Doma may also incur additional costs to retain key employees. Certain transaction costs incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by New Doma following the closing of the Business Combination.

The announcement of the proposed Business Combination could disrupt Doma’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.
Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Doma’s business include the following:
•its employees may experience uncertainty about their future roles, which might adversely affect New Doma’s ability to retain and hire key personnel and other employees;
•customers, suppliers, business partners and other parties with which Doma maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with Doma or fail to extend an existing relationship with New Doma; and
•Doma has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.
If any of the aforementioned risks were to materialize, they could lead to significant costs that may impact Doma and, in the future, New Doma’s results of operations and cash available to fund its business.
Subsequent to the consummation of the Business Combination, New Doma may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to Doma has identified all material issues or risks associated with Doma, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of Doma’s and Capitol’s control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New Doma. Additionally, we have no indemnification rights against the Doma Stockholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing. Accordingly, any stockholders or warrant holders of Capitol who choose to remain New Doma stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares or warrants. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value.
The historical financial results of Doma and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Doma’s actual financial position or results of operations would have been.
The historical financial results of Doma included in this proxy statement/prospectus may not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone public company during the periods presented or those New Doma will achieve in the future. This is primarily the result of the following factors: (i) New Doma will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) New Doma’s capital structure will be different from that reflected in Doma’s historical financial statements. New Doma’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare New Doma’s future results to historical results or to evaluate its relative performance or trends in its business.
Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions, including, but not limited to,

Capitol being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Doma on the Closing Date and the number of shares of Capitol Class A Common Stock that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New Doma’s future operating or financial performance and New Doma’s actual financial condition and results of operations may vary materially from New Doma’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Doma and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Doma Common Stock or satisfy our other financial obligations.
Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Doma. We and certain investors, the Doma Stockholders and directors and officers of Doma and its affiliates will become stockholders of New Doma. We will depend on Doma for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to New Doma Common Stock. The financial condition and operating requirements of Doma may limit our ability to obtain cash from Doma. The earnings from, or other available assets of, Doma may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Doma Common Stock or satisfy our other financial obligations.
This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our Business Combination.
We have a specified Minimum Cash Condition. This redemption threshold may make it more difficult for us to complete the Business Combination as contemplated.
The Merger Agreement provides that Doma’s obligation to consummate the Business Combination is conditioned on, among other things, as of the Closing, the Minimum Cash Condition being satisfied. This condition is for the sole benefit of Doma. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.
There can be no assurance that Doma could and would waive the Minimum Cash Condition. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.
Waiving the Minimum Cash Condition may negatively impact the analysis regarding our ability to continue as a going concern.
If Doma waives such condition and the Business Combination is consummated with less than the Minimum Available Cash Amount, the cash held by New Doma and its subsidiaries (including Doma) in the aggregate, after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, our affiliates are not obligated to make loans to us in the future (other than our Sponsors’ and directors’ commitment to provide us loans in order to finance operating costs, including transaction costs in connection with a business combination, prior to the business combination). The additional exercise of redemption rights with respect to a large number of our public stockholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of New Doma after consummation of the Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time. In addition, there may be a less active and less liquid trading market for the New Doma Common Stock (there are a total of 34.5 million shares of Capitol Common Stock with redemption rights, and the number of shares of New Doma Common Stock outstanding would be reduced by the number of public shares redeemed), the New Doma Common Stock price may be more volatile, and our stockholders (including the PIPE Investors) may not be able to sell their New Doma Common Stock at a price at or above the price they paid to purchase their shares.

Certain insiders may elect to purchase shares from public stockholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material non-public information regarding us or Capitol’s securities, the Sponsors, Doma or our or their respective directors, officers, advisors or affiliates may purchase public shares or warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares or warrants from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or warrants or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Capitol’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsors, Doma or their respective directors, officers, advisors or affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the Capitol Common Stock, represented in person (which would include presence at the virtual Special Meeting) or by proxy and entitled to vote at the Special Meeting, vote in favor of the Business Combination Proposal, the Stock Issuance Proposal, the Charter Proposal, the Incentive Award Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) Capitol’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001. The purpose of such purchases of public warrants would be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination.
Entering into any such arrangements may have a depressive effect on the Capitol Class A Common Stock (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares such investor or holder owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
We are not registering the shares of New Doma Common Stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants at that time and potentially causing such warrants to expire worthless.
We are not registering the shares of New Doma Common Stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the Warrant Agreement, we have agreed that, as soon as practicable, but in no event later than 20 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance of such shares, and we will use our commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating thereto until the warrants expire or are redeemed. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current, complete or correct or the SEC issues a stop order relating to such registration statement. Beginning on the 61st day following the closing of the business combination, if the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and, instead, will be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act or another exemption. In no event will warrants be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration or qualification is available. If the New Doma Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act, we may, at our option, not permit holders of warrants who seek to exercise their warrants to do so for cash and, instead, require them to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act; in the event we so elect, we will not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the shares issuable upon exercise of the warrants, and in the event we do not so elect, we will use our commercially reasonable efforts to register or qualify the shares underlying the warrants under applicable state securities laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant exercise. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant, other than on a cashless basis in certain circumstances, and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of New Doma Common Stock included in the units. There may be a circumstance where an exemption from registration exists for holders of our private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of the public warrants. In such an instance, the Sponsors and their respective permitted transferees (which may include our directors and executive officers) would be able to exercise their warrants and sell the New Doma Common Stock underlying their warrants while holders of our public warrants would not be able to exercise their warrants and sell the underlying shares of New Doma Common Stock. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of New Doma Common Stock for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise their warrants.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in Capitol’s initial public offering).
Our placing of funds in the Trust Account at Capitol’s initial public offering may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or, even if they execute such agreements, that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors.
The Sponsors have agreed that they will be liable jointly and severally to us if and to the extent any claims by a third party (other than Capitol’s independent public accountants) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in value of the trust assets, less taxes payable, except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsors will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsors have sufficient funds to satisfy their indemnity obligations and believe that the Sponsors’ only assets are securities of Capitol. The Sponsors may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsors to reserve for such obligations and, therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
If, after we distribute the proceeds in the Trust Account to our public stockholders, Capitol files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to Capitol’s public stockholders upon the redemption of the public shares in the event Capitol does not complete an initial business combination within the required time period may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is Capitol’s intention to redeem the public shares as soon as reasonably possible following the required time period in the event Capitol does not complete an initial business combination and, therefore, it does not intend to comply with the foregoing procedures.
Because Capitol does not intend to comply with Section 280 of the DGCL, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to it at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against it within the ten years following its dissolution. However, because Capitol is a blank check company, rather than an operating company, and Capitol’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from Capitol’s vendors (such as lawyers, investment bankers, consultants, etc.) or prospective target businesses. If Capitol’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, Capitol’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Capitol’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to Capitol’s public stockholders upon the redemption of the public shares in the event Capitol does not complete an initial business combination within the required time period is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.
Past performance by Capitol’s management team may not be indicative of future performance of an investment in Doma or New Doma.
Past performance by Capitol’s management team, including with respect to Capitol I, Capitol II, Capitol III and Capitol IV, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of Capitol’s management team, or the performance of Capitol I, Capitol II, Capitol III or Capitol IV as indicative of the future performance of an investment in Doma or New Doma or the returns Doma or New Doma will, or is likely to, generate going forward.
The public stockholders will experience immediate dilution as a consequence of the issuance of New Doma Common Stock as consideration in the Business Combination and the PIPE Financing and due to future issuances pursuant to the Incentive Award Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of New Doma.
It is anticipated that, following the Business Combination, (1) our public stockholders are expected to own approximately 10% of the outstanding New Doma Common Stock, (2) the Doma Stockholders are expected to collectively own approximately 79% of the outstanding New Doma Common Stock (without taking into account any public shares held by the Doma Stockholders prior to the consummation of the Business Combination), (3) the PIPE Investors are expected to collectively own approximately 9% of the outstanding New Doma Common Stock and (4) the Sponsors are expected to collectively own approximately 2% of the outstanding New Doma Common Stock. These percentages exclude the Sponsor Covered Shares, the Earnout Shares and stock options and warrants expected to be outstanding and unexercised as of the Closing, and assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) New Doma issues 30,000,000 shares of New Doma Common Stock to the PIPE Investors pursuant to the PIPE Financing and (iii) the maximum amount of the Secondary Available Cash Consideration is available to the Doma Stockholders and that such Doma Stockholders make cash elections in the aggregate equal to the maximum amount of the Secondary Available Cash Consideration.

If the actual facts are different from these assumptions, the percentage ownership retained by Capitol’s existing stockholders in New Doma will be different.
In addition, Doma employees and consultants hold, and after Business Combination, are expected to be granted, equity awards under the Incentive Award Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Doma Common Stock.
The issuance of additional New Doma Common Stock will significantly dilute the equity interests of existing holders of Capitol securities and may adversely affect prevailing market prices for our public shares or public warrants.
Warrants will become exercisable for New Doma Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Outstanding warrants to purchase an aggregate of 17,333,333 shares of New Doma Common Stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of Capitol’s initial public offering, or on December 4, 2021. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New Doma Common Stock will be issued, which will result in dilution to the holders of New Doma Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Doma Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration and, as such, the warrants may expire worthless. See “—Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.”
Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.
The warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Capitol. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that increases the exercise price or shortens the exercise period of the public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of New Doma Common Stock purchasable upon exercise of a warrant.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the shares of New Doma Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares issuable upon exercise of the warrants is effective and a current prospectus relating to those shares is available throughout the 30-day redemption period, except if we elect to require the warrants to be exercised on a cashless basis and such cashless exercise is exempt from registration under the

Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (except as described below) so long as they are held by the Sponsors or their permitted transferees.
In addition, we have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the closing price of the shares of New Doma Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. In such a case, holders will be able to exercise their warrants prior to redemption for a number of shares of New Doma Common Stock determined based on the redemption date and the fair market value of a share of New Doma Common Stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out of the money,” in which case you would lose any potential embedded value from a subsequent increase in the value of New Doma Common Stock had your warrants remained outstanding, and may not compensate the holders for the value of the warrants, including because the number of shares of New Doma Common Stock received is capped at 0.361 shares of New Doma Common Stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.
There can be no assurance that the shares of New Doma Common Stock that will be issued in connection with the Business Combination will be approved for listing on the NYSE following the Closing, or that New Doma will be able to comply with the continued listing rules of the NYSE.
Capitol’s units, public shares and public warrants are currently listed on the NYSE. In connection with the Business Combination, we will be required to demonstrate compliance with the NYSE’s initial listing requirements, which are more rigorous than the NYSE’s continued listing requirements. We will apply to have New Doma’s securities listed on the NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements.
Even if New Doma’s securities are listed on the NYSE, New Doma may be unable to maintain the listing of its securities in the future. The continued eligibility for listing of New Doma’s securities may depend on, among other things, the number of our shares that are redeemed. If, after the Business Combination, the NYSE delists the shares of New Doma Common Stock or public warrants from trading on its exchange for failure to meet its listing rules, New Doma and its stockholders could face significant material adverse consequences including:
•a limited availability of market quotations for our securities;
•reduced liquidity for our securities;
•a determination that New Doma Common Stock is a “penny stock” which will require brokers trading in shares of New Doma Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
•a limited amount of news and analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” New Doma Common Stock and public warrants are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the state of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if New Doma’s securities were no longer listed on the NYSE, such securities would not qualify as covered securities and New Doma would be subject to regulation in each state in which it offers its securities.
Capitol’s and Doma’s ability to consummate the Business Combination, and the operations of New Doma following the Business Combination, may be materially adversely affected by the recent COVID-19 pandemic.
The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of Doma or New Doma following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted.
The parties will be required to consummate the Business Combination even if Doma, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if Doma is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, Doma’s ability to consummate the Business Combination and New Doma’s financial condition and results of operations following the Business Combination may be materially adversely affected. Each of Doma and New Doma may also incur additional costs due to delays caused by COVID-19, which could adversely affect New Doma’s financial condition and results of operations.
Capitol’s warrants are accounted for as liabilities and the changes in value of Capitol’s warrants could have a material effect on its financial results.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement governing Capitol’s warrants. As a result of the SEC Statement, Capitol reevaluated the accounting treatment of its 11,500,000 public warrants and 5,833,000 private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.
As a result, included on Capitol’s consolidated balance sheet as of December 31, 2020 and March 31, 2021 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within Capitol’s warrants. Accounting Standards Codification Topic 815, “Derivatives and Hedging—Contracts in Entity’s Own Equity,” provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, Capitol’s financial statements and results of operations may fluctuate quarterly, based on factors that are outside of Capitol’s control. Due to the recurring fair value measurement, Capitol expects that it will recognize non-cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material.
Capitol identified a material weakness in its internal control over financial reporting as of December 31, 2020. If Capitol is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Capitol and materially and adversely affect its business and operating results.
Following the issuance of the SEC Statement, on May 10, 2021, Capitol’s management and audit committee concluded that, in light of the SEC Statement, it was appropriate to restate Capitol’s previously issued audited financial statements as of and for the year ended December 31, 2020 (the “Restatement”). See “—Capitol’s warrants are accounted for as liabilities and the changes in value of Capitol’s warrants could have a material effect on its financial results.” As part of such process, Capitol identified a material weakness in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Capitol’s annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.
Effective internal controls are necessary for Capitol to provide reliable financial reports and prevent fraud. Capitol is implementing remedial measures that it believes will effectively remedy the material weakness as more fully described in Part II, Item 9A, Controls and Procedures, of its Annual Report on Form 10-K/A, filed with the SEC on May 11, 2021. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
If Capitol identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of Capitol’s annual or interim financial statements. In such case, Capitol may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in Capitol’s financial reporting and Capitol’s stock price may decline as a result. Capitol cannot assure you that the measures it has taken to date, or any measures its may take in the future, will be sufficient to avoid potential future material weaknesses.
Capitol and, following the Business Combination, New Doma, may face litigation and other risks as a result of the material weakness in Capitol’s internal control over financial reporting.
Following the issuance of the SEC Statement, Capitol’s management and audit committee concluded that it was appropriate to restate its previously issued audited financial statements as of and for the year ended December 31, 2020. See “—Capitol’s warrants are accounted for as liabilities and the changes in value of Capitol’s warrants could have a material effect on its financial results.” As part of the Restatement, Capitol identified a material weakness in its internal controls over financial reporting.
As a result of such material weakness, the Restatement, the change in accounting for the warrants and other matters raised or that may in the future be raised by the SEC, Capitol and, following the Business Combination, New Doma, face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weaknesses in Capitol’s internal control over financial reporting and the preparation of its financial statements. As of the date of this proxy statement/prospectus, Capitol has no knowledge of any such litigation or dispute. However, Capitol can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Capitol’s business, results of operations and financial condition or its ability to complete the Business Combination and related transactions.
Additional Risks Related to Ownership of New Doma Common Stock Following the Business Combination and New Doma Operating as a Public Company
The price of New Doma’s securities may be volatile.
Upon consummation of the Business Combination, the price of New Doma’s securities may fluctuate due to a variety of factors, including:
•changes in the industries in which New Doma and its customers operate;
•developments involving New Doma’s competitors;
•changes in laws and regulations affecting its business;
•variations in its operating performance and the performance of its competitors in general;
•actual or anticipated fluctuations in New Doma’s quarterly or annual operating results;

•publication of research reports by securities analysts about New Doma or its competitors or its industry;
•the public’s reaction to New Doma’s press releases, its other public announcements and its filings with the SEC;
•actions by stockholders, including the sale by the PIPE Investors of any of their shares of New Doma Common Stock;
•additions and departures of key personnel;
•commencement of, or involvement in, litigation involving the combined company;
•changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of shares of New Doma Common Stock available for public sale; and
•general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.
These market and industry factors may materially reduce the market price of New Doma’s securities regardless of the operating performance of New Doma.
New Doma does not intend to pay cash dividends for the foreseeable future.
Following the Business Combination, New Doma currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New Doma Board of Directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.
If analysts do not publish research about New Doma’s business or if they publish inaccurate or unfavorable research, New Doma’s stock price and trading volume could decline.
The trading market for New Doma Common Stock will depend in part on the research and reports that analysts publish about its business. New Doma does not have any control over these analysts. If one or more of the analysts who cover New Doma downgrade the New Doma Common Stock or publish inaccurate or unfavorable research about its business, the price of New Doma Common Stock would likely decline. If few analysts cover New Doma, demand for New Doma Common Stock could decrease and the price and trading volume of New Doma Common Stock may decline. Similar results may occur if one or more of these analysts stop covering New Doma in the future or fail to publish reports on it regularly.
New Doma may be subject to securities litigation, which is expensive and could divert management attention.
The market price of New Doma Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Doma may be the target of this type of litigation in the future. Securities litigation against New Doma could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.
Future resales of New Doma Common Stock after the consummation of the Business Combination may cause the market price of New Doma’s securities to drop significantly, even if New Doma’s business is doing well.
After the consummation of the Business Combination and subject to certain exceptions, the Sponsors and a substantial number of the Doma Stockholders will be contractually restricted from selling or transferring any of their shares of New Doma Common Stock (the “Lock-up Securities”). Such restrictions begin at Closing and end on (i) for the Lock-up Securities held by Doma Stockholders expected to hold approximately          % of the New Doma

Common Stock immediately following the Closing, the date that is 180 days after the Closing, (ii) for the Lock-up Securities held by Doma Stockholders expected to hold approximately          % of the New Doma Common Stock immediately following the Closing, the date that is 12 months after the Closing, (iii) for the Lock-up Securities held by entities affiliated with Doma’s Chief Executive Officer Max Simkoff, a date that is up to 18 months after the Closing (but could be as little as 180 days or 12 months, depending on the amount of secondary cash consideration paid in the Merger and whether the Doma CEO makes a cash election) and (iv) for the Lock-up Securities held by the Sponsors, the date that is 12 months after the Closing.
However, following the expiration of such lockup, the Sponsors and the Doma Stockholders will not be restricted from selling shares of New Doma Common Stock held by them, other than by applicable securities laws. Additionally, the PIPE Investors will not be restricted from selling any of their shares of New Doma Common Stock following the Closing, other than by applicable securities laws. As such, sales of a substantial number of shares of New Doma Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Doma Common Stock. Upon completion of the Business Combination, assuming that (i) no additional public stockholders redeem their public shares in connection with the Business Combination, (ii) the maximum amount of the Secondary Available Cash Consideration is available to Doma Stockholders and (iii) such Doma Stockholders make cash elections equal to such maximum amount of the Secondary Available Cash Consideration, the Sponsors and the Doma Stockholders (including the Sponsor Covered Shares but excluding the shares of New Doma Common Stock reserved in respect of awards outstanding as of immediately prior to the Closing that will be converted into awards based on New Doma Common Stock) are expected to collectively own approximately 82% of the outstanding shares of New Doma Common Stock. Assuming (i) redemption of 19.5 million public shares in connection with the Business Combination, (ii) the maximum amount of the Secondary Available Cash Consideration is available to Doma Stockholders and (iii) such Doma Stockholders make cash elections equal to such maximum amount of the Secondary Available Cash Consideration, in the aggregate, the ownership of the Sponsors and the Doma Stockholders would increase to approximately 86% of the outstanding shares of New Doma Common Stock (including both the Sponsor Covered Shares and the shares of New Doma Common Stock reserved in respect of awards outstanding as of immediately prior to the Closing that will be converted into awards based on New Doma Common Stock).
The shares held by Sponsors and the Doma Stockholders may be sold after the expiration of the applicable lock-up period. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New Doma’s share price or the market price of New Doma Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from New Doma’s business operations.
As a public company, New Doma will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, New Doma will incur significant legal, accounting and other expenses that Doma did not previously incur. New Doma’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.
These rules and regulations will result in New Doma incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for New Doma to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for New Doma to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.
The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Doma is not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Doma as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Doma after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Doma Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
We are currently an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of New Doma Common Stock held by non-affiliates exceeds $250 million as of the end of that fiscal year’s second fiscal quarter, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of New Doma Common Stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
Once we lose our “emerging growth company” and/or “smaller reporting company” status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.
Delaware law and New Doma’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of New Doma Common Stock, and therefore depress the trading price of New Doma Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the New Doma Board of Directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:
•providing for a classified board of directors with staggered, three-year terms;
•the ability of the New Doma Board of Directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•prohibiting cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•the limitation of the liability of, and the indemnification of, New Doma’s directors and officers;
•the ability of the New Doma Board of Directors to amend New Doma’s bylaws, which may allow the New Doma Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend New Doma’s bylaws to facilitate an unsolicited takeover attempt; and
•advance notice procedures with which stockholders must comply to nominate candidates to the New Doma Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Doma Board of Directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Doma.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New Doma Board of Directors or management.
The provisions of the Proposed Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.
New Doma’s Proposed Certificate of Incorporation will provide that, unless New Doma otherwise consents in writing, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Doma, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of New Doma to New Doma or New Doma stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim against New Doma, its directors, officers or employees arising pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws or (iv) any action asserting a claim against New Doma, its directors, officers or employees governed by the internal affairs doctrine. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the U.S. federal district courts have exclusive jurisdiction.
Further, the Proposed Certificate of Incorporation will also provide that, unless New Doma consents in writing, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although the Proposed Certificate of Incorporation provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. Moreover, investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.
These provisions may have the effect of discouraging lawsuits against New Doma’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against New Doma, a court could find the exclusive forum provisions contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in such action.
Risks if the Business Combination is not Consummated
If we are not able to complete the Business Combination with Doma by December 4, 2022 (or if such date is extended at a duly called meeting of stockholders, such later date) or if we are not able to complete another business combination by such date, in each case, we would cease all operations except for the purpose of winding up and we would redeem the public shares and liquidate the Trust Account, in which case Capitol’s public stockholders may only receive approximately $10.00 per share, or less than such amount in certain circumstances, and the Capitol Warrants will expire worthless.
If Capitol is not able to complete the Business Combination with Doma by December 4, 2022 (or if such date is extended at a duly called meeting of stockholders, such later date), or if we are not able to complete another business combination by such date, Capitol will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Capitol’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to its obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. In such case, our public stockholders may only receive approximately $10.00 per share, or less than $10.00 per share, and our warrants will expire worthless.
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.
Our public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those public shares that such public stockholder properly elected to redeem, subject to certain limitations; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Capitol’s amended and restated certificate of incorporation to (A) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we do not complete a business combination by December 4, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if we have not completed an initial business combination by December 4, 2022, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. Holders of public warrants will not have any right to the proceeds held in the Trust Account with respect to the public warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.
If we have not completed our initial business combination by December 4, 2022, our public stockholders may be forced to wait until after December 4, 2022 before redemption from the Trust Account.
If we have not completed our initial business combination by December 4, 2022 (or if such date is further extended at a duly called special meeting, such later date), we will distribute the aggregate amount then on deposit in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), pro rata to our public stockholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public stockholders from the Trust Account shall be affected automatically by function of Capitol’s amended and restated certificate of incorporation prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our public stockholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the DGCL. In that case, investors may be forced to wait beyond December 4, 2022 (or if such date is further extended at a duly called special meeting, such later date), before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our amended and restated certificate of incorporation and only then in cases where investors have properly sought to redeem their public shares. Only upon our redemption or any liquidation will public stockholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our amended and restated certificate of incorporation prior thereto.
If the net proceeds of Capitol’s initial public offering not being held in the Trust Account are insufficient to allow us to operate through to December 4, 2022 and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public stockholders may only receive $10.00 per share, and our warrants will expire worthless.
As of March 31, 2021, Capitol had cash of $86,962 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of March 31, 2021, Capitol had total current liabilities of $628,753.
The funds available to us outside of the Trust Account may not be sufficient to allow us to operate until December 4, 2022, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.
If we are required to seek additional capital, we would need to borrow funds from our Sponsors, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to Capitol in such circumstances (other than the loan commitment of the Sponsors discussed elsewhere in this proxy statement/prospectus). Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our public stockholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.
Risks Related to Doma’s Business and Industry
The following risk factors will apply to the business and operations of Doma following the closing of the Business Combination. Unless the context otherwise requires, references in subsections “—Risks Related to Doma’s Business and Industry” and “—Risks Related to Doma’s Intellectual Property” to “we,” “us,” “our,” and “the Company” generally refer to Doma in the present tense or New Doma from and after the Business Combination.
COVID-19 has adversely affected our business and could have adverse effects on our business in the future.
On March 11, 2020, the World Health Organization declared the novel coronavirus, known as COVID-19, a pandemic. COVID-19 has resulted in significant macroeconomic impacts and market disruptions, particularly as federal, state and local governments enacted emergency measures intended to combat the spread of the virus, including shelter-in-place orders, travel limitations, quarantine periods and social distancing. The COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. While the pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, we expect that the pandemic and governmental programs created as a response to the pandemic will continue to affect core aspects of our business. Such effects, if they worsen or continue for a prolonged period, may have a material adverse effect on our business and results of operation.
We operate in the real estate industry and our business volumes are directly impacted by market trends for mortgage refinancing transactions, existing real estate resale transactions and new real estate purchase transactions, particularly in the residential segment of the market. Our success depends on a high volume of residential and, to a lesser extent, commercial real estate transactions, throughout the markets in which we operate. This transaction volume affects all of the ways that we generate revenue, including the number of transactions our title and escrow business closes. Responses to the COVID-19 pandemic initially led to a material decline in resale and purchase transactions, and for a period of time, the future performance of the U.S. economy was perceived to be in peril. As a result, Doma management made the difficult decision to reduce our workforce by approximately 12%, resulting in approximately $1 million of severance costs. The significant decline in home sales and refinancing transactions also adversely impacted our lender partner acquisition efforts through our Strategic & Enterprise Accounts (“S&EA”) channel in the first half of 2020. Subsequent U.S. federal stimulus measures, including interest rate reductions by the Federal Reserve, and local regulatory initiatives, such as permitting remote notarization, eventually led to an increase in mortgage refinancing and purchase volumes. Changes in the aforementioned economic policies and initiatives, including limitations imposed by governmental authorities on processes and procedures attendant to real estate transactions, such as in-person showings, in-home inspections and appraisals and county recordings, negative market reactions to new measures, as well as COVID-19’s overall impacts on the U.S. economy, may in the future have a material adverse impact on our results of operations and prospects.
The COVID-19 pandemic may also affect the volume and severity of our title insurance claims. As part of the federal response to the COVID-19 pandemic, the CARES Act allows borrowers to request a mortgage forbearance and prevents lenders and loan service providers from foreclosing on mortgages backed by the government-sponsored enterprises (“GSE”), such as Fannie Mae or Freddie Mac, or federal mortgages. The federal moratorium on foreclosures of GSE-backed mortgages is set to expire on June 30, 2021. There is no assurance that the government will extend this moratorium. The expiration of these foreclosure moratoriums could result in an influx of foreclosure proceedings, which could expose lenders to mortgage losses. If defaults or foreclosures are at elevated levels, there may be an influx of title insurance claims under loan policies or claims might be reported earlier than under normal conditions. A significant increase in claim volume or the severity of those claims could have an adverse effect on our results of operations and financial condition.
The COVID-19 pandemic may also affect the productivity of our team members. As a result of the pandemic, in March 2020, we transitioned to a remote working environment, with a peak of 81% of our team members working remotely as of May 2020. While we believe our team members have transitioned well to working from home, over time such remote operations may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are integral to our success. Additionally, a remote working environment may impede our ability to undertake new business projects, to foster a creative environment, to hire new team members and to retain existing team members.
We have a history of net losses and could continue to incur substantial net losses in the future.
We have incurred net losses on an annual basis since our incorporation in 2016. We incurred net losses of $12.4 million, $27.1 million and $35.1 million for the years ended December 31, 2018, 2019 and 2020, respectively and $16.6 million and $11.8 million for the three months ended March 31, 2020 and 2021, respectively. As a result of these losses, we had an accumulated deficit of $44.0 million and $79.1 million as of December 31, 2019 and 2020, respectively and $60.6 million and $90.9 million as of March 31, 2020 and 2021. We expect to continue to incur significant sales and marketing expenses, including digital marketing and brand advertising, research and development and other expenses as we expand our sales and marketing efforts to increase adoption of our title and escrow products, continue to expand and improve our title and escrow product offerings and enhance our customer experience. As we continue to invest in our business, we expect expenses to continue to increase in the near term. These investments may not result in increased revenue or growth in our business. If we fail to manage our losses or to grow our revenue sufficiently, our business will be seriously harmed.
In addition, as a public company following the Business Combination, we will also incur significant additional legal, accounting and other expenses that we did not incur as a private company. We may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays, which may also result in increased costs. Further, it is difficult to predict the size and growth rate of our market or demand for our title and escrow products and success of current or potential future competitors. The net losses that we incur may fluctuate significantly from period to period. We will need to generate significant additional revenue and maintain or improve our gross margins in order to achieve and sustain profitability. It is possible that we will not achieve profitability or, even if we do achieve profitability, we may not remain profitable for any substantial period of time.
Our future growth and profitability depend in part on our ability to successfully operate in the highly competitive real estate and insurance industries.
The real estate and insurance industries are intensely competitive and are likely to remain so for the foreseeable future. Our competitors include larger and better capitalized traditional insurers with substantially longer operating histories and may in the future include one or more of a growing number of other technology companies entering the insurance industry. Some of these competitors may be more resilient to pricing competition than we are or have the resources necessary to develop competing machine intelligence technologies or reverse engineer certain aspects of our technology, which could adversely affect our prospects.
Even though consumers have a legal right to select their own settlement service vendors and title insurance providers, consumers generally rely on referrals from real estate agents, lenders, developers and attorneys when selecting their settlement services vendors and title insurance providers. There is a great deal of competition among settlement service vendors and title insurance providers for these sources of transactions. We source a significant number of our customer transactions through our S&EA partners and third-party title agents. We rely on our go-to-market team to attract, develop and retain these S&EA partnerships and third-party title agents. However, our title and escrow business and proprietary data science and machine intelligence algorithms are still nascent compared to the established business models and title and escrow practices of the well-established incumbents in the title insurance industry. For example, the top four title insurance companies in 2019 accounted for about 85% of industry-wide premium volume. These competitors rely on their well-established national brands, reputation and experience, size, financial strength and ratings. This competition could adversely affect demand for our products, reduce our market share and growth prospects, and potentially reduce our profitability. We may also be unable to attract and retain the business development talent necessary to compete with the well-established brands, regional underwriters and new entrants into the title and escrow industry.

Our future growth will depend in large part on our ability to grow our title and escrow business using our patented technology and machine intelligence-driven title and escrow processes to disrupt the way title underwriting has traditionally been conducted and sold. However, due to the competitive nature of the real estate and insurance industries, there can be no assurance that we will continue to compete effectively within our industries, or that competitive pressures will not have a material effect on our business, results of operations or financial condition.
Our success and ability to grow our business depend on retaining and expanding our S&EA partner base. If we fail to add new S&EA partners or retain current S&EA partners, our business, revenue, operating results and financial condition could be harmed.
We acquire a significant amount of our order volume through our S&EA partners. Our success and ability to grow our title and escrow business depend on retaining and expanding our S&EA partner base. We must retain and expand our relationships with S&EA partners in order to significantly expand our refinancing order volumes, allow for future product offerings, achieve benefits of scale, and enhance the quantity and quality of proprietary data on which our machine intelligence technology’s capability is based.
Our S&EA partnership agreements do not contain exclusivity provisions that would prevent such S&EA partners from providing leads to competing companies. In addition, the agreements governing these S&EA partnerships contain termination provisions that allow the partner to terminate the agreement early without cause. In the event that one or more of these significant S&EA partners terminate our relationship or reduce the number of leads provided to us, without some growth offset with other S&EA partners, our business would be harmed. Our failure to retain any of our existing S&EA partner relationships, either due to the expiration of their agreements or as a result of their exercise of early termination rights or otherwise, could have a material adverse effect on our results of operations (including growth rates) and financial condition, to the extent we do not acquire new S&EA partners of similar size and profitability or otherwise grow our business. There can be no assurance that these S&EA partners will not terminate our relationship with them or continue referring business to us in the future.
The competition for new S&EA partners is also significant, and we may be unsuccessful in our attempts to expand our S&EA partner base, which could adversely affect our ability to grow. Moreover, the acquisition of a substantial number of new S&EA partners will require additional staffing and investment in customer acquisition. Our ability to obtain and retain S&EA relationships depends on our ability to strengthen our reputation and brand, provide superior customer experiences, and maintain our competitive pricing. Additionally, some multi-state lenders may be reluctant to partner with us if they have long-established relationships with larger, traditional title insurers, whom they may perceive to offer reliability given their size, financial resources, and longevity.
Our success depends to a significant extent on the timely roll out of our machine intelligence technology across our centralized operations and branch footprint.
On January 7, 2019, we acquired from the Lennar Corporation (“Lennar”) its subsidiary, North American Title Insurance Company (“NATIC”), a major national underwriter, and a significant volume portfolio of national retail operations under the North American Title Company brand (collectively, the “Acquired Business”) (the “North American Title Acquisition”). Since the North American Title Acquisition, we have continued to invest in the development and rollout of our machine intelligence platform, Doma Intelligence, and have implemented several initiatives to realign the operations of the Acquired Business. We have begun to transform the Acquired Business’s retail agency operations, including streamlining our physical branch footprint to 81 locations as of March 31, 2021 and rationalizing branch back office functions into a common corporate function, implemented a common production platform across all of our branches, and implemented our machine intelligence technology in parts of our North American Title local operations. We continue to invest substantially in our machine intelligence technology, and our success depends to a significant extent on the timely roll out of our machine intelligence technology across our centralized operations and branch footprint. Our success also depends on our ability to expand the use of our machine intelligence technology beyond refinance transactions and into resale and purchase transactions. Significant delays to our planned implementation and roll out of Doma Intelligence, which could occur due to, among other reasons, technology implementation delays at individual local branches, availability of title and property data in certain areas, inability to hire or train adequate service personnel, or regulatory requirements, could have a material adverse impact on our results of operations and growth prospects, including our margin growth and ability to realize significant cost savings over time as manual processes are replaced with our data science-driven approach to title and escrow services.
We have a limited operating history and a novel business model. This makes it difficult to evaluate our current business performance and growth prospects.
We have a limited operating history. Since we launched Doma Intelligence in February 2018, we have experienced rapid growth, which makes it difficult to evaluate our current business performance or future prospects. Our historical results may not be indicative of, or comparable to, our future results. Our inability to adequately assess our performance and growth could have a material adverse effect on our brand, business, financial condition and results of operations.
In addition, as our business model of using machine intelligence technology to enable seamless real estate closings is novel, we have limited data to validate key aspects of our business model, such as the use of our proprietary data science and machine intelligence algorithms. It may take many years for title insurance claims to arise, and insufficient time has passed since the launch of Doma Intelligence and its use at scale to have observed claims activity to validate the performance of the model. We cannot provide any assurance that the early claims data that we collect will provide useful measures for evaluating Doma Intelligence and our automation capabilities and determining reserve and reinsurance requirements. Limited claims history could result in our not setting aside adequate reserves and/or maintaining sufficient reinsurance, which may adversely affect our ability to write future title insurance policies, resulting in the assumption of more risk with respect to those policies or an increase in our capital requirements.
Our brand may not become as widely known or accepted as incumbents’ brands or our brand may become tarnished.
Many of our competitors in the real estate and title insurance industries have brands that are well recognized. As a relatively new entrant into the title and escrow market, we have spent, and expect that we will for the foreseeable future continue to spend, considerable amounts of money and other resources on creating brand awareness and building our reputation. We may not be able to build brand awareness to levels matching our competitors, and our efforts at building, maintaining and enhancing our reputation could fail and/or may not be cost-effective. Complaints or negative publicity about our business practices, our marketing and advertising campaigns (including marketing affiliations or partnerships), our compliance with applicable laws and regulations, the integrity of the data that we provide to customers and partners, data privacy and security issues, and other aspects of our business, whether real or perceived, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we will need to establish our reputation with current and prospective homeowners, lenders, title agents and real estate professionals, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful or cost-effective. If we are unable to maintain or enhance our reputation or enhance consumer awareness of our brand in a cost-effective manner, our business, results of operations and financial condition could be materially adversely affected.
We may not be able to manage our growth effectively.
We have experienced substantial growth in our operations, and we expect to experience continued substantial growth in our business. For example, our opened order volume increased by 24% for the three months ended March 31, 2021 compared with the three months ended March 31, 2020, and, after the North American Title Acquisition, our local operations expanded significantly with 81 locations as of March 31, 2021. Furthermore, our employee base grew from 1,030 as of March 31, 2020 to 1,270 as of March 31, 2021. Our rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have hired and expect to continue hiring additional personnel to support our rapid growth. Our organizational structure is becoming more complex as we add staff, and we will need to enhance our operational, financial and management controls as well as our reporting systems and procedures as we transition from being a private company to a public company following the Business Combination. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and focus on the title and escrow experience for current and prospective homeowners, lenders, title agents and real estate professionals. If we cannot manage our growth effectively to maintain the quality and efficiency of our customer experience as well as the cost-effectiveness of our products, our business could be harmed as a result, and our results of operations and financial condition could be materially and adversely affected.
If we are unable to expand our product offerings, our prospects for future growth may be adversely affected.
We are, and intend in the future to continue, investing significant resources in developing new, and enhancing existing, product offerings, including an expansion of the use of our machine intelligence underwriting approach to the residential resale market. Our ability to attract and retain customers and partners and therefore increase our revenue depends on our ability to successfully expand our product offerings. New initiatives and product offerings are inherently risky, as they involve unproven business strategies and new products and services with which we may have limited or no prior development or operating experience. Risks from our innovative initiatives include those associated with potential defects in the design and development of the technologies used to automate processes, the misapplication of technologies, the reliance on data that may prove inadequate, and the failure to meet client expectations, among others. Failure to accurately predict demand or growth with respect to new or enhanced products in which we invest could have an adverse impact on our business, and there is always risk that these new products and services will be unprofitable, will increase our costs or will decrease our operating margins or take longer than anticipated to achieve target margins. Further, our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from our existing business. Moreover, insurance regulation applicable to new products or product enhancements could limit our ability to introduce new product offerings, and required regulatory approvals could delay product introductions. As a result of these risks, we could invest significant amounts of capital or other resources in product offerings that are unsuccessful, experience reputational damage or other adverse effects, which could be material. Additionally, we can provide no assurance that we will be able to develop, commercially market and achieve acceptance of our new products and services. Our investment of resources to develop new products and services may either be insufficient or result in expenses that are excessive in light of revenue actually originated from these new products and services. If we are unable to offer new or enhanced products by continuing to innovate and improve on our technology, we may be unable to successfully compete with other companies that are currently in, or that may enter, our industry, we may not be able to realize the expected benefits of our investments, and our reputation and future growth could be materially adversely affected.
Acquisitions or investments could disrupt our business and harm our financial condition.
We regularly review and assess strategic alternatives in the ordinary course of our business, including potential acquisitions or investments, and we are in active discussions regarding potential acquisitions and investments. In 2019, we completed the North American Title Acquisition, and we expect to pursue additional acquisitions or investments that we believe will help us achieve our strategic objectives. There is no assurance that such acquisitions or investments will perform as expected or will be successfully integrated into our business or generate substantial revenue, and we may overestimate cash flow, underestimate costs or fail to understand the risks related to any investment or acquired business. The process of acquiring a business, product or technology can also cause us to incur various expenses and create unforeseen operating difficulties, expenditures and other challenges, whether or not those acquisitions are consummated, such as:
•intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•inadequacy of reserves for losses and loss adjustment expenses;
•failure or material delay in closing a transaction, including as a result of regulatory review and approvals;
•regulatory conditions attached to the approval of the acquisition and other regulatory hurdles;
•a need for additional capital that was not anticipated at the time of the acquisition;

•anticipated benefits not materializing or being lower than anticipated;
•diversion of management time and focus from operating our business to addressing acquisition integration challenges;
•transition of the acquired company’s customers or suppliers;
•difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;
•retention of employees or business partners of an acquired company;
•cultural challenges associated with integrating employees from the acquired company into our organization;
•integration of the acquired company’s accounting, management information, human resources and other administrative systems;
•the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;
•coordination of product development and sales and marketing functions;
•theft of our trade secrets or confidential information that we share with potential acquisition candidates;
•risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business;
•adverse market reaction to an acquisition;
•liability for activities of the acquired company before the acquisition, including intellectual property infringement and misappropriation claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
•litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.
If we are unable to address these difficulties and challenges or other problems encountered in connection with prior or any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business.
To the extent that we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill on our consolidated balance sheet, any of which could seriously harm our business.
The Merger Agreement permits us to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) assets, securities, properties, interests or businesses or to enter into strategic joint ventures, partnerships or alliances with third parties that are not material to us. In addition, with Capitol’s prior consent, we could enter into such transactions with third parties that are material to us. Accordingly, while we do not have any agreements or commitments for any specific acquisitions at this time, we could, prior to the Closing, enter into such transactions. In addition to the risks described above, any such transaction could delay the consummation of the Business Combination or cause unforeseen difficulties in consummating the Business Combination, including due to the diversion of resources to such transaction, adverse reactions to any such transaction by Capitol’s stockholders or otherwise.

Our product development cycles are complex, and we may incur significant expenses before we generate revenues, if any, from new products.
Because our products are highly technical and require rigorous testing, development cycles can be complex. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated demand from customers and partners for a product we are developing could decrease after the development cycle has commenced. Such decreased demand from customers and partners may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product’s development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.
Adverse changes in economic conditions, especially those affecting the levels of real estate and mortgage activity, may reduce our revenues.
Our financial condition and results of operations are affected by changes in economic conditions, particularly mortgage interest rates, credit availability, real estate prices and consumer confidence. Our revenues and earnings have fluctuated in the past due to the cyclical nature of the housing industry and we expect them to fluctuate in the future.
The demand for our title and escrow offerings is dependent primarily on the volume of residential real estate transactions. The volume of these transactions historically has been influenced by such factors as mortgage interest rates, availability of financing and the overall state of the economy. Typically, when interest rates are increasing or when the economy is experiencing a downturn, real estate activity declines. As a result, the real estate and title insurance industries tend to experience decreased revenues and earnings.
Our revenues and results of operations have been and may in the future be adversely affected by a decline in affordable real estate, real estate activity or the availability of financing alternatives. In addition, weakness or adverse changes in the level of real estate activity could have a material adverse effect on our consolidated financial condition or results of operations.
Currently, the demand for products offered through our Doma Intelligence platform is driven by mortgage refinancing activity, which has improved as a result of lower interest rates. If interest rates in the United States rise as has been projected by the Mortgage Bankers Association, or general mortgage activity decreases for any other reason, it is likely that mortgage activity will decline, which would negatively impact our business. If we do not further expand our client base, increase wallet share with existing clients, or improve market share of purchase transactions, we may experience lower transaction volume than our historical volume or expectations during periods of lower mortgage activity.
We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
Our revenue and results of operations could vary significantly from quarter to quarter and year to year, and may fail to match periodic expectations as a result of a variety of factors, many of which are outside of our control. Our results may vary from period to period as a result of fluctuations in the number of real estate transactions we handle as well as fluctuations in the timing and amount of our expenses. In addition, the insurance industry is subject to its own cyclical trends and uncertainties, including fluctuating interest rates and real estate prices. Fluctuations and variability across the industry may also affect our revenue. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and the results of any one period should not be relied on as an indication of future performance. Our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect New Doma’s stock price. In addition to other risk factors discussed in this section and elsewhere in this proxy statement/prospectus, factors that may contribute to the variability of our quarterly and annual results include:
•our ability to attract new customers and partners and retain existing customers and partners, including in a cost-effective manner;
•our ability to accurately forecast revenue and losses and appropriately plan our expenses;
•the effects of changes in search engine placement and prominence;
•the effects of increased competition on our business;
•our ability to successfully maintain our position in and expand in existing markets as well as successfully enter new markets;
•our ability to protect our existing intellectual property and to create new intellectual property;
•our ability to maintain an adequate rate of growth and effectively manage that growth;
•the length and unpredictability of our sales cycle;
•our ability to keep pace with technology changes in the title insurance industry;
•the success of our sales, marketing and customer service efforts;
•costs associated with defending claims, including title claims, intellectual property infringement claims, misclassifications and related judgments or settlements;
•the impact of, and changes in, governmental or other regulation affecting our business;
•changes in the economy generally (including due to COVID-19), which could impact the industries in which we operate;
•the attraction and retention of qualified employees and key personnel;
•our ability to choose and effectively manage third-party service providers;
•our ability to identify and engage in joint ventures and strategic partnerships;
•the effectiveness of our internal controls; and
•changes in our tax rates or exposure to additional tax liabilities.
We may require additional capital to support business growth or to satisfy our regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing products and services, satisfy our regulatory capital and surplus requirements, cover losses, improve our operating infrastructure or acquire complementary businesses and technologies. We expect our capital expenditures and working capital requirements to continue to increase in the immediate future, as we continue to invest in the deployment of Doma Intelligence and expand our footprint in local markets and into new geographies. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, regulatory requirements, market disruptions and other developments. If our present capital and surplus (including the net proceeds from completion of the Business Combination) is insufficient to meet our current or future operating requirements, including regulatory capital and surplus requirements, or to cover losses, we may need to raise additional funds through equity or debt financings or curtail our product development activities or other growth initiatives.

Historically, we have funded our operations, marketing expenditures and capital expenditures primarily through debt and equity issuances. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance, and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all.
If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of New Doma Common Stock, and existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Moreover, as the holding company of insurance subsidiary, we are subject to extensive laws and regulations in every jurisdiction in which we conduct business, and any issuances of equity or convertible debt securities to secure additional funds may be impeded by regulatory approvals or requirements imposed by such regulatory authorities if such issuances were deemed to result in a person acquiring “control” of our company under applicable insurance laws and regulations. Such regulatory requirements may require potential investors to disclose their organizational structure and detailed financial statements as well as require managing partners, directors and/or senior officers to submit biographical affidavits, which may deter investments in our company.
If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, maintain minimum amounts of risk-based capital and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.
We collect, process, store, share, disclose and use consumer information and other data and are subject to stringent and changing privacy laws, regulations and standards, policies and contractual obligations. Our actual or perceived failure to protect such information and data, respect consumers’ privacy or comply with data privacy and security laws and regulations and our policies and contractual obligations could damage our reputation and brand and harm our business and operating results.
Use of technology to offer title and escrow products involves the storage and transmission of information, including personal information, in relation to our staff, contractors, business partners and current, past or potential customers. We have legal and contractual obligations regarding confidentiality and the protection and appropriate use of personally identifiable and other proprietary or confidential information. Data privacy has become a significant issue in the United States and around the world. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many government bodies and agencies have adopted or are considering adopting laws and regulations regarding the processing, collection, use, storage and disclosure of personal information and breach notification procedures. We are also required to comply with laws, rules and regulations, as well as contractual obligations, relating to data security. Interpretation of these laws, rules and regulations and their application to our platform in applicable jurisdictions is ongoing and cannot be fully determined at this time.
We are subject to numerous and constantly evolving privacy laws and regulations. Certain of our activities are subject to the privacy regulations of the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”), along with its implementing regulations, which restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices, provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information and imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. On October 24, 2017, the National Association of Insurance Commissioners (“NAIC”) adopted its Insurance Data Security Model Law, or the Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern the cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Indiana, Louisiana, Michigan, Mississippi, New Hampshire, Ohio, South Carolina and Virginia have adopted versions of the Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the Insurance Data Security Model Law in the future. The New York Department of Financial Services has promulgated its own Cybersecurity Requirements for Financial Services Companies that is not based upon the Insurance Data Security Model Law and requires insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures with specific requirements. In addition, the California Financial Information Privacy Act further regulates how California consumers’ nonpublic personal information is shared and includes certain more stringent obligations than the Gramm-Leach-Bliley Act.
On June 28, 2018, California enacted a new privacy law known as the California Consumer Privacy Act of 2018 (“CCPA”), which became effective January 1, 2020. The CCPA increases privacy rights for California residents and imposes obligations on companies that process their personal information, including an obligation to provide certain new disclosures to such residents. Specifically, among other things, the CCPA creates new consumer rights, and imposes corresponding obligations on covered businesses, relating to the access to, deletion of, and sharing of personal information collected by covered businesses, including California residents’ right to access and delete their personal information, opt out of certain sharing and sales of their personal information, and receive detailed information about how their personal information is used. The law exempts from certain requirements of the CCPA certain information that is collected, processed, sold, or disclosed pursuant to the California Financial Information Privacy Act or the federal Gramm-Leach-Bliley Act. The definition of “personal information” in the CCPA is broad and may encompass other information that we maintain beyond that excluded under the Gramm-Leach-Bliley Act or the California Financial Information Privacy Act exemption. Further, the CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. In addition, it remains unclear how various provisions of the CCPA will be interpreted and enforced. Moreover, the California Privacy Rights Act, or CPRA, was approved by California voters in November 2020 and will further modify and expand the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. We may be required to expend significant time and financial resources to evaluate our practices for compliance with CPRA. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, and multiple states have enacted, or are expected to enact, similar laws. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. The effects of the CCPA and CPRA, and other similar state or federal laws, are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.
Complying with privacy and data protection laws and regulations may cause us to incur substantial operational costs or require us to change our business practices. Although we take steps to comply with financial industry cybersecurity regulations and other data security laws such as the CCPA and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in material regulatory actions and other penalties. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our platform. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our platform, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business, results of operations and financial condition.
Additionally, we are subject to the terms of our privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause consumers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding privacy, data protection (in particular those that impact the use of machine intelligence) and cross-border transfers of consumer information could cause us to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. For example, our use of certain vendors outside of the United States to perform services on our platform could subject us to additional data protection regimes and increased risk of noncompliance. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal information at risk, which may result in increased regulatory scrutiny and have a material adverse effect to our reputation, business and operating results.
If the security of the personal information that we (or our vendors) collect, store or process is compromised or is otherwise accessed without authorization, or if we fail to comply with our commitments and assurances regarding the privacy and security of such information, our reputation may be harmed and we may be exposed to significant liability and loss of business.
Cyberattacks and other malicious internet-based activity continue to increase. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse and denial-of-service attacks, sophisticated nation-state and nation-state-supported actors now engage in attacks (including advanced persistent threat intrusions). We cannot guarantee that our or our vendors’ security measures will be sufficient to protect against unauthorized access to or other compromise of personal information. The techniques used to sabotage or to obtain unauthorized access to our or our vendors’ technology, systems, networks and/or physical facilities in which data is stored or through which data is transmitted change frequently, and we or our vendors may be unable to implement adequate preventative measures or stop security breaches while they are occurring. The security measures that we have integrated into our technology, systems, networks and physical facilities, and any such measures implemented by our vendors, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure or data loss.
Security breaches, including by hackers or insiders, could expose personal or confidential information, which could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, technology, systems, networks and/or physical facilities utilized by our vendors. For example, unauthorized parties could steal or access our users’ names, email addresses, physical addresses, phone numbers and other information that we collect when providing our title and escrow products such as bank account or other payment information. Further, outside parties may attempt to fraudulently induce employees or consumers to disclose sensitive information in order to gain access to our information or consumers’ information. Any of these incidents, or any other types of security or privacy-related incidents, could result in an investigation by a competent regulator, resulting in a fine or penalty, or an order to implement specific compliance measures. It could also trigger claims by affected third parties. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of personal or other confidential information. Any or all of the issues above could adversely affect our ability to attract or retain customers or partners, or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, resulting in a material adverse effect to our business, results of operations and financial condition.
We are required to comply with laws, rules and regulations as well as contractual obligations that require us to maintain the security of personal information. We have contractual and legal obligations to notify relevant stakeholders of security breaches. We operate in an industry that is prone to cyber-attacks. We have previously and may in the future become the target of cyber attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services. Failure to prevent or mitigate cyber-attacks could result in the unauthorized access to personal information. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers or partners to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. A security breach of any of our vendors that process personal information of our customers may pose similar risks.
A security breach may cause us to breach customer or partner contracts. Our agreements with certain customers or partners may require us to use industry-standard or reasonable measures to safeguard personal information. We also may be subject to laws that require us to use industry-standard or reasonable security measures to safeguard personal information. A security breach could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers or partners could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages, and in some cases our agreements with customers or partners do not limit our remediation costs or liability with respect to data breaches.
Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our technology, systems, networks or physical facilities, or those of our vendors, could result in litigation with our customers or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our products and/or technology capabilities in response to such litigation, which could have an adverse effect on our business were. If a security breach were to occur, and the confidentiality, integrity or availability of personal information was disrupted, we could incur significant liability, or our technology, systems or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.
We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceed our available insurance coverage, or result in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.
Technology disruptions or failures, including a failure in our operational or security systems or infrastructure, or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm and adversely impact our results of operations and financial condition.
We are dependent on the secure, efficient, and uninterrupted operation of our technology infrastructure, including computer systems, related software applications and data centers, as well as those of certain third parties and affiliates. Our platform and computer/telecommunication networks must accommodate a high volume of traffic and deliver frequently updated information, the accuracy and timeliness of which is critical to our business. Our technology must be able to facilitate a title and escrow experience that equals or exceeds the experience provided by our competitors. We have or may in the future experience service disruptions and failures caused by system or software failure, fire, power loss, telecommunications failures, team member misconduct, human error, computer hackers, computer viruses and disabling devices, malicious or destructive code, denial of service or information, as well as natural disasters, health pandemics and other similar events, and our disaster recovery planning may not be sufficient for all situations. This is especially applicable in the current response to the COVID-19 pandemic and the shift we have experienced in having most of our team members work from their homes for the time being, as our team members access our secure networks through their home networks. The implementation of technology changes and upgrades to maintain current and integrate new technology systems may also cause service interruptions. Any such disruption could interrupt or delay our ability to provide services to our S&EA partners, third-party agents and consumers, and could also impair the ability of third parties to provide critical services to us.
Additionally, the technology and other controls and processes we have created to help us identify misrepresented information in our title and escrow operations were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may not have detected, and may fail in the future to detect, all misrepresented information in our title and escrow operations. If our operations are disrupted or otherwise negatively affected by a technology disruption or failure, this could result in client dissatisfaction and damage to our reputation and brand and material adverse impacts on our business. We do not carry business interruption insurance sufficient to compensate us for all losses that may result from interruptions in our service as a result of systems disruptions, failures and similar events.
Our title and escrow business relies on data from consumers and unaffiliated third parties, the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.
We use data, technology and intellectual property from consumers and unaffiliated third parties in certain of our products, including the data used by the machine learning algorithms in the Doma Intelligence platform, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party data, technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed data, technology and intellectual property may not continue to be available on commercially reasonable terms, or at all.
Further, although we believe that there are currently adequate replacements for the third-party data, technology and intellectual property we presently use, the loss of our right to use any of this data, technology and intellectual property could result in delays in producing or delivering affected products until equivalent data, technology or intellectual property is identified, licensed or otherwise procured, and integrated.
Our business would be disrupted if any data, technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with data, technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business, results of operations and financial condition.
Our success depends upon the real estate and title insurance industries continuing to adopt new products at their current pace and the continued growth and acceptance of data science and machine intelligence-driven products and services as effective alternatives to traditional manual products and services.
We provide our title and escrow products through our platform that competes with traditional manual counterparts. We believe that the continued growth and acceptance of instant experiences generally will depend, to a large extent, on the continued growth in commercial use of the internet and the continued migration of traditional offline markets and industries online.
The title and escrow process may not migrate to new technologies as quickly as (or at the levels that) we expect, and existing or future federal and state laws may prevent us from offering certain of our title and escrow products. For example, although 29 states have enacted permanent remote online notarization, and others have issued emergency measures in response to COVID-19, states such as California do not allow remote notarization, and others may not enact permanent authorization for remote notarization, which may impact our ability to introduce our products in certain markets.
Furthermore, although consumers have a legal right to select their own title insurance provider, as well as all of their settlement service vendors, consumers regularly use the providers recommended by their advisor, which may be their real estate, loan officer or attorney. If consumer awareness of their right to select their own title insurance provider or settlement service vendors and/or if demand for online title and escrow products does not increase, our business, results of operations and financial condition could be adversely affected.
Moreover, if, for any reason, an unfavorable perception develops that data automation, machine intelligence and/or bots are less efficacious than in-person closings or traditional offline methods of preparing closing disclosures, purchasing title insurance, underwriting, claims processing, and other functions that use data automation, machine intelligence and/or bots, our business, results of operations and financial condition could be adversely affected.

Our proprietary data science and machine intelligence algorithms may not operate properly or as we expect them to, which may expose us to adverse financial, business or reputational impacts. Moreover, our proprietary machine intelligence algorithms may lead to unintentional bias and discrimination.
We use proprietary data science and machine intelligence algorithms in a variety of ways. For example, our Doma Intelligence platform uses data science and machine intelligence algorithms when determining whether to underwrite a real estate transaction and when preparing a closing disclosure. The failure of any of these algorithms to function effectively may expose us to adverse financial, business, or reputational impacts.
The continuous development, maintenance and operation of our data analytics engine is expensive and complex, and may involve unforeseen difficulties including material performance problems or undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary machine intelligence algorithms from operating properly. These deficiencies could undermine the decisions, predictions or analysis our data science and machine intelligence algorithms produce, which could subject us to competitive harm, legal or regulatory liability and brand or reputational harm. As a result of any actual or perceived deficiency with our proprietary data science and machine intelligence algorithms, we could lose any of our S&EA partners through which we generate a meaningful amount of business. Additionally, our proprietary machine intelligence algorithms may lead to unintentional bias and discrimination in the underwriting process, which could subject us to competitive harm, legal or regulatory liability and brand or reputational harm.
We expect to expand the use of our data science and machine intelligence algorithms from use in underwriting title insurance policies for residential real estate refinancing transactions, to use in underwriting title insurance policies for residential resale transactions. While we follow best practices in data science and machine intelligence development, resale transactions have different risks than refinancing transactions do, and we may experience unexpected performance that could subject us to increased claims, adverse changes in revenue and profitability, and reduced business growth.
Any of these eventualities could result in a material and adverse effect on our business, results of operations and financial condition.
We rely extensively on models in managing many aspects of our business, and if they are not accurate or are misinterpreted, it could have a material adverse effect on our business and results of operations.
We rely extensively on models in managing many aspects of our business, including title insurance underwriting, fee balancing, document quality control, customer communications handling, liquidity and capital planning (including stress testing), and reserving. The models may prove in practice to be less predictive than we expect for a variety of reasons, including as a result of errors in constructing, interpreting or using the models or the use of inaccurate assumptions (including failures to update assumptions appropriately or in a timely manner). Our assumptions may be inaccurate for many reasons, including that they often involve matters that are inherently difficult to predict and beyond our control (e.g., macroeconomic conditions and their impact on S&EA partner, third-party agent and consumer behaviors and the ratio of title insurance claims to premiums collected), and they often involve complex interactions between a number of dependent and independent variables, factors and other assumptions. For example, while our ratio of claims paid to premiums collected for transactions running through Doma Intelligence has been 0% to date, we expect that as our claims history increases, such ratio will be in the low single digits to high single digits for refinance transactions, based on, among other things, the state of the U.S. macroeconomy during any given period. The errors or inaccuracies in our models may be material, and could lead us to make wrong or sub-optimal decisions in managing our business, and this could have a material adverse effect on our business, results of operations and financial condition.
We must comply with extensive government regulations. These regulations could adversely affect our ability to increase our revenues and operating results.
We must comply with extensive federal and state government laws and regulations. We are also subject to various licensing requirements by individual state insurance departments and other regulators in the states in which we transact business. These laws, regulations and license requirements are complex and subject to change. Changes may sometimes lead to additional expenses, increased legal exposure, increased required reserves or capital and surplus, and additional limits on our ability to grow or to achieve targeted profitability. Regulations to which we are subject include, but are not limited to:
•prior approval of transactions resulting in a change of “control”;
•approval of policy forms and premiums;
•restrictions on the sharing of insurance commissions and payment of referral fees;
•privacy regulation and data security;
•regulation of corporate governance and risk management; and
•periodic examinations of operations, finances, market conduct and claims practices; and required periodic financial reporting;
•statutory and risk-based capital solvency requirements, including the minimum capital and surplus our insurance subsidiary must maintain;
•establishing minimum reserves that insurance carriers like our insurance subsidiary must hold to pay projected insurance claims;
•required participation by our regulated insurance subsidiary in state guaranty funds;
•restrictions on the type and concentration of our insurance subsidiary’s investments;
•restrictions on the advertising and marketing of insurance by our insurance subsidiary;
•restrictions on the adjustment and settlement of insurance claims by our insurance subsidiary;
•restrictions on our insurance subsidiary’s use of rebates to induce a policyholder to purchase insurance;
•restrictions on our insurance subsidiary’s sale, solicitation and negotiation of insurance;
•prohibitions on the underwriting of insurance on the basis of race, sex, religion and other protected classes;
•restrictions on the ability of our insurance subsidiary to pay dividends to us or enter into certain related party transactions without prior regulatory approval; and
•rules requiring our insurance subsidiary’s maintenance of statutory deposits for the benefit of policyholders.
Our ability to retain state licenses depends on our ability to meet licensing requirements established by the NAIC and adopted by each state, subject to variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in that state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended, or be subject to the seizure of assets. Any such event could adversely affect our business, results of operations or financial condition. See “The Business of Doma—Government Regulation—State Licensing Requirements” for additional information.
Also, given our short operating history to date and rapid rate of growth, we are vulnerable to regulators identifying errors in certain of our operations, including those related to rates and fees charged to consumers, correct and timely policy issuance, and accurate and secure disbursement of funds. As a result of such noncompliance, regulators could impose fines, rebates or other penalties, including cease-and-desist orders with respect to our operations in an individual state, or all states, until the identified noncompliance is rectified.
In addition, several states have adopted legislation prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance as well as unfair claims practices. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, and discrimination in the business of insurance. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and possibly private litigation. States also regulate various aspects of the contractual relationships between insurers and third-party agents.
Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the United States, such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators, state attorneys general as well as federal agencies including the Federal Reserve Board, the Federal Insurance Office and the U.S. Department of Justice. Consequently, compliance with any particular regulator’s or enforcement authority’s interpretation of a legal issue may not result in compliance with another’s interpretation of the same issue, particularly when compliance is judged in hindsight. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information. Failure to comply with federal requirements could subject us to regulatory fines and other sanctions.
In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue or the scope of a regulator’s authority may change over time to our detriment. There is also a risk that changes in the overall legal environment may cause us to change our views regarding the actions we need to take from a legal risk management perspective. This would necessitate changes to our practices that may adversely impact our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. State insurance laws and regulations are generally intended to protect the interests of purchasers or users of insurance products, rather than the holders of securities that we issue. For example, state insurance laws are generally prescriptive with respect to the content and timeliness of notices we must provide policyholders. Failure to comply with state insurance laws and regulations could have a material adverse effect on our business, operating results and financial condition. As another example, the federal government could pass a law expanding its authority to regulate the insurance industry, which could expand federal regulation over our business to our detriment. These laws and regulations may limit our ability to grow, to raise additional capital or to improve the profitability of our business.
Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.
From time to time, we are subject to allegations, and may be party to litigation and legal proceedings relating to our business operations. Litigation and other proceedings may include complaints from or litigation by customers or reinsurers related to alleged breaches of contract or otherwise. We expect that as our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively.
As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our title insurance policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with consumers, members of the insurance industry are periodically the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including sale of insurance and claim settlement practices. In addition, because we employ a technology platform that collects consumer data, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend, and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could also adversely affect our brand and reputation, regardless of whether such allegations have merit or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition.
In March 2021, Doma received notice that our subsidiary, North American Title Company, Inc., was named a defendant in a legacy ongoing class action lawsuit styled “Carolyn Cortina, et al. v. North American Title Company, et al” (the “Cortina Litigation") pending against Lennar Title Group, LLC (formerly known as CalAtlantic Title Group, LLC, and before that as North American Title Group, LLC) (“Lennar Title”) and certain of its subsidiaries, entities wholly owned indirectly by Lennar Corporation that were not acquired by Doma in the North American Title acquisition. We further learned that a proposed judgment in the principal amount of approximately $20.4 million and prejudgment interest of approximately $20.4 million against North American Title Company, Inc. and Lennar Title and certain of its subsidiaries is pending before the trial court.
In August 2020, plaintiffs in the Cortina Litigation filed a motion to amend the complaint to add North American Title Company, Inc. to the complaint, to have the amended pleading deemed filed and served as of the date of the order granting leave, and to have the existing defendants’ answer filed in October 2010 deemed filed as if on behalf of North American Title Company, Inc. notwithstanding that no Doma entities had previously been parties to the dispute or served with any pleadings in the litigation. Plaintiffs alleged that the originally named defendant, North American Title Company, is also known as North American Title Company, Inc. and CalAtlantic Title, Inc. and that the transfer of assets of North American Title Company to Doma in the North American Title acquisition, which carved-out the liability for the Cortina Litigation, was a fraudulent transfer designed to leave plaintiffs without a source of recovery. On March 2, 2021, the trial court issued a minute order granting the motion.
When we acquired certain North American Title entities and assets in the North American Title acquisition, liabilities arising from the Cortina Litigation were expressly deemed excluded liabilities that would be retained by Lennar Title following the acquisition. Consistent therewith, since the acquisition, Lennar Title has continued to control the defense, without our involvement, of the Cortina Litigation. Accordingly, on March 12, 2021, in light of plaintiffs’ request for entry of the proposed judgment, we delivered a demand to Lennar Title to confirm Lennar Title’s indemnification for all damages we may incur in connection with the Cortina Litigation and that Lennar Title intends to control the defense related to the Cortina Litigation on behalf of all Doma indemnified parties. On March 13, 2021, Lennar Title, a wholly owned subsidiary of Lennar Corporation, delivered notice confirming that it would indemnify us for damages incurred by Doma indemnified parties arising out of the Cortina Litigation and stating that it elected to control the defense, at its expense, for such matter, and, on March 18, 2021, we entered into a Joint Defense Agreement with Lennar Title with respect to such litigation.
Our exposure to regulation and residential real estate transaction activity may be greater in California, where we source a significant proportion of our premiums.
A large portion of our premiums for the year ended December 31, 2020 and the three months ended March 31, 2021 originated from residential real estate transactions in California. As compared to our competitors who operate on a wider geographic scale or whose business is less concentrated in California, any adverse changes in the regulatory environment affecting title insurance and real estate settlement in California which could include reductions in the maximum rates permitted to be charged, inadequate rate increases or more fundamental changes in the design or implementation of the California title insurance regulatory framework, may expose us to more significant risks and our business, financial condition and result of operations could be materially adversely affected.
In addition, to the extent residential real estate transaction volume in California changes significantly, whether due to changes in real estate values that differ from the overall U.S. real estate market, changes in the local economy relative to the U.S. economy, or natural disasters that disproportionately impact residential real estate activity in California, we could experience lower premiums and growth than historically observed or projected.

Our expansion within the United States will subject us to additional costs and risks, and our plans may not be successful.
Our success depends in part on our ability to expand into additional markets in the United States. As of March 31, 2021, NATIC was licensed and operates in 39 states and the District of Columbia, and our title and escrow agency operations were licensed in 29 states of the United States with operations in 19 of those states overall with our S&EA channel operational in 18 states. We plan to have a presence in all states that offer title insurance products, but cannot guarantee that we will be able to provide nationwide title and escrow services on that timeline or at all. Moreover, one or more states could revoke our license to operate, or implement additional regulatory hurdles that could preclude or inhibit our ability to obtain or maintain our license in such states.
As we seek to expand in the United States, we may incur significant operating expenses, although our expansion may not be successful for a variety of reasons, including because of:
•barriers to obtaining the required government approvals, licenses or other authorizations;
•failures in identifying and entering into joint ventures with strategic partners, or entering into joint ventures that do not produce the desired results;
•challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and local regulatory restrictions;
•difficulty in recruiting and retaining licensed, talented and capable employees;
•competition from local incumbents that already own market share, better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;
•the availability of accurate and comprehensive data sources which we need to operate aspects of the Doma Intelligence platform;
•unfavorable economic terms due to government-regulated insurance rates and premiums; and
•differing market demand, which may make our product offerings less successful.
Expansion into new markets in the United States will also require additional investments by us both in marketing and with respect to securing applicable regulatory approvals. These incremental costs may result from hiring additional personnel, from engaging third-party service providers and from incurring other research and development costs. If we invest substantial time and resources to expand our operations while our revenues from those additional operations do not exceed the expense of establishing and maintaining them, or if we are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected.
If we fail to grow our geographic footprint or geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.
Regulators may limit our ability to develop or implement our proprietary data science and machine intelligence algorithms and/or may eliminate or restrict the confidentiality of our proprietary technology, which could have a material adverse effect on our financial condition and results of operations.
Our future success depends on our ability to continue to develop and implement our proprietary data science and machine intelligence algorithms, and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology, or require that we disclose our proprietary technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of key senior management personnel could harm our business and future prospects.
Our performance largely depends on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure you that our equity incentives and other compensation will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of New Doma Common Stock does not increase or declines. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.
We depend on our senior management, including Max Simkoff, our founder and Chief Executive Officer, Noaman Ahmad, our Chief Financial Officer, Christopher Morrison, our Chief Operating Officer, and Hasan Rizvi, our Chief Technology Officer, as well as other key personnel. We may not be able to retain the services of any of our senior management or other key personnel, as their employment is at-will and they could leave at any time. If we lose the services of one or more of our senior management or other key personnel, including as a result of the COVID-19 pandemic, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. Further, to the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel in all areas of our organization.
Failure of our enterprise-wide risk management processes could result in unexpected monetary losses, damage to our reputation, additional costs or impairment of our ability to conduct business effectively.
Our risk management framework is designed to identify, monitor and mitigate risks that could have a negative impact on our financial condition or reputation. This framework includes departments or groups dedicated to enterprise risk management, information security, disaster recovery and other information technology-related risks, business continuity, legal and compliance, compensation structures and other human resources matters, vendor management and internal audit, among others. Many of the processes overseen by these departments function at the enterprise level, but many also function through, or rely to a certain degree upon, risk mitigation efforts in local operating groups.
Similarly, with respect to the risks we assume in the ordinary course of its business through the issuance of title insurance policies and the provision of related products and services, we employ localized as well as centralized risk mitigation efforts. These efforts include the implementation of underwriting policies and procedures and other mechanisms for assessing risk. Manual underwriting of title insurance policies and making risk-assumption decisions frequently involve judgment. We maintain a tiered system of underwriting authority, wherein title officers at the state level have limited underwriting authority, third-party title agents are subject to authorization levels above which they must consult with the underwriting counsel of our insurance subsidiary, and underwriting counsel at the regional level, reporting to the Chief Underwriting Counsel, have authority to approve or deny a transaction at any level of financial exposure. While we believe these tiers of authority reduce the likelihood that we will make materially adverse risk determinations, if our risk mitigation efforts prove inadequate, our business, financial position and results of operation could be adversely affected.

As a private company, we were not required to document and test our internal controls over financial reporting nor was management required to certify the effectiveness of our internal controls or have our auditors opine on the effectiveness of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material weaknesses, which could lead to errors in our financial reporting.
We were not required to document and test our internal controls over financial reporting nor was management required to certify the effectiveness of internal controls or have our auditors opine on the effectiveness of our internal control over financial reporting. Similarly, as an “emerging growth company,” Capitol Investment Corp. V was exempt from certain of the internal control financial reporting requirements. We will continue to be an emerging growth company immediately following the Business Combination, which among other things will exempt us from the requirement Section 404(b) of the Sarbanes-Oxley Act that our independent auditor attest to our internal control over financial reporting on an annual basis until we lose our emerging growth company status. We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.
Regardless of our emerging growth status, we will become subject to the management attestation and reporting requirements of Section 404(a) of the Sarbanes-Oxley Act with respect to our annual report for the year ending December 31, 2022. However, we will not be required to include an attestation report on internal control over financial reporting issued by our independent auditor for so long as we remain an emerging growth company. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from increased transaction volume or business expansion. If we are unable to certify the effectiveness of our internal control over financial reporting, or if we have a material weakness in our internal control over financial reporting, we may not detect errors timely, our consolidated financial statements could be misstated, or we could be subject to regulatory scrutiny or a loss of confidence by stakeholders, any of which could harm our business and adversely affect the market price of New Doma Common Stock.
Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.
Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy. In addition, our insurance subsidiary, as domiciled in South Carolina, complies with South Carolina and related states’ regulations on investments and restrictions. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.
Our primary market risk exposures are to changes in interest rates. See the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Doma—Quantitative and Qualitative Disclosures about Market Risks.” Our results of operations are directly exposed to changes in interest rates, among other macroeconomic conditions. Fluctuations in interest rates may also impact the interest income earned on floating-rate investments and the fair value of our fixed-rate investments. An increase in interest rates decreases the market value of fixed-rate investments. Conversely, a decrease in interest rates increases the fair market value of fixed-rate investments. Our exposure to interest rate risk correlates to our portfolio of fixed income securities. In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the maturity of the securities included in our portfolio and the amount by which interest rates increase.
The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.
Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.
Risks for all types of securities are managed through the application of our investment policy. The maximum percentage and types of securities we may invest in are subject to the insurance laws regulations, which may change. Failure to comply with these laws and regulations would cause nonconforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, we would be required to dispose of such investments.
Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.
Failures at financial institutions at which we deposit funds could adversely affect us.
We deposit substantial funds in financial institutions. These funds include amounts owned by third parties, such as escrow deposits. Should one or more of the financial institutions at which deposits are maintained fail, there is no guarantee that we would recover the funds deposited, whether through Federal Deposit Insurance Corporation coverage or otherwise. In the event of any such failure, we also could be held liable for the funds owned by third parties.
Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.
Our financial condition and results of operations depend on our ability to accurately price risk and assess potential losses and loss adjustment expenses under the terms of the title insurance policies we underwrite. Our loss and loss adjustment expense reserves are subject to significant variability due to our limited use of reinsurance as well as the inherent risks of writing title insurance policies, which include their long duration and sensitivity to future changes in economic conditions. For the title insurance industry overall, approximately 75% of ultimate claim amounts are reported within the first seven years of the policy life.
There are two types of reserve accounts that reflect the amount of claims and/or events that have transpired: “known claim reserves” and “incurred but not reported” (“IBNR”). Known claim reserves do not represent an exact calculation of liability. Rather, these reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate since we may underestimate the cost of claims and claims administration. The factors that are considered in establishing known claim reserves include but are not limited to, claim severity, facts that are uncovered or determined during the course of the claim, analysis and applicability of judicial theories of liability and defenses, procedural posture of the claim and other factors. Known claim reserves are adjusted regularly as the facts are discovered and coverage under the policy is analyzed and determined. As of March 31, 2021, known claim reserves for our title insurance underwriting subsidiary was $5.0 million.
We base our loss and loss adjustment expense reserve estimates on our assessment of current economic and business trends, as well as estimates of future trends in claim volume, claim severity, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, variation in state-by-state claims experience, inflation, a decline in real estate prices, rise in interest rates or increase in mortgage defaults and foreclosures, other macroeconomic and judicial trends and legislative and regulatory changes.
Our IBNR reserves generally relate to the five most recent policy years. For policy years at the early stage of development (generally the last five years), IBNR is generally estimated using a combination of expected loss rate and multiplicative loss development factor calculations. For more mature policy years, IBNR generally is estimated using multiplicative loss development factor calculations. The expected loss rate method estimates IBNR by applying an expected loss rate to total title insurance premiums and escrow fees, and adjusting for policy year maturity using estimated loss development patterns. Multiplicative loss development factor calculations estimate IBNR by applying factors derived from loss development patterns to losses realized to date. The expected loss rate and loss development patterns are based on historical experience. Due to our long claim exposure, our provision for claims periodically includes amounts of adverse or positive claims development on policies issued in prior years, when claims on such policies are higher or lower than initially expected. As of March 31, 2021, the reserve for known and IBNR title insurance losses was $70.7 million and included in the amount of liability for loss and loss adjustment expenses.
We estimate the loss provision rate at the beginning of each year and reassess the rate at midyear as of July 31 of every year to ensure that the resulting sum of the known claim reserves, IBNR loss, and loss adjustment expense reserves included in our balance sheet together reflect our best estimate of the total costs required to settle all IBNR and known claims. However, our estimates could prove to be inadequate. Changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. A material change in expected ultimate losses and corresponding loss rates for older policy years is also possible, particularly for policy years with loss rates exceeding historical norms. Our estimates could ultimately prove to be materially different from actual claims experience, which may adversely affect our result of operations and financial conditions.
If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in Doma’s net income and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract new business or to retain existing S&EA partners and third-party agents.
There are risks associated with our indebtedness that is expected to remain outstanding following the Business Combination.
In December 2020, we entered into a credit agreement with Hudson Structured Capital Management Ltd. (“HSCM”) for a $150.0 million Senior First Lien Note (“Senior Debt”), which was fully funded by the lenders, which are affiliates of HSCM, at its principal face value on January 29, 2021 (the “Funding Date”) and matures on the fifth anniversary of the Funding Date. We used a portion of the net proceeds from the Senior Debt to repay all amounts outstanding and owed under the note payable to Lennar Title Group, LLC, including approximately $65.5 million in aggregate principal amount outstanding and accrued interest.
The provisions of our Senior Debt and any additional indebtedness we or Doma incurs will limit our ability and the ability of our subsidiaries to, among other things, incur or assume debt, incur certain liens or permit them to exist, undergo certain changes in business, management, control or business locations, dispose of assets, make certain investments, merge with other companies, pay dividends and enter into certain transactions with affiliates. We are also required to comply with certain financial covenants set forth in our Senior Debt.
In addition, a failure to comply with the provisions of our current and any additional indebtedness, including our Senior Debt, could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest plus the amount of any applicable prepayment premium, to be immediately due and payable. If we were unable to repay those amounts, the lenders under our Senior Debt and any other future secured debt agreement could proceed against the collateral granted to them to secure that indebtedness.

The Senior Debt is secured by a first-priority pledge and security interest in substantially all assets of Doma and its existing and future domestic subsidiaries and is guaranteed by all of the Doma’s domestic subsidiaries (in each case, subject to customary exclusions, including the exclusion of regulated insurance company subsidiaries). Any of these events could materially adversely affect our liquidity and financial condition.
Our outstanding indebtedness and any additional indebtedness we or New Doma incurs may have significant consequences, including, without limitation, the following:
•Doma’s ability to pay interest and repay the principal for its indebtedness is dependent upon our ability to manage our business operations and generate sufficient cash flows to service such debt. Doma may be required to use a significant portion of our cash flow from operations and other available cash to service this indebtedness, thereby reducing the amount of cash available for other purposes, including capital expenditures, acquisitions and strategic investments;
•our indebtedness and leverage may increase our vulnerability to downturns in our business, to competitive pressures, and to adverse changes in general economic and industry conditions;
•Doma’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, share repurchases, or other general corporate and other purposes may be limited; and
•our flexibility in planning for, or reacting to, changes in our business and our industry may be limited.
Changes in tax law could adversely affect our business and financial conditions.
The Tax Cuts and Jobs Act (the “TCJA”), enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on several tax benefits, including deductions for business interest, use of net operating loss carryforwards, taxation of foreign income, and the foreign tax credit, among others. In response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or FFCR Act, enacted on March 18, 2020, and the CARES Act, enacted on March 27, 2020, further amended the U.S. federal tax code, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the IRS has yet to issue guidance on a few important issues regarding the changes made by the TCJA and the CARES Act. In the absence of such guidance, we will take positions with respect to several unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.
Other future changes in tax laws or regulations, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities could adversely affect us. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes could affect our financial position and overall or effective tax rates in the future, reduce after-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a few complex factors including, but not limited to, projected levels of taxable income, tax audits conducted and settled by tax authorities, and adjustments to income taxes upon finalization of income tax returns.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2020, we had federal income tax net operating losses, or NOLs, of approximately $40.8 million available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Code, or otherwise. Of our NOLs, $0.2 million of losses will begin to expire in 2037 and $40.6 million of losses can be carried forward indefinitely.

We may be unable to fully use our NOLs, if at all. Under Section 382 of the Code, if a corporation undergoes an “ownership change” (very generally defined as a greater than 50% change, by value, in the corporation’s equity ownership by certain shareholders, or groups of shareholders, who own at least 5% of a company's stock over a rolling three-year period), the corporation’s ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We may have experienced ownership changes in the past, and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If we undergo an ownership change, we may be prevented from fully utilizing our NOLs existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our NOLs. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected.
The TCJA, as modified by the CARES Act, among other things, includes changes to U.S. federal tax rates and the rules governing NOL carryforwards. For federal NOLs arising in tax years beginning after December 31, 2017, the TCJA as modified by the CARES Act limits a taxpayer’s ability to utilize NOL carryforwards in taxable years beginning after December 31, 2020 to 80% of taxable income. In addition, federal NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but carryback of NOLs are generally permitted to the prior five taxable years only for NOLs arising in taxable years beginning before 2021 and after 2017. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOLs are expected to be utilized. The new limitation on use of NOLs may significantly impact our ability to utilize our NOLs to offset taxable income in the future. In addition, for state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning after 2019 and before 2023, including no two year carryback beginning in 2019 and no carryforward for tax years 2020 through 2022. The NOLs can be computed but not utilized in these periods. Additionally, the state NOLs generally have a definite life carryforward that can affect the ability to utilize all of the state NOLs.
Unfavorable economic or other business conditions could cause us to record an impairment of all or a portion of our goodwill, other intangible assets and other long-lived assets.
We annually perform impairment tests of the carrying values of our goodwill, other indefinite-lived intangible assets and other long-lived assets. We may also perform an evaluation whenever events may indicate an impairment has occurred. In assessing whether an impairment has occurred, we consider various factors including our long-term prospects, unexpected declines in our market capitalization, negative macroeconomic trends or negative industry and company-specific trends. If we conclude that the carrying values of these assets exceed the fair value, we may be required to record an impairment of these assets. Any substantial impairment that may be required in the future could have a material adverse effect on our results of operations or financial condition.
If our customers were to claim that the title insurance policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.
Although we aim to extend the benefits of coverage provided under each of our title insurance policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain agents errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.
Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.
There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend, or at all. As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions and court decisions, if issued post-policy, could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In addition, court decisions, such as the 1995 Montrose decision in California, could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. Under the insurance laws, the insurer typically has the burden of proving an exclusion applies, and any ambiguities in the terms of a loss limitation or exclusion provision are typically construed against the insurer. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
State regulation of the rates we charge for title insurance could adversely affect our results of operations.
Our title insurance subsidiary is subject to extensive rate regulation by the applicable state agencies in the jurisdictions in which they operate. Title insurance rates are regulated differently in various states, with some states requiring the subsidiary to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. In general, premium rates are determined on the basis of historical data for claim frequency and severity as well as related production costs and other expenses. In all states in which our title subsidiary operates, our rates must not be excessive, inadequate or unfairly discriminatory. Premium rates are likely to prove insufficient when ultimate claims and expenses exceed historically projected levels. Premium rate inadequacy may not become evident quickly and may take time to correct, and could adversely affect our business operating results and financial conditions.
Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects.
Under the terms of our policies and subject to specific state regulations and on unfair claims settlement practices, we are required to accurately and timely evaluate and pay claims. Our ability to do so depends on a number of factors, including the efficacy of our claims processing, the training and experience of our claims adjusters and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.
An increase in the average time to process claims could lead to customer and partner dissatisfaction and undermine our reputation and position in the title insurance market. If our claims adjusters are unable to effectively process our volume of claims, our ability to grow our business while maintaining high levels of customer and partner satisfaction could be compromised, which in turn, could adversely affect our operating margins. Any failure to pay claims appropriately or timely under the provisions of the policy could also lead to regulatory and administrative actions or other legal proceedings and litigation against us, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, and prospects.
Unexpected increases in the volume or severity of claims may adversely affect our results of operations and financial condition.
Our business may experience volatility in claim volume from time to time, and short-term trends may not continue over the longer term. The volume of title insurance claims is subject to cyclical influences from both the real estate and mortgage markets, and changes in claim volume may result from changes in a mix of business, macroeconomic or other factors.
A large portion of our title insurance volume stems from title policies issued to lenders. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often, the lender must realize an actual loss, or at least be likely to realize an actual loss, for a title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders’ losses on mortgage loans and is affected in turn by external factors that affect mortgage loan losses, particularly macroeconomic factors. A general decline in real estate prices can expose lenders to a greater risk of losses on mortgage loans, as loan-to-value ratios increase, and defaults and foreclosures increase. A significant increase in claim volume or the severity of those claims could have an adverse effect on our results of operations and financial condition.
Changes in claim severity are typically driven by limited financing alternatives, declining real estate values and the increase in foreclosures that often results therefrom. While actuarial models for pricing and reserving typically include an expected level of inflation, unanticipated increases in claim severity can arise from events that are inherently difficult to predict. Although we pursue various loss management initiatives to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity. Moreover, as our business model is nascent, we have limited claims data to evaluate the efficacy of these loss mitigation initiatives.
Our use of third-party agents could adversely impact the frequency and severity of title claims.
We underwrite title insurance policies referred through two principal channels: our Distribution agents (which includes all S&EA partner referrals and affiliated agents) and third-party agents. For the title insurance policies we underwrite for third-party agents, these agents may perform the title search and examination function or the agent may utilize our title and escrow products. In either case, the third-party agent is responsible for ensuring that the search and examination is completed. The third-party agent thus retains the majority of the title premium collected, with the balance remitted to our title underwriter for bearing the risk of loss in the event that a claim is made under the title insurance policy. Our relationship with each third-party agent is governed by an agency agreement defining how the third-party agent issues a title insurance policy on our behalf. The agency agreement also sets forth the third-party agent’s liability to us for policy losses attributable to the third-party agent’s errors. For each third-party agent with whom we enter into an agency agreement, financial and loss experience records are maintained. Periodic audits of our agents are also conducted and the number of third-party agents with whom we transact business is strategically managed in an effort to reduce future expenses and manage risks. Despite efforts to monitor the third-party agents with which we transact business, there is no guarantee that a third-party agent will comply with its contractual obligations to us. Furthermore, we cannot be certain that, due to changes in the regulatory environment and litigation trends, we will not be held liable for errors and omissions by third-party agents. Accordingly, our use of third-party agents could adversely impact the frequency and severity of title claims and could expose us to potential liability.
Reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.
Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. Our regulated insurance subsidiary obtains reinsurance to help manage its exposure to title insurance risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance policies, we remain primarily liable to our policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our regulated insurance subsidiary to pay all claims, and we are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor their obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits inherent in our reinsurance treaties, limiting recovery. We are also subject to the risk that, under applicable insurance laws and regulations, we may not be able to take credit for the reinsurance on our financial statements and instead would be required to hold separate admitted assets as reserves to cover claims on the risks that we have ceded to the reinsurer. Our reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. Any disputes with our reinsurers regarding coverage under reinsurance treatises could be time-consuming, costly and uncertain of success.

Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available, as such availability depends in part on factors outside of our control. A new contract may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from adverse changes to the real estate market, such as a decline in real estate prices, rise in interest rates or increase in mortgage defaults and foreclosures, or an increase in capital and surplus requirements, impact the availability and cost of the reinsurance we purchase. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient at acceptable prices, we would have to either accept an increase in our catastrophe exposure, reduce our insurance underwritings, or develop or seek other alternatives.
The unavailability of acceptable reinsurance protection would have a materially adverse impact on our business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternatively, we could elect to pay higher than reasonable rates for reinsurance coverage, which could have a material adverse effect upon our profitability unless policy premium rates could be raised, in most cases subject to approval by state regulators, to offset this additional cost.
Starting in late February 2021, we reduced the level of reinsurance of policies underwritten using our machine intelligence system from 100% to 25%, which may impact our overall risk profile and financial and capital condition. To the extent we experience higher claim activity than our projections of claim losses and financial impacts thereof, our financial situation and our business may be adversely affected. To the extent we seek to increase our reinsurance coverage in response to such an event, we may be unable to secure additional coverage at acceptable rates and terms or at all. This may have an adverse effect on our financial condition.
We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.
If we fail to maintain adequate systems and processes to prevent, monitor and detect fraud, including fraudulent policy acquisitions or claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, our business could be materially adversely impacted. While we believe past incidents of fraudulent activity have been relatively isolated, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud. Instances of fraud may result in increased costs, including possible settlement and litigation expenses, and could have a material adverse effect on our business and reputation.
A downgrade by the ratings agency, reductions in statutory capital and surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength could adversely affect us.
Certain of our S&EA partners and third-party agencies use measurements of the financial strength of our title insurance underwriters, including, among others, the rating provided by the rating agency Demotech, Inc. and levels of statutory capital and surplus maintained by those underwriters, in determining the amount of a policy they will accept and the amount of reinsurance required. Our title insurance underwriter’s financial strength rating is A’ (A Prime) by Demotech, Inc. The rating provides the agency’s perspectives on the financial strength, operating performance and cash-generating ability of those operations. The agency continually reviews this rating and the rating is subject to change. Statutory capital and surplus, or the amount by which statutory assets exceed statutory liabilities, is also a measure of financial strength. Our title insurance underwriter maintained $49.2 million of total statutory capital and surplus as of March 31, 2021. Accordingly, if the rating or statutory capital and surplus of these title insurance underwriters are reduced from their current levels, or if there is a deterioration in other measures of financial strength, our results of operations, competitive position and liquidity could be adversely affected.

Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.
Our insurance subsidiary is subject to risk-based capital standards, including requirements, prohibitions and limitations applicable to investments, promulgated by South Carolina, its state of domicile, and by New York, where we are not domiciled but expect to be held subject to the risk-based capital regime upon our admission to insure transactions in the state. These laws are based on the risk-based capital regime adopted by the National Association of Insurance Commissioners, or NAIC, and require our regulated subsidiaries to report their results of risk-based capital calculations and investment practices to the departments of insurance. Failure to maintain the minimum risk-based standards could subject our regulated subsidiary to corrective action, including the required submission of a remediation plan, the imposition by the state of a deadline for remediation, or designation by the state that the insurer is in a "hazardous financial condition" and related issuance of an order to nonadmit, limit, dispose of, withdraw from, or discontinue an investment or investment practice. Our insurance subsidiary is currently in compliance with the risk-based capital requirements.
Risks Related to Doma’s Intellectual Property
Our intellectual property rights are valuable, and any inability to obtain, maintain, protect or enforce our intellectual property could reduce the value of our products, services and brand.
Our trade secrets, trademarks, copyrights and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, patent, trademark, trade dress, domain name, copyright, and trade secret laws, to protect our brand and other intellectual property rights. In addition, we seek to enter into various agreements with our employees, independent contractors, consultants and third parties with whom we have relationships, pursuant to which such individuals assign intellectual property rights they develop to us and agree to maintain confidentiality of our confidential information. However, we may fail to enter into such agreements with all relevant individuals, such assignments may not be self-executing, and such agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and or provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. In addition, we may fail to consistently obtain, police and enforce such agreements. Additionally, various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights, including our issued patents, have in the past and may in the future be challenged in courts or patent offices. The issuance of a patent is not conclusive as to its scope, validity or enforceability and challenges to our intellectual property, including issued patents, could result in their being narrowed in scope or declared invalid or unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology, or limit the duration of the patent protection of our technology platform. As a result, despite our efforts to protect our proprietary rights, there can be no assurance that our patent portfolio and other intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or that unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary.
We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We do not know whether any of our applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow our claims or otherwise limit the scope of such intellectual property. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing, misappropriation or otherwise violating our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. Because obtaining patent protection requires disclosing our inventions to the public, such disclosure may facilitate our competitors’ developing improvements to our innovations. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

We currently hold various domain names relating to our brand. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our mobile app. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our trademarks and other proprietary rights.
We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our products, delay introductions of enhancements to our products, result in our substituting inferior or more costly technologies into our products or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or product features, which may not be on commercially reasonable terms, or at all, and could adversely affect our ability to compete.
Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to current and prospective homeowners, lenders, title agents and real estate professionals may become confused, and our ability to attract customers and partners may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations and financial condition. While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. While we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to registered intellectual property rights, such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. Certain information or technology that we endeavor to protect as trade secrets may not be eligible for trade secret protection in all jurisdictions, or the measures we undertake to establish and maintain such trade secret protection may be inadequate. In order to protect our proprietary information and technology, we rely in part on agreements with our employees, investors, independent contractors and other third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may not adequately protect our trade secrets, these agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. To the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Current or future legal requirements may require us to disclose certain proprietary information or technology, such as our proprietary data science and machine intelligence algorithms, to regulators or other third parties, including our competitors, which could impair or result in the loss of trade secret protection for such information or technology. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations and competitive position.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.
The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential members. In addition, third parties may file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could adversely impact our business, financial condition and results of operations.
Third parties may allege that we infringe, misappropriate or otherwise violate their intellectual property rights, and we may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.
We are from time to time subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or services are infringing, misappropriating or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation or violation. For example, there may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or products. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or products. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our current or future technologies or products.
Lawsuits can be time-consuming and expensive to resolve and can divert management’s time and attention. The industry in which we operate is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them, than we can. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid, or both. The strength of our defenses may depend on the patents asserted, the interpretation of these patents, or our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents may provide little or no deterrence as we would not be able to assert them against such entities or individuals.

An adverse result in any infringement or misappropriation proceeding could subject us to significant damages, injunctions and reputational harm. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we may be forced to limit or stop sales of our relevant products and technology capabilities or cease business activities related to such intellectual property. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:
•cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;
•make substantial payments for legal fees, settlement payments or other costs or damages;
•obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology;
•redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible
•rebrand our products and services and/or be prevented from selling some of our products or services if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights, and/or
•limit the manner in which we use our brands.
Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of New Doma Common Stock. The occurrence of infringement and misappropriation claims may grow as the market for our platform and products grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Any of the foregoing could adversely impact our business, financial condition and results of operations.
We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect our business.
Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.
If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed intellectual property rights against infringing third parties, if licensed intellectual property is found to be invalid or unenforceable or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could adversely impact our business, financial condition and results of operations.
Additionally, the software powering our technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to certain open source licenses, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Moreover, we cannot ensure that we have not incorporated additional open source software in our products in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION
Capitol
Capitol is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding Capitol, see the section “Other Information Related to Capitol” beginning on page 151.
Merger Sub
Merger Sub is a wholly owned subsidiary of Capitol formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the laws of Delaware on February 26, 2021. Merger Sub owns no material assets and does not operate any business.
Doma
Doma Holdings, Inc., formerly known as States Title Holding, Inc., was founded in 2016 to focus top tier data scientists, product managers, and engineers on building game-changing technology to completely reimagine the residential real estate closing process. Doma’s approach to the title and escrow process is driven by its innovative full stack platform, Doma Intelligence. Doma Intelligence is the result of significant investment in research and development over more than four years across a team of more than 100 people, creating a revolutionary new end-to-end closing platform that seeks to eliminate all of the latent, manual tasks involved in underwriting title insurance, performing core escrow functions, generating closing documentation and getting documents signed and recorded. The platform harnesses the power of data analytics, machine learning and natural language processing, which will enable Doma to deliver a cheaper and faster closing transaction with a seamless customer experience at every point in the process. Doma’s machine intelligence algorithms are being trained and optimized on 30 years of historical anonymized closing transaction data to make underwriting decisions in less than a minute and significantly reduce the time, effort and cost of the entire process.

THE SPECIAL MEETING
Overview
This proxy statement/prospectus is being provided to Capitol Stockholders as part of a solicitation of proxies by the board of directors of Capitol for use at the Special Meeting to be convened on                   , 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Capitol Stockholders on or about                   , 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New Doma in connection with the issuance by New Doma of common stock to be delivered to Doma Stockholders in connection with the Business Combination.
Date, Time and Place of the Special Meeting
The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at         a.m., New York City time, on                   , 2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting             and entering your             -digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company. Because the special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.
Proposals
At the Special Meeting, Capitol Stockholders will vote upon:
•the Business Combination Proposal;
•the Charter Proposal;
•the Advisory Charter Proposals;
•the Stock Issuance Proposal;
•the Incentive Plan Proposal;
•the ESPP Proposal;
•the Director Election Proposal; and
•the Adjournment Proposal.
THE CAPITOL BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE CAPITOL STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.
Record Date; Outstanding Shares; Shares Entitled to Vote
Capitol has fixed the close of business on                   , 2021 as the “record date” for determining Capitol Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on                   , 2021, there were           Capitol Common Stock outstanding and entitled to vote. Each share of Capitol Common Stock is entitled to one vote per share at the Special Meeting.
Quorum
A quorum of Capitol Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of shares of

Capitol Common Stock are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Vote Required and Capitol Board Recommendation
The Business Combination Proposal
Capitol Stockholders are being asked to consider and vote on a proposal to adopt the Merger Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Merger Agreement and Amendment No. 1 to the Merger Agreement, which are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Capitol Stockholders of the Class A Common Stock and Stockholders of the Class B Common Stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.
THE CAPITOL BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
The Charter Proposal
Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of Capitol Common Stock, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
THE CAPITOL BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER PROPOSAL.
The Advisory Charter Proposals
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
THE CAPITOL BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.
The Stock Issuance Proposal
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.
THE CAPITOL BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The Incentive Plan Proposal
Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.
THE CAPITOL BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.
The ESPP Proposal
Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.
THE CAPITOL BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.
Adjournment Proposal
If the chairman of the Special Meeting does not adjourn the Special Meeting, Capitol Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Capitol Stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if Capitol reasonably determines that it is advisable or necessary to do so in order to obtain Capitol stockholder approval for the Merger Agreement and thereby approval of the Business Combination.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
THE CAPITOL BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.
Voting Your Shares
Capitol Stockholders may vote electronically at the Special Meeting by visiting                    or by proxy. Capitol recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If your Capitol Common Stock are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”
If you are a Capitol Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Merger Agreement and the other proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:
•by submitting a properly executed proxy card or voting instruction form by mail; or
•electronically at the Special Meeting.
Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.
Voting Shares Held in Street Name
If your Capitol Common Stock are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Capitol Common Stock, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.
Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of Capitol Common Stock held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.
Revoking Your Proxy
If you are a Capitol Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:
•timely delivering a written revocation letter to the Corporate Secretary of Capitol;
•signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or
•attending the Special Meeting and voting electronically by visiting the website established for that purpose at               and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.
If you are a non-record (beneficial) Capitol Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.
Share Ownership and Voting by Capitol’s Officers and Directors
As of the record date, the Capitol directors and officers and their affiliates had the right to vote           shares of Capitol Common Stock, representing approximately 20% of the shares of Capitol Common Stock then outstanding and entitled to vote at the meeting. Capitol’s Sponsors and its executive officers directors at the time of its initial public offering have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, and we expect them to vote “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to fund our working capital requirements (subject to an aggregate limit of $100,000) and/or to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Capitol’s Sponsors will not have redemption rights with respect to any shares of Capitol Common Stock owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
•hold public shares or hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
•prior to 12:00 p.m., New York City time, on                  , 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Capitol redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.
If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Capitol’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Capitol instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Capitol will promptly return any public shares previously delivered by public holders.
For illustrative purposes, the cash held in the Trust Account on March 31, 2021 was $345.0 million, or $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of shares of Capitol Common Stock as they may receive higher proceeds from the sale of their shares of Capitol Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Capitol cannot assure its stockholders that they will be able to sell their shares of Capitol Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your Capitol Common Stock (either physically or electronically) to the transfer agent, in each case prior to           p.m., New York City time, on                   , 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.
Immediately following the Closing, New Doma will pay public stockholders who properly exercised their redemption rights in respect of their public shares.
Appraisal Rights
Neither Capitol Stockholders nor Capitol warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Potential Purchases of Shares and/or Public Warrants
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Capitol or its securities, the Sponsors, New Doma and/or its affiliates and may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Capitol Common Stock or vote their shares of Capitol Common Stock in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Capitol satisfies the Minimum Proceeds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Sponsors for nominal value.
Costs of Solicitation
Capitol will bear the cost of soliciting proxies from Capitol Stockholders.
Capitol will solicit proxies by mail. In addition, the directors, officers and employees of Capitol may solicit proxies from Capitol Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Capitol will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of shares of Capitol Common Stock held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.
Capitol has engaged a professional proxy solicitation firm, Morrow Sodali LLC, to assist in soliciting proxies for the Special Meeting. Capitol has agreed to pay Morrow Sodali LLC a fee of $32,500, plus disbursements. Capitol will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. Capitol will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Capitol Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Capitol Common Stock and in obtaining voting instructions from those owners. Capitol’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Other Business
Capitol is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Capitol Board of Directors may recommend.
Attendance
Only Capitol Stockholders on the record date or persons holding a written proxy for any stockholder or account of Capitol as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your shares of Capitol Common Stock in your name as a stockholder of record and you wish to attend the Special Meeting, please visit                    and enter the control number found on your proxy card. If your shares of Capitol Common Stock are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow Sodali LLC, the proxy solicitation agent for Capitol, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CAP.info@investor.morrowsodali.com, or contact L. Dyson Dryden, Capitol’s President and Chief Financial Officer at (202) 654-7060.

PROPOSAL NO. 1 – THE BUSINESS COMBINATION PROPOSAL
The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement. Copies of the Merger Agreement and Amendment No. 1 to the Merger Agreement are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus.
General
Structure of the Transactions
Pursuant to the Merger Agreement, Merger Sub will merge with and into Doma, with Doma surviving the Business Combination. Upon consummation of the foregoing transactions, Doma will be the wholly owned subsidiary of New Doma. In addition, New Doma will amend and restate its Current Certificate of Incorporation to be the Proposed Certificate of Incorporation and amend and restate its Current Bylaws to be the Proposed Bylaws.
Consideration to Doma Stockholders
Under the Merger Agreement, Capitol has agreed to acquire all of the outstanding equity interests of Doma (A) at a Per Share Merger Consideration Value equal to $2.917 billion, divided by the aggregate number of shares of Doma Common Stock, Doma Preferred Stock, vested options to acquire Doma Common Stock (on a net exercise basis) and warrants to acquire Doma Capital Stock (on a net exercise basis), plus (B) the contingent right to receive certain Earnout Shares.
Subject to the cash elections described below, at the Effective Time, each outstanding share of Doma Common Stock (and each share of Doma Preferred Stock, which will automatically convert into shares of Doma Common Stock immediately prior to the Effective Time) will be converted into the right to receive (A) shares of New Doma Common Stock equal to the exchange ratio and (B) the contingent right to receive certain Earnout Shares.
Certain Doma Stockholders and option holders will have the right to elect to receive a portion of their consideration in the form of cash in lieu of shares of common stock of New Doma Common Stock or options to acquire New Doma Common Stock, as the case may be, subject to proration if the aggregate cash consideration to satisfy all cash elections exceeds or is less than the Secondary Available Cash Consideration (as defined in the Merger Agreement). If the eligible Doma Stockholders and option holders elect to receive an aggregate amount of cash that is greater than the Secondary Available Cash Consideration, the amount of cash to be paid to each Doma Stockholder or option holder that elected to receive cash will be adjusted downward on a pro rata basis and each such Doma Stockholder or option holder will receive a proportionate number of additional shares of New Doma Common Stock so that such stockholder or option holder receives their respective appropriate total aggregate merger consideration.
At the Effective Time of the Business Combination, each outstanding Doma Option that is outstanding and unexercised and that is not converted into cash pursuant to a cash election as described above, whether or not then vested or exercisable, will be assumed by New Doma and will be converted into (A) an option to acquire New Doma Common Stock with the same terms and conditions as applied to the Doma Option immediately prior to the effective time provided that the number of shares underlying such New Doma Option will be determined by multiplying the number of shares of Doma Common Stock subject to such option immediately prior to the Effective Time, by the exchange ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Doma option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the exchange ratio, which quotient shall be rounded down to the nearest whole cent and (B) the contingent right to receive certain Option Earnout Shares; provided that unvested Doma Options shall be entitled to the Option Earnout Shares only to the extent that the corresponding converted option is not forfeited prior to the issuance of the applicable Option Earnout Shares; provided, further that certain holders of Doma Options will have the option to elect to receive the amount of cash consideration received by Doma Stockholders described above (subject to the limitations as described in the Merger Agreement).

At the Effective Time, each outstanding share of restricted Doma Common Stock will be converted into (i) an award with respect to a number of restricted shares of New Doma Common Stock, which shall continue to have, and shall be subject to, the same terms and conditions as applied to the award of such restricted share of Doma Common Stock immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Doma 2019 Equity Incentive Plan) equal to the number of Doma Restricted Shares subject to award immediately prior to the Effective Time multiplied by the exchange ratio and (ii) the contingent right to receive certain Restricted Stock Earnout Shares; provided that holders of restricted Doma Common Stock shall be entitled to the Restricted Stock Earnout Shares only to the extent that the corresponding shares of restricted Doma common stock are not forfeited prior to the issuance of the applicable Restricted Stock Earnout Shares.
Prior to the Effective Time, Doma Warrants to purchase approximately 4.8 million shares of Doma Capital Stock are expected to be exercised for cash, and will receive, at the Effective Time, the same consideration per share as holders of Doma Common Stock. At the Effective Time, Doma Warrants to purchase approximately 0.7 million shares of Doma Capital Stock are expected to be converted into the right to receive a number of shares of New Doma Common Stock determined by multiplying the number of shares of Doma Common Stock subject to such Doma Warrants immediately prior to the effective time, by the exchange ratio, plus the right to receive a certain portion of Earnout Shares. At the Effective Time, Doma Warrants to purchase approximately 0.1 million shares of Doma Capital Stock are expected to be converted into warrants exercisable for shares of New Doma Common Stock on the same terms and conditions as applied to the existing Doma Warrants, plus the right to receive a certain portion of Earnout Shares.
As of March 31, 2021, Doma had outstanding (i) 10,920,847 shares of Doma Common Stock, which includes 253,902 shares subject to vesting, (ii) 30,552,324 shares of Doma Preferred Stock, (iii) warrants to purchase 5,654,254 shares of Doma Capital Stock at a weighted average exercise price of approximately $0.2072 per share, and (iv) 4,701,164 options to acquire Doma Common Stock, of which 1,264,965 were vested, with a weighted average exercise price of approximately $2.60 per share, and 3,436,199 were unvested, with a weighted average exercise price of approximately $3.69 per share.
Consideration to Capitol Holders
Upon consummation of the Transactions, (i) each outstanding share of Class A Common Stock of Capitol will automatically convert into one share of New Doma Common Stock, (ii) the outstanding warrants to purchase common shares of Capitol will automatically convert into warrants to purchase shares of Capitol Common Stock and (iii) each outstanding share of Class B Common Stock of Capitol will automatically convert into one share of New Doma Common Stock.
Pro Forma Ownership of Capitol Holders
At the closing of the Transactions, current public Capitol Stockholders are expected to hold approximately 10% of the issued and outstanding common stock of New Doma (assuming no holder of public shares exercises redemption rights) and the Sponsors are expected to hold approximately 2% of the issued and outstanding common stock of New Doma.
After consideration of the factors identified and discussed in the section “The Business Combination Proposal—The Capitol Board of Directors’ Reasons for Approval of the Transactions,” the Capitol Board of Directors concluded that the Transactions met all of the requirements disclosed in the prospectus for its initial public offering, including that such business had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Merger Agreement (excluding the deferred underwriting commissions). See the section “The Business Combination Proposal—General” for more information.
Earnout Shares
Additional shares of New Doma Common Stock will be payable to each holder of Doma Common Stock (after giving effect to the Conversion and including Doma Restricted Shares), Doma Options (whether vested or unvested)

or Doma Warrants, in each case, as of immediately prior to the Effective Time with an Earnout Pro Rata Portion in excess of zero (each such holder, an “Earnout Participant”), as follows:
•First Share Price Milestone. If the closing share price of New Doma Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period beginning on or after the Closing Date and ending on or before to the five-year anniversary of the Closing Date (the “First Share Price Milestone”), New Doma will issue to each Earnout Participant a number of shares of New Doma Common Stock equal to such participant’s Earnout Pro Rata Portion of 2.5% of the Earnout Fully Diluted Shares (as defined below) (the “First Earnout Shares”).
•Second Share Price Milestone. If the closing share price of New Doma Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period beginning on or after the Closing Date and ending on or before the five-year anniversary of the Closing Date (the “Second Share Price Milestone” and, together with the First Share Price Milestone, the “Earnout Milestones”), New Doma will issue to each Earnout Participant a number of shares of New Doma Common Stock equal to such participant’s Earnout Pro Rata Portion of 2.5% of the Earnout Fully Diluted Shares (the “Second Earnout Shares” and, together with the First Earnout Shares, the “Earnout Shares”).
In the event that within the five-year anniversary of the Closing Date, there is an Earnout Strategic Transaction (as defined in the Merger Agreement) (or a definitive agreement providing for an Earnout Strategic Transaction that has been entered into), then (i) if the per share value of consideration to be received by holders of the New Doma Common Stock in such Earnout Strategic Transaction equals or exceeds $15.00 per share and the First Share Price Milestone has not been previously achieved, then the First Share Price Milestone will be deemed to have been achieved and (ii) if the per share value of the consideration to be received in such Earnout Strategic Transaction equals or exceeds $17.50 per share and the Second Share Price Milestone has not been previously achieved, then the Second Share Price Milestone will be deemed to have been achieved; and if the First Share Price Milestone or Second Share Price is deemed achieved pursuant to clauses (i) and (ii), as applicable, the Earnout Shares will be issued immediately prior to the consummation of the Earnout Strategic Transaction.
The following terms will have the meaning ascribed to it below:
“Earnout Pro Rata Portion” means, with respect to:
a.each holder of outstanding shares of Doma Common Stock (after giving effect to the Conversion but excluding Company Restricted Shares) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the amount of New Doma stock consideration that such holder would be eligible to receive if such holder made a stock election for all of such holder’s shares of Doma Capital Stock divided by (ii) the sum of (w) the amount of New Doma stock consideration that all holders of Doma Capital Stock as of immediately prior to the Effective Time would be eligible to receive if all such holders made a stock election for all of such holder’s shares of Doma Capital Stock, plus (x) the total number of shares of New Doma Common Stock issued or issuable upon the exercise of the Doma Options as of immediately following the Effective Time (whether vested or unvested, and on a cash exercise basis and determined as if all holders of Doma Options made a stock election for all of such holders’ cash eligible options), plus (y) the total number of shares of New Doma Common Stock represented by Exchanged Restricted Stock as of immediately following the Effective Time; and plus (z) the total number of shares of New Doma Common Stock issued or issuable upon the exercise of the New Doma Warrants as of immediately following the Effective Time (on a cash exercise basis) (this clause (ii), the “Earnout Denominator”);
b.each holder of Doma Options (whether vested or unvested) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Doma Common Stock issued or issuable upon exercise of such holder’s New Doma Options as of immediately following the Effective Time (on a cash exercise basis and determined as if all holders of Doma Options made a stock election for all of such holders’ cash eligible options), divided by (ii) the Earnout Denominator;

c.each holder of Exchanged Restricted Stock as of immediately following the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Exchanged Restricted Stock as of immediately following the Effective Time, divided by (ii) the Earnout Denominator; and
d.each holder of New Doma Warrants as of immediately following the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of New Doma Common Stock issued or issuable upon the exercise of such holder’s New Doma Warrant as of immediately following the Effective Time (on a cash exercise basis), divided by (ii) the Earnout Denominator.
“Earnout Fully Diluted Shares” means the sum of (i) the aggregate number of outstanding shares of New Doma Common Stock (including Exchanged Restricted Stock, but excluding Sponsor Covered Shares), plus (ii) the maximum number of shares underlying New Doma Options that are vested (calculated on a net exercise basis and assuming, for this purpose, a price per share of New Doma Common Stock of $10.00) and the maximum number of shares underlying New Doma Warrants (calculated on a net exercise basis and assuming, for this purpose, a price per share of New Doma Common Stock of $10.00), in each case of these clauses (i) and (ii), as of immediately following Closing and, for the avoidance of doubt, after giving effect to all redemptions and any forfeiture pursuant to the Sponsor Support Agreement.
Sale Restrictions
In connection with the initial public offering, the holders of Capitol’s initial shares entered into a lock-up agreement pursuant to which they agreed not to transfer the initial shares (subject to limited exceptions) until one year after the consummation of an initial business combination or earlier if, subsequent to the consummation of an initial business combination, (i) the last sales price of Capitol’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (ii) Capitol (or any successor entity) consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.
The Private Placement
Capitol entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Capitol agreed to issue and sell in private placements an aggregate of 30,000,000 shares of New Doma Common Stock to the PIPE Investors for $10.00 per share. The Private Placement is expected to close substantially concurrently with the consummation of the Business Combination.
Background of the Transactions
Capitol was originally formed as a Cayman Islands exempted company on May 1, 2017. In May 2019, Capitol was redomesticated from the Cayman Islands to the state of Delaware. Capitol was formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. The business combination with Doma is the result of an extensive search for a potential transaction utilizing the global network and investing and transaction experience of our management team and board of directors. The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of Capitol and Doma. The following is a brief discussion of the background of these negotiations, the Merger Agreement and Transactions.
On December 4, 2020, Capitol completed its initial public offering of 34,500,000 units, with each unit consisting of one share of Class A Common Stock and one-third of one redeemable warrant, generating total gross proceeds of $345,000,000. Prior to the consummation of Capitol’s initial public offering, the Sponsors purchased 8,625,000 founder shares (after various adjustments) for an aggregate purchase price of $25,000, or approximately $0.003 per share. Simultaneously with the consummation of Capitol’s initial public offering, Capitol consummated the private sale of 5,833,333 private placement warrants to the Sponsors at a price of $1.50 per warrant, generating gross proceeds of approximately $8,750,000. Prior to the consummation of Capitol’s initial public offering, neither

Capitol, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a transaction with Capitol.
From the date of Capitol’s initial public offering through the signing of the Merger Agreement with Doma on March 2, 2021, representatives of Capitol contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged with several possible target businesses in discussions with respect to potential transactions. During that period, Mark D. Ein, the Chairman and Chief Executive Officer of Capitol, L. Dyson Dryden, President and Chief Financial Officer of Capitol, Alfheidur Saemundsson, Executive Vice President and Secretary of Capitol, Preston Parnell, Vice President of Capitol, and Greg Lofink, consultant to Capitol:
•identified and evaluated approximately 130 potential target businesses from a wide range of industry segments including, among others, technology, media, telecommunications, consumer growth, financial, healthcare, real estate and industrial;
•entered into substantial discussions with seven target businesses, including discussions regarding the type and amount of consideration to be provided relative to a potential transaction; and
•provided a preliminary non-binding letter of intent to four target businesses.
The decision not to pursue the alternative target businesses that Capitol analyzed was generally the result of one or more of (i) Capitol’s determination that each business did not represent as attractive a target as Doma due to a combination of business prospects, strategy, management teams, structure and valuation, (ii) a difference in valuation expectations between Capitol, on the one hand, and the target and/or its owners, on the other hand, (iii) a potential target’s unwillingness to engage with Capitol given the timing and uncertainty of closing due to the requirement for Capitol stockholder approval or (iv) a potential target’s unwillingness to engage with Capitol given conflicting business objectives on the target’s side.
On December 8, 2020, a representative of Citigroup Global Markets Inc. (“Citi”) contacted Mr. Ein via telephone to present several potential target businesses for Capitol, including Doma. In response, Mr. Ein indicated an interest in having a further discussion with representatives at Citi.
On January 4, Mr. Dryden held a call with a representative of Greenspring Associates to discuss the SPAC market and Doma was referenced as a potential future opportunity.
On January 7, 2021, a representative of Citi contacted Mr. Parnell via telephone and discussed several potential target businesses for Capitol, including Doma. Mr. Parnell indicated a continued interest in learning more about Doma and highlighted Capitol’s successful first SPAC transaction with Two Harbors, a mortgage REIT in the residential real estate sector and Mr. Ein’s background in real estate at the beginning of his career with Goldman Sachs.
On January 13, 2021, the Capitol team had a call with representatives of Citi to review several Proptech and Fintech-related companies who could potentially be targets for Capitol, including Doma.
On January 20, 2021, Mr. Ein had a call with a representative of Citi to further discuss Citi’s ideas for potential target businesses for Capitol, including Doma. On this call, Mr. Ein also outlined the advantages of a merger with Capitol. The representative of Citi subsequently sent Mr. Ein preliminary information on Doma as well as a non-disclosure agreement.
On January 21, 2021, Capitol executed a non-disclosure agreement with Doma.
On January 22, 2021, Citi granted the Capitol team access to a virtual data room in order to facilitate Capitol’s initial due diligence on Doma. During the afternoon of January 22, 2021, Mr. Ein, Mr. Dryden, Mr. Parnell and Mr. Lofink met with members of Doma’s management team, including Max Simkoff, the founder and Chief Executive Officer of Doma, and Noaman Ahmad, the Chief Financial Officer of Doma, and representatives of Citi via videoconference. The parties discussed the background of Doma, its growth plan and goals in a potential transaction, including its potential use of proceeds. The Doma team also noted its desire to raise additional equity proceeds in the form of a private placement transaction in connection with a potential merger with Capitol. Mr. Ein and Mr. Dryden also reviewed the advantages of a merger with Capitol as a means for Doma to enter the public equity markets.
On January 23, 2021, Mr. Ein, Mr. Dryden, Mr. Parnell and Mr. Lofink met with Mr. Ahmad and Michael Bellicose, Doma’s Financial Planning & Analysis Director via videoconference to review Doma’s historical and projected financials. Several representatives of Citi also participated.
From January 22 through January 27, 2021, the Capitol team reviewed materials provided by Doma to better understand its business model and positioning in the industry.
On January 26, 2021, the Capitol team had an update videoconference with the board of directors of Capitol. During the videoconference, the board of directors of Capitol discussed several transactions, including a potential transaction with Doma.
On January 27, 2021, the Capitol team had a telephonic meeting with representatives of Citi to discuss Citi’s benchmarking methodology and potential comparable companies to be referenced in the transaction. Citi’s list of suggested comparable companies included all of the companies ultimately selected in the comparable companies analysis reviewed by the Capitol Board of Directors, as well as certain companies in the business-to-business Fintech industry sector, which were ultimately determined not to be comparable to Doma for valuation purposes based on of Doma’s consumer-centric approach, different business model and focus on the real estate sector and insurance. Representatives of Citi also provided an overview of the expected transaction process and the timeline under which Doma was planning to select a SPAC partner.
On January 29, 2021, the Capitol team had a meeting with a representative of J.P. Morgan Securities LLC’s (“JP Morgan”) financial technology investment banking group, as well as several other representatives of JP Morgan, to discuss Doma, the potential valuation framework and a potential engagement of JP Morgan as Capitol’s financial advisor. An engagement letter with JP Morgan was subsequently executed on March 2, 2021.
Later on January 29, 2021, the Capitol team had a video conference call with representatives of Citi. During the call, Capitol further inquired about the metrics utilized to provide Citi’s valuation of Doma, Doma’s business model and the financial projections Doma had provided. The Capitol team also reviewed the due diligence request list they had sent to Doma and the remaining outstanding items.
On February 1, 2021, the Capitol team had a call with representatives of Latham & Watkins LLP (“Latham & Watkins”), Capitol’s legal advisors on the transaction, to review the draft term sheet that had been provided to Capitol to use in submitting preliminary, non-binding indications of interest.
Also on February 1, 2021, members of the Capitol team, including Mr. Ein and Mr. Dryden, had a call with representatives of JP Morgan to further explore valuation metrics and certain proposed terms in the non-binding letter of intent (“LOI”) for the transaction.
On February 2, 2021, Capitol submitted its LOI to Doma. The LOI, among other things, provided for a $2.9 billion pre-money equity value for the Company and proposed that Capitol would raise $150 million in a private placement, in addition to the up to $345 million available from Capitol’s Trust Account.
On February 3, 2021, representatives of Citi provided feedback to Capitol on the LOI, including, among other things, Doma’s request for a $280 million private placement and an earnout in favor of Doma’s existing stockholders. The Capitol team subsequently had telephonic meetings with representatives of Latham & Watkins and representatives of JP Morgan on potential updates to the LOI based on the feedback from Doma.
On February 4, 2021, Capitol submitted a revised LOI. Capitol also indicated its interest in a charitable donation of $5 million of Capitol sponsor shares to causes that support Doma’s philanthropic goals. Representatives of Citi subsequently informed Mr. Ein that Doma had selected Capitol to present to Doma’s board of directors on Sunday, February 7.
On February 6, 2021 in advance of the meeting with Doma’s board of directors on February 7, Capitol provided materials to Doma outlining its SPAC experience and track record on its four prior SPAC investments.

On February 7, 2021, Mr. Ein and Mr. Dryden presented to the board of directors of Doma on the merits of partnering with Capitol, including its track record with four prior successful SPAC business combinations, particularly Two Harbors, which operates in the residential mortgage sector. Shortly after the conclusion of Doma’s meeting of its board of directors, representatives of Citi informed Mr. Ein that Doma had selected Capitol to continue negotiations regarding a potential transaction. Later on February 7, Capitol and Doma executed a non-binding LOI on substantially the same terms as the LOI that Capitol had delivered to Doma on February 4.
On February 11, 2021, Capitol engaged Citi and JP Morgan as its private placement agents for the PIPE Financing, with such engagement letter subsequently amended to add JMP Securities LLC, Oppenheimer & Co. Inc. and D.A. Davidson & Co. as co-placement agents.
From February 8 to March 2, 2021, representatives of Capitol, Doma, Citi, JP Morgan and Latham & Watkins conducted a series of conference calls and meetings to continue addressing Capitol’s due diligence requirements, prepare for upcoming investor discussions and work on definitive documentation for the transaction. During this period, Capitol and its advisors conducted business, financial, legal, tax, insurance and accounting diligence.
From February 11 to February 25, 2021, Mr. Simkoff, Mr. Ahmad, Mr. Ein and Mr. Dryden held telephonic meetings with several potential private placement investors on a confidential basis to discuss their interest in making an equity investment in connection with the potential transaction. During these meetings, Messrs. Ein, Dryden, Simkoff and Ahmad reviewed with potential investors certain information regarding Doma and the post-combination company.
On February 16, 2021, Capitol received an initial draft of the Merger Agreement from Doma’s counsel, Davis Polk & Wardwell LLP (“Davis Polk”).
Between February 16, 2021 and March 2, 2021, representatives of Capitol, Doma, Latham & Watkins and Davis Polk negotiated the terms of the Merger Agreement and other related agreements, including the vesting and forfeiture restrictions on equity securities held by the Sponsors, the terms of the earnout applicable to Doma’s existing stockholders, the duration and scope of the post-transaction lock-up applicable to Doma’s existing stockholders and the amount of cash consideration offered to Doma’s existing stockholders in the transaction.
On February 24, 2021, the Capitol Board of Directors held a meeting via videoconference. The board of directors, among other things, discussed the status of the potential transaction with Doma, received information from representatives of JP Morgan on Doma’s business and the title insurance market and reviewed a presentation from representatives of Doma regarding the same.
On February 26, 2021, based on preliminary indications of interest received from private placement investors, the parties determined to increase the amount of the private placement from $280 million to $300 million.
From February 26 to March 2, 2021, Latham & Watkins negotiated the terms of the subscription agreements with prospective investors in the private placement investment.
On March 1, 2021, the audit committee of the Capitol Board of Directors met for a regularly scheduled meeting to approve Capitol’s 10-K filing. Following the audit committee meeting, the Capitol Board of Directors met and Mr. Ein and Mr. Dryden provided an update on the progress of the transaction.
On March 2, 2021, the Capitol Board of Directors held a meeting via video teleconference. Also participating by invitation were Ms. Saemundsson, Mr. Parnell, Mr. Lofink and representatives of JP Morgan and Latham & Watkins. Messrs. Ein and Dryden presented about the proposed business combination, including the proposed terms of the transaction, the investors in the private placement and the timing of the transaction. The board of directors of Capitol thereafter unanimously determined to approve the transactions and to recommend the approval of the transaction to Capitol’s stockholders. The board of directors of Capitol also concluded that the fair market value of Doma was equal to at least 80% of the funds held in Capitol’s Trust Account. In making this determination, the board of directors considered, among other things, the factors set forth below under “—The Capitol Board of Directors’ Reasons for Approval of the Transactions.”

After market close on March 2, 2021, the parties executed the Merger Agreement, other definitive transaction documentation and the subscription agreements relating to the private placement investment.
After executing the agreements March 2, 2021, Capitol and Doma jointly issued a press release announcing the signing of the Merger Agreement and Capitol filed a Current Report on Form 8-K announcing the execution of the Merger Agreement.
From March 13 to March 14, 2021, the parties discussed the calculation of the Earnout Shares and reached an agreement to revise the definition of diluted shares as it relates to the calculation of the Earnout Shares.
On March 14, 2021, Davis Polk sent Latham & Watkins an initial draft of Amendment No. 1 to the Merger Agreement, reflecting the agreed upon changes. On March 15, 2021, Latham & Watkins sent Davis Polk a revised draft of Amendment No. 1 to the Merger Agreement. Davis Polk and Latham & Watkins also had conversations and email exchanges in relation to draft Amendment No. 1 to the Merger Agreement and finalized it.
On March 18, 2021, the parties executed Amendment No. 1 to the Merger Agreement.
The Capitol Board of Directors’ Reasons for Approval of the Transactions
On March 2, 2021, the Capitol Board of Directors unanimously (i) approved the Merger Agreement and related transaction agreements and the Transactions contemplated thereby, (ii) determined that the terms and conditions of the Merger Agreement, including the proposed Business Combination, are advisable, fair to and in the best interests of Capitol and its stockholders and (iii) recommended that Capitol’s stockholders approve the Merger Agreement and approve the Transactions contemplated therein. In evaluating the Business Combination and making these determinations and this recommendation, the Capitol Board of Directors consulted with Capitol’s management and legal and financial advisors and considered a range of factors, including, but not limited to, the factors discussed below.
The Capitol Board of Directors and management also considered the general criteria and guidelines that Capitol believed would be important in evaluating prospective target businesses as described in the prospectus for Capitol’s initial public offering. The Capitol Board of Directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, Capitol stated that it intended to seek to acquire companies that it believes:
•will experience substantial growth post-acquisition;
•have developed leading positions within industries that exhibit strong fundamentals;
•exhibit unseen value or other characteristics that have been disregarded by the marketplace;
•will offer an attractive risk-adjusted return on investment for our stockholders; and
•are led by exceptionally talented, experienced and highly competent management teams.
In considering the Business Combination, the Capitol Board of Directors determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.
In light of the number and wide variety of factors, the Capitol Board of Directors did not consider it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Capitol Board of Directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. The Capitol Board of Directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations. This explanation of Capitol’s reasons for approval of the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

In approving the Transactions, the Capitol Board of Directors determined not to obtain a fairness opinion. The officers and directors of Capitol have substantial experience with mergers and acquisitions and in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Capitol’s financial advisor, J.P. Morgan Securities LLC, enabled them to make the necessary analyses and determinations regarding the Business Combination with Doma.
In particular, in considering the Business Combination, the Capitol Board of Directors considered the following factors:
•Technology-First Player in Large, Antiquated Market Ripe for Disruption. Doma is architecting the future of residential real estate transactions by overhauling the current system and building one based on what today’s consumers expect: a simple, digital and frictionless experience. The market incumbents’ products are largely commoditized, not differentiated by technology and still require a very manual, time-consuming process.
•Established Technology Platform with Significant Embedded Investment. Doma’s proprietary platform, Doma Intelligence, uses data analytics, machine learning and natural language processing to replace large portions of the manual real estate closing process with technology solutions. Doma’s technology platform is being trained on 30 years of historical data and has been built with a significant research and development investment over four years.
•Large Market Opportunity with Expansion Potential. Doma operates today in the estimated $23 billion title, escrow and closing market, which is based on Doma’s internal estimates and 2020 estimates from the Mortgage Bankers Association. Doma currently has an estimated market share of less than 1% of total market orders, which is based on Doma’s 2020 direct closed orders divided by the Mortgage Bankers Association’s estimate of the total number of U.S. mortgage originations in 2020. Doma believes its machine intelligence-centric approach has the potential to create value across the broader $318 billion home ownership services market, with the appraisal and warranty segments representing an $11 billion near-term market opportunity.
•Strong Value Propositions. Doma Intelligence reduces the time, effort and cost of the closing process with achievements to date including providing clear-to-close decisions on over 80% of title insurance orders for refinance transactions driven through Doma Intelligence in one minute or less, enabling up to 50% fewer “touches” for one of our largest, longest tenured customers, delivering 15% to 25% faster closings than the traditionally manual title and escrow process and achieving over 20% higher close rates for orders. These efficiencies increase revenue and profit potential for Doma and its lender and real estate partners and provide cost savings for the homeowner.
•Tailwinds for Technology-Enabled and Digital Services in the Real Estate Market. The residential real estate market is still largely analog, but consumers, including millennials who represent the next wave of first-time homebuyers, increasingly expect instant, digital experiences.
•Strong Market Traction and Marquee Clients. Doma’s technology platform is being utilized by large national mortgage originators and lenders, including Wells Fargo & Company, Chase Home Lending, PennyMac and Homepoint, after commercial launch in 2018. Doma estimates it has a less than 10% share of wallet with its existing S&EA partners, indicating a meaningful expansion opportunity.
•Clear Path to Sustained Growth of Core Business. Doma expects to meaningfully grow its current market share by adding new S&EA partners, increasing wallet share with existing customers and partners, leveraging Doma’s existing geographic presence in local markets and expanding into new ones.
•Attractive Financial Profile. Doma’s adjusted gross profit margin as a percentage of retained premiums and fees in 2020 was approximately 48%. Reductions in direct fulfillment costs enabled by Doma Intelligence and enhanced scale of the business are expected to drive continued improvement in adjusted gross profit margin as a percentage of retained premiums and fees.

•Accretive M&A Opportunities. Doma believes there is a significant opportunity to accelerate growth through the acquisition of strategically targeted title agencies, as well as in other adjacencies in the closing experience and within the broader Proptech sector. Doma believes these acquisitions will be accretive due to a combination of attractive valuation multiples and cost savings achieved by migrating transaction volume onto the Doma platform.
•Strong Tech-First Management Team. Doma’s management team combines both technical and operational expertise. Max Simkoff, Chief Executive Officer, founded Doma in 2016 and has led Doma from a start-up focused on developing a technology solution to a fully operational title agency and escrow business with a captive insurance underwriter and over 1,000 employees. Christopher Morrison, Chief Operating Officer, was previously an associate partner in the insurance practice at McKinsey & Company. Noaman Ahmad, Chief Financial Officer, brings experience from a variety of finance functions at Aon plc and The Warranty Group. Hasan Rizvi, Chief Technology Officer, was previously with Oracle where he managed approximately one-third of the company’s product and technology organization.
•Supported by World Class Board of Directors and Advisors. Doma has assembled a board of directors that includes former U.S. Treasury Secretary Larry Summers, tech industry veteran Karen Richardson, former COO of JPMorgan Chase and former President of Cerberus Capital Management Matt Zames and Lennar founder and Executive Chairman Stuart Miller. Doma also has an exceptional team of industry advisors, including Nextdoor CEO Sarah Friar and Carlyle Group Vice Chairman John Kanas, among others.
•Commitment of Current Stockholders. The existing stockholders of Doma are, in the aggregate, retaining at least 97% of their equity interests in the transaction, which the Capitol Board of Directors believes reflects their belief in and commitment to the continued growth prospects of the combined company.
•Top Tier Sponsorship from PIPE Investors. Top-tier investors anchoring the PIPE Financing include both existing Capitol Stockholders and existing Doma Stockholders.
•Strong Capitalization to Execute on Growth Opportunity. The transaction will provide up to $501 million of cash proceeds to Doma’s balance sheet and will enable Doma to continue to invest in growth, market expansion, acquisitions and new products that extend the strategic advantage of its machine intelligence driven platform.
•Attractive Valuation. The Capitol Board of Directors believes Doma’s implied valuation following the Business Combination relative to the current valuations of comparable publicly traded companies in the Insurtech and Proptech sectors is favorable to Capitol.
The Capitol Board of Directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•Macroeconomic Risks. Macroeconomic uncertainty, including as it relates to COVID-19, could negatively affect the combined company’s results of operations.
•Benefits Not Achieved.
◦The potential benefits of the Transactions may not be fully achieved or may not be achieved within the expected timeframe.
◦Doma might not achieve its projected financial results.
•Limitations of Review. Capitol did not obtain a third-party valuation or fairness opinion in connection with the Business Combination, or any formal reports or presentations regarding Doma from any of its third-party financial advisors. In addition, Capitol’s senior management and outside counsel reviewed only certain materials in connection with their due diligence review of Doma.

•Harm to Doma’s Business.
◦There is a potential for diversion of management and employee attention during the period prior to completion of the Business Combination, which could result in potential negative effects on Doma’s business.
◦Despite the efforts of Capitol and Doma prior to the consummation of the Business Combination, Doma may lose key personnel, which could result in potential negative effects on Doma’s business.
•Minority Ownership. Capitol’s public stockholders will hold a minority share position in the post-merger company.
•Litigation. Litigation challenging the Business Combination could occur, or there could be an adverse judgment granting permanent injunctive relief that could enjoin consummation of the Business Combination.
•Fees and Expenses. There are substantial fees and expenses associated with completing the Business Combination.
•Potential Inability to Complete the Transactions.
◦The Merger Agreement prohibits Capitol from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Business Combination.
◦Capitol Stockholders may object to and challenge the Business Combination and take actions that may prevent or delay the consummation of the Business Combination, including to vote down the proposals at the special meeting or exercise their redemption rights.
◦Capitol may not obtain the proceeds of the PIPE Financing, resulting in Capitol being unable to retain sufficient cash in the Trust Account to meet the requirements of the Merger Agreement.
◦The Transactions are conditioned on the satisfaction of certain closing conditions that are not within Capitol’s control.
◦There are risks and costs to Capitol if the Business Combination is not completed, including the risk of liquidation.
•Post-Business Combination Corporate Governance. The parties have not entered into any agreement in respect of the composition of the board of directors of New Doma after the Closing, except for the parties’ respective rights to designate the initial director nominees. See “The Merger Agreement” for detailed discussions of the terms and conditions of the Merger Agreement. Furthermore, because the Doma Stockholders will collectively control shares representing a majority of New Doma’s total outstanding shares of common stock upon completion of the Business Combination, and because the board of directors of New Doma will be classified following the Closing pursuant to the terms of the Proposed Organizational Documents, the Doma Stockholders may be able to elect future directors and make other decisions (including approving certain transactions involving New Doma and other corporate actions) without the consent or approval of any of Capitol’s current stockholders, directors or management team. See “Charter Proposal” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.
•Interests of Capitol’s Sponsors, Directors and Officers. Capitol’s Sponsors, directors and officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of Capitol’s stockholders. See “—Interests of Capitol’s Sponsors, Directors and Officers in the Business Combination.”
•Other Risks. Various other risks associated with the business of Doma, as described in the section “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The foregoing discussion of material factors considered by the Capitol Board of Directors is not intended to be exhaustive but does sets forth the principal factors considered by the Capitol Board of Directors.
The Capitol Board of Directors concluded that the potential benefits that it expected Capitol and its stockholders to achieve as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. Accordingly, the Capitol Board of Directors unanimously determined that the Merger Agreement and the Transactions contemplated therein were advisable, fair to and in the best interests of the Capitol and its stockholders. The Capitol Board of Directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.
Certain Forecasted Financial Information for Doma
Doma provided Capitol with its internally prepared financial forecasts for each of the years in the three-year period ending December 31, 2023, which did not reflect the investment of proceeds from the Transactions. Doma also provided its internally prepared forecast for the year ending December 31, 2025, which incorporated the investment of proceeds from the transaction to accelerate growth. Neither Capitol nor Doma as a matter of course make public projections as to future sales, earnings or other results. However, in connection with the Business Combination, the management of Doma has prepared the prospective financial information set forth below to present the key elements of the forecasts provided to Capitol.
The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or GAAP, but, in the view of Doma’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best knowledge and belief of Doma’s management, the expected course of action and the expected future financial performance of Doma. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither Capitol’s nor Doma’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Forecasts may be materially different than actual results.
The accompanying prospective financial information includes financial measures that were not calculated in accordance with GAAP. Non-GAAP measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP results.
The financial forecasts reflect numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond Doma’s control, such as the risks and uncertainties contained in the sections of this proxy statement/prospectus “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” In developing the projected financial information, numerous material assumptions were made, in addition to the assumptions described above, with respect to Doma’s business for the periods covered by the financial projections, including assumptions regarding:
•continued growth through customer additions and wallet share gains in the strategic and enterprise channel, based on the value proposition of Doma Intelligence and market traction with existing customers;
•continued growth in the local channel by expanding into new geographies and leveraging Doma’s value proposition to gain share in existing markets;
•increased market share from less than 1% in 2020 to less than 5% in 2023 based on Doma’s internal estimates of total direct closed orders divided by forecasts for the total number of U.S. mortgages originated according to the Mortgage Bankers Association’s November 2020 forecast;

•continued reduction in labor costs per order on the Doma Intelligence platform, driving improved margins for Doma; and
•in the case of the 2025 forecast that includes the impact of the investment of the proceeds from the Transactions, Doma’s ability to generate a return on incremental sales and marketing investment and ability to acquire traditional title agencies and improve their margins by shifting their operations to Doma’s machine-learning platform and centralized operations team.
Although the assumptions and estimates on which the financial forecasts for revenue and costs are based are believed by Doma’s management to be reasonable and based on the best then-currently available information, the financial forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Doma’s control. While all forecasts are necessarily speculative, Doma believes that the prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the forecasts. The inclusion of the forecasted financial information in this proxy statement/prospectus should not be regarded as an indication that Capitol, Doma or any of their respective representatives considered or consider the forecasts to be a reliable prediction of future events.
The forecasts were requested by, and disclosed to, Capitol for use as a component in its overall evaluation of Doma and are included in this proxy statement/prospectus on that account. Doma has not warranted the accuracy, reliability, appropriateness or completeness of the forecasts to anyone, including to Capitol. Neither Capitol nor Doma, nor any of their respective management or representatives has made or makes any representation to any person regarding the ultimate performance of Doma or New Doma compared to the information contained in the forecasts, and none of them intends to or undertakes any obligation to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. New Doma will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.
The key elements of the financial forecasts provided to Capitol are summarized below. The financial forecasts for each of the years in the three-year period ending December 31, 2023 do not reflect the investment of proceeds from the Transactions. The financial forecast for the year ending December 31, 2025 reflects the investment of proceeds from the Transactions to accelerate growth. For a historical reconciliation of each of the measures described below to the most directly comparable measure as calculated under GAAP, please see the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Doma.”

	Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E
Retained premiums and fees(1)	$226	$319	$464
Adjusted gross profit(2)	89	171	307
Adjusted EBITDA(3)	(67)	(10)	89

Fiscal Year Ending December 31,
($ in millions)	2025E
Retained premiums and fees(1)	$1,000 – 1,500
Long-term adjusted EBITDA divided by retained premiums and fees target	35%
____________
(1)Doma defines retained premiums and fees as total revenue under GAAP, minus premiums retained by third-party agents.
(2)Doma defines adjusted Gross Profit as gross profit (loss) under GAAP, adjusted to exclude the impact of depreciation and amortization.
(3)Doma defines adjusted EBITDA as net income (loss) before interest, income taxes and depreciation and amortization, and further adjusted to exclude the impact of stock-based compensation, change in fair market value of convertible notes, transaction-related costs and COVID-related severance costs.

Comparable Company Analysis
Capitol’s management primarily relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to Doma following a business combination with Capitol, and this analysis was presented to the Capitol Board of Directors. The relative valuation analysis was based on publicly traded companies in the Insurtech and Proptech sectors, which were determined to be most comparable. The comparable companies the Capitol Board of Directors reviewed within the Insurtech sector were Lemonade, Inc. (“Lemonade”), Metromile, Inc. (“Metromile”) and Root, Inc. (“Root”). Within the Proptech sector, the Capitol Board of Directors reviewed Opendoor Technologies Inc. (“Opendoor”) and Redfin Corporation (“Redfin”). These companies were selected by Capitol as the publicly traded companies having businesses and growth prospects most similar to the combined company’s business in the broader Insurtech and Proptech sectors in the United States. However, the Capitol Board of Directors realized that no company was identical in nature to Doma. There are no publicly traded companies within the narrower industry of companies with a full stack technology platform serving the title insurance and escrow services sectors in the United States.
The Capitol Board of Directors reviewed, among other things, the enterprise values of the selected companies, enterprise values as a multiple of estimated gross profit for calendar years 2022 and 2023, projected gross profit margin for calendar year 2022 and projected gross profit growth rates for calendar year 2022.
The enterprise values, multiples, growth rates and margins for New Doma and the selected comparable companies are summarized in the table below:

Company ($ in millions)	Enterprise Value	EV/CY 2022 Gross Profit	EV/CY 2023 Gross Profit	2022 Gross Profit Margin	2022 Gross Profit Growth %
Lemonade	$7,387	78.5x	56.9x	54%	71%
Metromile	1,545	24.4x	10.7x	40%	99%
Root	3,202	21.9x	8.3x	28%	NM
Insurtech Median		24.4x	10.7x	40%	85%
Opendoor	$18,809	28.5x	20.4x	9%	92%
Redfin	8,104	21.6x	15.0x	24%	23%
Proptech Median		25.0x	17.7x	16%	58%
New Doma	$3,030	17.7x	9.9x	54%	91%
Note: Gross profit estimates for comparable companies are based on Wall Street research. Enterprise values for comparable companies are calculated using stock price data as of March 1, 2021—the day prior to the Capitol Board of Directors’ unanimous approval of the Business Combination—and balance sheet data as of December 31, 2020 (for Root and Redfin) or September 30, 2020 (for Lemonade, Metromile and Opendoor). New Doma’s enterprise value is based on 355.0 million fully diluted shares outstanding following the completion of the Business Combination assuming no redemptions, including net exercise shares from in-the-money vested options, net exercise shares from in-the-money replacement warrants and excluding Sponsor Covered Shares, multiplied by a $10.00 share price, (i) less estimated unrestricted cash on Doma’s balance sheet as of December 31, 2020, pro forma for the debt refinancing completed on January 29, 2021, (ii) plus the estimated debt on Doma’s balance sheet as of December 31, 2020, pro forma for the debt refinancing completed January 29, 2021, (iii) less the estimated net cash raised in the Transactions assuming no redemptions. New Doma’s metrics are based on forecasted adjusted gross profit for the calendar years 2022 and 2023. New Doma’s 2022 gross profit margin represents 2022 adjusted gross profit divided by 2022 retained premiums and fees.
The list of selected comparable companies encompasses the entire set of publicly traded Insurtech peers as of March 1, 2021. Each Insurtech peer is disrupting its respective insurance ecosystem through proprietary technology, with Lemonade in the renters and homeowners insurance space, Root in auto insurance and Metromile in pay-per-mile auto insurance. While the specific insurance products for the Insurtech companies may vary in certain respects—for example, in the timing of the premium payment (full amount up front for title insurance compared to annually for renters insurance)—fundamentally the business model is comparable. Similar to these companies, Doma is a licensed insurance company that accepts premiums based on its view of anticipated claims to be paid out in the future and uses proprietary technology to transform the underwriting process, product delivery and customer service, thereby disrupting the traditional insurance industry. Additionally, similar to these companies, Doma provides a consumer-centric product.
The list of selected comparable companies also includes the publicly traded Proptech peers in the home buying sector. Opendoor and Redfin are technology platforms disrupting the ecosystem of home buying and selling by redesigning a historically highly manual process and converting it into a more automated online consumer-friendly one. Doma is bringing that same technological change to the title industry, which is a necessary step in the evolution and digitization of the home purchase process.
Because of Doma’s similarities to the Insurtech and Proptech peers described above, the Company determined that a comparable company analysis to these peers was the most appropriate way to value Doma.
The median multiples for Insurtech companies were 24.4x and 10.7x for calendar years 2022 and 2023 gross profit, respectively. The median multiples for Proptech companies were 25.0x and 17.7x for calendar years 2022 and 2023 gross profit, respectively. Doma’s post-transaction enterprise value at $10.00 per share divided by forecasted adjusted gross profit is 17.7x and 9.9x for calendar years 2022 and 2023 gross profit, respectively.
Based on the review of these selected comparable publicly traded companies, the Capitol Board of Directors concluded that Capitol’s pro forma implied total enterprise value as a multiple of adjusted gross profit was below the similar benchmarks of such companies, while Capitol’s pro forma financial metrics were comparable or better than those of the comparable companies. This analysis supported the Capitol Board of Directors’ determination that the terms of the Business Combination were fair to and in the best interests of Capitol and its stockholders.
Satisfaction of 80% Test
As of March 2, 2021, the date of the execution of the Merger Agreement, the value of the assets held in the Trust Account was approximately $332.9 million (excluding approximately $12.1 million of deferred underwriting commissions) and 80% thereof represents approximately $266.3 million. In reaching its conclusion on the 80% fair market value test, the Capitol Board of Directors used, as a fair market value, an enterprise value of $2,906.4 million for Doma, which was implied based on the terms of the Transactions agreed to by parties in negotiating the Merger Agreement. This fair market value was implied based on (i) the $2,917.0 million common equity value consideration to the current Doma owners, minus (ii) $160.6 million of estimated unrestricted cash as of December 31, 2020, pro forma for the debt refinancing completed on January 29, 2021, plus (iii) $150.0 million of estimated debt as of December 31, 2020, pro forma for the debt refinancing completed January 29, 2021. The parties to the Merger Agreement considered factors such as Doma’s historical financial results, the future growth outlook and financial plan and valuations and trading of publicly traded companies in similar and adjacent sectors. The board determined that the consideration being paid in the merger, which amount was negotiated at arms-length, was fair to and in the best interests of Capitol and its stockholders and appropriately reflected Doma’s value. The Capitol Board of Directors based this conclusion on (i) a comparison of (a) the ratio of enterprise value over estimated 2022 adjusted gross profit of 17.0x for Doma (excluding additional growth potential from transaction proceeds), based on a $2,906.4 million enterprise value of Doma, to (b) the average enterprise value over estimated 2022 gross profit of 24.4x and 25.0x for the comparable companies within the Insurtech and Proptech sectors, respectively; (ii) a review of projections provided by Doma showing material compounded annual growth in retained premiums and fees and adjusted gross profit through 2023 (excluding additional growth potential from transaction proceeds) and additional growth potential through 2025 after investing proceeds from the Transactions, as described above in the section “—Certain Forecasted Financial Information for Doma”; and (iii) a range of qualitative and quantitative factors such as Doma’s full stack machine intelligence platform, Doma’s blue chip lender customers and partners, Doma’s management team, strong operating metrics and future growth opportunities.
The Capitol Board of Directors believes that because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of Doma met the 80% fair value test. Based on the fact that the $2,906.4 million fair market value of Doma as described above is in excess of the threshold of approximately $266.3 million, representing 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions), the Capitol Board of Directors determined that the fair market value of Doma was substantially in excess of 80% of the value of the assets held in the Trust Account (net of amounts previously disbursed to management for working capital purposes, if permitted, and excluding the amount of deferred underwriting discounts and commissions held in trust) and that the 80% fair value test was met.
Interests of Capitol’s Sponsors, Directors and Officers in the Business Combination
When you consider the recommendation of the Capitol Board of Directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsors and Capitol’s directors and officers have interests in such proposal that are different from, or in addition to, those of Capitol Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
•Prior to Capitol’s initial public offering, the Sponsors purchased 8,625,000 shares of Capitol Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.003 per share. As a result of the significantly lower investment per share of our Sponsors as compared with the investment per share of our public stockholders, a transaction that results in an increase in the value of the investment of the Sponsors may result in a decrease in the value of the investment of our public stockholders. In addition, if Capitol does not consummate a business combination by December 4, 2022 (or if such date is extended at a duly called special meeting, such later date), it would cease all operations except for the purpose of winding-up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, liquidating and dissolving, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 8,625,000 shares of Capitol Class B Common Stock owned by the Sponsors would be worthless because following the redemption of the public shares, Capitol would likely have few, if any, net assets. Furthermore, the Sponsors and Capitol’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any shares of Capitol Common Stock held by them, if Capitol fails to complete a business combination within the required period. Additionally, in such event, the 5,833,333 private placement warrants purchased by the Sponsors simultaneously with the consummation of Capitol’s initial public offering for an aggregate purchase price of $8,750,000 will also expire worthless. Capitol’s directors and executive officers, Mark D. Ein, L. Dyson Dryden, Alfheidur H. Saemundsson and Preston P. Parnell, also have a direct or indirect economic interest in such private placement warrants and in the 8,625,000 shares of Capitol Class B Common Stock owned by the Sponsors. The 8,625,000 shares of New Doma Common Stock into which the 8,625,000 shares of Capitol Class B Common Stock held by the Sponsors (without giving effect to the forfeiture or transfer of any Sponsor Covered Shares) will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $      million based upon the closing price of $      per public share on the NYSE on                    , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Doma Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Capitol believes such shares have less value. The 5,833,333 private placement warrants held by the Sponsors, if unrestricted and freely tradable, would have had an aggregate market value of $       million based upon the closing price of $      per public warrant on the NYSE on                     , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.
•Mark D. Ein, a current director of Capitol, is expected to be a director of New Doma after the consummation of the Business Combination. As such, in the future, Mr. Ein may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New Doma Board of Directors determines to pay to its non-employee directors.
•The Sponsors (including their respective representatives and affiliates) and Capitol’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Capitol. For example, Messrs. Ein and Dryden, each of whom serves as an officer and director of Capitol and is an affiliate of the Sponsors, have also recently incorporated Capitol VI and Capitol VII, each of which is a Delaware blank check company formed for the purpose of effecting their respective initial business combinations. Mr. Ein is the Chief Executive Officer and Chairman of the Board of Directors of each of Capitol VI and Capitol VII and Mr. Dryden is the President and Chief Financial Officer and a director of each of Capitol VI and Capitol VII, and three of Capitol’s other officers and directors are also officers or directors of each of Capitol VI and Capitol VII and owe fiduciary duties under the DGCL to each of Capitol VI and Capitol VII. Messrs. Ein and Dryden are also directors of BrightSpark, a Delaware blank check company formed for the purpose of effecting an initial business combination, and Alfheidur H. Saemundsson is chief financial officer of BrightSpark. The Sponsors and Capitol’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Capitol completing its initial business combination. Capitol’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Capitol, and the other entities to which they owe certain fiduciary or contractual duties, including Capitol VI, Capitol VII and BrightSpark. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Capitol’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Capitol, subject to applicable fiduciary duties under the DGCL. Capitol’s amended and restated certificate of incorporation provides that it renounces its interest in any corporate opportunity offered to any director or officer of Capitol unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Capitol and it is an opportunity that Capitol is able to complete on a reasonable basis.
•Capitol’s existing directors and officers will be eligible for continued indemnification and continued coverage under Capitol’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement.
•In order to protect the amounts held in the Trust Account, the Sponsors have agreed that they will be liable jointly and severally to Capitol if and to the extent any claims by a third party (other than Capitol’s independent public accountants) for services rendered or products sold to Capitol, or a prospective target business with which Capitol has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in value of the trust assets, less taxes payable, except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held the Trust Account (whether or not such waiver is enforceable), and except as to any claims under the indemnity of the underwriters of Capitol’s initial public offering against certain liabilities, including liabilities under the Securities Act.
•The Sponsors have advanced funds to Capitol for working capital purposes, amounting to $700,000 as of April 20, 2021. These outstanding advances have been documented in convertible promissory notes issued by Capitol to such lenders. Following the issuance of the convertible promissory notes, $270,000 remains under a funding commitment provided by the Sponsors in February 2021. In May 2021, the Sponsors committed to provide an additional $756,000 in loans. The loans are non-interest bearing, unsecured and due and payable in full on consummation of Capitol’s initial business combination. If Capitol does not complete its initial business combination within the required period, Capitol may use a portion of the working capital held outside the Trust Account to repay such advances and any other working capital advances made to Capitol, but no proceeds held in the Trust Account would be used to repay such advances and any other working capital advances made to Capitol, and such related party may not be able to recover the value it has loaned Capitol and any other working capital advances it may make. Up to $1,500,000 of such loans may be convertible into warrants of New Doma at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants.
•Capitol’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. However, if Capitol fails to consummate a business combination by December 4, 2022, they will not have any claim against the Trust Account for reimbursement. Accordingly, Capitol may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date.

•Pursuant to the Registration Rights Agreement, the Sponsors will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Doma Common Stock and warrants held by such parties following the consummation of the Business Combination.
The existence of financial and personal interests of one or more of Capitol’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of Capitol and its stockholders and what such director may believe is best for such director in determining to recommend that stockholders vote for the proposals. In addition, Capitol’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.
The personal and financial interests of the Sponsors, as well as Capitol’s directors and officers, may have influenced their motivation in identifying and selecting Doma as a business combination target, completing an initial business combination with Doma and influencing the operation of the business following the Business Combination. In considering the recommendations of the Capitol Board of Directors to vote for the proposals, its stockholders should consider these interests.
Board’s Recommendation
After careful consideration of the matters described above, particularly Doma’s proprietary technology, potential for growth and profitability, the experience of Doma’s management, Doma’s competitive positioning, its customer relationships, and operational capabilities, Capitol’s board determined unanimously that the Business Combination Proposals, each of the charter proposals, the director election proposal, the incentive plan proposal and the adjournment proposal, if presented, is fair to and in the best interests of Capitol and its stockholders. The Capitol Board of Directors has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” each of these proposals.
The foregoing discussion of the information and factors considered by Capitol’s board of directors is not meant to be exhaustive, but includes the material information and factors considered by Capitol’s board of directors.
Regulatory Matters
The Transactions are not subject to any federal or state regulatory requirement or approval, except for the filings with the State of Delaware necessary to effectuate the Transactions and the filing of required notifications and the expiration or termination of the required waiting periods under the HSR Act, which has already occurred.
Required Vote
The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the other proposals will not be presented to the stockholders for a vote.
Board’s Recommendation
THE CAPITOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CAPITOL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2.: THE CHARTER PROPOSAL
The Charter Proposal, if approved, will approve the adoption of the Proposed Certificate of Incorporation that will be in effect upon the closing of the Transactions. The following is a summary of the key changes effected by the Proposed Certificate of Incorporation, which is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation
•the name of the new public entity will be “Doma Holdings, Inc.” as opposed to “Capitol Investment Corp. V”;
•the public entity will have 2,000,000,000 authorized shares of common stock and 100,000,000 authorized shares of preferred stock, as opposed to Capitol having 450,000,000 shares of common stock, including 400,000,000 shares of Class A Common Stock and 50,000,0000 shares of Class B Common Stock, and 1,000,000 authorized preferred shares; and
•the Proposed Certificate of Incorporation does not include the various provisions applicable only to specified purpose acquisition corporations.
In the judgment of the Capitol Board of Directors, the Charter Proposal is desirable for the following reasons:
•The name of the new public entity is desirable to reflect the business combination with Doma and the combined business going forward.
•The greater number of authorized number of shares of capital stock is desirable for Capitol to have sufficient shares to issue to the holders of common stock and warrants of Capitol and Doma to complete the business combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits (neither of which are currently contemplated).
•The provisions that relate to the operation of Capitol as a blank check company prior to the consummation of its initial business combination and would not be applicable after the business combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).
Notwithstanding the foregoing, authorized but unissued shares of common and preferred stock may enable the Capitol Board of Directors to render it more difficult or to discourage an attempt to obtain control of Capitol and thereby protect continuity of or entrench its management, which may adversely affect the market price of Capitol’s securities. If, in the due exercise of its fiduciary obligations, for example, the Capitol Board of Directors were to determine that a takeover proposal were not in the best interests of Capitol, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable Capitol to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Capitol currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.
Under the Merger Agreement, the approval of the Charter Proposal is a condition to the adoption of the Business Combination Proposal and vice versa. Accordingly, if the Business Combination Proposal is not approved, the Charter Proposal will not be presented at the Special Meeting.
A copy of the Proposed Certificate of Incorporation and Proposed Bylaws, as will be in effect assuming approval of the Charter Proposal and upon consummation of the Business Combination and filing with the Delaware

Secretary of State, is attached to this proxy statement/prospectus as Annex B and included as Exhibit 3.4, respectively.
Required Vote
Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Capitol Common Stock, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
Board’s Recommendation
THE CAPITOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CAPITOL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.
The existence of financial and personal interests of one or more of Capitol’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Capitol and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section “The Business Combination Proposal—Interests of Capitol Directors and Officers in the Business Combination” for a further discussion

PROPOSAL NO. 3: THE ADVISORY CHARTER PROPOSALS
In connection with the Business Combination, Capitol is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Certificate of Incorporation. These proposals are being presented in accordance with SEC guidance and will be voted upon on an advisory basis, and are not binding on Capitol or the Capitol Board of Directors (separate and apart from the approval of the Charter Proposal). In the judgment of the Capitol Board of Directors, these provisions are necessary to adequately address the needs of the post-Business Combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal).
•Advisory Charter Proposal A – the name of the new public entity will be “Doma Holdings, Inc.” as opposed to “Capitol Investment Corp. V”;
•Advisory Charter Proposal B – the public entity will have 2,000,000,000 authorized shares of common stock and 100,000,000 authorized shares of preferred stock, as opposed to Capitol having 450,000,000 shares of common stock, including 400,000,000 shares of Class A Common Stock and 50,000,0000 shares of Class B Common Stock, and 1,000,000 authorized preferred shares; and
•Advisory Charter Proposal C – the Proposed Certificate of Incorporation does not include the various provisions applicable only to specified purpose acquisition corporations.
In the judgment of the Capitol Board of Directors, the Advisory Charter Proposals are desirable for the following reasons:
•The name of the new public entity is desirable to reflect the business combination with Doma and the combined business going forward.
•The greater number of authorized number of shares of capital stock is desirable for Capitol to have sufficient shares to issue to the holders of common stock and warrants of Capitol and Doma to complete the business combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits (neither of which are currently contemplated).
•The provisions that relate to the operation of Capitol as a blank check company prior to the consummation of its initial business combination and would not be applicable after the business combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).
Notwithstanding the foregoing, authorized but unissued shares of common and preferred stock may enable the Capitol Board of Directors to render it more difficult or to discourage an attempt to obtain control of Capitol and thereby protect continuity of or entrench its management, which may adversely affect the market price of Capitol’s securities. If, in the due exercise of its fiduciary obligations, for example, the Capitol Board of Directors were to determine that a takeover proposal were not in the best interests of Capitol, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable Capitol to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Capitol currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of the Proposed Certificate of Incorporation and Proposed Bylaws, as will be in effect assuming approval of the Charter Proposals and upon consummation of the business combination and filing with the Delaware Secretary of State, is attached to this proxy statement/prospectus as Annex B.
Required Vote
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by the Capitol Stockholders present in person or represented by proxy at the Capitol Special Meeting.
Board’s Recommendation
THE CAPITOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CAPITOL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER PROPOSALS.
The existence of financial and personal interests of one or more of Capitol’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Capitol and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section “The Business Combination Proposal—Interests of Capitol Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 4: THE STOCK ISSUANCE PROPOSAL
In connection with the Business Combination, we intend to effect the issuance of shares of New Doma Common Stock to the stockholders of Doma pursuant to the Merger Agreement, as well as shares of New Doma Common Stock to the PIPE Investors in connection with the PIPE Financing, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing
General
We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.
Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of Capitol Class A Common Stock issuable pursuant to the Merger Agreement could represent greater than 20% of the number of shares of Capitol Class A Common Stock before such issuance and could result in a change of control of Capitol. As a result, stockholder approval of the issuance of shares Capitol Common Stock issuable pursuant to the Merger Agreement is required under the NYSE regulations.
Required Vote
If the Business Combination Proposal is not approved, the Stock Issuance Proposal will not be presented at the Capitol Special Meeting. The approval of the Stock Issuance Proposal requires the majority of the votes cast by the Capitol Stockholders present in person or represented by proxy at the Capitol Special Meeting.
The Business Combination is conditioned upon the approval of the Stock Issuance Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Stock Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.
Board’s Recommendation
THE CAPITOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CAPITOL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of Capitol’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Capitol and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section “The Business Combination Proposal—Interests of Capitol Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 5: THE INCENTIVE PLAN PROPOSAL
Overview
Assuming that the business combination is approved, our stockholders are also being asked to approve and adopt the Doma Holdings, Inc. Omnibus Incentive Plan (the “Incentive Plan”). The number of shares of New Doma Common Stock that may be subject to awards granted under the Incentive Plan was determined to be is             , which will automatically increase commencing on January 1, 2022 through January 1, 2031, by the least of (i) 5% of the total number of shares of all classes of our common stock outstanding on December 31 of the immediately preceding fiscal year and (ii) such smaller number of shares of our common stock as determined by the board of directors in its discretion. The Capitol Board of Directors has approved the Incentive Plan, subject to receiving stockholders approval. A summary of the principal features of the Incentive Plan is provided below. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the complete text of the Incentive Plan. A copy of the Incentive Plan has been filed with the SEC with this proxy statement/prospectus as Annex C. If the Business Combination closes and the Incentive Plan is approved by our stockholders, the Incentive Plan will be administered by the New Doma Board of Directors or the compensation committee thereof, as applicable (the “Committee”), which will have the authority to make awards under the Incentive Plan.
If the Incentive Plan is not approved by stockholders, we will be unable to make equity grants to our employees, consultants and directors, and therefore we will be at a significant competitive disadvantage in attracting, retaining and motivating talented individuals who contribute to our success.
Considerations for the Approval of the Incentive Plan
The Incentive Plan incorporates corporate governance best practices to align our equity compensation program with the interests of our stockholders. Certain of the corporate governance best practices included in our Incentive Plan are as follows:

✔
No repricings. Repricing of stock options and stock appreciation rights (“SARs”) is not permitted without stockholder approval, except for adjustments with respect to certain specified extraordinary corporate transactions.

✔
No “liberal” change in control definition. The change in control definition under the Incentive Plan is only triggered in those instances where an actual change in control occurs, such as a 50% or greater change in beneficial ownership (see “Change in Control,” below).

✔	Clawback of awards. The Incentive Plan provides that awards granted thereunder are subject to any clawback or recoupment policies that we have in effect from time to time.
Summary of the Incentive Plan
Purpose
The purpose of the Incentive Plan is to enable us to offer our employees, directors and other individual service providers long-term equity-based incentives, thereby attracting, retaining and rewarding such individuals, and strengthening the mutuality of interests between such individuals and our stockholders.
Eligibility
Our employees, non-employee directors, individual consultants, advisors and other service providers are eligible to receive awards under the Incentive Plan based on the Committee’s determination, in its sole discretion, that an award to such individual will further the Incentive Plan’s stated purpose (as described above). Awards of incentive stock options will be limited to our employees or employees of certain of our affiliates. As of March 15, 2021, there are approximately 1,230 employees and 35 individual consultants, directors, advisers and other service providers eligible to receive awards under the Incentive Plan.

Authorized Shares
Subject to adjustment (as described below), the number of shares of New Doma Common Stock that may be subject to awards granted under the Incentive Plan is            . The number of shares of New Doma Common Stock reserved for issuance under the Incentive Plan will automatically increase commencing on January 1, 2022 through January 1, 2031, by the least of (i) 5% of the total number of shares of all classes of New Doma Common Stock outstanding on December 31 of the immediately preceding fiscal year and (ii) such smaller number of shares of New Doma Common Stock as determined by the board of directors in its discretion. If an award expires or is canceled or forfeited, or is otherwise settled without the issuance of shares, the shares covered by the award will again be available for issuance under the Incentive Plan. Shares tendered or withheld to pay or satisfy the exercise price of a stock option or SAR or to pay taxes in respect of any stock option or SAR, will again be available for issuance under the Incentive Plan. Shares underlying replacement awards (i.e., awards granted as replacements for awards granted by a company that we acquire or with which we combine) will not reduce the number of shares available for issuance under the Incentive plan. Notwithstanding the foregoing, the maximum number of shares of New Doma Common Stock that may be subject to incentive stock options granted under the Incentive Plan is             . The Incentive Plan limits non-employee director compensation, including cash fees and incentive equity awards (based on their grant-date fair value), to a maximum of $750,000 per calendar year in respect of their service as non-employee directors. The limitation on non-employee director compensation applies beginning the first calendar year following the effective date of the Incentive Plan.
Administration
The Incentive Plan is administered by the Committee. The Committee (or its delegate) has authority under the Incentive Plan to:
•designate participants;
•determine the types of awards to grant, the number of shares to be covered by awards, the terms and conditions of awards, the circumstances under which awards may be canceled, forfeited or suspended, and whether awards may be deferred;
•amend the terms of any outstanding awards;
•correct any defect, supply any omission or reconcile any inconsistency in the Incentive Plan or any award agreement, in the manner and to the extent it shall deem desirable to carry the Incentive Plan into effect;
•interpret and administer the Incentive Plan and any instrument or agreement relating to, or award made under, the Incentive Plan; and
•make any other determination and take any other action that it deems necessary or desirable to administer the Incentive Plan, in each case, as it deems appropriate for the proper administration of the Incentive Plan and compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.
The Committee may delegate some or all of its authority under the Incentive Plan, to the extent permitted by applicable law, to (i) one or more of our officers (except that such delegation will not be applicable to grant awards to a person then covered by Section 16 of the Exchange Act) and (ii) one or more committees of the board of directors.
Types of Awards
The Incentive Plan provides for grants of stock options (both nonqualified and incentive stock options), SARs, restricted stock, restricted stock units, performance awards and other cash-based and other stock-based awards. Any award may be granted alone or in tandem with other awards, and may be granted in addition to, or in substitution for, other types of awards.

Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option will be determined by the Committee, except with respect to substitute awards and may not be less than the fair market value of a share of New Doma Common Stock on the grant date. The Committee will determine the date after which each stock option may be exercised, the method and form by which each option is to be exercised, and the expiration date of each option, provided that no option will be exercisable more than ten years after the grant date. Options intended to be incentive stock options under Section 422 of the Code may not be granted to any person who is not an employee of us or of any parent or subsidiary, as defined in Section 424 of the Code. There have not yet been any options granted under the Incentive Plan, and so there are no options currently outstanding under the Incentive Plan.
Stock Appreciation Rights. Stock appreciation rights (“SARs”) represent a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share from the grant date. The per-share exercise or hurdle price per share will be determined by the Committee and, except with respect to substitute awards, may not be less than the fair market value of a share of New Doma Common Stock on the grant date.
Restricted Stock. Restricted stock is an award of shares that are subject to restrictions on transfer and a substantial risk of forfeiture. Recipients of restricted stock generally have the rights and privileges of a stockholder, including the right to vote such shares of restricted stock and to receive dividends; however, the right to receive dividends may be subject to the vesting restrictions applicable to the associated restricted stock.
Restricted Stock Units. A restricted stock unit award is a right to receive a specified number of shares of New Doma Common Stock (or the fair market value thereof in cash, other property or any combination thereof, as determined by the Committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by the Committee, consistent with the terms of the Incentive Plan. The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of New Doma Common Stock subject to the award; however, the right to receive dividends may be subject to the vesting restrictions applicable to the associated restricted stock unit. Prior to the settlement of a restricted stock unit award in New Doma Common Stock, the award recipient will have no rights or privileges as a stockholder of us with respect to New Doma Common Stock subject to the award.
Performance Awards. Performance awards, which may be denominated in cash, shares or units (including restricted stock units) (or a combination thereof), will be earned on the satisfaction of performance goals specified by the Committee. With respect to any performance award that becomes settled in New Doma Common Stock upon achievement or satisfaction of the applicable performance conditions, prior to such settlement the award recipient will have no rights or privileges as a stockholder of us with respect to New Doma Common Stock subject to the award.
Other Cash-Based and Other Stock-Based Awards. The Committee is authorized to grant other cash-based and other stock-based awards that are payable in cash or New Doma Common Stock (or a combination thereof), and may be granted either independently or as an element of or supplement to any other award under the Incentive Plan. Other stock-based awards are valued in whole or in part by reference to New Doma Common Stock, including restricted stock units, phantom stock and similar units.
Adjustments
In the event the Committee determines that, as a result of any extraordinary dividend or other extraordinary distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of shares of New Doma Common Stock or other securities, or other similar corporate transaction or event affecting New Doma Common Stock or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan, the Committee will, in a manner determined in the Committee’s sole discretion, and to the extent determined appropriate by the Committee, adjust equitably any or all of: (i) the number and type of shares or other securities that thereafter may be made the subject of awards, including the aggregate limit under the Incentive Plan; (ii) the number and type of shares or other securities subject to outstanding awards; (iii) the grant, purchase, exercise or hurdle price for any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award; and (iv) the terms and conditions of any outstanding awards, including the performance criteria of any performance awards.
Change in Control
In the event of a “change in control” (as described below and as defined in the Incentive Plan), except as otherwise provided in the applicable award agreement, the Committee may provide for:
•continuation or assumption of outstanding awards under the Incentive Plan by us (if we are the surviving corporation) or by the successor or surviving corporation or its parent;
•substitution or replacement of any outstanding award by the successor or surviving entity or its parent for a cash payment, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving entity (or a parent or subsidiary thereof);
•acceleration of the vesting (including the lapse of any restriction) and exercisability of outstanding awards, in each case, either (i) immediately prior to or as of the date of the change in control, (ii) upon a participant’s involuntary termination of service on or within a specified period following the change in control, or (iii) upon the failure of the successor or surviving corporation (or its parent) to continue or assume such outstanding awards;
•in the case of a performance award, determination of the level of attainment of the applicable performance conditions; and
•cancellation of outstanding awards under the Incentive Plan in consideration of a payment, with the form, amount and timing of such payment to be determined by the Committee in its sole discretion, provided that (i) such payment is made in cash, securities, rights and/or other property, (ii) the amount of such payment equals the value of the award, as determined by the Committee in its sole discretion (provided that the Committee may cancel out-of-the-money options or SARs for no consideration) and (iii) such payment will be made promptly following the change in control, in compliance with Section 409A of the Code.
A “change in control” under the Incentive Plan generally means (i) the acquisition of 50% or more of New Doma Common Stock or combined voting power of voting securities; (ii) a change in the composition of New Doma’s board of directors such that, during any 12-month period, the individuals who as of the beginning of such period constitute our board of directors cease for any reason to constitute at least 50% of New Doma’s board of directors (provided that any individual becoming a member of New Doma’s board of directors after the beginning of such 12-month period whose election or nomination for election by our stockholders was approved by a vote of at least a majority of the directors immediately prior to the date of such appointment or election will be considered as though such individual were a member of our board of directors at the beginning of such 12-month period); (iii) New Doma’s merger or consolidation with another entity after which New Doma’s voting securities outstanding immediately prior to such transaction do not continue to represent 50% or more of the total voting power of New Doma’s stock or of the surviving entity or parent entity thereof (if we are not the surviving entity in such merger or consolidation); or (iv) a disposition of all or substantially all of our assets.
Amendment and Termination
The New Doma Board of Directors may amend, modify, suspend, discontinue or terminate the Incentive Plan (or any portion thereof) at any time. However, no such action may, without the consent of the participant, materially adversely affect the rights of such participant under any award previously granted (other than to apply with applicable law or to impose any clawback or recoupment provisions on any awards). Additionally, no such action may be made without New Doma’s stockholder approval, if such approval is required by applicable law or by the rules of the stock market or exchange on which our common stock are principally quoted or traded (including the NYSE). No award may be granted pursuant to the Incentive Plan after the tenth anniversary of the date on which the Incentive Plan was approved by our stockholders.

Prohibition on Repricing
Subject to the adjustment provision described above, the Committee may not directly or indirectly, through cancellation or re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant without approval of our stockholders.
Cancellation or “Clawback” of Awards
The Committee may, to the extent permitted by applicable law and stock exchange rules or by any of our policies (including any recoupment policy we may adopt from time to time or pursuant to the recoupment provisions in any award agreement), cancel or require reimbursement of any awards granted, shares issued or cash received upon the vesting, exercise or settlement of any awards granted under the Incentive Plan or the sale of shares underlying such awards.
Term
No award will be granted under the Incentive Plan on the earliest to occur of (i) ten years after the date on which the Business Combination is consummated, (ii) upon the maximum number of shares of common stock available for issuance under the Incentive Plan having been issued or (iii) by the board of directors at its discretion (and in accordance with the terms of the Incentive Plan).
U.S. Federal Income Tax Consequences of Equity Awards
The following is a general summary under current law of certain United States federal income tax consequences to us and participants who are citizens or individual residents of the United States relating to awards granted under the Incentive Plan. This summary deals with the general tax principles that apply to such awards and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. This summary is not tax advice and it does not discuss all aspects of federal taxation that may be relevant to us and participants. Accordingly, we urge each participant to consult his or her own tax advisor as to the specific tax consequences of participation in the Incentive Plan under federal, state, local and other applicable laws. In addition, we may be subject to limits on tax deductibility relating to compensation described herein under certain statutory provisions, including Sections 162(m) and 280G of the Code.
Non-Qualified Stock Options
A non-qualified stock option is an option that does not meet the requirements of Section 422 of the Code. A participant generally will not recognize taxable income when granted a non-qualified stock option. When the participant exercises the stock option, he or she generally will recognize taxable ordinary income equal to the excess of the fair market value of the shares received on the exercise date over the aggregate exercise price of the shares. The participant’s tax basis in the shares acquired on exercise of the option will be increased by the amount of such taxable income. We generally will be entitled to a corresponding federal income tax deduction. When the participant sells the shares acquired on exercise, the participant generally will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them.
Incentive Stock Options
An incentive stock option (or “ISO”) is an option that meets the requirements of Section 422 of the Code. A participant will not have taxable income when granted an ISO or when exercising an ISO. If a participant exercises an ISO and does not dispose of the shares until the later of two years after the grant date and one year after the exercise date, the entire gain, if any, realized when the participant sells the shares will be taxable as long-term capital gain. However, even though a participant will not have taxable income when exercising an ISO, the exercise of an ISO is taken into account for purposes of determining whether the participant has any alternative minimum tax liability (described below). We generally will not be entitled to a corresponding federal income tax deduction.
If a participant disposes of the shares received upon exercise of an ISO within the one-year or two-year periods described above, it will be considered a “disqualifying disposition.” Under such circumstances, the participant generally will realize ordinary income in the year of the disposition, and we generally will be entitled to a corresponding federal income tax deduction. The amounts of the participant’s ordinary income and our deduction will equal the excess of the lesser of the amount, if any, realized on the disposition and the fair market value of the shares on the exercise date over the aggregate exercise price of the ISO. Any additional gain or loss that the participant realizes on the disposition will be long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them.
If a participant exercises an ISO more than three months after the participant’s employment with us terminates, the option will be treated as a non-qualified stock option for federal income tax purposes. If a participant is disabled and terminates employment because of his or her disability, the three-month period is extended to one year. The three-month period does not apply in the case of a participant’s death.
SARs
A participant does not recognize income at the time a SAR is granted. A participant will recognize income at the time cash or stock representing the amount of the appreciation is transferred to the participant pursuant to exercise of a SAR. The amount of income will equal the amount of cash or fair market value of shares paid or transferred to the participant and will be ordinary income. We generally will be entitled to a corresponding federal income tax deduction.
Restricted Stock
Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant generally will not recognize income, and we generally will not be entitled to a corresponding federal income tax deduction at the time restricted stock is granted. When the restrictions lapse, the participant generally will recognize ordinary income equal to the fair market value of the shares as of that date, less any amount paid for the restricted stock, and we generally will be entitled to a corresponding federal income tax deduction at that time. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, the participant generally will recognize ordinary income as of the date of grant equal to the fair market value of the common stock as of that date, less any amount the participant paid for the restricted stock, and we generally will be entitled to a corresponding federal income tax deduction at that time. Any future appreciation in the shares generally will be taxable to the participant at capital gains rates. However, if the restricted stock is later forfeited, the participant generally will not be able to recover the tax previously paid pursuant to his Section 83(b) election.
Registration with the SEC
If our stockholders approve the Incentive Plan, we plan to file a registration statement on a Form S-8 with the SEC, as soon as reasonably practicable after becoming eligible to use such form, to register the shares available for issuance under the Incentive Plan.
New Plan Benefits
As described above, the Committee, in its discretion, will select the participants who receive awards and the size and types of those awards under the Incentive Plan, if the Incentive Plan is approved by our stockholders. Therefore, the awards (or associated benefits or amounts) that will be made to particular individuals or groups of individuals in the future under the Incentive Plan are not currently determinable.
Equity Compensation Plan Information
Capitol did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of March 31, 2021.
Required Vote
The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Special Meeting and a broker non-vote will have no effect on the outcome of the Incentive Plan Proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal. The Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal. If the Business Combination Proposal, the Charter Proposal or the Stock Issuance Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by Capitol Stockholders.
Board’s Recommendations
THE CAPITOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CAPITOL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 6: THE ESPP PROPOSAL
Overview
Assuming that the business combination is approved, our stockholders are also being asked to approve and adopt the Doma Holdings, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). In designing the ESPP, the anticipated future equity needs were considered, and a total of              shares of New Doma Common Stock will be reserved for issuance under the ESPP, which will automatically increase commencing on January 1, 2022 through January 1, 2031, by the least of (i) 1% of the total number of shares of all classes of our common stock outstanding on December 31 of the immediately preceding calendar year and (ii) such smaller number of shares of our common stock as determined by the board of directors in its discretion. The Capitol Board of Directors has approved the ESPP, subject to receiving stockholder approval. A summary of the principal features of the ESPP is provided below. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the complete text of the ESPP. A copy of the ESPP has been filed with the SEC with this proxy statement/prospectus as Annex D. If the Business Combination closes and the ESPP is approved by our stockholders, the ESPP will be administered by the compensation committee or the board of directors, as applicable, which will have the authority to make awards under the ESPP.
If the ESPP is not approved by stockholders, we will be unable to provide a means by which our employees will be given an opportunity to purchase shares of New Doma Common Stock, and therefore we will be at a significant competitive disadvantage in attracting, retaining and motivating talented individuals who contribute to our success.
Purpose
The purpose of the ESPP is to provide a means by which our employees may be given an opportunity to purchase shares of New Doma Common Stock, to assist us in retaining the services of our employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for our success. The ESPP includes two components: (i) one component (the “423 Component”) is designed to allow eligible U.S. employees to purchase shares of New Doma Common Stock in a manner that is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code, and (ii) the other component (the “Non-423 Component”) provides for purchase rights which do not by operation of law qualify for such favorable tax treatment to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. Any Non-423 Component will operate and be administered in the same manner as the 423 Component unless otherwise required under applicable foreign laws.
Administration
Unless otherwise determined by our board of directors, the compensation committee will administer the ESPP. The compensation committee has the power, subject to the provisions of the ESPP, to construe and interpret both the ESPP and the rights granted under it; to determine when and how rights to purchase New Doma Common Stock will be granted and the provisions of each offering of such rights (which need not be identical); to designate whether employees of our subsidiary companies will be eligible to participate in the ESPP; to adopt sub-plans or special rules applicable to participants in particular designated subsidiaries or locations, which special rules may be designed to be outside the scope of Section 423 of the Internal Revenue Code and under the Non-423 Component; and to amend, suspend or terminate the ESPP.
Shares Subject to the ESPP
Subject to adjustment for certain changes in our capitalization, the maximum number of shares of New Doma Common Stock that may be issued pursuant to rights granted under the ESPP is            shares. The number of shares of New Doma Common Stock reserved for issuance under the ESPP will automatically increase on the first day of each calendar year during the term of the ESPP, commencing on January 1, 2022 through January 1, 2031, by the least of (i)           shares of New Doma Common Stock, (ii) 1% of the total number of shares of all classes of New Doma Common Stock outstanding on December 31 of the immediately preceding calendar year, or (iii) such smaller number of shares of New Doma Common Stock as determined by New Doma Board of Directors. If any rights granted under the ESPP terminate without being exercised in full, the shares of common stock not purchased under such rights shall again become available for issuance under the ESPP. The shares of common stock issuable under the ESPP will be shares of authorized but unissued or reacquired common stock, including shares repurchased by us on the open market.
Offerings
The ESPP will be implemented by offerings of rights to purchase shares of New Doma Common Stock to all eligible employees. The compensation committee will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months, and the terms and conditions of each offering period will be set forth in an offering document. The compensation committee may establish separate offerings which vary in terms (although not inconsistent with the provisions of the ESPP or the requirements of applicable laws). Each offering period will have one or more purchase dates, as determined by the compensation committee prior to the commencement of the offering period. The compensation committee has the authority to alter the terms of an offering prior to the commencement of the offering period, including the duration of subsequent offering periods. When an eligible employee elects to join an offering period, he or she is granted a right to purchase shares of New Doma Common Stock on each purchase date within the offering period. On the purchase date, all contributions collected from the participant are automatically applied to the purchase of New Doma Common Stock, subject to certain limitations (which are described further below under “—Eligibility”).
Eligibility; Broad-Based Participation
Any individual who is employed by us (or by any of our subsidiary companies if such company complies with Section 423 and is designated by the compensation committee as eligible to participate in the ESPP) may participate in offerings under the ESPP, provided such individual has been employed by us (or our subsidiary, if applicable) for such continuous period preceding the first day of the offering period as the compensation committee may require, but in no event may the required period of continuous employment be equal to or greater than two years. In addition, the compensation committee may provide that an employee will not be eligible to be granted purchase rights under the ESPP unless such employee is customarily employed for more than 20 hours per week and five months per calendar year. The compensation committee may also provide in any offering that certain of our employees who are “highly compensated” as defined in the Internal Revenue Code are not eligible to participate in the ESPP. Our non-employee directors will not be eligible to participate in the ESPP.
No employee will be eligible to participate in the ESPP if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any of our subsidiary companies, including any stock which such employee may purchase under all outstanding purchase rights and options. In addition, no employee may purchase more than $25,000 worth of New Doma Common Stock (determined based on the fair market value of the shares at the time such rights are granted) in each calendar year during which such rights are outstanding.
As of March 15, 2021, approximately 1,230 employees would have been eligible to participate in the ESPP.
Participation in the ESPP; Limits on Employee Contributions
An eligible employee may enroll in the ESPP by delivering to us, prior to the date selected by the compensation committee as the beginning of an offering period, an agreement authorizing contributions in the form of payroll deductions which must equal a whole percentage (and which may not be less than 1%) of such employee’s earnings (as defined in the ESPP) during the offering period and which may not exceed the maximum amount specified by the compensation committee, but in any case, which may not exceed 15% of such employee’s earnings during the offering period. Each participant will be granted a separate purchase right for each offering in which he or she participates. Unless an employee’s participation is discontinued, his or her purchase right will be exercised automatically at the end of each purchase period at the applicable purchase price.
Purchase Price and Limits; Payroll Deductions
The purchase price per share at which shares of New Doma Common Stock are sold on each purchase date during an offering period will not be less than the lower of (i) 85% of the fair market value of a share of New Doma

Common Stock on the first day of the offering period or (ii) 85% of the fair market value of a share of New Doma Common Stock on the purchase date.
The purchase of shares during an offering period generally will be funded by a participant’s payroll deductions accumulated during the offering period. A participant may decrease his or her rate of contributions, as determined by the compensation committee and set forth in the offering document. All contributions made for a participant are credited to his or her account under the ESPP and deposited with our general funds. No participant will be permitted to purchase, with respect to each offering period, more than 5,000 shares of New Doma Common Stock, subject to adjustment for certain changes in our capitalization.
In connection with each offering made under the ESPP, the compensation committee may specify (i) a maximum number of shares of New Doma Common Stock that may be purchased by any participant on any purchase date pursuant to such offering, which, in any case, may not exceed 15% of such employee’s eligible earnings during the offering period, (ii) a maximum aggregate number of shares of New Doma Common Stock that may be purchased by all participants pursuant to such offering, and/or (iii) a maximum aggregate number of shares of New Doma Common Stock that may be purchased by all participants on any purchase date pursuant to such offering. If the aggregate purchase of shares of New Doma Common Stock issuable upon exercise of purchase rights granted under such offering would exceed any such maximum aggregate number, then the compensation committee will make a pro rata allocation of available shares in a uniform and equitable manner.
Withdrawal; Termination of Employment; Restrictions on Transfer
Participants may withdraw from a given offering by delivering a withdrawal form to us and terminating their contributions. Such withdrawal may be elected generally at any time prior to the end of an offering (but no later than one week prior to the end of the applicable offering period), except as otherwise provided by the compensation committee and set forth in the offering document. Upon such withdrawal, we will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in subsequent offerings under the ESPP.
A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by us or any of our subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, we will distribute to the participant his or her accumulated but unused contributions without interest.
Rights granted under the ESPP are not transferable except by will, by the laws of descent and distribution, or if permitted by us, by a beneficiary designation. During a participant’s lifetime, such rights may only be exercised by the participant.
Changes in Capitalization and Effect of Certain Corporate Transactions
In the event the Committee determines that, as a result of any extraordinary dividend or other extraordinary distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other securities, or other similar corporate transaction or event affecting our Class A common stock or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan, the Committee will, in a manner determined in the Committee’s sole discretion, and to the extent determined appropriate by the Committee, adjust equitably any or all of: (i) the type and maximum number of securities subject to the ESPP; (ii) the class(es) and number of securities subject to, and the purchase price applicable to, outstanding purchase rights; and (iii) the class(es) and number of securities that are the subject of any purchase limits under each ongoing offering.
In the event of a corporate transaction (as defined in the ESPP and described above), (i) any surviving or acquiring corporation (or its parent company) may assume or continue outstanding purchase rights granted under the ESPP or may substitute similar rights (including a right to acquire the same consideration paid to the stockholder in the corporate transaction) for such outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such outstanding purchase rights or does not substitute similar rights for such outstanding purchase rights, then the participants’ accumulated contributions will be used to purchase shares of New Doma Common Stock under such purchase rights, and such purchase rights and the ESPP will terminate immediately after such purchase.
Duration, Amendment and Termination
The compensation committee may amend, suspend or terminate the ESPP at any time. However, for certain capitalization adjustments, any such amendment must be approved by our stockholders if such approval is required by applicable law, including any listing requirements. Stockholder approval is required for the following amendments: (i) to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the ESPP (other than upon certain specified adjustments), (ii) to change the corporations or classes of corporations whose employees may be granted rights under the ESPP, or (iii) to change the ESPP in any manner that would cause the 423 Component to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code. Upon termination of the ESPP, each participant’s balance will be refunded as soon as practicable without interest.
Any outstanding purchase rights granted before an amendment or termination of the ESPP will not be materially impaired by any such amendment or termination, except (i) with the consent of the employee to whom such purchase rights were granted, (ii) as necessary to comply with applicable laws, including any listing requirements or governmental regulations (including Section 423 of the Code), or (iii) as necessary to obtain or maintain favorable tax, listing or regulatory treatment.
Notwithstanding anything in the ESPP or any offering to the contrary, the compensation committee will be entitled to: (i) change the offering periods, (ii) limit the frequency and/or number of changes in amounts withheld from employee earnings during an offering period, (iii) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, if applicable; (iv) permit contributions in excess of the amount designated by a participant to adjust for delays or mistakes in processing of properly completed contribution elections; (v) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of common stock for each participant properly correspond with that participant’s contributions; and (vi) establish other limitations or procedures as the compensation committee determines in its sole discretion advisable that are consistent with the ESPP; provided in each case that such actions qualify under and/or comply with Section 423 of the Code.
Federal Income Tax Information
The following is a summary of the principal United States federal income tax consequences to participants and us with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of New Doma Common Stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.
The ESPP, and the rights of participant employees to make purchases thereunder, qualify for treatment under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of.
Upon sale or other disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the holding period. If the shares are sold or otherwise disposed of more than two years from the first day of the relevant offering period (and more than one year from the date the shares are purchased), then the participant generally will recognize ordinary income measured as the lesser of:
(i)the excess of the fair market value of the common stock at the time of such sale or disposition over the purchase price of such shares, or
(ii)an amount equal to 15% of the fair market value of the shares as of the first day of the applicable offering period.
Any additional gain should be treated as long-term capital gain. If the shares are held for at least the holding periods described above but are sold for a price that is less than the purchase price, there will be no ordinary income and the difference will be a long-term capital loss. We will not be entitled to an income tax deduction with respect to the grant or exercise of a right to purchase our shares, or the sale of such shares by a participant, where such participant holds such shares for at least the holding periods described above.
Any sale or other disposition of shares before the expiration of the holding periods described above will be a “disqualifying disposition,” and the participant will recognize ordinary income at the time of such disposition generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price, and we will be entitled to an income tax deduction for such ordinary income. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period following the date the shares were purchased by the participant prior to such sale or disposition, and we will not be entitled to an income tax deduction for any such capital gain.
New Plan Benefits
Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. In addition, the Capitol Board of Directors and the compensation committee have not granted any purchase rights under the ESPP that are subject to stockholder approval of this Proposal No. 6. Accordingly, the benefits or amounts that will be received by or allocated to New Doma executive officers and other employees under the ESPP are not determinable.
Registration with the SEC
If the ESPP is approved by our stockholders and becomes effective, New Doma is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP as soon as reasonably practicable after becoming eligible to use such form.
Required Vote
The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Capitol Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Special Meeting and a broker non-vote will have no effect on the outcome of the ESPP Proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal. The ESPP Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposals. If the Business Combination Proposal, the Charter Proposal or the Stock Issuance Proposals are not approved, the ESPP Proposal will have no effect, even if approved by Capitol Stockholders.
Board’s Recommendation
THE CAPITOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CAPITOL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 7: THE DIRECTOR ELECTION PROPOSAL
Overview
Upon the Effective Time of the Business Combination, under the Proposed Certificate of Incorporation, our board of directors will consist of ten directors, with directors to serve staggered terms on our board of directors under the Proposed Certificate of Incorporation until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death.
Our board of directors has nominated                      and                      as the Class I directors,                      and                     as the Class II directors and                     and                      as the Class III directors, to serve as directors of New Doma. If the Business Combination Proposal and each of the other proposals contained in this proxy statement/prospectus upon which it is conditioned are approved, each of our existing directors other than Mark D. Ein will resign from our board of directors upon the Closing. For more information on the experience of these persons, see the sections of this proxy statement/prospectus “New Doma Management After the Business Combination.”
Vote Required for Approval
Assuming that a quorum is present at the Special Meeting, directors are elected by a plurality of the votes cast, online during the Special Meeting or by proxy. This means that the nine director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Under the terms of the Current Certificate of Incorporation, only the holders of Capitol Class B Common Stock are entitled to vote on the election of directors to our board of directors. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.
The Director Election Proposal is conditioned on the approval and completion of the Business Combination Proposal and the Charter Proposal. If any of the Business Combination Proposal or the Charter Proposal are not approved, this proposal will have no effect even if approved by our stockholders. Because the Director Election Proposal is a condition to completion of the Business Combination under the Merger Agreement, if this proposal is not approved by our stockholders, the Business Combination will not occur unless Capitol and Doma waives the applicable closing condition.
Board’s Recommendation
THE CAPITOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CAPITOL STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE NINE DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS AS PART OF THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 8: THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Special Meeting to approve the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by our stockholders, the chairman will not adjourn the Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Special Meeting to approve the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal.
Vote Required for Approval
Assuming that a quorum is present at the Special Meeting, the affirmative vote of a majority of the total votes cast is required to approve the Adjournment Proposal. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.
The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.
Board’s Recommendation
THE CAPITOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CAPITOL STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER AGREEMENT
This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and Amendment No. 1 to the Merger Agreement, copies of which are attached as Annex A-1 and Annex a-2, respectively, to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.
The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Capitol, Doma or any other matter.
Structure of the Business Combination
On March 2, 2021, Capitol entered into the Merger Agreement with Merger Sub and Doma, pursuant to which, among other things, following the Conversion of Doma Preferred Stock into Doma Common Stock (as discussed below), Merger Sub will merge with and into Doma (the “Merger”), with Doma surviving the Merger as a wholly owned subsidiary of Capitol (Doma, in its capacity as the surviving corporation of the Merger, is referred to as the “Surviving Corporation”).
Immediately prior to the Effective Time, Doma shall cause each share of Doma Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Doma Common Stock at the then effective conversion rate as calculated pursuant to Doma’s certificate of incorporation (the “Conversion”).

Simplified Pre-Combination Structure
Simplified Post-Combination Structure
Effects of the Merger Agreement
Aggregate Merger Consideration
As a result of the Merger, among other things, each outstanding share of Doma Common Stock issued and outstanding as of the Effective Time of the Merger (after giving effect to the Conversion of Doma Preferred Stock into Doma Common Stock, and excluding Doma Restricted Shares, Doma Treasury Shares and Doma Dissenting Shares) will be cancelled in exchange for the right to receive the following:
•with respect to Cash Eligible Shares, if the holder of such share makes an election to receive cash with respect to such share (a “Cash Electing Share”), an amount of cash, without interest, equal to the quotient of $2,917,000,000 divided by the sum of, as of immediately prior to the Effective Time, (x) the number of issued and outstanding shares of Doma Common Stock (including, without duplication, the number of issued and outstanding shares of Doma Preferred Stock on an as-converted basis); (y) the number of shares of Doma Common Stock issued or issuable upon the exercise of all outstanding, vested and unexercised options to purchase shares of Doma Common Stock; and (z) the shares of Doma Common Stock underlying any issued and outstanding warrants of Doma, in the case of (y) and (z) as determined on a net exercise basis (the “Per Share Merger Consideration Value”); provided, however, that
◦each holder of a Cash Eligible Shares may only make a cash election for up to the lesser of (x) 20% of the Cash Eligible Shares held by such holder and (y) Cash Eligible Shares and Cash Eligible Options held by such holder having an aggregate value of $49,000,000; and
◦if the sum of the aggregate number of Doma Dissenting Shares plus the aggregate number of Cash Electing Shares plus the aggregate number of Cash Electing Options multiplied by (y) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”), exceeds the Secondary Available Cash Consideration (as defined in the Merger Agreement), such Secondary Available Cash Consideration not to exceed $81,000,000), then each Cash Electing Share will be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which will be the Secondary Available Cash Consideration and the denominator of which will be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (B) an amount of the stock consideration described below, multiplied by one minus the Cash Fraction;
•with respect to shares other than Cash Eligible Shares, or for Cash Eligible Shares that the holder does not make a cash election, a number of validly issued, fully paid and nonassessable shares of New Doma Common Stock equal to the quotient obtained by dividing (A) the Per Share Merger Consideration Value by (B) $10.00.
Additionally, as a result of the Merger:
•each outstanding and unexercised Doma Option, whether or not vested or exercisable, will receive (A) with respect to each Cash Eligible Option for which a cash election is made, the same applicable cash consideration as Cash Electing Shares described above, determined on a net exercise basis, subject to the same limitations described above, and (B) with respect to Doma Options for which a cash election is not made or a cash election is not available, an option to purchase shares of New Doma Common Stock;
•each outstanding Doma Restricted Share will receive an award with respect to a number of restricted shares of New Doma Common Stock (“Exchanged Restricted Stock”);
•each outstanding and unexercised warrant to purchase Doma’s Capital Stock will either convert into a warrant to purchase shares of New Doma Common Stock or will convert into New Doma Warrants on a net exercise basis; and
•each outstanding share of Doma Common Stock (following the Conversion of Doma Preferred Stock into Doma Common Stock as of immediately prior to the Effective Time) issued and outstanding as of the Effective Time as well as any outstanding unexercised options, whether or not then vested or exercisable, to purchase shares of Doma Common Stock and warrants to purchase Doma’s Capital Stock will also receive the right to receive the applicable Earnout Pro Rata Portion (as defined below) of New Doma Common Stock (the “Earnout Shares”), the right to which is contingent upon New Doma Common Stock reaching certain price milestones, which are more fully set out below under the heading “—Earnout Shares.”
The aggregate amount of consideration described in the foregoing section collectively constitutes the Merger Consideration.
Additionally, each share of Doma Capital Stock held in the treasury of Doma immediately prior to the Effective Time will be cancelled without any payment or distribution. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will no longer be outstanding and will convert into and become an equal number of validly issued, fully paid and non-assessable New Doma Common Stock and all such shares will be the only outstanding shares of New Doma Capital Stock immediately following the Effective Time.
Earnout Shares
Pursuant to the contingent rights set forth above under the heading “—Aggregate Merger Consideration,” additional shares of New Doma Common Stock will be payable to each holder of Doma Common Stock (after giving effect to the Conversion and including Doma Restricted Shares), Doma Options (whether vested or unvested) or Doma Warrants, in each case, as of immediately prior to the Effective Time with an Earnout Pro Rata Portion in excess of zero (each such holder, an “Earnout Participant”), as follows:
•First Share Price Milestone. If the closing share price of New Doma Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period beginning on or after the Closing Date and ending on or before to the five-year anniversary of the Closing Date (the “First Share Price Milestone”), New Doma will issue to each Earnout Participant a number of shares of New Doma Common Stock equal to such participant’s Earnout Pro Rata Portion of 2.5% of the Earnout Fully Diluted Shares (the “First Earnout Shares”).
•Second Share Price Milestone. If the closing share price of New Doma Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period beginning on or after the Closing Date and ending on or before the five-year anniversary of the Closing Date (the “Second Share Price Milestone” and, together with the First Share Price Milestone, the “Earnout Milestones”), New Doma will issue to each Earnout Participant a number of shares of New Doma Common Stock equal to such participant’s Earnout Pro Rata Portion of 2.5% of the Earnout Fully Diluted Shares (the “Second Earnout Shares” and, together with the First Earnout Shares, the “Earnout Shares”).
In the event that within the five-year anniversary of the Closing Date, there is an Earnout Strategic Transaction (as defined in the Merger Agreement) (or a definitive agreement providing for an Earnout Strategic Transaction that has been entered into), then (i) if the per share value of consideration to be received by holders of the New Doma Common Stock in such Earnout Strategic Transaction equals or exceeds $15.00 per share and the First Share Price Milestone has not been previously achieved, then the First Share Price Milestone will be deemed to have been achieved and (ii) if the per share value of the consideration to be received in such Earnout Strategic Transaction equals or exceeds $17.50 per share and the Second Share Price Milestone has not been previously achieved, then the Second Share Price Milestone will be deemed to have been achieved; and if the First Share Price Milestone or Second Share Price is deemed achieved pursuant to clauses (i) and (ii), as applicable, the Earnout Shares will be issued immediately prior to the consummation of the Earnout Strategic Transaction.
The following terms will have the meaning ascribed to it below:
“Earnout Pro Rata Portion” means, with respect to:
(a)each holder of outstanding shares of Doma Common Stock (after giving effect to the Conversion but excluding Company Restricted Shares) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the amount of New Doma stock consideration that such holder would be eligible to receive if such holder made a stock election for all of such holder’s shares of Doma Capital Stock divided by (ii) the sum of (w) the amount of New Doma stock consideration that all holders of Doma Capital Stock as of immediately prior to the Effective Time would be eligible to receive if all such holders made a stock election for all of such holder’s shares of Doma Capital Stock, plus (x) the total number of shares of New Doma Common Stock issued or issuable upon the exercise of the Doma Options as of immediately following the Effective Time (whether vested or unvested, and on a cash exercise basis and determined as if all holders of Doma Options made a stock election for all of such holders’ cash eligible options), plus (y) the total number of shares of New Doma Common Stock represented by Exchanged Restricted Stock as of immediately following the Effective Time; and plus (z) the total number of shares of New Doma Common Stock issued or issuable upon the exercise of the New Doma Warrants as of immediately following the Effective Time (on a cash exercise basis) (this clause (ii), the “Earnout Denominator”);

(b)each holder of Doma Options (whether vested or unvested) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Doma Common Stock issued or issuable upon exercise of such holder’s New Doma Options as of immediately following the Effective Time (on a cash exercise basis and determined as if all holders of Doma Options made a stock election for all of such holders’ cash eligible options), divided by (ii) the Earnout Denominator;
(c)each holder of Exchanged Restricted Stock as of immediately following the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Exchanged Restricted Stock as of immediately following the Effective Time, divided by (ii) the Earnout Denominator; and
(d)each holder of New Doma Warrants as of immediately following the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of New Doma Common Stock issued or issuable upon the exercise of such holder’s New Doma Warrant as of immediately following the Effective Time (on a cash exercise basis), divided by (ii) the Earnout Denominator.
“Earnout Fully Diluted Shares” means the sum of (i) the aggregate number of outstanding shares of New Doma Common Stock (including Exchanged Restricted Stock, but excluding Sponsored Covered Shares), plus (ii) the maximum number of shares underlying New Doma Options that are vested (calculated on a net exercise basis and assuming, for this purpose, a price per share of New Doma Common Stock of $10.00) and the maximum number of shares underlying New Doma Warrants (calculated on a net exercise basis and assuming, for this purpose, a price per share of New Doma Common Stock of $10.00), in each case of these clauses (i) and (ii), as of immediately following Closing and, for the avoidance of doubt, after giving effect to all redemptions and any forfeiture pursuant to the Sponsor Support Agreement.
Closing
In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing will take place as soon as reasonably practicable, but in any event no later than three business days, after the date the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) unless another time or date is mutually agreed to in writing by Capitol and Doma.
Representations and Warranties
The Merger Agreement contains representations and warranties of Capitol, Merger Sub and Doma, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters and expire at the Effective Time. See “—Material Adverse Effect” below. The representations and warranties of Capitol are also qualified by information included in Capitol’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement.
Representations and Warranties of Doma
Doma has made representations and warranties relating to, among other things, corporate organization, subsidiaries, due authorization, no conflict, governmental authorization, insurance statements, capitalization, financial statements, absence of changes, no undisclosed material liabilities, litigation and proceedings, compliance with laws and permits, contracts and no defaults, real property and assets, environmental matters, intellectual property, data privacy and security, company benefit plans, labor matters, taxes, brokers’ fees, the registration statement and customers and suppliers.
Representations and Warranties of Capitol and Merger Sub
Capitol and Merger Sub have made representations and warranties relating to, among other things, corporate organization, existence, purpose and ownership interests of Merger Sub, due authorization, no conflict, governmental authorization, capitalization, SEC filings and the Sarbanes-Oxley Act, financial statements, no undisclosed material liabilities, litigation and proceedings, compliance with laws, contracts and no defaults, title to property, business activities, employee benefit plans, taxes, financial ability and the Trust Account, brokers’ fees, the registration statement, NYSE quotation, the Investment Company Act of 1940, as amended, affiliate agreements, the Sponsor Support Agreement and the PIPE Financing.
Material Adverse Effect
Under the Merger Agreement, certain representations and warranties of Doma are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of Capitol are qualified in whole or in part by a material adverse effect on the ability of Capitol to consummate the Transactions for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Merger Agreement, a material adverse effect with respect to Doma means a material adverse effect on the financial condition, business, assets or results of operations of Doma and its subsidiaries, taken as a whole, excluding any effect resulting from:
i.the taking by Doma and its subsidiaries of any COVID-19 related actions;
ii.any change in applicable laws, or regulatory policies or interpretations thereof or in accounting or reporting standards or principles or interpretations thereof;
iii.any change in interest rates or economic, financial, market or political conditions generally;
iv.any change generally affecting any of the industries or markets in Doma and its subsidiaries operates;
v.any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, any epidemic or pandemic (including the COVID-19 pandemic) and any other force majeure event;
vi.the announcement or the execution of the Merger Agreement, the pendency or consummation of the Merger or the performance of the Merger Agreement (or the obligations thereunder), except as described in the Merger Agreement;
vii.the compliance with the express terms of the Merger Agreement; or
viii.in and of itself, the failure of Doma and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period beginning on or after the date of the Merger Agreement.
The exceptions (i), (ii), (iii), (iv) or (v) listed above will not apply to the extent that any such effect has a disproportionate adverse effect on Doma and its subsidiaries, taken as a whole, relative to the adverse effect on other companies operating in the title insurance industry or the other industries in which Doma and its subsidiaries materially engage. Additionally, exception (viii) above will not preclude Capitol from asserting that any facts or occurrences giving rise to or contributing to such effects that are not otherwise excluded from the definition of material adverse effect should be taken into account in determining whether a material adverse effect would have reasonably been expected to occur.
Pursuant to the Merger Agreement, a material adverse effect with respect to Capitol and Merger Sub means a material adverse effect on the ability of Capitol and Merger Sub to consummate the Transactions.
Covenants and Agreements
The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) Doma to prepare and deliver to Capitol certain audited and unaudited consolidated financial statements of Doma, (iii) Capitol and Doma to prepare, and Capitol to file, a proxy statement/registration statement on Form S-4 and take certain other actions to obtain the requisite approval of Capitol Stockholders of certain proposals regarding the Business Combination and (iv) the parties to use commercially reasonable efforts to obtain necessary approvals from governmental agencies.

Conduct of Doma
Doma has agreed that from the date of the Merger Agreement until the earlier of the Closing Date or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), it will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.
Without limiting the generality of the foregoing, except as set forth in the Doma disclosure letter, as required by applicable law or any governmental authority (including any COVID-19 measures), as expressly contemplated by the Merger Agreement or with the prior written consent of Capitol, Doma will not, and will not permit any of its subsidiaries to:
•change or amend Doma’s certificate of incorporation or bylaws;
•fail to maintain its existence, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
•split, combine or reclassify any shares of its capital stock;
•declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any capital stock of Doma, other than repurchases of Doma Common Stock issued to or held by employees, officers, directors or consultants of Doma and its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase;
•(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any capital stock or other voting securities or ownership interests of Doma or any of its subsidiaries or any derivative securities of Doma and its subsidiaries, other than the issuance of (x) any shares of Doma Capital Stock upon the exercise of Doma Options or Doma Warrants, (y) any Doma subsidiary securities to Doma or any Doma subsidiary or (z) Doma Options, Doma Restricted Shares or other equity or equity-based incentive awards permitted by the Merger Agreement; or (ii) amend any term of any Doma Option, any Doma Restricted Shares, any Doma Warrant or any security of a Doma subsidiary;
•acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses or enter into any strategic joint ventures, partnerships or alliances with any other Person;
•sell, lease, sublease or otherwise transfer a material amount of its assets, properties, interests or businesses, other than (x) pursuant to existing contracts or commitments or (y) in the ordinary course of business;
•other than in connection with actions permitted by the Merger Agreement, make any material loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;
•incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness (as defined in the Merger Agreement) of over $10,000,000, other than any Indebtedness (x) incurred in the ordinary course of business or (y) incurred between Doma and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries;
•change Doma’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act or in connection with the Transactions, as agreed to by its independent public accountants;
•except as otherwise required by law or existing Doma benefit plans or contracts of Doma and its subsidiaries in effect on the date of the Merger Agreement, (i) grant any material increase in base salary to any of Doma and its subsidiaries’ directors, officers or employees, except in the ordinary course of business consistent with past practice for any non-officer employee whose annual base salary is less than $350,000, (ii) adopt, enter into or materially amend any benefit plan, (iii) grant or provide any material severance, termination, change of control or retention benefits to any officer or employee of Doma and its subsidiaries, (iv) hire, terminate (other than for cause), promote, demote or change the employment status or title of any director, officer, employee or consultant who is entitled to receive annual salary equal to or in excess of $350,000 in each case, except as required by the terms of any Doma benefit plan or contract existing as of the date of the Merger Agreement or by law, or (v) grant any Doma Options, Doma Restricted Shares or other equity- or equity-based incentive awards, except for grants of Doma Options made in the ordinary course of business to new hires or for retention purposes for employees who are not executive officers of Doma;
•enter into, renew or amend in any material respect, any (x) Doma Affiliate Agreement (as defined in the Merger Agreement) (or any contract, that if existing on the date of the Merger Agreement, would have constituted an Doma Affiliate Agreement), (y) contract related to leased property or (z) contract of a type required to be listed in the Doma disclosure letter other than entry into such agreements in the ordinary course consistent with past practice or as required by law;
•except in the ordinary course of business, make, revoke or change any material tax election, except in a manner consistent with the past practices of Doma and its subsidiaries that will not have any adverse and material impact on Doma and its subsidiaries, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes or settle or compromise any examination, audit, claim or other action with a governmental authority of or relating to any material taxes, enter into any material tax sharing or similar arrangement outside the ordinary course of business, or consent to the extension of the statute of limitations applicable to any material tax claim or assessment (other than in connection with automatic extensions of the due date for filing a tax return);
•take or cause to be taken any action which action could reasonably be expected to prevent or impede the Transactions from qualifying for the intended tax treatment; or
•agree, resolve or commit to do any of the foregoing.
Conduct of Capitol and Merger Sub
During the Interim Period, Capitol and Merger Sub will use their commercially reasonable efforts to conduct their business in the ordinary course and use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, except as set forth in Capitol’s disclosure letter, as required by applicable law or any governmental authority (including any COVID-19 measures), as expressly contemplated by the Merger Agreement or with the prior written consent of Doma, neither Capitol nor Merger Sub will:
•change or amend the Trust Agreement, Capitol’s organizational documents or the organizational documents of Merger Sub;
•fail to maintain its existence, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
•split, combine or reclassify any shares of its capital stock;
•declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any capital stock of Capitol, other than the redemption of any public required by the Offer;

•(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any capital stock or other voting securities or ownership interests of Capitol or Merger Sub and any derivative securities of Capitol or Merger Sub, other than the issuance of any Capitol Common Stock upon the exercise of any Capitol Warrants, (x) pursuant to the Subscription Agreements existing as of the date of the Merger Agreement or (y) pursuant to the Alternative Financing (as defined below) (if any); or (ii) amend any term of any Capitol Warrants, other than pursuant to the Sponsor Support Agreement;
•acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses or enter into any strategic joint ventures, partnerships or alliances with any other Person other than (x) pursuant to existing contracts or commitments or (y) in the ordinary course of business;
•sell, lease, sublease or otherwise transfer a material amount of its assets, properties, interests or businesses, other than (x) pursuant to existing contracts or commitments or (y) in the ordinary course of business;
•other than in connection with actions permitted by the covenants of Capitol, make any material loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;
•incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than any Indebtedness (x) incurred in the ordinary course of business, (y) between Capitol and Merger Sub or (z) as set forth in Capitol’s disclosure letter;
•enter into any compensatory arrangement, collective bargaining agreement or retirement, deferred compensation or equity plan or arrangement or hire any employees;
•change Capitol’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act or in connection with the Transactions, as agreed to by its independent public accountants;
•settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against Capitol or Merger Sub, (ii) any stockholder litigation or dispute against Capitol or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions;
•enter into, renew or amend in any material respect, any Capitol Affiliate Agreement (as defined in the Merger Agreement) (or any contract, that if existing on the date of the Merger Agreement, would have constituted a Capitol Affiliate Agreement);
•except in the ordinary course of business, make, revoke or change any material tax election, or adopt or change any material tax accounting method or period file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes or settle or compromise any examination, audit, claim or other action with a governmental authority of or relating to any material taxes, enter into any material tax sharing or similar arrangement outside the ordinary course of business, or consent to the extension of the statute of limitations applicable to any material tax claim or assessment (other than in connection with automatic extensions of the due date for filing a tax return);
•take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act could reasonably be expected to prevent or impede the Transactions from qualifying for the intended tax treatment; or
•agree, resolve or commit to do any of the foregoing.
Notwithstanding the foregoing, none of the covenants related to the conduct of Capitol will be interpreted to prohibit: (i) Capitol from taking any action reasonably necessary to consummate the PIPE Financing; or (ii) Capitol or Merger Sub from complying with its respective governing documents and with all other agreements or contracts to which Capitol or Merger Sub may be a party as of the date of the Merger Agreement.

Covenants of Capitol
Pursuant to the Merger Agreement, and in addition to the interim items listed above, Capitol has agreed, among other things, that:
•Capitol will comply with, and cause its affiliates to comply with, its obligations, and enforce its rights, under the Subscription Agreements. Capitol will promptly give Doma notice of any breach by any party to the Subscription Agreements that Capitol has become aware or any termination (or alleged or purported termination) of the Subscription Agreements. Capitol will keep Doma informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the PIPE Financing and, unless otherwise approved in writing by Doma, will not permit any termination, amendment or modification to, or any waiver of any material provision or remedy under, the Subscription Agreements entered into at or prior to the date of the Merger Agreement.
•In the event that any portion of the PIPE Financing becomes unavailable on the terms and conditions contemplated in each Subscription Agreement, regardless of the reason, and such portion of the PIPE Financing is required for Capitol to satisfy the Minimum Cash Condition, Capitol will as promptly as reasonably practicable following the occurrence of such event:
◦use its commercially reasonable efforts to obtain alternative financing (the “Alternative Financing”) on terms not less favorable in the aggregate to Capitol than those contained in each Subscription Agreement that the alternative financing would replace and not subject to any conditions that are more onerous to Capitol and Doma (in each case, in the aggregate) than the conditions set forth in each Subscription Agreements;
◦notify Doma of such unavailability and the reason for the unavailability, and, upon receiving this notification, Doma will use its commercially reasonable efforts to assist Capitol in obtaining Alternative Financing; and
◦keep Doma informed, on a reasonably current basis, in reasonable detail of the status of its efforts to obtain the proceeds of the Alternative Financing and make available to Doma the terms and applicable documents providing for the Alternative Financing.
•Capitol will use commercially reasonable efforts to, in compliance with applicable law, (i) establish the record date for, duly call, give notice of, convene and hold a special meeting of the Capitol Stockholders in accordance with the DGCL, (ii) cause this proxy statement/prospectus to be disseminated to the Capitol Stockholders after this proxy statement/prospectus becomes effective and (iii) solicit proxies from the holders of Capitol Class A Common Stock to vote in favor of each of the proposals contemplated herein. Capitol will include the recommendation of the Capitol Board of Directors in this proxy statement/prospectus (the “Capitol Board Recommendation”). The Capitol Board of Directors will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, such recommendation.
•Once the Capitol Stockholder Meeting has been called and noticed, Capitol will not postpone or adjourn the Capitol Stockholder Meeting without the consent of Doma, other than:
◦for the absence of a quorum, in which event Capitol may postpone the meeting up to two times for up to ten business days each time; or
◦to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure that Capitol has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the Capitol Stockholders prior to the Capitol Stockholder Meeting.

•During the Interim Period, Capitol will use reasonable best efforts:
◦to ensure Capitol remains listed as a public company on, and for the Capitol Class A Common Stock to be listed on, NYSE;
◦to cause the New Doma Common Stock to be issued in connection with the Transactions (including the Earnout Shares) to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date;
◦to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities laws; and
◦to take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act.
Covenants of Doma
Pursuant to the Merger Agreement, and in addition to the interim items listed above, Doma has agreed, among other things, that:
•Doma will use commercially reasonable efforts to obtain from Doma Stockholders holding at least the number of shares of Doma Capital Stock required to approve the Merger Agreement and the Transactions, duly executed and delivered Support Agreements within 24 hours after the date of the Merger Agreement (which condition was satisfied by the delivery of the Doma Support Agreements as further described below under the heading “Related Agreements—Voting and Support Agreements”).
•As promptly as reasonably practicable after this proxy statement/prospectus becomes effective, Doma will:
◦recommend approval and adoption of the Merger Agreement and the Transactions (the “Doma Board Recommendation”);
◦(i) solicit approval of the Merger Agreement and the Transactions in the form of an irrevocable written consent of each of the requisite Doma Stockholders and any other Doma Stockholders as Doma may determine in its reasonable discretion or (ii) in the event Doma is not able to obtain the written consent, Doma will duly convene a meeting of Doma Stockholders for the purpose of voting upon the adoption of the Merger Agreement and the Transactions.
•If Doma Stockholder approval is obtained, then as promptly as reasonably practicable following the receipt of the required written consents, Doma will prepare and deliver to its stockholders who have not consented the notice required by Sections 228(e) (if applicable) and 262 of the DGCL, which consent will be subject to the review and reasonable approval of Capitol.
•From and after the date of the Merger Agreement until the Effective Time, except as otherwise contemplated by the Merger Agreement, Doma will not engage in any transactions involving the securities of Capitol without the prior consent of Capitol if Doma possesses material nonpublic information of Capitol.
•Doma (on behalf of itself and its affiliates) waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Capitol to collect from the Trust Account any monies that may be owed to them by Capitol or any of its affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, as contemplated under the Merger Agreement.

Joint Covenants of Capitol and Doma
In addition, Capitol and Doma have agreed, among other things, to take certain actions set forth below:
•Both Capitol and Doma will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the Merger and the other Transactions, including:
◦satisfying the closing conditions set forth in the Merger Agreement and described under the heading “—Closing Conditions” below;
◦obtaining consents of all governmental authorities and the expiration or termination of all applicable waiting periods under applicable antitrust laws necessary to consummate the Transactions; and
◦making or causing to be made (and not withdraw) an appropriate filing, if necessary, pursuant to the HSR Act with respect to the Transactions as promptly as practicable after the date of the Merger Agreement and in any event within ten business days of the Merger Agreement. The parties will request the early termination of the waiting period in any filings submitted under the HSR Act and will use commercially reasonable efforts to supply as promptly as practicable to the appropriate governmental authorities additional information and documentary material that may be requested pursuant to the HSR Act or any other antitrust law.
•Each party will cooperate in connection with any investigation of the Transactions or litigation by, or negotiations with, any governmental authority or other Person relating to the Transactions or regulatory filings under applicable law.
•Each party will, to the extent permitted by applicable law: (i) promptly notify the other parties of, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties of) any material substantive communications from or with any governmental authority or NYSE, (ii) cooperate in connection with any proposed substantive written or oral communication with any governmental authority or NYSE and permit the other parties to review and discuss in advance, and consider in good faith the view of the other parties in connection with, any proposed substantive written or oral communication with any governmental authority or NYSE, (iii) not participate in any substantive meeting or have any substantive communication with any governmental authority or NYSE unless it has given the other parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such governmental authority or NYSE, gives the other parties or their outside counsel the opportunity to attend and participate therein, (iv) furnish such other parties’ outside legal counsel with copies of all filings and communications between it and any such governmental authority or NYSE and (v) furnish such other parties’ outside legal counsel with such necessary information and reasonable assistance as such other parties’ outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such governmental authority or NYSE; provided, that materials required to be provided pursuant to the Merger Agreement may be restricted to outside legal counsel and may be redacted (A) as necessary to comply with contractual arrangements, and (B) to remove references to privileged information.
•As promptly as practicable following the date of the Merger Agreement, the parties shall jointly prepare, and Capitol will file, this proxy statement/prospectus in connection with the registration under the Securities Act of the New Doma Common Stock to be issued pursuant to the Merger Agreement (including the Earnout Shares).
•Both Capitol and Doma will use commercially reasonable efforts to cause this proxy statement/prospectus to comply with the rules and regulations promulgated by the SEC, to file this proxy statement/prospectus as promptly as practicable after the date of the Merger Agreement and to have the this proxy statement/prospectus declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the this proxy statement/prospectus effective as long as is necessary to consummate the Transactions.
•Both Capitol and Doma will use commercially reasonable efforts to promptly furnish to each other all information concerning itself, its subsidiaries, officers, directors, managers, members and stockholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in this proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of Capitol and Doma or their respective subsidiaries, as applicable, with the SEC or NYSE in connection with the Transactions (including any amendment or supplement to this proxy statement/prospectus).
•Doma will use commercially reasonable efforts to furnish to Capitol for inclusion in the this proxy statement/prospectus: (i) audited consolidated financial statements of Doma and its subsidiaries as of and for the years ended December 31, 2018, 2019 and 2020, prepared in accordance with GAAP and Regulation S-X of the Exchange Act and audited by the Doma’s independent auditor in accordance with PCAOB auditing standards; (ii) other financial statements, reports and information with respect to Doma and its subsidiaries that may be required to be included in this proxy statement/prospectus under the rules of the SEC; and (iii) auditor’s reports and consents to use such financial statements and reports relating to this proxy statement/prospectus.
•Capitol will use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions, and Doma will promptly furnish all information concerning Doma as may be reasonably requested in connection with any such action.
•Capitol acknowledges that the information it is provided in connection with the Merger Agreement and the consummation of the Transactions is subject to the terms of a confidentiality agreement between Capitol and Doma.
•Neither Capitol, Doma, nor any of their respective affiliates will make any public announcement or issue any public communication regarding the Merger Agreement or the Transactions, or any related matter, without first obtaining the prior consent of Doma or Capitol, as the case may be, except as described in the Merger Agreement.
•Capitol and Doma will cooperate in good faith to promptly prepare for Capitol to file with the SEC, as promptly as practicable after the effective date of the Merger Agreement (but in any event within four business days thereafter), a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of the Merger Agreement, as previously satisfied.
•From and after the Effective Time, New Doma will indemnify and hold harmless each present and former director or officer of Doma, or any other person that may be a director or officer of any member of Doma and its subsidiaries, or otherwise have been subject to indemnification by Doma and its subsidiaries, whether by indemnification agreement, certificate of incorporation, bylaws or other organizational document or otherwise prior to the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actual or threatened action or other action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time or relating to the enforcement by any such Person of his or her rights under the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Doma and its subsidiaries would have been permitted under applicable law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of the Merger Agreement to indemnify such Person, and will advance expenses as described in the Merger Agreement.
•Without limiting the foregoing, New Doma will (i) maintain for a period of not less than six (6) years from the Effective Time provisions in the New Doma governing documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions in effect as of the date of the Merger Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by law. New Doma will assume, and be liable for, and will cause New Doma and its respective subsidiaries to honor, each of the covenants.
•Prior to the Effective Time, Doma will or, if it is unable to, New Doma will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of Doma’s D&O Insurance (as defined in the Merger Agreement), as such “tail” insurance policies are described in the Merger Agreement terms.
•Prior to the Closing, Capitol and Doma will reasonably cooperate to obtain directors’ and officers’ liability insurance for New Doma effective as of Closing and covering the directors and officers of New Doma and its subsidiaries at and after the Closing on terms not less favorable than the better of (i) the terms of the current directors’ and officers’ liability insurance in place for Doma’s directors and officers and (ii) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NYSE, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as New Doma and its subsidiaries.
•Capitol will pay all direct or indirect transfer, documentary, sales, use, stamp, registration, value added or other similar taxes incurred by Capitol and Merger Sub or Doma and its subsidiaries in connection with the Transactions. Capitol will, at its own expense, timely file all necessary tax returns with respect to all such taxes, and, if required by applicable law, Doma will join in the execution of any such tax returns.
•Each of the Parties intends that for U.S. federal income tax purposes, (A) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which Capitol and Doma are parties as provided in Section 368(b) of the Code, and that the Merger Agreement be adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g) and (B) the Merger and the PIPE Financing, taken together, will qualify as a contribution governed by Section 351 of the Code. To the fullest extent permitted by law, each of Capitol, Merger Sub and Doma will prepare and file all tax returns consistent with the treatment of (x) the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations and (y) the Merger and the PIPE Financing, taken together, as a contribution governed by Section 351 of the Code. The parties will cooperate with each other and their respective counsel to document and support the tax treatment of the Transactions in a manner consistent with the Merger Agreement, including by providing factual support letters.
•Each of Capitol and Doma will (and will cause its respective subsidiaries and affiliates to) use its reasonable best efforts not to take or cause to be taken any action reasonably likely to cause the Transactions to fail to qualify for the intended tax treatment.
•Doma will deliver to Capitol, a properly executed certification prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that shares of Doma Capital Stock are not, and have not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, “U.S. real property interests” within the meaning of Section 897(c) of the Code, together with a notice to the IRS in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.
•Capitol and Doma will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing or amendment of any tax returns or any audit or other proceeding with respect to taxes of the Surviving Corporation. Such cooperation will include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such tax returns or audit or other proceeding and within such party’s possession or obtainable without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

•Doma and Capitol will cooperate in good faith for the Founder and certain other mutually agreed executives of Doma to enter into employment agreements in a form to be mutually agreed by Doma and Capitol before the Closing Date.
•At the Closing, the Incentive Plan and the ESPP will comply with the terms as set forth in the Merger Agreement.
•Prior to the Closing, the Capitol Board of Directors, or an appropriate committee of the Capitol Board of Directors, will adopt a resolution consistent with the interpretive guidance of the SEC relating to Rule 16b-3(d) under the Exchange Act, such that acquisition contemplated by the Merger Agreement by any officer or director of Doma who is expected to become a “covered person” of New Doma for purposes of Section 16 of the Exchange Act will be exempt acquisitions.
•Capitol will notify Doma promptly in connection with any threat to file, or filing of, any action related to the Merger Agreement or the Transactions by any of its stockholders or holders of any Capitol Warrants against Capitol or any of its subsidiaries or against any of their respective directors or officers. Capitol will keep Doma reasonably apprised of the defense, settlement, prosecution or other developments with respect to any such stockholder section.
•Capitol will give Doma the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of, any such litigation, to give due consideration to Doma’s advice with respect to such litigation and to not settle any such litigation without the prior written consent of Doma, such consent not to be unreasonably withheld, conditioned or delayed; provided that, for the avoidance of doubt, Capitol will bear all of its costs of investigation and all of its defense and attorneys’ and other professionals’ fees related to such stockholder action.
•Both Doma and Capitol will promptly notify the other of:
◦any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
◦any notice or other communication from any governmental authority in connection with the Transactions;
◦any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Doma and its subsidiaries or Capitol and Merger Sub, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any section of the Merger Agreement or that relate to the consummation of the Transactions;
◦any inaccuracy of any representation or warranty contained in the Merger Agreement at any time during its term that could reasonably be expected to cause the conditions set forth not to be satisfied; and
◦any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.
•During the Interim Period, neither Capitol and Merger Sub, on the one hand, nor Doma and its subsidiaries, on the other hand, will, nor will they authorize or permit their respective representatives to, directly or indirectly:
◦take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with any Person concerning, or which would reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement);
◦in the case of Capitol, fail to include the Capitol Board Recommendation in (or remove from) this proxy statement/prospectus; or

◦withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other party, in the case of Doma, the Doma Board Recommendation, and in the case of Capitol, the Capitol Board Recommendation.
•Each of Doma, Capitol and Merger Sub will promptly, and in any event within one Business Day of the date of the Merger Agreement:
◦terminate access of any third Person (other than Doma or Capitol and Merger Sub and/or any of their respective affiliates or representatives or in connection with the PIPE Financing) to any data room (virtual or actual) set up by Doma in connection with the Transactions or an Acquisition Proposal containing any confidential information with respect to Doma or Capitol;
◦immediately cease and cause to be terminated, and will cause their and their respective subsidiaries’ representatives to immediately cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, with any Persons with respect to any Acquisition Proposal; and
◦will promptly request the return or destruction of any confidential information provided to any Person in connection with a prospective Acquisition Proposal (subject in each case to the terms of any applicable confidentiality agreement) and, in connection therewith, will, if the applicable confidentiality or nondisclosure agreement so allows, request that all such Persons provide prompt written certification of the return or destruction of all such information.
◦Promptly upon receipt of an unsolicited Acquisition Proposal, Capitol and Doma will notify the other party thereof, which notice will include a written summary of the material terms of such unsolicited proposal. Notwithstanding the foregoing, the parties may respond to any unsolicited Acquisition Proposal only by indicating that such party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such party or any of its subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Proposal.
•Each party will, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by the Merger Agreement and the Transactions.
Closing Conditions
Mutual Conditions to Closing
The obligations of the parties to consummate, or cause to be consummated, the Merger are subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and the consummation of the Transactions by the respective stockholders of Capitol and Doma, (ii) effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part to be filed by Capitol in connection with the Business Combination, (iii) expiration or termination of the waiting period under the HSR Act (which has already occurred), (iv) receipt of approval for listing on the NYSE of the shares of New Doma Common Stock to be issued in connection with the Merger, (v) that Capitol has at least $5,000,001 of net tangible assets upon Closing, and (vi) the absence of any injunctions or statute, rule or regulation prohibiting the Transactions.
Additional Conditions to the Obligations of Capitol
The obligations of Capitol to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Capitol:
•Certain of the representations and warranties of Doma will be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, will be true and correct on and as of such earlier date).
•The representations and warranties of Doma related to absence of changes will be true and correct in all respects as of the Closing Date.
•Each of the other representations and warranties of Doma contained in the Merger Agreement (other than as limited in the Merger Agreement) will be true and correct as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, will be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect.
•Each of the covenants of Doma to be performed or complied with as of or prior to the Closing will have been performed or complied with in all material respects.
•Doma will deliver to Capitol a certificate signed by an officer of Doma, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified by the Merger Agreement have been met.
Additional Conditions to the Obligations of Doma
The obligation of Doma to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Doma:
•Certain representations and warranties of Capitol and Merger Sub will be true and correct in all respects (except as provided in the Merger Agreement) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, will be true and correct on and as of such earlier date).
•Each of the covenants of Capitol to be performed or complied with as of or prior to the Closing will have been performed or complied with in all material respects.
•Capitol will deliver to Doma a certificate signed by an officer of Capitol, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in the Merger Agreement have been met.
•The transactions contemplated by the Sponsor Support Agreement (as described under the heading “Related Agreements—The Sponsor Support Agreement” below) to occur at or prior to the Closing will have been or will be consummated in accordance with the terms of the Sponsor Support Agreement in all material respects.
•Available New Doma Cash, as of the Closing, will be equal to or greater than $450,000,000.
Termination; Effectiveness
The Merger Agreement may be terminated and the Transactions abandoned (notwithstanding any approval of the Merger Agreement by Doma or Capitol Stockholders) at any time prior to Closing:
•by mutual written agreement of Doma and Capitol,
•by written notice of either Doma or Capitol, if
◦the Closing has not occurred on or before December 31, 2021, subject to the limitations set forth in the Merger Agreement or any governmental order or applicable law permanently enjoins or prohibits the consummation of the Transactions; or

◦a Terminating Doma Breach (as defined in the Merger Agreement) or Terminating Capitol Breach (as defined in the Merger Agreement) occurs, and the respective party fails to cure such breach within 30 days after receiving written notice of such breach or, if less than 30 days away, by December 31, 2021, subject to limitations set forth in the Merger Agreement; or
•by written notice to Doma from Capitol, if the Voting and Support Agreements are not delivered to Capitol within 24 hours after the date of the Merger Agreement (which condition was satisfied by the delivery of the Doma Support Agreements as further described below under the heading “Related Agreements—Doma Support Agreements”).
In the event of the termination of the Merger Agreement, the Merger Agreement will be void and have no effect, without any liability on the part of any party to the Merger Agreement or its respective affiliates, officers, directors, employees or stockholders, other than liability of any party for any willful breach of the Merger Agreement that resulted in the termination, subject to additional terms set forth in the Merger Agreement. Certain provisions of the Merger Agreement, which are required to survive to give appropriate effect to the other provisions, and the Confidentiality Agreement will survive any termination. A failure by Capitol or Doma to close in accordance with the Merger Agreement will be a willful breach.
Waiver; Amendments
Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of any amendment, by each party of the Merger Agreement or, in the case of a waiver, but each party waiving the provision. After Doma stockholder approval is obtained, the parties may not amend or waive any provision of the Merger Agreement that would require further approval of Doma Stockholders under the DGCL unless such approval is obtained first.
The failure or delay by any party of the Merger Agreement in exercising any right, power or privilege under the Merger Agreement will not constitute a waiver of such right, power or privilege. Similarly, a single or partial exercise of a right, power, or privilege will not preclude any further exercise of that, or any other, right, power or privilege under the Merger Agreement. The rights and remedies provided under the Merger Agreement are cumulative and not exclusive of any rights or remedies provided by applicable law.
Fees and Expenses
Whether or not the Closing occurs, each party to the Merger Agreement will bear its own expenses incurred in connection with the Merger Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants, subject to certain exceptions provided by in the Merger Agreement relating to closing payments, HSR Act filing fees, indemnification and insurance, transfer taxes and stockholder actions. Doma and Capitol will exchange written reports listing all accrued and unpaid transaction expenses not less than three business days prior to the Closing Date.

RELATED AGREEMENTS
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.
Sponsor Support Agreement
On March 2, 2021, in connection with the Merger Agreement, Capitol entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with the Sponsors and Doma, a copy of which is included as Exhibit 10.1. Pursuant to the Sponsor Support Agreement, the Sponsors agreed, among other things, (i) to vote in favor of the Business Combination proposal and the transactions contemplated thereby, (ii) that 20% of the aggregate of Capitol’s Class B Common Stock held by the Sponsors immediately after the Closing (including after giving effect to any forfeiture described below, and not more than 1,725,000 shares) (the “Sponsor Covered Shares”) will become unvested and subject to forfeiture unless certain earnout conditions are satisfied, (iii) to forfeit additional Capitol Class B Common Stock conditioned on certain redemptions of Capitol Class A Common Stock, (iv) to forfeit additional Capitol Class B Common Stock conditioned on certain transaction expenses of Capitol exceeding a threshold, (v) subject to customary permitted transfers, not to transfer any equity securities of Capitol or New Doma until one year after the Closing Date; except that the Sponsor Covered Shares cannot be transferred until the earlier of (A) three years after the Closing Date or (B) the date on which the Sponsor Covered Shares vest, (vi) to waive certain anti-dilution adjustments relating to the conversion of the Capitol Class B Common Stock into New Doma Common Stock and (vii) to donate an aggregate of $5 million of New Doma Common Stock (the “Capitol Charitable Contribution”) to a charity to be mutually agreed to by each such Sponsor and Doma.
Doma Support Agreements
On March 2, 2021, following the execution of the Merger Agreement, Capitol also entered into Voting and Support Agreements (the “Doma Support Agreements”), by and among Capitol, Doma and certain stockholders of Doma (the “Key Stockholders”), a copy of which is included as Exhibit 10.2. Under the Doma Support Agreements, the Key Stockholders agreed, among other things, within 48 hours following the SEC declaring effective the proxy statement/prospectus relating to the approval by Capitol Stockholders of the Business Combination, to execute and deliver a written consent with respect to the outstanding shares of Doma Capital Stock held by the Key Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination. The shares of Doma Capital Stock that are owned by the Key Stockholders and subject to the Doma Support Agreements represent (i) a majority of the outstanding voting power of Doma Preferred Stock, voting as a separate class, (ii) a majority of the outstanding voting power of Doma Common Stock, voting as a separate class and (iii) a majority of the outstanding voting power of Doma Common Stock and Doma Preferred Stock (on an as-converted basis), voting together as a single class. The Doma Support Agreements also obligate the Key Stockholders to deliver a Lock-Up Agreement at the Closing.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, New Doma, the Sponsors, certain of Doma Stockholders and certain of their respective affiliates will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is included as Exhibit 10.4. Pursuant to the Registration Rights Agreement, New Doma will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Doma Common Stock and other equity securities of New Doma that are held by the parties thereto from time to time. The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by Capitol, the Sponsors and the other parties thereto in connection with Capitol’s initial public offering.

Lock-Up Agreements
The Key Stockholders, Doma’s directors and officers and certain other holders of Doma’s Capital Stock have agreed to enter into Lock-Up Agreements (the “Lock-Up Agreements”), a copy of which is included as Exhibit 10.3. Pursuant to the Lock-Up Agreements, effective as of the Closing, subject to certain customary exceptions, such stockholders have agreed not to effect any (i) direct or indirect offer, pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, lending, or other transfer or disposition of any Lockup Securities (as defined in the Lock-Up Agreements), (ii) entry into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lockup Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) voluntary public disclosure of any action contemplated in the foregoing clauses (i) and (ii), in each case, for six months after the Closing; provided that the entities affiliated with the Founder have agreed to a Lockup Period of up to 18 months after the Closing (depending on the amount of the Secondary Available Cash Consideration and whether he makes an election to receive a portion of the merger consideration allocable to his Cash Eligible shares in the form of cash).
Subscription Agreements
On March 2, 2021, Capitol entered into the Subscription Agreements with the PIPE Investors, a copy of which is included as Exhibit 10.5. Pursuant to the Subscription Agreements, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 30,000,000 shares of New Doma Common Stock for an aggregate purchase price equal to $300 million. The PIPE Investors include funds and accounts managed by BlackRock, Fidelity Management & Research Company LLC, The Gores Group, Hedosophia, SB Management, a subsidiary of SoftBank Group Corp., and Wells Capital. Existing Doma shareholder, Lennar, has also committed to the PIPE Financing and Spencer Rascoff, co-founder and former CEO of Zillow Group, has committed a personal investment to the PIPE Financing. The PIPE Financing will be consummated substantially concurrently with the Closing, subject to the terms and conditions contemplated by the Subscription Agreements.
The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, New Doma will be required to use its commercially reasonable efforts to submit or file with the SEC a registration statement registering the resale of such shares within 30 calendar days following the Closing. Additionally, New Doma will be required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies New Doma that it will “review” the registration statement) following the Closing and (ii) the 10th business day after the date New Doma is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. New Doma must use reasonable best efforts to keep the registration statement effective until the earliest of (i) the date on which all of the shares covered by the registration statement have been sold, (ii) with respect to shares held by a particular subscriber, the date all shares held by such subscriber may be sold without restriction under Rule 144 and without the requirement for New Doma to be in compliance with the current public information required pursuant to Rule 144 and (iii) two years from the Closing.
The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the parties to such Subscription Agreement and Doma to terminate such Subscription Agreement and (iii) December 31, 2021, if the Closing has not occurred by such date.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to give effect to the acquisition of Doma, by Capitol (the “Business Combination”) and the related proposed financing transactions.
The following unaudited pro forma condensed combined financial information is based on the audited financial statements (as restated) of Capitol and the audited financial statements of Doma, as well as the unaudited condensed combined financial statements of Capitol and Doma, as adjusted to give effect to the Business Combination and the related proposed financing transactions. The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination and the related proposed financing transactions were completed on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 give effect to the Business Combination and the related proposed financing transactions as if they had occurred on January 1, 2020.
The assumptions and estimates underlying the transaction accounting adjustments to the unaudited pro forma condensed combined financial information are described in the accompanying notes, which should be read in conjunction with, the following:
•Capitol’s unaudited condensed financial statements and related notes as of and for the three months ended March 31, 2021 included elsewhere in this proxy statement/prospectus.
•Capitol’s audited financial statements (as restated) and related notes as of and for the year ended December 31, 2020 included elsewhere in this proxy statement/prospectus.
•Doma’s unaudited condensed consolidated financial statements and related notes as of and for the three months ended March 31, 2021 included elsewhere in this proxy statement/prospectus.
•Doma’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2020 included elsewhere in this proxy statement/prospectus.
•Capitol’s amended and restated Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this proxy statement/prospectus.
•Doma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the Business Combination and the related proposed financing transactions been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Business Combination.
The transaction accounting adjustments reflecting the consummation of the Business Combination and related proposed financing transactions are based on certain currently available information and certain assumptions and methodologies that Capitol believes are reasonable under the circumstances. The transaction accounting adjustments, which are described in the accompanying notes, may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the transaction accounting adjustments, and it is possible that the difference may be material. Capitol believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related proposed financing transactions based on information available to management at this time.

The following describes the above entities:
Capitol
Capitol is a Delaware blank check company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The registration statement for Capitol’s Initial Public Offering (“IPO”) was declared effective on December 1, 2020. On December 4, 2020, Capitol consummated its IPO of 34,500,000 units (each, a “Unit” and collectively, the “Units”), including the issuance of 4,500,000 Units as a result of the underwriter’s exercise in full of its over-allotment option, at $10.00 per Unit, generating gross proceeds of $345,000,000. Simultaneously with the closing of the IPO, Capitol consummated the private placement of 5,833,333 warrants (“Private Placement Warrant”), at a price of $1.50 per Private Placement Warrant to Capitol Acquisition Management V LLC, Capitol Acquisition Founder V LLC and the directors of Capitol (collectively the “Sponsors”), generating proceeds of $8,750,000. Each Private Placement Warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share. As of March 31, 2021, there was approximately $345.0 million held in the Trust Account.
Doma
Doma was founded in 2016 to focus top-tier data scientists, product managers, and engineers on building game-changing technology to completely reimagine the residential real estate closing process. Doma’s approach to the title and escrow process is driven by its innovative full stack platform, Doma Intelligence. Doma Intelligence is the result of significant investment in research and development over more than four years across a team of more than 100 people, creating a revolutionary new end-to-end closing platform that seeks to eliminate all of the latent, manual tasks involved in underwriting title insurance, performing core escrow functions, generating closing documentation and getting documents signed and recorded. The platform harnesses the power of data analytics, machine learning and natural language processing, which will enable Doma to deliver a cheaper and faster closing transaction with a seamless customer experience at every point in the process. Doma’s machine intelligence algorithms are being trained and optimized on 30 years of historical anonymized closing transaction data allowing us to make underwriting decisions in less than a minute and significantly reduce the time, effort and cost of the entire process.
Description of the Business Combination
Pursuant to the Merger Agreement, Capitol has agreed to acquire all of the outstanding equity interests from Doma’s equityholders (the “Sellers”) for $2,917 million, which will consist of cash payments (at the election of cash eligible Doma equityholders) of up to $81.0 million (“Cash Consideration”) and equity consideration in the form of (i) the issuance of shares of New Doma Common Stock (“Share Consideration”) and (ii) rollover of certain of Doma’s outstanding options and warrants, upon the closing of the Business Combination (the “Closing”). Concurrently with the signing of the Merger Agreement, Capitol entered into a subscription agreement to sell 30.0 million shares of New Doma Common Stock to investors, for an aggregate of $300.0 million of proceeds, referred to as the “PIPE Financing.” The Cash Consideration shall be funded with Capitol’s available cash as of the Closing. To the extent not used to pay the Cash Consideration, the redemption price for any properly redeemed shares of Capitol’s Class A Common Stock, or fees and expenses related to the Business Combination and the related proposed financing transactions, the proceeds from Capitol’s Trust Account and the PIPE Financing will be used as working capital and for general corporate purposes by the combined company. The number of shares of New Doma Common Stock to be issued as Share Consideration will be based on a $10.00 per share value. For additional information regarding the consideration payable in the Business Consideration, see the section in this proxy statement/prospectus entitled “Proposal No. 1—The Business Combination Proposal.”
Upon Closing, Doma will become a wholly-owned subsidiary of Capitol, which will be renamed Doma Holdings, Inc. The Sellers are expected to have, as a group, the largest voting interest of New Doma’s Common Stock after close of the Business Combination and the PIPE Financing.
Following the Closing, the Sellers will also have the contingent right to receive up to an additional number of shares equal to 5% of the Earnout Fully Diluted Shares as of the Closing (“Sellers Earnout Shares”). The Sellers Earnout Shares are contingently issuable to the Sellers in two tranches: (i) one-half of such shares shall be issued if the last reported sale price of the New Doma Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period ending on or before the fifth anniversary of the Closing, and (ii) one-half of such shares shall be issued if the last reported sale price of the New Doma Common Stock equals or exceeds $17.50 for any 20 trading days within any 30-day trading period ending on or before the fifth anniversary of the Closing. Refer to the Merger Agreement and Amendment No. 1 to the Merger Agreement included as Exhibit 2.1and Exhibit 2.2, respectively, of the registration statement of which this proxy statement/prospectus forms a part for additional details. The contingently issuable Sellers Earnout Shares are treated as an equity classified contract because all settlement scenarios including those under fundamental change events are indexed to New Doma’s own Common Stock. The Sellers Earnout Shares have been excluded from the expected capitalization and pro forma per share calculations as more fully explained in Note 4.
Capitol, Doma and the Sponsors have also entered into a Sponsor Support Agreement, pursuant to which 20% of the Sponsors’ shares of Capitol’s Class B Common Stock as of the Closing will become subject to vesting, contingent upon the price of New Doma’s Common Stock exceeding certain thresholds (the “Sponsor Covered Shares”). The Sponsor Covered Shares will vest in two tranches: (i) one-half of such shares shall vest if the last reported sale price of the New Doma Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period ending on or before the tenth anniversary of the Closing, and (ii) one-half of such shares shall vest if the last reported sale price of the New Doma Common Stock equals or exceeds $17.50 for any 20 trading days within any 30-day trading period ending on or before the tenth anniversary of the Closing. Refer to the Sponsor Support Agreement included as Exhibit 10.1 of the registration statement of which this proxy statement/prospectus forms a part for additional details. The Sponsor Covered Shares are accounted for as a derivative due to the settlement adjustments upon change in control transactions that are not deemed to be indexed to New Doma’s own Common Stock, resulting in the derivative to be fair-valued upon Closing and subsequent to the Business Combination.
There is no specified maximum redemptions threshold stipulated under the Merger Agreement. However, the consummation of the Business Combination is conditioned upon, among other things, minimum cash of $450.0 million (“Minimum Cash”) from Capitol’s Trust Account, the PIPE financing and any other cash or cash equivalent holdings of Capitol after giving effect to cash used to pay the redemption price for any properly redeemed shares of Capitol’s Class A Common Stock.
Two scenarios are considered in the unaudited pro forma condensed combined financial information presentation herein:
•Assuming No Redemptions – This scenario assumes that none of the Capitol Stockholders will elect to redeem their Class A Common Stock for a pro rata portion of cash in the Trust Account, and thus the full amount of $345.0 million held in the Trust Account is available for the Business Combination.
•Assuming Maximum Redemptions – This scenario assumes that Capitol Stockholders will redeem approximately 19.5 million shares of Class A Common Stock for an aggregate redemption payment of $195.1 million. The aggregate redemption payment of $195.1 million was calculated as the difference between (i) cash and cash equivalents of approximately $0.1 million from Capitol as of March 31, 2021, available trust cash of $345.0 million and PIPE Financing of $300.0 million, collectively $645.1 million and (ii) minimum cash of $450.0 million. The number of public redemption shares of approximately 19.5 million shares of Class A Common Stock was calculated based on the estimated per share redemption value of approximately $10.00 ($345.0 million in the Trust Account divided by 34.5 million outstanding shares of Class A Common Stock held by Capitol’s public shareholders).

The following represents the aggregate consideration, exclusive of Sellers Earnout Shares ($ in thousands):

	Assuming No Redemptions	Assuming Maximum Redemptions(1)
Cash Consideration	$81,000	$74,956
Rollover of Doma’s outstanding options and warrants	67,606	68,449
Share Consideration	2,768,394	2,773,595
Total consideration, exclusive of Sellers Earnout Shares	$2,917,000	$2,917,000
_________________
(1)Doma has sole discretion to waive the Minimum Cash Condition at the Closing. The Maximum Redemptions scenario below did not take into consideration the possibility that the Minimum Cash Condition of $450.0 million would not be met. However, in the event that all of public shareholders Class A Common Stock redeem, only $300.1 million in cash would be available from the PIPE Financing and any other cash or cash equivalent holdings of Capitol, resulting in the Minimum Cash Condition not being satisfied. Should Doma then decide to waive the Minimum Cash Condition and the Sponsors forfeit their Capitol Class B Common Stock proportionately in accordance with the Sponsor Support Agreement, the cash paid to the Sellers (the “Secondary Available Cash Consideration” or the “Cash Consideration”) would be reduced to $20.0 million.

The following table summarizes the pro forma common stock outstanding under both the No Redemptions scenario and the Maximum Redemptions scenario:

	Assuming No Redemptions		Assuming Maximum Redemptions
In thousands	Shares	Ownership, %	Shares	Ownership, %
Doma stockholders(1)	276,839	79.5%	277,359	84.2%
Capitol public stockholders(2)	34,500	9.9%	14,991	4.6%
Sponsors(3)	6,900	2.0%	6,900	2.1%
PIPE investors	30,000	8.6%	30,000	9.1%
Total	348,239	100.0%	329,250	100.0%
_________________
(1)The New Doma Common Stock issued to the Sellers was calculated as Share Consideration divided by $10.00 per share.
(2)Under the Maximum Redemptions scenario, the Class A Common Stock held by Capitol public shareholders was calculated as the difference between 34.5 million shares outstanding as of March 31, 2021 and the potential maximum redemption of 19.5 million shares.
(3)The New Doma Common Stock held by the Sponsors was calculated as 8.625 million shares of Class B Common Stock outstanding as of March 31, 2021 minus the 1.725 million Class B Common Stock subject to vesting post Business Combination, converted on a one-for-one basis into New Doma Common Stock.
The Business Combination will be accounted for as a reverse recapitalization because Doma has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the No Redemptions and Maximum Redemptions scenarios:
•The Sellers will hold the majority of voting rights in New Doma under both the No Redemptions and the Maximums Redemptions scenarios;
•Doma will appoint eight out of ten members of New Doma’s initial board of directors; the Sponsors will appoint one member of New Doma’s board of directors; and the Sponsors and Doma will mutually agree on one member of New Doma’s board of directors;
•New Doma’s senior management will comprise all key management of Doma;
•Operations of Doma prior to the Business Combination will comprise the only ongoing operations of New Doma; and
•Doma is larger in relative size than Capitol based on total assets and total revenue.

Given that the transaction is treated as a reverse recapitalization, the Business Combination will be treated as the equivalent of Doma issuing stock for the net assets of Capitol, accompanied by a recapitalization. The net assets of Doma and Capitol will be stated at historical cost. No goodwill or intangible assets will be recorded in connection with the Business Combination.

UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET
MARCH 31, 2021
($ in thousands, except per share data)

			Assuming No Redemptions			Assuming Maximum Redemptions
	Capitol (Historical)	Doma (Historical)	Transaction Accounting Adjustments	Note	Pro Forma	Additional Transaction Accounting Adjustments	Note	Pro Forma
Assets
Cash and cash equivalents	$87	$181,867	$345,006	2a	$682,889	$—		$493,840
			300,000	2b		—
			(81,000)	2c		6,044	2c
			(13,513)	2d		—
			(49,158)	2e		—
			(400)	2f		(195,093)	2m
Marketable securities held in Trust Account	345,006	—	(345,006)	2a		—
Restricted cash	—	1,683	—		1,683	—		1,683
Investments:
Fixed maturities
Held-to-maturity debt securities, at amortized cost	—	65,298	—		65,298	—		65,298
Available-for-sale debt securities, at fair value	—	—	—		—	—		—
Equity securities, at fair value	—	—	—		—	—		—
Mortgage loans	—	2,950	—		2,950	—		2,950
Total Investments	—	68,248	—		68,248	—		68,248
Receivables, net	—	15,256	—		15,256	—		15,256
Prepaid expenses, deposits and other assets	666	16,565	(4,054)	2d	13,177	—		13,177
Fixed assets, net	—	25,143	—		25,143	—		25,143
Title plants	—	13,952	—		13,952	—		13,952
Goodwill	—	111,487	—		111,487	—		111,487
Trade names	—	1,341	—		1,341	—		1,341
Total Assets	345,759	435,542	151,875		933,176	(189,049)		744,127

Liabilities and Stockholders' Equity
Accounts payable	—	5,873	—		5,873	—		5,873
Accrued expenses and other liabilities	229	28,225	(1,438)	2d	27,016	—		27,016
Senior first lien note	—	133,131	—		133,131	—		133,131
Loan from a related party	—	—	—		—	—		—
Liability for loss and loss adjustment expenses	—	70,651	—		70,651	—		70,651
Promissory note - related party	400	—	(400)	2f	—	—		—
Deferred underwriting payable	12,075	—	(12,075)	2d	—	—		—

Warrant liabilities	23,400	—	—		23,400	—		23,400
Sponsor Covered Shares liability	—	—	14,059	2g	14,059	—		14,059
Total Liabilities	36,104	237,880	146		274,130	—		274,130

Temporary Equity
Class A common stock subject to possible redemption 30,465,565 shares at redemption value	304,655	—	(304,655)	2h	—	—		—

Stockholders' Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—	—		—	—		—
Class A common stock(1), $0.0001 par value 400,000,000 shares authorized; 4,034,435 issued and outstanding (excluding 30,465,565 shares subject to possible redemption)	—	—	35	2b, 2h, 2i, 2j	35	(2)	2i, 2m	33
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 shares issued and outstanding	1	—	(1)	2j	—	—		—
Series A preferred stock, 0.0001 par value; 7,295,759 shares authorized; 7,295,759 shares issued and outstanding	—	1	(1)	2k	—	—		—
Series A-1 preferred stock, 0.0001 par value; 12,975,006 shares authorized; 8,159,208 shares issued and outstanding	—	1	(1)	2k	—	—		—
Series A-2 preferred stock, 0.0001 par value; 2,335,837 shares authorized; 2,335,837 shares issued and outstanding	—	—	—		—	—		—
Series B preferred stock, 0.0001 par value; 2,642,036 shares authorized; 2,642,036 shares issued and outstanding	—	—	—		—	—		—
Series C preferred stock, 0.0001 par value; 10,755,377 shares authorized; 10,119,484 shares issued and outstanding	—	1	(1)	2k	—	—		—
Common stock, 0.0001 par value; 54,000,000 shares authorized; 10,920,847 shares issued and outstanding	—	1	(1)	2k	—	—		—
Additional paid-in capital	7,469	288,539	299,997	2b	596,005	—		596,005
	—	—	(81,000)	2c	(81,000)	6,044	2c	(74,956)

			(4,054)	2d	(4,054)	—		(4,054)
	—	—	(49,158)	2e	(49,158)	—		(49,158)
	—	—	(14,059)	2g	(14,059)	—		(14,059)
	—	—	304,652	2h	304,652	—		304,652
	—	—	(28)	2i	(28)	—	2i	(28)
	—	—	4	2k	4	—		4
	—	—	(2,470)	2l	(2,470)	—		(2,470)
	—	—	—		—	(195,091)	2m	(195,091)
Accumulated deficit	(2,470)	(90,881)	2,470	2l	(90,881)	—		(90,881)
Accumulated other comprehensive income	—	—	—		—	—		—
Total Stockholders' Equity	5,000	197,662	456,384		659,046	(189,049)		469,997
Total Liabilities and Stockholders' Equity	345,759	435,542	151,875		933,176	(189,049)		744,127
_________________
(1)Class A Common Stock will become New Doma Common Stock upon consummation of the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED
MARCH 31, 2021
($ in thousands, except share and per share amounts)

			Assuming No Redemptions			Assuming Maximum Redemptions
	Capitol (Historical)	Doma (Historical)	Transaction Accounting Adjustments	Note	Pro Forma	Additional Transaction Accounting Adjustments	Note	Pro Forma
Revenues:
Net premiums written	$—	$107,992	$—		$107,992	$—		$107,992
Escrow, other title-related fees and other	—	18,575	—		18,575	—		18,575
Investment, dividend and other income	—	1,229	—		1,229	—		1,229
Total revenues	—	127,796	—		127,796	—		127,796

Expenses:
Premiums retained by third-party agents	—	70,338	—		70,338	—		70,338
Title examination expense	—	4,853	—		4,853	—		4,853
Provision for claims	—	3,249	—		3,249	—		3,249
Personnel costs	—	43,464	—		43,464	—		43,464
Other operating expenses	—	14,165	—		14,165	—		14,165
Formation and operating costs	1,140	—	—		1,140	—		1,140
Total operating expenses	1,140	136,069	—		137,209	—		137,209
Loss from operations	(1,140)	(8,273)	—		(9,413)	—		(9,413)

Interest expense	—	(3,360)	—		(3,360)	—		(3,360)
Interest earned on marketable securities held in Trust Account	47	—	(47)	3a	—	—		—
Change in fair value of warrant liabilities	7,280	—	—		7,280	—		7,280
Unrealized loss on marketable securities held in Trust Account	(2)	—	2	3a	—	—		—
Loss before income taxes	6,185	(11,633)	(45)		(5,493)	—		(5,493)
Income tax expense	—	125	—	3b	125	—		125
Net loss	6,185	(11,758)	(45)		(5,618)	—		(5,618)

Net loss attribute to noncontrolling interest	—	—	—		—	—		—
Net loss attribute to Doma Holdings, Inc.	6,185	(11,758)	(45)		(5,618)	—		(5,618)

Net loss per share:
Net loss per share, Class A common stock subject to possible redemption - basic and diluted	0.00	n/a			n/a			n/a
Weighted average shares outstanding , Class A common stock subject to possible redemption - basic and diluted	29,846,985	n/a			n/a			n/a
Net loss per share - basic and diluted	0.46	1.05			(0.02)			(0.02)
Weighted average shares outstanding - basic and diluted	13,278,015	11,245,854			348,239,418			329,250,158

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2020
($ in thousands, except share and per share amounts)

			Assuming No Redemptions			Assuming Maximum Redemptions
	Capitol Historical (As Restated)	Doma (Historical)	Transaction Accounting Adjustments	Note	Pro Forma	Additional Transaction Accounting Adjustments	Note	Pro Forma
Revenues:
Net premiums written	$—	$345,608	$—		$345,608	$—		$345,608
Escrow, other title-related fees and other	—	61,275	—		$61,275	—		$61,275
Investment, dividend and other income	—	2,931	—		$2,931	—		$2,931
Total revenues	—	409,814	—		409,814	—		409,814

Expenses:
Premiums retained by third-party agents	—	220,143	—		$220,143	—		$220,143
Title examination expense	—	16,204	—		$16,204	—		$16,204
Provision for claims	—	15,337	—		$15,337	—		$15,337
Personnel costs	—	143,526	—		$143,526	—		$143,526
Other operating expenses	—	43,285	—		$43,285	—		$43,285
Formation, transaction and operating costs	1,031	—	—		$1,031	—		$1,031
Total operating expenses	1,031	438,495	—		439,526	—		439,526
Loss from operations	(1,031)	(28,681)	—		(29,712)	—		(29,712)

Interest expense	—	(5,579)	—		$(5,579)	—		$(5,579)
Interest earned on marketable securities held in Trust Account	15	—	(15)	3a	$—	—		$—
Change in fair value of warrant liabilities	(7,627)	—	—		(7,627)	—		(7,627)
Unrealized loss on marketable securities held in Trust Account	(2)	—	2	3a	$—	—		$—
Loss before income taxes	(8,645)	(34,260)	(13)		(42,918)	—		(42,918)
Income tax expense	—	843	—	3b	$843	—		$843
Net loss	(8,645)	(35,103)	(13)		(43,761)	—		(43,761)

Net loss attribute to noncontrolling interest	—	—	—		$—	—		$—
Net loss attribute to Doma, Inc.	(8,645)	(35,103)	(13)		(43,761)	—		(43,761)

Net loss per share
Net loss per share, Class A common stock subject to possible redemption - basic and diluted	0.00	n/a			n/a			n/a
Weighted average shares outstanding , Class A common stock subject to possible redemption - basic and diluted	29,846,985	n/a			n/a			n/a
Net loss per share - basic and diluted	(1.10)	(3.38)			(0.13)			(0.13)
Weighted average shares outstanding - basic and diluted	7,868,993	10,390,006			348,672,152			329,651,875

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)
Note 1 — Basis of pro forma presentation
The accompanying unaudited pro forma condensed combined financial information were prepared under the conclusion that the Business Combination is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Capitol will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the reverse recapitalization will be treated as the equivalent of Doma issuing stock for the net assets of Capitol, accompanied by a recapitalization. Operations prior to the reverse recapitalization will be those of Doma.
The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments in connection with the Business Combination. Given that the Business Combination is accounted for as a reverse recapitalization, the direct and incremental transaction costs related to the Business Combination and related proposed financing transactions are offset against the additional paid-in-capital.
The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of New Doma Common Stock outstanding, assuming the Business Combination and related proposed financing transactions occurred on January 1, 2020.
Note 2 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:
a)Reflects the reclassification of $345.0 million marketable securities held in the Trust Account that becomes available for transaction consideration, transaction expense, redemption of public shares and the operating activities following the Business Combination to cash and cash equivalents.
b)Reflects the gross cash proceeds of $300.0 million generated from the PIPE Financing through the issuance of 30.0 million shares of New Doma Common Stock to the PIPE investors. Of the $300.0 million, $3.0 thousand is recorded under Class A Common Stock at par and the remaining is recorded under additional paid-in-capital.
c)Reflects the payment of $81.0 million of Cash Consideration to the Sellers under the No Redemptions scenario and $74.9 million under the Maximum Redemptions scenario in connection with the Business Combination.
d)Reflects the payment of $13.5 million transaction costs incurred and accrued by Capitol and Doma. Of that amount, $12.1 million relates to the cash settlement of deferred underwriting payable incurred as part of Capitol’s IPO to be paid upon the consummation of a Business Combination. The remaining $1.4 million relates to the payment of direct and incremental transaction costs accrued on the historical balance sheet of Doma as of March 31, 2021. Given that Doma capitalized $4.1 million of transaction costs that were incurred and paid under prepaid expenses, deposits and other assets, they are reclassified to additional paid-in-capital upon the consummation of the Business Combination.
e)Reflects the transaction costs of $49.2 million that are expected to be incurred concurrently with the Business Combination by Capitol and Doma, such as legal, third-party advisory, investment banking, other miscellaneous fees. The costs are direct and incremental to the Business Combination, accounted for as a reverse recapitalization and thus will be reflected as a reduction to additional paid-in-capital and cash and cash equivalents.
f)Reflects the payment of Capitol’s related-party promissory note upon the consummation of the Business Combination.

g)Reflects the preliminary estimated fair value of $14.1 million of the Sponsor Covered Shares subject to vesting, contingent upon the price of New Doma Common Stock exceeding certain thresholds. The preliminary fair value was determined using the most reliable information currently available. The actual fair values could change materially once the final valuation is determined upon Closing. Refer to Note 5 for more information.
h)Represents the reclassification of $304.7 million of 30.5 million Class A Common Stock subject to possible redemption to permanent equity under both No Redemptions and Maximum Redemptions scenarios.
i)Reflects the issuance of 276.8 million shares to the Sellers under the No Redemptions scenario and 277.4 million shares under the Maximum Redemptions scenario at 0.0001 par value as consideration for the Business Combination.
j)Reflects the reclassification of $1.0 thousand par value of Capitol Class B Common Stock to Class A Common Stock at par value to account for the conversion of 6.9 million Class B Common Stock to Class A Common Stock on a one-for-one basis (refer to Note 4 herein).
k)Reflects the contractual conversion of the preferred stock triggered by the Business Combination and the reclassification of the Sellers stockholders’ equity to additional paid-in-capital, in connection with Doma’s recapitalization.
l)Reflects the elimination of Capitol’s historical accumulated deficit.
The additional pro forma adjustments assuming Maximum Redemptions:
m)Reflects $195.1 million withdrawal of funds from the Trust Account to fund the redemption of 19.5 million shares of Capitol Class A Common Stock at approximately $10.00 per share.
Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 are as follows:
a)Represents the elimination of $47.0 thousand of interest income and $2.0 thousand of unrealized loss on Capitol’s Trust Account for the three months ended March 31, 2021 and $15.0 thousand and $2.0 thousand for the year ended December 31, 2020, respectively.
b)Subsequent to the Business Combination, the net operating losses (“NOLs”) from Doma could be used to offset taxable income. Any income tax liability is expected to be fully offset by the deferred tax assets. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Capitol and Doma filed consolidated income tax returns during the periods presented.
Note 4 — Loss per Share Information
The pro forma weighted average shares calculations have been performed for the three months ended March 31, 2021 and the year ended December 31, 2020 using the expected New Doma Common Stock outstanding upon the consummation of the Business Combination, assuming the transaction occurred on January 1, 2020. The unaudited pro forma condensed combined loss per share (“LPS”), basic and diluted, are computed by dividing the pro forma net loss by the weighted average shares of New Doma Common Stock during the period.
Capitol has a total of 17,333,333 warrants outstanding to purchase Class A Common Stock, 11,500,000 of which were issued as part of the units sold in the IPO and 5,833,333 warrants of which were sold in a private placement simultaneously with the IPO. The warrants are exercisable at $11.50 per share amounts which exceeds the current market price of Capitol’s Class A Common Stock. These warrants are considered anti-dilutive and excluded from the loss per share calculation when the exercise price exceeds the average market value of the common stock price during the applicable period.

As a result, pro forma diluted LPS is the same as pro forma basic LPS for the periods presented.

	For the three months ended March 31, 2021		For the year ended December 31, 2020
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
In thousands, except per share data
Pro forma net loss	$(5,618)	$(5,618)	$(43,761)	$(43,761)
Basic and diluted weighted average shares outstanding	348,239	329,250	348,672	329,652
Pro forma basic and diluted loss per share	$(0.02)	$(0.02)	$(0.13)	$(0.13)

Pro forma basic and diluted weighted average shares
Doma stockholders	276,839	277,359	277,272	277,816
Capitol public stockholders	34,500	14,991	34,500	14,936
Sponsors	6,900	6,900	6,900	6,900
PIPE investors	30,000	30,000	30,000	30,000
Total pro forma basic and diluted weighted average shares	348,239	329,250	348,672	329,652
Note 5 — Sponsor Covered Shares
The Sponsor Covered Shares are expected to be accounted for as a derivative. These shares will become vested contingent upon the price of New Doma Common Stock exceeding certain thresholds or upon some strategic events, which include events that are not indexed to New Doma Common Stock. The preliminary estimated fair value of the Sponsor Covered Shares is $14.1 million. The estimated fair value of the Sponsor Covered Shares was determined by using a Monte Carlo simulation valuation model using a distribution of potential stock price outcomes on a daily basis over the 10-year vesting period. Assumptions used in the preliminary valuation, which are subject to change at the Closing, were as follows:
Current stock price: The current stock price was set at the deemed value of $10.00 per share for New Doma Common Stock.
Expected volatility: The expected volatility of 31.6% was calculated based on the third-quartile leverage adjusted (asset) volatility calculated using a set of 13 Guideline Public Companies (“GPCs”). The GPCs’ interquartile asset volatility was 21.4% to 30.5%. Since smaller companies are typically more volatile than their larger, more diversified peers and given Doma’s smaller size relative to the GPCs, the Company selected the third quartile volatility. Volatility for the GPCs was calculated over a lookback period of 10 year (or longest available data for GPCs whose trading history was shorter than 10 years), commensurate with the contractual term of the earnout shares.
Risk-free interest rate: The risk-free interest rate of 1.73% was determined based on the 10-year U.S. Constant Maturity.
Expected term: The expected term is the 10-year term of the vesting period.
Expected dividend yield: The expected dividend yield is zero as we have never declared or paid cash dividends and have no current plans to do so during the expected term.
The actual fair values of Sponsor Unvested Shares are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Closing.

OTHER INFORMATION RELATED TO CAPITOL
Unless the context otherwise requires, all references to “Capitol” or the “Company” and to “we,” “us” and “our” refer to Capitol Investment Corp. V prior to the Business Combination.
Introduction
Capitol is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. We were originally formed as a Cayman Islands exempted company on May 1, 2017. In May 2019, Capitol redomesticated from the Cayman Islands to Delaware and is now a Delaware corporation. Capitol’s efforts to identify a prospective target business were not limited to any particular industry or geographic location. Prior to executing the Merger Agreement, Capitol’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.
Mark Ein and Dyson Dryden established Capitol, their fifth blank check company, to invest in and help build an industry-leading public company that will aim to deliver long term value to stockholders. We believe that our extensive investing and company building experience, long track record with public acquisition companies, broad network of relationships, strategic expertise and deep engagement as proactive directors and advisors, combined with our capital, can be a meaningful catalyst for growth and value creation for the business that we partner with over the long term.
Mr. Ein is an investor, entrepreneur and philanthropist, who has created, acquired, invested in and built a series of growth companies across a diverse set of industries over the course of his 30-year career. During this time, in addition to leading four successful public acquisition companies, Mr. Ein has been involved in the founding or early stages of six companies that have been worth over one billion dollars and has led over $3.0 billion of private equity, venture capital and public company investments. Mr. Dryden has worked with Mr. Ein for over a decade, initially as his advisor, and since 2013 as his partner principally focused on their public acquisition company platform and its related investments. He brings over 20 years of investing, capital markets, capital raising and strategic advisory experience to Capitol.
Mr. Ein and Mr. Dryden have a long track record of successfully sourcing, evaluating, structuring, negotiating and executing four previous public acquisition company transactions. They are supported by a strong, dedicated investment team with a history of working together that we believe will provide us with valuable analytical, financial, transactional, communications and other expertise that we will leverage to identify and execute a business combination and drive future value for the combined business.
On December 4, 2020, we consummated our initial public offering of 34,500,000 units. Each unit consists of one share of Capitol Class A Common Stock and one-third of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one whole share of Capitol Class A Common Stock common stock for $11.50 per share. The Capitol Class A Common Stock common stock and the warrants included in the units traded as a unit until January 22, 2021, when separate trading of Capitol Class A Common Stock and warrants began. No fractional warrants were or will be issued and only whole warrants trade. Holders now have the option to continue to hold units or separate their units into the component pieces. The units were sold in the initial public offering at a price of $10.00 per unit, generating gross proceeds to us of $345,000,000.
Simultaneously with the consummation of the initial public offering on December 4, 2020, we completed the private placement of 5,833,333 private placement warrants at a purchase price of $1.50 per private placement warrant to our Sponsors, generating gross proceeds to us of $8,750,000.
Approximately $338.1 million of the net proceeds from the initial public offering and $6.9 million of the proceeds from the sale of the private placement warrants have been deposited in the Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee, established for the benefit of our public stockholders. After paying expenses associated with the initial public offering and the private placement, we had approximately $1.0 million of cash held outside of the Trust Account for working capital.

Except for the withdrawal from the Trust Account of interest earned on the funds held therein necessary to pay our taxes, if any, the funds in the Trust Account will not be released to us until the earlier of the completion of a business combination or our liquidation upon our failure to consummate a business combination within the required time period (which may not occur until December 4, 2022).
Effecting Capitol’s Initial Business Combination
Fair Market Value of Target Business
The NYSE rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (net of amounts previously disbursed to management for working capital purposes, if permitted, and excluding the amount of deferred underwriting discounts and commissions held in trust) at the time of our signing a definitive agreement in connection with our initial business combination. The Capitol Board of Directors determined that this test was met in connection with the proposed business combination with Doma as described in the section “The Business Combination Proposals” above.
Shareholder Approval of Business Combination
Capitol is seeking stockholder approval of the Business Combination at the special meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the Business Combination Proposal, into their pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to us (net of taxes payable). Capitol will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
The Sponsors and each director of Capitol have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any common stock held by them. The common stock held by the Sponsors will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsors owns 20% of the issued and outstanding common stock.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material non-public information regarding us or Capitol’s securities, the Sponsors, Doma or our or their respective directors, officers, advisors or affiliates may purchase public shares or warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares or warrants from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or warrants or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Capitol’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsors, Doma or their respective directors, officers, advisors or affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the Capitol Common Stock, represented in person or by proxy and entitled to vote at the special meeting, vote in favor of the Business Combination Proposal, the Stock Issuance Proposal, the Charter Proposal, the Incentive Award

Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) Capitol’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001. The purpose of such purchases of public warrants would be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination.
Liquidation If No Initial Business Combination
Our amended and restated certificate of incorporation provides that we will have until December 4, 2022 to complete our initial business combination. If we are have not completed our initial business combination within such 24-month period (or if such date is extended at a duly called meeting of stockholders, such later date), we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account not previously released to us to pay taxes (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to our obligations under Delaware law to provide for claims of creditors. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within such time period.
Our Sponsors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their founder shares if we fail to complete our initial business combination by December 4, 2022 (or if such date is extended at a duly called meeting of stockholders, such later date). Our other directors and officers have entered into the letter agreement, which imposes the same obligations on them with respect to any public shares acquired by them directly. However, if our Sponsors or other directors or officers acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the allotted time period.
The underwriters of our initial public offering have agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event we do not complete our initial business combination within the allotted time frame (including if the date is extended at a duly called meeting of stockholders, such later date) and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of our public shares.
Our Sponsors, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by December 4, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account not previously released to us to pay taxes (net of taxes payable), divided by the number of then-outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 immediately prior to or upon consummation of an initial business combination (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsors, any executive officer, director or director nominee, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account plus the interest earned on the funds in the Trust Account available to us, although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to provide us with additional working capital we will need to identify and complete one or more initial business combinations, as well as to pay any tax obligations that we may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of the initial public offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon our dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsors have agreed that they will be liable to us if and to the extent any claims by a third party (other than our independent public accountants) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsors to reserve for such indemnification obligations and we believe our Sponsors’ only assets are our securities. Therefore, we think it is unlikely that our Sponsors would be able to satisfy those obligations. None of our other officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsors assert that they are unable to satisfy their indemnification obligations or that they have no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsors to enforce their indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsors to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
We will seek to reduce the possibility that our Sponsors will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsors will also not be liable as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. We will have access to amounts held outside the Trust Account, if any, to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.
If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. See “Risk Factors — Risks Related to the Business Combination and Capitol —  If, after we distribute the proceeds in the Trust Account to our public stockholders, Capitol files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”
Our public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our public shares if we do not complete our initial business combination by December 4, 2022 (or if such date is extended at a duly called meeting of stockholders, such later date), (ii) in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination prior to until December 4, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of our amended and restated certificate of incorporation, like all provisions of our amended and restated certificate of incorporation, may be amended with a stockholder vote.
Facilities
Capitol currently maintains its principal executive offices at 1300 17th Street, Suite 820, Arlington, VA 22209 and maintains other offices as provided to it by its officers. The cost for this space is included in the $20,000 per-month aggregate fee Venturehouse Group, LLC and Dryden Capital Management, LLC charge Capitol for general and administrative services pursuant to a letter agreement between Capitol and such entities. Capitol believes, based on rents and fees for similar services in the D.C. metropolitan area, that the fee charged by Venturehouse Group, LLC and Dryden Capital Management, LLC is at least as favorable as Capitol could have obtained from an unaffiliated person. Capitol considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations.
Upon consummation of the business combination, the principal executive offices of Capitol will be those of New Doma, at which time nothing more will be paid to Venturehouse Group, LLC and Dryden Capital Management, LLC.
Employees
We currently have four executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. We do not intend to have any full time employees prior to the completion of our initial business combination.
Directors and Executive Officers
Capitol’s current directors and executive officers are as follows:

Name	Age	Position
Mark D. Ein	56	Chairman of the Board and Chief Executive Officer
L. Dyson Dryden	45	President, Chief Financial Officer and Director
Alfheidur H. Saemundsson	41	Executive Vice President and Secretary
Preston P. Parnell	29	Vice President
Lawrence Calcano	58	Director
Richard C. Donaldson	61	Director
Raul J. Fernandez	54	Director
Thomas S. Smith, Jr.	55	Director
Mark D. Ein. Mr. Ein has served as our Chairman, Chief Executive Officer and a member of the Board of Directors since our inception. Mr. Ein is an investor, entrepreneur and philanthropist, who has created, acquired, invested in and built a series of growth companies across a diverse set of industries over the course of his 30-year career. During this time, Mr. Ein has been involved in the founding or early stages of six companies that have been worth over one billion dollars and has led over $3.0 billion of private equity, venture capital and public company investments. Since its formation in May 2017, Mr. Ein has served as the Chairman of the Board and Chief Executive Officer of Capitol V. Mr. Ein has served in these same roles for Capitol VI and Capitol VII since their respective formations in January 2021, and as a director of BrightSpark since its formation in February 2021. From May 2017 until July 2019, Mr. Ein was the Chairman of the Board and Chief Executive Officer of Capitol IV, a blank check company formed for substantially similar purposes of our company. In July 2019, Capitol IV completed its business combination with Nesco Holdings, Inc. (“Nesco”) (NYSE:NSCO), one of the largest specialty equipment rental providers to the growing electric utility transmission and distribution, telecom and rail industries in North America. In April 2021, Nesco acquired Custom Truck One Source, another leading provider of specialized truck and heavy equipment solutions, and changed its name to Custom Truck One Source, Inc. We refer to the combined company as Custom Truck One Source. Mr. Ein has served as a director on the Board of Nesco since the closing of its business combination, and is now a director of the Board of Custom Truck One Source. From July 2015 until June 2017, Mr. Ein was the Chairman of the Board and Chief Executive Officer of Capitol III, a blank check company formed for substantially similar purposes as our company. In June 2017, Capitol III completed its business combination with Canyon Holdings S.a r.l. (“Cision”) (NYSE:CISN), a leading media communication technology and analytics company. Mr. Ein served as Vice-Chairman of the Board of Cision from the closing of its business combination until January 2020 when it was sold to Platinum Equity and taken private. From August 2010 to July 2015, Mr. Ein was the Chairman of the Board, Chief Executive Officer, Treasurer and Secretary of Capitol II, a blank check company formed for substantially similar purposes as our company. In July 2015, Capitol II completed its business combination with Lindblad Expeditions, Inc. (“Lindblad”) (NASDAQ:LIND), a global leader in expedition cruising and extraordinary travel experiences. Mr. Ein has served as Chairman of the Board of Lindblad since the closing of the business combination. From June 2007 to October 2009, Mr. Ein was the Chief Executive Officer and Director

of Capitol I, a blank check company formed for substantially similar purposes as our company. Capitol I completed its business combination with Two Harbors Investment Corp. (“Two Harbors”) (NYSE: TWO), a Maryland real estate investment trust, in October 2009. From October 2009 to May 2015, Mr. Ein served as the Non-Executive Vice Chairman of Two Harbors’ Board of Directors. Mr. Ein is the Founder of Venturehouse Group, LLC, a holding company that creates, invests in and builds companies, and has served as its Chairman and Chief Executive Officer since 1999. He has also been the President of Leland Investments Inc., a private investment firm, since 2005. Mr. Ein is Co-Chairman of Kastle Holding Company LLC, which through its subsidiaries is the majority owner and conducts the business of Kastle Systems, LLC, a provider of building and office security systems that was acquired in January 2007. Mr. Ein has also served on the Board of Directors of Soho House Holdings Limited since September 2018.
Mr. Ein is the Founder and Owner of MDE Sports, which owns the Citi Open tennis tournament in Washington, D.C., one of the five largest tennis events in the United States and one of only five major tournaments in the United States featuring players from both the ATP and WTA Tours competing simultaneously. MDE Sports also owns the Washington Kastles World Team Tennis franchise that has won the league championship six of its 13 years since its founding by Mr. Ein and had one of the longest winning streaks in U.S. pro team sports history, winning 34 straight matches from 2011 through 2013. In September 2018, Mr. Ein founded and became Chairman of Washington E-Sports Ventures, which owns the Washington Justice esports franchise in the Overwatch League, bringing the premier global esports league to the greater Washington, D.C. region, and, also in 2018, Mr. Ein acquired the Washington City Paper, the renowned weekly paper serving the Washington, D.C. metropolitan area since 1981.
A native of the Washington area, he actively supports many community, charitable and cultural organizations and currently serves on the boards of the D.C. Public Education Fund (as Chairman since 2010, the Fund has raised $130 million of philanthropic support for D.C. Public Schools), the Smithsonian National Museum of Natural History, D.C. College Access Program and D.C. Policy Center (Co-Founder). He currently serves as a Presidential Appointee to the Board of the United States Tennis Association, having previously served on the board from 2012 to 2018 (serving as a Vice President of the Board from 2016 to 2018). Mr. Ein has been a member of the World Economic Forum since 2016, and the Gridiron Club, the oldest and one of the most prestigious journalistic organizations in Washington, DC.
He has won numerous awards, including the Washington Business Hall of Fame, Washington, D.C. Business Leader of the Year from the Chamber of Commerce in 2011 and 2019, the Jefferson Award for public service and Entrepreneur of the Year Awards from Ernst and Young and the National Foundation for Teaching Entrepreneurship. In September 2009, Washington, D.C. Mayor Adrian Fenty presented Mr. Ein with the Key to the City, highlighting his Washington Kastles success on the court and, “for their commitment to the District’s communities and our youth.”
Previously in his career, Mr. Ein worked for The Carlyle Group, Brentwood Associates, and Goldman, Sachs & Co. Mr. Ein received a B.S. in Economics with a concentration in Finance from the University of Pennsylvania’s Wharton School of Finance and an M.B.A. from the Harvard Business School.
L. Dyson Dryden. Mr. Dryden has served as our President, Chief Financial Officer and a member of the Board of Directors since our inception. Since its formation in May 2017, Mr. Dryden has served as President, Chief Financial Officer and a director of Capitol V. Mr. Dryden has served in these same roles for Capitol VI and Capitol VII since their respective formations in January 2021, and as a director of BrightSpark since its formation in February 2021. From May 2017 until it completed its business combination with Nesco in July 2019, Mr. Dryden served as President, Chief Financial Officer and a member of the Board of Directors of Capitol IV. Mr. Dryden was a member of the Board of Directors of Nesco from the time of its business combination with Capitol IV until April 2021, serving most recently as Co-Chairman. From July 2015 until it completed its business combination with Cision in June 2017, Mr. Dryden was the President, Chief Financial Officer, Treasurer, Secretary and a Director of Capitol III. From the closing of the business combination until the sale of the company January 2020, Mr. Dryden served as a Director of Cision. From March 2013 to July 2015, Mr. Dryden served as the Chief Financial Officer and a Director of Capitol II. In July 2015, Capitol II completed its business combination with Lindblad. Mr. Dryden has continued to serve as a Director of Lindblad since the closing of its business combination. Mr. Dryden is also the founder of Dryden Capital Management, LLC, a private investment firm that invests in and builds private companies, and has served as its President since March 2013. Mr. Dryden has also been Vice Chairman of CDS Logistics Management, Inc., one of the largest providers of home improvement product delivery services in the United States, since 2009. From August 2005 to February 2013, Mr. Dryden worked in Citigroup’s Investment Banking division in New York, most recently as a Managing Director where he led the coverage effort for a number of the firm’s Global Technology, Media and Telecommunications clients. From 2000 to 2005, Mr. Dryden held the titles of Associate and Vice President at Jefferies & Company, a middle market investment banking firm. From 1998 to 2000, Mr. Dryden worked in the investment banking group at BB&T Corporation. Mr. Dryden is currently a member of the Board of Directors of Washington E-Sports Ventures, LLC, founded to purchase an Overwatch League Team and build other esports teams that will represent the capital region from Baltimore to Richmond including Washington, D.C. and all of Maryland and Virginia. Mr. Dryden holds a B.S. in Business Administration with a dual concentration in finance and management from the University of Richmond.
Alfheidur H. Saemundsson has served as our Executive Vice President and Secretary since October 2017. Ms. Saemundsson has also served as Chief Financial Officer, Treasurer and Secretary of BrightSpark since its inception. From July 2017 until its business combination in July 2019, Ms. Saemundsson was Executive Vice President of Corporate Development and Secretary of Capitol IV. From October 2015 to June 2017, Ms. Saemundsson served as vice president of Capitol III. From May 2013 to July 2015, Ms. Saemundsson served as a consultant to Capitol II and has continued to serve as a consultant to Lindblad Expeditions since the closing of its business combination with Capitol II supporting the company’s financial planning and analysis, corporate development, capital raising and investor relations activities. From November 2011 to May 2013, Ms. Saemundsson was a vice president with Quadrangle Group LLC, a private investment firm focused on the communications, media and information sectors. Prior to joining Quadrangle, Ms. Saemundsson held the role of Vice President in Citigroup’s investment banking division in New York where she covered the media and telecommunications sectors. Previously, Ms. Saemundsson was an Analyst with British Sky Broadcasting in London. Ms. Saemundsson also previously served on the Board of Directors of NTELOS Holdings Corp. Ms. Saemundsson received a Bachelor of Arts degree from Yale University and an M.B.A. from the Yale School of Management where she was a Silver Scholar. Ms. Saemundsson is a CFA charterholder.
Preston P. Parnell has served as our Vice President since August 2019. Mr. Parnell previously served as a consultant for Capitol IV from July 2017 until its business combination with Nesco in July 2019. Mr. Parnell continued to serve as a consultant to Nesco supporting the company’s financial planning and analysis, corporate development and investor relations activities from the time of its business combination until the acquisition of Custom Truck One Source in April 2021 from the time of the business combination until the acquisition of Custom Truck One Source in April 2021. Mr. Parnell also serves as Vice President of Business Development for Washington Esports Ventures, Mr. Ein and Mr. Dryden’s esports investment platform. Previously, Mr. Parnell was a consultant for Capitol III from February 2016 until its business combination with Cision in June 2017 and continued as a board observer until the company was acquired in December 2019. Prior to Capitol III, Mr. Parnell worked in the Media and Telecommunications investment banking group at Citi, where he covered a wide array of media and telecom clients and was involved in advising multiple transactions, including Capitol II in its business combination with Lindblad Expeditions. Mr. Parnell graduated cum laude from New York University’s Stern School of Business, where he received a Bachelor of Science degree in finance and accounting with a minor in politics.
Lawrence Calcano has served as a member of our Board of Directors since December 2018. Mr. Calcano is the Chairman and Chief Executive Officer of Institutional Capital Network, Inc. (or iCapital Network). Mr. Calcano began working with iCapital shortly after its 2013 founding to lead key strategic and business development initiatives. iCapital is a technology platform for the alternative investment marketplace that currently has about $71 billion of assets operated and managed on its platform. Throughout Mr. Calcano’s tenure, iCapital has completed seven acquisitions and has also grown significantly on an organic basis. Mr. Calcano has a long affiliation with the Capitol team. From September 2007 until its merger with Two Harbors in October 2009, Mr. Calcano served as a member of the Board of Directors of Capitol I. From March 2013 until its merger with Lindblad Expeditions, Mr. Calcano also served as a member of the Board of Directors of Capitol II. From September 2015 until its merger with Cision in June 2017, Mr. Calcano also served as a member of the Board of Directors of Capitol III. From June 2017 until its merger with Nesco, Mr. Calcano served as a member of the Board of Directors of Capitol IV. In addition, Mr. Calcano has served as a member of the Board of Directors for Capitol VI and Capitol VII since February 2021.

From 1990 to June 2006, Mr. Calcano was affiliated with Goldman Sachs & Co., most recently serving as the co-head of the Global Technology Banking Group of the Investment Banking Division, prior to which he headed the firm’s east coast technology group and was the co-Chief Operating Officer of the High Technology Department. From 1985 to 1988, Mr. Calcano was an analyst at Morgan Stanley. Mr. Calcano was named to the Forbes Midas List of the most influential people in venture capital in 2001 (the inaugural year), 2002, 2004, 2005 and 2006. Mr. Calcano received a B.A. from College of the Holy Cross, and attended the Amos Tuck School of Business at Dartmouth College from 1988 to 1990, graduating as a Tuck Scholar.
Richard C. Donaldson has served as a member of our Board of Directors since December 2018. Mr. Donaldson is a Retired Partner with Pillsbury Winthrop Shaw Pittman LLP, a global law firm, where he started in 1985. Mr. Donaldson served as Pillsbury’s Chief Operating Officer and a member of the firm’s Executive Team from June 2006 until July 2017. Mr. Donaldson also served as a member of Pillsbury’s Board of Directors from May 2006 until May 2015. Mr. Donaldson has a long affiliation with the Capitol team. From September 2007 until its merger with Two Harbors in October 2009, Mr. Donaldson served as a member of the Board of Directors of Capitol I. From March 2013 until its merger with Lindblad Expeditions, Mr. Donaldson also served as a member of the Board of Directors of Capitol II. From September 2015 until its merger with Cision in June 2017, Mr. Donaldson also served as a member of the Board of Directors of Capitol III. From June 2017 until its merger with Nesco, Mr. Donaldson served as a member of the Board of Directors of Capitol IV. Mr. Donaldson currently serves on the Board of Directors of Arizona Cardinals Holdings, Inc. In addition, Mr. Donaldson has served as a member of the Board of Directors for Capitol VI and Capitol VII since February 2021. From June 2000 to August 2001, Mr. Donaldson served as Managing Director of Venturehouse Group and he has served as a member of its Board of Directors since June 2000.
Mr. Donaldson previously served on the Board of Directors of Greater DC Cares and the Board of Directors of the Woolly Mammoth Theatre Company in Washington, D.C. Mr. Donaldson received a B.A. from Cornell University in 1982 and a J.D. from The University of Chicago Law School in 1985.
Raul J. Fernandez has served as a member of our Board of Directors since October 2020. Mr. Fernandez has served as Vice Chairman and owner of Monumental Sports & Entertainment, a private partnership that co-owns the NBA’s Washington Wizards, the NHL’s Washington Capitals, the WNBA’s Washington Mystics and Wizards District Gaming NBA 2K team, and which co-owns and operates the Capital One Arena in Washington, D.C., since 2010. He has served as Special Advisor to, and is a Limited Partner of, General Atlantic Partners, a growth equity firm, since 2001. He also serves as Special Advisor to, and Limited Partner of, Carrick Capital Partners, a growth equity firm. Mr. Fernandez has a long affiliation with the Capitol team and served on the Board of Directors of Capitol I from September 2007 until its merger with Two Harbors in October 2009. Mr. Fernandez previously served in several leadership roles at various technology companies, including, from 2004 to 2017, as Chairman and Chief Executive Officer for ObjectVideo, Inc., a developer of intelligent video surveillance software. Mr. Fernandez also founded Proxicom, Inc. (NASDAQ: PXCM), a global provider of e-commerce solutions for Fortune 500 companies, and served as its Chief Executive Officer and Chairman of its board of directors since its inception in 1991 until its acquisition in 2001. He is currently on the board of directors of Broadcom Inc., GameStop Corp. and DXC Technology Company. Mr. Fernandez also served as a director of Kate Spade & Co. from 2001 through 2017, and previously served as a member of President George W. Bush’s Council of Advisors on Science and Technology.
Thomas S. (Tad) Smith, Jr. has served as a member of our Board of Directors since February 2021. Mr. Smith is currently the CEO and a director of Home Care Assistance, LLC, where he has served since November 2020 and a director of Ocean Outdoor Ltd., where he has served since January 1, 2021. Previously, he was the President and CEO of the global auction house Sotheby’s, serving from March 2015 through October 2019, and then stepping down after successfully selling the company. From February 2014 to March 2015, he served as President and Chief Executive Officer of Madison Square Garden Company, a diversified media, entertainment and sports company. From 2009 to February 2014, Mr. Smith was President, Local Media, of Cablevision, as well as responsible for Cablevision Media Sales. From 2000 to 2009, he worked for Reed Elsevier Group PLC, a worldwide media company, where he last served as chief executive officer of the company’s U.S. business-to-business division, Reed Business Information. He currently serves as an Adjunct Professor at NYU Stern School of Business. Mr. Smith currently serves as a board member of Lindblad, which went public through a business combination with Capitol II in July 2015. In addition, Mr. Smith has served as a member of the Board of Directors for Capitol VI and Capitol

VII since February 2021. Mr. Smith also serves as a board member of Los Angeles-based technology company Verishop and as a board member of New York-based technology company Simulmedia. Mr. Smith is also the Chairman of the Advisory Board of the Zero Gravity Corporation, which provides science and tourism flights in zero gravity environments. Mr. Smith serves on the Dean’s Advisory Board of Harvard Business School, the Advisory Board of the Hospital for Special Surgery, the President’s Council for Lincoln Center for the Performing Arts and the board of directors of the Prostate Cancer Foundation. Mr. Smith received a Master of Business Administration from Harvard Business School where he was a George F. Baker Scholar and a Horace W. Goldsmith Fellow. He received a Bachelor of Arts from Princeton University’s Woodrow Wilson School of Public and International Affairs, where he received the R.W. Van de Velde Award.
There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against Capitol, and Capitol has not been subject to any such proceeding in the ten years preceding the date of this proxy statement/prospectus.
Periodic Reporting and Audited Financial Statements
Capitol has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Capitol’s annual reports contain financial statements audited and reported on by Capitol’s independent registered public accounting firm. Capitol has filed with the SEC its Annual Report on Form 10-K covering the year ended December 31, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CAPITOL
The following discussion and analysis of the financial condition and results of operations of Capitol Investment Corp. V (for purposes of this section, “Capitol,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of Capitol included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Our efforts to identify a prospective target business were not limited to any particular industry or geographic location.
Results of Operations
We consummated our initial public offering on December 4, 2020. All activity through December 4, 2020 relates to our formation, the IPO and simultaneous private placement of private placement warrants. Since the IPO, our activity has been limited to our search for a target business with which to complete an initial business combination and activities in connection with the proposed Business Combination with Doma.
We have not generated any operating revenues to date and will not do so until the consummation of a business combination. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. Additionally, we recognize non-cash gains and losses related to changes in recurring fair value measurement of our warrant liabilities at each reporting period within other income (expense).
Three Months Ended March 31, 2021 Compared with Three Months Ended March 31, 2020
For the three months ended March 31, 2021, we had net income of $6,185,799, which consisted of interest income on marketable securities held in the Trust Account of $47,359 and a gain from the change in fair value of warrant liabilities of $7,280,000, offset by an unrealized loss on marketable securities held in the Trust Account of $1,840 and operating costs of $1,139,720.
For the three months ended March 31, 2020, we had a net loss of $20, which consisted of operating costs.
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
For the year ended December 31, 2020, we had a net loss of $8,645,008, which consisted of operating and transaction costs of $1,030,921 and an unrealized loss on marketable securities held in our Trust Account of $2,201, offset by interest income on marketable securities held in the Trust Account of $14,781 and the loss from the change in fair value of warrant liabilities of $7,626,667.
For the year ended December 31, 2019, we had a net loss of $3,769, which consisted of operating costs.
Liquidity and Capital Resources
Until the consummation of the IPO, our only source of liquidity was an initial purchase of common stock by the Sponsors, and loans and advances from related parties.
On December 4, 2020, we consummated our IPO of 34,500,000 units. The units were sold at a price of $10.00 per unit, generating gross proceeds to us of $345,000,000. Simultaneously with the consummation of the IPO on December 4, 2020, we completed the private placement of 5,833,333 private placement warrants at a purchase price of $1.50 per private placement warrant, to our Sponsors, generating gross proceeds to us of $8,750,000. Approximately $338.1 million of the net proceeds from the IPO and $6.9 million of the proceeds from the sale of the private placement warrants have been deposited in a trust account maintained by Continental, acting as trustee, established for the benefit of our public stockholders. After paying expenses associated with the IPO and the private placement, we had approximately $1.0 million of cash held outside the Trust Account for working capital.
Except for the withdrawal from the Trust Account of interest earned on the funds held therein necessary to pay taxes, if any, the funds in the Trust Account will not be released to us until the earlier of the completion of a business combination or our liquidation upon our failure to consummate a business combination within the required time period (which may not occur until December 4, 2022).
As of March 31, 2021 and December 31, 2020, we had cash and marketable securities held in the Trust Account of $345,006,438 and $345,012,580, respectively. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account not previously released to us (less taxes payable and deferred underwriting commissions) to complete a business combination. We may withdraw interest to pay our taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
As of March 31, 2021 and December 31, 2020, we had cash of $86,962 and $632,387, respectively, outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses and structure, negotiate and complete a business combination.
If our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to a business combination. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsors, officers and directors or their respective affiliates may, but are not obligated to, loan us funds as may be required on a non-interest basis. In February 2021, the Sponsors collectively committed to provide us an aggregate of $970,000 in loans. On March 12, 2021 and April 20, 2021, the directors agreed to loan Capitol an aggregate of $400,000 and $300,000, respectively, for an aggregate of $700,000 in such loans in the form of unsecured, non-interest bearing promissory notes. In May 2021, the Sponsors and the independent directors collectively committed to provide an additional $756,000 in loans. These loans, as well as any future loans that may be made by our officers and directors (or their affiliates), would be payable at the consummation of a business combination. In the event that we do not close a business combination, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $2,000,000 (or $1,500,000 in connection with the Business Combination) of such loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. Prior to the completion of a business combination, we do not expect to seek loans from parties other than our Sponsors, officers, directors or their respective affiliates as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
Based on the loans and loan commitment provided by the Sponsors, we believe we will have sufficient cash to meet the Company’s working capital needs through the earlier of consummation of a business combination or May 17, 2022.
We may need to obtain additional financing to complete a business combination, either because the transaction requires more cash than is available from the proceeds held in our Trust Account or because we become obligated to redeem a significant number of our public shares upon completion of a business combination, in which case we may issue additional securities or incur debt in connection with such business combination. If we are unable to complete a business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account.
Three Months Ended March 31, 2021 Compared with Three Months Ended March 31, 2020
For the three months ended March 31, 2021, cash used in operating activities was $997,086. Net income of $6,185,799 was affected by interest earned on marketable securities held in the Trust Account of $47,359, an unrealized loss on marketable securities of $1,840, a gain from the change in fair value of warrant liabilities of $7,280,000 and changes in operating assets and liabilities, which provided $142,634 of cash.
For the three months ended March 31, 2020, cash provided by operating activities was $108. Net loss of $20 was offset by changes in operating assets and liabilities, which provided $128 of cash from operating activities.
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
For the year ended December 31, 2020, cash used in operating activities was $739,321. Net loss of $8.645,008 was affected by interest earned on marketable securities held in the Trust Account of $14,781, an unrealized loss on marketable securities held in our Trust Account of $2,201 and changes in operating assets and liabilities, which used $581,824 of cash from operating activities, transaction costs allocable to warrant liabilities of $873,424 and the loss from the change in fair value of warrant liabilities was $7,626,667.
For the year ended December 31, 2019, cash used in operating activities was $1,834. Net loss of $3,769 was affected by changes in operating assets and liabilities, which provided $1,935 of cash from operating activities.
Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of March 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay two affiliates of our executive officers an aggregate monthly fee of $20,000 for office space and secretarial support provided to the Company and the $700,000 of promissory notes described above. We began incurring these fees on December 4, 2020 and will continue to incur these fees monthly until the earlier of the completion of a business combination and the Company’s liquidation.
The underwriters are entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the initial public offering or an aggregate of $12,075,000, which was placed in the Trust Account.
We entered into a fee arrangement with a service provider pursuant to which certain fees incurred by us will be deferred and become payable only if we consummate a business combination. If a business combination does not occur, we will not be required to pay these contingent fees. As of March 31, 2021 and December 31, 2020, the amount of these contingent fees was approximately $1,708,000 and $404,000, respectively. There can be no assurances that we will complete a business combination.
In December 2020, subsequent to the consummation of our IPO, we entered into three consulting arrangements for services to help identify and introduce us to potential targets and provide assistance with due diligence, deal structuring, documentation and obtaining shareholder approval for an initial business combination. These agreements provide for an aggregate monthly fee of $62,500 and aggregate success fees of $1,100,000 payable upon the consummation of an initial business combination. The accrued amount under these agreements was zero and approximately $38,300 as of March 31, 2021 and December 31, 2020, respectively.

Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Warrant Liabilities
We account for the warrants issued in connection with our initial public offering in accordance with Accounting Standards Codification Topic 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity” (“ASC 815”), under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the statement of operations in the period of change.
Class A Common Stock Subject to Possible Redemption
We account for our shares of Capitol Class A Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification Topic 480 “Distinguishing Liabilities from Equity.” Shares of Capitol Class A Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the Capitol Class A Common Stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our balance sheets.
Net Loss per Common Share
We apply the two-class method in calculating earnings per share. Net loss per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, by the weighted average number of shares of Class A redeemable common stock outstanding for the periods. Net loss per common share, basic and diluted for and Class B non-redeemable common stock is calculated by dividing net loss less income attributable to Class A redeemable common stock, by the weighted average number of shares of Class B non-redeemable common stock outstanding for the period presented.
Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.
Quantitative and Qualitative Disclosures About Market Risk
The net proceeds of our IPO and the sale of the private placement warrants held in the Trust Account may be invested only in U.S. government treasury obligations with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there is no associated material exposure to interest rate risk.
Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the quarter ended March 31, 2021 and the fiscal year ended December 31, 2020, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial and accounting officer have concluded that during those periods covered by this proxy statement/prospectus, our disclosure controls and procedures were not effective, due solely to the material weakness in our internal control over financial reporting described below in “—Changes in Internal Control Over Financial Reporting.” In light of this material weakness, we performed additional analyses as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that our financial statements included in this proxy statement/prospectus present fairly in all material respects our financial position, results of operations and cash flows for the periods presented.
Changes in Internal Control Over Financial Reporting
For the three months ended March 31, 2021 and the year ended December 31, 2020, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting as the circumstances that led to the restatement of our financial statements described herein had not yet been identified. Due solely to the events that led to our restatement of our audited financial statements for the fiscal year ended December 31, 2020, management has identified a material weakness in internal controls related to the accounting for warrants issued in connection with our IPO, as described in Note 2 to the Notes to Financial Statements entitled “Restatement of Previously Issued Financial Statements.”

THE BUSINESS OF DOMA
Unless the context otherwise requires, all references to “Doma” or the “Company” and to “we,” “us” and “our” refer to Doma Holdings, Inc. prior to the Business Combination.
Mission
Doma is a technology company that is architecting the future of real estate transactions. Using machine intelligence and our proprietary technology solutions, we are creating a vastly more simple, efficient, and affordable real estate closing experience for current and prospective homeowners, lenders, title agents and real estate professionals.
Our mission is to remove friction and frustration from an antiquated real estate transaction process that has been stuck in the 19th century, buried in piles of paper and hampered by technology that is decades out of date. Our approach is based on our innovative cloud platform, “Doma Intelligence,” which allows us to deliver a previously unimaginable customer experience at every point in the closing process of a home purchase or refinance.
Doma’s broader mission is founded on the premise that home ownership represents a key milestone in life that should be available to all individuals, regardless of their socio-economic circumstances, the color of their skin, where they come from, who they choose as a life partner, or their religious beliefs. The important life event of owning a home is, however, also one of the most stressful processes — according to a survey of 2,000 Americans by Homes.com, about 40% said buying a new home is the most stressful event in modern life. Another 44% said they felt nervous throughout the home-buying process. We believe that these sentiments are due in large part to the complexity and lack of transparency that exists in the real estate industry today.
Overview
Doma was founded in 2016 to focus top-tier data scientists, product managers, and engineers on building game-changing technology to completely reimagine the residential real estate closing process. Our approach to the title and escrow process is driven by our innovative full stack platform, Doma Intelligence. Doma Intelligence is the result of significant investment in research and development over more than four years across a team of more than 100 people, creating a revolutionary new end-to-end closing platform that seeks to eliminate all of the latent, manual tasks involved in underwriting title insurance, performing core escrow functions, generating closing documentation and getting documents signed and recorded. The platform harnesses the power of data analytics, machine learning and natural language processing, which will enable us to deliver a cheaper and faster closing transaction with a seamless customer experience at every point in the process. Doma’s machine intelligence algorithms are being trained and optimized on 30 years of historical anonymized closing transaction data allowing us to make underwriting decisions in less than a minute and significantly reduce the time, effort and cost of the entire process.
We founded Doma to create a home ownership process for today’s consumers who expect instant, digital experiences. Our end-customers are homeowners engaged in residential real estate purchase or refinance transactions. In resale and purchase transactions, we reach homeowners primarily through real estate agents. In refinance transactions, we reach homeowners refinancing existing mortgages on their homes through our relationships with large, centralized lenders and loan officers at local and regional lenders. Our underwriting insurance business services Doma transactions in addition to purchase and refinance transactions for independent title agents.
For refinance transaction orders currently driven through the Doma Intelligence platform, our technological edge allows us to provide a strong value proposition. Our technology has shown that it is capable of:
•providing a clear-to-close decision on over 80% of title insurance orders driven through the platform in one minute or less, instead of the more typical three to five days of legacy title & escrow providers;
•delivering a notably faster end-to-end process, with some customers experiencing 15 to 25% faster closings, which shortens the typical 30 to 50 day mortgage closing timeframes;

•enabling one of our largest, longest tenured customers to make up to 50% fewer “touches” throughout the closing process since they started driving orders through our Doma Intelligence platform, as compared to their orders that we run solely through the traditional manual process, which equates to large efficiency gains and reduced labor costs for us and our customers; and
•achieving over 20% higher order close rate using the platform, driven in part by the speed of our process, increasing revenue for Doma and our customers.
Our go-to-market strategy is centered on two high-performing distribution channels, which we call Local and Strategic and Enterprise Accounts (“S&EA”). Our Local channel encompasses a network of 81 field offices across the United States which processes both purchase and refinance transactions, originated primarily through local real estate brokers and local branch loan officers. Access to our Local channel began with our acquisition of North American Title Company (“NATC”) and North American Title Insurance Company (“NATIC”) in 2019. The embedded licensure across the acquired geographic footprint expanded our capacity to service over 80% of the U.S. market and gave us local market capabilities to directly originate and service both purchase and refinance title and escrow business in key metropolitan areas. Our S&EA channel focuses on capturing significant volume share from large, centralized lenders and mortgage originators. Our existing customers and partners in our S&EA channel include major lenders such as Chase, Homepoint, Filo, PennyMac, Sierra Pacific and Wells Fargo & Company. These partners have developed operating and processing systems for originating and processing refinance transactions at scale. We expect S&EA growth to outpace our overall growth due to a combination of new customer acquisition and wallet share growth in our existing customers, driven by the advanced capabilities of our Doma Intelligence platform. Today, our Doma Intelligence platform is currently used for refinance transactions, with all of the S&EA order volume on the platform and a growing portion of transactions from our Local channel run through the Doma Intelligence platform. The acquisition of NATIC also provided Doma with the advantage of having significantly expanded national underwriting capabilities and a channel to attract independent title agents into the broader Doma ecosystem.
We believe we have an attractive business model with strong profitability as reflected by our approximately 50% adjusted gross profit as a percentage of retained premiums and fees. In 2020, we estimate that we had less than 1% market share of the title, escrow and closing market, which is based on Doma’s 2020 direct closed orders divided by the Mortgage Bankers Association’s estimate of the total number of U.S. mortgage originations in 2020. With our strong market traction, we expect to meaningfully grow our business by adding new S&EA customers, increasing wallet share with existing customers, and expanding our geographic presence in the Local channel, which we believe will generate substantial growth in retained premiums and fees. We expect the enhanced scale of the business and significant reductions in direct fulfillment costs provided by Doma Intelligence, as we extend use of the platform to resale and purchase transactions and across more of our business via enhancements to existing features and planned new feature development, will drive considerable margin improvement on retained premiums and fees.
Our initial strategic focus is on applying our machine intelligence-centric approach to transform the estimated $23 billion title, escrow and closing portion of the home ownership landscape, which is based on Doma’s internal estimates and 2020 estimates from the Mortgage Bankers Association. However, we believe that our ability to create value for end customers extends well beyond title and escrow. We are still only in the early stages of the digital transformation of the real estate experience, with much of the entire closing process still burdened with manual steps that do not match today’s technological and digital advancements. Our nimble business structure, coupled with our strength in data science, will allow us to enter more areas of the closing experience, such as home appraisal, home warranty, and other large segments of the broader, $318 billion home ownership industry. We are confident that we can use machine intelligence to help drive a faster, more frictionless home ownership experience, and we will strategically deploy our technology and capital to areas where we can create the value of time and cost savings for our customers.

Industry Background
A Large, Antiquated Market
Residential real estate is one of the largest markets and biggest contributors to the U.S. economy. Approximately 66% of American households owned a home as of the end of 2020, according to the U.S. Census Bureau, and according to the Mortgage Bankers Association, there were nearly 6.5 million homes sold in 2020 for approximately $2 trillion of total transaction volume. There were a total of approximately 12 million mortgage originations in 2020, split between home resale and purchase financings (40%) and mortgage refinancings (60%). Virtually all of these mortgages, whether related to a resale, purchase or refinancing, required title insurance as well as escrow and closing services.
The residential real estate market and the companies providing services to it have remained largely analog as many other industries have quickly migrated toward a more digital world. Digitization of industries across the economy has been associated with delivering goods, services and experiences with vastly improved efficiency and certainty. COVID-19 has increased the demand for technology-first experiences as consumers prioritize safety and convenience. The next wave of first-time homebuyers will be dominated by the over 72 million Americans classified as millennials, according to Statista, who are more oriented toward instant, digital processes than ever before. Over the next several years, as many as 5 million millennials will annually reach age 32 which represents the average age of a first-time homebuyer. This will provide a tailwind for the real estate market as well as for market participants offering technology-enabled and digital services.
Market Opportunity
Collectively, the broader home ownership industry represents an approximately $318 billion market opportunity. This is made up of several large sub-sectors, with the following estimated U.S. market sizes based on 2020 forecasts:
•home insurance – $100 billion
•real estate listing services – $86 billion
•mortgage origination – $66 billion
•loan servicing – $32 billion
•title insurance – $16 billion
•appraisal and settlement services – $8 billion
•escrow and closing services – $7 billion
•home warranty – $3 billion

We determined the estimated U.S. market sizes for the large sub-sectors from industry data sources including the American Land Title Association, Fannie Mae, IBIS World, Mortgage Bankers Association, Zillow and our internal estimates.
Our initial focus within this broader market is on applying the machine learning and natural language processing capabilities of the Doma Intelligence platform to transform the title, escrow and closing portion of the home ownership market, representing an estimated $23 billion in the United States in 2020. Of this $23 billion market, title insurance represented $16 billion and the remaining $7 billion was comprised of escrow and closing services applied to approximately 12 million mortgages.
As Doma looks to expand beyond its current core market in title insurance, escrow and closing, it has identified the appraisal sub-sector of the market (representing an $8 billion market in the United States in 2020) and the home warranty sub-sector of the market (representing a $3 billion market in the United States in 2020) as adjacent growth opportunities for Doma’s business, as these markets are adjacent to the title and escrow market. Other sub-sectors of the market, such as loan servicing (representing a $32 billion market in the United States in 2020) are steeped in extremely manual, paper-based processes similar to title, escrow and closing, and also offer longer term growth opportunities.
Unique Differentiators
The Opportunity for Doma in Title & Escrow
There are several factors that we believe gives Doma a meaningful first mover advantage in delivering a faster, more efficient, more enjoyable and cheaper solution across the title, escrow and closing market:
•A proprietary platform based on machine intelligence that has been purpose-built and refined specifically for the unique nuances encountered in U.S. residential real estate closings and is being trained and optimized on 30 years of proprietary title and closing data obtained as part of the acquisition of NATC and NATIC. Our extensively tested technology has both deepened and broadened customers’ reliance on Doma with solutions that remove entire chunks of the closing process. What used to take 50 or more days can now be significantly reduced by Doma’s solutions, in some cases to as little as seven days.
•A highly specialized, "assembly line" approach to fulfilling key service functions that combines deep operational excellence with at-scale centralization to augment our technology-led product offerings and deliver a vastly improved level of service to referral partners and customers. We are powering the most optimal customer outcomes by combining cutting-edge technology with deep-market knowledge.
•Owning the end-to-end process of closing, as both an escrow agency and a title insurance underwriter, Doma has a differentiated ability to innovate across the entire end-to-end process of writing a policy, from underwriting to the back-end processing. Our relentless focus on innovation and driving performance improvement drives new customer acquisition, and growth with existing customers, and underpins the high capital-efficiency of our business model.
The Opportunity for Doma Beyond Title & Escrow
Our technology platform, Doma Intelligence, uses proprietary machine learning algorithms to eliminate rote tasks, create process efficiencies, lower costs, and enable home closing experts to deliver a delightful customer experience throughout the real estate closing process. Today, this foundation is being applied to transform the title, escrow and closing process. Currently, all our direct refinance order volume from our S&EA clients and a growing portion of our refinance order volume from our Local clients are fulfilled through our Doma Intelligence platform. We also expect to expand on this foundation in the near-term to the title, escrow and closing process for resale and purchase transactions, and by design the platform could ultimately be extended across any home-buying experience where an individual desires to:
•understand the money that they owe;
•decide when and where they would like to close on their home;
•digitally sign and complete all documentation involved; and
•complete the entire end-to-end process remotely.
The Traditional Title & Closing Experience
The process of going from an accepted offer on a home purchase to signed final documents—referred to as the title & closing process—is largely a cumbersome black box with little explanation provided to the customer as to why it takes an average of up to 50 days to complete, according to a 2021 report from ICE Mortgage Technology. The typical process is outlined below for illustrative purposes:
•Order for title insurance placed. A representative of the buyer, seller or the lender places an order for title insurance.
•Title search begins. An individual at a title company begins a search to clear the title. This involves performing a search of historical property records, which is done digitally where possible, but often requires manual review of paper records depending on when the property last changed hands and the sophistication of the county office.
•Title issues arise. Sometimes issues are discovered during the title search process that may need to be resolved prior to closing. Examples may include an incorrect legal description of the property on a deed or mortgage, unresolved liens from prior owners or ownership matters such as mistakes on a deed or missing heirs.
•Title is cleared to close. Typically three to five days after the title search begins, the search is complete and any issues on a title are resolved. The title is then cleared to close.
•Fee collaboration begins. Traditionally, fee collaboration involves a tedious process where individuals at both the title and escrow company as well as the lender manually compare itemized fees across the settlement statements in order to balance those fees and incorporate them into the closing documents.
•Final document signing is coordinated. The title and escrow company schedules the signing event to involve a notary and all those who need to sign the closing documents, such as borrowers, sellers, buyers, attorneys and real estate agents. While a number of states allow for methods that enable the signing event to take place via an online video session, most signing events still take place in-person.
•Post-closing process is initiated. In the final steps of closing after signing, payoff demands are processed, funds are disbursed, and the documents are recorded with the county.

•Title insurance issued. A title insurance policy is issued to the owner and/or lender, protecting their interest(s) in the property.
The process seeks to protect home buyers and lenders from defects in the title to the home that lead to losses, ensure all the right parties are paid, and ensure all the correct documents are signed and recorded with the proper authorities.
The closing process is an incredibly labor intensive, manual process today for three primary reasons. First, the process has not been disrupted or fundamentally altered since being established in the 1890s. Second, much of the technology used by title companies to process title and escrow was created in the 1990s, and there has been little innovation since. Third, many counties throughout the United States have yet to digitize their records, making the title search process for transfer of ownership cumbersome and time consuming.
Technology that Transforms the Experience
Doma Intelligence
Our vision is to architect the future of real estate transactions and create a vastly more simple, efficient, and affordable closing experience for current and prospective homeowners, lenders, title agents and real estate professionals. As a first step towards that goal, we chose to initially focus on transforming the title and escrow portion of the real estate landscape.
To that end, we have built a proprietary platform called Doma Intelligence. We commercially launched the initial core feature of Doma Intelligence in 2018 and have since built out a set of complementary features that extend cutting edge machine learning across the entire title and escrow process. This platform automates many aspects of the closing process, powered by data science, natural language processing and machine intelligence. Currently, all our direct refinance order volume from our S&EA partners and a growing portion of our refinance order volume from our Local clients are fulfilled through our Doma Intelligence platform. Our machine intelligence algorithms are being trained and optimized on 30 years of historical data acquired from North American Title, allowing our Doma Intelligence platform to make title underwriting decisions for refinance transactions in less than a minute, significantly reducing the time, effort and cost of the closing process. In December 2020, the average processing time per closed refinancing order run through the Doma Intelligence platform for our SE&A partners was 54% less than the average processing time in June 2020, excluding cancelled orders, overhead time and excess capacity. The key elements that distinguish Doma Intelligence include:
•The use of machine intelligence and data science as a foundational component to eliminate labor and tedium from title production.
•A greatly improved user interface that allows our associates to complete processes efficiently with full context when automation is not possible.
•Autonomous workflow and a unified information architecture that enables us to track pain points throughout the entire process.
•Automation of certain elements in the process such as email communication and fee collaboration.
Products Powered by Doma Intelligence
Doma Title replaces the time and labor-intensive title search process with a predictive algorithm that utilizes a forward-thinking, risk-based insurance model to clear title commitments instantaneously, compared to a multi-day process in the traditional path. More than 80% of orders passed through Doma Title today are cleared instantaneously. As a result, transactions can be processed faster, with less back-and-forth between the parties. We anticipate that increased speed will improve the pull-through rate of closings for our customers over time by shortening the time to close. Doma Title’s data-science driven, automated approach to the title curative process maintains the same degree of safety and protection for the policyholder against any outstanding issues on title.

Doma Escrow. Once title processing is complete, document processing and communication management are the most time-consuming part of closing a real estate transaction. Doma Escrow utilizes proprietary applications of machine intelligence to ensure complete and accurate closing documents and optimized communication management.
•Document processing. Repetitive document processing tasks are automated by Doma Escrow using a machine learning and data science-first approach. Our technology processes unstructured data from documents utilized by various counterparties in a closing, applies domain-specific knowledge to the processing of this unstructured data and often completes tasks related to these documents with significantly reduced manual labor.
•Fee collaboration. Doma Escrow’s fee collaboration technology eliminates repetitive tasks so lenders can close more loans, faster with a higher level of fee accuracy. Doma Escrow applies a fully automated solution to replace the manual and error-prone “stare and compare” process of the traditional fee collaboration approach. Doma Escrow automatically extracts the required data from relevant documents, reconciles all fees, runs a quality check, and sends a completed settlement statement back to the lender—all in under a minute.
•Email processing. Email processing is the one of the most labor-intensive aspects in closing a transaction. Hundreds of emails, some perfunctory, some requiring complex domain expertise, must be processed by loan officers, realtors, buyers, borrowers, sellers and title company representatives. Doma Escrow uses machine learning to automate the uploading and analysis of the majority of emails. While there are competitive entrants in language extraction processing as technology companies have made their toolkits freely accessible for business use, Doma Escrow’s differentiation lies in language comprehension processing, as no other solutions on the market today have as much training and validation as our models to comprehend title and escrow concepts.
Doma Close offers tremendous benefits, including the ability to offer the simplified, modern experience that consumers demand in an ever-increasingly digitized world. Closing captures the final set of steps in the title and escrow process where traditionally, home buyers and sellers execute documents to finalize their transaction using pen and paper. Utilizing machine learning technology, Doma Close allows closing packages to be prepared for electronic signing without complex integrations or tedious and error-prone manual labor. Documents can be executed at a convenient time and from anywhere—with an in-person or virtual notary—through the use of an electronic signature. Doma Close will also allow for the secure transfer of funds to and from escrow electronically. This provides a modern, electronic closing solution for signings that is more user-friendly, convenient, and secure. For lenders, Doma Close delivers operational efficiencies, better-quality data, fewer errors, and faster delivery of loans to the secondary market.
Doma Intelligence Integration Options
Doma's integration offerings for lenders cover a range of integration channels that include:
•Direct integrations to client systems such as Loan Origination Systems (“LOS”) or other applications;
•Integrations via third-party middleware; and
•Doma Connect, a set of modern, RESTful public APIs that enable clients to create more seamless and efficient workflows with their own systems, rather than relying on email as a form of information exchange.
All Doma integration options were built in a way that both supports and complements our machine intelligence enabled product offerings, so that clients can maximize their unique value within workflows.
Technology Infrastructure
Best-in-class machine learning systems require a proper flow of data from production into the data science environment as well as proper labeling. The key advancement of the data architecture behind Doma Intelligence is the inclusion of manual labeling within its ecosystem. We automate 80% of underwriting decisions for refinancing transactions that run through Doma Intelligence. In addition, we target automatically processing upwards of 70-80% of documents and emails. Machine learning systems can ingest human-labeled data to yield increased accuracy and predictive power, resulting in a fully closed optimization system that is entirely proprietary within Doma. To power this system, we have connected the leading multi-connected data warehouse, Snowflake, to our Azure/Python machine learning environment and Looker visualization tool, synergizing human production, machine learning automation, and resilient and vibrant cloud architecture in a manner that is unlike that of most real estate technology companies.
Underwriting Insurance Services for Independent Agents
NATIC, a subsidiary of Doma, is a seasoned title insurance underwriter with a national network of independent and affiliated title insurance agents authorized to issue title insurance policies for consumers and lenders. When a property claim arises against an underwriting policy, based on the policy issued, NATIC provides coverage that includes losses from defects in the title that were not discovered during the search and examination. Acquired in 2019 as part of the North American Title acquisition, NATIC offers products and services for all real estate transaction types, operates in 39 states and the District of Columbia and holds an A’ (A Prime), unsurpassed rating by Demotech, Inc. as of March 31, 2021. NATIC’s team of underwriting attorneys provide legal guidance and answers to complex title issues with a guaranteed response time of one hour.
Growth Opportunities
We are in the early stages of a multi-year business model expansion to provide services to the residential real estate market. We intend to invest in our business to advance the efficiency and quality of execution in real estate transactions through the adoption of our proprietary platform. Our growth opportunities and strategies include:
•Innovate and advance the Doma Intelligence Platform. We have developed a leading machine learning platform and a strong track record of technological innovation supported by our intellectual property portfolio. We are continuously optimizing and improving our machine learning platform to deliver title insurance and transaction services to lenders and homeowners with best-in-class customer service as well as high efficiency and accuracy, all at a lower cost to homeowners. We intend to continue making significant investments in research and development and hiring top technical talent to strengthen our technical advantage in our platform’s architecture. We believe that our deep understanding of the regulatory framework and the embedded knowledge of the real estate industry in our machine learning platform will enable us to efficiently develop new offerings in current and adjacent markets, such as appraisal and home warranty, which will further differentiate us relative to our competitors.
•Drive increased usage within our existing base of customers and partners. The value proposition of the Doma Intelligence platform is what drives wallet share expansion from our existing customers and partners. We believe that our title insurance and transaction services allow our customers and partners to quickly achieve improvements in efficiency that will let them process more loans with less overhead, driving meaningful profitability improvements. Consistently positive customer satisfaction scores by end customers who have utilized Doma, in addition to the lower cost which can be passed onto our customers and partners, reinforces our value to our centralized lender and local market customers. Since January 1, 2021, we have added eight additional S&EA partners, including Wells Fargo & Company. The combined annual origination volume of these new S&EA partners made up greater than 7% of the overall mortgage lending market in 2020, according to Inside Mortgage Finance.
•Drive growth by acquiring new customers and partners. We believe that all constituents involved in residential real estate transactions, including homeowners, will continue to embrace the benefits of our technology driven solutions and that the opportunity to continue growing our base of customers and partners, including centralized lenders, local lenders, brokers and local realtors, is substantial. To drive new growth in new customers and partners, we intend to continue investing in sales and marketing and believe we can achieve significant returns on customer acquisition investment in the form of increased retained premiums and fees.

•Expand our geographic footprint. As of March 31, 2021, we were licensed in 39 states and the District of Columbia for our underwriting services. Our title and escrow agency was operational in 19 states overall with our S&EA channel operational in 18 states that account for approximately 74% and 72% of the U.S. residential title and escrow market, respectively, based on 2020 gross written premiums. As of May 25, 2021, we were operational in 21 states overall with our S&EA channel operational in 20 states, covering approximately 77% and 75% of the market, respectively, based on 2020 gross written premiums. There is a significant opportunity to grow our presence in those geographic locations and gain approval and licensure in the states where we are not currently operating. We expect to increase our operational presence as a title and escrow agency to approximately 90% of the market by the end of 2021. We have a dedicated internal organization that is focused on establishing the operational infrastructure and obtaining the necessary state and local licensure to enter new geographies which will allow us to grow with new and existing customers and increase our market share over time.
•Pursue strategic acquisition opportunities. Doma has a significant opportunity to accelerate growth through the acquisition of strategically targeted title agencies, as well as in other adjacencies in the closing experience and within the broader Proptech sector. These acquisitions can drive rapid establishment of Doma in new markets and increase our market share. Local title agencies are typically founder-owned in one or a few locations with relatively low operating margins, which Doma can quickly increase by migrating the transaction volume onto the Doma platform. The rapid improvement in the margin profile of these acquisitions combined with the relatively attractive valuation multiples they command on lower earnings profiles, make them highly accretive to Doma’s earnings. As we build out the Doma Intelligence platform and enter new markets, we may also acquire new technology where a decision to “buy vs. build” generates a strong return on investment and a faster path to gaining market share.
•Enter adjacent home ownership markets. Doma intends to extend its addressable market beyond the estimated $23 billion title, escrow and closing market into the broader $318 billion home ownership market. Our Doma Intelligence platform has been initially applied to title and escrow in our refinance transactions, but was designed for extensibility across the home-buying experience. Doma has identified the adjacent $8 billion appraisal sub-sector and the $3 billion home warranty sub-sector as near-term growth opportunities and believe there are several other opportunities over the long-term, such as the $32 billion loan servicing market.
Built for Market Success
Doma currently addresses the key segments of the real estate transaction market from purchase to refinance. These market segments range from the local branch level, for lenders and realtors, to the “enterprise” market segment that represent large, centralized lender operations as well as modern iBuyers and technology-enabled brokerages.

At the Local level, loan officers and realtors refer transactions to Doma as they engage with prospective homebuyers. Due to the customer service experience Doma delivers, these local customers can generate their own network effect as they refer their colleagues and future clients to Doma, which creates an additional vector for compounding growth.
Customer Acquisition
Doma’s sales and marketing approach is rooted in the competitive pricing and accelerated timeline enabled by the efficiencies gained through the Doma Intelligence platform. Unlike traditional title & escrow organizations, we embrace a go-to-market strategy that leverages digital distribution and modern, cloud-based automation. We believe this generates lower customer acquisition costs and increases conversion rates.
Sales
We generate sales through a direct approach across three high-performing distribution channels:
•Local. Encompasses a network of 81 field offices across the United States as of March 31, 2021. which process both purchase and refinance transactions, originated primarily through local real estate brokers and local branch loan officers.
•Strategic and Enterprise Accounts (“S&EA”). Represents large, centralized lenders and mortgage originators, such as Chase, Homepoint, PennyMac, Sierra Pacific Mortgage and Wells Fargo & Company.
•Indirect Agents. Composed of independent title and escrow agents utilizing our underwriting insurance services who are acquired through a direct sales motion.
Our S&EA sales team is focused on building relationships with partners that transact with high monthly customer volumes and are generally regionally agnostic. The team consists of strategically located sales professionals across the United States supported by a centralized team that interacts with these prospective customers over the phone or using video conferencing. Our sales process begins with engagement of the highest level of mortgage executives within an organization, who we typically reach through our marketing programs or our robust referral network. Our sales cycles in this distribution channel ranges from three months to a year with the duration typically dictated by the size and complexity of the potential customer’s requirements.

In our Local operation, we have a sales presence focused on acquiring customers within a certain radius of their respective local office, supplemented by online and telephone-based remote outreach efforts that, coupled with our digital marketing programs, maximize efficiency, lower cost of acquisition and enable us to rapidly enter new markets.
Our Indirect Agent sales organization is comprised of sales professionals located across the United States. They engage with senior executive leadership at independent title and escrow agencies via traditional field sales techniques of phone calls, meetings and industry events. Strong educational content compliments the value proposition of underwriting insurance services for indirect agents.
Marketing
Our marketing programs highlight our differentiation from legacy providers involved in the real estate closing process. We leverage digital channels that allow us to continuously refine acquisition efficiency of new referral partners and their customers. These channels also drive brand awareness and the improvement in our customer’s closing experiences quickly lead to an increased share of wallet per partner. We have also established a number of key marketing programs and initiatives to enhance market awareness including online and search engine advertising, email campaigns, industry event sponsorship, social media placements, as well as traditional media such as press. We also host a unique series of digital events with recognized industry leaders as speakers that has helped cement our position as a provider of engaging, thought-leadership content that further distinguishes us from competitors and helps us attract and retain business.
Customer Success
For centralized lenders and iBuyers, Doma’s Customer Success team ensures a white-glove experience from their initial onboarding through their entire order production lifecycle with every homeowner they engage. Through proactive monitoring of account health and implementation of best practices, this team ensures that these referral partners and their customers are achieving maximum value from the engagement. The Customer Success team also works to continuously educate referral partners and customers on Doma’s new product features and provides guidance on operational best practices to allow them to maximize the benefit realized from our solutions. The customer success team continuously and proactively collects feedback to ensure Doma is improving how we deliver and meet their needs. In partnership with direct sales, this team is instrumental in driving increased share-of-wallet which is inextricably linked to Doma’s high levels of customer satisfaction.
Doma Service Operations
Doma offers a comprehensive service offering that caters to the needs of all constituents involved in the closing process for all transactions flowing through our Doma Intelligence platform. This approach helps ensure our referral partners – and ultimately, homeowners – have an efficient closing experience that is free of friction and frustration.
Doma Service Operations is a team focused on fulfilling strategic goals around operational efficiencies, growth, and throughput that we believe is unique in our industry. The team is, at its core, a fulfillment organization that was conceived to inform, adopt and supplement Doma technology products. The team operates with a singular focus of ensuring short and long-term success for all stakeholders involved in the real estate closing process. It is a centralized operation that we believe is the first-of-its-kind that borrows from data-centric platforms, lean fulfillment processes and practices, and the high-touch service of a local title and escrow operation – all combined into an efficient, scalable model that can flex to fit the needs of our customers.
Doma Service Operations is organized by customer and product type and works nationwide through a flexible and largely remote workforce. Doma Service Operations seeks to exceed industry-standard SLAs for each transaction milestone and helps drive revenue growth by delivering fast and personal service.
Customers
Our end-customers are homeowners purchasing a new home or refinancing their existing mortgages. In resale and purchase transactions, we reach homeowners primarily through real estate agents. In refinancing transactions, we reach homeowners who are refinancing their mortgages through our relationships with large, centralized lenders and mortgage originators such as Chase, PennyMac, Homepoint, Filo and Wells Fargo & Company as well as local branch loan officers. We believe we have strong relationships with our real estate professional and lender partners and offer a powerful value proposition to develop new partnerships and grow wallet share with existing partners. Our value proposition for lenders and real estate professionals is driven by a platform that can reduce costs, speed up the process, increase the likelihood of closing and provide homeowners a better experience at a lower cost.
Intellectual Property
We have been building our intellectual property for a number of years and a significant part of this effort has been in the development and patenting of our transformative technology in the home title and closing areas.
We seek to obtain, maintain and protect our intellectual property by relying on a combination of federal, state and common law in the United States, as well as on contractual measures. We use a variety of measures, such as patents, trademarks and trade secrets, to protect our intellectual property. We also seek to place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures, a key part of our broader risk management strategy.
We currently own three issued U.S. patents and five pending U.S. patent applications.
Our granted U.S. patents include claims directed to using a machine learning model to predict a likelihood of an open mortgage is attached to a specified parcel of real property. Our pending U.S. patent applications include claims directed to:
•Using a machine learning model to predict a likelihood of open mortgages.
•Using a machine learning model to predict a likelihood of a lien being attached to a parcel of real property.
•Techniques for using serial machine learning models to generate an output text string based on input text string extracted from a document.
•Techniques for using natural language processing on text strings to generate labeled data and compare that data with other labeled data.
•Techniques using a neural network to identify and classify document regions.
We cannot provide assurances that any of our pending patent applications will issue as patents or that our issued patents, or any patents that issue from our pending patent applications, will be sufficient to protect our technology. The terms of individual issued patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The issuance of a patent is not conclusive as to its validity and our issued patents may from time-to-time be challenged, narrowed and/or invalidated. The term of a patent, and the protection it affords, is therefore limited and we may face competition, including from other competing technologies. Failure to protect our intellectual property or proprietary rights adequately could significantly harm our competitive position, business, financial condition and results of operations. For additional information, please see the section “Risk Factors—Risks Related to Doma’s Business and Industry—Risks Related to Doma’s Intellectual Property.”
Competition
The traditional title and escrow market is highly concentrated by legacy players. The “big four” providers of traditional title & escrow services are Fidelity National Financial, Inc., First American Financial Corporation, Old Republic International Corporation and Stewart Information Services Corporation.
The incumbent title and escrow service providers are larger than us and have significant competitive advantages, including increased name recognition, higher financial ratings, greater resources and additional access to capital than we currently do. Competition is based on many factors, including the reputation and experience of the title and escrow services provider, pricing and other terms and conditions, customer service, relationships with brokers and agents, size, and financial strength ratings, among other considerations.
We also compete with new market entrants such as Spruce and JetClosing who represent technology-enabled escrow agencies, and Qualia who represents a technology provider of a title processing system. We believe none of these new market entrants enjoy the breadth of services or first-mover technology advantage Doma possesses today. Further, we see software platforms like Qualia less as true or direct competitors and more like alternative solution offerings for small to mid-scale title agencies who may compete with us in regional markets.
We believe we compare favorably across many of the key competitive factors, and have developed a proprietary technology platform that we believe will be difficult for other providers to emulate. As we expand into new lines of business and offer additional products beyond title and escrow services, we could face intense competition from companies that are already established in such markets.
Government Regulation
The extensive and complex rules and regulations that we are subject to, act as a natural barrier to entry in our industry, adding another dimension to Doma's first mover advantage. These rules and regulations, as well as licensing and examination by various federal, state and local government authorities are designed to, among other things, protect customers (such as payment regulations, insurance regulations, state and federal real estate transaction regulations). We are also subject to state and federal laws, which require extensive disclosure to, and consents from, customers. Moreover, in many jurisdictions where we operate, there are laws regulating pricing, prohibiting discrimination and unfair, deceptive, or abusive acts or practices and imposing multiple qualification and licensing obligations on our activities. Failure to comply with any of these rules, regulations or requirements may result in, among other things, lawsuits (including class action lawsuits) or administrative enforcement actions seeking monetary damages, fines or civil monetary penalties, restitution or other payments to customers, modifications to business practices, revocation of required licenses or registrations.
The following is a summary of certain aspects of the various statutes and regulations applicable to us and our subsidiaries. This summary is not a comprehensive analysis of all applicable laws, and is qualified by reference to the full text of statutes and regulations referenced below.
State Licensing Requirements
We or one or more of our subsidiaries may need, and have obtained, one or more state licenses as a title insurance business and title agency in order to offer title insurance policies and to provide title escrow and closing services to close refinance and home sale transactions. Where we have obtained licenses, state licensing statutes may impose a variety of requirements and restrictions on us, including:
•record-keeping requirements;
•surety bond and minimum net worth requirements;
•restrictions on insurance premium and escrow pricing and fees;
•annual or biennial activity reporting and license renewal requirements;
•notification and approval requirements for changes in principal officers, directors, stock ownership or corporate control;
•restrictions on marketing and advertising;
•individual licensing requirements;
•anti-money laundering and compliance program requirements;
•data security and privacy requirements; and

•requirements for policy forms and endorsements and other customer-facing documents.
These statutes may also subject us to the examination authority of state regulators in certain cases, and we have experienced, are currently and will likely continue to be subject to and experience exams by state regulators. These examinations have and may continue to result in findings or recommendations that require us to modify our internal controls and/or business practices.
Laws and Regulation
Federal and State UDAAP Laws
The Dodd-Frank Act grants the CFPB the power to enforce UDAAP prohibitions and to adopt UDAAP rules defining unlawful acts and practices. Additionally, provisions of the Federal Trade Commission Act (“FTC Act”) prohibit “unfair” and “deceptive” acts and practices in business or commerce and give the FTC enforcement authority to prevent and redress violations of this prohibition. Virtually all states have similar laws. Whether a particular act or practice violates these laws frequently involves a highly subjective and/or fact-specific judgment.
State Disclosure Requirements and Other Substantive Insurance Regulations
We are subject to state laws and regulations that impose requirements related to title insurance disclosures and terms, discrimination, reporting, claim handling and processing.
Real Estate Settlement Procedures Act
The federal Real Estate Settlement Procedures Act (“RESPA”) and Regulation X, which implements it, require certain disclosures to be made to the borrower at application, as to the lender’s good-faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement; apply to certain loan servicing practices including escrow accounts, member complaints, servicing transfers, lender-placed insurance, error resolution and loss mitigation. RESPA also prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services, and giving or accepting any portion of any fee charged for rendering a real estate settlement service other than for services actually performed. For most home loans, the time of application (loan estimate) and time of loan closing disclosure requirements for RESPA and TILA have been combined into integrated disclosures under the TRID rule.
Electronic Fund Transfer Act and NACHA Rules
The federal Electronic Fund Transfer Act (“EFTA”) and Regulation E that implements it provide guidelines and restrictions on the provision of electronic fund transfer services to consumers, and on making an electronic transfer of funds from consumers’ bank accounts. In addition, transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by the National Automated Clearinghouse Association (“NACHA”). Most transfers of funds in connection with the origination and repayment of home loans are performed by electronic fund transfers, such as ACH transfers. We obtain necessary electronic authorization from borrowers for such transfers in compliance with such rules. Recently, the NACHA Board of Directors approved a change in the NACHA Operating Rules that requires ACH Originators to utilize commercially reasonable fraudulent transaction detection systems. The rule change, effective on March 19, 2021, will require ACH Originators, including lenders, to perform account validation as part of their commercially reasonable fraudulent transaction detection system. This rule change may require changes to our fraud detection systems and increase our costs associated with ACH electronic transfers.
Electronic Signatures in Global & National Commerce Act/Uniform Electronic Transactions Act
The Federal Electronic Signatures in Global and National Commerce Act (“ESIGN”), and similar state laws, particularly the Uniform Electronic Transactions Act (“UETA”), authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. ESIGN and UETA require businesses that want to use electronic records or signatures in consumer transactions and to provide electronic disclosures and other electronic communications to consumers, to obtain the consumer’s consent to receive information electronically.

Privacy and Consumer Information Security
In the ordinary course of our business, we access, collect, store, use, transmit and otherwise process certain types of data, including PII, which subjects us to certain federal and state privacy and information security laws, rules, industry standards and regulations designed to regulate consumer information and data privacy, security and protection, and mitigate identity theft. These laws impose obligations with respect to the collection, processing, storage, disposal, use, transfer, retention and disclosure of PII, and, with limited exceptions, give consumers the right to prevent use of their PII and disclosure of it to third parties. The GLBA requires us to disclose certain information sharing practices to consumers, and any subsequent changes to such practices, and provide an opportunity for consumers to opt out of certain sharing of their PII. This may limit our ability to share PII with third parties for certain purposes, such as marketing. In addition, the CFPB is expected to issue a new rule regulating the disclosure of consumer and information, which may limit our ability to receive or use PII and other consumer information and records supplied by third parties, or share information with third parties. Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected individuals and government authorities in the event of a data or security breach or compromise, including when a consumer’s PII has or may have been accessed by an unauthorized person. These laws may also require us to notify relevant law enforcement, regulators or consumer reporting agencies in the event of a data breach. Some laws may also impose physical and electronic security requirements regarding the safeguarding of PII.
On January 1, 2020, the California Consumer Privacy Act (“CCPA”) took effect. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. While personal information that we process that is subject to the GLBA is exempt from the CCPA, the CCPA regulates other personal information that we collect and process in connection with the business. A new California ballot initiative, the California Privacy Rights Act (“CPRA”) was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Certain other state laws impose similar privacy obligations. We anticipate that more states may enact legislation similar to the CCPA, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. These proposals, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
Legal Proceedings
As a title insurance provider, we are subject to routine legal proceedings in the normal course of operating our title insurance business from individual consumers concerning their title insurance policies. We are not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition. For more information regarding legal proceedings we are involved in, see “Risk Factors—Risks Related to Doma’s Business and Industry—Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.”
Properties
We primarily operate through a network of leased properties, including largely office spaces. We believe our existing facilities are adequate to meet our current business requirements and that we will be able to find suitable space to accommodate any potential future expansion. Although the majority of our employees who utilize our office spaces are currently working remotely due to the COVID-19 pandemic, as of the date of this filing we still intend to occupy these locations when conditions safely permit. Our leased properties total approximately 256,126 square feet, with the most significant properties being our headquarters in San Francisco, California, our central operations in Irvine, California and our insurance underwriter’s offices in Miami, Florida.

Human Capital Resources
Our top priority is building a durable and diverse culture with core values that enable people to come together to do the best work of their careers. Our cultural values are designed to support, develop and inspire people to solve problems and achieve results that others are afraid to take on, ultimately unlocking the potential of the organization, driving excellence across the business and solidifying Doma as a top career destination where people love to work.
•We have established guiding principles to help us achieve our top priority:
•Embodying Doma’s culture and values to ensure everyone feels welcome, included and able to contribute;
•Integrating a diversity and inclusion lens into everything we do;
•Guiding team members regarding where they are and where they are going — and giving them the tools and resources to get there;
•Supporting managers to become effective people leaders;
•Taking a principled approach to providing fair, relevant and competitive compensation and benefits to a dynamic workforce with diverse needs; and
•Leveraging data to better understand the employee experience and measure our success.
We believe it is critical to leverage the collective feedback of our workforce to continue to build upon the employee experience. In 2020, we launched our first employee engagement survey and employee participation exceeded 85%. The insight and data provided by our employees will be key in helping us achieve our priority of building a durable culture of diversity and becoming a place where people feel a sense of belonging as part of an inclusive environment and experience the opportunity to do the best work of their careers.
Diversity and Inclusion
Doma is committed to implementing initiatives across our businesses to both enhance the diversity of our organization and ensure we, as One Team, have an inclusive culture where all employees feel heard, valued, respected and are encouraged to reach their full potential. Our commitment to Diversity and Inclusion is represented through a framework that rests on 3 Pillars: Workforce / Workplace / Marketplace.
These three pillars not only reflect our commitment, but also our holistic approach of embedding this important work into all aspects of the company where everyone will be accountable to ensuring its success.
We are committed to implementing initiatives across our businesses to both enhance the diversity of our organization and ensure we, as One Team, have an inclusive culture where all employees feel heard, valued, respected and are encouraged to reach their full potential.
We do this by heightening our cultural competence, stimulating conversations, and providing the space for all of us to take collective steps in creating a culture of mutual respect that embraces and promotes individual differences as well as reflects the customers and communities we serve.
Further, we know that a workforce that is diverse and a workplace that is truly inclusive leads to more engaged employees, creates more effective teams and fosters greater innovation and creativity. All of this enhances the overall profitability of our company and positions us to becoming an Employer of Choice for all.
Our Diversity, Inclusion, Equity and Belonging objective is to be a company where each of us genuinely belongs, is respected and valued, and can do our best work, and where diversity and inclusion is a competitive advantage. To help achieve these goals, we will focus on attraction, retention and development at all levels. This means that we will ensure fair and transparent processes in talent assessment and hiring, performance management and career progression and retention.

As a foundation to this work, we have hired a diversity and inclusion officer to promote diversity and inclusion at Doma. We have also invested in formalizing a university internship program to ensure we are bringing in talent at all levels of the Company and helping them nurture lasting careers within Doma.
We are working to create a stronger sense of inclusion and belonging for Doma employees in general with a lens on representation. Our recent employee survey showed that feelings of belonging are driven by many aspects of our experiences at work, which drives engagement. Engagement and belonging are fueled by having a meaningful connection to others and opportunities to grow and develop our careers. Across all of these dimensions, we are committed to building programs, systems and tools that foster greater belonging.
We have also established a range of educational programs in line with our values that reinforce our Diversity and Inclusion practices, which are required training for our entire employee base as well as future employees.
Training and Manager Excellence
We believe strongly in investing in our employees and this is a focus throughout the employee lifecycle. Great care is taken to onboard new hires and set them up for success, both in terms of a broad understanding of our mission, values, strategic point of differentiation and products, as well as role-specific learning. To this end, throughout the year we offer ongoing learnings, including: quarterly company-level All Hands meetings, monthly programming on a diverse range of topics spanning general business updates to developmental topics, and other opportunities for learning from internal and external speakers.
Employee Information
As of March 31, 2021, we employed 1,270 employees, primarily located in California, Florida, and Texas. None of our employees are currently represented by a labor union or have terms of employment that are subject to a collective bargaining agreement. We consider our relationship with our employees to be good and have not historically experienced any work stoppages.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DOMA
The following discussion and analysis of the financial condition and results of operations of Doma should be read together with the unaudited condensed consolidated financial statements as of March 31, 2021 and 2020 and for the three months ended March 31, 2021 and 2020, together with the related notes thereto as well as the audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “The Business of Doma” and our pro forma financial information as of March 31, 2021 and for the three months ended March 31, 2021 and the year ended December 31, 2020. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Doma” section to “Doma,” “Company,” “us,” “our” or “we” refer to States Title, Inc. prior to the North American Title Acquisition, to States Title Holding, Inc. (which changed its name to Doma Holdings, Inc. in March 2021) after the North American Title Acquisition, and to New Doma following the consummation of the Business Combination.
Overview
Doma was founded in 2016 to focus top-tier data scientists, product managers, and engineers on building game-changing technology to completely reimagine the residential real estate closing process. Our approach to the title and escrow process is driven by our innovative full stack platform, Doma Intelligence. Doma Intelligence is the result of significant investment in research and development over more than four years across a team of more than 100 people, creating a revolutionary new end-to-end closing platform that seeks to eliminate all of the latent, manual tasks involved in underwriting title insurance, performing core escrow functions, generating closing documentation and getting documents signed and recorded. The platform harnesses the power of data analytics, machine learning and natural language processing, which will enable us to deliver a cheaper and faster closing transaction with a seamless customer experience at every point in the process. Doma’s machine intelligence algorithms are being trained and optimized on 30 years of historical anonymized closing transaction data allowing us to make underwriting decisions in less than a minute and significantly reduce the time, effort and cost of the entire process.
Our Business Model
Today, we primarily originate, underwrite, and provide title, escrow and settlement services for the two most prevalent transaction types in the residential real estate market: purchase/resale and refinance transactions. We operate and report our business through two complementary reporting segments, Distribution and Underwriting. See “—Basis of Presentation” below.
Our Distribution segment reflects the sale of our products and services, other than underwriting and insurance services reflected in our Underwriting segment, that we provide through our captive title agents and agencies (“Direct Agents”). We market our products and services through two channels to appeal to our referral partners and ultimately reach our end customers, the borrowers or home buyers/sellers:
•Strategic and Enterprise Accounts (“S&EA”) – we target partnerships with national lenders and mortgage originators that maintain centralized lending operations. Once a partnership has been established, we integrate our Doma Intelligence platform with the client’s production systems, to enable frictionless order origination and fulfillment. Substantially all S&EA orders are underwritten by Doma.
•Local Markets (“Local”) – we target partnerships with realtors, attorneys and non-centralized loan originators via an 81-branch footprint across ten states (as of March 31, 2021). For the quarter ended March 31, 2021, approximately 90% of our lender and owner policies from our Local channel were underwritten by Doma, while the remaining share was underwritten by third-party underwriters.

Our Underwriting segment reflects the sale of our underwriting and insurance services. These services are integrated with our Direct Agents channel and are also provided to other non-captive title and escrow agents in the market (“Third-Party Agents” or “Independent Agents”) through our captive title insurance carrier. For customers sourced through the Third-Party Agents channel, we retain a portion of the title premium (approximately 15%) in exchange for underwriting risk to our balance sheet. The Third-Party Agents channel includes the title underwriting and insurance services we provide to Lennar, a related party, for its home builder transactions.
The financial results of our Direct Agents channel impact both our Distribution and Underwriting reporting segments, whereas the results from the Third-Party Agents channel impact only the Underwriting reporting segment.
Our expenses generally consist of direct fulfillment expenses related to closing a transaction and insuring the risk, customer acquisition costs related to acquiring new business, and other operating expenses as described below:
•Direct fulfillment expenses – comprised of direct labor and direct non-labor expenses. Direct labor expenses refer to payroll costs associated with employees who directly contribute to the opening and closing of an order. Some examples of direct labor expenses include title & escrow services, closing services, and customer service. Direct non-labor expenses refer to non-payroll expenses that are closely linked with order volume, such as provision for claims, title examination expense, office supplies, and premium and other related taxes.
•Customer acquisition costs – this expense category is the summation of sales payroll, sales commissions, sales related travel & entertainment, and an allocated portion of corporate marketing.
•Other operating expenses – all other expenses that do not directly contribute to the fulfillment or acquisition of an order or policy are considered other operating expenses. This category is predominately comprised of research & development costs, corporate support expenses, occupancy, and other general and administrative expenses.
We expect to continue to invest in our Doma Intelligence platform as well as organic and inorganic growth opportunities in order to remain competitive with existing large-scale industry incumbents who are well financed and have significant resources to defend their existing market positions. Over time, we plan to use our cash flows to invest in customer acquisition, research and development, and new product offerings, to further improve revenue growth and accelerate the elimination of the friction and expense of closing a residential real-estate transaction.
Basis of Presentation
We report results for our two operating segments:
•Distribution – our Distribution segment reflects our Direct Agents operations of acquiring customer orders and providing title and escrow services for real estate closing transactions. We acquire customers through our Local and S&EA customer referral channels.
•Underwriting – our Underwriting segment reflects the results of our title insurance underwriting business, including policies referred through our Direct Agents and Third-Party Agents channels. The referring agents retain approximately 85% of the policy premiums in exchange for their services. The retention rate varies by state and agent.
Costs are allocated to the segments to arrive at adjusted gross profit, our segment measure of profit and loss pursuant to Accounting Standards Codification (“ASC”) Topic 280. Our accounting policies for segments are the same as those applied to our consolidated financial statements, except as described below under “—Key Components of Revenues and Expenses.” Inter-segment revenues and expenses are eliminated in consolidation. See Note 6 in our condensed consolidated financial statements or Note 7 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for a summary of our segment results and a reconciliation between segment adjusted gross profit and our consolidated loss before income taxes.

Significant Events and Transactions
The North American Title Acquisition
On January 7, 2019, we acquired from the Lennar Corporation (“Lennar”) its subsidiary, North American Title Insurance Company (“NATIC”), which operated its title insurance underwriting business, and its third-party title insurance agency business, which was operated under its North American Title Company brand (collectively, the “Acquired Business”), for total stock and deferred cash consideration of $172 million (the “North American Title Acquisition”), including $87 million in the form of a seller financing note.
The North American Title Acquisition provided us with insurance licenses and an agency network across the United States, as well as a substantial data set to accelerate our machine intelligence technology. This acquisition marked a significant milestone for Doma in achieving national scale and licensure in pursuit of our long-term growth strategy. Whereas we generated minimal revenue prior to the North American Title Acquisition, following its consummation we began to operate our business with a broad distribution footprint and data that enabled us to accelerate the rollout of our Doma Intelligence platform. The North American Title Acquisition also resulted in our recording of $111 million in goodwill and $61 million in acquired marketable securities. Accordingly, our results of operations for 2018 are not comparable to those for other periods presented in this proxy statement/prospectus.
Since the North American Title Acquisition, we have implemented several initiatives to integrate and realign the operations of the Acquired Business. This includes transforming the Acquired Business’s retail agency operations by streamlining our physical branch footprint, consolidating branch back office functions into a common corporate operation, and implementing a common production platform across all our branches. We continue to invest in the development and rollout of Doma Intelligence across our Local branch footprint. We expect to realize significant cost savings over time as manual processes are replaced with our proprietary machine learning platform and data science-driven approach to title and closing services. The benefits of this effort, particularly on margin growth, are likely to be realized gradually in future reporting periods. As a result, our recent results of operations, including for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, may not be indicative of our results for future periods.
The Business Combination
We entered into a merger agreement with Capitol Investment Corp. V (“Capitol”) on March 2, 2021. Pursuant to the agreement, a newly formed subsidiary of Capitol will be merged with and into Doma (the “Business Combination”). Upon the consummation of the Business Combination, Doma will survive and become a wholly-owned subsidiary of Capitol, which will be renamed Doma Holdings, Inc. (“New Doma”). The Business Combination will be accounted for as a reverse recapitalization and Capitol will be treated as the acquired company for financial statement reporting purposes. Doma will be deemed the predecessor and New Doma will be the successor SEC registrant, meaning that Doma’s financial statements for periods prior to the consummation of the Business Combination will be disclosed in Doma’s future periodic reports. The most significant changes in the successor's future reported financial position and results are expected to be an estimated net increase in cash (as compared to Doma’s consolidated balance sheets as of March 31, 2021) of between approximately $312 million, assuming maximum Capitol shareholder redemptions permitted pursuant to the terms of the Business Combination, and $501 million, assuming no shareholder redemptions, and in each case including $300 million in proceeds from the private placement by Capitol1. Total transaction costs are estimated at approximately $67 million. See “Unaudited Pro Forma Condensed Combined Financial Information.”
As a result of the Business Combination, we expect to become the operating successor to an SEC-registered and New York Stock Exchange-listed shell company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and practices. As is typical, we expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources.
Impact of COVID-19 and Other Macroeconomic Trends
On March 11, 2020, the World Health Organization declared COVID-19, the disease caused by the novel coronavirus, a pandemic. COVID-19 has resulted in significant macroeconomic impacts and market disruptions, particularly as federal, state, and local governments enacted emergency measures intended to combat the spread of the virus, including shelter-in-place orders, travel limitations, quarantine periods and social distancing. In response, we took appropriate measures to ensure the health and safety of our employees, clients and partners, including work-from-home policies and limits to physical contact between our employees and our customers and partners.
We operate in the real estate industry and our business volumes are directly impacted by market trends for mortgage refinancing transactions, existing real estate resale transactions, and new real estate purchase transactions, particularly in the residential segment of the market. Responses to the COVID-19 pandemic initially led to a material decline in resale and purchase transactions, and, for a period of time, the future performance of the U.S. economy was perceived to be in peril. As a result, Doma management made the difficult decision to reduce our workforce by approximately 12%, resulting in approximately $1 million of severance costs. Subsequent U.S. federal stimulus measures, including interest rate reductions by the Federal Reserve, and local regulatory initiatives, such as permitting remote notarization, led to an increase in mortgage refinancing and purchase volumes, which we believe benefited our business model. While real estate transactions have largely returned to or exceeded pre-pandemic levels, we continue to monitor economic and regulatory developments closely as we navigate the final stages of the pandemic. See “Risk Factors.”
Demand for mortgages tends to correlate closely with changes in interest rates, meaning that our order trends are likely to be impacted by future changes in interest rates. However, we believe that our current, low market share and disruptive approach to title insurance, escrow, and closing services will enable us to gain market share, which in turn should mitigate the risk to our revenue growth trends relative to industry incumbents. See “—The Business of Doma—Industry Background” for additional information on our industry and the competitive landscape.
1 We have the sole discretion to waive the requirement that available public company cash shall be equal to or greater than $450 million at the closing of the Business Combination (the “Minimum Cash Condition”). The “maximum redemptions” scenario did not take into consideration the possibility that the Minimum Cash Condition of $450 million would not be met. However, in the event that all of the public shareholders redeem, only $301 million of cash would be available from the PIPE Financing in addition to any other cash or cash equivalent holdings of Capitol at the time of the consummation of the Business Combination. As a result, the Minimum Cash Condition may not be satisfied. Should we then decide to waive the Minimum Cash Condition and the Sponsors forfeit their shares of Capitol Class B Common Stock proportionately in accordance with the Sponsor Support Agreement, the estimated net increase in cash (as compared to our consolidated balance sheet as of March 31, 2021) would fall below $312 million. For additional information on this matter, refer to the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus.

Key Operating and Financial Indicators
We regularly review several key operating and financial indicators to evaluate our performance and trends and inform management’s budgets, financial projections and strategic decisions.
The following table presents our key operating and financial indicators, as well as the relevant GAAP measures, for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Key operating data:
Opened orders	41	33
Closed orders	33	18
GAAP financial data:
Revenue(1)	$127,796	$70,809
Gross profit(2)	$26,414	$13,357
Net loss	$(11,758)	$(16,586)
Non-GAAP financial data(3):
Retained premiums and fees	$57,458	$37,707
Adjusted gross profit	$29,121	$14,473
Ratio of adjusted gross profit to retained premiums and fees	51%	38%
Adjusted EBITDA	$(3,277)	$(12,875)
_________________
n.m. = not meaningful
(1)Revenue is comprised of (i) net premiums written, (ii) escrow, other title-related fees and other, and (iii) investment, dividend and other income. Net loss is made up of the components of revenue and expenses. For more information about measures appearing in our consolidated income statements, refer to “—Key Components of Revenue and Expenses—Revenue” below.
(2)Gross profit, calculated in accordance with GAAP, is calculated as total revenue, minus premiums retained by third-party agents, direct labor expense (including mainly personnel expense for certain employees involved in the direct fulfillment of policies) and direct non-labor expense (including mainly title examination expense, provision for claims, and depreciation and amortization). In our consolidated income statements, depreciation and amortization is recorded under the “other operating expenses” caption.
(3)Retained premiums and fees, adjusted gross profit and adjusted EBITDA are non-GAAP financial measures. Refer to “—Non-GAAP Financial Measures” below for additional information and reconciliations of these measures to the most closely comparable GAAP financial measures.

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Key operating data:
Opened orders	137	105	n.m.
Closed orders	92	74	n.m.
GAAP financial data:
Revenue(1)	$409,814	$358,085	$185
Gross profit(2)	$85,830	$84,622	$78
Net loss	$(35,103)	$(27,137)	$(12,354)
Non-GAAP financial data(3):
Retained premiums and fees	$189,670	$179,819	$185
Adjusted gross profit	$91,645	$86,503	$88
Ratio of adjusted gross profit to retained premiums and fees	48%	48%	48%
Adjusted EBITDA	$(18,987)	$(13,857)	$(8,505)

_________________
n.m. = not meaningful
(1)Revenue is comprised of (i) net premiums written, (ii) escrow, other title-related fees and other, and (iii) investment, dividend and other income. Net loss is made up of the components of revenue and expenses. For more information about measures appearing in our consolidated income statements, refer to “—Key Components of Revenue and Expenses—Revenue” below.
(2)Gross profit, calculated in accordance with GAAP, is calculated as total revenue, minus premiums retained by third-party agents, direct labor expense (including mainly personnel expense for certain employees involved in the direct fulfillment of policies) and direct non-labor expense (including mainly title examination expense, provision for claims, and depreciation and amortization). In our consolidated income statements, depreciation and amortization is recorded under the “other operating expenses” caption.
(3)Retained premiums and fees, adjusted gross profit and adjusted EBITDA are non-GAAP financial measures. Refer to “—Non-GAAP Financial Measures” below for additional information and reconciliations of these measures to the most closely comparable GAAP financial measures.
Opened and closed orders
Opened orders represent the number of orders placed for title insurance and/or escrow services (which includes the disbursement of funds, signing of documents and recording of the transaction with the county office) through our Direct Agents, typically in connection with a home purchase or mortgage refinancing transaction. An order may be opened upon an indication of interest in a specific property from a customer and may be cancelled by the customer before or after the signing of a purchase or loan agreement. Closed orders represent the number of opened orders for title insurance and/or escrow services that were successfully fulfilled in each period with the issuance of a title insurance policy and/or provision of escrow services. Opened and closed orders do not include orders or referrals for title insurance from our Third-Party Agents. For avoidance of doubt, a closed order for a home purchase or resale transaction typically results in the issuance of two title insurance policies, whereas a refinance transaction typically results in the issuance of one title insurance policy.
We review opened orders as a leading indicator of our Direct Agents revenue pipeline and closed orders as a direct indicator of Direct Agents revenue for the concurrent period, and believe these measures are useful to investors for the same reasons. We believe that the relationship between opened and closed orders will remain relatively consistent over time, and that opened order growth is generally a reliable indicator of future financial performance. However, degradation in the ratio of opened orders to closed orders may be a leading indicator of adverse macroeconomic or real estate market trends.
Retained premiums and fees
Retained premiums and fees, a non-GAAP financial measure, is defined as total revenue under GAAP minus premiums retained by third-party agents. See “—Non-GAAP Financial Measures” below for a reconciliation of our retained premiums and fees to gross profit, the most closely comparable GAAP measure, and additional information about the limitations of our non-GAAP measures.
Our business strategy is focused on leveraging Doma Intelligence to drive time and expense efficiencies principally in our Direct Agents channel. In our Third-Party Agents channel in contrast, we provide our underwriting expertise and balance sheet to insure the risk on policies referred by such Third-Party Agents and, for that service, we typically receive approximately 15% of the premium for the policy we underwrite. As such, we use retained premiums and fees, which is net of the impact of premiums retained by third-party agents, as an important measure of the earning power of our business and our future growth trends, and believe it is useful to investors for the same reasons.
Adjusted gross profit
Adjusted gross profit, a non-GAAP financial measure, is defined as gross profit (loss) under GAAP, adjusted to exclude the impact of depreciation and amortization. See “—Non-GAAP Financial Measures” below for a reconciliation of our adjusted gross profit to gross profit, the most closely comparable GAAP measure and additional information about the limitations of our non-GAAP measures.
Management views adjusted gross profit as an important indicator of our underlying profitability and efficiency. As we generate more business that is serviced through our Doma Intelligence platform, we expect to reduce fulfillment costs as our direct labor expense per order continues to decline, and we expect the adjusted gross profit per transaction to grow faster than retained premiums and fees per transaction.
Ratio of adjusted gross profit to retained premiums and fees
Ratio of adjusted gross profit to retained premiums and fees, a non-GAAP measure, expressed as a percentage, is calculated by dividing adjusted gross profit by retained premiums and fees. Both the numerator and denominator are net of the impact of premiums retained by third-party agents because that is a cost related to our Underwriting segment over which we have limited control, as Third-Party Agents customarily retain approximately 85% of the premiums related to a title insurance policy referral pursuant to the terms of long-term contracts.
We view the ratio of adjusted gross profit to retained premiums and fees as an important indicator of our operating efficiency and the impact of our machine-learning capabilities, and believe it is useful to investors for the same reasons.
We expect improvement to our ratio of adjusted gross profit to retained premiums and fees over time, reflecting the continued reduction in our average fulfillment costs per order.
Adjusted EBITDA
Adjusted EBITDA, a non-GAAP financial measure, is defined as net income (loss) before interest, income taxes and depreciation and amortization, and further adjusted to exclude the impact of stock-based compensation, change in fair market value of convertible notes, transaction-related costs, and COVID-related severance costs. See “—Non-GAAP Financial Measures” below for a reconciliation of our adjusted EBITDA to net loss, the most closely comparable GAAP measure and additional information about the limitations of our non-GAAP measures.
We review adjusted EBITDA as an important measure of our recurring and underlying financial performance, and believe it is useful to investors for the same reason.
Key Components of Revenues and Expenses
Revenues
Net premiums written
We generate net premiums by underwriting title insurance policies and recognize premiums in full upon the closing of the underlying transaction. For some of our Third-Party Agents, we also accrue premium revenue for title insurance policies we estimate to have been issued in the current period but reported to us by the Third-Party Agent in a subsequent period. See “—Critical Accounting Policies and Estimates— Net premiums written from Third-Party Agent referrals” below for further explanation on this accrual. For the three months ended March 31, 2021 and 2020, and the years ended December 31, 2020 and 2019, the average time lag between the issuing of these policies by our Third-Party Agents and the reporting of these policies or premiums to us has been approximately three months. Net premiums written is inclusive of the portion of premiums retained by Third-Party Agents, which is recorded as an expense, as described below.
To reduce the risk associated with our underwritten insurance policies, we utilize reinsurance programs to limit our maximum loss exposure. Under our reinsurance treaties, we cede the premiums on the underlying policies in exchange for a ceding commission from the reinsurer and our net premiums written exclude such ceded premiums.
We entered into our principal reinsurance quota share agreement in 2017, covering instantly underwritten policies from refinance and home equity line of credit transactions under which we historically ceded 100% of the written premium of each covered policy. Pursuant to the renewed agreement, which became effective in February 2021, we cede only 25% of the written premium on such instantly underwritten policies, instead of 100%, up to a total reinsurance coverage limit of $80 million in premiums reinsured, after which we retain 100% of the written premium on instantly underwritten policies. This change has resulted in higher net premiums written per transaction when compared to prior period results.

Escrow, other title-related fees and other
Escrow fees and other title-related fees are charged in association with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, providing notary services, and other real estate or title-related activities. Other fees relate to various ancillary services we provide, including fees for rendering a cashier’s check, document preparation fees, Homeowner’s Association letter fees, inspection fees, lien letter fees and wire fees. We also recognize ceding commissions received in connection with reinsurance treaties, to the extent the amount of such ceding commissions exceeds reinsurance-related costs.
This revenue item is most directly associated with our Distribution segment. For segment-level reporting, agent premiums retained by our Distribution segment are recorded as revenue under the “escrow, other title-related fees and other” caption of our segment income statements, while our Underwriting segment records a corresponding expense for insurance policies issued by us. The impact of these internal transactions is eliminated upon consolidation.
Investment, dividends and other income
Investment, dividends and other income is generated mainly by income on our investment portfolio, which consists mainly of our statutory reserves and excess statutory capital. We primarily invest in fixed income securities, mainly composed of corporate debt obligations, U.S. government agency obligations, certificates of deposit, U.S. Treasuries and mortgage loans. We expect our investment portfolio and therefore our investment, dividend and other income to increase as we issue more insurance policies.
Expenses
Premiums retained by third-party agents
When customers are referred to us to underwrite a policy, the referring Third-Party Agent retains a significant portion, typically approximately 85% of the premium. The portion of premiums retained by Third-Party Agents is recorded as an expense. These referral expenses relate exclusively to our Underwriting segment. As we continue to grow our Direct Agents channel relative to our Third-Party Agents channel, we expect that premiums retained by third-party agents will decline as a percentage of revenue over time.
For segment-level reporting, premiums retained by our Direct Agents (which are recorded as Distribution segment revenue) are recorded as part of “premiums retained by agents” expense for our Underwriting segment. The impact of these internal transactions is eliminated upon consolidation.
Title examination expense
Title examination expense is incurred in connection with the search and examination of public information prior to the issuance of title insurance policies. As we continue to increase the portion of title policies we issue that are instantly underwritten through our Doma Intelligence platform, we expect that such costs will decline as a percentage of revenue over time.
Provision for claims
Provision for claims expense is viewed by management to be comprised of three components: incurred but not reported (“IBNR”) reserves, known claims loss and loss adjustment expense reserves, and escrow-related losses.
IBNR is a loss reserve that primarily reflects the sum of expected losses for unreported claims. The expense is calculated by applying a rate (the loss provision rate) to total title insurance premiums. The loss provision rate is determined at the beginning of each year based in part upon an assessment performed by an independent actuarial firm utilizing generally accepted actuarial methods. The assessment also takes account of industry trends, the regulatory environment and geographic considerations and is updated during the year based on developments. This loss provision rate is set to provide for losses on current year policies. Due to our long claim exposure, our provision for claims periodically includes amounts of adverse or positive claims development on policies issued in prior years, when claims on such policies are higher or lower than initially expected.
Based on the risk profile of premium vintages over time and based upon the projections of an independent actuarial firm, we build or release reserves related to our older policies. Our IBNR may increase as a proportion of our revenue as we continue to increase the proportion of our business serviced through our Doma Intelligence platform, though we believe it will decrease over the long term as our predictive machine intelligence technology produces improved results.
Known claims loss and loss adjustment expense reserves is an expense that reflects the best estimate of the remaining cost to resolve a claim, based on the information available at the time. In practice, most claims do not settle for the initial known claims provision; rather, as new information is developed during the course of claims administration, the initial estimates are revised, sometimes downward and sometimes upward. This additional development is provided for in the actuarial projection of IBNR, but it is not allocable to specific claims. Actual costs that are incurred in the claims administration are booked to loss adjustment expense, which is primarily comprised of legal expenses associated with investigating and settling a claim.
Escrow-related losses are primarily attributable to clerical errors that arise during the escrow process and caused by the settlement agent. As the proportion of our orders processed through our Doma Intelligence platform continues to increase, we expect escrow-related losses to decline over time.
Personnel costs
Personnel costs include base salaries, employee benefits, bonuses paid to employees, and payroll taxes. This expense is primarily driven by the average number of employees and our hiring activities in a given period.
In our presentation and reconciliation of segment results and our calculation of gross profit, we classify personnel costs as either direct or indirect expenses, reflecting the activities performed by each employee. Direct personnel costs relate to employees whose job function is directly related to our fulfillment activities, including underwriters, closing agents, funding agents, and title and curative agents, and are included in the calculation of our segment adjusted gross profit. Indirect personnel costs relate to employees whose roles do not directly support our transaction fulfillment activities, including sales agents, training specialists and customer success agents, segment management, research and development and other information technology personnel, and corporate support staff.
Other operating expenses
Other operating expenses are comprised of occupancy, maintenance and utilities, product taxes (for example, state taxes on gross premiums written), professional fees (including legal, audit and other third-party consulting costs), software licenses and sales tools (for example, to access public records and title-related data), travel and entertainment costs, and depreciation and amortization, among other costs.
Income tax expense
Although we are in a consolidated net loss position and report our federal income taxes as a consolidated tax group, we incur state income taxes in certain jurisdictions where we have profitable operations. We have recognized deferred tax assets but have offset them with a full valuation allowance, reflecting substantial uncertainty as to their recoverability in future periods. Until we report at least three years of profitability, we may not be able to realize the tax benefits of these deferred tax assets. See Note 8 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Results of Operations
We discuss our historical results of operations below, on a consolidated basis and by segment. Past financial results are not indicative of future results.
Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020
The following table sets forth a summary of our consolidated results of operations for the periods indicated, and the changes between periods.

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
	(in thousands, except percentages)
Revenues:
Net premiums written	$107,992	$56,817	$51,175	90%
Escrow, other title-related fees and other	18,575	13,174	5,401	41%
Investment, dividend and other income	1,229	818	411	50%
Total revenues	$127,796	$70,809	$56,987	80%
Expenses:
Premiums retained by third-party agents	$70,338	$33,102	$37,236	112%
Title examination expense	4,853	3,865	988	26%
Provision for claims	3,249	1,783	1,466	82%
Personnel costs	43,464	35,718	7,746	22%
Other operating expenses	14,165	10,640	3,525	33%
Total operating expenses	$136,069	$85,108	$50,961	60%
Loss from operations	(8,273)	(14,299)	6,026	(42)%
Interest expense	3,360	2,112	1,248	59%
Loss before income taxes	(11,633)	(16,411)	4,778	(29)%
Income tax expense	$125	$175	$(50)	(29)%
Net loss	$(11,758)	$(16,586)	$4,828	(29)%
Revenue
Net premiums written. Net premiums written increased by $51 million or 90% in the first quarter of 2021 compared to the same period in the prior year, driven by a 38% increase in premiums from our Direct Agents channel and a 113% increase in premiums from our Third-Party Agents channel.
Direct Agents premium growth was driven by closed order growth of 83% offset by lower average premiums per order of 25%, due to a higher share of refinance orders resulting from 537% growth in our S&EA channel and a lower interest rate environment that led to a surge of refinance activity in our Local channel.
Third-Party Agent growth reflects the results of management’s continued efforts to increase wallet share capture from existing Third-Party Agents as well as efforts to generate new agent relationships to accelerate growth. The rise in premiums was also driven by an overall increase in market activity due to the lower interest rate environment.
Escrow, other title-related fees and other. Escrow, other title-related fees and other increased $5 million or 41% in the first quarter of 2021 compared to the same period in the prior year, driven by direct order growth.
Investment, dividend and other income. Investment, dividend and other income increased $0.4 million or 50% in the first quarter of 2021 compared to the same period in the prior year, primarily due to one-time realized gains on investments from portfolio rebalancing.

Expenses
Premiums retained by third-party agents. Premiums retained by third-party agents increased by $37 million or 112% in the first quarter of 2021 compared to the same period in the prior year. The increase was driven principally by the growth in underwritten policies referred by Third-Party Agents, and there was no material change in average commissions paid to our Third-Party Agents.
Title examination expense. Title examination expense increased by $1 million or 26% in the first quarter of 2021 compared to the same period in the prior year, principally due to growth in Direct Agent premiums written.
Provision for claims. Provision for claims increased by $1 million or 82% in the first quarter of 2021 compared to the same period in the prior year. Provision for claims as a percentage of net premiums written was 3.0% in the first quarter of 2021 and 3.1% in the same period in the prior year. The current-year provision for claims increased by $3 million or 91% in the first quarter of 2021 compared to the same period in the prior year, due to the 90% increase in net premiums written between periods. The current-year provision for claims is offset by an increase in the provision for claims release related to prior years to $3 million in the first quarter of 2021 from $2 million in the first quarter of 2020. The reported loss emergence in both periods on policies issued in prior years was lower than expected.
Personnel costs. Personnel costs increased by $8 million or 22% in the first quarter of 2021 compared to the same period in the prior year, due to the expansion of our corporate support functions to enhance public company readiness, and an increase in operations and management staff supporting the Distribution segment as the organization invests in driving growth of Doma Intelligence-enabled closings.
Other operating expenses. Other operating expenses increased by $4 million or 33% in the first quarter of 2021 compared to the same period in the prior year, driven by $2 million of higher amortization expenses related to investments in the development of our Doma Intelligence software and higher amortization of intangibles related to our rebranding to “Doma.”
Interest expense. Interest expense increased by $1 million or 59% in the first quarter of 2021 compared to the same period in the prior year, due to a higher amount of debt outstanding as well as a higher effective interest rate in 2021, which is a result of the funding of the new $150 million Senior Debt facility during the first quarter of 2021.
Supplemental Segment Results Discussion – Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020
The following table sets forth a summary of the results of operations for our Distribution and Underwriting segments for the years indicated. See “—Basis of Presentation” above.

	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	Distribution	Underwriting	Eliminations	Consolidated	Distribution	Underwriting	Eliminations	Consolidated
	(in thousands)
Net premiums written	$—	$108,762	$(770)	$107,992	$—	$56,817	$—	$56,817
Escrow, other title-related fees and other (1)	37,646	1,409	(20,480)	18,575	27,567	305	(14,698)	13,174
Investment, dividend and other income	46	1,183	—	1,229	339	479	—	818
Total revenue	$37,692	$111,354	$(21,250)	$127,796	$27,906	$57,601	$(14,698)	$70,809
Premiums retained by agents (2)	—	91,588	(21,250)	70,338	—	47,800	(14,698)	33,102
Direct labor (3)	16,107	1,872	—	17,979	14,452	1,862	—	16,314
Other direct costs (4)	5,317	1,792	—	7,109	4,224	913	—	5,137
Provision for title claim losses	559	2,690	—	3,249	235	1,548	—	1,783
Adjusted gross profit (5)	$15,709	$13,412	$—	$29,121	$8,995	$5,478	$—	$14,473
__________________
(1)Includes fee income from closings, escrow, title exams, ceding commission income, as well as premiums retained by Direct Agents.

(2)This expense represents a deduction from the net premiums written for the amounts that are retained by Direct Agents and Third-Party Agents as compensation for their efforts to generate premium income for our Underwriting segment. The impact of premiums retained by our Direct Agents and the expense for reinsurance or co-insurance procured on Direct Agent sourced premiums are eliminated in consolidation.
(3)Includes all compensation costs, including salaries, bonuses, incentive payments, and benefits, for personnel involved in the direct fulfillment of title and/or escrow services.
(4)Includes title examination expense, office supplies, and premium and other taxes.
(5)See “—Non-GAAP Financial Measures—Adjusted gross profit” above for a reconciliation of consolidated adjusted gross profit, which is a non-GAAP measure, to our gross profit, the most closely comparable GAAP financial measure.
First quarter 2021 distribution segment revenue increased $10 million, or 35% compared to the same period in the prior year. Closed order volume grew by 83% in the first quarter of 2021 compared to the same period in the prior year, partially offset by a 26% decline in average revenue per closed order, due to the greater mix of refinance transactions. Underwriting segment revenue grew $54 million, or 93% during the first quarter of 2021 compared to the same period in the prior year, reflecting significant growth in title policies underwritten from both Direct and Third-Party Agents.
Distribution segment adjusted gross profit improved $7 million, or 75% for the first quarter of 2021 compared to the same period in the prior year, driven by closed order growth and efficiency improvements in direct expenses per order. Underwriting segment adjusted gross profit grew $8 million or 145% during the first quarter of 2021 compared to the same period in the prior year, reflecting increased demand across all channels of the business, and improvements realized in direct expenses per order.
Supplemental Key Operating and Financial Indicators Results Discussion – Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020
The following table presents our key operating and financial indicators, including our non-GAAP financial measures, for the periods indicated, and the changes between periods. This discussion should be read only as a supplement to the discussion of our GAAP results above. See “—Non-GAAP Financial Measures” below for important information about the non-GAAP financial measures presented below and their reconciliation to the respective most closely comparable GAAP measures.

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
	(in thousands, except percentages)
Opened orders	41	33	8	24%
Closed orders	33	18	15	83%
Retained premiums and fees	$57,458	$37,707	$19,751	52%
Adjusted gross profit	29,121	14,473	14,648	101%
Ratio of adjusted gross profit to retained premiums and fees	51%	38%	13 p.p.	34%
Adjusted EBITDA	$(3,277)	$(12,875)	$9,598	(75)%
Opened and closed orders
For the three months ending March 31, 2021, we opened 41 thousand orders and closed 33 thousand orders, an increase of 24% and 83%, respectively, over the same period in the prior year. Closed orders increased 537% year over year in the first quarter in our S&EA channel due to new customer acquisitions and increased wallet share with existing customers. Closed order growth was 33% in our Local channel in the first quarter of 2021 compared to the same period in the prior year. Excluding the impact of certain closed branches related to the acquisition of North American Title, closed orders during the first quarter of 2021 were approximately 33 thousand and approximately 16 thousand for the same period in the prior year, respectively. Excluding the impact of these closed branches, closed orders grew approximately 17 thousand or 106% and within our Local channel, closed orders grew approximately 49% in the first quarter of 2021 compared to the same period in the prior year.

Retained premiums and fees
Retained premiums and fees increased by $20 million or 52% during the first quarter of 2021 compared to the same period in the prior year, driven by strong closed order and title policy growth across Direct and Third-Party Agents. Excluding the impact of certain closed branches mentioned above, retained premiums and fees during the first quarter of 2021 were approximately $57 million and approximately $34 million in the same period in the prior year, respectively. Excluding the impact of these closed branches, retained premiums and fees grew approximately $23 million or 68% in the first quarter of 2021 compared to the same period in the prior year.
Adjusted gross profit
Adjusted gross profit increased by $15 million or 101% during the first quarter of 2021 compared to the same period in the prior year, due to growth in retained premiums and fees of $20 million and partially offset by $5 million of higher direct expenses.
Ratio of adjusted gross profit to retained premiums and fees
The ratio of adjusted gross profit to retained premiums and fees increased 13 percentage points during the first quarter ending 2021 compared to the same period in the prior year, reflecting continued improvement in productivity and the impact of Doma Intelligence.
Adjusted EBITDA
Adjusted EBITDA increased by $10 million or 75% year over year during the first quarter to negative $3 million, driven by $15 million higher Adjusted Gross Profit, partially offset by $2 million of higher customer acquisition costs and $3 million higher other operating expenses.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between periods.

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands, except percentages)
Revenues:
Net premiums written	345,608	$292,707	$52,901	18%
Escrow, other title-related fees and other	61,275	62,017	(742)	(1)%
Investment, dividend and other income	2,931	3,361	(430)	(13)%
Total revenues	$409,814	$358,085	$51,729	14%
Expenses:
Premiums retained by third-party agents	$220,143	$178,265	$41,878	23%
Title examination expense	16,204	14,383	1,821	13%
Provision for claims	15,337	12,285	3,052	25%
Personnel costs	143,526	130,876	12,650	10%
Other operating expenses	43,285	39,744	3,541	9%
Total operating expenses	$438,495	$375,553	$62,942	17%
Loss from operations	(28,681)	(17,468)	(11,213)	64%
Interest expense	$(5,579)	$(9,282)	$3,703	(40)%
Loss before income taxes	$(34,260)	$(26,750)	$(7,510)	28%
Income tax expense	$(843)	$(387)	$(456)	118%
Net loss	$(35,103)	$(27,137)	$(7,966)	29%

Revenue
Net premiums written. Net premiums written increased $53 million or 18% in 2020, driven by a 23% increase in premiums from Third-Party Agents and a 4% increase in premiums from our Direct Agents channel.
Direct Agents premium growth was driven by closed order growth of 25% offset by lower average premiums per order of 17%, due to a higher share of refinance orders resulting from 161% growth in our S&EA channel and a lower interest rate environment that led to a surge of refinance activity in our Local channel.
Third-Party Agents growth reflects the results of management’s continued efforts to increase wallet share capture from existing Third-Party Agents as well as efforts to generate new agent relationships to accelerate growth. The significant rise in premiums was also driven by an overall increase in refinance activity in the market due to the lower interest rate environment.
Growth in net premiums written was further impacted by the closure of approximately 40 branches in 2019 and 2020 as we continued to integrate and rationalize the Local branch footprint we acquired as part of the North American Title Acquisition. Closed orders from closed branches totaled approximately 15 thousand and 4 thousand in 2019 and 2020, respectively.
Escrow, other title-related fees and other. Escrow, other title-related fees and other declined $1 million or 1% in 2020 as compared to the prior period, reflecting the impact of branch closures, and the shift towards lower revenue refinance transactions as discussed above.
Investment, dividend and other income. Investment, dividend and other income declined modestly, primarily due to the lower interest rate environment in 2020, and partially offset by an increase in the principal amount of our investment securities portfolio.
Expenses
Premiums retained by third-party agents. Premiums retained by third-party agents increased $42 million or 23% in 2020. The significant increase was driven principally by the growth in underwritten policies referred by Third-Party Agents, as discussed above.
Title examination expense. Title examination expenses increased by $2 million or 13% in 2020 as a result of an increase in orders closed and policies issued during the period and the mix of volume across our Direct and Third-Party Agents channels.
Provision for claims. Provision for claims increased by $3 million or 25% in 2020, mainly reflecting a decrease in the provision for claims release related to prior years. Provision for claims as a percentage of net premiums written increased to 4.4% in 2020 from 4.2% in the prior year. Provision for claims release related to prior years decreased to $5 million in 2020 compared to $9 million in 2019. The reported loss emergence in both years on policies issued in prior years was lower than expected, particularly in 2019, when claims on policies issued in prior years were significantly lower than expected. As a consequence of this favorable development over time, the total provision for claims expense in 2020 was substantially unchanged from 2019 despite an 18% increase in net premiums written between periods.
Personnel costs. Personnel costs increased by $13 million or 10% in 2020, driven primarily by significant investments in research and development staff, and the expansion of our corporate support functions.
Other operating expenses. Other operating expenses increased by $4 million or 9% in 2020, driven by higher amortization expense related to our continued investment in Doma Intelligence and accelerated intangibles amortization related to our rebranding to “Doma.”
Interest expense. Interest expense declined by $4 million or 40% in 2020 due to a reduction in principal as the result of debt pay-down and lower one-month LIBOR.

Supplemental Segment Results Discussion – 2020 Compared to 2019
The following table sets forth a summary of the results of operations for our Distribution and Underwriting segments for the years indicated. See “—Basis of Presentation” above.

	Year Ended December 31, 2020				Year Ended December 31, 2019
	Distribution	Underwriting	Eliminations	Consolidated	Distribution	Underwriting	Eliminations	Consolidated
	(in thousands)
Net premiums written	$—	$345,608	$—	$345,608	$—	$292,707	$—	$292,707
Escrow, other title-related fees and other (1)	129,590	2,099	(70,414)	61,275	129,632	873	(68,488)	62,017
Investment, dividend and other income	699	2,232	—	2,931	956	2,405	—	3,361
Total revenue	$130,289	$349,939	$(70,414)	$409,814	$130,588	$295,985	$(68,488)	$358,085
Premiums retained by agents (2)	—	290,557	(70,414)	220,143	—	246,753	(68,488)	178,265
Direct labor (3)	55,334	6,820	—	62,154	55,138	5,776	—	60,914
Other direct costs (4)	16,912	3,623	—	20,535	15,751	4,367	—	20,118
Provision for title claim losses	1,415	13,922	—	15,337	1,552	10,733	—	12,285
Adjusted gross profit (5)	$56,628	$35,017	$—	$91,645	$58,147	$28,356	$—	$86,503
__________________
(1)Includes fee income from closings, escrow, title exams, ceding commission income, as well as premiums retained by Direct Agents.
(2)This expense represents a deduction from the net premiums written for the amounts that are retained by Direct Agents and Third-Party Agents as compensation for their efforts to generate premium income for our Underwriting segment. The impact of premiums retained by our Direct Agents and the expense for reinsurance or co-insurance procured on Direct Agent sourced premiums are eliminated in consolidation.
(3)Includes all compensation costs, including salaries, bonuses, incentive payments, and benefits, for personnel involved in the direct fulfillment of title and/or escrow services.
(4)Includes title examination expense, office supplies, and premium and other taxes.
(5)See “—Non-GAAP Financial Measures—Adjusted gross profit” above for a reconciliation of consolidated adjusted gross profit, which is a non-GAAP measure, to our gross profit, the most closely comparable GAAP financial measure.
Distribution segment revenue declined $0.3 million, or 0.2% in 2020. Closed order volume grew by 24%, offset by a 20% decline in revenue per order, as a result of the greater mix of lower revenue refinance transactions. Growth was also impacted by the closure of approximately 40 branches in 2019 and 2020 as we continued to integrate and rationalize the Local branch footprint we acquired as part of the North American Title Acquisition. Underwriting segment revenue grew $54 million, or 18% in 2020 reflecting the substantial growth in title policies underwritten, offset by the lower average premiums per policy.
Distribution segment adjusted gross profit declined $2 million, or 3% in 2020, driven by the order mix trends towards lower margin refinance transactions and the closure of Local branches. Underwriting segment adjusted gross profit rose $7 million or 23% in 2020, reflecting the growth in premiums and the favorable impact from direct labor and non-labor expenses that grew at a slower rate than revenues.

Supplemental Key Operating and Financial Indicators Results Discussion – 2020 Compared to 2019
The following table presents our key operating and financial indicators, including our non-GAAP financial measures, for the periods indicated, and the changes between periods. This discussion should be read only as a supplement to the discussion of our GAAP results above. See “—Non-GAAP Financial Measures” below for important information about the non-GAAP financial measures presented below and their reconciliation to the respective most closely comparable GAAP measures.

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands, except percentages)
Opened orders	137	105	32	30%
Closed orders	92	74	18	24%
Retained premiums and fees	$189,670	$179,819	$9,851	5%
Adjusted gross profit	91,645	86,503	5,142	6%
Ratio of adjusted gross profit to retained premiums and fees	48%	48%	N/A	—%
Adjusted EBITDA	$(18,987)	$(13,857)	$(5,130)	37%
Opened and closed orders
In 2020, we opened 137 thousand orders and closed 92 thousand orders, an increase of 30% and 24% over 2019, respectively. Closed orders increased 16% in our Local channel and 161% in our S&EA channel. Closed order growth was impacted by the closure of approximately 40 branches in 2019 and 2020 as we continued to integrate and rationalize the Local branch footprint we acquired as part of the North American Title Acquisition. Closed orders from closed branches totaled approximately 15 thousand and 4 thousand in 2019 and 2020, respectively. Excluding the impact of closed branches, closed orders grew approximately 30 thousand, or 51%, in 2020.
Retained premiums and fees
Retained premiums and fees increased by $10 million or 5% in 2020 driven by strong order growth across our Direct Agents and Third-Party Agents channels offset by the impact of closed branches discussed above. Retained premiums and fees in our Distribution segment from closed branches totaled approximately $28 million in 2019, and $7 million in 2020. The impact of such closures on our Underwriting segment retained premiums and fees was not material. Excluding the impact of closed branches, retained premiums and fees grew approximately $30 million, or 20%, in 2020.
Adjusted gross profit
Adjusted gross profit increased by $5 million or 6% in 2020 driven by growth in retained premiums and fees, partially offset by higher direct expenses.
Ratio of adjusted gross profit to retained premiums and fees
The ratio of adjusted gross profit to retained premiums and fees did not change in 2020. Beginning May 2020, operating leverage improved which lead to an adjusted gross profit to retained premiums and fees ratio in the second half of the year that exceeded the full-year average of 48%.
Adjusted EBITDA
Adjusted EBITDA declined by $5 million or 37% in 2020 compared to the prior period, driven by $10 million of higher operating expenses from investments in research and development, information technology, and corporate support functions, offset by $5 million of higher adjusted gross profit. We spent much of 2020 building out our team and technology required to execute on our long-term strategic plan.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between periods.

	Year Ended December 31,
	2019	2018	$ Change	% Change
	(in thousands, except percentages)
Revenues:
Net premiums written	$292,707	$—	$292,707	n.m.
Escrow, other title-related fees and other	62,017	$46	$61,971	n.m.
Investment, dividend and other income	3,361	139	3,222	n.m.
Total revenues	$358,085	$185	$357,900	n.m.
Expenses:				n.m.
Premiums retained by third-party agents	$178,265	$—	$178,265	n.m.
Title examination expense	14,383	—	14,383	n.m.
Provision for claims	12,285	—	12,285	n.m.
Personnel costs	130,876	4,356	126,520	n.m.
Other operating expenses	39,744	6,208	33,536	n.m.
Total operating expenses	$375,553	$10,564	$364,989	n.m.
Loss from operations	(17,468)	(10,379)	(7,089)	68%
Interest expense	$(9,282)	$(332)	$(8,950)	n.m.
Change in fair market value of convertible notes	—	(1,643)	1,643	n.m.
Loss before income taxes	$(26,750)	$(12,354)	$(14,396)	117%
Income tax expense	(387)	—	(387)	n.m.
Net loss	$(27,137)	$(12,354)	$(14,783)	120%
Net loss attributable to noncontrolling interest (1)	—	(307)	307	n.m.
Net loss attributable to States Title, Inc.	$(27,137)	$(12,047)	$(15,090)	125%
__________________
n.m. = not meaningful
(1)Represents non-controlling interest in a business we acquired on January 7, 2019.
Prior to the North American Title Acquisition, our revenue was negligible in 2018, as we had not commenced significant revenue-generating activities, and our results of operations reflected mainly research and development activities.
For a discussion of our 2019 results of operations, see “—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” above.
Supplemental Segment Results Discussion – 2019 Compared to 2018
The change in performance by segment from 2018 to 2019 reflects the impact of the North American Title Acquisition. Our segment results of operations for 2018 were not meaningful. See Note 7 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for our segment financial information for 2018.
Non-GAAP Financial Measures
The non-GAAP financial measures described in this proxy statement/prospectus should be considered only as supplements to results prepared in accordance with GAAP and should not be considered as substitutes for GAAP results. These measures, retained premiums and fees, adjusted gross profit, and adjusted EBITDA, have not been calculated in accordance with GAAP and are therefore not necessarily indicative of our trends or profitability in accordance with GAAP. These measures exclude or otherwise adjust for certain cost items that are required by

GAAP. Further, these measures may be defined and calculated differently than similarly-titled measures reported by other companies, making it difficult to compare our results with the results of other companies. We caution investors against undue reliance on our non-GAAP financial measures as a substitute for our results in accordance with GAAP.
Management uses these non-GAAP financial measures, in conjunction with GAAP financial measures to: (i) monitor and evaluate the growth and performance of our business operations; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures or operating histories; (iv) review and assess the performance of our management team and other employees; and (v) prepare budgets and evaluate strategic planning decisions regarding future operating investments.
Retained premiums and fees
The following presents our retained premiums and fees and reconciles the measure to our gross profit, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Revenue	$127,796	$70,809
Minus:
Premiums retained by third-party agents	70,338	33,102
Retained premiums and fees	$57,458	$37,707
Minus:
Direct labor	17,979	16,314
Provision for claims	3,249	1,783
Depreciation and amortization	2,707	1,116
Other direct costs(1)	7,109	5,137
Gross Profit	$26,414	$13,357
__________________
(1)Includes title examination expense, office supplies, and premium and other taxes.

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Revenue	$409,814	$358,085	$185
Minus:
Premiums retained by third-party agents	220,143	178,265	—
Retained premiums and fees	$189,670	$179,819	$185
Minus:
Direct labor	62,154	60,914
Provision for claims	15,337	12,285	—
Depreciation and amortization	5,815	1,880	10
Other direct costs(1)	20,535	20,118	97
Gross Profit	$85,830	$84,622	$78
__________________
(1)Includes title examination expense, office supplies, and premium and other taxes.

Adjusted gross profit
The following table reconciles our adjusted gross profit to our gross profit, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Gross Profit	$26,414	$13,357
Adjusted for:
Depreciation and amortization	2,707	1,116
Adjusted Gross Profit	$29,121	$14,473

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Gross Profit	$85,830	$84,622	$78
Adjusted for:
Depreciation and amortization	5,815	1,880	10
Adjusted Gross Profit	$91,645	$86,503	$88
Adjusted EBITDA
The following table reconciles our adjusted EBITDA to our net loss, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Net loss (GAAP)	$(11,758)	$(16,586)
Adjusted for:
Depreciation and amortization	2,707	1,116
Interest expense	3,360	2,112
Income taxes	125	175
EBITDA	$(5,566)	$(13,183)
Adjusted for:
Stock-based compensation	2,289	308
Adjusted EBITDA	$(3,277)	$(12,875)
__________________
(1)Reflects change in value of our issued convertible notes for which we elected the fair value option. The notes were converted to preferred shares in 2019 in connection with the North American Title Acquisition.
(2)Includes legal and consulting costs recognized as expenses in connection with the North American Title Acquisition.

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Net loss (GAAP)	$(35,103)	$(27,137)	$(12,354)
Adjusted for:
Depreciation and amortization	5,815	1,880	10
Interest expense	5,579	9,282	332
Income taxes	843	387	—
EBITDA	$(22,866)	$(15,588)	$(12,012)
Adjusted for:
Stock-based compensation	2,495	899	128
Change in fair market value of convertible notes(1)	—	—	1,643
Transaction-related costs(2)	—	832	1,736
COVID-related severance costs	1,385	—	—
Adjusted EBITDA	$(18,987)	$(13,857)	$(8,505)
__________________
(1)Reflects change in value of our issued convertible notes for which we elected the fair value option. The notes were converted to preferred shares in 2019 in connection with the North American Title Acquisition.
(2)Includes legal and consulting costs recognized as expenses in connection with the North American Title Acquisition.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including our working capital and capital expenditure needs and other commitments. Our recurring working capital requirements relate mainly to our cash operating costs. Our capital expenditure requirements consist mainly of software development related to our Doma Intelligence platform.
We had $182 million in cash and cash equivalents as of March 31, 2021. We believe our operating cash flows, together with our cash on hand, and the cash proceeds from the Business Combination and the related private placement, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of this proxy statement/prospectus. On a pro forma basis, assuming the Business Combination closed on that date, our cash and cash equivalents would have amounted to between approximately $494 million and $683 million at March 31, 2021, depending on the extent of pre-consummation redemptions by Capitol’s shareholders.
We may need additional cash due to changing business conditions or other developments, including unanticipated regulatory developments and competitive pressures. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing.
Debt
Lennar seller financing note
As part of the North American Title Acquisition, Lennar issued us a note for $87 million on January 7, 2019 with a maturity date of January 7, 2029. Cash interest on the note accrued at the LIBOR one-month rate, plus a fixed rate of 8.5% per annum on a “pay-in-kind,” ("PIK"), basis. We repaid the note in full in January 2021, after making several principal prepayments in 2019 and 2020. See “—Certain Relationships and Related Party Transactions.”
Senior Debt
In December 2020, we entered into a credit agreement with Hudson Structured Capital Management Ltd. (“HSCM”) for a $150 million Senior First Lien Note (“Senior Debt”), which was fully funded by the lenders, which are affiliates of HSCM, at its principal face value on January 29, 2021 (the “Funding Date”) and matures on the fifth anniversary of the Funding Date. The Senior Debt bears interest at a rate of 11.25% per annum, of which 5.0% is payable in cash in arrears and the remaining 6.25% accrues to the outstanding principal balance on a PIK basis. Interest is payable or compounded, as applicable, quarterly. Principal prepayments on the Senior Debt are permitted, subject to a premium, which declines from 8% of principal today to 4% in 2023 and to zero in 2024.
The Senior Debt is secured by a first-priority pledge and security interest in substantially all of our assets, including the assets of any of our existing and future domestic subsidiaries. The Senior Debt is subject to customary affirmative and negative covenants, including limits on the incurrence of debt and restrictions on acquisitions, sales of assets, dividends and certain restricted payments. The Senior Debt is also subject to two financial maintenance covenants, related to our liquidity and revenues. The liquidity covenant requires us to have at least $20 million of liquidity, calculated as of the last day of each month, as the sum of (i) our unrestricted cash and cash equivalents and (ii) the aggregate unused and available portion of any working capital or other revolving credit facility. The revenue covenant, which is tested as of the last day of each fiscal year, requires that our consolidated GAAP revenue for the year to be greater than $130 million. The Senior Debt is subject to customary events of default and cure rights. As of the date of this proxy statement/prospectus, we complied with all Senior Debt covenants.
Upon funding, we issued penny warrants to affiliates of HSCM equal to 1.35% of our fully diluted shares. The warrants have a ten-year duration, subject to customary anti-dilution provisions, and include a cashless exercise option. The value of the warrants has been determined in the first quarter of 2021 and has been recorded as a discount to the debt and it is accreted through interest expense over the five-year term of the facility using the effective interest method.
Other commitments and contingencies
Our commitments for leases, related to our office space and equipment, amounted to $24 million as of March 31, 2021 of which $6 million is payable in 2021. Refer to Note 11 to our condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for a summary of our future commitments. Our headquarters lease expires in 2024. As of the date of this proxy statement/prospectus, we did not have any other material commitments for cash expenditures. We also administer escrow deposits as a service to customers, a substantial portion of which are held at third-party financial institutions. Such deposits are not reflected on our balance sheet, but we could be contingently liable for them under certain circumstances (for example, if we dispose of escrowed assets). Such contingent liabilities have not materially impacted our results of operations or financial condition to date and are not expected to do so in the near term.
Cash flows
The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(19,323)	$(16,341)
Net cash provided by (used in) investing activities	5,116	(32,620)
Net cash provided by financing activities	85,735	43,498
Operating Activities
Net cash used in operating activities increased by $3 million in the first quarter of 2021 compared to the same period in the prior year, primarily due to an increase in cash paid for prepaid expenses associated with the anticipated Business Combination. This was partially offset by lower net losses and increased non-cash costs including higher depreciation and amortization in the first quarter of 2021 driven by increased amortization of our trade name and higher stock-based compensation costs associated with an increase in Doma's share price.
Investing Activities
Our capital expenditures have historically consisted mainly of costs incurred in the development of Doma Intelligence. Our other investing activities generally consist of transactions in investment securities.

In the first three months of 2021, net cash provided by investing activities was $5 million, and reflected mainly $18 million of proceeds from the sale of investments offset by $8 million of purchases of investments. Cash paid for fixed assets was $5 million in the same period, largely consisting of technology development costs related to Doma Intelligence.
In the first three months of 2020, net cash used in investing activities was $33 million and reflected mainly $36 million of purchases of investments offset by $6 million of proceeds from the sale of investments. In the same period, cash paid for fixed assets was $3 million, largely consisting of technology development costs related to Doma Intelligence. We also received $1 million from the sale of a title plant in the same period.
Financing Activities
Net cash provided by financing activities was $86 million in the first three months of 2021, primarily reflecting $150 million of proceeds from the Senior Debt, offset by the $66 million repayment of the Lennar seller financing note.
Net cash provided by financing activities was $43 million in the first three months of 2020, reflecting $71 million in proceeds from the issuance of Series C Preferred Stock, offset by a $27 million payment on the Lennar seller financing note.

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Net cash used in operating activities	$(9,274)	$(3,120)	$(8,667)
Net cash provided by (used in) investing activities	(63,033)	61,601	(1,934)
Net cash provided by financing activities	42,661	67,281	7,558
Operating Activities
Net cash used in operating activities increased by $6 million in 2020 compared to 2019, mainly reflecting our higher net loss, for the reasons discussed above. Our non-cash costs increased modestly and our operating working capital declined modestly between periods.
Net cash used in operating activities decreased by $6 million in 2019 compared to 2018, reflecting the impact of the North American Title Acquisition, as discussed above.
Investing Activities
Our capital expenditures have historically consisted mainly of costs incurred in the development of Doma Intelligence. Our other investing activities generally consist of transactions in investment securities.
In 2020, net cash used in investing activities was $63 million, and reflected mainly $65 million of purchases of held-to-maturity securities partially offset by $18 million proceeds received from the sale and maturity of securities. In 2020, we capitalized $13 million in development costs related to Doma Intelligence.
In 2019, net cash provided by investing activities was $62 million and reflected mainly proceeds from the sale and maturing of held-to-maturity securities and the cash proceeds received in connection with the North American Title Acquisition. In 2019, we capitalized $4 million in development costs related to Doma Intelligence.
In 2018, net cash used in investing activities was $2 million, reflecting the purchase of available-for-sale securities.
Financing Activities
Net cash provided by financing activities was $43 million in 2020, reflecting mainly $71 million of proceeds from the issuance of Series C preferred shares, partially offset by a $28 million prepayment on the Lennar seller financing note.

Net cash provided by financing activities was $67 million in 2019, primarily reflecting $77 million from the issuance of Series B and Series C preferred shares, partially offset by a $13 million prepayment on the Lennar seller financing note.
Net cash provided by financing activities in 2018 was $8 million, mainly reflecting proceeds from the issuance of convertible notes.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with GAAP. Preparation of the financial statements requires our management to make several judgments, estimates and assumptions relating to the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We evaluate our significant estimates on an ongoing basis, including, but not limited to, liability for loss and loss adjustment expenses, goodwill and accrued net premiums written from Third-Party Agent referrals. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Our critical accounting estimates are described below.
Liability for loss and loss adjustment expenses
Our liability for loss and loss adjustment expenses include mainly reserves for known claims as well as reserves for incurred but not reported (“IBNR”) claims. Each known claim is reserved based on our estimate of the costs required to settle the claim.
IBNR is a loss reserve that primarily reflects the sum of expected losses for unreported claims. The expense is calculated by applying the loss provision rate to total title insurance premiums. With the assistance of a third-party actuarial firm, we determine the loss provision rate for the policies written in the current year. This assessment considers factors such as historical experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations and the types of title insurance policies written (i.e., real estate purchase or refinancing transactions). The loss provision rate is set to provide for losses on current year policies, but due to development of prior years and our long claim duration, it periodically includes amounts of estimated adverse or positive development on prior years' policies.
The estimates used require considerable judgment and are established as management’s best estimate of future outcomes, however, the amount of IBNR reserved based on these estimates could ultimately prove to be inadequate to cover actual future claims experience. We continually monitor for any events and/or circumstances that arise during the year which may indicate that the assumptions used to record the provision for claims estimate requires reassessment.
Our total loss reserve as of March 31, 2021 amounted to $71 million, which we believe, based on historical claims experience and actuarial analyses, is adequate to cover claim losses resulting from pending and future claims for policies issued through March 31, 2021. We continually review and adjust our reserve estimates to reflect loss experience and any new information that becomes available.
Goodwill
We have significant goodwill on our balance sheet related to acquisitions as goodwill represents the excess of the acquisition price over the fair value of net assets acquired and liabilities assumed in a business combination. Goodwill is tested and reviewed annually for impairment on October 1 of each fiscal year, and between annual tests if events or circumstances arise that would more likely than not reduce the fair value of any one of our reporting units below its respective carrying amount. In addition, an interim impairment test may be completed upon a triggering event or when there is a reorganization of reporting structure or disposal of all or a portion of a reporting unit. As of March 31, 2021, we had $111 million of goodwill, relating to the North American Title Acquisition, of which $88 million and $23 million was allocated to our Distribution and Underwriting reporting units, respectively.

In performing our annual goodwill impairment test, we first perform a qualitative assessment, which requires that we consider significant estimates and assumptions regarding macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in the composition or carrying amount of a reporting unit or other factors that have the potential to impact fair value. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair values of our reporting units are greater than the carrying amounts, then the quantitative goodwill impairment test is not performed, as goodwill is not considered to be impaired. However, if we determine that the fair value of a reporting unit is more likely than not to be less than its carrying value, then a quantitative assessment is performed. For the quantitative assessment, the determination of estimated fair value of our reporting units requires us to make assumptions about future discounted cash flows, including profit margins, long-term forecasts, discount rates and terminal growth rates and, if possible, a comparable market transaction model. If, based upon the quantitative assessment, the reporting unit fair value is less than the carrying amount, a goodwill impairment is recorded equal to the difference between the carrying amount of the reporting unit's goodwill and its fair value, not to exceed the carrying value of goodwill allocated to that reporting unit, and a corresponding impairment loss is recorded in the consolidated statements of operations.
We completed our annual goodwill impairment test on October 1, 2020. We determined, after performing a qualitative review of each reporting unit, that the fair value of each reporting unit exceeded its respective carrying value. Accordingly, there was no indication of impairment and the quantitative goodwill impairment test was not performed. We did not identify any events, changes in circumstances, or triggering events since the performance of our annual goodwill impairment test that would require us to perform an interim goodwill impairment test during the fiscal year.
Accrued net premiums written from Third-Party Agent referrals
We recognize revenues on title insurance policies issued by Third-Party Agents when notice of issuance is received from Third-Party Agents, which is generally when cash payment is received. In addition, we estimate and accrue for revenues on policies sold but not reported by Third-Party Agents as of the relevant balance sheet closing date. This accrual is based on historical transactional volume data for title insurance policies that have closed and were not reported before the relevant balance sheet closing, as well as trends in our operations and in the title and housing industries. There could be variability in the amount of this accrual from period to period and amounts subsequently reported to us by Third-Party Agents may differ from the estimated accrual recorded in the preceding period. If the amount of revenue subsequently reported to us by Third Party Agents is higher or lower than our estimate, we record the difference in revenue in the period in which it is reported. For the three months ended March 31, 2021 and 2020, as well as the years ended December 31, 2020 and 2019, the time lag between the closing of transactions by Third-Party Agents and the reporting of policies, or premiums from policies issued by Third-Party Agents to us has been approximately three months. Although the impact of the difference between the estimated and reported amounts did not have a material impact on our financial statements for the periods presented in this proxy statement/prospectus, it could have a more substantial impact in future periods as our business continues to grow.
New Accounting Pronouncements
For information about recently issued accounting pronouncements, refer to Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Capitol is an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, we expect to remain an emerging growth company at least through the end of 2021 and will have the benefit of the extended transition period. This may make it difficult to compare our financial results with the financial results of other public companies that are either not emerging growth companies or emerging growth companies that have chosen not to take advantage of the extended transition period.
Quantitative and Qualitative Disclosures About Market Risks
Interest rate risk is our primary market risk. Our results of operations are directly exposed to changes in interest rates, among other macroeconomic conditions. See “—Our Business Model—Industry trends and uncertainties” above. Fluctuations in interest rates may also impact the interest income earned on floating-rate investments and the fair value of our fixed-rate investments. An increase in interest rates decreases the market value of fixed-rate investments. Conversely, a decrease in interest rates increases the fair market value of fixed-rate investments. Our exposure to interest rate risk correlates to our portfolio of fixed income securities.
Our exposure to interest rate risk has not, to date, materially impacted our financial condition. As of March 31, 2021, we held investments with a value of $68 million, of which $68 million were in debt and mortgage securities, a majority of which bear interest at fixed rates and are held to maturity. Our investment portfolio is comprised of corporate debt, certificates of deposit, mortgages, U.S. government agency obligations and U.S. Treasuries, and we believe that our exposure to credit quality risk is currently immaterial.

DESCRIPTION OF NEW DOMA INDEBTEDNESS
The following summaries of certain provisions of New Doma indebtedness do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this proxy statement/prospectus.
Senior Debt
In December 2020, Doma entered into a credit agreement with Hudson Structured Capital Management Ltd. (“HSCM”), as agent, for a $150.0 million senior secured term loan facility (the “Senior Debt”), which was fully funded by the lenders, which are affiliates of HSCM, at its principal face value on January 29, 2021 .
As of March 31, 2021, the aggregate outstanding principal balance under the Senior Debt totaled $151.6  million.
The outstanding principal amount of the Senior Debt bears interest at a per annum rate equal to 11.25%, of which 5% of that interest accrues and is payable in arrears on the last business day of each quarter. The remaining 6.25% of that interest accrues as of the last day of each quarter and is payable in arrears upon the maturity of the Senior Debt or, if earlier, on the date on which the obligations are declared due and payable pursuant to the terms of Senior Debt.
The Senior Debt contains customary affirmative covenants, including financial reporting covenants. The Senior Debt also contains customary negative covenants limiting Doma’s and its subsidiaries’ ability to, among other things, incur or assume debt; incur certain liens or permit them to exist; undergo certain changes in business, management, control or business locations; dispose of assets; make certain investments; merge with other companies; pay dividends and enter into certain transactions with affiliates. The Senior Debt is also subject to two financial maintenance covenants, related to Doma’s liquidity and revenues. The liquidity covenant requires Doma to have liquidity of at least $20.0 million, calculated as of the last day of each month, as the sum of (i) Doma’s unrestricted cash and cash equivalents and (ii) the aggregate unused and available portion of any working capital or other revolving credit facility. The revenue covenant, which is tested as of the last day of each fiscal year, requires that Doma’s consolidated GAAP revenue for the year to be greater than $130.0 million. As of the date of this proxy statement/prospectus, Doma has complied with all Senior Debt covenants.
The Senior Debt also contains customary events of defaults. In the event of default, the principal becomes repayable in installments on the last day of the month immediately following the month in which the event of default occurred. Doma must continue to make principal installments solely during the continuance of the event of default. The principal installments are equal to (i) the sum of the aggregate outstanding principal balance of the Senior Debt and all unpaid capitalized interest added to the principal amount of the Senior Debt, as of the last day of the month immediately following the calendar month in which the event of default occurred, multiplied by (ii) 4.1667%. The obligations under the Senior Debt are additionally subject to acceleration upon the occurrence and during the continuance of an event of default.
All unpaid principal, accrued and unpaid interest, applicable prepayment premiums (if any), expenses and other obligations are payable in full upon maturity of the Senior Debt on January 29, 2026.
Further, subject to certain conditions, Doma has the option to prepay all or at least 50% of the then-outstanding principal balance of the Senior Debt. Doma, under certain circumstances, is also obligated to make mandatory prepayments.
The Senior Debt is secured by a first-priority pledge and security interest in substantially all of the assets of Doma and its domestic subsidiaries, including any future domestic subsidiaries, and is guaranteed by all of Doma’s domestic subsidiaries (in each case, subject to customary exclusions, including the exclusion of regulated insurance company subsidiaries).

DESCRIPTION OF NEW DOMA SECURITIES
As a result of the Business Combination, Capitol Stockholders will become New Doma stockholders. Your rights as New Doma stockholders will be governed by Delaware law and the Proposed Certificate of Incorporation and Proposed Bylaws. The following description of the material terms of New Doma securities reflects the anticipated state of affairs upon completion of the Business Combination.
The following summary of the material terms of New Doma’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Certificate of Incorporation and Proposed Bylaws are attached as Annex B and included as Exhibit 3.4, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Certificate of Incorporation and the Proposed Bylaws in their entirety for a complete description of the rights and preferences of New Doma securities following the Business Combination.
Authorized and Outstanding Capital Stock
Immediately following the completion of the Business Combination, New Doma’s authorized capital stock will consist of 2,100,000,000 shares of capital stock, par value $0.0001 per share, of which:
•2,000,000,000 shares are designated as common stock; and
•100,000,000 shares are designated as preferred stock.
As of March 31, 2021, Capitol had 34,500,000 shares of Class A Common Stock outstanding, 8,625,000 Class B Common Stock outstanding and no shares of preferred stock outstanding. Capitol has also issued 17,333,333 warrants consisting of 11,500,000 public warrants and 5,833,333 private placement warrants. After giving effect to the Business Combination, New Doma will have approximately 350.0 million shares of New Doma Common Stock outstanding (assuming no redemptions, assuming the maximum amount of the Secondary Available Cash Consideration is available to the Doma Stockholders and that such Doma Stockholders make cash elections in the aggregate equal to the maximum amount of the Secondary Available Cash Consideration and including shares held by the Sponsor that are subject to forfeiture).
New Doma Common Stock
Voting Rights
Holders of New Doma Common Stock will be entitled to one vote per share on all matters submitted to a vote of stockholders.
The Proposed Certificate of Incorporation will not provide for cumulative voting for the election of directors. As a result, the holders of a plurality of the voting power of New Doma’s outstanding common stock can elect all of the directors then standing for election. The Proposed Certificate of Incorporation retains a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of New Doma stockholders, with the other classes continuing for the remainder of their respective three-year terms.
Dividend Rights
Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of New Doma Common Stock will be entitled to receive ratably, on a per share basis, any dividends declared by the New Doma Board of Directors out of assets legally available. See section “Market Price, Ticker Symbol and Dividend Information.”
Liquidation Rights
Subject to preferences that may be applicable to any preferred stock outstanding at the time, in the event of any voluntary or involuntary liquidation, dissolution or winding up of New Doma, after payment or provision for payment of the debts and other liabilities of New Doma, the holders of shares of New Doma Common Stock will be entitled to receive, ratably in proportion to the number of shares held by the holder, all the remaining assets of New Doma available for distribution to its stockholders.
No Preemptive or Similar Rights
New Doma Common Stock is not entitled to preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to New Doma Common Stock.
Preferred Stock
The Proposed Certificate of Incorporation authorizes 100,000,000 shares of preferred stock and provides that preferred stock may be issued from time to time in one or more series. The New Doma Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The New Doma Board of Directors will be able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the New Doma Board of Directors to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New Doma or the removal of existing management.
Stock Options
As of March 31, 2021, Doma had outstanding 4,701,164 options to acquire Doma Common Stock, of which 1,264,965 were vested, with a weighted average exercise price of approximately $2.60 per share, and 3,436,199 were unvested, with a weighted average exercise price of approximately $3.69 per share.
At the Effective Time, each outstanding and unexercised option to purchase Doma Common Stock, whether or not vested or exercisable, (i) with respect to each Cash Eligible Option for which a cash election is made, will receive the applicable cash consideration, subject to the limitations described therein, and (ii) with respect to such options for which a cash election is not made or a cash election is not available, will be converted into an option to purchase shares of New Doma Common Stock. Each option holder, whether or not then vested or exercisable, will also receive a contingent right to receive the applicable Earnout Pro Rata Portion (as defined in the Merger Agreement) of Earnout Shares.
Warrants
As of March 31, 2021, Capitol had issued 17,333,333 warrants, consisting of 11,500,000 public warrants and 5,833,333 private placement warrants, of which Capitol Warrants to purchase 5,833,333 Capitol Class A Common Stock are held by the Sponsors. As of March 31, 2021, Doma had issued an aggregate of 5,654,254 Doma Warrants, consisting of warrants to purchase 723,456 shares of Doma Common Stock, 4,815,798 shares of Doma’s Series A-1 convertible preferred stock and 115,000 shares of Doma’s Series C convertible preferred stock, with a weighted average exercise price of approximately $0.21 per share.
Doma Warrants
At the Effective Time, of the Doma Warrants described above, Doma Warrants to purchase 5,627,415 shares of Doma Capital Stock, to the extent issued and outstanding immediately prior to the Effective Time and not exercised or expired, will be automatically cancelled and converted into (a) the number of shares of New Doma Common Stock the holder would receive if the warrant was exercised immediately prior to Closing (after giving effect to any applicable conversion), on a net exercise basis, and (b) a contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares. At the Effective Time, Doma Warrants to purchase 26,839 shares of Doma Capital Stock, to the extent issued and outstanding immediately prior to the Effective Time and not exercised or expired, will be automatically cancelled and converted into (a) a warrant to acquire shares of New Doma Common Stock and (b) a contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares. Each New Doma Warrant will be exercisable for the number of shares of New Doma Common Stock equal to the number of shares of Doma

Capital Stock subject to the Doma Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, with a corresponding adjustment to the exercise price.
Public Warrants
Each whole public warrant entitles the registered holder to purchase one share of New Doma Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing (i) on the later of one year from the closing of the initial public offering and (ii) 30 days after the completion of the Business Combination; provided, that New Doma has an effective registration statement under the Securities Act covering the New Doma Common Stock issuable upon exercise of the public warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities or blue sky laws of the state of residence of the holder (or New Doma permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement as a result of (i) New Doma failing to have an effective registration statement by the 60th business day after the closing of Business Combination as described below or (ii) a notice of redemption described below under “— Redemption of Warrants When the Price Per Share of New Doma Common Stock Equals or Exceeds $10.00”). A warrant holder may exercise its public warrants only for a whole number of shares of New Doma Common Stock. This means only a whole public warrant may be exercised at a given time by a warrant holder. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
New Doma will not be obligated to deliver any shares of New Doma Common Stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the New Doma Common Stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to New Doma satisfying its obligations described below with respect to registration. No public warrant will be exercisable and New Doma will not be obligated to issue shares of New Doma Common Stock upon exercise of a public warrant unless the New Doma Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will New Doma be required to net cash settle any public warrant. In the event that a registration statement is not effective for the exercised public warrants, the purchaser of a unit containing such public warrant will have paid the full purchase price for the unit solely for the share of New Doma Common Stock underlying such unit.
New Doma has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the Business Combination, to use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the New Doma Common Stock issuable upon exercise of the public warrants. New Doma will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement; provided that, if the shares of New Doma Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Doma may, at its option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Doma so elects, New Doma will not be required to file or maintain in effect a registration statement.
Redemption of Public Warrants When the Price Per Share of New Doma Common Stock Equals or Exceeds $18.00
Once the public warrants become exercisable, New Doma may call the public warrants for redemption:
•in whole and not in part;
•at a price of $0.01 per warrant;

•upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•if, and only if, the last reported sale price of New Doma Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of New Doma Common Stock and equity-linked securities as described below) for any 20 trading days within a 30-trading day period ending three business days before New Doma sends the notice of redemption to the public warrant holders.
New Doma has established the last redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Doma issues a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of New Doma Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
New Doma will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New Doma Common Stock issuable upon a cashless exercise of the public warrants is then effective and a current prospectus relating to those shares of New Doma Common Stock is available throughout the 30-day redemption period, except if the public warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the public warrants become redeemable by New Doma, New Doma may exercise its redemption right even if New Doma is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New Doma may redeem the public warrants as set forth above even if the holders are otherwise unable to exercise the public warrants.
Redemption of Public Warrants When the Price Per Share of New Doma Common Stock Equals or Exceeds $10.00
Once the public warrants become exercisable, New Doma may redeem the outstanding public warrants (except as described herein with respect to the private placement warrants):
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their public warrants prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of New Doma Common Stock (as described below) except as otherwise described below;
•if, and only if, the last reported sale price of New Doma Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like and for certain issuances of New Doma Common Stock and equity-linked securities as described above) on the trading day prior to the date on which New Doma sends the notice of redemption to the public warrant holders; and
•if, and only if, the last reported sale price of New Doma Common Stock is less than $18.00 per share (as described for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of New Doma Common Stock and equity-linked securities as described above), then the private placement warrants are also called for redemption on the same terms as the outstanding public warrants, as described above.
Beginning on the date the notice of redemption is given until the public warrants are redeemed or exercised, holders may elect to exercise their public warrants on a cashless basis. If and when the public warrants become redeemable by New Doma, New Doma may exercise its redemption right even if New Doma is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New Doma may redeem the public warrants as set forth above even if the holders are otherwise unable to exercise the public warrants.
The numbers in the table below represent the number of shares of New Doma Common Stock that a warrant holder will receive upon exercise in connection with a redemption by New Doma pursuant to the redemption feature, based on the “fair market value” of New Doma Common Stock on the corresponding redemption date (assuming holders elect to exercise their public warrants and such public warrants are not redeemed for $0.10 per warrant), determined based on the volume-weighted average price of New Doma Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of public warrants, and the number of months that the corresponding redemption date precedes the expiration date of the public warrants, each as set forth in the table below. New Doma will provide its public warrant holders with the final fair market value no later than one business day after the ten-day trading period described above.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a public warrant is adjusted as set forth in the first three paragraphs under the heading “—Anti-Dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a public warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a public warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a public warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the market value and the newly issued price as set forth under the heading “—Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a public warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of Warrants)	Fair Market Value of New Doma Common Stock
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and time to expiration may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Doma Common Stock to be issued for each public warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume-weighted average price of New Doma Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the public warrants is $11.00 per share, and at such time there are 57 months until the expiration of the public warrants, holders may choose to, in connection with this redemption feature, exercise their public warrants for 0.277 shares of New Doma Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of New Doma Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the public warrants is $13.50 per share, and at such time there are 38 months until the expiration of the public warrants, holders may choose to, in connection with this redemption feature, exercise their public warrants for 0.298 shares of New Doma Common Stock for each whole warrant. In no event will the public warrants be exercisable in connection with this redemption feature for more than 0.361 shares of New Doma Common Stock per warrant, subject to adjustment. Finally, as reflected in the table above, if the public warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by New Doma pursuant to this redemption feature, since they will not be exercisable for any shares of New Doma Common Stock. In no event will the public warrants be exercisable in connection with this redemption feature for more than 0.361 shares of New Doma Common Stock per warrant (subject to adjustment).
This redemption feature is structured to allow for all of the outstanding public warrants to be redeemed when New Doma Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of New Doma Common Stock is below the exercise price of the public warrants. This provides New Doma with the flexibility to redeem the public warrants without the public warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of Public Warrants When the Price Per Share of New Doma Common Stock Equals or Exceeds $18.00.” Holders choosing to exercise their public warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their public warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides New Doma with an additional mechanism by which to redeem all of the outstanding public warrants, and therefore have certainty as to New Doma’s capital structure as the public warrants would no longer be outstanding and would have been exercised or redeemed and New Doma will be required to pay the redemption price to warrant holders if it chooses to exercise this redemption right and it will allow New Doma to quickly proceed with a redemption of the warrants if it determines it is in New Doma’s best interest to do so. As such, New Doma would redeem the public warrants in this manner when New Doma believes it is in its best interest to update New Doma’s capital structure to remove the public warrants and pay the redemption price to the warrant holders.
As stated above, New Doma can redeem the warrants when New Doma Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to New Doma’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If New Doma chooses to redeem the warrants when New Doma Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New Doma Common Stock than they would have received if they had chosen to wait to exercise their warrants for New Doma Common Stock if and when such New Doma Common Stock trades at a price higher than the exercise price of $11.50 per share.
No fractional shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, New Doma will round down to the nearest whole number of the number of New Doma Common Stock to be issued to the holder.
Redemption Procedures
A holder of a public warrant may notify New Doma in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New Doma Common Stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of outstanding shares of New Doma Common Stock is increased by a stock dividend payable in shares of New Doma Common Stock, or by a split-up of shares of New Doma Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Doma Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New Doma Common Stock. A rights offering to holders of New Doma Common Stock entitling holders to purchase shares of New Doma Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New Doma Common Stock equal to the product of (1) the number of shares of New Doma Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Doma Common Stock) multiplied by (2) one minus the quotient of (x) the price per share of New Doma Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for New Doma Common Stock, in determining the price payable for New Doma Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume-weighted average price of New Doma Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of New Doma Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if New Doma, at any time while the public warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of New Doma Common Stock on account of such shares of New Doma Common Stock (or other shares of New Doma capital stock into which the public warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends and (c) prior to the Business Combination, (i) to satisfy the redemption rights of the holders of Capitol Common Stock in connection with the Business Combination, (ii) to satisfy the redemption rights of the holders of Capitol Common Stock in connection with a stockholder vote to amend Capitol’s Current Certificate of Incorporation (1) to modify the substance or timing of Capitol’s obligation to redeem 100% of its Capitol Common Stock if it does not complete the Business Combination within 24 months from the closing of the initial public offering or (2) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity or (iii) in connection with the redemption of Capitol’s public shares upon its failure to complete the Business Combination, then the public warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Capitol Common Stock in respect of such event.
If the number of outstanding shares of New Doma Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Doma Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Doma Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Doma Common Stock.
Whenever the number of shares of New Doma Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Doma Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Doma Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of New Doma Common Stock (other than those described above or that solely affects the par value of such shares of New Doma Common Stock), or in the case of any merger or consolidation of New Doma with or into another corporation (other than a consolidation or merger in which New Doma is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of New Doma Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Doma as an entirety or substantially as an entirety in connection with which New Doma is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Doma Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Doma Common Stock in such a transaction is payable in the form of common equity in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.
The public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New Doma. A copy of the warrant agreement, which is filed as an exhibit to this proxy statement/prospectus, has a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.
The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Doma, for the number of warrants being exercised. The public warrant holders do not have the rights or privileges of holders of New Doma Common Stock and any voting rights until they exercise their warrants and receive shares of New Doma Common Stock. After the issuance of shares of New Doma Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by holders of New Doma Common Stock.
No fractional warrants will be issued upon separation of the units and only whole warrants will trade.
Private Placement Warrants
The private placement warrants (including the New Doma Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except under limited circumstances) and they will not be redeemable by New Doma so long as they are held by the Sponsors or their permitted transferees.
The Sponsors or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis and will have certain registration rights related to such private placement warrants. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants sold in the initial public offering, including they may be redeemed for shares of New Doma Common Stock. If the private placement warrants are held by holders other than the Sponsors or their permitted transferees, the private placement warrants will be redeemable by New Doma and exercisable by the holders on the same basis as the public warrants.
Anti-Takeover Effects of Provisions of the Proposed Certificate of Incorporation, Proposed Bylaws and Applicable Law
The Proposed Certificate of Incorporation and Proposed Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of New Doma. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of New Doma to negotiate first with the New Doma Board of Directors.
Classified Board of Directors
The Proposed Certificate of Incorporation provides that the New Doma Board of Directors will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of the New Doma Board of Directors only by successfully engaging in a proxy contest at two or more annual meetings of the New Doma stockholders.
Authorized but Unissued Shares
New Doma’s authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of New Doma by means of a proxy contest, tender offer, merger or otherwise.
Special Meeting of Stockholders
The Proposed Certificate of Incorporation and Proposed Bylaws provide that, subject to the rights of any holders of preferred stock, special meetings of New Doma stockholders, for any purpose or purposes, may be called only by (i) the chairman of the board, (ii) the chief executive officer, (iii) the secretary or (iv) the New Doma Board of Directors pursuant to a resolution adopted by a majority of the New Doma Board of Directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
The Proposed Bylaws provide that stockholders seeking to bring business before the New Doma annual meeting of New Doma stockholders or to nominate candidates for election as directors at the annual meeting of New Doma stockholders must provide timely notice of their intent in writing.
To give timely notice, the secretary must have received the notice at New Doma’s principal executive offices, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made or sent by New Doma.
The Proposed Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude New Doma stockholders from bringing matters before the annual meeting of New Doma stockholders or from making nominations for directors at annual meeting of New Doma stockholders.
Election and Removal of Directors
The Proposed Certificate of Incorporation and Proposed Bylaws contain provisions that establish specific procedures for appointing and removing members of the New Doma Board of Directors.
Under the Proposed Certificate of Incorporation, New Doma’s directors may be removed from office, only for cause and only by the affirmative vote of the holders of a majority of the power of all then-outstanding shares of New Doma capital stock entitled to vote in the election of directors, voting together as a single class.
Vacancies and newly created directorships on the New Doma Board of Directors may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director. Any new director shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. The treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of the New Doma Board of Directors.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Proposed Certificate of Incorporation expressly does not authorize cumulative voting rights for New Doma stockholders.
The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the New Doma Board of Directors to influence a decision by the New Doma Board of Directors regarding a takeover.
Delaware Anti-Takeover Statute
New Doma will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, the New Doma Board of Directors approved either the Business Combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (A) shares owned by persons who are directors and also officers and (B) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the Business Combination is approved by the New Doma Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of New Doma’s outstanding voting stock. This provision is expected to have an anti-takeover effect with respect to transactions the New Doma Board of Directors does not approve in advance. Moreover, Section 203 may discourage attempts that might result in a premium over the market price for the shares of New Doma Common Stock held by stockholders.
The provisions of DGCL, the Proposed Certificate of Incorporation and the Proposed Bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of New Doma Common Stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in New Doma’s management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Exclusive Forum Selection
The Proposed Certificate of Incorporation generally designates, unless New Doma otherwise consents in writing, the Court of Chancery as the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Doma, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of New Doma to New Doma or New Doma stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim against New Doma, its directors, officers or employees arising pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws or (iv) any action asserting a claim against New Doma, its directors, officers or employees governed by the internal affairs doctrine. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act pursuant to Section 27 of the Exchange Act brought to enforce or any claim for which the U.S. federal district courts have exclusive jurisdiction.
Further, the Proposed Certificate of Incorporation provides that, unless New Doma consents in writing, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although the Proposed Certificate of Incorporation provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.
New Limitations on Liability and Indemnification of Officers and Directors
The Proposed Certificate of Incorporation limits the liability of New Doma’s directors to the fullest extent permitted by the DGCL and provides that New Doma will indemnify its directors and officers to the fullest extent permitted by such law. New Doma also expects to enter into agreements to indemnify New Doma’s directors, executive officers and other employees as determined by the New Doma Board of Directors. The Proposed Certificate of Incorporation further provides that New Doma must indemnify and advance expenses to New Doma’s directors and officers to the fullest extent authorized by the DGCL. In addition, as permitted by the DGCL, the Proposed Certificate of Incorporation includes provisions that eliminate the personal liability of New Doma’s directors for monetary damages resulting from breaches of certain fiduciary duties as a director.
Any claims for indemnification by New Doma directors and officers may reduce New Doma’s available funds to satisfy successful third-party claims against New Doma and may reduce the amount of money available to New Doma.
Transfer Agent and Registrar
The transfer agent for New Doma capital stock will be Continental Stock Transfer and Trust Company. The transfer agent and registrar’s address is 1 State Street Plaza, 30th Floor, New York, New York 10004.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW DOMA COMMON STOCK
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New Doma for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Doma at the time of, or at any time during the three months preceding, a sale and (ii) New Doma is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.
Persons who have beneficially owned restricted common stock or warrants of New Doma for at least six months but who are affiliates of New Doma at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•1% of the total number of shares of New Doma Common Stock then outstanding; or
•the average weekly reported trading volume of New Doma Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of New Doma under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New Doma.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and
•at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, Capitol’s Sponsors will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after Capitol has completed its initial business combination.
Capitol anticipates that following the consummation of the Business Combination, New Doma will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

COMPARISON OF NEW DOMA STOCKHOLDER RIGHTS
General
Capitol is incorporated under the laws of the State of Delaware and the rights of Capitol Stockholders are governed by the laws of the State of Delaware, including the DGCL, and the Current Certificate of Incorporation and the Current Bylaws. Following the Business Combination, Capitol will be renamed Doma Holdings, Inc., but will remain incorporated under the laws of the State of Delaware. Thus, following the Business Combination, the rights of Capitol Stockholders who become New Doma stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by Capitol’s Current Certificate of Incorporation and the Current Bylaws and instead will be governed by the Proposed Certificate of Incorporation and the Proposed Bylaws.
Comparison of Stockholders’ Rights
Set forth below is a comparison of material differences between the rights of Capitol Stockholders under Capitol’s Current Certificate of Incorporation and the Current Bylaws (left column), and the rights of New Doma stockholders under forms of the Proposed Certificate of Incorporation and the Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each set of governing documents. This summary is qualified in its entirety by reference to the full text of Capitol’s Current Certificate of Incorporation and Current Bylaws and forms of the Proposed Certificate of Incorporation and the Proposed Bylaws, which are attached as Annex B and included as Exhibit 3.4, respectively, as well as the relevant provisions of the DGCL.

Capitol	New Doma

Authorized Capital Stock

Capitol is currently authorized to issue 451,000,000 shares of capital stock, each with a par value of $0.0001 per share, consisting of (a) 450,000,000 shares of common stock, including 400,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of preferred stock.
As of March 31, 2021, there were 34,500,000 shares of Capitol Class A Common Stock and 8,625,000 shares of Capitol Class B Common Stock outstanding.

New Doma will be authorized to issue 2,100,000,000 shares of capital stock, each with a par value of $0.0001 per share, consisting of (i) 2,000,000,000 shares of New Doma Common Stock and (ii) 100,000,000 shares of preferred stock.
Upon consummation of the Business Combination, we expect there will be approximately 350.0 million shares of New Doma Common Stock outstanding (assuming no redemptions, assuming the maximum amount of the Secondary Available Cash Consideration is available to the Doma stockholders and that such Doma stockholders make cash elections in the aggregate equal to the maximum amount of the Secondary Available Cash Consideration and including shares held by the Sponsor that are subject to forfeiture). Following the consummation of the Business Combination, New Doma is not expected to have any preferred stock outstanding.

Capitol	New Doma

The Conversion

Shares of Capitol Class B Common Stock will automatically convert into Class A Common Stock on the closing of the Business Combination on a one-for-one basis, subject to adjustment.
In the case that additional shares of Class A Common Stock, or equity-linked securities convertible or exercisable for shares of Class A Common Stock, are issued or deemed issued in excess of the amounts offered in the initial public offering and related to the closing of the Business Combination, the ratio at which the Class B Common Stock will convert into Class A Common Stock at a ratio for which: (i) the numerator will equal to the sum of (A) 25% of all shares of Class A Common Stock issued or issuable by Capitol, related or in connection with the consummation of the Business Combination (net the number of shares redeemed in connection with the transaction and excluding securities issued or issuable to any seller in the Business Combination) plus (B) the number of shares of Class B Common Stock issued and outstanding prior to the closing of the Business Combination; and (ii) the denominator will be the number of shares of Class B Common Stock issued and outstanding prior to the closing of the Business Combination.
Holders of a majority of Class B Common Stock may waive the one-for-one basis conversion ratio by written consent or agreeing separately as a single class; provided, that the conversion ratio for Class B Common Stock cannot be less than one-for-one.
There are no conversion rights relating to the New Doma Common Stock.

Rights of Preferred Stock

The Capitol Board of Directors is authorized to issue one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, designations, powers, preferences and relative, participating, optional, special and other rights of each such series, and any qualifications, limitations and restrictions thereof.	The New Doma Board of Directors is authorized to issue one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, designations, powers, preferences and relative, participating, optional, special and other rights of each such series, and any qualifications, limitations and restrictions thereof.

Number and Qualification of Directors

Subject to any rights of holders of preferred stock to elect one or more directors, the number of directors is fixed exclusively by the Capitol Board of Directors pursuant to a resolution adopted by a majority of the Capitol Board of Directors.	Subject to any rights of holders of preferred stock to elect one or more directors, the number of directors is fixed exclusively by the New Doma Board of Directors pursuant to a resolution adopted by a majority of the New Doma Board of Directors.

Capitol	New Doma

Classification of the Board of Directors

Subject to any rights of holders of preferred stock to elect one or more directors, the Capitol Board of Directors is classified into three (3) classes of directors with classified terms of office.	Subject to any rights of holders of preferred stock to elect one or more directors, the New Doma Board of Directors is classified into three (3) classes of directors with classified terms of office.

Election of Directors

At each annual meeting, the Capitol Stockholders entitled to vote on such matters shall elect those directors to fill any term of a directorship that expires on the date of such annual meeting, each of whom shall hold office for three (3) years or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.
Prior to the closing of the Business Combination, the holders of Class B Common Stock have the exclusive right to elect and remove any director, and the holders of Class A Common Stock have no right to elect or remove any director. This provision can only be amended by a resolution passed by holders of at least a majority of the then-outstanding Class B Common Stock.
Subject to any rights of holders of preferred stock and the Class B Common Stock prior to the Business Combination, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

At each annual meeting, the New Doma stockholders entitled to vote on such matters shall elect those directors to fill any term of a directorship that expires on the date of such annual meeting, each of whom shall hold office for three (3) years or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.
Subject to any rights of holders of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Removal of Directors

The holders of Class B Common Stock have the exclusive right to remove any Capitol director of Capitol from office, but only for cause and only by an affirmative vote of the holders of a majority of the total voting power of then-outstanding Class B Common Stock entitled to vote in the election of directors, voting together as a single class. This provision can only be amended by a resolution passed by holders of at least a majority of the then-outstanding Class B Common Stock.	Subject to any rights of holders of preferred stock, the directors of New Doma may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the total voting power of the then-outstanding securities of New Doma entitled to vote in the election of directors, voting together as a single class.

Capitol	New Doma

Vacancies on the Board of Directors

Newly created directorships resulting from an increase in the number of directors and any vacancies on the Capitol Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director.	Newly created directorships resulting from an increase in the number of directors and any vacancies on the New Doma Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director.

Voting

Except as required by law or the Current Certificate of Incorporation, holders of Capitol Class A Common Stock and Class B Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, voting together as a single class.
However, prior to the Business Combination, only holders of Class B Common Stock will have the right to elect and remove any director.
Except as required by law or the Current Certificate of Incorporation, holders of Capitol Class A Common Stock and Class B Common Stock are not entitled to vote on any amendment to the Current Certificate of Incorporation that relates solely to terms of one or more outstanding series of preferred stock, or other series of common stock, if the holders of such affected series of preferred stock or common stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Current Certificate of Incorporation or pursuant to the DGCL.

Holders of New Doma Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.
Subject to the rights of any holders of preferred stock, the number of authorized shares of New Doma Common Stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock entitled to vote irrespective of Section 242(b)(2) of the DGCL.
Except as required by law or the Proposed Certificate of Incorporation, holders of New Doma Common Stock are not entitled to vote on any amendment to the Proposed Certificate of Incorporation that relates solely to terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Proposed Certificate of Incorporation or pursuant to the DGCL.

Cumulative Voting

The DGCL allows for cumulative voting only if provided for in the certificate of incorporation. The Current Certificate of Incorporation does not authorize cumulative voting.	The DGCL allows for cumulative voting only if provided for in the certificate of incorporation. The Proposed Certificate of Incorporation does not authorize cumulative voting.

Supermajority Voting Provisions

The affirmative vote of Capitol Stockholders holding at least 66.7% of the voting power of then-outstanding shares of capital stock is required to amend or repeal the indemnification provisions of the Current Bylaws.	There are no provisions in the Proposed Certificate of Incorporation or Proposed Bylaws that require the affirmative vote of a super majority of then-outstanding shares of capital stock of New Doma.

Capitol	New Doma

Special Meeting of the Board of Directors

The Current Bylaws provide that special meetings of the Capitol Board of Directors may be called by the chairman of the board or the president of Capitol, and must be called upon the written request of at least a majority of directors then in office or the sole remaining director. Any and all business that may be transacted at a regular meeting of the Capitol Board of Directors may be transacted at a special meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting.	The Proposed Bylaws provide that special meetings of the New Doma Board of Directors may be called by the chairman of the board or the chief executive officer, and must be called upon the written request of at least a majority of directors then in office or the sole remaining director. Any and all business that may be transacted at a regular meeting of the New Doma Board of Directors may be transacted at a special meeting.

Stockholder Action by Written Consent

Except as may otherwise be provided for or fixed pursuant to the Proposed Certificate of Incorporation relating to the rights of any holders of preferred stock, any action required or permitted to be taken by Capitol Stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to Class B Common Stock.
Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote. The written consents must set forth the action taken and must be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted.
Except as may otherwise be provided for or fixed pursuant to the Proposed Certificate of Incorporation relating to the rights of any holders of preferred stock, any action by New Doma stockholders required or permitted to be made by the stockholders must be effected by a duly called annual or special meeting of such stockholders, and may not be effected by written consent unless the action was approved in advance by the New Doma Board of Directors and submitted to the stockholders for their approval or adoption by consent.

Capitol	New Doma

Amendment to Certificate of Incorporation

Except as otherwise required by the Current Certificate of Incorporation, any amendment to the Current Certificate of Incorporation requires (i) the approval of the Capitol Board of Directors, (ii) the approval of a majority of the voting power of the outstanding shares of capital stock entitled to vote upon the proposed amendment, voting together as a single class and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.
As long as any shares of Class B Common Stock remain outstanding, approval by majority of the then-outstanding shares of Class B Common Stock, voting separately a class, is required to amend, alter or repeal any provision of the Current Certificate of Incorporation, which would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock.

As provided under the DGCL, any amendment to the Proposed Certificate of Incorporation requires (i) the approval of the New Doma Board of Directors, (ii) the approval of a majority of the voting power of the outstanding shares of capital stock entitled to vote upon the proposed amendment, voting together as a single class and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

Amendment of the Bylaws

Board of Directors. The Capitol Board of Directors may adopt, amend, alter or repeal the Current Bylaws upon the affirmative vote of a majority of the Capitol Board of Directors.
Stockholders. The Current Bylaws may also be adopted, amended, altered or repealed by an affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class .

Board of Directors. The New Doma Board of Directors may adopt, amend, alter or repeal the Proposed Bylaws by the affirmative vote of a majority of the total number of directors present at any meeting of the New Doma Board of Directors where a quorum is present or by unanimous written consent.
Stockholders. The Proposed Bylaws may also be adopted, amended or repealed by an affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of New Doma entitled to vote in the election of directors, voting together as a single class.

Quorum

Board of Directors. A majority of the Capitol Board of Directors constitutes a quorum.
Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock constitutes a quorum, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.

Board of Directors. A majority of the New Doma Board of Directors constitutes a quorum.
Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock constitutes a quorum, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.

Capitol	New Doma

Doctrine of “Corporate Opportunity”

The Current Certificate of Incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to any Capitol directors or officers except with respect to those opportunities offered to them solely in their capacity as a director or officer of Capitol and such opportunity (i) is one Capitol is legally and contractually permitted to undertake and would otherwise be reasonable for Capitol to pursue and (ii) is one the director or officer is permitted to refer without violating any legal obligations.	The Proposed Certificate of Incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to (i) a New Doma stockholder, (ii) a director who is not an employee of New Doma or its subsidiaries or (iii) any employee or agent of the stockholder or member, other than someone who is an employee of New Doma or its subsidiaries (collectively, the “Covered Persons”) except with respect to those business opportunity matters, potential transactions, interests or other matters that a Covered Person obtains expressly and solely in connection with the individual’s service as a member of the New Doma Board of Directors.

Special Stockholder Meetings

Subject to the rights of any holders of preferred stock, special meetings of Capitol Stockholders, for any purpose or purposes, may be called only by the (i) chairman or co-chairman of the board, (ii) the chief executive officer, (iii) the secretary or (iv) the Capitol Board of Directors pursuant to a resolution adopted by a majority of the Capitol Board of Directors.	Subject to the rights of any holders of preferred stock, special meetings of New Doma stockholders, for any purpose or purposes, may be called only by (i) the chairman of the board, (ii) the chief executive officer, (iii) the secretary or (iv) the New Doma Board of Directors pursuant to a resolution adopted by a majority of the New Doma Board of Directors.

Notice of Stockholder Meetings

Written notice of each stockholders meeting, in a manner permitted in Section 232 of the DGCL, stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting) must be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting unless otherwise required by law.
Special Meetings. Written notice must also state the purpose for calling the meeting. The business transacted at such meeting is limited to the matters stated in the notice.

Written notice of each stockholders meeting, in a manner provided in Section 232 of the DGCL, stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting) must be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting unless otherwise required by law.
Special Meetings. Written notice must also state the purpose for calling the meeting. The business transacted at such meeting is limited to the matters stated in the notice.

Capitol	New Doma

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in Capitol’s notice of meeting (or any supplement thereto), (ii) otherwise properly brought before the annual meeting by or at the direction of the Capitol Board of Directors or (iii) otherwise properly brought before the annual meeting by any Capitol Stockholder who is entitled to vote at the meeting and who complies with the notice procedures described below.
The Capitol Stockholder must (i) give timely notice thereof in proper written form to the secretary of Capitol and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received at Capitol’s principal executive offices not later than the close of business on the 60th day nor earlier than the opening of business on the 90th day prior to the scheduled date of the annual meeting. In the event that less than 70 days’ notice or prior public disclosure of the annual meeting is given, notice by the stockholder must be delivered no later than the close of business on the tenth day following the day on which public announcement of the date of the annual meeting is first made or sent by Capitol.
Additionally, the stockholder notice must set forth the information required by the advance notice provisions of the Current Bylaws.

No business may be conducted at an annual meeting of New Doma stockholders, other than business that is either (i) specified in New Doma notice of meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of the New Doma Board of Directors or (iii) otherwise properly brought before the annual meeting by any New Doma stockholder who is entitled to vote at the meeting and who complies with the notice procedures described below.
The New Doma stockholder must (i) give timely notice thereof in proper written form to the secretary of New Doma and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received at the New Doma’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting, or the tenth day following the day on which public announcement of the date of the annual meeting is first made or sent by New Doma.
Additionally, the stockholder notice must set forth the information required by advance notice provisions of the Proposed Bylaws.

Capitol	New Doma

Stockholder Nominations of Persons for Election as Directors

Subject to any rights of holders of preferred stock to elect directors and the number of directors to be elected at the annual or special meeting, nominations of persons for election to the Capitol Board of Directors at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in Capitol’s notice of such special meeting, may be made (i) by or at the direction of the Capitol Board of Directors or (ii) by any Capitol Stockholder of record entitled to vote in the election of directors who comply with the notice procedures described below.
To give timely notice, the secretary must have received the stockholders’ notice at Capitol’s principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the scheduled date of the annual meeting. In the event that less than 70 days’ notice or prior public disclosure of the annual meeting is given, notice by the stockholder must be received no later than the close of business on the tenth day following the day on which public announcement of the date of the annual meeting is first made or sent by Capitol.

Subject to any rights of holders of preferred stock to elect directors and the number of directors to be elected at the annual or special meeting, nominations of persons for election to the New Doma Board of Directors at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in New Doma’s notice of such special meeting, may be made (i) by or at the direction of the New Doma Board of Directors or (ii) by any New Doma stockholder of record entitled to vote in the election of directors who comply with the notice procedures described below.
To give timely notice, the secretary must have received the notice at New Doma’s principal executive offices, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made or sent by New Doma.

Limitation of Liability of Directors

The Current Certificate of Incorporation provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director violated his or her duty of loyalty to Capitol or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.	The Proposed Certificate of Incorporation provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director violated his or her duty of loyalty to New Doma or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.

Capitol	New Doma

Indemnification of Directors and Officers

Each of the Current Certificate of Incorporation and Current Bylaws provide that Capitol will indemnify its directors and officers to the fullest extent permitted by applicable law, if such officer or director is made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, as a result of his or her involvement as a director or officer of Capitol or service at the request of Capitol as a director, officer, employee or agent for another entity.
Capitol will pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by Capitol. Capitol has the burden of proving that the indemnitee is not entitled to the requested indemnification or to advancement of expenses under the Current Bylaws or applicable law
Except for proceedings to enforce rights to indemnification and advancement of expenses, Capitol will only indemnify and advance expenses for indemnitee-initiated proceedings if such proceeding was authorized by the Capitol Board of Directors.
The repeal or amendment of the Current Bylaw’s indemnification provisions either by of an affirmative vote of at least 66.7% of the outstanding shares of capital stock or by changes in law will be prospective only, unless such change provides for broader indemnification rights on a retroactive basis.

The Proposed Certificate of Incorporation provides that New Doma will indemnify its directors and officers to the fullest extent permitted by applicable law, if such officer or director is made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, as a result of his or her involvement as a director or officer of New Doma or service at the request of New Doma as a director, officer, employee or agent for another entity.
New Doma will pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by New Doma. New Doma has the burden of proving that the indemnitee is not entitled to the requested indemnification or to advancement of expenses under the Proposed Certificate of Incorporation or applicable law.
Except for proceedings to enforce rights to indemnification and advancement of expenses, New Doma will only indemnify and advance expenses for indemnitee-initiated proceedings if such proceeding was authorized by the New Doma Board of Directors.
The repeal or amendment to the Proposed Certificate of Incorporation’s indemnification provisions by a majority vote of the outstanding shares of capital stock or by changes in law will be prospective only, unless such change provides for broader indemnification rights on a retroactive basis.

Dividends

Subject to applicable law and preferences that may be applicable to any outstanding preferred stock, holders of shares of Capitol Class A Common Stock and Capitol Class B Common Stock are entitled to receive dividends and other distributions (payable in cash, property or capital stock of Capitol) declared by the Capitol Board of Directors out of assets or funds legally available.	Subject to applicable law and preferences that may be applicable to any outstanding preferred stock, holders of outstanding shares of New Doma Common Stock are entitled to receive dividends (payable in cash, property or capital stock of New Doma) declared by the New Doma Board of Directors out of any assets or funds legally available.

Capitol	New Doma

Liquidation

In the event of Capitol’s liquidation, dissolution or winding up, holders of Capitol Class A Common Stock and Capitol Class B Common Stock will be entitled to share ratably (on an as converted basis with respect to the Capitol Class B Common Stock) in the net assets legally available for distribution after the payment of all Capitol’s debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of any then outstanding shares of preferred stock.
In the event of New Doma’s liquidation, dissolution or winding up, holders of New Doma Common Stock will be entitled to share ratably in the net assets legally available for distribution after the payment of all New Doma’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Preemptive Rights

There are no preemptive rights relating to Capitol Class A Common Stock or Capitol Class B Common Stock.	There are no preemptive rights relating to shares of New Doma Common Stock.

Anti-Takeover Provisions and Other Stockholder Protections

The Current Certificate of Incorporation includes certain anti-takeover and other stockholder protections such as a classified board, a dual-class stock structure and blank check preferred stock.
Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of Capitol voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

The Proposed Certificate of Incorporation includes certain anti-takeover and other stockholder protections such as a classified board, prohibition on stockholder action by written consent and blank check preferred stock. For additional information about New Doma’s anti-takeover provisions and other stockholder protections, see “Description of New Doma Securities.”
Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of New Doma voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Capitol	New Doma

Inspection of Books and Records

Inspection. Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from Capitol’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.
Voting List. Capitol must prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. The list is open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at Capitol’s principal place of business. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication, the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting.

Inspection. Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from New Doma’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.
Voting List. New Doma must prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. The list is open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at New Doma’s principal place of business. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication, the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting.

Capitol	New Doma

Choice of Forum

The Current Certificate of Incorporation generally designates the Court of Chancery of the State of Delaware (the “Court of Chancery”) as the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Capitol, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Capitol to Capitol or Capitol Stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim against Capitol, its directors, officers or employees arising pursuant to any provision of the DGCL, the Current Certificate of Incorporation or the Current Bylaws or (iv) any action asserting a claim against Capitol, its directors, officers or employees governed by the internal affairs doctrine.
This provision applies unless Capitol otherwise consents in writing or the action is one (A) as to which the Court of Chancery determines there is an indispensable party not subject to the Court of Chancery’s jurisdiction and the indispensable party does not consent, (B) which another court or courts has exclusive jurisdiction over the action or (C) that arises under the federal securities laws, including the Securities Act, as to which the Court of Chancery and the U.S. federal district court for the District of Delaware shall have concurrent jurisdiction.
If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

The Proposed Certificate of Incorporation generally designates, unless New Doma otherwise consents in writing, the Court of Chancery as the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Doma, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of New Doma to New Doma or New Doma stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim against New Doma, its directors, officers or employees arising pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws or (iv) any action asserting a claim against New Doma, its directors, officers or employees governed by the internal affairs doctrine. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the U.S. federal district courts have exclusive jurisdiction.
Further, the Proposed Certificate of Incorporation provides that, unless New Doma consents in writing, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Although the Proposed Certificate of Incorporation provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of Capitol Common Stock as of March 31, 2021 and (ii) the expected beneficial ownership of shares of New Doma Common Stock immediately following consummation of the Business Combination based on Doma’s capitalization table as of March 31, 2021 (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:
•each person who is known to be the beneficial owner of more than 5% of Capitol Common Stock;
•each person who is expected to be the beneficial owner of more than 5% of shares of New Doma Common Stock post-Business Combination;
•each of Capitol’s current executive officers and directors;
•each person who will become an executive officer or director of New Doma post-Business Combination; and
•all executive officers and directors of Capitol as a group pre-Business Combination, and all executive officers and directors of New Doma post-Business Combination.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Capitol Common Stock pre-Business Combination is based on 43,125,000 shares of Capitol Common Stock issued and outstanding as of March 31, 2021, which includes an aggregate of 8,625,000 shares of Capitol Class B Common Stock outstanding as of such date.
The expected beneficial ownership of shares of New Doma Common Stock post-Business Combination assumes two scenarios:
(1)a “no redemption” scenario where (i) no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no current Doma Stockholder and/or holder of Doma Options eligible to elect to receive cash as consideration in the Business Combination makes such an election and (iii) New Doma issues approximately 283.8 million shares of New Doma Common Stock to Doma Stockholders and holders of Doma Warrants pursuant to the Merger Agreement; and
(2)a “redemption” scenario where (i) approximately 19.5 million public shares are redeemed for an aggregate redemption payment of approximately $195.1 million, based on a Minimum Cash Condition of $450.0 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other cash and cash equivalents of Capitol less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the public shares, (ii) no current Doma Stockholder and/or holder of Doma Options eligible to elect to receive cash as consideration in the Business Combination makes such an election and (iii) New Doma issues approximately 283.8 million shares of New Doma Common Stock to Doma Stockholders and holders of Doma Warrants pursuant to the Merger Agreement.
The expected beneficial ownership of shares of New Doma Common Stock post-Business Combination also assumes (i) no issuance of any Earnout Shares and (ii) an issuance of 30,000,000 shares of New Doma Common Stock in connection with the PIPE Financing immediately prior to the Closing.
Based on the foregoing assumptions, we estimate that there would be approximately 356.9 million shares of New Doma Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario and there would be approximately 337.4 million shares of New Doma Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption” scenario, including Sponsor Covered Shares. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table does not reflect record of beneficial ownership of any shares of New Doma Common Stock issuable upon exercise of the public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of March 31, 2021.
Unless otherwise indicated, Capitol believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

			Post-Business Combination
	Pre-Business Combination		Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of shares of Capitol Common Stock	%	Number of shares of New Doma Common Stock	%	Number of shares of New Doma Common Stock	%
5% Holders of Capitol
Capitol Acquisition Management V LLC	5,336,395	12.4%	5,336,395	1.5%	5,336,395	1.6%
Capitol Acquisition Founder V LLC	3,088,605	7.2%	3,088,605	*	3,088,605	*
Soroban(2)	3,136,960	7.3%	4,386,960	1.2%	4,386,960	1.3%
Millennium Management(3)	2,257,384	5.2%	4,317,984	1.2%	4,317,984	1.3%
5% Holders of Doma
Lennar Title Group, LLC(4)	—	—	82,815,286	23.2%	82,815,286	24.5%
Entities affiliated with Foundation Capital(5)	—	—	45,090,816	12.6%	45,090,816	13.4%
Entities affiliated with Fifth Wall Ventures(6)	—	—	21,705,361	6.1%	21,705,361	6.4%
Entities affiliated with Greenspring(7)	—	—	14,983,713	4.2%	14,983,713	4.4%
SCOR U.S. Corporation(8)	—	—	13,657,261	3.8%	13,657,261	4.0%
Directors and Executive Officers of Pre- Business Combination
Mark D. Ein(9)	5,336,395	12.4%	5,336,395	1.5%	5,336,395	1.6%
L. Dyson Dryden(10)	3,088,605	7.2%	3,088,605	*	3,088,605	*
Alfheidur H. Saemundsson(11)	—	—	—	—	—	—
Preston P. Parnell(11)	—	—	—	—	—	—
Lawrence Calcano	50,000	*	50,000	*	50,000	*
Richard C. Donaldson	50,000	*	50,000	*	50,000	*
Raul F. Fernandez	50,000	*	50,000	*	50,000	*
Thomas S. Smith, Jr.	50,000	*	50,000	*	50,000	*
All Capitol directors and executive officers as a group (8 individuals)	8,625,000	20.0%	8,625,000	2.4%	8,625,000	2.6%
Directors and Executive Officers of Post- Business Combination
Max Simkoff	—	—	49,087,955	13.8%	49,087,955	14.5%
Noaman Ahmad	—	—	1,367,716	*	1,367,716	*
Christopher Morrison	—	—	3,474,598	1.0%	3,474,598	1.0%
Mark D. Ein(9)	5,336,395	12.4%	5,336,395	1.5%	5,336,395	1.6%
Stuart Miller	—	—	—	—	—	—
Charles Moldow(5)	—	—	—	—	—	—
Karen Richardson	—	—	697,742	*	697,742	*
Lawrence Summers	—	—	1,238,675	*	1,238,675	*
Matthew E. Zames	—	—	758,112	*	758,112	*
All New Doma directors and executive officers as a group (11 individuals)	5,336,395	12.4%	63,813,468	17.7%	63,813,468	18.7%
__________________
*Less than one percent.

(1)Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is 1300 17th Street North, Suite 820, Arlington, Virginia 22209, and post-Business Combination is 101 Mission Street, Suite 740, San Francisco, California 94105.
(2)Pre-Business Combination share total is according to Schedule 13F filed on May 17, 2021 by Soroban Capital Partners LP. According to Schedule 13G filed on March 12, 2021 shares are held by Soroban Opportunities Master Fund LP (“Soroban Opportunities”),Soroban Capital GP LLC (“Soroban Capital GP”), Soroban Capital Partners LP (“Soroban Capital Partners LP”), Soroban Capital Partners GP LLC (Soroban Capital Partners GP LLC”) and Eric W. Mandelblatt. The address of Soroban Opportunities is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of Soroban Capital GP, Soroban Capital Partners LP and Soroban Capital Partners GP LLC is 55 West 46th Street, 32nd Floor, New York, NY 10036, United States of America. The address of Eric W. Madelblatt is c/o Soroban Capital Partners LP, 55 West 46th Street, 32nd Floor, New York, NY 10036, United States of America. Post-Business Combination amounts include shares of New Doma Common Stock to be purchased by Soroban Opportunities in the PIPE Financing.
(3)Pre-Business Combination share total is according to Schedule 13F filed on May 17, 2021 by Millennium Management LLC. According to Schedule 13G/A filed on February 9, 2021 by Integrated Core Strategies (US) LLC (“Integrated Core Strategies”), Riverview Group LLC (“Riverview Group”), ICS Opportunities, Ltd. (“ICS Opportunities”), Millennium International Management LP (“Millennium International Management”), Millennium Management LLC (“Millennium Management”), Millennium Group Management LLC (“Millennium Group Management”), and Israel A. Englander (“Mr. Englander”), the shares reported above are held as follows: (i) 1,092,710 shares of Class A Common Stock beneficially owned by Integrated Core Strategies, (ii) 1,050,000 shares of Class A Common Stock beneficially owned by Riverview Group and (iii) 360,000 shares of Class A Common Stock beneficially owned by ICS Opportunities, Ltd. Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Mr. Englander currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group and ICS Opportunities. The address of such parties is 666 Fifth Avenue, New York, New York 10103. Post-Business Combination amounts include shares of New Doma Common Stock to be purchased by (i) Integrated Core Strategies, (ii) Cognizant Holdings, Ltd. and (iii) Riverview Group in the PIPE Financing.
(4)The address for Lennar Title Group, LLC is 760 Northwest 107th Avenue, Suite 400, Miami, Florida 33172. Lennar Title Group, LLC is wholly owned indirectly by Lennar Corporation, a publicly traded company, traded on the NYSE. Post-Business Combination amounts include shares of New Doma Common Stock to be purchased by Lennar Title Group, LLC in the PIPE Financing.
(5)Represents (i) 10,620,456 shares held by Foundation Capital Leadership Fund II, L.P. (“FCLF II”), (ii) 729,100 shares held by Foundation Capital VIII Principals Fund, LLC (“FC VIII”) and (iii) 33,851,065 shares held by Foundation Capital VIII, L.P. (“FC VIII PF”). Foundation Capital Management Co. LF II, LLC is the manager of FCLF II. Foundation Capital Management Co. VIII, LLC is the manager of FC VIII and FC VIII PF. Charles Moldow, a director nominee of New Doma, is a manager of Foundation Capital Management Co. LF II, LLC and Foundation Capital Management Co. VIII, LLC. The address for each of these entities is 550 High Street, 3rd Floor, Palo Alto, California 94301.
(6)Represents (i) 19,542,741 shares held by Fifth Wall Ventures, L.P. (“FWV”), (ii) 1,714,801 shares held by Fifth Wall Ventures SPV XIX, L.P. (“FWV SPV XIX”) and (iii) 500,675 shares held by Fifth Wall Ventures SPV XX, L.P. (“FWV SPV XX”). Fifth Wall Ventures GP, LLC is the general partner of FWV, FWV SPV XIX and FWV SPV XX. The address for each of these entities is 13160 Mindanao Way, Suite 100B, Marina Del Rey, California 90292.
(7)Represents (i) 6,060,838 shares held by Greenspring Global Partners IX-A, L.P. (“GGP IX-A”), (ii) 197,567 shares held by Greenspring Global Partners IX-C, L.P. (“GGP IX-C”), (iii) 8,187,368 shares held by Greenspring Opportunities VI, L.P. (“GO VI”) and (iv) 574,426 shares held by Greenspring Opportunities VI-D, L.P. (“GO VI-D”). Greenspring General Partner IX, L.P. (“GGP IX”) is the general partner of GGP XI-A and GGP IX-C. Greenspring GP IX, LLC is the general partner of GGP IX. Greenspring Opportunities General Partner VI, L.P. (“GOGP VI) is the general partner of GO VI and GO VI-D. Greenspring Opportunities GP VI, LLC (“GO GP VI, LLC”) is the sole member of GOGP VI. Greenspring Associates, LLC is the sole member of GO GP VI, LLC. The address for each of these entities is 100 Painters Mill Road, Suite 700, Owings Mills, Maryland 21117.
(8)The address for SCOR U.S. Corporation is 199 Water Street, New York, New York 10038.
(9)Represents shares held by Capitol Acquisition Management V LLC, which is controlled by Mark D. Ein.
(10)Represents shares held by Capitol Acquisition Founder V LLC, which is controlled by L. Dyson Dryden.
(11)Does not include any shares held by Capitol Acquisition Management V LLC and Capitol Acquisition Founder V LLC, of which this person is a member.

NEW DOMA MANAGEMENT AFTER THE BUSINESS COMBINATION
Board of Directors and Management
The following is a list of the persons, as of January 31, 2021, who are anticipated to be New Doma’s directors and executive officers following the Business Combination and their ages and anticipated positions following the Business Combination.

Name	Age	Position
Max Simkoff	39	Chief Executive Officer and Director Nominee
Noaman Ahmad	42	Chief Financial Officer
Christopher Morrison	31	Chief Operating Officer
Hasan Rizvi	55	Chief Technology Officer
Eric Watson	50	General Counsel and Secretary
Mark D. Ein	56	Director
Stuart Miller	63	Director Nominee
Charles Moldow	55	Director Nominee
Karen Richardson	58	Director Nominee
Lawrence Summers	66	Director Nominee
Matthew E. Zames	50	Director Nominee
__________________
(1)Member of the Audit & Risk Committee, effective upon the Closing of the Business Combination.
(2)Member of the Compensation Committee, effective upon the Closing of the Business Combination.
(3)Member of the Nominating and Governance Committee, effective upon the Closing of the Business Combination.
Max Simkoff is the founder of Doma and has served as Chief Executive Officer and as a member of our board of directors since our founding in September 2016. Mr. Simkoff also serves as Chief Executive Officer and President of four of Doma’s wholly owned subsidiaries and as Executive Vice President for additional 16 subsidiaries. Prior to founding Doma, Mr. Simkoff served as the Vice President of Strategic Initiatives at Cornerstone OnDemand, a cloud-based people development company, from October 2014 to August 2016. Mr. Simkoff co-founded Evolv, Inc., an enterprise predictive analytics software company, and served as its Chief Executive Officer from November 2006 until its acquisition by Cornerstone OnDemand in October 2014. Mr. Simkoff received a B.A. in History from Northwestern University. We believe that Mr. Simkoff is qualified to serve as a member of the New Doma Board of Directors because of his historical knowledge of Doma, extensive experience and leadership in the technology industry in addition to the continuity he brings as the founder and Chief Executive Officer of Doma.
Noaman Ahmad has served as the Chief Financial Officer of Doma since December 2018. Mr. Ahmad also serves as Chief Financial Officer and Treasurer of five of Doma’s wholly owned subsidiaries and as Chief Financial Officer, Treasurer, Assistant Secretary and Executive Vice President of an additional 16 subsidiaries. Mr. Ahmad was previously the Senior Vice President of Finance and Treasurer for the Warranty Group, a service contract and warranty company, from January 2017 until December 2018. Prior to those roles, from March 2010 until January 2017, Mr. Ahmad served in various roles at Aon plc, a professional services firm, including as Senior Vice President from January 2013 to January 2017. He received his B.A. in Computer Science from Dartmouth College and his M.B.A. from Harvard Business School.
Christopher Morrison has served as the Chief Operating Officer of Doma since May 2017. Mr. Morrison also serves as Chief Operating Officer of two of Doma’s wholly owned subsidiaries, Chief Executive Officer and President at an additional 15 subsidiaries and Executive Vice President at additional 16 subsidiaries. Prior to Doma, from July 2012 until April 2017, Mr. Morrison served in various roles at McKinsey & Company, a management-consulting firm, including most recently an Associate Partner from October 2016 until May 2017. He received his B.A. in Economics from Amherst College.

Hasan Rizvi has served as the Chief Technology Officer since March 2019. Prior to Doma, Mr. Rizvi was a Senior Advisor at Bridge Growth Partners, LLC from December 2017 until September 2019 and the founder and CEO of Qlue, Inc., an enterprise SaaS platform, from September 2014 until May 2017 when Qlue was acquired by ServiceNow, Inc., a software company. He started his career at the computer software company Oracle, Inc., holding various roles including Executive Vice President, Fusion Middleware and Java Products. He received an M.S. in Computer Science from Rutgers University, an M.S. in Engineering Management from Stanford University and completed Harvard Business School’s Advanced Management Program.
Eric Watson has served as the General Counsel and Secretary of Doma since July 2019. Mr. Watson also serves as Secretary and Senior Vice President of one of Doma’s wholly owned subsidiaries. He previously served as Executive Vice President, General Counsel and Secretary at Mosaic, a specialty finance company, from July 2016 until July 2019. Prior to Mosaic, Mr. Watson was Deputy General Counsel at SoFi, an online personal finance company, from April 2015 until June 2016, Counsel at Sallie Mae, a consumer banking company, from November 2014 until April 2015 and Vice President, Associate General Counsel and Secretary of Navient Corporation, a consumer lending company, from November 2002 until September 2014. He received his B.A. in Economics from Rutgers University and his J.D. from the University of Pennsylvania Carey Law School.
Mark D. Ein is currently the Chairman, Chief Executive Officer and a member of the Board of Directors of Capitol Investment Corp. V. Mr. Ein is an investor, entrepreneur and philanthropist, who has created, acquired, invested in and built a series of growth companies across a diverse set of industries over the course of his 30-year career. During this time, Mr. Ein has been involved in the founding or early stages of six companies that have been worth over one billion dollars and has led over $3.0 billion of private equity, venture capital and public company investments. Since its formation in May 2017, Mr. Ein has served as the Chairman of the Board and Chief Executive Officer of Capitol V. Mr. Ein has served in these same roles for Capitol VI and Capitol VII since their respective formations in January 2021, and as a director of BrightSpark since its formation in February 2021. From May 2017 until July 2019, Mr. Ein was the Chairman of the Board and Chief Executive Officer of Capitol IV, a blank check company formed for substantially similar purposes as Capitol. In July 2019, Capitol IV completed its business combination with Nesco, one of the largest specialty equipment rental providers to the growing electric utility transmission and distribution, telecom and rail industries in North America. Mr. Ein has served as a director on the Board of Nesco since the closing of its business combination, and is now a director of the Board of Custom Truck One Source. From July 2015 until June 2017, Mr. Ein was the Chairman of the Board and Chief Executive Officer of Capitol III, a blank check company formed for substantially similar purposes as Capitol. In June 2017, Capitol III completed its business combination with Cision, a leading media communication technology and analytics company. Mr. Ein served as Vice-Chairman of the Board of Cision from the closing of its business combination until January 2020 when it was sold to Platinum Equity and taken private. From August 2010 to July 2015, Mr. Ein was the Chairman of the Board, Chief Executive Officer, Treasurer and Secretary of Capitol II, a blank check company formed for substantially similar purposes as Capitol. In July 2015, Capitol II completed its business combination with Lindblad, a global leader in expedition cruising and extraordinary travel experiences. Mr. Ein has served as Chairman of the Board of Lindblad since the closing of the business combination. From June 2007 to October 2009, Mr. Ein was the Chief Executive Officer and Director of Capitol I, a blank check company formed for substantially similar purposes as Capitol. Capitol I completed its business combination with Two Harbors, a Maryland real estate investment trust, in October 2009. From October 2009 to May 2015, Mr. Ein served as the Non-Executive Vice Chairman of Two Harbors’ Board of Directors. Mr. Ein is the Founder of Venturehouse Group, LLC, a holding company that creates, invests in and builds companies, and has served as its Chairman and Chief Executive Officer since 1999. He has also been the President of Leland Investments Inc., a private investment firm, since 2005. Mr. Ein is Co-Chairman of Kastle Holding Company LLC, which through its subsidiaries is the majority owner and conducts the business of Kastle Systems, LLC, a provider of building and office security systems that was acquired in January 2007. Mr. Ein has also served on the Board of Directors of Soho House Holdings Limited since September 2018. Mr. Ein received a B.S. in Economics with a concentration in Finance from the University of Pennsylvania’s Wharton School of Finance and an M.B.A. from the Harvard Business School. We believe that Mr. Ein is qualified to serve as a member of the New Doma Board of Directors because of his public company experience, operational experience and his business contacts.

Stuart Miller has served as a member of Doma’s board of directors since January 2019. Mr. Miller has served as the Executive Chairman of Lennar Corporation, a publicly traded nationwide homebuilder, since April 2018 and as a director of Lennar since April 1990. Mr. Miller previously served as Lennar’s Chief Executive Officer from April 1997 to April 2018. Mr. Miller also served as President of Lennar from April 1997 to April 2011. He also currently serves as a member of the board of directors of Five Point Holdings, LLC, a publicly traded home developer. He received his A.B. from Harvard University and his J.D. from the University of Miami School of Law. We believe that Mr. Miller is qualified to serve as a member of the New Doma Board of Directors because of his extensive leadership experience and success in the housing industry.
Charles Moldow has served as a member of Doma’s board of directors since November 2016. Mr. Moldow has been a General Partner at Foundation Capital since September 2005. He currently serves as a member of the boards of directors of a number of privately held companies. He received his B.S. in Economics from the University of Pennsylvania and his M.B.A. from Harvard Business School. We believe that Mr. Moldow is qualified to serve as a member of New Doma Board of Directors because of his extensive experience in the technology industry, including as a founder of, venture capital investor in, and director of, several technology companies.
Karen Richardson has served as a member of Doma’s board of directors since September 2019. Ms. Richardson has served as a member of the board of directors of Atrius Acquisition, Inc., a blank check company, since July 2020, BP plc, a publicly traded multinational oil and gas company, since January 2021, and Exponent, Inc., a publicly traded engineering and scientific consulting firm, since December 2013. She previously served as a member of the board of directors of BT Group plc, a publicly listed British multinational telecommunications company, from October 2011 to September 2018, and Worldpay Group plc, a publicly traded payment processing company acquired by Fidelity National Information Services, Inc. in July 2019, from June 2016 to July 2019. Prior to her time at BT and Worldpay, Ms. Richardson held a number of senior sales and marketing roles in technology companies, including her tenure as Chief Executive Officer at Epiphany, Inc. between 2003 and 2006. Ms. Richardson has also served as an advisor to Silver Lake Partners and has served on a number of private company boards. Ms. Richardson received her B.S. in Industrial Engineering from Stanford University. We believe that Ms. Richardson is qualified to serve as a member of New Doma Board of Directors because of her extensive leadership experience and success in the technology industry.
Lawrence Summers, Ph.D., has served as a member of Doma’s board of directors since September 2019. Since January 2011, Dr. Summers has served as the Charles W. Eliot University Professor & President Emeritus of Harvard University and the Weil Director of the Mossavar-Rahmani Center for Business & Government at the Harvard Kennedy School. From January 2009 to December 2010, Dr. Summers served as Director of the National Economic Council for President Obama. Dr. Summers previously served as President of Harvard University, and he has also served in various other senior policy positions, including as Secretary of the Treasury and Vice President of Development Economics and Chief Economist of the World Bank. Dr. Summers currently serves as the Chairman of the International Advisory Board at Santander Bank and on the board of directors of Square, a publicly traded financial services and mobile payments company, in addition to the boards of directors of a number of privately held companies. He also served on the board of directors of LendingClub, a publicly traded peer-to-peer lending company from December 2012 until March 2018. He holds a B.S. in Economics from the Massachusetts Institute of Technology and a Ph.D. in Economics from Harvard University. We believe Dr. Summers is qualified to serve as a member of New Doma Board of Directors because of his extensive economic, financial and business experience.
Matthew E. Zames has served as a member of Doma’s board of directors since January 2019 and as chairperson of the board of directors since April 2021. He served as President and Senior Managing Director of Cerberus Capital Management, a private investment firm from April 2018 until March 2021. Prior to joining Cerberus, Mr. Zames was most recently the Chief Operating Officer and a member of the Operating Committee at JPMorgan Chase & Co. from 2012 to 2017. Mr. Zames was Co-Chief Operating Officer from July 2012 until April 2013, when he became the full Chief Operating Officer. Mr. Zames is a member of the Federal Reserve Bank of New York’s Investor Advisory Committee on Financial Markets, a former member and chairman of the U.S. Treasury Department’s Treasury Borrowing Advisory Committee and a former member of the Federal Reserve Bank of New York’s Treasury Market Practices Group. He currently serves on the board of directors of Immuta, a data governance company, and is an advisor to BREX, a B2B financial products company focusing on corporate cards. He is a member of The Economic Club of NY and a member of the Council on Foreign Relations. Mr. Zames also serves on the MIT Sloan Finance Group Advisory Board, the Board of Directors of the Marine Corps-Law Enforcement Foundation, the Board of Directors of Guiding Eyes for the Blind and the Institute for Veterans and Military Families Advisory Board at Syracuse University. Mr. Zames received a B.A. from the Massachusetts Institute of Technology. We believe that Mr. Zames is qualified to serve as a member of New Doma Board of Directors because of his extensive economic, financial, technology, data, artificial intelligence and business experience.
Family Relationships
There are no family relationships among any of the individuals who shall serve as directors or executive officers of New Doma following the completion of the Business Combination.
Composition of the New Doma Board of Directors After the Business Combination
The New Doma Board of Directors will establish the authorized number of directors from time to time by resolution. As contemplated by the Merger Agreement, the New Doma Board of Directors will initially consist of ten members. Matthew E. Zames will serve as chairperson of the New Doma Board of Directors.
The New Doma Board of Directors nominees were designated as follows pursuant to the Merger Agreement:
•Mark D. Ein was designated by the Sponsors;
•Max Simkoff, Stuart Miller, Charles Moldow, Karen Richardson, Lawrence Summers, Matthew E. Zames, and                 were designated by Doma; and
•                was mutually designated by the Sponsors and Doma.
The Proposed Certificate of Incorporation retains a classified board of directors, to be divided into three classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. At the Closing of the Business Combination, New Doma’s directors will be divided among the three classes as follows:
The Class I directors will be                ,                 and                , and their terms will expire at our first annual meeting of stockholders following this offering.
The Class II directors will be                ,                 and                , and their terms will expire at our second annual meeting of stockholders following this offering.
The Class III directors will be                ,                 and                , and their terms will expire at our third annual meeting of stockholders following this offering.
Each of New Doma’s current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.
The primary responsibilities of the New Doma Board of Directors will be to provide oversight, strategic guidance, counseling and direction to New Doma’s management. The New Doma Board of Directors will meet on a regular basis and additionally, as required.
Role of Board in Risk Oversight
The New Doma Board of Directors will have extensive involvement in the oversight of risk management related to New Doma and its business and will accomplish this oversight through the regular reporting to the New Doma Board of Directors by the audit & risk committee. The audit & risk committee will represent the New Doma Board of Directors by periodically reviewing New Doma’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit & risk committee will review and discuss all significant areas of New Doma’s business and summarize for the New Doma’s all areas of risk and the appropriate mitigating factors. In addition, the New Doma Board of Directors will receive periodic detailed operating performance reviews from management.
Board Committees
The New Doma Board of Directors has an audit & risk committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of the Business Combination. Members serve on these committees until their resignation or until otherwise determined by the New Doma Board of Directors.
Audit & Risk Committee
The audit & risk committee will consist of              ,               and                , with                 serving as the chair of the committee. New Doma intends to rely on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NYSE transition rules applicable to companies completing an initial listing, and New Doma plans to have an audit & risk committee comprised of at least three directors that are entirely independent for purposes of serving on an audit & risk committee within one year after Capitol’s listing date. Each member of the audit & risk committee can read and understand basic financial statements in accordance with NYSE audit committee requirements. In arriving at this determination, the New Doma Board of Directors has examined each audit & risk committee member’s scope of experience and the nature of their prior and/or current employment.
The New Doma Board of Directors has determined that                 qualifies as an “audit committee financial expert” within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE listing rules. In making this determination, the New Doma Board of Directors has considered                ’s formal education and previous and current experience in financial and accounting roles. The independent registered public accounting firm and management periodically will meet privately with the audit & risk committee.
The audit & risk committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing New Doma’s independent registered public accounting firm;
•discussing with New Doma’s independent registered public accounting firm its independence;
•reviewing with New Doma’s independent registered public accounting firm the scope and results of its audit;
•approving all audit and permissible non-audit services to be performed by New Doma’s independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and New Doma’s independent registered public accounting firm the interim and annual financial statements that New Doma files with the SEC;
•reviewing our policies on risk assessment and risk management;
•reviewing related person transactions;
•designing and implementing the internal audit function;
•overseeing our financial and accounting controls and compliance with legal and regulatory requirements; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee
The compensation committee will consist of                 and                , with                serving as the chair of the committee.                 and                are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The New Doma Board of Directors has determined that                and                are “independent” as defined under applicable NYSE listing standards, including the standards specific to members of a compensation committee. New Doma intends to rely on the NYSE transition rules applicable to companies completing an initial listing, and New Doma plans to have a compensation committee comprised entirely of independent directors for purposes of serving on the compensation committee within one year after Capitol’s listing date.
The compensation committee is responsible for, among other things:
•determining, or recommending to the New Doma Board of Directors for determination, the compensation of New Doma’s executive officers, including the chief executive officer;
•administering New Doma’s equity compensation plans;
•overseeing New Doma’s overall compensation policies and practices, compensation plans, and benefits programs; and
•appointing and overseeing any compensation consultants.
We believe that the composition and functioning of the compensation committee meets the requirements for independence under applicable NYSE listing standards.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee will consist of                ,                and                , with                serving as the chair of the committee. The New Doma Board of Directors has determined that each of these individuals is “independent” as defined under applicable NYSE listing standards. New Doma intends to rely on the NYSE transition rules applicable to companies completing an initial listing, and New Doma plans to have a nominating and corporate governance committee comprised entirely of independent directors for purposes of serving on the nominating and corporate governance committee within one year after Capitol’s listing date.
The nominating and corporate governance committee is responsible for, among other things:
•evaluating and making recommendations regarding the composition, organization and governance of the New Doma Board of Directors and its committees;
•reviewing and making recommendations with regard to New Doma’s corporate governance guidelines and compliance with laws and regulations; and
•overseeing an evaluation of the New Doma Board of Directors and its committees.
We believe that the composition and functioning of the nominating and corporate governance committee meets the requirements for independence under current NYSE listing standards.
The audit, compensation, and nominating and corporate governance committees will each operate under a written charter to be effective prior to the completion of the Business Combination that satisfies the applicable rules and regulations of NYSE and the SEC except where New Doma intends to rely on the NYSE transition rules applicable to companies completing an initial listing.
New Doma intends to post the charters of its audit, compensation and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on New Doma’s website. Information on or that can be accessed through the New Doma’s website is not part of this proxy statement/prospectus. The New Doma Board of Directors may from time to time establish other committees.

Independence of New Doma Board of Directors
NYSE rules generally require that independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, New Doma has determined that                ,                ,                ,                ,                ,                ,                , and                , representing                of New Doma’s ten proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NYSE.
Code of Ethics and Business Conduct Policy
Prior to the completion of the Business Combination, New Doma will adopt a code of ethics and business conduct policy that will apply to all of New Doma’s employees, officers, and directors, including New Doma’s chief executive officer, chief financial officer, and other executive and senior financial officers. Upon the completion of the Business Combination, the full text of New Doma’s code of ethics and business conduct policy will be available on the investor relations page on New Doma’s website. Information on or that can be accessed through New Doma’s website is not part of this proxy statement/prospectus.
Compensation Committee Interlocks and Insider Participation
None of New Doma’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the New Doma Board of Directors.

DOMA’S EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for Doma executive officers who would be Doma’s “named executive officers” if Doma was subject to the reporting requirements under the Exchange Act. We expect that at least some of these executive officers will be named executive officers of the combined business after the closing of the Business Combination. In 2020, Doma’s “named executive officers” and their positions were as follows:
•Maxwell Simkoff, Chief Executive Officer;
•Noaman Ahmad, Chief Financial Officer; and
•Christopher Morrison, Chief Operating Officer
Capitol Investment Corp. V is, and after the Business Combination, the combined business will be, an emerging growth company and therefore is subject to reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Summary Compensation Table
The following table presents all of the compensation awarded to or earned by or paid to our named executive officers (the “NEOs”) for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Maxwell Simkoff Chief Executive Officer	2020	360,000	850,000	—	—	9,450	1,219,450
Noaman Ahmad Chief Financial Officer	2020	350,000	525,000	103,053	—	900	978,953
Christopher Morrison Chief Operating Officer	2020	403,846	400,000	77,500	—	9,450	890,796
__________________
(1)Amounts reflect the full grant-date fair value of options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 12 to our consolidated financial statements included elsewhere in this proxy statement/prospectus. The stock option awards granted to each of our named executive officers consisted of at-the-money options.
(2)Amounts reflect: for Messrs. Simkoff and Morrison, (i) matching contributions under our 401(k) Plan and (ii) for Mr. Ahmad, an electronics allowance.
Elements of Doma’s Executive Compensation Program
For the year ended December 31, 2020, the compensation for each named executive officer generally consisted of a base salary, an annual bonus (for the 2020 performance year) and standard employee benefits. Messrs. Ahmad and Morrison also received an award of stock options under the Doma 2019 Equity Incentive Plan. These elements (and the amounts of compensation and benefits under each element) were selected because Doma believes they are necessary to help attract and retain executive talent which is fundamental to its success. Below is a more detailed summary of the current executive compensation program as it relates to Doma’s named executive officers.
Base Salaries
The named executive officers receive a base salary to compensate them for services rendered to Doma. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. The actual base salaries paid to each named executive officer for 2020 are set forth above in the Summary Compensation Table in the column entitled “Salary.”

2020 Annual Incentive Program
Doma maintains an annual cash bonus program pursuant to which certain of its employees, including the named executive officers, are eligible to receive an annual bonus based on, among other things, the named executive officer’s overall performance and Doma’s performance. Such bonuses are designed to incentivize the named executive officers with a variable level of compensation. Actual bonus amounts are determined in the discretion of the Doma Board of Directors, based on performance measures established by Doma’s board of directors or compensation committee.
The named executive officers each have a target bonus equal to a percentage of base salary, which for Messrs. Simkoff, Ahmad and Morrison are 112.5%, 100% and 100% of base salary, respectively. The actual bonuses earned by each named executive officer for performance in 2020 and paid in March 2021 are set forth above in the Summary Compensation Table.
Equity Incentive Plans and Outstanding Awards
2019 Equity Incentive Plan
Doma maintains the Doma 2019 Equity Incentive Plan (referred to as the “2019 Plan”) in order to facilitate the grant of long-term equity incentive awards to directors, employees (including Messrs. Ahmad and Morrison) and consultants of Doma and its affiliates to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of Doma. Pursuant to the 2019 Plan, certain employees, including our NEOs, have been granted options to purchase shares of Doma Common Stock.
Upon the occurrence of a merger of Doma with or into another corporation or other entity or a Change in Control (as defined in the 2019 Plan), each outstanding award will be treated as the board of Doma or any committee delegated by the board, determines without the participant’s consent, including: (i) assumed (or substituted) by the acquiring or succeeding corporation or an affiliate thereof, (ii) upon written notice to the participant, terminated upon or immediately prior to the consummation of such merger or Change in Control, (iii) will vest and become exercisable, realizable or payable or restrictions applicable to such award will lapse and, to the extent the board or committee determines, terminate, (iv) (A) terminated in exchange for an amount in cash and/or property equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction or (B) replacement of the award with other rights or property selected by the board or committee, in its sole discretion, or (v) any combination of the above. In the event that the successor corporation does not assume or substitute for the award, the participant will fully vest in and have the right to exercise, for a period of time determined by the board or committee, all outstanding options and all restrictions on restricted stock and restricted stock units will lapse.
Other Compensation
Retirement
Doma maintains a 401(k) retirement savings plan for its employees, including the NEOs, who satisfy certain eligibility requirements. Doma’s NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees.
Employee Benefits and Perquisites
All of Doma’s full-time employees, including the NEOs, are eligible to participate in Doma’s health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life insurance. Doma did not maintain any executive-specific benefit or perquisite programs in 2020.

Outstanding Equity Awards at 2020 Fiscal Year-End
The following table shows information regarding outstanding equity awards held by the NEOs as of December 31, 2020.

	Option Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Maxwell Simkoff	—		—		—	—	—	—		—	—	—
Noaman Ahmad	183,876	(1)	183,876	(1)	—	2.68	4/15/2029	—		—	—	—
	—		15,000	(1)	—	4.25	6/2/2030	—		—	—	—
	—		51,486	(1)	—	4.25	9/21/2030	—		—	—	—
Christopher Morrison	—		—		—	—	—	33,602	(3)	142,809	—	—
	—		53,582	(2)	—	0.17	5/31/2028	—		—	—	—
	134,258	(1)	145,934	(1)	—	2.68	4/15/2029	—		—	—	—
	33,564	(1)	36,483	(1)	—	2.68	4/15/2029	—		—	—	—
	12,500	(1)	37,500	(1)	—	4.25	6/2/2030	—		—	—	—
__________________
(1)25% of these options vest upon the first anniversary of the grant date, with the remaining 75% vesting in equal monthly installments over the following three-year period such that the award is fully vested four years after the grant date, generally subject to the NEO’s continued service through the applicable vesting dates.
(2)20% of these options vest upon the first anniversary of the grant date, with the remaining 80% vesting in equal monthly installments over the following four-year period such that the award is fully vested five years after the grant date, generally subject to the NEO’s continued service through the applicable vesting dates.
(3)25% of these restricted shares vest upon the first anniversary of the grant date, with the remaining 75% vesting in equal monthly installments over the following three-year period such that the award is fully vested four years after the grant date, generally subject to the NEO’s continued service through the applicable vesting dates.
Post-Business Combination Company Executive Compensation
Following the Closing of the Business Combination, New Doma intends to develop an executive compensation program that is designed to align compensation with New Doma’s business objectives and the creation of stockholder value, while enabling New Doma to attract, motivate and retain individuals who contribute to the long-term success of New Doma. Decisions on the executive compensation program will be made by the compensation committee of the board of directors of New Doma.
Employment Agreements
New Doma intends to adopt the employment agreements that were entered into with each of our named executive officers, with substantially the same terms. The employment agreements provide for at-will employment that the named executive officer or the Company may terminate at any time and for any reason. Pursuant to the employment agreements, Messrs. Simkoff, Ahmad and Morrison will receive base salaries in the amounts of $750,000, $400,000 and $400,000, respectively. The employment agreements also provide for a target annual bonus equal to a specified percentage of base salary, which for Mr. Simkoff is 120% and for Messrs. Ahmad and Morrison is 100%, and eligibility for a target annual long-term incentive award with a grant date value of $2,350,000 for Mr. Simkoff and $1,100,000 for each of Messrs. Ahmad and Morrison.
Pursuant to the employment agreements, the named executive officers are entitled to severance under the New Doma Executive Severance Plan, which is described in more detail below. Further, upon a termination of the named executive officer’s employment by the Company without Cause or by the executive with Good Reason (each as defined in the Executive Severance Plan), in each case, within 12-months after a Change in Control (as defined in the 2021 Omnibus Incentive Plan), all equity awards issued and held by the named executive officer, including any awards issued under the Incentive Plan or any successor plan, will accelerate and become vested and exercisable as of the date of such termination.
In addition, the named executive officers are subject to certain restrictive covenants, including perpetual nondisclosure of confidential information and 12 month (and for the CEO, 18 month) post-termination non-competition and non-solicitation of customers, clients and service providers covenants. The named executive officers are also subject to perpetual non-disparagement covenants.
Executive Severance Plan
New Doma intends to adopt an Executive Severance Plan (the “Executive Severance Plan”). Pursuant to the terms of their employment agreements, each of our named executive officers will be eligible to participate in the Executive Severance Plan.
The Executive Severance Plan provides that, upon an involuntary termination by the Company without Cause or a termination by the participant for Good Reason (each as defined in the Executive Severance Plan), the participant will be eligible to receive severance benefits determined based on the participant’s title.
Under the Executive Severance Plan, the CEO, members of the New Doma Executive Leadership Team who report to the CEO, and other individuals as may be approved by the Compensation Committee of the Board of Directors of New Doma will be eligible to receive benefits under the plan if they are selected by New Doma to participate and sign and deliver to New Doma a participation agreement.
Upon a qualifying termination (as described above), the participant will be entitled to:
•a lump sum payment equal to 100% (or 150% for the CEO) of the participant’s (x) then-current base salary and (y) pro-rata portion of the participant’s target bonus for the year in which termination occurs;
•a lump sum payment equal to the full cost of the participant’s premium payments under the Consolidated Omnibus Budget Reconciliation Act of 1985 for continued health insurance coverage, less the portion of any such premiums that the participant would have been required to pay for the participant and his or her dependents had the participant continued to be employed for a period of 12 months (or 18 months for the CEO);
•any earned but unpaid annual bonus in respect of the year prior to the year of termination, payable when the annual bonus would have normally been paid or, if later, upon the execution of and expiration of any revocation period provided for in the release of claims (as described below); and
•an amount of $10,000 for outplacement services.
Notwithstanding the foregoing, in the event that (i) in connection with a qualifying termination (including in connection with a change in control or other similar transaction involving New Doma), a participant becomes entitled to accelerated vesting of his or her unvested equity incentive awards, and (ii) the gross pre-tax value of such equity awards with accelerated vesting exceeds five times the participant’s then-current annual base salary, then the participant shall not receive the base salary and pro rata bonus percentage described above.
The receipt of any severance payments under the Executive Severance Plan is conditioned on the participant’s execution and nonrevocation of a release of claims in favor of New Doma.
2021 Omnibus Incentive Plan
New Doma has adopted and is seeking shareholder approval of the 2021 Omnibus Incentive Plan (the “Incentive Plan”). We expect that, if shareholders approve the Incentive Plan and the Incentive Plan becomes effective, awards will be made following the Business Combination.
The aggregate number of shares of New Doma Common Stock reserved for issuance pursuant to awards under the Incentive Plan is equal to 10% of New Doma’s fully diluted capitalization. Any employee, director or consultant of New Doma is eligible to receive an award under the Incentive Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules, and regulations or accounting or tax rules and regulations.
The Incentive Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based awards, other cash-based awards and other stock-based awards, or any combination thereof.
Each award will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award. Please see the section “Proposal No. 5—The Incentive Plan Proposal” for a summary of the material terms of the Incentive Plan.
Director Compensation
The board of directors of Doma sets non-employee director compensation which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Doma stock to further align their interests with those of our stockholders.
Certain of the members of the board of directors were granted restricted shares in connection with their election to the board prior to 2020. Such restricted shares vest 25% on the first anniversary of the grant date and in equal monthly installments over a three-year period thereafter, such that they are fully vested four years after the grant date.
Ms. Richardson and Mr. Summers were each granted 115,579 restricted shares on October 4, 2019, of which 81,869 were unvested as of December 31, 2020.
Mr. Zames was granted 115,578 restricted shares on December 3, 2018, of which 57,790 were unvested as of December 31, 2021.
Following the completion of the Business Combination, New Doma’s compensation committee will determine the annual compensation to be paid to the members of the New Doma Board of Directors. New Doma intends to adopt an outside director compensation policy which will include:
a.upon election to the board, an initial restricted stock grant with a grant date fair value of $225,000 that vests over three years;
b.an annual cash retainer of $35,000 (and an additional cash retainer of $30,000 for a non-executive chairperson); and
c.for each year other than the year during which the director’s initial election occurs, an annual restricted stock grant with a grant date fair value of $150,000 (or $220,000 in the case of a non-executive chairperson) that vests on the earlier of the (i) the first anniversary of the date of grant and (ii) the date of the next annual meeting of the shareholders held after the date of grant.
In addition to the above, members of the New Doma Board of Directors will all receive annual cash compensation for service on each of our audit, compensation and nominating and corporate governance committees, as follows:
a.Audit & Risk Committee: $10,000 (or $20,000 for the chairperson).
b.Compensation Committee: $7,500 (or $15,000 for the chairperson).
c.Nominating and Corporate Governance: $5,000 (or $10,000 for the chairperson).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Capitol
Founder Shares
In May 2017, Capitol issued to its Sponsors an aggregate of 4,312,500 shares of Capitol Class B Common Stock in exchange for a capital contribution of $25,000, or approximately $0.006 per share. In October 2017, Capitol effectuated a dividend of approximately 0.17 shares of Class B Common Stock for each share of Class B Common Stock outstanding, resulting in its Sponsors holding an aggregate of 5,031,250 shares of Capitol Class B Common Stock. In May 2019, Capitol effectuated a dividend of one share of Class B Common Stock for each share of Class B Common Stock outstanding, resulting in its Sponsors holding an aggregate of 10,062,500 shares of Capitol Class B Common Stock. In November 2020, Capitol effected an approximately 0.8571-for-1 reverse stock split with respect to its Class B Common Stock, resulting in its Sponsors holding an aggregate of 8,625,000 shares of Capitol Class B Common Stock. Capitol’s Sponsors thereafter transferred 50,000 shares of Capitol Class B Common Stock to each of Capitol’s independent directors at the same per-share purchase price paid by Capitol’s Sponsors. Prior to the initial investment in Capitol of $25,000 by its Sponsors, Capitol had no assets, tangible or intangible. The per-share price of the Capitol Class B Common Stock was determined by dividing the amount contributed to Capitol by the number of shares of Capitol Class B Common Stock issued. The number of shares of Capitol Class B Common Stock issued was determined based on the expectation that the Capitol Class B Common Stock would represent 20% of Capitol’s outstanding shares after its initial public offering. The Capitol Class B Common Stock will be worthless if Capitol does not complete an initial business combination.
The Capitol Class B Common Stock is identical to the Capitol Class A Common Stock included in the units sold in Capitol’s initial public offering, and holders of Capitol Class B Common Stock have the same rights as the holders of Capitol Class A Common Stock, except that (i) the Capitol Class B Common Stock is subject to certain transfer restrictions, (ii) the holders of the Capitol Class B Common Stock have entered into a letter agreement with Capitol, pursuant to which they have agreed, among other things, to waive their redemption rights with respect to their shares of Capitol Common Stock in connection with the completion of a business combination, (iii) the Capitol Class B Common Stock is automatically convertible into Capitol Class A Common Stock at the time of a business combination on a one-for-one basis, (iv) prior to the completion of a business combination, only holders of Capitol Class B Common Stock will have the right to vote on the election of Capitol’s directors and to remove directors and (v) the holders of Capitol Class B Common Stock are entitled to registration rights. The holders of the Capitol Class B Common Stock have agreed to vote their shares of Capitol Common Stock they hold in favor of the Business Combination. The members of Capitol’s management team have entered into agreements similar to the one entered into by the holders of the Capitol Class B Common Stock with respect to any shares of Capitol Class A Common Stock they may hold.
Private Placement Warrants
Capitol’s Sponsors purchased an aggregate of 5,833,333 private placement warrants (for a total purchase price of $8,750,000) from Capitol in a private placement that occurred simultaneously with the consummation of Capitol’s initial public offering. The private placement warrants are identical to the public warrants except that the private placement warrants, (i) subject to limited exceptions, are not redeemable by Capitol, (ii) may be exercised for cash or on a cashless basis and (iii) are entitled to registration rights (including the shares of Capitol Class A Common Stock issuable upon exercise of the private placement warrants), in each case, so long as they are held by the initial purchasers or any of their permitted transferees. If the private placement warrants are held by holders other than the initial purchasers or any of their permitted transferees, they will be redeemable by Capitol and exercisable by the holders on the same basis as the public warrants. Subject to limited exceptions, the private placement warrants (including the Capitol Class A Common Stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.

Registration Rights
The holders of the Capitol Class B Common Stock, private placement warrants and warrants that may be issued upon conversion of working capital loans, if any (and any Capitol Class A Common Stock upon the exercise of the private placement warrants and warrants that may be issued upon conversion of working capital loans), are entitled to registration rights pursuant to a registration rights agreement, dated December 1, 2020. The holders of these securities are entitled to make up to three demands, excluding short form demands, that Capitol register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination. Capitol will bear the expenses incurred in connection with the filing of any such registration statements.
In connection with the Business Combination, this registration rights agreement will be amended and restated. For additional information, see “Related Agreements—Registration Rights Agreement.”
Administrative Services
Capitol currently maintains its executive offices at 1300 17th Street North, Suite 820, Arlington, Virginia 22209. It also has an office in Maryland. The cost for its use of these spaces is included in the up to $20,000 per month fee it pays to the Sponsors for office space, administrative and support services. Upon completion of the Business Combination, Capitol will cease paying these monthly fees.
Capitol may pay salaries or consulting fees to its Sponsors, officers, directors or their affiliates. Capitol may also pay success fees to such individuals upon consummation of the Business Combination.
Related-Party Loans
Prior to the initial public offering of Capitol, the Sponsors loaned $250,000 to Capitol. These loans were non-interest bearing, unsecured and were repaid upon the closing of Capitol’s initial public offering.
In addition, in order to finance working capital deficiencies or transaction costs in connection with the Business Combination, Capitol’s Sponsors, officers, directors or their respective affiliates may, but are not obligated to, loan Capitol funds as may be required on a non-interest basis. Upon consummation of the Business Combination, Capitol would repay such loaned amounts. In the event that the Business Combination does not close, Capitol may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of New Doma at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. In February 2021, the Sponsors and Capitol’s directors committed to provide up to $970,000 in loans to Capitol for working capital needs in connection with the Transactions. In March 2021 and April 2021 Capitol’s directors made loans to Capitol pursuant to this commitment in an aggregate amount of $700,000. The loans are non-interest bearing, unsecured and convertible into warrants of New Doma as described above. Prior to the completion of the Business Combination, Capitol does not expect to seek loans from other third parties as Capitol does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
Additional Related-Party Transactions
Other than the monthly administrative fees and salaries, consulting fees or success fees described above, no compensation of any kind, including finder’s fees, will be paid by Capitol to its Sponsors, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Capitol’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Capitol’s audit committee reviews on a quarterly basis all payments that were made to its Sponsors, officers, directors or its or their affiliates.
After the Business Combination, members of Capitol’s management team who remain with Capitol may be paid consulting, management or other fees from New Doma, with any and all amounts being fully disclosed to its stockholders, to the extent then known, in this proxy statement/prospectus. It is unlikely the amount of such compensation will be known at the time of the Special Meeting, as it will be up to the directors of New Doma to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.
All ongoing and future transactions between Capitol and any of its officers and directors or their respective affiliates will be on terms believed by Capitol to be no less favorable to it than are available from unaffiliated third party. Such transactions will require prior approval by a majority of Capitol’s uninterested “independent” directors or the members of Capitol’s board who do not have an interest in the transaction, in either care who had access, at Capitol’s expense, to Capitol’s attorneys or independent legal counsel. Capitol will not enter into any such transaction unless its disinterested “independent” directors determine that the terms of such transaction are no less favorable to Capitol than those that would be available to Capitol with respect to such a transaction from unaffiliated third parties.
Doma
Series 2018A Convertible Notes Financing
In December 2018, States Title, Inc. issued convertible promissory notes (the “Series 2018A Notes”) in an aggregate principal amount of $7.5 million. The Series 2018A Notes provided for an annual interest rate of 2.76%. Under the terms of the Series 2018A Notes, under certain circumstances, the unpaid principal of the Series 2018A Notes, including any accrued but unpaid interest thereon, would convert into preferred stock upon the closing of a future preferred stock financing that met specified criteria at the per share price of the preferred stock sold in the financing. States Title, Inc. assigned the Series 2018A Notes to Doma in connection with the acquisition from Lennar Corporation (“Lennar”) of its subsidiary North American Title Insurance Company (“NATIC”), the purchase of and a significant volume portfolio of national retail operations under the North American Title Company brand (“NATC”) from Lennar and the reorganization of States Title, Inc. as a wholly owned subsidiary of Doma, formerly known as States Title Holding, Inc. (collectively, the “Transaction”). In January 2019, in connection with the close of the Transaction and as part of the issuance of Series A-1 convertible preferred stock described below, the outstanding principal of $7.5 million under the Series 2018A Notes, plus $0.01 million of accrued interest, converted into 1,049,637 shares of Series A-1 convertible preferred stock at a rate of $7.1583 per share in full payment for the note and accrued interest.
The participants in this convertible notes financing included certain holders of more than 5% of Doma Capital Stock and certain directors or their respective affiliates. The following table sets forth the principal amount of convertible promissory notes issued to these related parties in this convertible preferred stock financing:

Stockholder	Principal Amount of Series 2018A Notes
Entities affiliated with Foundation Capital(1)	$5,000,000
Fifth Wall Ventures, L.P.(2)	$2,500,000
__________________
(1)Foundation Capital VIII, L.P. purchased a convertible promissory note with a principal amount of $4,894,579, and Foundation Capital VIII Principals Fund, LLC purchased a convertible promissory note with a principal amount of $105,421. Charles Moldow, who is a member of Doma’s board of directors, is an affiliate of Foundation Capital.
(2)Brad Griewe was a member of Doma’s board of directors until his resignation on January 7, 2019 and is an affiliate of Fifth Wall Ventures.
Series A-1 and Warrant Financing
In January 2019, Doma issued (i) an aggregate of 8,159,208 shares of Doma’s Series A-1 convertible preferred stock at a purchase price of $7.1583 per share for aggregate proceeds of approximately $58.4 million (including the cancellation of indebtedness and accrued interest thereon of approximately $7.5 million in exchange for which Doma issued certain of these shares) and (ii) warrants to purchase 4,815,798 shares of Series A-1 convertible preferred stock at an exercise price of $0.01 per share.

The participants in this convertible preferred stock financing included certain holders of more than 5% of Doma Capital Stock and certain directors or their respective affiliates. The following table sets forth the aggregate number of shares of Series A-1 convertible preferred stock issued and the number of underlying shares of Series A-1 convertible preferred stock underlying the warrants issued to these related parties in this convertible preferred stock financing:

Stockholder	Shares of Series A-1 Convertible Preferred Stock	Purchase Price	Number of Shares of Series A-1 Convertible Preferred Stock Underlying Warrants Issued in Connection with Series A-1 Financing
Lennar Title Group, LLC(1)	7,004,797	$50,142,438	4,815,798
Entities affiliated with Foundation Capital(2)	699,758	$5,009,074	—
Fifth Wall Ventures, L.P.(3)	349,879	$2,504,537	—
___________________
(1)Lennar Title Group, LLC (“Lennar Title”), formerly known as CalAtlantic Title Group, LLC and North American Title Group, LLC, became a beneficial owner of more than 5% of Doma Capital Stock upon the closing of the Series A-1 financing. Eric Feder, who was a member of Doma’s board of directors until his resignation on March 19, 2021, and Stuart Miller, who is a member of Doma’s board of directors, are also affiliates of Lennar Title.
(2)Foundation Capital VIII, L.P. purchased 685,004 shares for a total purchase price of $4,903,461.66, and Foundation Capital VIII Principals Fund, LLC purchased 14,754 shares for a total purchase price of $105,612.32, in each case in exchange for the cancellation of their Series 2018A Notes, including any accrued but unpaid interest thereon. Charles Moldow, who is a member of Doma’s board of directors, is an affiliate of Foundation Capital.
(3)Shares issued in exchange for the cancellation of Series 2018A Notes, including any accrued but unpaid interest thereon. Brad Griewe was a member of Doma’s board of directors until his resignation on January 7, 2019 and is an affiliate of Fifth Wall Ventures.
Series A-2 Financing
In January 2019, Doma issued an aggregate of 2,335,837 shares of Doma’s Series A-2 convertible preferred stock at a purchase price of $5.7266 per share for aggregate proceeds of approximately $13.4 million (including the cancellation of indebtedness and accrued interest thereon of approximately $13.4 million in exchange for which Doma issued all of these shares).
The participants in this convertible preferred stock financing included certain holders of more than 5% of Doma Capital Stock and certain directors or their respective affiliates. The following table sets forth the aggregate number of shares of Series A-2 convertible preferred stock issued to these related parties in this convertible preferred stock financing:

Stockholder	Shares of Series A-2 Convertible Preferred Stock	Purchase Price
SCOR U.S. Corporation(1)	1,796,798	$10,289,611
__________________
(1)SCOR U.S. Corporation became a beneficial owner of more than 5% of Doma Capital Stock upon the closing of Series A-2 financing. Adrian Jones was a member of Doma’s board of directors until his resignation on June 17, 2019, and, at the time of the Series A-2 financing, he was an affiliate of SCOR U.S. Corporation.
Transaction Loan Agreement
In January 2019, Title Agency Holdco, LLC, a wholly owned subsidiary of Doma, as borrower, and Doma, as guarantor, entered into a loan agreement with North American Title Group, LLC, which is now known as Lennar Title Group, LLC (“Lennar Title”), a subsidiary of Lennar, in connection with the Transaction (the “Loan Agreement”). The Loan Agreement provided for an $87.0 million loan facility (the “Loan”). The Loan accrued interest at the LIBOR one-month rate, plus a fixed rate of 5% per annum. During the year ended December 31, 2020, $6.5 million of interest was treated as paid-in-kind and added to the principal balance. Principal payments on the Loan of $28.4 million were made during the year ended December 31, 2020. As of January 29, 2021, Doma prepaid all amounts outstanding and owed under the Loan, including approximately $65.5 million in aggregate principal amount outstanding and accrued interest. Lennar Title became at the time of the Transaction the beneficial owner of more than 5% of Doma Capital Stock. Eric Feder, who was a member of Doma’s board of directors until his resignation in March 2021, and Stuart Miller, who is a member of Doma’s board of directors, are also affiliates of Lennar Title.
Transition Services Agreement
In January 2019, in connection with the Transaction, Doma entered into a transition services agreement with Lennar Title. During the year ended December 31, 2020, Doma paid Lennar Title $0.3 million related to transition services. During the year ended December 31, 2019, Doma paid Lennar Title $3.9 million for transition services rendered by Lennar Title, and Lennar Title paid Doma $2.5 million for transition services rendered by Doma. Additionally, during the years ended December 31, 2020 and 2019, Doma paid Lennar Title $0.2 million and $0.2 million, respectively, for rent associated with shared spaces. As of December 31, 2020, there was no amount owed to, or due from, Lennar Title for services rendered under the agreement. As of December 31, 2019, the net amount owed to Lennar Title by Doma for services rendered under the agreement was $0.4 million. There are no ongoing obligations under the agreement. Lennar Title became at the time of the Transaction the beneficial owner of more than 5% of Doma Capital Stock. Eric Feder, who was a member of Doma’s board of directors until his resignation in March 2021, and Stuart Miller, who is a member of Doma’s board of directors, are also affiliates of Lennar Title.
Series B Financing
In June 2019, Doma issued an aggregate of 2,642,036 shares of Doma’s Series B convertible preferred stock at a purchase price of $9.4624 per share for aggregate proceeds of approximately $25.0 million.
The participants in this convertible preferred stock financing included certain holders of more than 5% of Doma Capital Stock and certain directors or their respective affiliates. The following table sets forth the aggregate number of shares of Series B convertible preferred stock issued to these related parties in this convertible preferred stock financing:

Stockholder	Shares of Series B Convertible Preferred Stock	Purchase Price
Lennar Title(1)	1,081,810	$10,236,519
Entities affiliated with Foundation Capital(2)	764,434	$7,233,380
Fifth Wall Ventures, L.P.	382,208	$3,616,605
SCOR U.S. Corporation(3)	277,495	$2,625,769
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(1)Eric Feder, who was a member of Doma’s board of directors until his resignation on March 19, 2021, and Stuart Miller, who is a member of Doma’s board of directors, are affiliates of Lennar Title.
(2)Foundation Capital VIII, L.P. purchased 685,004 shares for a total purchase price of $4,903,461.66, and Foundation Capital VIII Principals Fund, LLC purchased 14,754 shares for a total purchase price of $105,612.32. Charles Moldow, who is a member of Doma’s board of directors, is an affiliate of Foundation Capital.
(3)Adrian Jones was a member of Doma’s board of directors until his resignation on June 17, 2019, and, at the time of the transaction, was an affiliate of SCOR U.S. Corporation.
Series C Financing
In December 2019, January 2020, February 2020 and March 2020, Doma issued an aggregate of 10,119,484 shares of Doma’s Series C convertible preferred stock at a purchase price of $12.087 per share for aggregate proceeds of approximately $122.3 million (including the cancellation of indebtedness and accrued interest thereon of approximately $8.9 million in exchange for which Doma issued certain of these shares).
The participants in this convertible preferred stock financing included certain holders of more than 5% of Doma Capital Stock and certain directors or their respective affiliates. The following table sets forth the aggregate number of shares of Series C convertible preferred stock issued to these related parties in this convertible preferred stock financing:

Stockholder	Shares of Series C Convertible Preferred Stock	Purchase Price
Entities affiliated with Greenspring(1)	2,482,010	$30,000,055
Millwell Limited(2)	2,047,655	$24,750,006
Entities affiliated with Foundation Capital(3)	1,253,451	$15,150,462
Entities affiliated with Fifth Wall Ventures(4)	738,398	$8,925,017
Lennar Title(5)	732,891	$8,858,454
SCOR U.S. Corporation	187,994	$2,272,283
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(1)Entities affiliated with Greenspring became a beneficial owner of more than 5% of Doma’s capital stock upon the first closing of the Series C financing. Greenspring Global Partners IX-A, L.P. purchased 2,403,653 shares for a total purchase price of $29,052,953.81 in the first closing, and Greenspring Global Partners IX-C, L.P. purchased 14,754 shares for a total purchase price of $947,101.06 in the first closing.
(2)Millwell Limited became a beneficial owner of more than 5% of Doma’s capital stock upon the fifth closing of the Series C financing.
(3)Foundation Capital Leadership Fund II, L.P. purchased 1,253,451 shares for a total purchase price of $15,150,462.24 in the seventh closing. Charles Moldow, who is a member of Doma’s board of directors, is an affiliate of Foundation Capital.
(4)Fifth Wall Ventures, L.P. purchased 372,302 shares for a total purchase price of $4,500,014.27 in the first closing, Fifth Wall Ventures SPV XIX, L.P. purchased 283,362 shares for a total purchase price of $3,424,996.49 in the second closing, and Fifth Wall Ventures SPV XX, L.P. purchased 82,734 for a total purchase price of $1,000,005.86 in the seventh closing.
(5)Eric Feder, who was a member of Doma’s board of directors until his resignation on March 19, 2021, and Stuart Miller, who is a member of Doma’s board of directors, are affiliates of Lennar Title.
Investors’ Rights Agreement
In January 2020, Doma entered into an amended and restated investors’ rights agreement with certain holders of Doma Capital Stock, including Lennar Title, Foundation Capital VIII, L.P., Foundation Capital VIII Principals Fund, LLC and Foundation Capital Leadership Fund II, L.P. (together, “Foundation Capital”), Fifth Wall Ventures, L.P., Fifth Wall Ventures SPV XX, L.P. and Fifth Wall Ventures SPV XIX, L.P. (together, “Fifth Wall Ventures”), Greenspring Global Partners IX-A, L.P., Greenspring Global Partners IX-C, L.P., Greenspring Opportunities VI, L.P. and Greenspring Opportunities VI-D, L.P. (together, “Greenspring”), Millwell Limited and SCOR U.S. Corporation (“SCOR”), as well as other holders of State Title’s convertible preferred stock. The investors’ rights agreement provides the holders of Doma’s convertible preferred stock with certain registration rights, including the right to demand that Doma file a registration statement or request that their shares be covered by a registration statement that Doma is otherwise filing. The investors’ rights agreement also provides these stockholders with information rights, and a right of first refusal with regard to certain issuances of Doma Capital Stock. This agreement will terminate upon the Closing of the Business Combination.
Right of First Refusal and Co-Sale Agreement
In December 2019, Doma entered into an amended and restated right of first refusal and co-sale agreement with certain holders of Doma Capital Stock, including the Saslaw-Simkoff Revocable Trust (the “Saslaw-Simkoff Trust”), Lennar Title, Foundation Capital, Fifth Wall Ventures, Greenspring, Millwell Limited and SCOR, as well as other holders of State Title’s convertible preferred stock. Doma and its assignees have a right to purchase shares of Doma Capital Stock which certain stockholders propose to sell to other parties. This agreement will terminate upon the Closing of the Business Combination.
Voting Agreement
In December 2019, Doma entered into an amended and restated voting agreement with certain holders of Doma Capital Stock, including the Saslaw-Simkoff Trust, Lennar Title, Foundation Capital, Fifth Wall Ventures, Greenspring, Millwell Limited and SCOR, as well as other holders of State Title’s convertible preferred stock. The agreement contains certain nomination rights to designate candidates for nomination to Doma’s board of directors, drag-along rights and restrictions on certain sales of control of Doma. This agreement will terminate upon the closing of the Business Combination.

Director and Executive Officer Compensation
Please see “Doma’s Executive and Director Compensation” for information regarding the compensation of Doma’s directors and executive officers.
Indemnification Agreements and Directors’ and Officers’ Liability Insurance
Doma previously entered into indemnification agreements with Doma’s current directors. Doma previously obtained an insurance policy that insures certain of Doma’s directors and officers against certain liabilities, including liabilities arising under applicable securities laws.
Certain Transactions
NATIC has underwriting arrangements with certain entities affiliated with the Lennar Title. During the years ended December 31, 2020 and 2019, Doma recorded revenues of $88.6 million and $73.1 million, respectively, from these transactions. During the years ended December 31, 2020 and 2019, Doma recorded premiums retained by third-party agents of $71.2 million and $59.9 million, respectively from these transactions. As of December 31, 2020 and 2019, Doma had net receivables related to these transactions of $4.4 million and $0.9 million, respectively. Lennar Title became at the time of the Transaction the beneficial owner of more than 5% of Doma Capital Stock. Eric Feder, who was a member of Doma’s board of directors until his resignation in March 2021, and Stuart Miller, who is a member of Doma’s board of directors, are also affiliates of Lennar Title.
For the years ended December 31, 2020 and 2019, Doma paid SCOR Global P&C SE, an affiliate of SCOR U.S. Corporation, fees of $1.9 million and $0.7 million, respectively, for a reinsurance policy. As of December 31, 2020 and 2019, accounts payable included amounts due to SCOR Global P&C SE of $0.5 million and $0.1 million, respectively. SCOR U.S. Corporation became a beneficial owner of more than 5% of Doma Capital Stock in January 2019. Adrian Jones, who served as Deputy CEO of P&C Partners, SCOR SE until January 2021, was a member of Doma’s board of directors from January 2018 until his resignation in June 2019.
PIPE Financing
Lennar Title entered into a Subscription Agreement with Capitol in March 2021, pursuant to which it agreed to purchase 500,000 shares of New Doma Common Stock. Lennar Title currently holds more than 5% of Doma Capital Stock. Eric Feder, who was a member of Doma’s board of directors until his resignation in March 2021, and Stuart Miller, who is a member of Doma’s board of directors, are also affiliates of Lennar Title.

LEGAL MATTERS
Latham & Watkins LLP will pass upon the validity of the New Doma Common Stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The financial statements of Capitol Investment Corp. V as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Doma Holdings, Inc.(formerly known as States Title Holding, Inc.) as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in this proxy statement/prospectus and the related financial statement schedules included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, we and the servicers that we employ to deliver communications to our stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, we will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies of this proxy statement/prospectus. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request that we deliver single copies of this proxy statement/prospectus in the future. If the shares are registered in the name of the stockholder, such stockholder may notify us of its request by writing or calling us at our principal executive offices at 1300 17th Street North, Suite 820, Arlington, Virginia 22209 or (202) 654-7060. If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
Material U.S. Federal Income Tax Consequences of the Redemption to Capitol Stockholders
The following is a discussion of certain material U.S. federal income tax consequences for holders of shares of Capitol’s Class A Common Stock that elect to have their Capitol Class A Common Stock redeemed for cash if the business combination is completed. This discussion applies only to Capitol’s Class A Common Stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:
•financial institutions or financial services entities;
•broker-dealers;
•governments or agencies or instrumentalities thereof;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•individual retirement or other tax-deferred accounts;

•persons owning actually or constructively five percent or more of our voting shares;
•insurance companies;
•dealers or traders subject to a mark-to-market method of accounting with respect to Capitol’s Class A Common Stock;
•persons holding Capitol’s Class A Common Stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated transaction or similar transaction;
•persons owning (actually or constructively) any Doma Common Stock;
•U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities;
•controlled foreign corporations;
•a person required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;
•the Sponsors and persons related to the Sponsors;
•passive foreign investment companies; and
•tax-exempt entities.
If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities and such persons should consult their own tax advisors about the consequences of redeeming Capitol’s Class A Common Stock.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of Capitol’s Class A Common Stock who or that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.
In the event that a U.S. holder’s Capitol’s Class A Common Stock is redeemed pursuant to the redemption provisions described in this proxy statement/prospectus described above, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of Capitol’s Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of Capitol’s Class A Common Stock, the U.S. holder will be treated as described under “U.S. Holders—Taxation of Redemption Treated as a Sale of Capitol’s Class A Common Stock” below. If the redemption does not qualify as a sale of Capitol’s Class A Common Stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “U.S. Holders—Taxation of Redemption Treated as a Distribution.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of owning warrants) relative to all of our shares outstanding both before and after the redemption. The redemption of Capitol’s Class A Common Stock generally will be treated as a sale of Capitol’s Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of our stock that are constructively owned by it. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which would generally include Capitol’s Class A Common Stock which could be acquired pursuant to the exercise of warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Capitol’s Class A Common Stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of our stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other shares of our stock (including any stock constructively owned by the U.S. holder as a result of owning warrants). The redemption of Capitol’s Class A Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” The application of these tests generally also takes into account related transactions that occur contemporaneously with the redemption, including any contemporaneous purchases of common stock by the relevant holder (or persons whose ownership is attributed to such holder) and issuances of common stock (including pursuant to the PIPE Financing). A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “U.S. Holders—Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed Capitol’s Class A Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its Capitol Warrants (if any) or possibly in other stock constructively owned by it.

U.S. Holders—Taxation of Redemption Treated as a Sale of Capitol’s Class A Common Stock
If the redemption of a U.S. holder’s shares of Capitol’s Class A Common Stock is treated as a sale, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in Capitol’s Class A Common Stock treated as sold. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for Capitol’s Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to Capitol’s Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for Capitol’s Class A Common Stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) the U.S. holder’s adjusted tax basis in its Capitol’s Class A Common Stock so redeemed. A U.S. holder’s adjusted tax basis in its Capitol’s Class A Common Stock generally will equal the U.S. holder’s acquisition cost.
U.S. Holders—Taxation of Redemption Treated as a Distribution
If the redemption of a U.S. holder’s shares of Capitol’s Class A Common Stock is treated as a distribution, such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Capitol’s Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of Capitol’s Class A Common Stock and will be treated as described under “U.S. Holders—Taxation of Redemption Treated as a Sale of Capitol’s Class A Common Stock” above. Dividends received by a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to Capitol’s Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.
Information Reporting and Backup Withholding
In general, information reporting requirements may apply to the proceeds of the redemption of Capitol’s Class A Common Stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of Capitol’s Class A Common Stock who or that is for U.S. federal income tax purposes:
•a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);
•a corporation (or other entity taxable as a corporation) that is not organized in or under the laws of the United States, any state thereof or the District of Columbia; or
•an estate or trust that is not a U.S. holder;
but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of Capitol’s Class A Common Stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of redeeming Capitol’s Class A Common Stock.
The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s Capitol’s Class A Common Stock pursuant to the redemption provisions described in this proxy statement/prospectus under the section “Special Meeting of Capitol Stockholders—Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s Capitol’s Class A Common Stock, as described under “U.S. Holders” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “Non-U.S. Holders—Taxation of Redemption Treated as a Sale of Capitol’s Class A Common Stock” and “Non-U.S. Holders—Taxation of Redemption Treated as a Distribution,” as applicable. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s Capitol’s Class A Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax, as discussed further below.
Non-U.S. Holders—Taxation of Redemption Treated as a Sale of Capitol’s Class A Common Stock
If Capitol’s redemption of a Non-U.S. holder’s shares of Capitol’s Class A Common Stock is treated as a sale, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with such redemption, unless:
•the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or
•we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held Capitol’s Class A Common Stock, and, in the case where shares of Capitol’s Class A Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of Capitol’s Class A Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of Capitol’s Class A Common Stock. There can be no assurance that Capitol’s Class A Common Stock will be treated as regularly traded on an established securities market for this purpose.
Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower applicable treaty rate).
If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with a redemption treated as a sale of Capitol’s Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. We do not believe we currently are or have been at any time since our formation a U.S. real property holding corporation and we do not expect to be a U.S. real property holding corporation immediately after the business combination is completed. However, such determination is factual in nature, and no assurance can be provided that we will not be treated as a U.S. real property holding corporation in a future period.
Non-U.S. Holders—Taxation of Redemption Treated as a Distribution
If the redemption of a Non-U.S. holder’s shares of Capitol’s Class A Common Stock is treated as a distribution, such a distribution, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, the gross amount of the dividend will be subject to withholding tax at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Capitol’s Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of Capitol’s Class A Common Stock, which will be treated as described under “Non-U.S. Holders—Taxation of Redemption Treated as a Sale of Capitol’s Class A Common Stock” above.
The withholding tax generally does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale or a corporate distribution, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Capitol’s Class A Common Stock, unless (i) the applicable withholding agent has established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
Information Reporting and Backup Withholding
Information returns will be filed with the IRS in connection with the proceeds from a redemption of Capitol’s Class A Common Stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on Capitol’s Class A Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition proceeds from Capitol’s Class A Common Stock. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Prospective investors should consult their tax advisors regarding the effects of FATCA on the redemption of Capitol’s Class A Common Stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
New Doma’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New Doma’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement thereto) given by or at the direction of the New Doma Board of Directors, (ii) otherwise properly brought before such meeting by or at the direction of the New Doma Board of Directors or (iii) otherwise properly brought before such meeting by a stockholder who (A) (1) was a record owner of shares of New Doma both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting and (3) has complied with the notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Doma’s annual meeting of stockholders, New Doma’s secretary must receive the written notice at New Doma’s principal executive offices not earlier than the 90th day and not later than the 120th day before the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.
Accordingly, for New Doma’s 2022 annual meeting, any notification must be made no earlier than                , 2022, and no later than                        , 2022. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.
Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2022 annual meeting pursuant to Rule 14a-8 must be received at New Doma’s principal office a reasonable time before New Doma begins to print and send its proxy materials and must comply with Rule 14a-8.
Stockholder Director Nominees
New Doma’s Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of New Doma’s Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by New Doma’s Proposed Bylaws. In addition, the stockholder must give timely notice to New Doma’s secretary in accordance with New Doma’s Proposed Bylaws, which, in general, require that the notice be received by New Doma’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.
STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with our board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Capitol Investment Corp. V, 1300 17th Street North, Suite 820, Arlington, Virginia 22209. Following the Business Combination, such communications should be sent in care of Doma Holdings, Inc. at 101 Mission St, Suite 740, San Francisco, California 94105, Attn: Investor Relations. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION
We have filed this proxy statement/prospectus as part of a registration statement on Form S-4 with the SEC under the Securities Act. The registration statement contains exhibits and other information that are not contained in this proxy statement/prospectus. The descriptions in this proxy statement/prospectus of the provisions of documents filed as exhibits to the registration statement are only summaries of those documents’ material terms. You may read copies of such documents, along with copies of reports, proxy statements and other information filed by us with the SEC at the SEC’s website: http://www.sec.gov.
Information contained in this proxy statement/prospectus regarding Capitol has been provided by Capitol and information contained in this proxy statement/prospectus regarding Doma has been provided by Doma. Information provided by either Capitol or Doma does not constitute any representation, estimate or projection of the other.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.
If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference into this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:
Capitol Investment Corp. V
1300 17th Street North, Suite 820
Arlington, Virginia 22209
Telephone: (202) 654-7060
You may also obtain these documents by requesting them in writing or by telephone from Capitol’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(banks and brokers can call: (203) 658-9400)
Email: CAP.info@investor.morrowsodali.com

To obtain timely delivery in advance of the Special Meeting, Capitol Stockholders must request the materials no later than                         , 2021, five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

CAPITOL INVESTMENT CORP. V
DOMA HOLDINGS, INC.
Financial statement schedules not listed are either omitted because they are not applicable or the required information is shown in the consolidated financial statements or in the notes thereto.

CAPITOL INVESTMENT CORP. V
CONDENSED BALANCE SHEETS

	March 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash	$86,962	$632,387
Prepaid expenses	666,008	695,350
Total Current Assets	752,970	1,327,737

Marketable securities held in Trust Account	345,006,438	345,012,580
TOTAL ASSETS	$345,759,408	$346,340,317

LIABILITIES, TEMPORARY EQUITY AND PERMANENT EQUITY
Current Liabilities
Accounts payable and accrued expenses	$228,753	$115,461
Promissory note – related party	400,000	—
Total Current Liabilities	628,753	115,461

Deferred underwriting payable	12,075,000	12,075,000
Warrant liabilities	23,400,000	30,680,000
Total Liabilities	36,103,753	42,870,461

Commitments and Contingencies

Temporary Equity
Class A common stock subject to possible redemption 30,465,565 shares at redemption value as of March 31, 2021 and 29,846,985 shares at redemption value as of December 31, 2020	304,655,650	298,469,850

Permanent Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value 400,000,000 shares authorized; 4,034,435 issued and outstanding (excluding 30,465,565 shares subject to possible redemption) as of March 31, 2021 and 4,653,015 issued and outstanding (excluding 29,846,985 shares subject to possible redemption) as of December 31, 2020	403	465
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020	863	863
Additional paid-in capital	7,469,090	13,654,828
Accumulated deficit	(2,470,351)	(8,656,150)
Total Permanent Equity	5,000,005	5,000,006
TOTAL LIABILITIES, TEMPORARY EQUITY AND PERMANENT EQUITY	$345,759,408	$346,340,317
The accompanying notes are an integral part of the financial statements.

CAPITOL INVESTMENT CORP. V
CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2021	2020
Formation and operating costs	$1,139,720	$20
Loss from operations	(1,139,720)	(20)

Other income (expenses):
Interest earned on marketable securities held in Trust Account	47,359	—
Change in fair value of warrant liabilities	7,280,000	—
Unrealized loss on marketable securities held in Trust Account	(1,840)	—
Other income, net	7,325,519	—

Net income (loss)	$6,185,799	$(20)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	29,846,985	—
Basic and diluted net loss per share, Class A common stock subject to possible redemption	$—	$—

Basic and diluted weighted average shares, non-redeemable common stock	13,278,015	7,500,000
Basic and diluted net loss per share, non-redeemable common stock(1)	$0.47	$—
__________________
(1)At March 31, 2021, excludes an aggregate of 30,465,565 shares subject to possible redemption.
The accompanying notes are an integral part of the financial statements.

CAPITOL INVESTMENT CORP. V
CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND PERMANENT EQUITY

	Class A Common Stock		Class B Common Stock (1)		Additional Paid-in Capital	Accumulated Deficit	Total Permanent Equity	Temporary Equity
	Shares	Amount	Shares	Amount				Shares	Amount
Balance – December 31, 2020	4,653,015	$465	8,625,000	$863	$13,654,828	$(8,656,150)	$5,000,006	29,846,985	$298,469,850
Change in value of Class A common stock subject to possible redemption	(618,580)	(62)	—	—	(6,185,738)	—	(6,185,800)	618,580	6,185,800
Net income	—	—	—	—	—	6,185,799	6,185,799	—	—
Balance – March 31, 2021	4,034,435	$403	8,625,000	$863	$7,469,090	$(2,470,351)	$5,000,005	30,465,565	$304,655,650
Balance – December 31, 2019	—	$—	8,625,000	863	24,137	(11,142)	13,858	—	$—
Net loss	—	—	—	—	—	(20)	(20)	—	—
Balance – March 31, 2020	—	$—	8,625,000	863	$24,137	(11,162)	$13,838	—	$—
__________________
(1)As of December 31, 2019 and as of March 31, 2020, this number included an aggregate of up to 1,125,000 shares that were subject to forfeiture if the over-allotment option was not exercised by the underwriters in full. The over-allotment option was exercised by the underwriters in full.
The accompanying notes are an integral part of the financial statements.

CAPITOL INVESTMENT CORP. V
CONDENSED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31, 2021	March 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$6,185,799	$(20)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(47,359)	—
Change in fair value of warrant liabilities	(7,280,000)	—
Unrealized loss on marketable securities held in Trust Account	1,840	—
Changes in operating assets and liabilities:
Prepaid expenses	29,342	—
Accounts payable and accrued expenses	113,292	128
Net cash (used in) provided by operating activities	(997,086)	108

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for franchise taxes	51,661	—
Net cash provided by investing activities	51,661	—

Cash Flows from Financing Activities:
Proceeds from promissory notes – related party	400,000	50,000
Payment of offering costs	—	(128)
Net cash provided by financing activities	400,000	49,872

Net Change in Cash	(545,425)	49,980
Cash – Beginning	632,387	26,794
Cash – Ending	$86,962	$76,774

Non-cash investing and financing activities:
Deferred underwriting fee payable	$12,075,000	$—
Change in value of Class A common stock subject to possible redemption	6,185,800	—
The accompanying notes are an integral part of the financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Capitol Investment Corp. V (the “Company”) was originally incorporated in the Cayman Islands on May 1, 2017 as a blank check company. In May 2019, the Company was redomesticated from the Cayman Islands to the state of Delaware. The Company’s objective is to acquire, through a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities (a “Business Combination”).
As of March 31, 2021, the Company had not commenced any operations. All activity through March 31, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on December 1, 2020. On December 4, 2020, the Company consummated the Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at $10.00 per Unit, generating gross proceeds of $345,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement of 5,833,333 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Capitol Acquisition Management V LLC, which is controlled by Mark D. Ein, the Company’s Chief Executive officer and chairman of the board of directors, and Capitol Acquisition Founder V LLC, which is controlled by L. Dyson Dryden, the President and Chief Financial Officer and a member of the board of directors (the “Sponsors”), and the independent directors, generating gross proceeds of $8,750,000, which is described in Note 4.
Transaction costs amounted to $19,469,085, consisting of $6,900,000 of underwriting fees, $12,075,000 of deferred underwriting fees and $494,085 of other offering costs. Of the $19,469,085 of transaction costs, $873,424 were allocable to warrant liabilities and expensed.
Following the closing of the Initial Public Offering on December 4, 2020, an amount of $345,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), and may be invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act until the earlier of (i) the consummation of the Company’s first Business Combination and (ii) the Company’s failure to consummate a Business Combination within the prescribed time.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully.
Placing funds in the Trust Account may not protect those funds from third-party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Sponsors have agreed that they will be liable jointly and severally to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, there can be no assurance that they will be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, interest income on the funds held in the Trust Account can be released to the Company to pay the Company’s tax obligations.
In connection with any proposed initial Business Combination, the Company will either (1) seek stockholder approval of such initial Business Combination at a meeting called for such purpose or (2) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote), in each case where stockholders may seek to convert their Public Shares into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. If the Company determines to engage in a tender offer, such tender offer will be structured so that each stockholder may tender any or all of his, her or its Public Shares rather than some pro rata portion of his, her or its shares. In that case, the Company will file tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) which will contain substantially the same financial and other information about the initial Business Combination as is required under the SEC’s proxy rules. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or will allow stockholders to sell their shares to it in a tender offer will be made by the Company based on a variety of factors such as the timing of the transaction or whether the terms of the transaction would otherwise require it to seek stockholder approval. Notwithstanding the foregoing, if the Company seeks stockholder approval of an initial Business Combination, a public stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares without the Company’s prior written consent. The Company will proceed with a Business Combination only if it has net tangible assets of at least $5,000,001 immediately prior to or upon consummation of the Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding common stock of the Company voted are voted in favor of the Business Combination. In connection with any stockholder vote required to approve any Business Combination, the Sponsors and any other initial stockholders of the Company (collectively, the “Initial Stockholders”) will agree (i) to vote any of their respective shares in favor of the initial Business Combination and (ii) not to convert any of their respective shares (or sell their shares to the Company in any related tender offer). Holders of warrants sold as part of the Units will not be entitled to vote on the proposed Business Combination and will have no conversion or liquidation rights with respect to their common stock underlying such warrants.
The Company’s certificate of incorporation was amended prior to the Initial Public Offering to provide that the Company will continue in existence only until December 4, 2022 or during any extended time that the Company has to consummate a Business Combination beyond December 4, 2022 as a result of a stockholder vote to amend its amended and restated certificate of incorporation. If the Company has not completed a Business Combination by such date, the Company will (i) cease all operations except for the purpose of winding down, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to the Company but net of taxes payable and up to $100,000 of interest to pay dissolution expenses, divided by the number of then-outstanding Public Shares, which redemption will completely extinguish the rights of public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Stockholders will be entitled to receive a full pro rata interest in the Trust Account (initially anticipated to be approximately $10.00 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company net of taxes payable).

On March 2, 2021, Capitol announced that it entered into a definitive merger agreement for its initial business combination with Doma Holdings, Inc., or Doma, a leading force for disruptive change in the residential real estate industry. Doma uses machine intelligence to replace large portions of the antiquated residential real estate closing process with instant technology solutions. Doma’s machine intelligence algorithms are being trained and optimized on 30 years of historical anonymized closing transaction data, allowing Doma to make underwriting decisions in less than a minute and significantly reduce the time, effort and cost of the entire process. In connection with the transaction, Capitol entered into various subscription agreements with certain third-party investors (the “PIPE Investors”) pursuant to which the PIPE Investors have committed to make private investments in public equity in the form of Class A common stock in the aggregate amount of $300 million, for which the PIPE Investors will receive an aggregate of 30 million shares of common stock in the combined company. It is expected that Mark D. Ein will join the combined company’s board of directors upon completion of the transaction.
Liquidity
As of March 31, 2021, the Company had $86,962 in its operating bank accounts, $345,006,438 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem stock in connection therewith, and working capital of $174,217, which excludes franchise and income taxes payable of $50,000, as such amounts may be paid from interest earned on the Trust Account. For the quarter ended March 31, 2021, interest income which is available to pay the Company’s tax obligations amounted to approximately $45,160. Through March 31, 2021, the Company had withdrawn approximately $51,700 from the Trust Account to pay franchise taxes.
In February 2021, the Sponsors and the independent directors collectively committed to provide the Company an aggregate of $970,000 in loans. In May 2021, the Sponsors and the independent directors collectively committed to provide the Company an additional $756,000 in loans. The loans, if issued, as well as any future loans that may be made by the Company’s officers and directors (or their affiliates), will be evidenced by notes and would either be repaid upon the consummation of a Business Combination or up to $2,000,000 of the notes may be converted into warrants at a price of $1.50 per warrant at the option of the lender. As of March 31, 2021, the Company had an outstanding balance of $400,000 under such promissory notes. On April 20, 2021, the Company issued an additional $300,000 under such promissory notes. None of the notes had been converted to warrants.
The Company may raise additional capital through loans or additional investments from the Sponsors or its stockholders, officers, directors, or third parties. The Company’s officers and directors and the Sponsors may, but are not obligated to (except as described above), loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs.
Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business Combination or May 17, 2022.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the

SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 as filed with the SEC on May 11, 2021, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2020 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.
Emerging Growth Company and Smaller Reporting Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, the Company is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. The Company will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of its Class A common stock held by non-affiliates exceeds $250 million as of the end of that fiscal year’s second fiscal quarter, or (2) the Company’s annual revenues exceeded $100 million during such completed fiscal year and the market value of its Class A common stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2021 and December 31, 2020.
Marketable Securities Held in Trust Account
At March 31, 2021 and December 31, 2020, the assets in the Trust Account were held in cash and U.S. Treasury Bills.
Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants,” which are discussed in Note 3, Note 4, Note 7 and Note 8) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the condensed balance sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the consolidated statement of operations in the period of change.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheet.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) per Common Share
Net income (loss) per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at March 31, 2021 and December 31, 2020, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income (loss) per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase 17,333,333 shares of common stock in the calculation of diluted loss per share, since the exercise of the warrants into shares of common stock is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the period presented.
The Company’s condensed statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per common share, basic and diluted, for common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account by the weighted average number of common stock subject to possible redemption outstanding since the original issuance.
Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net loss, adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period. Non-redeemable common stock includes Founder Shares and non-redeemable Class A common stock as these shares do not have any redemption features. Non-redeemable common stocks participate in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per common stock (in dollars, except per share amounts):

	Three Months Ended
	March 31, 2021	March 31, 2020
Class A common stock subject to possible redemption
Numerator: Earnings allocable to Class A common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account, net of franchise taxes	$—	$—
Net income allocable to Class A common stock subject to possible redemption	$—	$—
Denominator: Weighted Average Class A common stock subject to possible redemption
Basic and diluted weighted average shares outstanding	29,846,985	—
Basic and diluted net income per share	$—	$—
Non-Redeemable Common Stock
Numerator: Earnings allocable to non-redeemable common stock
Net income (loss)	$6,185,799	$(20)
Less: Net income allocable to Class A common stock subject to possible redemption	—	—
Non-redeemable net income (loss)	$6,185,799	$(20)
Denominator: Weighted Average non-redeemable common stock
Basic and diluted weighted average shares outstanding, non-redeemable common stock	13,278,015	7,500,000
Basic and diluted net income (loss) per share, non-redeemable common stock	$0.47	$(0.00)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The Company follows the guidance in ASC Topic 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
See Note 8 for additional information on assets and liabilities measured at fair value.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3 — INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units, which included a full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at a purchase price of $10.00 per unit. Each unit consists of one share of Class A common stock in the Company and one third of one redeemable warrant (the “Warrants”). Each whole Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Initial Stockholders or their respective affiliates, without taking into account any founder shares held by the Initial Stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions) and (z) the volume-weighted average trading price of the Class A common stock during the ten-trading day period starting on the trading day after the day on which the Company consummated the initial business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Warrants are exercisable commencing on the later of 30 days after the Company’s completion of a Business Combination and 12 months from the closing of the Initial Public Offering and expire five years from the completion of a Business Combination. Only whole Warrants are exercisable. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade.
Redemption of Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $18.00. Once the Warrants become exercisable, the Company may call the Warrants for redemption:
•in whole and not in part;
•at a price of $0.01 per Warrant;
•upon not less than 30 days’ prior written notice of redemption to each Warrant holder; and
•if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described above) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the Warrant holders.

The Company will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon a cashless exercise of the Warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period, except if the Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.
Redemption of Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $10.00. Once the Warrants become exercisable, the Company may redeem the outstanding Warrants:
•in whole and not in part;
•at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants prior to redemption and receive a number of shares based on the redemption date and the “fair market value” of Class A common stock except as otherwise described below;
•if, and only if, the last reported sale price of Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described above) on the trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders; and
•if, and only if, the last reported sale price of Class A common stock is less than $18.00 per share (as adjusted for stock for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities), the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Warrants, as described above.
The “fair market value” of Class A common stock will mean the volume-weighted average price of the Class A common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per Warrant (subject to adjustment).
In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination and the Company liquidates the funds held in the Trust Account, holders of Warrants will not receive any of such funds with respect to their Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such Warrants. Accordingly, the Warrants may expire worthless.
NOTE 4 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Company’s Sponsors and independent directors purchased 5,833,333 Private Placement Warrants at $1.50 per warrant (for an aggregate purchase price of $8,750,000) from the Company. $6,900,000 of the proceeds received from the Private Placement Warrants purchases were placed in the Trust Account. The Private Placement Warrants are identical to the Warrants included in the Units sold in the Initial Public Offering, except that the Private Placement Warrants: (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees. Additionally, the holders of the Private Placement Warrants have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the shares of common stock issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of the Company’s initial Business Combination.

NOTE 5 — RELATED PARTY TRANSACTIONS
Administrative Services Agreement
The Company presently occupies office space provided by two affiliates of the Company’s executive officers. Such affiliates have agreed that, until the Company consummates a Business Combination, they will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company agreed, commencing on December 1, 2020, to pay such affiliates an aggregate of up to $20,000 per month for such services. For the quarter ended March 31, 2020, the Company incurred $60,000 in fees for these services, of which is included in accounts payable and accrued expenses in the accompanying condensed balance sheets.
Promissory Notes — Related Party
The Company issued an aggregate of $150,000 principal amount unsecured promissory notes to the Sponsors on October 20, 2017, as amended on February 21, 2020. On February 21, 2020, the Company issued an aggregate of $50,000 principal amount unsecured promissory notes to the Sponsors, of which $50,000 was funded on such date. On November 3, 2020, the Company amended and restated the October 20, 2017 promissory notes and the February 21, 2020 promissory notes, and issued an additional aggregate of $50,000 principal amount unsecured promissory notes to the Sponsors, for a total of $250,000 aggregate principal amount of promissory notes (the “Promissory Notes”). The Promissory Notes were non-interest bearing and payable on the earliest to occur of (i) October 20, 2021, (ii) the consummation of the Initial Public Offering and (iii) the abandonment of the Initial Public Offering. The outstanding balance under the Promissory Notes of $250,000 was repaid at the closing of the Initial Public Offering on December 4, 2020.
In February 2021, the Sponsors and the independent directors collectively committed to provide the Company an aggregate of $970,000 in loans. In May 2021, the Sponsors and the independent directors collectively committed to provide the Company an additional $756,000 in loans. The loans, if issued, as well as any future loans that may be made by the Company’s officers and directors (or their affiliates), will be evidenced by notes and would either be repaid upon the consummation of a Business Combination or up to $2,000,000 of the notes may be converted into warrants at a price of $1.50 per warrant at the option of the lender. As of March 31, 2021, the Company had an outstanding balance of $400,000 under such promissory notes. On April 20, 2021, the company issued an additional $300,000 under such promissory notes. None of the notes had been converted to warrants.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on December 1, 2020, the holders of the shares of Class B common stock, Private Placement Warrants and any warrants that may be issued upon conversion of working capital loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans) will be entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Contingent Fee Arrangement
The Company has entered into a fee arrangement with a service provider pursuant to which certain fees incurred by the Company will be deferred and become payable only if the Company consummates a Business Combination. If a Business Combination does not occur, the Company will not be required to pay these contingent fees. As of

March 31, 2021, the amount of these contingent fees was approximately $1,708,000. There can be no assurances that the Company will complete a Business Combination.
Related Party Loans
In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the Company’s Sponsors, officers and directors or their respective affiliates may, but are not obligated to, loan the Company funds as may be required on a non-interest bearing basis. If the Company completes its initial Business Combination, the Company would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants.
Underwriting Agreement
The underwriters are entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Initial Public Offering or an aggregate of $12,075,000, which were placed in the Trust Account.
Consulting Agreements
In December 2020, subsequent to the consummation of the Initial Public Offering, the Company entered into three consulting arrangements for services to help identify and introduce the Company to potential targets and provide assistance with due diligence, deal structuring, documentation and obtaining shareholder approval for an initial Business Combination. These agreements provide for an aggregate monthly fee of $62,500 and aggregate success fees of $1,100,000 payable upon the consummation of an initial Business Combination. The accrual amount under these agreements was zero and approximately $38,300 as of March 31, 2021 and December 31, 2020, respectively.
NOTE 7 — PERMANENT EQUITY AND TEMPORARY EQUITY
Preferred Stock
The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2021, and December 31, 2020, there were no shares of preferred stock issued or outstanding.
Common Stock
The Company is authorized to issue 400,000,000 shares of Class A common stock and 50,000,000 shares of Class B common stock, both with a par value of $0.0001 per share.
In connection with the organization of the Company, in May 2017, a total of 8,625,000 shares of Class B common stock were sold to the Sponsors at a price of approximately $0.003 per share, or $25,000, after giving retroactive effect to the dividend of approximately 0.17 shares for each share of Class B common stock outstanding in October 2017, the dividend of one share for each share of Class B common stock outstanding effectuated by the Company in May 2019. On November 3, 2020, the Company effected an approximately 0.8571-for-1 reverse stock split with respect to its Class B common stock, resulting in the Sponsors holding an aggregate of 8,625,000 founder shares. All share and per share amounts have been retroactively restated to reflect the stock dividends and the reverse stock split. This number included an aggregate of 1,125,000 shares of Class B common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters. As a result of the underwriters’ election to fully exercise their over-allotment option, a total of 1,125,000 founder shares are no longer subject to forfeiture.
The holders of the founder shares have agreed that the founder shares will not be transferred, assigned or sold until one year after the date of the consummation of an initial Business Combination or earlier if, subsequent to an initial Business Combination, (i) the last sales price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (ii) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.
The Class B common stock will automatically convert into Class A common stock on the first business day following the consummation of the Company’s initial Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities convertible or exercisable for shares of Class A common stock, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of an initial Business Combination, the ratio at which the Class B common stock will convert into Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of such Class B common stock will equal, in the aggregate, 20% of the sum of the shares of common stock outstanding upon the completion of the Initial Public Offering plus the number of shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (net of redemptions), excluding any shares of Class A common stock or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants.
As of March 31, 2021, and December 31, 2020, there were 4,034,435 shares and 4,653,015 shares of Class A common stock issued and outstanding, respectively, excluding 30,465,565 shares and 29,846,985 shares of Class A common stock subject to possible redemption, respectively. As of March 31, 2021, and December 31, 2020, there was 8,625,000 shares of Class B common stock issued and outstanding.
NOTE 8 — FAIR VALUE MEASUREMENTS
The following tables present information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2021 and at December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2021
Assets:
Marketable securities held in Trust Account (1)	1	$345,006,438
Liabilities:
Private Placement Warrants (2)	2	7,875,000
Public Warrants (2)	1	15,525,000

Description	Level	December 31, 2020
Assets:
Marketable securities held in Trust Account (1)	1	$345,012,580
Liabilities:
Private Placement Warrants (2)	3	10,325,000
Public Warrants (2)	3	20,355,000
_______________
(1)The fair value of the marketable securities held in Trust account approximates the carrying amount primarily due to their short-term nature.
(2)Measured at fair value on a recurring basis.
Warrants
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the condensed balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed statement of operations.
Subsequent Measurement
The Warrants are measured at fair value on a recurring basis and were initially measured at fair value as Level 3 financial liabilities using a Monte Carlo simulation model through December 31, 2020. The subsequent measurement of the Public Warrants as of March 31, 2020 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker CAP.WS. As the transfer of Private Placement Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant, with an insignificant adjustment for short-term marketability restrictions. As such, the Private Placement Warrants are classified as Level 2.
As of March 31, 2021, and December 31, 2020, the aggregate fair values of the Private Placement Warrants were $7.9 million and $10.3 million, respectively, and Public Warrants were $15.5 million and $20.4 million, respectively.
The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2020	$10,325,000	$20,355,000	$30,680,000
Change in valuation inputs or other assumptions(1)(2)	(2,450,000)	(4,830,000)	(7,280,000)
Fair value as of March 31, 2021	$7,875,000	$15,525,000	$23,400,000
_______________
(1)Changes in valuation inputs or other assumptions are recognized in change in fair value of warrant liabilities in the condensed statement of operations.
(2)Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 measurement and the estimated fair value of the Private Placement Warrants transferred from a Level 3 measurement to a Level 2 measurement during the three months ended March 31, 2021 when the Public Warrants were separately listed and traded.
NOTE 9 — SUBSEQUENT EVENTS
On April 20, 2021, the Company issued an aggregate of $300,000 of convertible promissory notes pursuant to the existing commitment letters made by Capitol Acquisition Management V LLC, an affiliate of Mark D. Ein, Capitol Acquisition Founder V LLC, an affiliate of L. Dyson Dryden, and Lawrence Calcano, Richard C. Donaldson, Raul J. Fernandez and Thomas S. Smith, Jr., each a member of the board of directors of the Company, to evidence loans in such amount made by the lenders.
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Capitol Investment Corp. V
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Capitol Investment Corp. V (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, changes in temporary equity and permanent equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Restatement of 2020 Financial Statements
As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2020, and for the year ended December 31, 2020, have been restated.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2017.
New York, NY
March 1, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 10, 2021.

CAPITOL INVESTMENT CORP. V
BALANCE SHEETS

	December 31,
	2020	2019
	(As Restated)
ASSETS
Current Assets
Cash	$632,387	$26,794
Prepaid expenses	695,350	—
Total Current Assets	1,327,737	26,794

Deferred offering costs	—	138,999
Marketable securities held in Trust Account	345,012,580	—
TOTAL ASSETS	$346,340,317	$165,793

LIABILITIES, TEMPORARY EQUITY AND PERMANENT EQUITY
Current Liabilities
Accounts payable and accrued expenses	$115,461	$1,935
Promissory note – related party	—	150,000
Total Current Liabilities	115,461	151,935

Deferred underwriting payable	12,075,000	—
Warrant Liabilities	30,680,000	—
Total Liabilities	42,870,461	151,935

Commitments and contingencies

Class A common stock subject to possible redemption 29,846,985 shares at redemption value	298,469,850	—

Permanent Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value 400,000,000 shares authorized; 4,653,015 issued and outstanding (excluding 29,846,985 shares subject to possible redemption) as of December 31, 2020 and no shares issued and outstanding as of December 31, 2019	465	—
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 shares issued and outstanding as of December 31, 2020 and 2019	863	863
Additional paid-in capital	13,654,828	24,137
Accumulated deficit	(8,656,150)	(11,142)
Total Permanent Equity	5,000,006	13,858
TOTAL LIABILITIES, TEMPORARY EQUITY AND PERMANENT EQUITY	$346,340,317	$165,793
The accompanying notes are an integral part of the financial statements.

CAPITOL INVESTMENT CORP. V
STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019
	(As Restated)
Formation, transaction and operating costs	$1,030,921	$3,769
Loss from operations	(1,030,921)	(3,769)

Other income (expense):
Interest earned on marketable securities held in Trust Account	14,781	—
Change in fair value of warrant liabilities	(7,626,667)	—
Unrealized loss on marketable securities held in Trust Account	(2,201)	—
Other income (expense), net	(7,614,087)	—

Net loss	$(8,645,008)	$(3,769)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	29,846,985	—
Basic and diluted net loss per share, Class A common stock subject to possible redemption	$0.00	$—

Basic and diluted weighted average shares, non-redeemable common stock	7,868,993	7,500,000
Basic and diluted net loss per share, non-redeemable common stock(1)	$(1.10)	$0.00
(1)Excludes income of $10,883 attributable to common stock subject to possible redemption for the year ended December 31, 2020 (see Note 2).
The accompanying notes are an integral part of the financial statements.

CAPITOL INVESTMENT CORP. V
STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND PERMANENT EQUITY
(As Restated)

	Class A Common Stock		Class B Common Stock (1)		Additional Paid-in Capital	Accumulated Deficit	Total Permanent Equity	Temporary Equity
	Shares	Amount	Shares	Amount				Shares	Amount
Balance – Balance – January 1, 2019	—	$—	8,625,000	$863	$24,137	$(7,373)	$17,627	—	$—

Net loss	—	—	—	—	—	(3,769)	(3,769)	—	—
Balance – December 31, 2019	—	—	8,625,000	863	24,137	(11,142)	13,858	—	—

Sale of 34,500,000 Units, net of underwriting discounts	34,500,000	3,450	—	—	311,105,889	—	311,109,339	—	—

Excess of purchase price paid over fair value of private placement warrants	—	—	—	—	991,667	—	991,667	—	—

Class A common stock subject to possible redemption	(29,846,985)	(2,985)	—	—	(298,466,865)	—	(298,469,850)	29,846,985	298,469,850

Net loss	—	—	—	—	—	(8,645,008)	(8,645,008)	—	—
Balance – December 31, 2020	4,653,015	$465	8,625,000	$863	$13,654,828	$(8,656,150)	$5,000,006	29,846,985	$298,469,850
(1)As of December 31, 2019, this number included an aggregate of up to 1,125,000 shares that are subject to forfeiture if the over-allotment option was not exercised by the underwriters in full.
The accompanying notes are an integral part of the financial statements.

CAPITOL INVESTMENT CORP. V
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019
	(As Restated)
Cash Flows from Operating Activities:
Net loss	$(8,645,008)	$(3,769)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(14,781)	—
Change in fair value of warrant liabilities	7,626,667	—
Transaction costs allocable to warrant liabilities	873,424	—
Unrealized loss on marketable securities held in Trust Account	2,201	—
Changes in operating assets and liabilities:
Prepaid expenses	(695,350)	—
Accounts payable and accrued expenses	113,526	1,935
Net cash used in operating activities	(739,321)	(1,834)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(345,000,000)	—
Net cash used in investing activities	(345,000,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	338,100,000	—
Proceeds from sale of Founders’ Warrants	8,750,000	—
Proceeds from promissory notes – related party	100,000	—
Repayment of promissory notes – related party	(250,000)	—
Payment of offering costs	(355,086)	(64,176)
Net cash provided by (used in) financing activities	346,344,914	(64,176)

Net Change in Cash	605,593	(66,010)
Cash – Beginning	26,794	92,804
Cash – Ending	$632,387	$26,794

Non-cash investing and financing activities:
Initial classification of Class A common stock subject to redemption	$306,230,947	$—
Change in value of Class A common stock subject to possible redemption	$(7,761,097)	$—
Deferred underwriting fee payable	$12,075,000	$—
Initial measurement of warrants issued in connection with initial public offering accounting for as liabilities	$23,053,333	$—
The accompanying notes are an integral part of the financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Capitol Investment Corp. V (the “Company”) was originally incorporated in the Cayman Islands on May 1, 2017 as a blank check company. In May 2019, the Company was redomesticated from the Cayman Islands to the state of Delaware. The Company’s objective is to acquire, through a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities (a “Business Combination”).
As of December 31, 2020, the Company had not commenced any operations. All activity through December 31, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on December 1, 2020. On December 4, 2020, the Company consummated the Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at $10.00 per Unit, generating gross proceeds of $345,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 5,833,333 warrants (each, a “Founders’ Warrant” and, collectively, the “Founders’ Warrants”) at a price of $1.50 per Founders’ Warrant in a private placement to Capitol Acquisition Management V LLC, which is controlled by Mark D. Ein, the Company’s Chief Executive officer and chairman of the board of directors, and Capitol Acquisition Founder V LLC, which is controlled by L. Dyson Dryden, the President and Chief Financial Officer and a member of the board of directors (the “Sponsors”), and the independent directors, generating gross proceeds of $8,750,000, which is described in Note 4.
Transaction costs amounted to $19,469,085, consisting of $6,900,000 of underwriting fees, $12,075,000 of deferred underwriting fees and $494,085 of other offering costs.
Following the closing of the Initial Public Offering on December 4, 2020, an amount of $345,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Founders’ Warrants was placed in a trust account (the “Trust Account”), and may be invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act until the earlier of (i) the consummation of the Company’s first Business Combination and (ii) the Company’s failure to consummate a Business Combination within the prescribed time.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Founders’ Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully.
Placing funds in the Trust Account may not protect those funds from third-party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Sponsors have agreed that they will be liable jointly and severally to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, there can be no assurance that they will be able to satisfy those obligations should they arise The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, interest income on the funds held in the Trust Account can be released to the Company to pay the Company’s tax obligations.
In connection with any proposed initial Business Combination, the Company will either (1) seek stockholder approval of such initial Business Combination at a meeting called for such purpose or (2) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote), in each case where stockholders may seek to convert their Public Shares into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. If the Company determines to engage in a tender offer, such tender offer will be structured so that each stockholder may tender any or all of his, her or its Public Shares rather than some pro rata portion of his, her or its shares. In that case, the Company will file tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) which will contain substantially the same financial and other information about the initial Business Combination as is required under the SEC’s proxy rules. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or will allow stockholders to sell their shares to it in a tender offer will be made by the Company based on a variety of factors such as the timing of the transaction or whether the terms of the transaction would otherwise require it to seek stockholder approval. Notwithstanding the foregoing, if the Company seeks stockholder approval of an initial Business Combination, a public stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares without the Company’s prior written consent. The Company will proceed with a Business Combination only if it has net tangible assets of at least $5,000,001 immediately prior to or upon consummation of the Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding common stock of the Company voted are voted in favor of the Business Combination. In connection with any stockholder vote required to approve any Business Combination, the Sponsors and any other initial stockholders of the Company (collectively, the “Initial Stockholders”) will agree (i) to vote any of their respective shares in favor of the initial Business Combination and (ii) not to convert any of their respective shares (or sell their shares to the Company in any related tender offer). Holders of warrants sold as part of the Units will not be entitled to vote on the proposed Business Combination and will have no conversion or liquidation rights with respect to their common stock underlying such warrants.
The Company’s certificate of incorporation was amended prior to the Initial Public Offering to provide that the Company will continue in existence only until December 4, 2022 or during any extended time that the Company has to consummate a Business Combination beyond December 4, 2022 as a result of a stockholder vote to amend its amended and restated certificate of incorporation. If the Company has not completed a Business Combination by such date, the Company will (i) cease all operations except for the purpose of winding down, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to the Company but net of taxes payable and up to $100,000 of interest to pay dissolution expenses, divided by the number of then-outstanding Public Shares, which redemption will completely extinguish the rights of public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Stockholders will be entitled to receive a full pro rata interest in the Trust Account (initially anticipated to be approximately $10.00 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company net of taxes payable).

Liquidity
As of December 31, 2020, the Company had $632,387 in its operating bank accounts, $345,012,580 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem stock in connection therewith, and working capital of $1,230,730, which excludes franchise and income taxes payable of $18,454, as such amounts may be paid from interest earned on the Trust Account. As of December 31, 2020, approximately $12,600 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations. Through December 31, 2020, the Company had not withdrawn any amounts from the Trust Account to pay any tax obligations.
In February 2021, the Sponsors and the independent directors collectively committed to provide the Company an aggregate of $970,000 in loans. The loans, if issued, as well as any future loans that may be made by the Company’s officers and directors (or their affiliates), will be evidenced by notes and would either be repaid upon the consummation of a Business Combination or up to $2,000,000 of the notes may be converted into warrants at a price of $1.50 per warrant at the option of the lender.
The Company may raise additional capital through loans or additional investments from the Sponsors or its stockholders, officers, directors, or third parties. The Company’s officers and directors and the Sponsors may, but are not obligated to (except as described above), loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs.
Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business Combination or March 1, 2022.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement, dated as of December 1, 2020, between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agreement”). As a result of the SEC Statement, the Company reevaluated the accounting treatment of (i) the 11,500,000 redeemable warrants (the “Public Warrants”) that were included in the units issued by the Company in its initial public offering (the “IPO”) and (ii) the 5,833,333 redeemable warrants that were issued to the Company’s sponsor in a private placement that closed concurrently with the closing of the IPO (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants,” which are discussed in Note 4, Note 5, Note 8 and Note 10). The Company previously accounted for the Warrants as components of equity.
The guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Upon further evaluation of the terms of the Warrants, management concluded that the Warrants should be accounted for as a derivative liability. The warrant agreement includes a provision (the “Replacement of Securities Upon Reorganization”) the application of which could result in a different settlement value for the Warrants depending on their holder. Because the holder of an instrument is not an input into the pricing of a fixed-for-fixed option on the Company’s common stock, as noted in ASC 815-40-15, the Warrants could not be considered “indexed to the Company’s own stock.” In addition, the provision provides that in the event of a tender or exchange offer accepted by holders of more than 50% of the outstanding shares of the Company’s common stock, all holders of the Warrants (both public warrants and private placement warrants) would be entitled to receive cash for their Warrants. In other words, in the event of a qualifying cash tender offer (which could be outside of the Company’s control), all Warrant holders would be entitled to cash, while only certain holders of the Company’s common stock would be entitled to cash. Thus, these provisions preclude the Company from classifying the Warrants in stockholders’ equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants should be recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Statement of Operations in the period of change.
The Company’s management and the audit committee of the Company’s Board of Directors concluded that it is appropriate to restate the Company’s previously issued audited financial statements as of December 31, 2020 and for the year ended December 31, 2020, as previously reported in its Form 10-K. The restated classification and reported values of the Warrants as accounted for under ASC 815-40 are included in the financial statements herein.
Additionally, the Company revised the Statement of Changes in Stockholders’ Equity to present temporary equity separate from permanent equity, which allows for better alignment to the Balance Sheet presentation. Accordingly, the Company revised the financial statement name to Statement of Changes in Temporary Equity and Permanent Equity to reflect this presentation change.
The following tables summarize the effect of the restatement on each financial statement line item as of the dates and for the period indicated:

	As Previously Reported	Adjustment	As Restated
Balance Sheet as of December 4, 2020
Warrant liabilities	$—	$23,053,333	$23,053,333
Total liabilities	12,075,000	23,053,333	35,128,333
Class A common stock subject to possible redemption	329,284,280	(23,053,333)	306,230,947
Class A common stock	157	231	388
Additional paid-in capital	5,020,615	873,193	5,893,808
Accumulated deficit	$(21,628)	$(873,424)	$(895,052)

Balance Sheet as of December 31, 2020
Warrant liabilities	$—	$30,680,000	$30,680,000
Total liabilities	12,190,461	30,680,000	42,870,461
Class A common stock subject to possible redemption	329,149,850	(30,680,000)	298,469,850
Class A common stock	159	306	465
Additional paid-in capital	5,155,043	8,499,785	13,654,828
Accumulated deficit	$(156,059)	$(8,500,091)	$(8,656,150)

Statement of Operations for the Year ended December 31, 2020
Formation and operational costs	$157,497	$873,424	$1,030,921
Change in fair value of warrant liabilities	—	(7,626,667)	(7,626,667)
Other income (expense), net	12,580	(7,626,667)	(7,614,087)
Net loss	$(144,917)	$(8,500,091)	$(8,645,008)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	32,914,985	(3,068,000)	29,846,985
Basic and diluted weighted average shares outstanding, non-redeemable common stock	7,698,927	170,066	7,868,993
Basic and diluted net loss per share, Non-redeemable common stock	$(0.02)	$(1.08)	$(1.10)

Statement of Changes in Temporary Equity and Permanent Equity for the Year ended December 31, 2020
Sale of 34,500,000 Units, net of underwriting discounts – Additional Paid in Capital	$325,527,465	$(14,421,576)	$311,105,889
Sale of 5,833,333 private placement warrants – Additional Paid in Capital	8,750,000	(8,750,000)	—
Excess of purchase price paid over fair value of private placement warrants – Additional Paid in Capital	—	991,667	991,667
Statement of Cash Flows for the year ended December 31, 2020
Cash Flows from Operating Activities:
Net Loss	$(144,917)	$(8,500,091)	$(8,645,008)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	—	7,626,667	7,626,667
Transaction costs allocable to warrant liabilities	—	873,424	873,424
Non-Cash Investing and Financing Activities
Initial classification of Class A common stock subject to redemption	$329,284,280	$(23,053,333)	$306,230,947
Change in value of Class A common stock subject to redemption	(134,430)	(7,626,667)	(7,761,097)
Initial measurement of warrants issued in connection with the initial Public Offering accounted for as liabilities	—	23,053,333	23,053,333
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, the Company is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. The Company will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of its Class A common stock held by non-affiliates exceeds $250 million as of the end of that fiscal year’s second fiscal quarter, or (2) the Company’s annual revenues exceeded $100 million during such completed fiscal year and the market value of its Class A common stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.
Marketable Securities Held in Trust Account
At December 31, 2020, substantially all of the assets held in the Trust Account were held in U,S. Treasury Bills.
Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants,” which are discussed in Note 4, Note 5, Note 8 and Note 10) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Consolidated Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the Consolidated Statement of Operations in the period of change.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
Components of Equity
Upon the IPO, the Company issued Class A common stock and Warrants. The Company allocated the proceeds received from the issuance using the with-and-without method. Under that method, the Company first allocated the proceeds to the Warrants based on their initial fair value measurement of $23,053,333 and then allocated the remaining proceeds, net of underwriting discounts and offering costs of $19,469,085, to the Class A common stock . A portion of the 34,500,000 Class A common stocks are presented within temporary equity, as certain shares are subject to redemption upon the occurrence of events not solely within the Company’s control. Similarly, the Company first allocated the proceeds of the Private Placement Warrants based on their initial fair value measurement of $7,758,333 and then allocated the remaining proceeds of $991,667 to the Class A common stock as additional paid in capital.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Loss per Common Share
Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at December 31, 2020, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase 17,333,333 shares of common stock in the calculation of diluted loss per share, since the exercise of the warrants into shares of common stock is contingent upon the occurrence of future events and the inclusion of such warrants could be anti-dilutive. As a result, diluted net loss per common share is the same as basic net loss per common share for the period presented.
The Company’s Consolidated Statement of Operations includes a presentation of loss per share for common shares subject to possible redemption in a manner similar to the two-class method of loss per share. Net loss per common share, basic and diluted, for common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account by the weighted average number of common stock subject to possible redemption outstanding since the original issuance.
Net loss per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net loss, adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period. Non-redeemable common stock includes Founder Shares and non-redeemable Class A common stock as these shares do not have any redemption features. Non-redeemable common stocks participate in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.
The following table reflects the calculation of basic and diluted net loss per common stock (in dollars, except per share amounts):

For the Year Ended December 31, 2020
Class A common stock subject to possible redemption
Numerator: Earnings allocable to Class A common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account	$10,883
Net income allocable to Class A common stock subject to possible redemption	$10,883
Denominator: Weighted Average Class A common stock subject to possible redemption
Basic and diluted weighted average shares outstanding	$29,846,985
Basic and diluted net income per share	$0.00
Non-Redeemable Common Stock
Numerator: Earnings allocable to non-redeemable common stock
Net loss	$(8,645,008)
Less: Net income allocable to Class A common stock subject to possible redemption	$10,883
Non-redeemable net loss	$(8,655,891)
Denominator: Weighted Average Non-redeemable common stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	$7,868,993
Basic and diluted net loss per share, Non-redeemable common stock	$(1.10)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The Company follows the guidance in ASC Topic 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:   Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:   Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
See Note 10 for additional information on assets and liabilities measured at fair value.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 4 — INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units, which included a full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at a purchase price of $10.00 per unit. Each unit consists of one share of Class A common stock in the Company and one third of one redeemable warrant (the “Warrants”). Each whole Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Initial Stockholders or their respective affiliates, without taking into account any founder shares held by the Initial Stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions) and (z) the volume-weighted average trading price of the Class A common stock during the ten-trading day period starting on the trading day after the day on which the Company consummated the initial business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Warrants are exercisable commencing on the later of 30 days after the Company’s completion of a Business Combination and 12 months from the closing of the Initial Public Offering and expire five years from the completion of a Business Combination. Only whole Warrants are exercisable. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade.
Redemption of Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $18.00. Once the Warrants become exercisable, the Company may call the Warrants for redemption:
•in whole and not in part;
•at a price of $0.01 per Warrant;
•upon not less than 30 days’ prior written notice of redemption to each Warrant holder; and
•if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described above) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the Warrant holders.

The Company will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon a cashless exercise of the Warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period, except if the Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.
Redemption of Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $10.00. Once the Warrants become exercisable, the Company may redeem the outstanding Warrants:
•in whole and not in part;
•at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants prior to redemption and receive a number of shares based on the redemption date and the “fair market value” of Class A common stock except as otherwise described below;
•if, and only if, the last reported sale price of Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described above) on the trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders; and
•if, and only if, the last reported sale price of Class A common stock is less than $18.00 per share (as adjusted for stock for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities), the Founders’ Warrants are also concurrently called for redemption on the same terms as the outstanding Warrants, as described above.
The “fair market value” of Class A common stock will mean the volume-weighted average price of the Class A common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants. In no event will the Warrants be exercisable in connection with this redemption feature for more than $0.361 shares of Class A common stock per Warrant (subject to adjustment).
In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination and the Company liquidates the funds held in the Trust Account, holders of Warrants will not receive any of such funds with respect to their Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such Warrants. Accordingly, the Warrants may expire worthless.
NOTE 5 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Company’s Sponsors and independent directors purchased 5,833,333 Founders’ Warrants at $1.50 per warrant (for an aggregate purchase price of $8,750,000) from the Company. $6,900,000 of the proceeds received from the Founders’ Warrants purchases were placed in the Trust Account. The Founders’ Warrants are identical to the Warrants included in the Units sold in the Initial Public Offering, except that the Founders’ Warrants: (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees. Additionally, the holders of the Founders’ Warrants have agreed not to transfer, assign or sell any of the Founders’ Warrants, including the shares of common stock issuable upon exercise of the Founders’ Warrants (except to certain permitted transferees), until 30 days after the completion of the Company’s initial Business Combination.

NOTE 6 — RELATED PARTY TRANSACTIONS
Administrative Services Agreement
The Company presently occupies office space provided by two affiliates of the Company’s executive officers. Such affiliates have agreed that, until the Company consummates a Business Combination, they will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company agreed, commencing on December 1, 2020, to pay such affiliates an aggregate of up to $20,000 per month for such services. For the year ended December 31, 2020, the Company incurred $20,000 in fees for these services, of which is included in accounts payable and accrued expenses in the accompanying balance sheets.
Promissory Notes — Related Party
The Company issued an aggregate of $150,000 principal amount unsecured promissory notes to the Sponsors on October 20, 2017, as amended on February 21, 2020. On February 21, 2020, the Company issued an aggregate of $50,000 principal amount unsecured promissory notes to the Sponsors, of which $50,000 was funded on such date. On November 3, 2020, the Company amended and restated the October 20, 2017 promissory notes and the February 21, 2020 promissory notes, and issued an additional aggregate of $50,000 principal amount unsecured promissory notes to the Sponsors, for a total of $250,000 aggregate principal amount of promissory notes (the “Promissory Notes”). The Promissory Notes are non-interest bearing and payable on the earliest to occur of (i) October 20, 2021, (ii) the consummation of the Initial Public Offering and (iii) the abandonment of the Initial Public Offering. The outstanding balance under the Promissory Notes of $250,000 was repaid at the closing of the Initial Public Offering on December 4, 2020.
In February 2021, the Sponsors and the independent directors collectively committed to provide the Company an aggregate of $970,000 in loans. The loans, if issued, as well as any future loans that may be made by the Company’s officers and directors (or their affiliates), will be evidenced by notes and would either be repaid upon the consummation of a Business Combination or up to $2,000,000 of the notes may be converted into warrants at a price of $1.50 per warrant at the option of the lender.
NOTE 7 — COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on December 1, 2020, the holders of the shares of Class B common stock, Founders’ Warrants and any warrants that may be issued upon conversion of working capital loans (and any shares of Class A common stock issuable upon the exercise of the Founders’ Warrants and warrants that may be issued upon conversion of working capital loans) will be entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Contingent Fee Arrangement
The Company has entered into a fee arrangement with a service provider pursuant to which certain fees incurred by the Company will be deferred and become payable only if the Company consummates a Business Combination. If a Business Combination does not occur, the Company will not be required to pay these contingent fees. As of December 31, 2020, the amount of these contingent fees was approximately $404,000. There can be no assurances that the Company will complete a Business Combination.

Related Party Loans
In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the Company’s Sponsors, officers and directors or their respective affiliates may, but are not obligated to, loan the Company funds as may be required on a non-interest bearing basis. If the Company completes its initial Business Combination, the Company would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Founders’ Warrants.
Underwriting Agreement
The underwriters are entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Initial Public Offering or an aggregate of $12,075,000, which were placed in the Trust Account.
Consulting Agreements
In December 2020, subsequent to the consummation of the Initial Public Offering, the Company entered into three consulting arrangements for services to help identify and introduce the Company to potential targets and provide assistance with due diligence, deal structuring, documentation and obtaining shareholder approval for an initial Business Combination. These agreements provide for an aggregate monthly fee of $62,500 and aggregate success fees of $1,100,000 payable upon the consummation of an initial Business Combination. The accrual amount under these agreements was approximately $38,300 as of December 31, 2020.
NOTE 8 — PERMANENT EQUITY AND TEMPORARY EQUITY
Preferred Stock
The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.
Common Stock
The Company is authorized to issue 400,000,000 shares of Class A common stock and 50,000,000 shares of Class B common stock, both with a par value of $0.0001 per share.
In connection with the organization of the Company, in May 2017, a total of 8,625,000 shares of Class B common stock were sold to the Sponsors at a price of approximately $0.003 per share, or $25,000, after giving retroactive effect to the dividend of approximately 0.17 shares for each share of Class B common stock outstanding in October 2017, the dividend of one share for each share of Class B common stock outstanding effectuated by the Company in May 2019. On November 3, 2020, the Company effected an approximately 0.8571-for-1 reverse stock split with respect to its Class B common stock, resulting in the Sponsors holding an aggregate of 8,625,000 founder shares. All share and per share amounts have been retroactively restated to reflect the stock dividends and the reverse stock split. This number included an aggregate of 1,125,000 shares of Class B common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters. As a result of the underwriters’ election to fully exercise their over-allotment option, a total of 1,125,000 founder shares are no longer subject to forfeiture.
The holders of the founder shares have agreed that the founder shares will not be transferred, assigned or sold until one year after the date of the consummation of an initial Business Combination or earlier if, subsequent to an initial Business Combination, (i) the last sales price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (ii) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.
The Class B common stock will automatically convert into Class A common stock on the first business day following the consummation of the Company’s initial Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities convertible or exercisable for shares of Class A common stock, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of an initial Business Combination, the ratio at which the Class B common stock will convert into Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of such Class B common stock will equal, in the aggregate, 20% of the sum of the shares of common stock outstanding upon the completion of the Initial Public Offering plus the number of shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (net of redemptions), excluding any shares of Class A common stock or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any Founders’ Warrants.
As of December 31, 2020, there was 4,653,015 shares of Class A common stock issued and outstanding, excluding 29,846,985 shares of Class A common stock subject to possible redemption. As of December 31, 2020 and 2019, there was 8,625,000 shares of Class B common stock issued and outstanding.
NOTE 9 — INCOME TAX
The Company’s net deferred tax assets is as follows:

	December 31, 2020	December 31, 2019
Deferred tax assets	(As Restated)
Net operating loss carryforward	$43,286	$791
Unrealized gain on marketable securities	(3,397)	—
Total deferred tax assets	39,889	791
Valuation Allowance	(39,889)	(791)
Deferred tax assets, net of allowance	$—	$—
The income tax provision consists of the following:

	December 31, 2020	December 31, 2019
Federal
Current	$—	$—
Deferred	(30,431)	(791)

State and Local
Current	—	—
Deferred	(8,667)	—

Change in valuation allowance	39,098	791

Income tax provision	$—	$—
As of December 31, 2020, the Company had $160,318 of U.S. federal and state net operating loss carryovers available to offset future taxable income. The federal NOL has an indefinite life while the state net operating loss carryovers will expire by 2040.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2020 and 2019, the change in the valuation allowance was 39,098 and $791, respectively.
A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	December 31, 2020	December 31, 2019
	(As Restated)
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	6.0%	0.0%
Change in valuation of warrant liability	(23.8)%	0.0%
Transaction costs allocable to warrant liability	(2.7)%	0.0%
Valuation allowance	(0.5)%	(21.0)%
Income tax provision	0.0%	0.0%
The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns for the year ended December 31, 2020 remain open and subject to examination. The Company considers New York and Virginia to be a significant state tax jurisdiction.
The CARES Act allowed net operating loss incurred in 2018-2020 to be carried back five years or carried forward indefinitely, and to be fully utilized without being subjected to the 80% taxable income limitation. Net operating losses incurred after December 31, 2020 will be subjected to the 80% taxable income limitation. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion, or all, of the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during periods in which those temporary differences become deductible.
Due to the uncertainty surrounding the realization of the benefits of its deferred assets, including NOL carryforwards, the Company has provided a 100% valuation allowance on its deferred tax assets at December 31, 2020.
NOTE 10 — FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2020
Assets:
Marketable securities held in Trust Account (1)	1	$345,012,580
Liabilities:
Private Placement Warrants (2)	3	$10,325,000
Public Warrants (2)	3	$20,355,000
____________
(1) The fair value of the marketable securities held in Trust account approximates the carrying amount primarily due to their short-term nature.
(2) Measured at fair value on a recurring basis.

Warrants
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Consolidated Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Consolidated Statement of Operations.
Initial Measurement
The Company established the initial fair value for the Warrants on December 4, 2020, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model for the Public Warrants and the Private Placement Warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A common stock and one-third of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B common stock, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption, Class A common stock and Class B common stock based on their relative fair values at the initial measurement date. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.
The key inputs into the Monte Carlo simulation model for the Private Placement Warrants and Public Warrants were as follows at initial measurement:

Input	December 4, 2020 (Initial Measurement)
Risk-free interest rate	0.53%
Expected term (Years)	5.0
Expected volatility	23.0%
Exercise price	$11.50
Fair value of Units	$9.56
The Company’s use of a Monte Carlo simulation model required the use of subjective assumptions:
•The risk-free interest rate assumption was based on the five-year U.S. Treasury rate, which was commensurate with the contractual term of the Warrants, which expire on the earlier of (i) five years after the completion of the initial business combination and (ii) upon redemption or liquidation. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
•The expected term was determined to be five years, in-line with a typical equity investor assumed holding period.
•The expected volatility assumption was based on the implied volatility from a set of comparable publicly-traded warrants as determined based on the size and proximity of business combinations by similar special purpose acquisition companies. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
•The fair value of the Units, which each consist of one Class A common stock and one-third of one Public Warrant, represents the closing price on the measurement date as observed from the ticker CAP.U.
Based on the applied volatility assumption and the expected term to a business combination noted above, the Company determined that the risk-neutral probability of exceeding the $18.00 redemption value by the start of the exercise period for the Warrants resulted in a nominal difference in value between the Public Warrants and Private Placement Warrants across the valuation dates utilized in the Monte Carlo simulation model. Therefore, the resulting valuations for the two classes of Warrants were determined to be equal. On December 4, 2020, the Private

Placement Warrants and Public Warrants were determined to be $1.33 per warrant for aggregate values of $7.8 million and $15.3 million, respectively.
Subsequent Measurement
The Warrants are measured at fair value on a recurring basis. At the subsequent measurement date of December 31, 2020, the Public Warrants and Private Placement Warrants were fair valued using the Monte Carlo Simulation Method. The fair value classification for both the Public Warrants and Private Placement Warrants remain unchanged as Level 3 from their initial valuation.
The key inputs into the Monte Carlo simulation model for the Private Placement Warrants and Public Warrants were as follows at subsequent measurement:

Input	December 4, 2020 (Subsequent Measurement)
Risk-free interest rate	0.45%
Expected term (Years)	5.0
Expected volatility	28.0%
Exercise price	$11.50
Fair value of Units	$9.71
As of December 31, 2020, the aggregate values of the Private Placement Warrants and Public Warrants were $10.3 million and $20.4 million, respectively.
The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2019	$—	$—	$—
Initial measurement on December 4, 2020	7,758,333	15,295,000	23,053,333
Change in valuation inputs or other assumptions(1)	2,566,667	5,060,000	7,626,667
Fair value as of December 31, 2020	$10,325,000	$20,355,000	$30,680,000
_______________
(1)Changes in valuation inputs or other assumptions are recognized in change in fair value of warrant liabilities in the Consolidated Statement of Operations.
NOTE 11 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Doma Holdings, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

(In thousands, except share information)	March 31, 2021	December 31, 2020

Assets
Cash and cash equivalents	$181,867	$111,893
Restricted cash	1,683	129
Investments:
Fixed maturities
Held-to-maturity debt securities, at amortized cost	65,298	65,406
Available-for-sale debt securities, at fair value (amortized cost $7,139 at December 31, 2020)	—	8,057
Equity securities, at fair value (cost $2,000 at December 31, 2020)	—	2,119
Mortgage loans	2,950	2,980
Total Investments	$68,248	$78,562
Receivables, net	15,256	15,244
Prepaid expenses, deposits and other assets	16,565	7,365
Fixed assets, net	25,143	21,661
Title plants	13,952	14,008
Goodwill	111,487	111,487
Trade names	1,341	2,684
Total Assets	$435,542	$363,033

Liabilities and Stockholders' Equity
Accounts payable	$5,873	$6,626
Accrued expenses and other liabilities	28,225	33,044
Senior first lien note	133,131	—
Loan from a related party	—	65,532
Liability for loss and loss adjustment expenses	70,651	69,800
Total Liabilities	$237,880	$175,002

Commitments and contingencies (see Note 11)

Stockholders' Equity:
Series A preferred stock, 0.0001 par value; 7,295,759 shares authorized; 7,295,759 shares issued and outstanding	$1	$1
Series A-1 preferred stock, 0.0001 par value; 12,975,006 shares authorized; 8,159,208 shares issued and outstanding	1	1
Series A-2 preferred stock, 0.0001 par value; 2,335,837 shares authorized; 2,335,837 shares issued and outstanding	—	—
Series B preferred stock, 0.0001 par value; 2,642,036 shares authorized; 2,642,036 shares issued and outstanding	—	—
Series C preferred stock, 0.0001 par value; 10,755,377 shares authorized; 10,119,484 shares issued and outstanding	1	1
Common stock, 0.0001 par value; 54,000,000 shares authorized; 10,920,847 and 10,480,902 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	1	1
Additional paid-in capital	288,539	266,464
Accumulated deficit	(90,881)	(79,123)
Accumulated other comprehensive income	—	686
Total Stockholders’ Equity	$197,662	$188,031
Total Liabilities and Stockholders' Equity	$435,542	$363,033
The accompanying notes are an integral part of these condensed consolidated financial statements.

Doma Holdings, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended March 31,
(In thousands, except share and per share information)	2021	2020
Revenues:
Net premiums written (1)	$107,992	$56,817
Escrow, other title-related fees and other	18,575	13,174
Investment, dividend and other income	1,229	818
Total revenues	$127,796	$70,809

Expenses:
Premiums retained by third-party agents (2)	$70,338	$33,102
Title examination expense	4,853	3,865
Provision for claims	3,249	1,783
Personnel costs	43,464	35,718
Other operating expenses	14,165	10,640
Total operating expenses	$136,069	$85,108

Loss from operations	$(8,273)	$(14,299)

Interest expense	3,360	2,112
Loss before income taxes	$(11,633)	$(16,411)

Income tax expense	125	175
Net loss	$(11,758)	$(16,586)

Earnings Per Share:
Net loss per share attributable to Doma Holdings, Inc. shareholders - basic and diluted	$(1.05)	$(1.58)
Weighted average shares outstanding Doma Holdings, Inc. common stock - basic and diluted	11,245,854	10,515,176
The accompanying notes are an integral part of these condensed consolidated financial statements.
__________________
(1)Net premiums written includes revenues from a related party of $24.7 million and $17.0 million during the three months ended March 31, 2021 and 2020, respectively (see Note 10).
(2)Premiums retained by third-party agents includes expenses associated with a related party of $19.9 million and $13.9 million during the three months ended March 31, 2021 and 2020, respectively (see Note 10)

Doma Holdings, Inc.
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited)

	Three months ended March 31
(In Thousands)	2021	2020
Net loss	$(11,758)	$(16,586)
Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale debt securities, net of tax	(179)	9
Reclassification adjustment for realized (gain) loss on sale of available for sale debt securities, net of tax	(507)	—
Comprehensive loss	$(12,444)	$(16,577)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Doma Holdings, Inc.
Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited)

	Preferred Stock Series A		Preferred Stock Series A-1		Preferred Stock Series A-2		Preferred Stock Series B		Preferred Stock Series C		Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
(In thousands, except share information)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2019	7,295,759	$1	8,159,208	$1	2,335,837	$—	2,642,036	$—	4,270,182	$—	10,374,044	$1	$192,852	$(44,020)	$510	$149,345
Issuance of Series C preferred stock, net of financing costs	—	—	—	—	—	—	—	—	5,849,302	1	—	—	$70,701	—	—	$70,702
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	63,089	—	$24	—	—	$24
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	—	—	—	$308	—	—	$308
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	$—	$(16,586)	—	$(16,586)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	$—	$—	$9	$9
Balance, March 31, 2020	7,295,759	$1	8,159,208	$1	2,335,837	$—	2,642,036	$—	10,119,484	$1	10,437,133	$1	$263,885	$(60,606)	$519	$203,802

Balance, December 31, 2020	7,295,759	$1	8,159,208	$1	2,335,837	$—	2,642,036	$—	10,119,484	$1	10,480,902	$1	$266,464	$(79,123)	$686	$188,031
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	439,945	—	1,267	—	—	1,267
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	2,289	—	—	2,289
Original issue discount on Hudson debt	—	—	—	—	—	—	—	—	—	—	—	—	18,519	—	—	18,519
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,758)	—	(11,758)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(686)	(686)

Balance, March 31, 2021	7,295,759	$1	8,159,208	$1	2,335,837	$—	2,642,036	$—	10,119,484	$1	10,920,847	$1	$288,539	$(90,881)	$—	$197,662
The accompanying notes are an integral part of these condensed consolidated financial statements.

Doma Holdings, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31
(In thousands)	2021	2020
Cash flow from operating activities:
Net loss	$(11,758)	$(16,586)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest expense - paid in kind	1,567	2,239
Depreciation and amortization	2,707	1,116
Stock-based compensation expenses	2,289	308
Amortization of debt issuance costs and original issue discount	347	—
Provision for doubtful accounts	350	148
Deferred income taxes	125	178
Realized gain on available for sale debt securities	(678)	—
Net unrealized loss on equity securities	119	233
Loss (gain) on disposal of fixed assets and title plants	4	(214)
Accretion of discounts on HTM securities	224	74
Change in operating assets and liabilities:
Accounts receivable	(542)	3,303
Prepaid expenses, deposits and other assets	(9,466)	(1,143)
Accounts payable	(2,452)	(569)
Accrued expenses and other liabilities	(3,011)	(4,842)
Liability for loss and loss adjustments expenses	852	(586)
Net cash used in operating activities	$(19,323)	$(16,341)
Cash flow from investing activities:
Proceeds from sales and maturities of investments: Held to Maturity	$8,005	$5,732
Proceeds from sales and maturities of investments: Available-for-Sale	7,817	—
Proceeds from sales and maturities of investments: Equity securities	2,000	—
Proceeds from sales and maturities of investments: Mortgage loans	30	17
Purchases of investments: Held to Maturity	(8,120)	(35,290)
Purchases of investments: Equity securities	—	(1,000)
Proceeds from sales of fixed assets	295	83
Purchases of fixed assets	(5,090)	(3,162)
Proceeds from sale of title plants and dividends from title plants	179	1,000
Net cash provided by (used in) investing activities	$5,116	$(32,620)
Cash flow from financing activities:
Proceeds from issuance of Series C preferred stock, net of financing costs	$—	$70,701
Proceeds from issuance of senior first lien note	150,000	—
Payments on loan from a related party	(65,532)	(27,227)
Exercise of stock options	1,267	24
Net cash provided by financing activities	$85,735	$43,498
Net change in cash and cash equivalents and restricted cash	71,528	(5,463)
Cash, cash equivalents and restricted cash at the beginning period	112,022	141,668
Cash and cash equivalents and restricted cash at the end of period	$183,550	$136,205
Supplemental cash flow disclosures:
Cash paid for interest	$1,516	$—
Supplemental disclosure of non-cash investing activities:
Unrealized gain (loss) on available-for-sale debt securities	$(179)	$9
Supplemental disclosure of non-cash financing activities:
Issuance of penny warrants related to the senior first lien note	$18,519	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

Doma Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts in thousands, unless otherwise noted)
1.  Organization and business operations
Doma Holdings, Inc. (the “Company,” “Doma,” “we,” “us” or “our”) was referred to as States Title, Inc. prior to the North American Title Acquisition and as States Title Holding, Inc. (which changed its name to Doma Holdings, Inc. on March 1, 2021) after the North American Title Acquisition.
Headquartered in San Francisco, CA, Doma is a real estate technology company that is architecting the future of real estate transactions. Using machine intelligence and our proprietary technology solutions, we are creating a vastly more simple, efficient, and affordable real estate closing experience for current and prospective homeowners, lenders, title agents and real estate professionals. We are licensed to underwrite title insurance in 39 states and the District of Columbia.
The Company was initially formed as a wholly-owned subsidiary of States Title Inc. (“Legacy States Title”) to combine the operations of Legacy States Title and the retail agency and title insurance underwriting business (the “Acquired Business”) of North American Title Group, LLC (“NATG”), a subsidiary of Lennar Corporation (“Lennar”). We completed the acquisition of the Acquired Business on January 7, 2019 (the "Close Date"), which we refer hereinafter as the “North American Title Acquisition.” Doma survived the North American Title Acquisition as the parent company and now wholly owns the businesses operated by Legacy States Title and the Acquired Business.
We conduct our operations through two reportable segments, (1) Distribution and (2) Underwriting. See further discussion in Note 6 for additional information regarding segment information.
2.  Summary of significant accounting policies
Basis of presentation
The accompanying condensed consolidated balance sheet as of March 31, 2021 and the condensed consolidated statements of operations, condensed consolidated statements of comprehensive loss, condensed consolidated statements of changes in stockholders’ equity and condensed consolidated statements of cash flows for the three months ended March 31, 2021 and 2020 are unaudited.
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the financial information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the Company’s management, the unaudited condensed consolidated financial statements include all adjustments necessary for the fair presentation of the Company’s balance sheet as of March 31, 2021 and its results of operations, including its comprehensive income, stockholders’ equity and cash flows for the three months ended March 31, 2021 and 2020. All adjustments are of a normal recurring nature. The results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year ending December 31, 2021. These unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates made by management. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Significant items subject to such estimates and assumptions include, but are not limited to, reserves for incurred but not reported claims, the useful lives of property and equipment, accrued net premiums written from Third-Party Agent referrals and the valuations of stock-based compensation arrangements.
Title plants
Title plants are carried at cost, with costs incurred to maintain, update and operate title plants expensed as incurred. Because properly maintained title plants have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. The Company analyzes the title plants for impairment when events or circumstances indicate that the carrying amount may not be recoverable. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic factors. There were no impairments of title plants for the three months ended March 31, 2021 and 2020. In February 2020, we sold a title plant for a total sale price of $3.2 million, including a realized gain of $0.2 million.
Reinsurance
The Company utilizes excess of loss and quota share reinsurance programs to limit its maximum loss exposure by reinsuring certain risks with other insurers. The Company has two reinsurance treaties: Excess of Loss Treaty and Quota Share Treaty.
Under the Excess of Loss Treaty, we cede liability over $15 million on all files. Excess of loss reinsurance coverage protects the Company from a large loss from a single loss occurrence. The Excess of Loss Treaty provides for ceding liability above the retention of $15 million for all policies up to a liability cap of $500 million.
Under the Quota Share Treaty, during the period from January 1, 2021 to February 23, 2021 the Company ceded 100% of its instant underwriting policies. Effective February 24, 2021, the Company cedes 25% of the written premium on our instantly underwritten policies, instead of 100%. During the three months ended March 31, 2020, the Company ceded 100% of its instant underwriting policies.
Payments and recoveries on reinsured losses for the Company’s title insurance business were immaterial during the three months ended March 31, 2021 and 2020.
Income taxes
Our effective tax rate for the three months ended March 31, 2021 and 2020 was (1)% as a result of our recording a full valuation allowance against the deferred tax assets. In determining the realizability of the net U.S. federal and state deferred tax assets, we consider numerous factors including historical profitability, estimated future taxable income, prudent and feasible tax planning strategies, and the industry in which we operate. As of December 31, 2020, the Company carried a valuation allowance against deferred tax assets as management believes it is more likely than not that the benefit of the net deferred tax assets covered by that valuation allowance will not be realized. A net deferred tax liability has been recorded as of March 31, 2021 and 2020 of $0.9 million and $0.5 million, respectively, and is included in accrued expenses and other liabilities within the accompanying condensed consolidated balance sheets. Management reassesses the realization of the deferred tax assets each reporting period. The Company has approximately $0.2 million of pre-2018 federal net operating losses subject to expiration beginning in 2036. The remainder of the federal net operating losses have no expiration. The Company’s state net operating losses are subject to various expirations, beginning in 2030. The Company’s 2017 through 2019 tax years remain open to federal and state tax examinations. The Company believes that as of March 31, 2021 it had no material uncertain tax positions. Interest and penalties related to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There were no material liabilities for interest and penalties accrued as of March 31, 2021.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Coronavirus outbreak
The COVID-19 global pandemic has caused national and global economic and financial market disruptions. On the onset of the pandemic, the Company braced and anticipated uncertain disruption to our business. Our results from operations for the three months ended March 31, 2021, show that the Company’s performance from operations was not adversely impacted in a material manner. The Company continues to monitor and react to business disruptions caused by the pandemic but we cannot predict with certainty the duration of the pandemic or its impact on the Company’s financial condition and results of operations, as well as business operations and workforce.
Recently issued and adopted accounting pronouncements
No new accounting policies were recently issued and adopted in the three months ended March 31, 2021.
Recently issued but not adopted accounting pronouncements
In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). The amendments in this and the related ASUs introduce broad changes to accounting for credit impairment of financial instruments. The primary updates include the introduction of a new current expected credit loss ("CECL") model that is based on expected rather than incurred losses and amendments to the accounting for impairment of held-to-maturity securities and available for sale securities. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We are finalizing the effect this new guidance will have on our consolidated financial statements and related disclosures. Based on our implementation analysis performed, we have concluded that the overall effect of Topic 326 is not expected to be material to the consolidated financial statements upon adoption. We have not early adopted this standard.
In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which provides guidance for accounting for leases. ASU 2016-02 requires lessees to classify leases as either finance or operating leases and to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. In June 2020, the FASB issued ASU 2020-05, Revenue From Contracts With Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the adoption date of ASU 2016-02 for all other entities. Under ASU 2020-05, the effective date for adoption of ASU 2016-02 is fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Accounting for lessors remains largely unchanged from current U.S. GAAP. ASU 2016-02 will be effective for the Company’s fiscal year beginning January 1, 2022 and subsequent interim periods. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on the Company's financial statements.

3.  Investments and fair value measurements
Held-to-maturity debt securities
The cost basis, fair values and gross unrealized gains and losses of our held-to-maturity debt securities are as follows:

	March 31, 2021				December 31. 2020
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities(1)	$58,457	$867	$(62)	$59,262	$57,651	$994	$(53)	$58,592
U.S. Treasury securities	6,604	41	—	6,645	7,519	54	—	7,573
Certificates of deposit	237	—	—	237	236	—	—	236
Total	$65,298	$908	$(62)	$66,144	$65,406	$1,048	$(53)	$66,401
_______________
(1)Includes both U.S. and foreign corporate debt securities.
The cost basis of held-to-maturity debt securities includes an adjustment for the amortization of premium or discount since the date of purchase. Held-to-maturity debt securities valued at approximately $4.9 million and $5.1 million were on deposit with various governmental authorities at March 31, 2021 and December 31, 2020, respectively, as required by law.
The change in net unrealized gains and losses on held-to-maturity debt securities as of March 31, 2021 and 2020 was $(0.1) million and $0.1 million, respectively.
The following table reflects the composition of net realized gains or losses for the sales of the securities for each of the periods shown below:

	Three Months ended March 31,
	2021	2020
Realized gains (losses):
Held-to-maturity debt securities:
Gains	$65	$15
Losses	(11)	—
Net	$54	$15
The following table presents certain information regarding contractual maturities of our held-to-maturity debt securities:

Maturity	March 31, 2021
	Amortized Cost	% of Total	Fair Value	% of Total
One year or less	$14,914	23%	$15,029	22%
After one year through five years	$50,384	77%	$51,115	78%
	$65,298	100%	$66,144	100%
There were no held-to-maturity debt securities with contractual maturities after five years. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Net unrealized losses on held-to-maturity debt securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

	March 31, 2021				December 31, 2020
	Corporate debt securities	U.S. Treasury securities	Certificate of deposits	Total	Corporate debt securities	U.S. Treasury securities	Certificate of deposits	Total
Less than 12 Months
Fair Value	$10,122	$—	$—	$10,122	$8,464	$5,181	$—	$13,645
Unrealized Losses	$(62)	$—	$—	$(62)	$(53)	$—	$—	$(53)
As of March 31, 2021 and December 31, 2020, there are no held-to-maturity debt securities which have unrealized losses for a period in excess of 12 months.
Available-for-sale debt securities
The cost basis, fair values and gross unrealized gains and losses of our available-for-sale debt securities are as follows:

	December 31, 2020
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities(1)	$7,139	$918	$—	$8,057
Total	$7,139	$918	$—	$8,057
_________________
(1) Includes both U.S. and foreign corporate debt securities.
The cost basis of available-for-sale debt securities includes an adjustment for the amortization of premium or discount since the date of purchase.
The change in net unrealized gains on available-for-sale debt securities for the three months ended March 31, 2021 and 2020 was $(0.9) million and $(0.1) million, respectively. The Company disposed all available-for-sale debt securities in the three months ended March 31, 2021 and therefore had no unrealized gain or loss as of March 31, 2021. Any unrealized holding gains or losses on available-for-sale debt securities as of December 31, 2020 are reported as accumulated other comprehensive gain or loss, which is a separate component of stockholders’ equity, net of tax, until realized.
The following table reflects the composition of net realized gains or losses for the sales of the securities:

	Three months ended March 31,
	2021	2020
Realized gains (losses):
Available-for-sale debt securities:
Gains	$768	$—
Losses	$(90)	$—
Net	$678	$—

Equity securities
The cost and estimated fair value of equity securities are as follows:

	March 31, 2021		December 31, 2020
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Preferred stocks	$—	$—	$2,000	$2,119
Total	$—	$—	$2,000	$2,119
The Company disposed of all equity securities in the three months ended March 31, 2021.
Mortgage loans
The mortgage loans portfolio as of March 31, 2021 is comprised entirely of standard residential mortgage loans. During the three months ended March 31, 2021, the Company did not purchase any new mortgage loans.
Mortgage loans, which include contractual terms to maturity, are not categorized by contractual maturity as borrowers may have the right to call or prepay obligations with, or without, call or prepayment penalties.
The cost and estimated fair value of mortgage loans are as follows:

	March 31, 2021		December 31, 2020
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Mortgage loans	$2,950	$2,950	$2,980	$2,980
Total	$2,950	$2,950	$2,980	$2,980
Investment income
Investment income from securities, inclusive of realized gains (losses), consists of the following:

	Three months ended March 31,
	2021	2020
Available-for-sale debt securities	$773	$113
Held-to-maturity debt securities	394	270
Equity investments	(89)	(221)
Mortgage loans	46	57
Other	60	131
Total	$1,184	$350
Accrued interest receivable
Accrued interest receivable from investments is included in receivables, net on the condensed consolidated balance sheets. The following table reflects the composition of accrued interest receivable for investments:

	March 31, 2021	December 31, 2020
Corporate debt securities	$502	$641
Certificate of deposits	—	—
U.S. Treasury securities	43	45
Accrued interest receivable on investment securities	$545	$686
Mortgage loans	17	43
Accrued interest receivable on investments	$562	$729

Fair value measurement
ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.
The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

Level 2	Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.
In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.
The following table summarizes the Company’s investments that were measured at fair value:

	Assets
	Corporate debt securities	U.S Treasury securities	Mortgage loans	Preferred stocks	Certificate of deposits	Total
March 31, 2021
Level 1	$—	$6,645	$—	$—	$—	$6,645
Level 2	59,262	—	—	—	237	59,499
Level 3	—	—	2,950	—	—	2,950
Total	$59,262	$6,645	$2,950	$—	$237	$69,094

December 31, 2020
Level 1	$—	$7,573	$—	$2,119	$—	$9,692
Level 2	66,649	—	—	—	236	66,885
Level 3	—	—	2,980	—	—	2,980
Total	$66,649	$7,573	$2,980	$2,119	$236	$79,557
There were no transfers of investments between Level 1 and Level 2 during the three months ended March 31, 2021 and the year ended December 31, 2020. There were no transfers involving Level 3 assets during the three months ended March 31, 2021 and the year ended December 31, 2020.

Cash and cash equivalents, restricted cash, receivables, prepaid expenses and other assets, accounts payable, and accrued expenses and other liabilities approximate fair value and are therefore excluded from the leveling table above. The cost basis is determined to approximate fair value due to the short term duration of the financial instruments.
4.  Revenue recognition
Disaggregation of revenue
Our revenue consists of:

			Three months ended March 31,
			2021	2020
Revenue Stream	Statement of Operations Classification	Segment	Total Revenue
Revenue from insurance contracts:
Direct Agent title insurance premiums	Net premiums written	Underwriting	$24,573	$17,232
Direct Agent title insurance premiums	Net premiums written	Elimination	(770)	—
Third-Party Agent title insurance premiums	Net premiums written	Underwriting	84,189	39,585
Total revenue from insurance contracts			$107,992	$56,817
Revenue from contracts with customers:
Escrow fees	Escrow, title-related and other fees	Distribution	$13,380	$8,630
Other title-related fees and income	Escrow, title-related and other fees	Distribution	24,266	18,937
Other title-related fees and income	Escrow, title-related and other fees	Underwriting	1,409	305
Other title-related fees and income	Escrow, title-related and other fees	Elimination(1)	(20,480)	(14,698)
Total revenue from contracts with customers			$18,575	$13,174
Other revenue:
Interest and investment income (2)	Investment, dividend and other income	Distribution	50	122
Interest and investment income (2)	Investment, dividend and other income	Underwriting	451	467
Realized gains and losses, net	Investment, dividend and other income	Distribution	(4)	217
Realized gains and losses, net	Investment, dividend and other income	Underwriting	732	12
Total other revenues			1,229	818
Total revenues			$127,796	$70,809
_________________
(1)Premiums retained by Direct Agents are recognized as income to the Distribution segment, and expense to the Underwriting segment. Upon consolidation, the impact of these internal segment transactions is eliminated. See Note 6. Segment information for additional breakdown.
(2)Interest and investment income consists primarily of interest payments received on held-to-maturity debt securities, available-for-sale debt securities and mortgage loans.

5.  Liability for loss and loss adjustment expenses
A summary of the liability for loss and loss adjustment expenses follows:

	March 31,
	2021	2020
Beginning balance	$69,800	$62,758

Provision for claims related to:
Current year	$6,490	$3,402
Prior years	(3,241)	(1,619)
Total provision for claims	$3,249	$1,783

Paid losses related to:
Current year	$(222)	$(474)
Prior years	(2,176)	(1,895)
Total paid losses	$(2,398)	$(2,369)

Ending balance	$70,651	$62,172

Provision for claims as a percentage of net written premiums	3.0%	3.1%
We continually update our liability for loss and loss adjustment expenses estimates as new information becomes known, new loss patterns emerge, or as other contributing factors are considered and incorporated into the analysis. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.
For the three months ended March 31, 2021, the prior year’s provision for claims release of $3.2 million is due to expected loss emergence being lower than prior expectations. Historically, our favorable loss experience has resulted in a decrease in the projection of ultimate loss for past policy years. Most recently, our favorable loss experience resulted in a decrease in the projection of ultimate loss for policy years 2017-2020. For the three months ended March 31, 2020, the prior year’s reserve release of $1.7 million is due to reported loss emergence which was lower than expected. This resulted in a decrease in the projection of ultimate loss primarily for policy years 2017-2019.
Current year incurred and paid losses includes current year reported claims as well as estimated future losses on such claims.
The liability for loss and loss adjustment expenses of $70.7 million and $69.8 million, as of March 31, 2021 and December 31, 2020, respectively, includes $0.7 million and $0.7 million, respectively, of reserves for the settlement of claims which the Company has deemed to be directly related to its escrow or agent related activities. The reserves for the settlement of claims related to escrow or agent related activities are not actuarially determined.
6.  Segment information
A description of each of our reportable segments is as follows.
•Distribution: Our Distribution segment reflects our Direct Agents operations of acquiring customer orders and providing title and escrow services for real estate closing transactions. We acquire customers through our partnerships with realtors, attorneys and non-centralized loan originators via an 81-branch footprint across ten states2 (“Local”) and our partnerships with national lenders and mortgage originators that maintain centralized lending operations representing our strategic and enterprise accounts (“S&EA”).
2 As of March 31, 2021

•Underwriting: Our Underwriting segment reflects the results of our title insurance underwriting business, including policies referred through our Direct Agents and Third-Party Agents channels. The referring agents typically retain approximately 85% of the policy premiums in exchange for their services. The retention varies by state and agent.
We use adjusted gross profit as the primary profitability measure for making decisions regarding ongoing operations. Adjusted gross profit is calculated by subtracting direct costs, such as premiums retained by agents, direct labor, other direct costs, and provision for claims, from total revenue. Our chief operating decision maker evaluates the results of the aforementioned segments on a pre-tax basis. Segment adjusted gross profit excludes certain items which are included in net loss, such as depreciation and amortization, corporate and other expenses, interest expense, and income tax expense, as these items are not considered by the chief operating decision maker in evaluating the segments' overall operating performance. Our chief operating decision maker does not review nor consider assets allocated to our segments for the purpose of assessing performance or allocating resources. Accordingly, segments' assets are not presented.
The following table summarizes the operating results of the Company’s reportable segments:

	Three months ended March 31, 2021
	Distribution	Underwriting	Eliminations	Consolidated total
Net premiums written	$—	$108,762	$(770)	$107,992
Escrow, other title-related fees and other (1)	37,646	1,409	(20,480)	18,575
Investment, dividend and other income	46	1,183	—	1,229
Total revenue	$37,692	$111,354	$(21,250)	$127,796

Premiums retained by agents (2)	$—	$91,588	$(21,250)	$70,338
Direct labor (3)	16,107	1,872	—	17,979
Other direct costs (4)	5,317	1,792	—	7,109
Provision for claims	559	2,690	—	3,249
Adjusted gross profit	$15,709	$13,412	$—	$29,121

	Three months ended March 31, 2020
	Distribution	Underwriting	Eliminations	Consolidated total
Net premiums written	$—	$56,817	$—	$56,817
Escrow, other title-related fees and other (1)	27,567	305	(14,698)	13,174
Investment, dividend and other income	339	479	—	818
Total revenue	$27,906	$57,601	$(14,698)	$70,809

Premiums retained by agents (2)	$—	$47,800	$(14,698)	$33,102
Direct labor (3)	14,452	1,862	—	16,314
Other direct costs (4)	4,224	913	—	5,137
Provision for claims	235	1,548	—	1,783
Adjusted gross profit	$8,995	$5,478	$—	$14,473
_________________
(1)Includes fee income from closings, escrow, title exams, ceding commission income, as well as premiums retained by Direct Agents.
(2)This expense represents a deduction from the net premiums written for the amounts that are retained by Direct Agents and Third-Party Agents as compensation for their efforts to generate premium income for our Underwriting segment. The impact of premiums retained by our Direct Agents and the expense for reinsurance or co-insurance procured on Direct Agent sourced premiums are eliminated in consolidation.
(3)Includes all compensation costs, including salaries, bonuses, incentive payments, and benefits, for personnel involved in the direct fulfillment of title and/or escrow services.

(4)Includes title examination expense, office supplies, and premium and other taxes.
The following table provides a reconciliation of the Company’s total reportable segments’ adjusted gross profit to its total loss before income taxes:

	Three months ended March 31,
	2021	2020
Adjusted gross profit	$29,121	$14,473
Depreciation and amortization	2,707	1,116
Corporate and other expenses (1)	34,687	27,656
Interest expense	3,360	2,112
Loss before income taxes	$(11,633)	$(16,411)
_________________
(1)Includes corporate and other costs not allocated to segments including corporate support function costs, such as legal, finance, human resources, technology support and certain other indirect operating expenses, such as sales and management payroll, and incentive related expenses.
As of March 31, 2021 and December 31, 2020 the Distribution segment had allocated goodwill of $88.1 million and the Underwriting segment had allocated goodwill of $23.4 million.
7.  Debt
Senior first lien note
On December 31, 2020, the Company executed an agreement with Hudson Structured Capital Management Ltd. (“HSCM”) to secure a $150 million Senior First Lien Note (“Senior Debt”). On January 14, 2021 the Company executed a notice of borrowing, committing the Company to borrow $150 million under the terms and conditions of the Senior Debt. The Senior Debt was funded, by the lenders, which are affiliates of HSCM on January 29, 2021 (“Funding Date”). The Senior Debt matures 5 years from the Funding Date. Under the agreement, the Senior Debt will bear interest of 11.25% per annum, 5.0% of which will be paid on a current cash basis and the remainder to accrue and be added to the outstanding principal balance. Interest shall be compounded quarterly. If at any time the Company is in an event of default under the Senior Debt, outstanding amounts shall bear interest at the default interest rate of 15.00%. Upon funding, the Company issued penny warrants to affiliates of HSCM equal to 1.35% of the Company’ fully diluted shares. The warrants have a 10-year duration, subject to customary anti-dilution provisions, and include a cashless exercise option. The Senior Debt is secured by a first-priority pledge and security interest in all of the assets (tangible and intangible) of the Company and any of its existing and future domestic subsidiaries. The Company is subject to customary affirmative, negative and financial covenants, including, among other things, minimum liquidity at all times of $20 million, minimum consolidated revenue of $130 million, limits on the incurrence of indebtedness, restrictions on asset sales outside the ordinary course of business and material acquisitions, limitations on dividends and other restricted payments. The Senior Debt also includes customary events of default for facilities of this type and provides that, if an event of default occurs and is continuing, the Senior Debt will amortize requiring regular payments on a straight-line basis over the proceeding 24-month calendar period, but not to extend beyond the maturity date.
Loan from a related party
As part of the North American Title Acquisition, Lennar issued the Company a note for $87.0 million at the Close Date (the “Loan”). As of December 31, 2020, the Loan had an outstanding balance of $65.5 million. The Loan was paid in full in January 2021. Upon repayment of the Loan, Lennar forfeited its seat on the board of directors that was associated with the Loan.
8.  Stock compensation expense
The Company issues stock options (incentive stock options (“ISOs”) and non-statutory stock options (“NSOs”)) and restricted stock awards (“RSAs”) to employees and key advisors under the Company’s 2019 Equity Incentive Plan, which has been approved by the board of directors. Granted stock options do not expire for 10 years and have vesting periods ranging from 7 to 60 months. The holder of the stock option may purchase one share of common stock.
Stock-based compensation expense for the three months ended March 31, 2021 and 2020 was $2.3 million and $0.3 million, respectively.
Stock options (ISO and NSO)
During the three months ended March 31, 2021, the Company had the following stock option activity:

	Number of Stock Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value ($)

Outstanding as of December 31, 2020	4,447,546	$3.17	8.5	$51,186
Granted	769,500	4.25	9.75
Exercised	(422,804)	2.53	7.72
Cancelled or forfeited	(72,166)	3.54	8.56
Outstanding as of March 31, 2021	4,722,076	$3.40	8.49	$228,744

Options exercisable as of March 31, 2021	1,280,466	$2.61	7.93	$63,034
Restricted stock awards (RSAs)
Following is activity for nonvested RSAs:

	Number of RSAs	Average Grant Date Fair Value ($)
Nonvested at December 31, 2020	258,862	$3.12
Granted	—	—
Exercised	(35,672)	2.20
Cancelled or Forfeited	—	—
Nonvested at March 31, 2021	223,190	$3.27
9.  Earnings per share
The calculation of the basic and diluted EPS is as follows:

	Three months ended March 31,
	2021	2020
Numerator
Net loss attributable to Doma Holdings, Inc.	$(11,758)	$(16,586)

Denominator
Weighted-average common shares – basic and diluted	11,245,854	10,515,176

Net loss per share attributable to Doma Holdings, Inc. shareholders
Basic and diluted	$(1.05)	$(1.58)

10.  Related party transactions
Equity held by Lennar
In connection with the North American Title Acquisition, subsidiaries of Lennar were granted equity in the Company. As of March 31, 2021, Lennar, through its subsidiaries, held a 26.1% equity stake in the Company on a fully diluted basis.
Loan from Lennar
In connection with the North American Title Acquisition, the Company received the Loan from Lennar. The Loan was repaid in full in January 2021 (see Note 7 for additional information).
Shared services agreements between the Company and Lennar
In connection with the North American Title Acquisition, the Company and Lennar entered into a transition services agreement (“TSA”) that provided for certain shared services provided by Lennar to the Company as it incorporated the Acquired Business into its operations, and also for the sharing of expenses in office locations that would contain both Company and Lennar personnel until such time one entity or the other, depending on the location, established separate office space for its personnel and operations.
During the three months ended March 31, 2020, the Company paid Lennar $0.3 million in settlement of the TSA services arrangement. Additionally, during the three months ended March 31, 2021 and 2020, the Company paid Lennar less than $0.1 million for rent associated with shared spaces.
Transactions with Lennar
In the routine course of its business, North American Title Insurance Company ("NATIC") underwrites title insurance policies for a subsidiary of Lennar. During the three months ended March 31, 2021 and 2020, the Company recorded revenues of $24.7 million and $17.0 million, respectively, from these transactions, which are included within our Underwriting segment. During the three months ended March 31, 2021 and 2020, the Company recorded premiums retained by third-party agents of $19.9 million and $13.9 million, respectively from these transactions. As of March 31, 2021 and December 31, 2020, the Company had net receivables related to these transactions of $4.9 million and $4.4 million, respectively. These amounts are included in receivables, net on the Company's condensed consolidated balance sheets.
11.  Commitments and contingencies
Legal matters
The Company is subject to claims and litigation matters in the ordinary course of business. Management does not believe the resolution of any such matters will have a materially adverse effect on the Company’s financial position or results of operations.
Commitments and other contingencies
The Company leases office space and equipment under non-cancellable lease agreements that expire at various points through 2025. For the three months ended March 31, 2021 and 2020, rental expense under these leases was $2.5 million and $2.7 million, respectively.

As of March 31, 2021, total future commitments on non-cancelable operating leases with a minimum remaining term in excess of one year are as follows:

2021	$5,918
2022	6,282
2023	4,999
2024	3,639
2025	2,278
2026	406
Total	$23,522
The Company also administers escrow deposits as a service to customers, a substantial portion of which are held at third-party financial institutions. These escrow deposits amounted to $419.8 million and $290.9 million at March 31, 2021 and December 31, 2020, respectively. Such deposits are not reflected on the condensed consolidated balance sheets, but the Company could be contingently liable for them under certain circumstances (for example, if the Company disposes of escrowed assets). Such contingent liabilities have not materially impacted the results of operations or financial condition to date and are not expected to do so in the near term.
12.  Accrued expenses and other liabilities
Accrued expenses and other liabilities include the following:

	March 31, 2021	December 31, 2020
Employee compensation and benefits	$19,536	$23,899
Other	8,689	9,145
Total accrued expenses and other liabilities	$28,225	$33,044
13.  Employee benefit plan
The Company sponsors a defined contribution 401(k) plan for its employees. The 401(k) plan is a voluntary contributory plan under which employees may elect to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986 (the code). All employees age 18+ are eligible to enroll in the plan on their first day of employment. The Company provides an employer match up to 50% of the first 6% of elective contributions. There are no matching contributions in excess of 3% of compensation. Company matching contributions begin upon employee enrollment in the Retirement Savings Plan.
For the year ended December 31, 2020, the Company made contributions for the benefit of employees of $0.9 million from January 1, 2020 through May 15, 2020. The Company suspended the employer match effective May 16, 2020 and made no contributions for the benefit of employees to the Retirement Savings Plan for the rest of the year through December 31, 2020. The temporary suspension was due to the COVID-19 pandemic and its potential impact on the business, which was not estimable at the time. On January 1, 2021, the Company reinstated matching contributions to the Retirement Savings Plan, according to the aforementioned terms, rates, and limitations. For the three months ended March 31, 2021 and 2020, the Company made contributions for the benefit of employees of $0.7 million and $0.6 million to the 401(k) plan.
14.  Research and development
For the three months ended March 31, 2021 and 2020, research and development expenses were $2.4 million and $1.6 million, respectively. These amounts exclude $4.1 million and $2.3 million in the three months ended March 31, 2021 and 2020, respectively, of capitalized internally developed software costs. Inclusive of the amounts capitalized for internally developed software costs, our research and development spend was $6.5 million and $3.9 million for the three months ended March 31, 2021 and 2020, respectively. Our research and development costs reflect certain payroll-related costs of employees directly associated with such activities, which are included in personnel costs on the condensed consolidated statements of operations. Capitalized internally developed software and acquired software costs are included in fixed assets, net on the condensed consolidated balance sheets.
15.  Recent developments – Transaction with Capitol Investment Corp. V
On March 2, 2021, the Company entered into a merger agreement with Capitol Investment Corp. V (“Capitol”), a blank check company incorporated in the State of Delaware and formed for the purpose of effecting a merger. Pursuant to the agreement, a newly formed subsidiary of Capitol will be merged with and into Doma (“the Business Combination”). Upon the consummation of the Business Combination, Doma will survive and become a wholly-owned subsidiary of Capitol, which will be renamed Doma Holdings, Inc.
16.  Subsequent events
On April 1, 2021 Lennar exercised their Series A-1 preferred stock warrant. As a result, the Company issued Lennar 4,815,798 shares of Series A-1 preferred stock.
The Company has evaluated subsequent events through May 24, 2021, the date the condensed consolidated financial statements were available to be issued, noting no subsequent events or transactions aside from the aforementioned that require disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Doma Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Doma Holdings, Inc. and subsidiaries (formerly States Title Holding, Inc.) (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the supplemental schedule in Schedule V (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Miami, Florida

March 18, 2021

We have served as the Company's auditor since 2020.

Doma Holdings, Inc.
Consolidated Balance Sheets

	December 31
(In thousands, except share information)	2020	2019
Assets
Cash and cash equivalents	$111,893	$133,346
Restricted cash	129	8,322
Investments:
Fixed maturities
Held-to-maturity debt securities, at amortized cost	65,406	18,892
Available-for-sale debt securities, at fair value (amortized cost $7,139 in 2020 and $7,139 in 2019)	8,057	7,847
Equity securities, at fair value (cost $2,000 in 2020 and $1,000 in 2019)	2,119	1,039
Mortgage loans	2,980	3,370
Total Investments	$78,562	$31,148
Receivables, net	15,244	13,093
Prepaid expenses, deposits and other assets	7,365	2,980
Fixed assets, net	21,661	7,587
Title plants	14,008	16,993
Goodwill	111,487	111,487
Trade names	2,684	5,032
Total Assets	$363,033	$329,988

Liabilities and Stockholders' Equity
Accounts payable	$6,626	$5,699
Accrued expenses and other liabilities	33,044	24,686
Loan from a related party	65,532	87,500
Liability for loss and loss adjustment expenses	69,800	62,758
Total Liabilities	$175,002	$180,643

Commitments and contingencies (see Note 15)

Stockholders' Equity:
Series A preferred stock, 0.0001 par value; 7,295,759 shares authorized; 7,295,759 shares issued and outstanding	$1	$1
Series A-1 preferred stock, 0.0001 par value; 12,975,006 shares authorized; 8,159,208 shares issued and outstanding	1	1
Series A-2 preferred stock, 0.0001 par value; 2,335,837 shares authorized; 2,335,837 shares issued and outstanding	—	—
Series B preferred stock, 0.0001 par value; 2,642,036 shares authorized; 2,642,036 shares issued and outstanding	—	—
Series C preferred stock, 0.0001 par value; 10,755,377 shares authorized; 10,119,484 shares issued and outstanding	1	—
Common stock, 0.0001 par value; 54,000,000 shares authorized; 10,480,902 shares issued and outstanding	1	1
Additional paid-in capital	266,464	192,852
Accumulated deficit	(79,123)	(44,020)
Accumulated other comprehensive income	686	510
Total Stockholders’ Equity	$188,031	$149,345
Total Liabilities and Stockholders' Equity	$363,033	$329,988
The accompanying notes are an integral part of these consolidated financial statements.

Doma Holdings, Inc.
Consolidated Statements of Operations

	Year ended December 31
(In thousands, except share and per share information)	2020	2019	2018
Revenues:
Net premiums written (1)	$345,608	$292,707	$—
Escrow, other title-related fees and other	61,275	62,017	46
Investment, dividend and other income	2,931	3,361	139
Total revenues	$409,814	$358,085	$185

Expenses:
Premiums retained by third-party agents (2)	$220,143	$178,265	$—
Title examination expense	16,204	14,383	—
Provision for claims	15,337	12,285	—
Personnel costs	143,526	130,876	4,356
Other operating expenses	43,285	39,744	6,208
Total operating expenses	$438,495	$375,553	$10,564

Loss from operations	$(28,681)	$(17,468)	$(10,379)

Interest expense	(5,579)	(9,282)	(332)
Change in fair market value of convertible notes	—	—	(1,643)
Loss before income taxes	$(34,260)	$(26,750)	$(12,354)

Income tax expense	(843)	(387)	—
Net loss	$(35,103)	$(27,137)	$(12,354)
Net loss attributable to noncontrolling interest	—	—	(307)
Net loss attributable to Doma Holdings, Inc.	$(35,103)	$(27,137)	$(12,047)

Earnings Per Share
Net loss per share attributable to Doma Holdings, Inc. shareholders - basic and diluted	$(3.38)	$(2.70)	$(1.19)
Weighted average shares outstanding Doma Holdings, Inc. common stock - basic and diluted	10,390,006	10,060,857	10,098,071
The accompanying notes are an integral part of these consolidated financial statements.

__________________
(1)Net premiums written includes revenues from a related party of $88.6 million and $73.1 million during the years ended December 31, 2020 and 2019, respectively (see Note 14).
(2)Premiums retained by third-party agents includes expenses associated with a related party of $71.2 million and $59.9 million during the years ended December 31, 2020 and 2019, respectively (see Note 14).

Doma Holdings, Inc.
Consolidated Statements of Comprehensive loss

	Year ended December 31
(In Thousands)	2020	2019	2018
Net loss	$(35,103)	$(27,137)	$(12,354)
Other comprehensive income, net of tax
Unrealized gains on available-for-sale debt securities, net of tax	176	510	—
Comprehensive loss	$(34,927)	$(26,627)	$(12,354)
The accompanying notes are an integral part of these consolidated financial statements.

Doma Holdings, Inc.
Consolidated Statements of Changes in Stockholders’ Equity

	Preferred Stock Series A		Preferred Stock Series A-1		Preferred Stock Series A-2		Preferred Stock Series B		Preferred Stock Series C		Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Non-Controlling Interest	Accumulated Other Comprehensive Income	Stockholders' Equity
(In thousands, except share information)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2017	7,295,759	$1	—	$—	—	$—	—	$—	—	$—	10,005,347	$1	$10,254	$(4,654)	$81	$—	$5,683
Early exercise of stock options	—	—	—	—	—	—	—	—	—	—	92,724	—	—	—	—	—	—
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	—	—	—	128	—	—	—	128
Capital contribution to FTS Agency (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	44	—	44
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,047)	(307)	—	(12,354)
Balance, December 31, 2018 (2)	7,295,759	$1	—	$—	—	$—	—	$—	—	$—	10,098,071	$1	$10,382	$(16,701)	$(182)	$—	$(6,499)
Issuance of Series A-1 preferred stock as part of the North American Title Acquisition	—	—	7,004,797	1	—	—	—	—	—	—	—	—	50,141	(182)	182	—	50,142
Issuance of Series A-1 preferred stock to First Title (3)	—	—	104,774	—	—	—	—	—	—	—	—	—	750	—	—	—	750
Conversion of convertible notes	—	—	1,049,637	—	2,335,837	—	—	—	—	—	—	—	22,533	—	—	—	22,533
Issuance of Series A preferred stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	34,473	—	—	—	34,473
Issuance of Series B preferred stock, net of financing costs	—	—	—	—	—	—	2,642,036	—	—	—	—	—	24,950	—	—	—	24,950
Issuance of Series C preferred stock, net of financing costs	—	—	—	—	—	—	—	—	4,270,182	—	—	—	51,513	—	—	—	51,513
Purchase of First Title’s ownership in FTS Agency	—	—	—	—	—	—	—	—	—	—	—	—	(2,975)	—	—	—	(2,975)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	201,196	—	29	—	—	—	29
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	—	—	—	899	—	—	—	899
Grants of RSAs	—	—	—	—	—	—	—	—	—	—	346,737	—	—	—	—	—	—
Vesting of early exercised stock options issued under notes	—	—	—	—	—	—	—	—	—	—	—	—	157	—	—	—	157
Cancellations of nonvested early exercised stock options issued under notes	—	—	—	—	—	—	—	—	—	—	(271,960)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(27,137)	—	—	(27,137)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	510	510
Balance, December 31, 2019	7,295,759	$1	8,159,208	$1	2,335,837	$—	2,642,036	$—	4,270,182	$—	10,374,044	$1	$192,852	$(44,020)	$—	$510	$149,345
Issuance of Series C preferred stock, net of financing costs	—	—	—	—	—	—	—	—	5,849,302	1	—	—	70,701	—	—	—	70,702
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	106,858	—	416	—	—	—	416
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	—	—	—	2,495	—	—	—	2,495
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(35,103)	—	—	(35,103)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	176	176
Balance, December 31, 2020	7,295,759	$1	8,159,208	$1	2,335,837	$—	2,642,036	$—	10,119,484	$1	10,480,902	$1	$266,464	$(79,123)	$—	$686	$188,031
__________________
(1)On September 28, 2017, States Title FTS Agency ("FTS Agency") was formed as a limited liability company, 51% owned by Legacy States Title and 49% owned by First Title & Escrow, Inc. ("First Title").
(2)All shares as of December 31, 2018 were shares of Legacy States Title. On January 7, 2019, in conjunction with the North American Title Acquisition, all shares of Legacy States Title were converted on a 1:1 basis into shares of the Company. Please see Note 1 and Note 3 in the accompanying notes to these consolidated financial statements for additional information.
(3)On January 7, 2019, First Title purchased 104,774 Series A-1 preferred stock.

Doma Holdings, Inc.
Consolidated Statements of Cash Flows

	Year ended December 31
(In thousands)	2020	2019	2018
Cash flow from operating activities:
Net loss	$(35,103)	$(27,137)	$(12,354)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest expense - paid in kind	6,462	9,369	—
Depreciation and amortization	5,815	1,880	10
Stock-based compensation expenses	2,495	899	128
Amortization of premiums and accretion of discounts on fixed maturity securities, net	566	90	—
Provision for doubtful accounts	424	210	—
Deferred income taxes	739	277	—
Accrued interest on convertible notes	—	—	373
Accrued interest on notes receivables from employees	—	—	(3)
Change in fair value of convertible notes	—	—	1,643
Net unrealized gain on equity securities	(54)	(217)	—
Realized (gain) loss on sale of investments	(146)	6	—
(Gain) loss on disposal of fixed assets and title plants	(345)	56	—
Change in operating assets and liabilities:
Accounts receivable	(2,243)	1,565	—
Prepaid expenses, deposits and other assets	(2,261)	(591)	(106)
Accounts payable	2,209	(5,055)	1,059
Accrued expenses and other liabilities	5,126	12,036	583
Liability for loss and loss adjustments expenses	7,042	3,492	—
Net cash used in operating expenses	$(9,274)	$(3,120)	$(8,667)
Cash flow from investing activities:
Purchase of Acquired Business of NATG, net of cash acquired	$—	$37,270	$—
Acquisition of FTS Agency	—	(1,725)	—
Proceeds from sales and maturity of held-to-maturity debt securities	18,408	42,191	—
Proceeds from sales and maturity of available-for-sale debt securities	—	1,013	397
Proceeds from sales and maturity of investments in mortgage loans	390	3,473	—
Purchase of held-to-maturity debt securities	(65,403)	(9,489)	—
Purchases of equity securities	(1,000)	—	—
Purchase of available-for-sale debt securities	—	(4,142)	(2,302)
Purchases of fixed assets	(17,013)	(6,990)	(29)
Proceeds from sale of title plants	1,585	—	—
Net cash (used in) provided by investing activities	$(63,033)	$61,601	$(1,934)

	Year ended December 31
(In thousands)	2020	2019	2018
Cash flow from financing activities:
Proceeds from issuance of convertible notes	$—	$—	$7,500
Capital contributions of non-controlling interest to FTS agency	—	—	44
Proceeds from issuance of Series B preferred stock, net of financing costs	—	24,950	—
Proceeds from issuance of Series C preferred stock, net of financing costs	70,701	51,513	—
Borrowing on loan from a related party	—	4,000	—
Repayments on loan from a related party	(28,431)	(13,368)	—
Exercise of stock options	391	186	14
Net cash provided by financing activities	$42,661	$67,281	$7,558
Net change in cash and cash equivalents and restricted cash	(29,646)	125,762	(3,043)
Cash, cash equivalents and restricted cash at the beginning period	141,668	15,906	18,949
Cash and cash equivalents and restricted cash at the end of period	$112,022	$141,668	$15,906
Supplemental cash flow disclosures:
Cash paid for interest	$7	$10	$—
Cash paid for income taxes	240	—	—
Supplemental disclosure of non-cash investing activities:
Unrealized gains on available-for-sale debt securities	$176	$510	$—
Supplemental disclosure of non-cash financing activities:
Conversion of convertible notes to Series A-1 preferred stock and Series A-2 preferred stock	$—	$22,533	$—
Promissory note issued in conjunction with acquisition of joint venture	$—	$500	$—
The accompanying notes are an integral part of these consolidated financial statements.

Doma Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, unless otherwise noted)
1. Organization and business operations
Doma Holdings, Inc. (the “Company,” “Doma,” “we,” “us” or “our”) was referred to as States Title, Inc. prior to the North American Title Acquisition and as States Title Holding, Inc. (which changed its name to Doma Holdings, Inc. on March 1, 2021) after the North American Title Acquisition.
Headquartered in San Francisco, CA, Doma is a real estate technology company that is architecting the future of real estate transactions. Using machine intelligence and our proprietary technology solutions, we are creating a vastly more simple, efficient, and affordable real estate closing experience for current and prospective homeowners, lenders, title agents and real estate professionals. We are licensed to underwrite title insurance in 39 states and the District of Columbia.
The Company was initially formed as a wholly-owned subsidiary of States Title Inc. (“Legacy States Title”) to combine the operations of Legacy States Title and the retail agency and title insurance underwriting business (the “Acquired Business”) of North American Title Group, LLC (“NATG”), a subsidiary of Lennar Corporation (“Lennar”). We completed the acquisition of the Acquired Business on January 7, 2019 (the "Close Date"), which we refer hereinafter as the “North American Title Acquisition.” Doma survived the North American Title Acquisition as the parent company and now wholly owns the businesses operated by Legacy States Title and the Acquired Business. See Note 3 for additional information regarding the North American Title Acquisition.
We conduct our operations through two reportable segments, (1) Distribution and (2) Underwriting. See further discussion in Note 7 for additional information regarding segment information.
2. Summary of significant accounting policies
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). References to the Accounting Standard Codification (“ASC”) and Accounting Standard Updates (“ASU”) included hereinafter refer to the Accounting Standards Codification and Updates issued by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP. The accompanying consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates made by management.
Cash and cash equivalents and restricted cash
Cash and cash equivalents include cash on hand and on deposit at banking institutions as well as all highly liquid short-term investments with original maturities of 90 days or less. The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value.
As of December 31, 2020 and 2019, the Company had restricted cash of $0.1 million and $8.3 million, respectively, including deposits in several states pledged in accordance with the applicable state insurance regulations, and certain collateral requirements in connection with leases for office space.

Investments
Fixed maturity securities
The Company evaluates its investments in debt securities with unrealized losses on a quarterly basis for potential other-than-temporary impairments in value. If the Company intends to sell a security in an unrealized loss position or determines that it is more likely than not that the Company will be required to sell a security before it recovers its amortized cost basis, the security is other-than-temporarily impaired and it is written down to fair value with all losses recognized in net income. As of December 31, 2020, the Company did not intend to sell any debt securities in an unrealized loss position, and it is not more likely than not that the Company will be required to sell any debt securities before recovery of their amortized cost basis.
If the Company does not expect to recover the amortized cost basis of a debt security with declines in fair value (even if the Company does not intend to sell the debt security and it is not more likely than not that the Company will be required to sell the debt security), the loss is considered an other-than-temporary impairment loss and the credit portion of the loss (“credit loss”) is recognized in net income and the non-credit portion is recognized in other comprehensive income, net of tax. The credit loss is the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security. The cash flows expected to be collected are discounted at the rate implicit in the security immediately prior to the recognition of the other-than-temporary impairment.
Expected future cash flows for debt securities are based on qualitative and quantitative factors specific to each security, including the probability of default and the estimated timing and amount of recovery. The detailed inputs used to project expected future cash flows may be different depending on the nature of the individual debt security.
As a result of its security-level review, the Company did not recognize any other-than-temporary impairment losses considered to be credit related for the years ended December 31, 2020, 2019 and 2018.
Investment securities classified as held-to-maturity are carried at amortized cost because they are purchased with the intent and ability to be held to maturity. The Company also holds restricted investments which are treated as held-to-maturity debt securities. Restricted investments consist of United States Treasuries with maturities of 24 months or less. These restricted investments are kept on deposit in several states and are pledged to the appropriate insurance regulators, in accordance with regulations in each state, for the duration of the time the Company does business in those states.
Debt securities are classified as available-for-sale unless they are classified as held-to-maturity. Available-for-sale debt securities are recorded at fair value. Any unrealized holding gains or losses on available-for-sale debt securities are reported as accumulated other comprehensive gain or loss, which is a separate component of stockholders’ equity, net of tax, until realized.
Mortgage loans
Investments in mortgage loans are long-term investments and carried at amortized cost. They are purchased with the intent and ability to be held to maturity.
Equity securities
Equity securities are recorded at fair value based upon a quoted market price reported on recognized securities exchanges on the last business day of the year. Any change in unrealized holding gains or losses on equity securities are reported as a component of net income.
Fair value measurements
ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.
The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

Level 2	Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.
In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.
Cash and cash equivalents, restricted cash, receivables, prepaid expenses and other assets, accounts payable, and accrued expenses and other liabilities approximate fair value and are therefore excluded from the leveling table seen in Note 4. The cost basis is determined to approximate fair value due to the short-term duration of the financial instruments. The Company’s loan from a related party (see Note 10 for additional information), had a variable interest rate consisting of U.S. one-month LIBOR plus a spread based on our credit profile. The Company’s credit profile has not changed since the issuance of its loan from a related party. As a result, as of December 31, 2020 the Company considered the carrying value of the loan from a related party to approximate fair value.
Receivables, net
Receivables are generally due within thirty to ninety days and are recorded net of an allowance for doubtful accounts. Our receivables represent premiums, escrow and related fees due to us as a result of the closing of real estate transactions. The Company determines the allowance for doubtful accounts by considering a number of factors, including the length of time receivables are past due, previous loss history and a specific customer’s ability to pay its obligations to the Company. Amounts deemed uncollectible are expensed in the period in which such determination is made. As of December 31, 2020 and 2019, the allowance for doubtful accounts was $0.5 million and $0.2 million, respectively.
Fixed assets, net
Fixed assets, net, consists of internally developed software, furniture, computers, software and equipment, and is recorded at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each asset. Repair and maintenance costs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

The following table summarizes the range of useful lives assigned to fixed assets, by asset class:

Useful lives:
Leasehold improvements	Shorter of the lease term or useful life of the asset
Furniture and equipment	Five years
Computer equipment	Three years
Software	Three to eight years
Internally developed software	Five years
Internally developed or acquired software
Technology and software are acquired or developed for internal use and for use with the Company’s products. Internally developed software and acquired software are amortized over an estimated useful life ranging from three to eight years using the straight-line method. Technology development costs, which include certain payroll-related costs of employees directly associated with developing technology and software in addition to incremental payments to third parties, are capitalized from the time technological feasibility is established until the software is ready for use. Capitalized internally developed software and acquired software development costs for the years ended December 31, 2020 and 2019 are included in fixed assets, net on the consolidated balance sheets.
Title plants
The Company acquired its title plants in the North American Title Acquisition and evaluated them at the Close Date. Title plants are carried at cost, with costs incurred to maintain, update and operate title plants expensed as incurred. At the Close Date, cost approximated fair value. Because properly maintained title plants have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. The Company analyzes the title plants for impairment when events or circumstances indicate that the carrying amount may not be recoverable. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic factors. There were no impairments of title plants for the years ended December 31, 2020 and 2019. In February 2020, we sold a title plant for a total sale price of $3.2 million, including a realized gain of $0.2 million.
Goodwill
Goodwill represents the excess of the acquisition price over the fair value of assets acquired and liabilities assumed in a business combination. Goodwill is assigned to one or more reporting units on the date of acquisition. We review our goodwill for impairment annually on October 1 of each fiscal year and between annual tests if events or circumstances arise that would more likely than not reduce the fair value of any one of our reporting units below its respective carrying amount. In performing our annual goodwill impairment test, we first perform a qualitative assessment, which requires that we consider macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in the composition or carrying amount of a reporting unit or other factors that have the potential to impact fair value. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair values of our reporting units are greater than the carrying amounts, then the quantitative goodwill impairment test is not performed.
We completed our annual goodwill impairment test on October 1, 2020. We determined, after performing a qualitative review of each reporting unit, that more likely than not the fair value of each of our reporting units exceeds the respective carrying amounts. Accordingly, there was no indication of impairment and the quantitative goodwill impairment test was not performed. We did not identify any events or changes in circumstances since the performance of our annual goodwill impairment test that would require us to perform another goodwill impairment test during the fiscal year.

Trade Names
The intangible asset values of the Company’s trade names were determined in the North American Title Acquisition, and were assigned a useful life of seven years. The Company’s finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and intangibles are also evaluated periodically to determine their remaining useful life. In 2020, the Company determined that there would be a change in the Company's use of the acquired trade names in the second quarter of 2021. The Company determined that the change in use was not related to the value of the trade names, but to changes in business strategy, and did not result in an impairment. However, the Company changed its estimates of the useful lives of the acquired trade names to better reflect the estimated periods during which these trade names will remain in service. The estimated useful life of the trade names was revised such that the trade names will be fully amortized by June 30, 2021. The result of this change in estimate is an increase to 2020 amortization expense of $1.5 million. The amortization expense recorded for the Company's trade names was $2.3 million and $0.8 million in 2020 and 2019, respectively. The remaining amortization expense expected to be recognized in 2021 relating to the Company’s trade names is $2.7 million.
Trade names consists of the following:

	December 31
	2020	2019
Trade names	$5,871	$5,871
Accumulated amortization	(3,187)	(839)
Total trade names, net	$2,684	$5,032
Revenue recognition
Net premiums written
Insurance premiums on title insurance policies issued directly by the Company through instant and traditional underwriting through our captive title agents and agencies (“Direct Agents”) are recognized on the closing of the underlying transaction, in accordance with ASC Topic 944, Financial Services - Insurance (ASC 944), as most of the services associated with the insurance contract have been rendered at that point in time. Insurance premiums on title insurance policies issued by independent agents (“Third-Party Agents” or “Independent Agents”) are recognized gross of premiums retained by third-party agents when notice of issuance is received from the Third-Party Agent, which is generally when cash payment is received.
In addition, we estimate and accrue for revenues on policies sold but not reported by Third-Party Agents as of the relevant balance sheet closing date. This accrual is based on historical transactional volume data for title insurance policies that have closed and were not reported before the relevant balance sheet closing, as well as trends in our operations and in the title and housing industries. There could be variability in the amount of this accrual from period to period and amounts subsequently reported to us by Third-Party Agents may differ from the estimated accrual recorded in the preceding period. If the amount of revenue subsequently reported to us by Third Party Agents is higher or lower than our estimate, we record the difference in revenue in the period in which it is reported. For the years ended December 31, 2020 and 2019, the time lag between the closing of transactions by Third-Party Agents and the reporting of policies, or premiums from policies issued by Third-Party Agents to us has been approximately 3 months.
Escrow, other title-related fees and other
ASU 2014-09, Revenue from Contracts with Customers (ASC 606) requires that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Escrow fees and other title-related fees are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, providing notary and other real estate or title-related activities. The transfer of services for the escrow and other title-related fees are satisfied at the closing of the real estate transaction. Therefore, revenues related to escrow and other title-related fees are recognized at the closing date of the real estate transaction. We also earn a fee for placing and binding title insurance policies with third-party underwriters. In some situations, we act as an agent to place and bind title insurance policies in transactions that involve third-party underwriters in exchange for a fee. This fee is recognized as revenue on the effective date of the policy, which is the closing date of the real estate transaction. It is included in the “Escrow and other title related fees and other” account on the consolidated statements of operations.
Reinsurance
The Company utilizes excess of loss and quota share reinsurance programs to limit its maximum loss exposure by reinsuring certain risks with other insurers. Reinsurance agreements transfer portions of the underlying risk of the business the Company writes. The Company remains primarily liable to the insured whether or not the reinsurer is able to meet its contractual obligations. However, the reinsurance contract does permit the Company to recover certain incurred losses from its reinsurers, and reinsurance recoveries reduce the maximum loss that the Company may incur as a result of a covered loss event.
The Company has two reinsurance treaties: Excess of Loss Treaty and Quota Share Treaty. Under the Excess of Loss Treaty, we cede liability over $15 million on all files. Excess of loss reinsurance coverage protects the Company from a large loss from a single loss occurrence. The Excess of Loss Treaty provides for ceding liability above the retention of $15 million for all policies up to a liability cap of $500 million.
Under the Quota Share Treaty, during 2020, the Company ceded 100% of its instant underwriting policies from refinancing transactions. We receive ceding commission and are entitled to profit commission as a result of this reinsurance arrangement. Reinsurance premiums, losses and loss adjustment expenses (“LAE”) ceded to other companies are accounted for on a basis consistent with those used in accounting for the original title insurance policies issued and the terms of the reinsurance contracts.
Payments and recoveries on reinsured losses for the Company’s title insurance business were immaterial during the years ended December 31, 2020, 2019 and 2018.
Ceding commission from reinsurance transactions are presented as a revenue within the Escrow, other title-related fees, and other account on the consolidated statements of operations.
Total premiums ceded in connection with reinsurance are netted against the written premiums on the consolidated statements of operations. Gross premiums written and ceded premiums are as follows:

	Year ended December 31
	2020	2019	2018
Gross premiums written	$349,636	$294,159	$—
Ceded premiums	(4,028)	(1,452)	—
Net premiums written	$345,608	$292,707	$—
Percentage of amount assumed to net	98.8%	99.5%	—
Liability for loss and loss adjustment expenses
Our liability for loss and loss adjustment expenses include reserves for known claims as well as reserves for incurred but not reported (“IBNR”) claims. Each known claim is reserved based on our review of the estimated amount of the claim and the costs required to settle the claim. Reserves for IBNR are estimates that are established at the time the premium revenue is recognized and are based upon historical experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations, and the types of title insurance policies written.
The liability for loss and loss adjustment expenses also includes reserves for losses arising from closing and disbursement functions due to fraud or operational error. These reserves are intended to provide for closing errors when we are acting as the escrow company such as, disbursing to the wrong party, paying the wrong lender, improperly allocating funds or relying on third-party fraudulent documents in closing transactions.

If a loss compensable under a title insurance policy is caused by an act or omission committed by a Third-Party Agent, the Company may seek contribution or reimbursement from the Third-Party Agent. In any event, the Company may proceed against any party who is responsible for any loss under the title insurance policy under rights of subrogation.
Income taxes
Under ASC 740, Income Taxes (“ASC 740”), deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2020, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
Stock compensation expense
The Company recognizes stock-based compensation expense in accordance with the provisions of ASC 718, Compensation - Stock Compensation, (“ASC 718”). ASC 718 requires the measurement and recognition of stock-based compensation expense for all stock-based awards issued to employees and directors based on estimated fair values at the grant date. The Company measures the grant date fair value of stock options using the Black-Scholes option-pricing model. Stock-based compensation expense arising from stock options is recorded on a straight-line basis over the vesting period of each grant. Forfeitures are accounted for as incurred.
For restricted stock awards (“RSAs”) paid in consideration of services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The Company measures the fair value of RSAs using the fair market value of the underlying common stock at the grant date. Stock-based compensation expense arising from RSAs is recorded on a straight-line basis over the vesting period of each grant. Forfeitures are accounted for as incurred.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Advertising costs
Advertising costs, which include promotional expenses, are expensed as incurred. Advertising expenses were $3.1 million and $2.7 million for the years ended December 31, 2020 and 2019, respectively, and are included in other operating expenses in the accompanying consolidated statements of operations. There were no advertising expenses for the year ended December 31, 2018.
Earnings per share
Basic earnings per share is calculated under the two-class method because the Company has issued participating preferred shares. The two-class method requires that income or loss from continuing operations be reduced by the amounts of dividends for the period along with allocations of undistributed earnings attributable to participating securities. Losses are not allocated to participating securities as they do not have a contractual obligation to share in losses.
The more dilutive of the two-class method and the if-converted method is used to calculate the dilutive impact of the preferred shares. The treasury stock method is utilized to calculate the dilutive impact of the outstanding warrants, RSAs and options and the if-converted method is utilized for the Company's convertible notes.
For the years ended December 31, 2020, 2019 and 2018, preferred shares, stock options, warrants and RSAs were anti-dilutive, therefore, were excluded from the computation of diluted earnings per share.
Basic and diluted earnings per share attributable to the Company’s common stock for the years ended December 31, 2020, 2019 and 2018 was calculated using weighted average common shares outstanding.
Risk and uncertainties
The COVID-19 global pandemic has caused national and global economic and financial market disruptions. On the onset of the pandemic, the Company braced and anticipated uncertain disruption to our business. However, we have been successful in our ability to adapt to new market-demands through our cutting-edge technology and ability to offer remote closings to our customers. Our results from operations for the year ended December 31, 2020, similarly, show that the Company’s performance from operations was not adversely impacted in a material manner. The Company continues to monitor and react to business disruptions caused by the pandemic but we cannot predict with certainty the duration of the pandemic or its impact on the Company’s financial condition and results of operations, as well as business operations and workforce.
Recently issued and adopted accounting pronouncements
In May 2014, the FASB issued ASC 606, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASC 606 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASC 606 permits the use of either the full retrospective or modified retrospective adoption methods.
On January 1, 2019, the Company early adopted ASC 606 using the modified retrospective method. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period and are considered not material. The early adoption of ASC 606 did not have an impact on the recognition of our primary sources of revenue, Direct Agent and Third-Party Agent title insurance premiums, as those revenue streams are subject to the accounting and reporting requirements under ASC 944. Timing of recognition of substantially all of the Company’s remaining revenue was also not impacted, and therefore we did not record any cumulative effect adjustment to opening equity. The only impact on the Company’s revenue recognition was the classification of recording fees and tax lien fees as pass through expense. These inflows were determined to be transactions where the Company is functioning as an agent as opposed to a principal.
In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company early adopted this update as of January 1, 2020 with no material impact on the Company's financial position and results of operations.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company early adopted this update for the year ended December 31, 2019 with no material impact on the Company's financial position and results of operations.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework— Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. As of this recent issuance, the following disclosure requirements were removed from Topic 820: (1) The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy (2) The policy for timing of transfers between levels (3) The valuation processes for Level 3 fair value measurements and (4) For nonpublic entities, the changes in unrealized gains and losses for the period included in net income for recurring Level 3 fair value measurements held at the end of the reporting period. The following disclosure requirements were modified in Topic 820: (1) In lieu of a rollforward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities (2) For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly and (3) The amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this update as of January 1, 2020 with no material impact on the Company's financial position and results of operations.
Recently issued but not adopted accounting pronouncements
In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). The amendments in this and the related ASUs introduce broad changes to accounting for credit impairment of financial instruments. The primary updates include the introduction of a new current expected credit loss ("CECL") model that is based on expected rather than incurred losses and amendments to the accounting for impairment of held-to-maturity securities and available for sale securities. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We are finalizing the effect this new guidance will have on our consolidated financial statements and related disclosures. Based on our implementation analysis performed, we have concluded that the overall effect of Topic 326 is not expected to be material to the consolidated financial statements upon adoption. We have not early adopted this standard.
In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which provides guidance for accounting for leases. ASU 2016-02 requires lessees to classify leases as either finance or operating leases and to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. In June 2020, the FASB issued ASU 2020-05, Revenue From Contracts With Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the adoption date of ASU 2016-02 for all other entities. Under ASU 2020-05, the effective date for adoption of ASU 2016-02 is fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Accounting for lessors remains largely unchanged from current U.S. GAAP. ASU 2016-02 will be effective for the Company’s fiscal year beginning January 1, 2022 and subsequent interim periods. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on the Company's financial statements.

3. Business combinations
On January 7, 2019, we completed the North American Title Acquisition for a total consideration transferred of $171.7 million.
The following table presents additional information on total consideration transferred:

Issuance of Series A-1 preferred stock	$50,142
Issuance of Series A-1 preferred stock warrants	34,473
Note payable issued to NATG	87,000
Assumption of NATG debt	65
Total consideration transferred	$171,680
The North American Title Acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under ASC 805, the total consideration transferred or purchase price is allocated to the estimated fair value of the tangible and identifiable intangible assets acquired less liabilities assumed at the date of the North American Title Acquisition. The Company’s transaction costs of $0.8 million and $1.7 million were reported in other operating expenses in the consolidated statements of operations for the years ended December 31, 2019 and 2018, respectively. Fair value measurements have been applied based on assumptions that the Company believes market participants would use in the pricing of the asset or liability. The purchase price allocation could change in subsequent periods, up to one year from the close date.
The following table sets forth the purchase price allocation, as of the acquisition date:

Cash	$35,704	Accounts payable	$(9,409)
Restricted cash	1,566	Accrued expenses and other liabilities	(12,218)
Investments	61,398	Liability for loss and loss adjustment expenses	(59,266)
Receivables	15,239	Total liabilities assumed	$(80,893)
Fixed assets	1,659
Prepaid expenses, deposits and other assets	2,197
Title plants	16,993	Net identifiable assets acquired	$59,734
Trade names	5,871	Goodwill	111,946
Total identifiable assets acquired	$140,627	Total consideration transferred	$171,680
The goodwill resulting from the North American Title Acquisition largely consists of the Company's expected future synergies from combining the Acquired Business with Legacy States Title. Part of the transaction was treated as an asset purchase for income tax purposes and resulted in tax-deductible goodwill.
Total revenues included in the consolidated statement of operations as of December 31, 2019 attributable to the Acquired Business were $355.9 million. The disclosure of net loss attributable to the Acquired Business for the year ended December 31, 2019 is impracticable given the level of integration achieved in 2019.
The supplemental pro forma information for revenue and net loss of the Company as though the business combination had occurred as of January 1, 2018 is impracticable to provide due to the fact that carve-out financial information for the acquired business prior to the acquisition does not exist.

4. Investments and fair value measurements
Held-to-maturity debt securities
The cost basis, fair values and gross unrealized gains and losses of our held-to-maturity debt securities are as follows:

	December 31, 2020				December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities (1)	$57,651	$994	$(53)	$58,592	$11,744	$55	$(2)	$11,797
U.S. Treasury securities	7,519	54	—	7,573	6,861	3	(3)	6,861
Certificates of deposit	236	—	—	236	287	—	—	287
Total	$65,406	$1,048	$(53)	$66,401	$18,892	$58	$(5)	$18,945
_______________
(1) Includes both U.S. and foreign corporate debt securities.
The cost basis of held-to-maturity debt securities includes an adjustment for the amortization of premium or discount since the date of purchase. Held-to-maturity debt securities valued at approximately $5.1 million and $7.1 million were on deposit with various governmental authorities at December 31, 2020 and 2019, respectively, as required by law.
The change in net unrealized gains and on held-to-maturity debt securities for the years ended December 31, 2020 and 2019 was an increase of $0.9 million and $0.1 million, respectively. There was no change in net unrealized gains on held-to-maturity debt securities for the year ended December 31, 2018.
The following table reflects the composition of net realized gains or losses for the sales of the securities for each of the years shown below:

	Year ended December 31,
	2020	2019	2018
Realized gains (losses):
Held-to-maturity debt securities:
Gains	$146	$15	$—
Losses	—	(8)	—
Net	$146	$7	$—
The following table presents certain information regarding contractual maturities of our held-to-maturity debt securities:

Maturity	December 31, 2020
	Amortized Cost	% of Total	Fair Value	% of Total
One year or less	$16,701	26%	$16,791	25%
After one year through five years	48,705	74%	49,610	75%
	$65,406	100%	$66,401	100%
There were no held-to-maturity debt securities with contractual maturities after five years. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Net unrealized losses on held-to-maturity debt securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

	December 31, 2020				December 31, 2019
	Corporate debt securities	U.S. Treasury securities	Certificate of deposits	Total	Corporate debt securities	U.S. Treasury securities	Certificate of deposits	Total
Less than 12 Months
Fair Value	$8,464	$5,181	$—	$13,645	$1,016	$5,079	$—	$6,095
Unrealized Losses	(53)	—	—	(53)	(1)	(3)	—	(4)
As of December 31, 2020 and 2019, there are no held-to-maturity debt securities which have unrealized losses for a period in excess of 12 months.
Available-for-sale debt securities
The cost basis, fair values and gross unrealized gains and losses of our available-for-sale debt securities are as follows:

	December 31, 2020				December 31, 2019
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities (1)	$7,139	$918	$—	$8,057	$7,139	$708	$—	$7,847
Total	$7,139	$918	$—	$8,057	$7,139	$708	$—	$7,847
_________________
(1) Includes both U.S. and foreign corporate debt securities.
The cost basis of available-for-sale debt securities includes an adjustment for the amortization of premium or discount since the date of purchase.
The change in net unrealized gains on available-for-sale debt securities for the years ended December 31, 2020 and 2019 was an increase of $0.2 million and $0.7 million, respectively. There was no change in net unrealized gains on available-for-sale debt securities for the year ended December 31, 2018.
There were no realized gains or losses on available-for-sale debt securities for the years ended December 31, 2020, 2019, and 2018.
The following table presents certain information regarding contractual maturities of our available-for-sale debt securities:

Maturity	December 31, 2020
	Amortized Cost	% of Total	Fair Value	% of Total
One year or less	$—	—	$—	—
After one year through five years	—	—	—	—
After five years through ten years	923	13%	1,183	15%
After ten years	6,216	87%	6,874	85%
Total	$7,139	100%	$8,057	100%
Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

For the years ended December 31, 2020 and 2019, there were no available-for-sale debt securities which have unrealized losses for a period in excess of 12 months.
Equity securities
The cost and estimated fair value of equity securities are as follows:

	December 31, 2020		December 31, 2019
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Preferred stocks	$2,000	$2,119	$1,000	$1,039
Total	$2,000	$2,119	$1,000	$1,039
The following table reflects the composition of net realized gains or losses on sales of the equity securities for each of the years shown below:

	Year ended December 31,
	2020	2019	2018
Realized gains (losses):
Gains	$—	$—	$—
Losses	—	(13)	—
Net	$—	$(13)	$—
Mortgage loans
The mortgage loans portfolio as of December 31, 2020 is comprised entirely of standard mortgage loans. During the year ended December 31, 2020, the Company did not purchase any new mortgage loans.
Mortgage loans, which include contractual terms to maturity, are not categorized by contractual maturity as borrowers may have the right to call or prepay obligations with, or without, call or prepayment penalties.
The cost and estimated fair value of mortgage loans are as follows:

	December 31, 2020		December 31, 2019
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Mortgage loans	$2,980	$2,980	$3,370	$3,370
Total	$2,980	$2,980	$3,370	$3,370
Investment income
Investment income from securities consists of the following:

	Year ended December 31,
	2020	2019	2018
Available-for-sale debt securities	$408	$262	$—
Held-to-maturity debt securities	1,326	743	—
Equity investments	146	115	—
Mortgage loans	194	325	—
Other	159	932	22
Total	$2,233	$2,377	$22

Accrued interest receivable
Accrued interest receivable from investments is included in receivables, net on the consolidated balance sheets. The following table reflects the composition of accrued interest receivable for investments:

	Year ended December 31,
	2020	2019
Corporate debt securities	$641	$186
Certificate of deposits	—	2
U.S. Treasury securities	45	44
Accrued interest receivable on investment securities	686	231
Mortgage loans	43	31
Accrued interest receivable on investments	$729	$262
Fair value measurement
The following table summarizes the Company’s investments that were measured at fair value:

	Assets
	Corporate debt securities	U.S. Treasury securities	Mortgage loans	Preferred stocks	Certificate of deposits	Total
December 31, 2020
Level 1	$—	$7,573	$—	$2,119	$—	$9,692
Level 2	66,649	—	—	—	236	66,885
Level 3	—	—	2,980	—	—	2,980
Total	$66,649	$7,573	$2,980	$2,119	$236	$79,557

December 31, 2019
Level 1	$—	$6,861	$—	$1,039	$—	$7,900
Level 2	19,644	—	—	—	287	19,931
Level 3	—	—	3,370	—	—	3,370
Total	$19,644	$6,861	$3,370	$1,039	$287	$31,201
There were no transfers of investments between Level 1 and Level 2 during the years ended December 31, 2020 and 2019. There were no investments categorized in, or transfers involving, Level 3 during the years ended December 31, 2020 and 2019.

5. Revenue recognition
Disaggregation of revenue
Our revenue consists of:

			Year ended December 31,
			2020	2019	2018
Revenue Stream	Statement of Operations Classification	Segment	Total Revenue
Revenue from insurance contracts:
Direct Agent title insurance premiums	Net premiums written	Underwriting	81,420	78,666	—
Third-Party Agent title insurance premiums	Net premiums written	Underwriting	264,188	214,041	—
Total revenue from insurance contracts			$345,608	$292,707	$—
Revenue from contracts with customers:
Escrow fees	Escrow, title-related and other fees	Distribution	$41,438	$39,062	$—
Other title-related fees and income	Escrow, title-related and other fees	Distribution	88,152	90,570	36
Other title-related fees and income	Escrow, title-related and other fees	Underwriting	2,099	873	10
Other title-related fees and income	Escrow, title-related and other fees	Elimination(1)	(70,414)	(68,488)	—
Total revenue from contracts with customers			$61,275	$62,017	$46
Other revenue:
Interest and investment income (2)	Investment, dividend and other income	Distribution	$325	$1,026	$117
Interest and investment income (2)	Investment, dividend and other income	Underwriting	2,086	2,411	23
Realized gains and losses, net	Investment, dividend and other income	Distribution	374	(70)	—
Realized gains and losses, net	Investment, dividend and other income	Underwriting	146	(6)	(1)
Total other revenues			$2,931	$3,361	$139
Total revenues			$409,814	$358,085	$185
_________________
(1)Premiums retained by Direct Agents are recognized as income to the Distribution segment, and expense to the Underwriting segment. Upon consolidation, the impact of these internal segment transactions is eliminated. See Note 7. Segment information for additional breakdown.
(2)Interest and investment income consists primarily of interest payments received on held-to-maturity debt securities, available-for-sale debt securities and mortgage loans.
See Note 2. Revenue recognition for additional information.

6. Liability for loss and loss adjustment expenses
A summary of the liability for loss and loss adjustment expenses follows:

	Year Ended December 31
	2020	2019
Beginning balance	$62,758	$59,266

Provision for claims related to:
Current year	$20,619	$21,220
Prior years	(5,282)	(8,935)
Total provision for claims	15,337	12,285

Paid losses related to:
Current year	$(2,331)	$(2,828)
Prior years	(5,964)	(5,965)
Total paid losses	$(8,295)	$(8,793)

Ending balance	$69,800	62,758

Provision for claims as a percentage of net written premiums	4.4%	4.2%

We continually update our liability for loss and loss adjustment expenses estimates as new information becomes known, new loss patterns emerge, or as other contributing factors are considered and incorporated into the analysis. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.
Current year incurred and paid losses includes current year reported claims as well as estimated future losses on such claims.
For the year ended December 31, 2020, the prior year’s provision for claims release of $5.3 million is due to reported loss emergence which was lower than expected. This favorable loss experience has resulted in a 10% decrease in the projection of ultimate loss for policy years 2017–2019. For the year ended December 31, 2019, the prior year’s reserve release of $8.9 million is also due to reported loss emergence which was lower than expected. This has resulted in a 13% decrease in the projection of ultimate loss for policy years 2015–2018.
The liability for loss and loss adjustment expenses of $69.8 million and $62.8 million, as of December 31, 2020 and December 31, 2019, respectively, includes $0.7 million and $1.2 million, respectively, of reserves for the settlement of claims which the Company has deemed to be directly related to its escrow or agent related activities. The reserves for the settlement of claims related to escrow or agent related activities are not actuarially determined.
7. Segment information
The Company’s chief operating decision maker reviews financial performance and makes decisions about the allocation of resources for our operations through two reportable segments, (1) Distribution and (2) Underwriting. The Company’s reportable segments offer different products and services that are marketed through different channels for real estate closing transactions. They are managed separately because of the unique technology, service requirements and regulatory environment.
A description of each of our reportable segments is as follows.
•Distribution: Our Distribution segment reflects our Direct Agents operations of acquiring customer orders and providing title and escrow services for real estate closing transactions. We acquire customers through our partnerships with realtors attorneys and non-centralized loan originators via an 80-branch footprint across nine states3 (“Local”) and our target partnerships with national lenders and mortgage originators that maintain centralized lending operations representing our strategic and enterprise accounts (“S&EA”).
•Underwriting: Our Underwriting segment reflects the results of our title insurance underwriting business, including policies referred through our Direct Agents and Third-Party Agents channels. The referring agents typically retain approximately 85% of the policy premiums in exchange for their services.
We use adjusted gross profit as the primary profitability measure for making decisions regarding ongoing operations. Adjusted gross profit is calculated by subtracting direct costs, such as premiums retained by agents, direct labor, other direct costs, and provision for claims, from total revenue. Our chief operating decision maker evaluates the results of the aforementioned segments on a pre-tax basis. Segment adjusted gross profit excludes certain items which are included in net loss, such as depreciation and amortization, corporate and other expenses, interest expense, and income tax expense, as these items are not considered by the chief operating decision maker in evaluating the segments' overall operating performance. Our chief operating decision maker does not review nor consider assets allocated to our segments for the purpose of assessing performance or allocating resources. Accordingly, segments' assets are not presented.
The following table summarizes the operating results of the Company’s reportable segments:

	Year ended December 31, 2020
	Distribution	Underwriting	Eliminations	Consolidated total
Net premiums written	$—	$345,608	$—	$345,608
Escrow, other title-related fees and other (1)	129,590	2,099	(70,414)	61,275
Investment, dividend and other income	699	2,232	—	2,931
Total revenue	$130,289	$349,939	$(70,414)	$409,814

Premiums retained by agents (2)	$—	$290,557	$(70,414)	$220,143
Direct labor (3)	55,334	6,820	—	62,154
Other direct costs (4)	16,912	3,623	—	20,535
Provision for claims	1,415	13,922	—	15,337
Adjusted gross profit	$56,628	$35,017	$—	$91,645

	Year ended December 31, 2019
	Distribution	Underwriting	Eliminations	Consolidated total
Net premiums written	$—	$292,707	$—	$292,707
Escrow, other title-related fees and other (1)	129,632	873	(68,488)	62,017
Investment, dividend and other income	956	2,405	—	3,361
Total revenue	$130,588	$295,985	$(68,488)	$358,085

Premiums retained by agents (2)	$—	$246,753	$(68,488)	$178,265
Direct labor (3)	55,138	5,776	—	60,914
Other direct costs (4)	15,751	4,367	—	20,118
Provision for claims	1,552	10,733	—	12,285
Adjusted gross profit	$58,147	$28,356	$—	$86,503
3 As of December 31, 2020

	Year ended December 31, 2018
	Distribution	Underwriting	Eliminations	Consolidated total
Net premiums written	$—	$—	$—	$—
Escrow, other title-related fees and other (1)	36	10	—	46
Investment, dividend and other income	117	22	—	139
Total revenue	$153	$32	$—	$185

Premiums retained by agents (2)	$—	$—	$—	$—
Direct labor (3)	—	—	—	—
Other direct costs (4)	97	—	—	97
Provision for claims	—	—	—	—
Adjusted gross profit	$56	$32	$—	$88
_______________
(1)Includes fee income from closings, escrow, title exams, ceding commission income, as well as premiums retained by Direct Agents.
(2)This expense represents a deduction from the net premiums written for the amounts that are retained by Direct Agents and Third-Party Agents as compensation for their efforts to generate premium income for our Underwriting segment. The impact of premiums retained by our Direct Agents and the expense for reinsurance or co-insurance procured on Direct Agent sourced premiums are eliminated in consolidation.
(3)Includes all compensation costs, including salaries, bonuses, incentive payments, and benefits, for personnel involved in the direct fulfillment of title and/or escrow services.
(4)Includes title examination expense, office supplies, and premium and other taxes.
The following table provides a reconciliation of the Company’s total reportable segments’ adjusted gross profit to its total loss before income taxes:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Adjusted gross profit	$91,645	$86,503	$88
Depreciation & amortization	5,815	1,880	10
Corporate and other expenses (1)	114,511	102,091	12,100
Interest expense	5,579	9,282	332
Loss before income taxes	$(34,260)	$(26,750)	$(12,354)
_______________
(1)Includes corporate and other costs not allocated to segments including corporate support function costs, such as legal, finance, human resources, technology support and certain other indirect operating expenses, such as sales and management payroll, and incentive related expenses.
Goodwill by reportable segment and activity for fiscal 2020 and 2019 is as follows:

	Distribution	Underwriting	Total
Balance, December 31, 2018	$—	$—	$—
Goodwill acquired during the year	88,437	23,509	111,946
Adjustments to goodwill	(363)	(96)	(459)
Impairment	—	—	—
Balance, December 31, 2019	88,074	23,413	111,487
Adjustments to prior year acquisitions	—	—	—
Balance, December 31, 2020	$88,074	$23,413	$111,487

8. Income tax
The Company’s income tax expense is as follows:

	Year ended December 31
	2020	2019	2018
Current:
Federal	$—	$—	$—
State	144	110	—
Total Current	$144	$110	—

Deferred:
Federal	$101	$217	$—
State	598	60	—
Total Deferred	$699	$277	$—
Total	$843	$387	$—
The Company’s income tax expense differs from the benefits computed by applying the federal income tax rate of 21% to loss before income taxes. A reconciliation of these differences is as follows:

	Year ended December 31
	2020	%	2019	%	2018	%
Benefit calculated at federal income tax rate	$(7,195)	21.0%	$(5,617)	21.0%	$(2,594)	21.0%
Change in valuation allowance	11,707	(34.2)	6,871	(25.7)	2,986	(24.0)
State tax benefit	(2,473)	7.1	(1,261)	4.7	(965)	8.0
Federal benefit on state tax	520	(1.5)	265	(1.0)	203	(2.0)
Change in state tax rate	(1,746)	5.1	108	(0.4)	—	—
Permanent differences, net	(57)	0.2	(56)	0.2	370	(3.0)
Other, net	87	(0.2)	77	(0.3)	—	—
Income tax expense	$843	(2.5)%	$387	(1.5)%	$—	—%
The change in the total valuation allowance during the year was $11.7 million. Although the Company has recorded a valuation allowance against deferred tax assets as discussed below, a portion of deferred tax liabilities related to indefinite lived intangible assets acquired during the year cannot be used as a source of income to offset deferred tax assets. Consequently, this amount is recorded as a deferred tax expense and reflected in the effective tax rate above. The current state tax expense is a result of separate state tax filings for subsidiaries that have taxable income.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. As of December 31, 2020, the Company has determined that the CARES Act had an immaterial impact on the Company’s effective tax rate.

The significant components of deferred tax assets and liabilities consist of the following:

	December 31
	2020	2019
Deferred tax assets:
Net operating loss	$12,765	$5,356
Accrued compensation	5,334	2,505
Interest expense	2,621	1,979
Statutory premium reserve	2,119	1,745
Start-up costs	1,142	937
Deferred lease obligation	385	343
Stock-based compensation expense	852	33
Investments	407	394
Intangibles assets	653	115
Allowance for doubtful accounts	138	112
Debt issuance costs	58	61
Loss reserves	209	31
Other, net	13	—
Less valuation allowance	(23,330)	(11,623)
Total deferred tax assets	$3,366	$1,988

Deferred tax liabilities:
Intangibles assets	$(2,347)	$(992)
Other reserves	(927)	(715)
Title plants	(680)	(393)
Unrealized gain on investments	(249)	(98)
Fixed assets	(140)	(67)
Total deferred tax liabilities	$(4,343)	$(2,265)
Net deferred tax liability	$(977)	$(277)
As of December 31, 2020, the Company carried a valuation allowance against deferred tax assets as management believes it is more likely than not that the benefit of the net deferred tax assets covered by that valuation allowance will not be realized. The net deferred tax liability of $1.0 million is included in accrued expenses and other liabilities within the accompanying consolidated balance sheets.
In accounting for uncertainty in income taxes, the Company is required to recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on an audit, based on the technical merits of the position. In this regard, an uncertain tax position represents the Company’s expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. There were no unrecognized tax benefits or liabilities as of December 31, 2020 and December 31, 2019.
The amount of unrecognized tax benefit or liability may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the expiration of the applicable statute of limitations, changes in management’s judgment about the level of uncertainty, status of examinations, litigation and legislative activity and the additions or eliminations of uncertain tax positions.
As of December 31, 2020, the Company has federal and state net operating loss carryforwards of $40.8 million and $69.4 million, respectively. As a result of the Tax Cuts and Jobs Act of 2017, any federal net operating loss arising after the year ended December 31, 2017 can be carried forward indefinitely with no expiration but is limited to 80% of taxable income. The Company has approximately $0.2 million of pre-2018 federal net operating losses subject to expiration beginning in 2036. The remainder of the federal net operating losses have no expiration. The Company’s state net operating losses are subject to various expirations, beginning in 2030.
The Company’s 2017 through 2019 tax years remain open to federal and state tax examinations.
9. Fixed assets
Fixed assets consist of the following:

	December 31
	2020	2019
Furniture and equipment	$7,948	$7,021
Computer equipment	3,092	1,557
Leasehold improvements	3,264	3,152
Software	3,827	2,851
Internally developed software	17,343	4,261
Total fixed assets, gross	$35,474	$18,841
Accumulated depreciation and amortization	(13,813)	(11,254)
Total fixed assets, net	$21,661	$7,587
Depreciation and amortization on fixed assets was $3.5 million and $1.0 million for the years ended December 31, 2020 and 2019, respectively. There was no depreciation or amortization expense on fixed assets for the year ended December 31, 2018.
The following table reflects the composition of net gains or losses for the sales of fixed assets for each of the years shown below:

	Year ended December 31
	2020	2019	2018
Gains (losses):
Fixed assets:
Gains	$259	$—	$—
Losses	(128)	(71)	—
Total net gains (losses)	$131	$(71)	$—
Within each respective period, internally developed software and acquired software consist of the following:

	Year ended December 31
	2020	2019
Internally developed software	$13,082	$4,261
Accumulated amortization	(1,888)	—
Internally developed software, net	$11,194	$4,261
Acquired software	1,470	2,851
Accumulated amortization	(16)	(2,352)
Acquired software, net	$1,453	$499
Amortization expense on internally developed software was $1.9 million for the year ended December 31, 2020. There was no amortization expense on internally developed software for the years ended December 31, 2019 and 2018. Amortization expense for internally developed software owned at December 31, 2020 is expected to be $3.5 million per year for the years ended December 31, 2021 through December 31, 2024, and $1.6 million for the year ended December 31, 2025. Unamortized internally developed software development costs as of December 31, 2020 and 2019 are included in fixed assets, net on the consolidated balance sheets.

10. Debt
Senior first lien note
On December 31, 2020, the Company executed an agreement with Hudson Structured Capital Management (“HSCM”) to secure a $150 million Senior First Lien Note (“Senior Debt”). The Senior Debt was funded on January 29, 2021 (“Funding Date”). The Senior Debt matures 5 years from the Funding Date. Under the agreement, the Senior Debt will bear interest of 11.25% per annum, 5.0% of which will be paid on a current cash basis and the remainder to accrue and be added to the outstanding principal balance. Interest shall be compounded quarterly. If at any time the Company is in an event of default under the Senior Debt, outstanding amounts shall bear interest at the default interest rate of 15.00%. Upon funding, the Company issued penny warrants to affiliates of HSCM equal to 1.35% of the Company’ fully diluted shares. The warrants have a 10-year duration, subject to customary anti-dilution provisions, and include a cashless exercise option. The Senior Debt will be secured by a first-priority pledge and security interest in all of the assets (tangible and intangible) of the Company and any of its existing and future domestic subsidiaries. The Company is subject to customary affirmative, negative and financial covenants, including, among other things, minimum liquidity at all times of $20 million, minimum consolidated revenue of $130 million, limits on the incurrence of indebtedness, restrictions on asset sales outside the ordinary course of business and material acquisitions, limitations on dividends and other restricted payments. The Senior Debt also includes customary events of default for facilities of this type and provides that, if an event of default occurs and is continuing, the Senior Debt will amortize requiring regular payments on a straight-line basis over the proceeding 24-month calendar period, but not to extend beyond the maturity date.
Loan from a related party
As part of the North American Title Acquisition, Lennar issued the Company a note for $87.0 million at the Close Date (the “Loan”).
The Loan matures on January 7, 2029, with provisions for an acceleration of maturity in the event of default. Principal payments of 2.5% per annum of the outstanding principal balance were due each month from January 2020 until the loan was repaid January 29, 2021. Quarterly, the Company prepared a cash flow computation defined in the Loan agreement and was required to remit any excess funds determined by that computation as a prepayment of Loan principal.
Each month, the unpaid principal balance was increased for paid-in-kind interest computed at a rate of 3.5% per annum. Paid-in-kind interest was considered and referred to as principal when accrued. Interest was calculated monthly on the outstanding Loan principal at a rate computed each month. Interest was computed as the LIBOR one-month rate plus a fixed rate of 5.0% per annum until the repayment of the Loan. On a monthly basis, the Company met certain criteria, as such the interest portion of the Loan was paid-in-kind whereby the interest was not paid, but instead became part of the then outstanding principal balance on the Loan.
The Loan contained covenants including monthly, quarterly and annual financial reporting requirements, timely notice requirements on the occurrence of significant events such as litigation or insurance events, and limitations on the sale of equity interests and assets. The Company was in compliance with all Loan covenants at December 31, 2020.
The Company repaid $4.0 million of Loan principal at the Close Date with excess operating cash. On October 10, 2019, the Company made additional borrowings of $4.0 million under the Loan in connection with a settlement of amounts due between the Company and Lennar for shared services rendered under a transition services agreement (see Note 14 for additional information). On December 5, 2019, Lennar received 732,891 shares of Series C preferred stock of the Company in exchange for $8.9 million of cash, or $12.09 per share. The Company, in turn, used this cash to repay principal on the Loan of the same amount.

The Loan consisted of the following:

	December 31
	2020	2019
Loan balance	$65,532	$87,500
Outstanding principal	65,484	87,316
Accrued interest	48	184
During the year ended December 31, 2020, $6.5 million of interest was treated as paid-in-kind and added to the principal balance. Principal payments on the Loan of $28.4 million were made during the year ended December 31, 2020 and the Loan was paid in full in January 2021 (see Note 21 for additional information). Upon repayment of the Loan, Lennar forfeited its seat on the board of directors that was associated with the Loan.
Convertible notes
The convertible notes qualify as a derivative and hedging instrument under ASC 825, Derivatives and Hedging. Effective on the date of each convertible note, the Company elected the fair value option under ASC 825-10-15, Financial Instruments, on the principal portions of the convertible notes. The Company has elected the fair value option to measure the carrying value of convertible notes as of the dates of the consolidated balance sheets presented.
As disclosed in Note 11, on the Close Date, the Company’s convertible notes were converted to Series A-1 preferred stock and Series A-2 preferred stock in the Company.
Note payable associated with acquisition of FTS Agency
During 2019, the Company repaid the $0.5 million promissory note that was used on the Close Date related to the acquisition of the remaining 49% interest in FTS Agency.
11. Stockholders’ equity
North American Title Acquisition
On the Close Date, the Company issued 10,098,071 shares of common stock and 7,295,759 shares of Series A preferred stock on a 1:1 basis for all outstanding shares of States Title, Inc. On the Close Date, the Company exchanged its convertible notes for 2,335,837 shares of Series A-2 preferred stock and 1,049,637 shares of Series A-1 preferred stock. On the Close Date, the Company issued 7,004,797 shares of Series A-1 preferred stock and warrants to purchase an additional 4,815,798 shares of Series A-1 preferred stock in connection with the North American Title Acquisition (see Note 1 for additional information).
Series B preferred stock and Series C preferred stock capital raise
On June 17, 2019, the Company completed the sale of 2,642,036 shares of its Series B preferred stock for proceeds of $25.0 million, net of financing costs, representing $9.46 per share.
In December 2019, the Company raised $51.5 million, net of financing costs, from the sale of 4,270,182 shares of its Series C preferred stock representing $12.09 per share. Proceeds from the sale of Series C preferred stock were used to pay a portion of principal on the Loan (see Note 10 for additional information), further the Company’s investment in research and development as well as general corporate purposes.
In the first quarter of 2020, the Company raised $70.7 million, net of financing costs, from the sale of 5,849,302 shares of its Series C preferred stock representing $12.09 per share.
Accordingly, on December 22, 2020, the Company amended its articles of incorporation to authorize 54,000,000 shares of common stock with a par value of $0.0001, 7,295,759 shares of Series A preferred stock at a par value of $0.0001, 12,975,006 shares of Series A-1 preferred stock at a par value of $0.0001, 2,335,837 shares of

Series A-2 preferred stock at a par value of $0.0001, 2,642,036 shares of Series B preferred stock at a par value of $0.0001 and 10,755,377 shares of Series C preferred stock at a par value of $0.0001.
Preferred stock
Following is a presentation of the key characteristics and shares outstanding for each class of the Company’s preferred stock as of December 31, 2020:

Preferred Stock Class	Issue Date	Price	Dividend Rate	Conversion Price	Liquidation Preference	Shares Outstanding
		$	$	$	$
Series A	Close Date (1)	1.41	0.1129	1.41	1.41	7,295,759
Series A – 1	Close Date (1)	7.16	0.5727	7.16	7.16	8,159,208
Series A – 2	Close Date (2)	5.73	0.4581	5.73	5.73	2,335,837
Series B	6/17/2019	9.46	0.757	9.46	9.46	2,642,036
Series C	12/05-3/15/2020	12.09	0.967	12.09	12.09	10,119,484
_______________
(1)Shares exchanged for Legacy States Title shares in the North American Title Acquisition at a presumed fair value of $1.41 per share (see Note 1 for additional information).
(2)Shares exchanged for convertible notes in the North American Title Acquisition at the price noted (see Note 10 for additional information).
The following terms are applicable to all classes of the Company’s preferred stock.
Holders of the Company’s preferred stock are entitled to receive dividends, when, as and if declared by the board of directors at a defined dividend rate, as presented in the above table by class, per annum, in preference and priority to any declaration or payment of distribution on common stock unless otherwise defined. The right to receive dividends on preferred stock is not cumulative, and no right to dividends may accrue.
In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of all classes of preferred stock shall be entitled to receive preference over common stockholders and others. In the event of liquidation, holders of Series A preferred stock are entitled to a defined liquidation preference, as presented in the above table by class, per share plus all declared but unpaid dividends, if any. If, upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to holders of all classes of preferred shares are insufficient to pay the full liquidation preference and declared but unpaid dividends on all preferred shares, then holders will each receive a pro rata amount of the total assets available in proportion to the full amounts to which they would otherwise be entitled.
Preferred stock may be converted, at the option of the holder thereof, at any time after the date of issuance into that number of fully-paid, non-assessable shares of common stock at the original issue price divided by a conversion price, as presented in the above table by class, subject to periodic adjustment for recapitalizations or other specified events. Automatic conversion into fully-paid, non-assessable shares of common stock at the conversion rate, subject to periodic adjustment for recapitalizations or other specified events, immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, provided the gross proceeds of the conversion are not less than $30 million.
Common stock
Holders of common stock are entitled to one vote for each share held. Common stock is entitled to receive dividends, when, and if declared by the board of directors.
As of December 31, 2020, there were 10,480,902 common shares issued and outstanding.
Conversion of convertible notes
On the Close Date, the Company’s convertible notes were converted to preferred stock in the Company. Series 2017A Notes, with a balance of $13.4 million, including unpaid interest, were converted to 2,335,837 shares of the Company’s Series A-2 preferred stock at a rate of $5.73 per share. Series 2018A Notes, with a balance of

$7.5 million including unpaid interest, were converted to 1,049,637 shares of the Company’s Series A-1 preferred stock at a rate of $7.16 per share.
12. Stock compensation expense
The Company issues stock options (incentive stock options (“ISOs”) and non-statutory stock options (“NSOs”)) and restricted stock awards (“RSAs”) to employees and key advisors under the Company’s 2019 Equity Incentive Plan, which has been approved by the board of directors. Granted stock options do not expire for 10 years and have vesting periods ranging from 7 to 60 months. The holder of the stock option may purchase one share of common stock.
Stock-based compensation expense for the years ended December 31, 2020, 2019 and 2018 was $2.5 million, $0.9 million and $0.1 million, respectively.
Stock options (ISO and NSO)
Following are the weighted average assumptions utilized in the valuation of grants issued:

	Year ended December 31
	2020	2019	2018
Volatility	38.0%	31.1%	31.1%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	6.1	7.0	7.2
Risk free rate	0.8%	2.5%	2.7%

During the year ended December 31, 2020, the Company had the following stock option activity:

	Number of Stock Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value ($)
Outstanding as of December 31, 2017	448,440	$0.14	8.20	$26,916
Granted	360,912	0.17	9.26
Exercised	(41,058)	0.15	8.79
Cancelled or forfeited	(82,973)	0.14	8.80
Outstanding as of December 31, 2018	685,321	$0.15	8.65	$44,648

Options exercisable as of December 31, 2018	172,085	$0.14	8.43	$12,660

Outstanding as of December 31, 2018	685,321	0.15	8.65
Granted	3,355,730	2.97	9.14
Exercised	(201,196)	0.68	8.06
Cancelled or forfeited	(315,660)	2.26	8.71
Outstanding as of December 31, 2019	3,524,195	$2.62	8.96	$4,734,928

Options exercisable as of December 31, 2019	591,888	$1.11	7.98	$1,684,495

Outstanding as of December 31, 2019	3,524,195	2.62	8.96
Granted	1,594,720	4.25	9.57
Exercised	(216,641)	1.90	7.67
Cancelled or forfeited	(454,728)	3.26	8.45
Outstanding as of December 31, 2020	4,447,546	$3.17	8.50	$51,185,926

Options exercisable as of December 31, 2020	1,736,209	$2.24	7.81	$21,606,639
The total fair value of options vested during the years ended December 31, 2020, 2019 and 2018 were $1.5 million, $0.3 million and $0.1 million, respectively.
The weighted-average grant date fair value of stock options granted during the years ended December 31, 2020, 2019, and 2018 were $8.42, $1.14 and $0.07, respectively.
As of December 31, 2020, there was $13.5 million of stock-based compensation expense that had yet to be recognized related to nonvested stock option grants. The weighted-average period over which this unrecognized stock-based compensation expense is expected to be recognized is 2.54 years.

Restricted stock awards (RSAs)
Following is activity for nonvested RSAs:

	Number of RSAs	Average Grant Date Fair Value ($)
Nonvested at December 31, 2017	224,010	$0.14
Granted	10,000	0.14
Exercised	(78,420)	0.14
Cancelled or Forfeited	—	—
Nonvested at December 31, 2018	155,590	0.14
Granted	346,737	2.17
Exercised	(89,897)	0.96
Cancelled or Forfeited	—	—
Nonvested at December 31, 2019	412,430	$2.81
Granted	—	—
Exercised	(153,568)	2.30
Cancelled or Forfeited	—	—
Nonvested at December 31, 2020	258,862	$3.12
The total fair value of RSAs which vested in the years ended December 31, 2020, 2019 and 2018 was $0.4 million, $0.1 million and $0.0 million, respectively.
As of December 31, 2020, there was $0.8 million of stock-based compensation expense that had yet to be recognized related to nonvested RSAs. The weighted-average period over which this unrecognized stock-based compensation expense is expected to be recognized is 2.59 years.
13. Earnings per share
The calculation of the basic and diluted EPS is as follows:

	Year ended December 31,
	2020	2019	2018
Numerator
Net loss attributable to Doma Holdings, Inc.	$(35,103)	$(27,137)	$(12,047)

Denominator
Weighted-average common shares – basic and diluted	10,390,006	10,060,857	10,098,071

Net loss per share attributable to Doma Holdings, Inc. shareholders
Basic and diluted	$(3.38)	$(2.70)	$(1.19)
14. Related party transactions
Equity held by Lennar
In connection with the North American Title Acquisition, subsidiaries of Lennar were granted 7,004,797 shares of Series A-1 preferred stock and warrants to purchase 4,815,798 shares of Series A-1 preferred stock (see Note 1 for additional information). On June 17, 2019, a subsidiary of Lennar purchased 1,081,810 shares of Series B preferred stock for $10.2 million, or $9.46 per share. On December 5, 2019, a subsidiary of Lennar purchased 732,891 shares of Series C preferred stock for $8.9 million, which the Company applied as a prepayment of a portion of the principal on the Loan for the same amount (see Note 10 for additional information).
As of December 31, 2020, Lennar, through its subsidiaries, held a 26.4% equity stake in the Company on a fully diluted basis.
Loan from Lennar
In connection with the North American Title Acquisition, the Company received the Loan from Lennar. See Note 10 for additional information including amounts paid for principal and interest during the years ended December 31, 2020 and 2019.
Shared services agreements between the Company and Lennar
In connection with the North American Title Acquisition, the Company and Lennar entered into a transition services agreement (“TSA”) that provided for certain shared services provided by Lennar to the Company as it incorporated the Acquired Business into its operations, and also for the sharing of expenses in office locations that would contain both Company and Lennar personnel until such time one entity or the other, depending on the location, established separate office space for its personnel and operations.
During the year ended December 31, 2020, the Company paid Lennar $0.3 million related to TSA services. During the year ended December 31, 2019, the Company paid Lennar $3.9 million for TSA services rendered by Lennar, and Lennar paid the Company $2.5 million for TSA services rendered by the Company. Additionally, during the years ended December 31, 2020 and 2019, the Company paid Lennar $0.2 million and $0.2 million, respectively, for rent associated with shared spaces. As of December 31, 2020, there was no amount owed to, or due from, Lennar for services rendered under the TSA. As of December 31, 2019, the net amount owed to Lennar by the Company for services rendered under the TSA was $0.4 million.
Transactions with Lennar
In the routine course of its business, North American Title Insurance Company ("NATIC") underwrites title insurance policies for a subsidiary of Lennar. During the year ended December 31, 2020 and 2019, the Company recorded revenues of $88.6 million and $73.1 million, respectively, from these transactions, which are included within our Underwriting segment. During the year ended December 31, 2020 and 2019, the Company recorded premiums retained by third-party agents of $71.2 million and $59.9 million, respectively from these transactions. As of December 31, 2020 and 2019, the Company had net receivables related to these transactions of $4.4 million and $0.9 million, respectively. These amounts are included in receivables, net on the consolidated balance sheets.
15. Commitments and contingencies
Legal matters
The Company is subject to claims and litigation matters in the ordinary course of business. Management does not believe the resolution of any such matters will have a materially adverse effect on the Company’s financial position or results of operations.
Commitments and other contingencies
The Company leases office space and equipment under non-cancellable lease agreements that expire at various points up through 2025. For the years ended December 31, 2020, 2019, and 2018, rental expense under these leases was $10.3 million, $11.3 million, and $0.3 million, respectively.
The Company also administers escrow deposits as a service to customers, a substantial portion of which are held at third-party financial institutions. These escrow deposits amounted to $290.9 million and $222.8 million at December 31, 2020 and 2019, respectively. Such deposits are not reflected on the consolidated balance sheets, but the Company could be contingently liable for them under certain circumstances (for example, if the Company disposes of escrowed assets). Such contingent liabilities have not materially impacted the results of operations or financial condition to date and are not expected to do so in the near term.
As of December 31, 2020, total future commitments on non-cancelable operating leases with a minimum remaining term in excess of one year are as follows:

2021	$7,473
2022	5,874
2023	4,660
2024	3,435
2025	2,118
2026	219
Total	$23,779
16. Accumulated other comprehensive income
Following is a summary of the changes in each component of accumulated other comprehensive income:

	Year ended December 31
	2020	2019	2018
Unrealized gains on available-for-sale debt securities
Beginning balance at January 1	$510	$—	$—
Pre-tax change	236	683	—
Tax effect	(60)	(173)	—
Total other comprehensive income, net of tax	$686	$510	$—
17. Accrued expenses and other liabilities
Accrued expenses and other liabilities include the following:

	December 31
	2020	2019
Employee compensation and benefits	$23,899	$16,575
Other	9,145	8,111
Total accrued expenses and other liabilities	$33,044	$24,686
18. Employee benefit plan
The Company sponsors a defined contribution 401(k) plan for its employees. The 401(k) plan is a voluntary contributory plan under which employees may elect to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986 (the code). All employees age 18+ are eligible to enroll in the plan on their first day of employment. The Company provides an employer match up to 50% of the first 6% of elective contributions. There are no matching contributions in excess of 3% of compensation. Company matching contributions begin upon employee enrollment in the Retirement Savings Plan.
For the year ended December 31, 2020, the Company made contributions for the benefit of employees of $0.9 million from January 1, 2020 through May 15, 2020. The Company suspended the employer match effective May 16, 2020 and made no contributions for the benefit of employees to the Retirement Savings Plan for the rest of the year through December 31, 2020. The temporary suspension was due to the COVID-19 Pandemic and its potential impact on the business, which was not estimable at the time. For the years ended December 31, 2019 and 2018 the Company made contributions for the benefit of employees of $1.6 million and $0, respectively, to the 401(k) plan.

19. Research and development
For the years ended December 31, 2020 and 2019, research and development expenses, were $5.3 million and $9.8 million, respectively. These amounts exclude $13.1 million and $4.3 million in 2020 and 2019, respectively, of capitalized internally developed software costs. Our research and development costs reflect certain payroll-related costs of employees directly associated with such activities, which are included in personnel costs on the consolidated statements of operations.
For the year ended December 31, 2018, our total operating costs of $10.6 million were primarily associated with research and development activities.
20. Regulation and statutory financial information
The Company’s insurance businesses, NATIC, States Title Insurance Company and States Title of California, as well as its agency businesses, States Title Central and North American Title Company, are subject to extensive regulation under applicable state laws. Each of the insurance underwriters is subject to a holding company act in its state of domicile which regulates, among other matters, the ability to pay dividends and enter into transactions with affiliates. The laws of most states in which the Company transacts business establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business, regulating trade practices, licensing agents, approving title insurance policy forms, accounting practices, financial practices, establishing reserve and capital and surplus as regards policyholders (“capital and surplus”) requirements, defining suitable investments for reserves and capital and surplus and approving rate schedules. The process of state regulation of changes in rates ranges from states which set rates, to states where individual companies or associations of companies prepare rate filings which are submitted for approval, to a few states in which rate changes do not need to be filed for approval.
Since we are regulated by both state and federal governments and the applicable insurance laws and regulations are constantly subject to change, it is not possible to predict the potential effects on our insurance operations of any laws or regulations that may become more restrictive in the future or if new restrictive laws will be enacted.
Our insurance subsidiaries are subject to regulations that restrict their ability to pay dividends or make other distributions of cash or property to their immediate parent company without prior approval from the Department of Insurance of their respective states of domicile. As of December 31, 2020, $39.7 million of our net assets are restricted from dividend payments without prior approval from the Departments of Insurance. During 2021, our title insurance subsidiary can pay or make distributions to us of approximately $16.4 million, without prior approval.
The combined statutory capital and surplus of our title insurers was approximately $39.7 million and $39.6 million as of December 31, 2020 and 2019, respectively. The combined statutory net income of our title insurance subsidiaries were $16.4 million and $9.9 million for the years ended December 31, 2020 and 2019, respectively.
Statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the various state insurance regulatory authorities. The National Association of Insurance Commissioners' (“NAIC”) Accounting Practices and Procedures manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by each of the states that regulate us. Each of our states of domicile for our title insurance underwriter subsidiaries have adopted a material prescribed accounting practice that differs from that found in NAIC SAP. Specifically, in both years, the timing of amounts released from the statutory unearned premium reserve under NAIC SAP differs from the states' required practice. Statutory surplus at December 31, 2020 and 2019, respectively, was lower by approximately $0.1 million and $0.8 million than if we had reported such amounts in accordance with NAIC SAP.
Pursuant to statutory requirements of the various states in which our insurers are domiciled, such insurers must maintain certain levels of minimum capital and surplus. Required levels of minimum capital and surplus are not significant to the insurers individually or in the aggregate. Each of our insurers has complied with the minimum statutory requirements as of December 31, 2020.

Effective December 31, 2020, States Title Insurance Company of California and States Title Insurance Company were merged into NATIC, and the three combined entities were re-domiciled to South Carolina.
There are no other restrictions on our retained earnings regarding our ability to pay dividends to shareholders although there are limits on the ability of certain subsidiaries to pay dividends to us, as described above.
21. Subsequent events
On January 1, 2021, the Company reinstated matching contributions to the Retirement Savings Plan, according to the aforementioned terms, rates, and limitations.
On January 29, 2021, the Company’s Senior Debt was fully funded for $150 million and the Company paid off the Loan from Lennar in the amount of $65.5 million using funds from the Senior Debt facility.
Effective February 24, 2021, the Company will cede 25% of the written premium on our instantly underwritten policies, instead of 100% in connection with the Quota Share Treaty.
On March 2, 2021, the Company entered into a merger agreement with Capitol Investment Corp. V (“Capitol”), a blank check company incorporated in the State of Delaware and formed for the purpose of effecting a merger. Pursuant to the agreement, a newly formed subsidiary of Capitol will be merged with and into Doma (“the Business Combination”). Upon the consummation of the Business Combination, Doma will survive and become a wholly-owned subsidiary of Capitol, which will be renamed Doma Holdings, Inc.
The Company has evaluated subsequent events through March 18, 2021, the date the consolidated financial statements were available to be issued, noting no subsequent events or transactions aside from the aforementioned that require disclosure.

Schedule V
Doma Holdings, Inc.
Valuation and Qualifying Accounts

(In Thousands)	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Year ended December 31, 2020:
Allowance for deferred tax assets	$11,623	$11,707	$—	$23,330
Liability for loss and loss adjustment expenses	62,758	15,337	8,295	69,800
Allowance for doubtful accounts	210	424	141	493
Year ended December 31, 2019:
Allowance for deferred tax assets	4,752	6,871	—	11,623
Liability for loss and loss adjustment expenses	—	71,551	8,793	62,758
Allowance for doubtful accounts	—	210	—	210
Year ended December 31, 2018:
Allowance for deferred tax assets	1,766	2,986	—	4,752
Liability for loss and loss adjustment expenses	—	—	—	—
Allowance for doubtful accounts	—	—	—	—

See accompanying Report of Independent Registered Public Accounting Firm.

Annex A
AGREEMENT AND PLAN OF MERGER
dated as of March 2, 2021
by and among
CAPITOL INVESTMENT CORP. V,
CAPITOL V MERGER SUB, INC.,
and
DOMA HOLDINGS, INC.

ANNEXES

Annex I – Earnout Shares

EXHIBITS

Exhibit A – Form of PubCo Charter
Exhibit B – Form of PubCo Bylaws
Exhibit C – Form of PubCo Equity Incentive Plan
Exhibit D – Form of PubCo Employee Stock Purchase Plan
Exhibit E – Form of Amended and Restated Registration Rights Agreement
Exhibit F – Form of Support Agreement
Exhibit G – Form of Lock-Up Agreement

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of March 2, 2021, is entered into by and among Capitol Investment Corp. V, a Delaware corporation (prior to the Effective Time, “Acquiror” and, at and after the Effective Time, “PubCo”), Capitol V Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Doma Holdings, Inc. (f/k/a States Title Holding, Inc.), a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Section 1.01 of this Agreement.
RECITALS
WHEREAS, Acquiror is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, the Company Board and the Acquiror Board have each approved and deemed it advisable and in the best interests of their respective stockholders to approve and adopt this Agreement;
WHEREAS, the board of directors of Merger Sub has approved and deemed it advisable and in the best interests of its sole stockholder to approve and adopt this Agreement;
WHEREAS, prior to the Effective Time, each share of Company Preferred Stock will be converted into one share of Company Common Stock;
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time: (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Acquiror (the Company, in its capacity as the surviving corporation of the Merger, is referred to as the “Surviving Corporation”) and (ii) Acquiror will change its name to “Doma Holdings, Inc.”;
WHEREAS, in connection with the Merger: (i) PubCo shall adopt an amended and restated certificate of incorporation substantially in the form set forth in Exhibit A (the “PubCo Charter”) and (ii) PubCo shall adopt amended and restated bylaws, substantially in the form set forth in Exhibit B (the “PubCo Bylaws”);
WHEREAS, the Acquiror Board has approved the Doma Holdings, Inc. Omnibus Incentive Plan, substantially in the form set forth in Exhibit C (the “PubCo Equity Incentive Plan”), and the Doma Holdings, Inc. Employee Stock Purchase Plan, substantially in the form set forth in Exhibit D (the “PubCo Employee Stock Purchase Plan”), and Acquiror shall adopt the PubCo Equity Incentive Plan and PubCo Employee Stock Purchase Plan concurrently with consummation of the Transactions;
WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Acquiror and (a) Capitol Acquisition Management V LLC, a Delaware limited liability company, (b) Capitol Acquisition Founder V LLC, a Delaware limited liability company, (c) Lawrence Calcano, (d) Richard C. Donaldson, (e) Raul J. Fernandez, and (f) Thomas Sidney Smith, Jr. (collectively, the “Sponsor”), are entering into that certain Sponsor Agreement (the “Sponsor Agreement”), whereby, among other things, the Sponsor has agreed: (i) to vote its Acquiror Class B Common Stock in favor of the Transactions; (ii) to waive certain anti-dilution provisions contained in the Acquiror Organizational Documents; (iii) to forfeit certain shares of its Acquiror Class B Common Stock and Acquiror Warrants in certain circumstances for no consideration; and (iv) to subject certain of its shares of PubCo Common Stock to vesting conditions;
WHEREAS, concurrently with the consummation of the Transactions, Acquiror will cause the Registration Rights Agreement to be amended and restated, substantially in the form set forth in Exhibit E (the “A&R Registration Rights Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the PIPE Investors and Acquiror have entered into subscription agreements (the “Subscription Agreements”) pursuant to which the PIPE Investors have agreed to purchase an aggregate of 30,000,000 shares of PubCo Common Stock at the Closing Stock Price immediately prior to the Effective Time (the “PIPE Financing” and the aggregate purchase price of such shares, the “PIPE Financing Amount”);WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to the Acquiror Shareholders to have their Acquiror Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement and the Proxy Statement in conjunction with obtaining approval from the Acquiror Shareholders of this Agreement and the Transactions (the “Offer”); and
WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, (ii) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code to which the Company and Acquiror are parties within the meaning of Section 368(b) of the Code, and (iii) the Merger and the PIPE Financing, taken together, shall qualify as a contribution governed by Section 351 of the Code (the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS
Section 1.01.    Definitions.
(a)    As used herein, the following terms shall have the following meanings:
“Acquiror Board” means the board of directors of Acquiror.
“Acquiror Class A Common Stock” means the Class A Common Stock of Acquiror, par value $0.0001 per share.
“Acquiror Class B Common Stock” means the Class B Common Stock of Acquiror, par value $0.0001 per share.
“Acquiror Common Stock” means Acquiror Class A Common Stock and Acquiror Class B Common Stock.
“Acquiror Disclosure Schedule” means that certain disclosure letter delivered by Acquiror and Merger Sub to the Company in connection with this Agreement.
“Acquiror Material Adverse Effect” means a material adverse effect on the ability of the Acquiror Parties to consummate the Transactions.
“Acquiror Organizational Documents” means the Amended and Restated Certificate of Incorporation of Acquiror, adopted as of December 1, 2020, and the Bylaws of Acquiror in effect as of the date hereof.
“Acquiror Parties” means Acquiror and Merger Sub.
“Acquiror Share Redemptions” means any redemptions of Acquiror Class A Common Stock in connection with the Offer.
“Acquiror Shareholder” means a holder of Acquiror Common Stock.
“Acquiror Units” means the units of Acquiror issued in connection with its initial public offering, which units were comprised of one share of Acquiror Class A Common Stock and one-third of one Acquiror Warrant.

“Acquiror Warrants” means warrants to acquire Acquiror Class A Common Stock that were included in the Acquiror Units sold as part of Acquiror’s initial public offering or sold to the Sponsor in a private placement in connection with such initial public offering.
“Acquisition Proposal” means, other than the Transactions, any offer or proposal relating to (i) with respect to the Company, (A) any acquisition or purchase, direct or indirect, of a material portion of the consolidated assets of the Company Group, taken as a whole, or a material portion of the Company Capital Stock or the capital stock of a Subsidiary of the Company whose assets, individually or in the aggregate, constitute a material portion of the consolidated assets of the Company Group, taken as a whole, or (B) a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any member of the Company Group whose assets, individually or in the aggregate, constitute a material portion of the consolidated assets of the Company Group, taken as a whole; or (ii) with respect to Acquiror, a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction that would constitute a Business Combination with or involving Acquiror (or any Affiliate or Subsidiary of Acquiror) and any party other than the Company.
“Action” means any claim, action, suit, investigation, assessment, arbitration, or proceeding, in each case that is by or before any Governmental Authority.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.
“Aggregate Closing Consideration” means $2,917,000,000.
“Ancillary Agreements” means the Support Agreements, the Sponsor Agreement, the Subscription Agreements, the A&R Registration Rights Agreement, the Lock-Up Agreements, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, Corruption of Foreign Public Officials Act (Canada) and similar Laws relating to anti-bribery or anti-corruption applicable to the Company from time to time.
“Antitrust Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, Governmental Orders, administrative and judicial doctrines and other applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment or actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Available Eligible Cash” means the cash available to be released from the Trust Account following any Acquiror Share Redemptions in connection with the Offer.
“Available PubCo Cash” means all cash and cash equivalents (including marketable securities, bank deposits, checks received but not cleared, and deposits in transit) of any of the Acquiror Parties as of 12:01 a.m. Pacific Time on the Closing Date, in each case, calculated in accordance with the accounting principles, policies, procedures, practices, applications and methodologies used in preparing the Acquiror Financial Statements (including (i) the Available Eligible Cash, (ii) the proceeds actually received by Acquiror in the PIPE Financing (which shall include the amount of any Alternative Financing, if applicable) and (iii) cash and cash equivalents (including marketable securities, bank deposits, checks received but not cleared, and deposits in transit) of the Acquiror Parties held outside of the Trust Account) and shall be calculated net of any outstanding checks written or ACH transactions or wire transfers that have been issued but remain outstanding or uncleared as of 12:01 a.m. Pacific Time on the Closing Date.
“Business Combination” has the meaning given to such term in the Acquiror Organizational Documents.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in San Francisco, California or New York, New York are authorized or required by Law to close.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law (together with all regulations and guidance related thereto issued by a Governmental Authority).
“Cash Eligible Option” means a Company Option that is vested and exercisable as of the date specified by the Company in the Form of Election that remains vested and exercisable as of immediately prior to the Effective Time, and for which the applicable grant date was June 1, 2019 or earlier.
“Cash Eligible Share” means a share of Company Common Stock that is issued and outstanding as of the date of this Agreement (excluding Company Restricted Shares) that (i) has been held continuously by the holder thereof (including by any of its Affiliates) since June 1, 2019; or (ii) was acquired upon the exercise of a Company Option that had a grant date of June 1, 2019 or earlier and has been held continuously by the holder thereof (including by any of its Affiliates) since the date of exercise.
“Closing Payments” means, without duplication: (i) the Outstanding Company Expenses; and (ii) the Outstanding Acquiror Expenses.
“Closing Stock Price” means $10.00 per share.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Board” means the board of directors of the Company.
“Company Bylaws” means the Company’s Amended and Restated Bylaws, as currently in effect on the date hereof.
“Company Capital Stock” means, collectively, the Company Common Stock and Company Preferred Stock.
“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended, and as currently in effect on the date hereof.
“Company Common Stock” means the common stock of the Company, par value $0.0001 per share.
“Company Disclosure Schedule” means that certain disclosure letter delivered by the Company to Acquiror and Merger Sub in connection with this Agreement.
“Company Group” means the Company and its Subsidiaries.
“Company Intellectual Property” means any and all Intellectual Property owned by any member of the Company Group.
“Company Investor Rights Agreement” means the Amended and Restated Investors’ Rights Agreement, dated as of January 8, 2020 and as it may be amended or modified from time to time, by and among the Company and the other parties thereto.
“Company Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of the Company Group, taken as a whole, excluding any effect resulting from: (i) the taking by any member of the Company Group of any COVID-19 Actions; (ii) any change in applicable Laws, or regulatory policies or interpretations thereof or in accounting or reporting standards or principles or interpretations thereof; (iii) any change in interest rates or economic, financial, market or political conditions generally; (iv) any change generally affecting any of the industries or markets in which any member of the Company Group operates; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, any epidemic or pandemic (including the COVID-19 pandemic) and any other force majeure event; (vi) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement (or the obligations hereunder) (provided that the exceptions in this clause (vi) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.04 or, to the extent related thereto, to the condition in Section 8.02(a)(iii)); (vii) the compliance with the express terms of this Agreement; or (viii) in and of itself, the failure of the Company Group, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period beginning on or after the date of this Agreement; except, in the case of each of clauses (i), (ii), (iii), (iv) or (v), to the extent that any such effect has a disproportionate adverse effect on the Company Group, taken as a whole, relative to the adverse effect on other companies operating in the title insurance industry or the other industries in which the Company Group materially engage; provided further that clause (viii) shall not preclude Acquiror from asserting that any facts or occurrences giving rise to or contributing to such effects that are not otherwise excluded from the definition of Company Material Adverse Effect should be taken into account in determining whether a Company Material Adverse Effect would have reasonably been expected to occur.
“Company Options” means options to purchase shares of the Company Common Stock granted under the Company Stock Plan.
“Company Restricted Shares” means the unvested restricted shares of Company Common Stock granted pursuant to the Company Stock Plan upon the “early exercise” of Company Options.
“Company ROFR and Co-Sale Agreement” means that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 5, 2019 and as it may be amended or modified from time to time, by and among the Company and the other parties thereto.
“Company Stock Plan” means the Company’s 2019 Equity Incentive Plan.
“Company Stockholder” means a holder of Company Capital Stock, immediately prior to the Effective Time.
“Company TSM Shares” means, without duplication, as of immediately before the Effective Time, the sum of: (i) the number of issued and outstanding shares of Company Common Stock (after giving effect to the Conversion); (ii) the number of shares of Company Common Stock issued or issuable upon the exercise of all vested Company Options (including after giving effect to any acceleration of any unvested Company Options in connection with the consummation of the Transactions); and (iii) the shares of Company Common Stock underlying all Company Warrants (after giving effect to the Conversion), in each case of clauses (ii) and (iii), determined on a net exercise basis. For purposes of determining the number of shares of Company Common Stock on a net exercise basis under clauses (ii) and (iii), the per-share value of the Company Common Stock shall be equal to the (A) the sum of (1) the Aggregate Closing Consideration plus (2) the aggregate exercise price of all vested Company Options and Company Warrants divided by (B) the Company TSM Shares determined as if the words “net exercise basis” were replaced with the words “cash exercise basis”.
“Company Voting Agreement” means the Amended and Restated Voting Agreement, dated as of December 5, 2019 and as it may be amended or otherwise modified from time to time, by and among the Company and the other parties thereto.
“Contracts” means any legally binding contracts, agreements, subcontracts, leases and purchase orders (other than any Company Benefit Plans).
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.
“COVID-19 Action” means any action taken or omitted to be taken after the date of this Agreement that is reasonably determined to be necessary or prudent to be taken in response to COVID-19 or any of the measures described in the definition of “COVID-19 Measures,” including the establishment of any policy, procedure or protocol.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the CARES Act.

“Derivative Securities” means, with respect to a Person, (i) securities of such Person convertible into or exchangeable for shares of capital stock or other voting securities of, or ownership interests in, such Person; (ii) warrants, calls, options or other rights to acquire from such Person, or other obligation of such Person to issue, any capital stock or other voting securities of, or ownership interests in, such Person, or securities convertible into or exchangeable for capital stock or other voting securities of, or ownership interests in, such Person; or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, such Person.
“DGCL” means the General Corporation Law of the State of Delaware.
“Environmental Laws” means any and all applicable Laws relating to pollution, protection of the environment (including natural resources) and human health and safety, or the use, storage, emission, disposal or release of or exposure to Hazardous Materials.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the quotient obtained by dividing (i) the Per Share Merger Consideration Value by (ii) the Closing Stock Price.
“Founder” means Max Simkoff, in his capacity as a Company Stockholder.
“Fraud” means actual and intentional common law fraud committed by a party hereto with respect to the making of the representations and warranties set forth in Article 3 or Article 4, as applicable. Under no circumstances shall “fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or any other fraud or torts based on recklessness or negligence.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governmental Authority” means any federal, state, provincial, municipal, local or non-U.S. government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal (including, without limitation, the NAIC, any Insurance Regulators, the Federal Deposit Insurance Corporation, the Comptroller of the Currency or the Federal Reserve Board, any central bank or any comparable authority).
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold, per- and polyfluoroalkyl substances or pesticides.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (i) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including “earnout” payments, (iii) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (iv) obligations under capitalized leases, (v) obligations under any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions, (vi) guarantees with respect to any amounts of a type described in clauses (i) through (v) above and (vii) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business.
“Insurance Business” means the business of underwriting title insurance.
“Insurance Regulator” means, with respect to a Regulated Insurance Company in any jurisdiction, the insurance commissioner or other insurance regulatory authority charged with the supervision of insurance companies and administration of insurance laws in such jurisdiction.
“Intellectual Property” means trademarks, service marks, trade names, mask works, inventions, patents, trade secrets, copyrights, know-how, internet domain names (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights.
“IT Systems” means information technology systems.
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.
“Lien” means any mortgage, deed of trust, pledge, charge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien, encumbrance or adverse claim of any kind, except for any restrictions on transfers of securities arising under any applicable Securities Laws. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
“Lock-Up Agreement” means a lock-up agreement, substantially in the form of Exhibit G, to be entered into with each of the Persons listed on Schedule 1.01(b) concurrently with the Closing.
“Minimum Cash” means $450,000,000.
“NAIC” means the National Association of Insurance Commissioners and any successor thereto.
“Net Settlement Cash Amount” means, for each Cash Electing Option (a) if the Secondary Available Cash Consideration exceeds the Aggregate Cash Election Amount, an amount in cash equal to (i) the Net Share Amount of such Cash Eligible Option, multiplied by (ii) the Per Share Merger Consideration Value; or (b) if the Aggregate Cash Election Amount exceeds the Secondary Available Cash Consideration, an amount in cash for such Cash Electing Option equal to the product of (A) the Net Share Amount of such Cash Eligible Option, multiplied by (B) the Per Share Merger Consideration Value, multiplied by (C) the Cash Fraction.
“Net Share Amount” means the number of shares of Company Common Stock a holder of a Company Option would receive if such holder of such Company Option exercised such Company Option immediately prior to the Closing, on a net exercise basis.
“NYSE” means the New York Stock Exchange.
“Parties” means (i) with respect to this Agreement, the Company, Acquiror and Merger Sub (and their permitted successors and assigns), and (ii) with respect to any Ancillary Agreement, the parties named in the preamble thereto (and their permitted successors and assigns), and references herein to a “Party” or the “Parties” means any of them.
“Per Share Merger Consideration Value” means (i) the Aggregate Closing Consideration divided by (ii) the Company TSM Shares.

“Per Share Stock Consideration” means, with respect to each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Conversion), a number of validly issued, fully paid and nonassessable shares of PubCo Common Stock equal to the Exchange Ratio.
“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.
“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business, (B) that relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions that may thereafter be paid without penalty to the extent appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP in the Company Financial Statements, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) of record, in each case, that do not or would not, individually or in the aggregate materially interfere with the present uses or occupancy of such real property or the current operation of the business of the Company Group, (v) licenses of Intellectual Property entered into in the ordinary course of business, (vi) Liens that secure obligations that are reflected as liabilities on, or referred to in the notes to, the most recent balance sheet included in the Company Financial Statements, (vii) in the case of real property, whether or not leased, matters that would be disclosed by an accurate survey or physical inspection of any such real property which do not or would not, individually or in the aggregate, materially interfere with the current use or occupancy of such real property or the current operation of the business of the Company Group, (viii) in the case of real property, whether or not leased, requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not or would not, individually or in the aggregate, materially interfere with the current use or occupancy of such real property or the current operation of the business of the Company Group, (ix) statutory Liens of landlords under Leases for amounts that (A) are not due and payable, (B) are being contested in good faith by appropriate proceedings and for which appropriate reserves for the amount being contested have been established in accordance with GAAP or (C) may thereafter be paid without penalty and (x) any Liens described on Section 1.01(a) of the Company Disclosure Schedule.
“Person” means any individual, firm, corporation, partnership (limited or general), limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.
“Personal Data” means any data or information in any media that alone or in combination with other information can be used to identify or that is reasonably capable of being used to identify, directly or indirectly, a natural person or any other information defined as “personal information,” “nonpublic personal information,” “personally identifiable information” or any similar term under any Laws relating to the Processing of Personal Data.
“PIPE Investor” means any Person that is a party to a Subscription Agreement.
“Privacy Laws” means any applicable Laws, codes of conduct and self-regulatory guidelines relating to Processing of Personal Data, including to the extent applicable: the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Telephone Consumer Protection Act, the Gramm–Leach–Bliley Act, the Fair Credit Reporting Act, the Health Insurance Portability and Accountability of 1996, as amended by the Health Information technology for Economic and Clinical Health Act, the California Consumer Privacy Act and any state Laws related to insurance.
“Process” or “Processing” means the access, collection, compilation, use, storage, processing, recording, safeguarding, distribution, disposal, destruction, disclosure, transfer of or other activity regarding Personal Data.
“PubCo Board” means the board of directors of PubCo.

“PubCo Common Stock” means shares of common stock of PubCo, par value $0.0001 per share.
“PubCo Governing Documents” means the PubCo Charter and the PubCo Bylaws.
“Redeeming Shareholder” means an Acquiror Shareholder who demands that Acquiror redeem its Acquiror Class A Common Stock for cash in connection with the Offer and in accordance with the Acquiror Organizational Documents.
“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of December 1, 2020 (as it may be amended or modified from time to time), by and among the Acquiror, the Sponsor and the other parties thereto.
“Regulated Insurance Company” means any Subsidiary of the Company that is authorized or admitted to carry on or transact Insurance Business in any jurisdiction and is regulated by any Insurance Regulator.
“Remaining Company Option Shares” means the number of shares of Company Common Stock into which a Cash Electing Option remains exercisable following a Deemed Partial Exercise pursuant to Section 2.07(a)(i).
“Representatives” means, collectively, with respect to any Person, such Person’s Affiliates, officers, directors, employees, agents or advisors, including any investment banker, broker, attorney, legal counsel, accountant, consultant or other authorized representative of such Person or its Affiliates.
“Requisite Company Stockholders” mean each of the holders of Company Capital Stock set forth on Section 5.02 of the Company Disclosure Schedule.
“SEC” means the United States Securities and Exchange Commission.
“Secondary Available Cash Consideration” means:
(a)    if Available PubCo Cash is greater than $450,000,000, an amount of cash equal to $81,000,000;
(b)    if Available PubCo Cash is greater than $438,000,000 but less than or equal to $450,000,000, an amount of cash equal to the Available Eligible Cash multiplied by fifty percent (50%);
(c)    if Available PubCo Cash is greater than $403,500,000 but less than or equal to $438,000,000, an amount of cash equal to the Available Eligible Cash multiplied by forty-five percent (45%);
(d)    if Available PubCo Cash is greater than $350,000,000 but less than or equal to $403,500,000, an amount of cash equal to the Available Eligible Cash multiplied by forty percent (40%); or
(e)    if Available PubCo Cash is less than or equal to $350,000,000, an amount of cash equal to $20,000,000.
For the avoidance of doubt, in no event will Secondary Available Cash Consideration be greater than $81,000,000 or less than $20,000,000.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.
“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a general or limited partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Support Agreement” means a support agreement, substantially in the form of Exhibit F, providing for certain stockholders of the Company to, among other things, vote in favor of the adoption of this Agreement and support the consummation of the Transactions.
“Tax” means any federal, state, provincial, territorial, local, non-U.S. and other income, unemployment, social security, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, sales, use, or other tax or other like governmental fee or assessment, in each case, in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, and including any liability of another person for any such amounts by operation of Law or as a transferee or successor.
“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.
“Transaction Documents” means this Agreement and the Ancillary Agreements.
“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger.
“Treasury Regulations” means the regulations promulgated under the Code.
“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.
(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquiror	Preamble
Acquiror Affiliate Agreement	4.23
Acquiror Board Recommendation	4.03
Acquiror Cure Period	9.01
Acquiror Financial Statements	4.08
Acquiror Material Contracts	4.15
Acquiror SEC Documents	4.07
Acquiror Shareholder Approval	4.03
Acquiror Shareholder Meeting	6.03
Aggregate Cash Election Amount	2.05

Term	Section
Agreement	Preamble
Allocation Statement	2.09
Alternative Financing	6.02
A&R Registration Rights Agreement	Recitals
Cash Election	2.05
Cash Electing Option	2.07
Cash Electing Share	2.05
Cash Election Limit	2.05
Cash Fraction	2.05
Certificate of Merger	2.01
Chosen Courts	10.10
Closing	2.01
Closing Date	2.01
Code	Recitals
Company	Preamble
Company Affiliate Agreement	3.13
Company Benefit Plan	3.18
Company Board Recommendation	3.03
Company Cure Period	9.01
Company D&O Insurance	7.05
Company Financial Statements	3.08
Company Preferred Stock	3.07
Company Stock Certificates	2.06
Company Stockholder Approval	3.03
Company Stockholder Cash Consideration	2.05
Company Stockholder Consideration	2.05
Company Stockholder Stock Consideration	2.05
Company Subsidiary Securities	3.02
Company Warrant	2.07
Confidentiality Agreement	10.08
Conversion	2.05
Converted Option	2.07
Deemed Partial Exercise	2.07
Dissenting Shares	2.14
Earnout Denominator	Annex I
Earnout Expiration Date	Annex I
Earnout Milestones	Annex I
Earnout Participant	Annex I
Earnout Pro Rata Portion	Annex I
Earnout Shares	Annex I
Earnout Strategic Transaction	Annex I
Effective Time	2.01
Election Time	2.06
End Date	9.01
Enforceability Exceptions	3.03

Term	Section
ERISA	3.18
ERISA Affiliate	3.18
Exchange Agent	2.10
Exchanged Restricted Stock	2.07
First Earnout Shares	Annex I
First Share Price Milestone	Annex I
First Share Price Milestone Date	Annex I
Form of Election	2.06
Funding Amount	2.10
Intended Tax Treatment	Recitals
Interim Period	5.01
Internal Controls	4.07
JOBS Act	6.04
Lease	3.14
Leased Property	3.14
Letter of Transmittal	2.10
Material Contracts	3.13
Material Permits	3.12
Merger	Recitals
Merger Sub	Preamble
Minimum Cash Condition	8.03
Multiemployer Plan	3.18
Net Settled Company Options	2.07
Offer	Recitals
Option Earnout Shares	2.07
Optionholder Cash Consideration	2.07
Outstanding Acquiror Expenses	2.09
Outstanding Company Expenses	2.09
Primary Capital Wire Amount	2.09
Privacy Commitments	3.17
PIPE Financing	Recitals
PIPE Financing Amount	Recitals
Proposals	7.02
Proxy Statement	7.02
PubCo	Preamble
PubCo Bylaws	Recitals
PubCo Charter	Recitals
PubCo Employee Stock Purchase Plan	Recitals
PubCo Equity Incentive Plan	Recitals
PubCo Fully Diluted Shares	7.06
PubCo Replacement Warrant	2.07
Registration Statement	7.02
Restricted Stock Earnout Shares	2.07
Second Earnout Shares	Annex I
Second Share Price Milestone	Annex I

Term	Section
Second Share Price Milestone Date	Annex I
Security Incident	3.17
Series A Preferred	3.07
Series A-1 Preferred	3.07
Series A-2 Preferred	3.07
Series B Preferred	3.07
Series C Preferred	3.07
Shareholder Action	7.09
Sponsor	Recitals
Sponsor Agreement	Recitals
Statutory Statements	3.06
Subscription Agreements	Recitals
Stock Election	2.05
Stock Electing Share	2.05
Surviving Corporation	Recitals
Surviving Provisions	9.02
Terminating Acquiror Breach	9.01
Terminating Company Breach	9.01
Treasury Share	2.05
Trust Account	4.18
Trust Agreement	4.18
Trustee	4.18
Written Consent	5.02
Section 1.02.    Construction.
(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b)    When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s or Acquiror’s business, as applicable (including, for the avoidance of doubt, reasonable actions taken, or omitted to be taken, in response to COVID-19). Notwithstanding anything to the contrary contained in this Agreement, nothing herein shall prevent the Company from taking or failing to take any COVID-19 Actions and (x) no such COVID-19 Actions shall be deemed to violate or breach this Agreement in any way, (y) all such COVID-19 Actions shall be deemed to constitute an action taken in the ordinary course of business and (z) no such COVID-19 Actions shall serve as a basis for Acquiror to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied.
(c)    Any reference in this Agreement to “PubCo” shall also mean Acquiror to the extent the matter relates to the pre-Closing period and any reference to “Acquiror” shall also mean “PubCo” to the extent the matter relates to the post-Closing period (including, for the purposes of this Section 1.02(c), the Effective Time).
(d)    Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(e)    Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(f)    The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.
(g)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Whenever this Agreement refers to a time, such time shall refer to Pacific Time.
(h)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(i)    The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been (i) provided no later than one (1) Business Day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (A) in the virtual “data room” set up by the Company in connection with this Agreement or (B) by delivery to such party or its legal counsel via electronic mail or hard copy form, or (ii) with respect to Acquiror, publicly filed with the SEC by Acquiror no later than two (2) Business Days prior to the date hereof.
Section 1.03.    Knowledge. As used herein, the phrase “to the knowledge of” shall mean the actual knowledge of:
(a)    in the case of the Company, those individuals named in Section 1.03 of the Company Disclosure Schedule; and
(b)    in the case of Acquiror or the Acquiror Parties, as applicable, those individuals named in Section 1.03 of the Acquiror Disclosure Schedule.
ARTICLE 2
THE MERGERS; CLOSING
Section 2.01.    The Mergers; Closing
(a)    The closing of the Merger (the “Closing”) shall take place as soon as reasonably practicable, but in any event no later than three (3) Business Days, after the date the conditions set forth in Article 8 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
(b)    At the Closing, the Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger filed by the Company (the “Certificate of Merger”), with the Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”). At the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation (and references herein to the Company for periods after the Effective Time shall include the Surviving Corporation).
(c)    At the Closing, Acquiror shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement in connection with the Closing to be so delivered and shall cause the Trustee, at the Closing, to (i) pay as and when due all amounts payable for the Acquiror Share Redemptions and (ii) pay all amounts then available in the Trust Account in accordance with this Agreement and the Trust Agreement, including the transfer of the Primary Capital Wire Amount to PubCo from the Trust Account (to the extent the Primary Capital Wire Amount shall be paid in whole or in part from the Trust Account). Thereafter, the Trust Account shall terminate.
Section 2.02.    Effects of the Mergers. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
Section 2.03.    Organizational Documents of Acquiror and the Surviving Corporation. At the Effective Time by virtue of the Merger, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter supplemented or amended in accordance with their terms and the DGCL.
Section 2.04.    Directors and Officers; Certain Closing Actions.
(a)    Conditioned upon the occurrence of the Closing, subject to any limitation with respect to any specific individual imposed under applicable Laws and the listing requirements of NYSE, the Company and the Acquiror Parties shall take all necessary action to cause the PubCo Board as of immediately following the Closing to consist of up to nine (9) directors, of whom:
(i)    one (1) individual shall be designated by the Sponsor, which individual shall (x) qualify as “independent” under applicable SEC and NYSE rules and regulations, (y) be reasonably acceptable to the Company and (z) be appointed as a member of the Class of the PubCo Board that has a term expiring at the Company’s 2023 annual meeting of stockholders pursuant to the PubCo Charter, no later than five (5) Business Days prior to the effectiveness of the Registration Statement;
(ii)    six (6) individuals shall be designated by the Company no later than five (5) Business Days prior to the effectiveness of the Registration Statement, who shall (x) have such qualifications, as a whole with all other members of the PubCo Board, as are necessary for PubCo to comply with applicable SEC and NYSE rules and regulations as of Closing and (y) initially serve in the Classes of the PubCo Board pursuant to the PubCo Charter as designated by the Company;
(iii)    one (1) additional individual shall be designated by the Company no later than five (5) Business Days prior to the effectiveness of the Registration Statement, which individual shall (x) qualify as “independent” under applicable SEC and NYSE rules and regulations, (y) be a woman and (z) initially serve in the Class of the PubCo Board pursuant to the PubCo Charter as designated by the Company; and
(iv)    one (1) individual shall be mutually designated by the Sponsor and the Company, which individual shall (x) qualify as “independent” under applicable SEC and NYSE rules and regulations, (y) be a woman from an under-represented community and (z) initially serve in the Class of the PubCo Board pursuant to the PubCo Charter as designated by the Company, no later than five (5) Business Days prior to the effectiveness of the Registration Statement.
(b)    Upon each individual becoming a director of the PubCo Board, PubCo will enter into customary indemnification agreements reasonably satisfactory to the Company and each such director.
(c)    Acquiror shall take all commercially reasonable actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the Persons determined by the Company and communicated in writing to Acquiror five (5) days prior to the Closing Date to be the officers of PubCo and officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed.

(d)    Prior to the Effective Time, Merger Sub shall deliver to the Company an executed consent of its sole stockholder approving this Agreement and the Merger.
(e)    Prior to the Effective Time, Acquiror shall adopt the PubCo Equity Incentive Plan and the PubCo Employee Stock Purchase Plan.
(f)    Concurrently with the Closing, Acquiror shall cause the Registration Rights Agreement to be amended and restated to be substantially in the form of the A&R Registration Rights Agreement. Acquiror shall have provided all Persons listed in Section 2.04(f) of the Company Disclosure Schedule a reasonable opportunity to become parties to the A&R Registration Rights Agreement before the Closing and will include them as parties if so requested by them.
Section 2.05.    Effect on Capital Stock. Subject to the provisions of this Agreement:
(a)    Immediately prior to the Effective Time, the Company shall cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Company Common Stock at the then effective conversion rate as calculated pursuant to Article IV, Section 4(b) of the Company Certificate of Incorporation (the “Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.
(b)    At the Effective Time (and, for the avoidance of doubt, following the consummation of the Conversion), by virtue of the Merger and without any action on the part of any Company Stockholder, subject to and in consideration of the terms and conditions set forth herein, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) Company Restricted Shares, (ii) any shares of Company Capital Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Common Stock” hereunder (each such share, a “Treasury Share”), and (iii) the Dissenting Shares), shall be cancelled and converted into the right to receive the following (in each case, without interest):
(i)    if such share is a Cash Eligible Share, then:
(A)    if the holder of such share makes a proper election to receive cash pursuant to Section 2.06 by the Election Time (a “Cash Election”) with respect to such share of Company Common Stock, which election has not been revoked pursuant to Section 2.06 (each such share, a “Cash Electing Share”), an amount in cash for such Cash Electing Share, equal to the Per Share Merger Consideration Value, except that if (x) the sum of the aggregate number of Dissenting Shares, plus the aggregate number of Cash Electing Shares, plus the aggregate number of Cash Electing Options multiplied by (y) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”), exceeds the Secondary Available Cash Consideration, then each Cash Electing Share shall be converted into the right to receive (A) an amount in cash, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Secondary Available Cash Consideration and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (B) an amount of Per Share Stock Consideration multiplied by one minus the Cash Fraction; provided, that each holder of Cash Eligible Shares may only make a Cash Election for up to the lesser of (x) 20% of the number of their Cash Eligible Shares and (y) Cash Eligible Shares plus Cash Eligible Options held by such holder having an aggregate value of $49,000,000 (the “Cash Election Limit”);
(B)    if the holder of such share makes a proper election to receive shares of PubCo Common Stock (a “Stock Election”) with respect to such share of Company Common Stock, which election has not been revoked pursuant to Section 2.06, the holder of such share fails to make a Cash Election or Stock Election with respect to such share in accordance with the procedures set forth in Section 2.06 by the Election Time, or such share would number in excess of the applicable Cash Election Limit (each such share, a “Stock Electing Share”), the applicable Per Share Stock Consideration; and

(C)    the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 2.08; or
(ii)    if such share is a not a Cash Eligible Share, then: (A) the applicable Per Share Stock Consideration; and (B) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 2.08.
The aggregate amounts of consideration allocated pursuant to this Section 2.05(b) is collectively referred to herein as the “Company Stockholder Consideration,” the amount of cash thereof, the “Company Stockholder Cash Consideration” and the amount of shares of PubCo Common Stock thereof, (excluding the Earnout Shares, the “Company Stockholder Stock Consideration”). All of the shares of Company Capital Stock converted into the right to receive consideration as described in this Section 2.05(b) shall no longer be outstanding and shall cease to exist, and each holder of Company Capital Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 2.05(b) into which such share of Company Capital Stock shall have been converted into in the Merger.
(c)    At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Capital Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled and no payment or distribution shall be made with respect thereto.
(d)    At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become an equal number of validly issued fully paid and non-assessable shares of common stock of the Surviving Corporation and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.
Section 2.06.    Consideration Election Procedure.
(a)    Each Company Stockholder and each holder of Company Options entitled to make a Cash Election shall be entitled to specify the number of such holder’s Cash Eligible Shares or Cash Eligible Options with respect to which such holder makes a Cash Election (up to such holder’s Cash Election Limit) or a Stock Election by complying with the procedures set forth in this Section 2.06 no later than 5:00 p.m. (Pacific time) on the tenth (10th) Business Day following the date on which the Form of Elections are first distributed to the Company Stockholders or such other date and time as the Company and Acquiror may mutually agree (the “Election Time”).
(b)    The Company shall or shall cause the Exchange Agent to distribute to each holder of Cash Eligible Shares or Cash Eligible Options (such Company Stockholders and holders of Cash Eligible Options determined as of the record date for determining the Company Stockholders entitled to provide the Company Stockholder Approval via written consent pursuant to Section 5.02) a form of election (the “Form of Election”) with the Letter of Transmittal. Each holder of Cash Eligible Shares or Cash Eligible Options may use the Form of Election to make a Cash Election or a Stock Election. In the event that any holder of Cash Eligible Shares or Cash Eligible Options fails to make a Cash Election or a Stock Election with respect to any or all Cash Eligible Shares or Cash Eligible Options, as the case may be, held or beneficially owned by such holder, then such holder shall be automatically deemed to have made a Stock Election with respect to those Cash Eligible Shares or Cash Eligible Options. The Company shall use its commercially reasonable efforts to make the Form of Election available to all persons (if any) who become entitled to make a Cash Election during the period between the record date for determining the Company Stockholders entitled to provide the Company Stockholder Approval via written consent and the Election Time.
(c)    Any applicable Cash Election pursuant to the Form of Election will be deemed properly made only if the Company has received at its designated office by the Election Time a Form of Election, duly completely and validly executed and accompanied by any documents required by the procedures set forth in the Form of Election, including, if the shares of Company Common Stock to which such Form of Election relates are represented by certificates, all such certificates (the “Company Stock Certificates”). Acquiror and the Company shall publicly announce the Election Time upon the distribution of the Form of Elections to the registered holders of Cash Eligible Shares and Cash Eligible Options.

(d)    Any Cash Election or Stock Election is final and irrevocable, unless (i) otherwise consented to in writing by the Company, in consultation with Acquiror, or (ii) this Agreement is validly terminated in accordance with Article 9, in which case all Cash Elections and Stock Elections shall automatically be revoked concurrently with the termination of this Agreement. Without limiting the application of any other transfer restrictions that may otherwise exist, after a Cash Election or a Stock Election is validly made or deemed to be made with respect to any Cash Eligible Share or Cash Eligible Option, no further registration of transfers of such Cash Eligible Shares or exercises of such Cash Eligible Options shall be made on the stock transfer books of the Company, unless and until such Cash Election or Stock Election is validly revoked in accordance with this Section 2.06.
(e)    The determination of the Company shall be final, conclusive and binding in the event of ambiguity or uncertainty as to whether or not a Cash Election or a Stock Election has been properly made or revoked pursuant to this Section 2.06. The Company shall also make all computations contemplated by Section 2.05(b) and Section 2.07, and this computation shall be final, conclusive and binding (other than in the case of manifest error). The Company may make any rules, subject to Acquiror’s prior written approval (such approval not to be unreasonably withheld, conditioned or delayed), as are consistent with this Section 2.06 for the implementation of Cash Elections and Stock Elections as shall be necessary or desirable to effect such elections in accordance with the terms of this Agreement.
Section 2.07.    Treatment of Company Options, Company Restricted Shares and Warrants.
(a)    Effective as of the Effective Time, for each Cash Eligible Option that is outstanding and unexercised immediately prior to the Effective Time, if the holder of such Cash Eligible Option makes a proper Cash Election pursuant to Section 2.06 by the Election Time with respect to such Cash Eligible Option, which election has not been revoked pursuant to Section 2.06 (each such Cash Eligible Option, a “Cash Electing Option”):
(i)    if the Aggregate Cash Election Amount exceeds the Secondary Available Cash Consideration, then, in each case, without interest:
(A)    a number of shares of Company Common Stock (the “Net Settled Company Options”) equal to the Net Settlement Cash Amount, divided by (x) the Per Share Merger Consideration, minus (y) the per share exercise price of such Cash Electing Option, shall be deemed exercised as of immediately prior to the Closing (a “Deemed Partial Exercise”), and the holder of such Cash Electing Option shall be entitled to receive (1) a cash payment for such Net Settled Company Options in the amount of the Net Settlement Cash Amount and (2) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 2.08; and
(B)    the Company Option for the Remaining Company Option Shares shall be assumed by PubCo and converted into (x) a stock option (a “Converted Option”) to acquire shares of PubCo Common Stock and (y) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 2.08 (the “Option Earnout Shares”). Each such Converted Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Company Stock Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions). As of the Effective Time, each such Converted Option as so assumed and converted shall be exercisable for that number of shares of PubCo Common Stock determined by multiplying the number of Remaining Company Option Shares subject to such Company Option following such Deemed Partial Exercise and immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent; provided that each Company Option (i) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and (ii) shall be adjusted in a manner that complies with Section 409A of the Code;

(ii)    if the Secondary Available Cash Consideration exceeds the Aggregate Cash Election Amount, then such Cash Electing Option shall be deemed exercised in full as of immediately prior to Closing, and such Cash Electing Option shall be cancelled and the holder of such Cash Electing Option shall be entitled to receive a cash payment in the amount of the Net Settlement Cash Amount;
provided, that each holder of a Cash Eligible Option may only make a Cash Election for up to the lower of (x) 20% of the number of their Cash Eligible Options and (y) Cash Eligible Shares plus Cash Eligible Options held by such holder having an aggregate value of $49,000,000. The aggregate Net Settlement Cash Amount allocated pursuant to this Section 2.07(a) is referred to herein as the “Optionholder Cash Consideration”. All payments of the Optionholder Cash Consideration shall be made through the Company’s payroll procedures, subject to Section 2.11.
(b)    Effective as of the Effective Time, each Company Option that is not a Cash Electing Option, including each Cash Eligible Option for which a Stock Election is made pursuant to Section 2.06, and that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by PubCo and shall be converted into (i) a Converted Option to acquire shares of PubCo Common Stock and (ii) the contingent right to receive the Option Earnout Shares; provided that unvested Company Options shall be entitled to the Option Earnout Shares only to the extent the corresponding Converted Option is not forfeited prior to the issuance of the applicable Option Earnout Shares. Each such Converted Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Company Stock Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions). As of the Effective Time, each such Converted Option as so assumed and converted shall be exercisable for that number of shares of PubCo Common Stock determined by multiplying the number of shares of the Company Capital Stock subject to such Company Option immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.
(c)    As of the Effective Time, all Company Options shall no longer be outstanding and each holder of Company Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 2.07(c).
(d)    Effective as of the Effective Time, each Company Restricted Share that is outstanding immediately prior to the Effective Time shall be converted into (i) an award with respect to a number of restricted shares of PubCo Common Stock, which shall continue to have, and shall be subject to, the same terms and conditions as applied to the award of such Company Restricted Share immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Company Stock Plan, in any award agreement or in such Company Restricted Share by reason of this Agreement or the Transactions) (such award of restricted shares, “Exchanged Restricted Stock”) equal to (A) the number of Company Restricted Shares subject to such award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and (ii) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 2.08, in each case, without interest (the “Restricted Stock Earnout Shares”); provided that any Company Restricted Share shall be entitled to the Restricted Stock Earnout Shares only to the extent the corresponding Exchanged Restricted Stock is not forfeited prior to the issuance of the applicable Restricted Stock Earnout Shares. As of the Effective Time, all Company Restricted Shares shall no longer be outstanding and each holder of Exchanged Restricted Stock shall cease to have any rights with respect to such Company Restricted Shares, except as set forth in this Section 2.07(d).
(e)    Effective as of the Effective Time, each warrant to purchase shares of Company Capital Stock (each, a “Company Warrant”) that is issued and outstanding immediately prior to the Effective Time and not exercised or expired pursuant to its terms at or immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of PubCo, the Company or the holder of any such Company Warrant, shall be automatically cancelled and retired, shall cease to exist and shall be converted into:

(i)    with respect to each Company Warrant set forth on Section 2.07(e)(i) of the Company Disclosure Schedule:(A) the number of shares of PubCo Common Stock such holder of such Company Warrant would receive if such Company Warrant were exercised immediately prior to the Closing (after giving effect to the Conversion), on a net exercise basis, and (B) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 2.08, in each case, without interest; and
(ii)    with respect to each Company Warrant set forth on Section 2.07(e)(ii) of the Company Disclosure Schedule, (A) a warrant (a “PubCo Replacement Warrant”) to acquire shares of PubCo Common Stock in accordance with this Section 2.07(e)(ii) and (B) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 2.08, in each case, without interest. Each such PubCo Replacement Warrant as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to each Company Warrant immediately prior to the Effective Time. As of the Effective Time, each PubCo Replacement Warrant shall be for that number of shares of PubCo Common Stock determined by multiplying the number of shares of the Company apital Stock subject to such Company Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent. As of the Effective Time, all Company Warrants shall no longer be outstanding and each holder of PubCo Replacement Warrants shall cease to have any rights with respect to such Company Warrant, except as set forth in this Section 2.07(e).
Section 2.08.    Earnout. Subject to the terms of Annex I hereto, following the occurrence of an Earnout Milestone, PubCo will promptly issue the Earnout Shares to each Earnout Participant in accordance with such participant’s Earnout Pro Rata Portion. All Earnout Shares will be validly issued, fully paid and nonassessable and clear of all Liens other than any obligations under the PubCo Governing Documents or applicable Securities Law restrictions when issued. Notwithstanding the foregoing, the issuance of the Option Earnout Shares and the Restricted Stock Earnout Shares will be subject to any withholding required pursuant to applicable Law pursuant to Section 2.11. In addition, any Option Earnout Shares and Restricted Stock Earnout Shares payable to holders of unvested Converted Options or Exchanged Restricted Stock shall be subject to terms and conditions that are substantially similar to those that applied to the award of such Company Option or Company Restricted Share, as the case may be, immediately prior to the Effective Time (including vesting and forfeiture conditions, but taking into account any changes thereto provided for in the Company Stock Plan, in any award agreement or in such Company Option or Company Restricted Share by reason of this Agreement or the Transactions); provided, that the vesting schedule shall be converted to a quarterly vesting schedule rather than monthly.
Section 2.09.    Consideration Calculation; Allocation Statement.
(a)    No later than 12 p.m. Pacific Time on the third (3rd) Business Day immediately preceding the Closing Date:
(i)    Acquiror shall provide to the Company its good faith calculation of Available PubCo Cash;
(ii)    the Company shall provide to Acquiror a written report setting forth a list of the fees, expenses and disbursements incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement, the other Transaction Documents and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses will have been incurred and will be expected to remain unpaid as of immediately prior to the Closing (but calculated after giving effect to the consummation of the Closing), including: (i) the fees and disbursements of the financial advisors to the Company, including Citigroup Global Markets Inc.; (ii) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions, including Davis Polk & Wardwell LLP; and (iii) the fees and expenses of any other agents, advisors, accountants, auditors, tax advisors, consultants and experts employed by the Company in connection with the Transactions (collectively, the “Outstanding Company Expenses”); and

(iii)    Acquiror shall provide to the Company a written report setting forth a list of (A) the fees, expenses and disbursements of Acquiror, Merger Sub or the Sponsor incurred by or on behalf of the Acquiror Parties in connection with Acquiror’s initial public offering (including any deferred underwriter fees), the preparation, negotiation and execution of this Agreement, the other Transaction Documents and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses will have been incurred and will be expected to remain unpaid as of immediately prior to the Closing (but calculated after giving effect to the consummation of the Closing), including: (i) the fees and disbursements of the financial advisors, brokers, finders or investment bankers to the Acquiror Parties, including Citigroup Global Markets Inc., J.P. Morgan Securities LLC, JMP Securities LLC, Oppenheimer & Co. Inc. and D.A. Davidson & Co.; (ii) the fees and disbursements of outside counsel to the Acquiror Parties incurred in connection with the Transactions, including Latham & Watkins LLP; and (iii) the fees and expenses of any other agents, advisors, accountants, auditors, tax advisors, consultants and experts employed by the Acquiror Parties in connection with the Transactions and (B) the amounts of any Indebtedness of any Acquiror Party that will remain unpaid as of the Closing (collectively, the “Outstanding Acquiror Expenses”) (it being understood that, for the avoidance of doubt, the Outstanding Acquiror Expenses shall not include any amount payable (x) to any Redeeming Shareholder in respect of a demand for redemption of Acquiror Class A Common Stock, (y) with respect to any Dissenting Shares or (z) pursuant to any indemnification and/or insurance policies for any former directors or officers of Acquiror or the Company, including any fees, expenses or premiums in connection therewith).
(b)    No later than 12 p.m. Pacific Time on the second (2nd) Business Day immediately preceding the Closing Date, the Company shall deliver to Acquiror an allocation statement (the “Allocation Statement”) setting forth:
(i)    the Company’s good faith calculation of Secondary Available Cash Consideration, the Company Stockholder Cash Consideration, the Company Stockholder Stock Consideration and the Optionholder Cash Consideration (including reasonable supporting detail thereof);
(ii)    the Company’s good faith determination of the amount of Available PubCo Cash to transfer by wire transfer of immediately available funds to the Company as primary capital (the “Primary Capital Wire Amount”) (such amount not to exceed Available PubCo Cash minus the Company Stockholder Cash Consideration minus the Optionholder Cash Consideration minus the Closing Payments) and applicable wire transfer instructions; and
(iii)    with respect to each Company Stockholder and each Earnout Participant, (A) the name and mailing address and, if available, e-mail address, of each such Person as set forth in the Company’s records; (B) the aggregate amount of Company Stockholder Cash Consideration and Company Stockholder Stock Consideration payable or issuable to such Person; and (C) such Person’s Earnout Pro Rata Portion.
Acquiror and the Company will each provide the other Party and such Party’s accountants and other Representatives with a reasonable opportunity to review all amounts and information provided under this Section 2.09 and shall consider in good faith the reasonable comments thereto (or to any component thereof). Notwithstanding anything to the contrary in this Agreement, the Parties shall be entitled to rely on, without any obligation to investigate or verify the accuracy or correctness thereof, the Allocation Statement (including all determinations therein), and no Company Stockholder shall be entitled to any amount in excess of the amounts to be paid to such holder in accordance with this Agreement and the Allocation Statement.
Section 2.10.    Payments; Exchange Agent; Letters of Transmittal
(a)    Immediately prior to or at the Effective Time:
(i)    Acquiror shall deposit, or cause to be deposited, with an exchange agent (the “Exchange Agent”) as mutually agreed by Acquiror and the Company pursuant to an exchange agreement mutually agreed by Acquiror, the Company and the Exchange Agent: (A) evidence of shares of PubCo Common Stock sufficient to deliver the Company Stockholder Stock Consideration and (B) cash in an amount sufficient to pay the Company

Stockholder Cash Consideration and the Optionholder Cash Consideration (collectively, the “Funding Amount”);
(ii)    Acquiror shall deposit, or cause to be deposited, with the Company, the Primary Capital Wire Amount; and
(iii)    Acquiror shall make all Closing Payments.
(b)    Concurrently with the distribution of the notice contemplated by Section 5.02, Acquiror shall or shall cause the Exchange Agent to distribute a letter of transmittal (the “Letter of Transmittal”) to each Company Stockholder at the address of such Company Stockholder provided by the Company, which shall (i) have customary representations and warranties as to title, authorization, execution and delivery; and (ii) include the Form of Election (if applicable), and which letter shall be in customary form and have such other provisions and enclosures as the Company and Acquiror may mutually agree. Acquiror or the Exchange Agent, as applicable, will share any delivered Letters of Transmittal with the Company as promptly as reasonably practicable.
(c)    No Company Stockholder shall be entitled to receive any portion of the Company Stockholder Consideration unless such holder has delivered a validly completed Letter of Transmittal. With respect to any Company Stockholder that delivers a Letter of Transmittal to Acquiror at or prior to the Effective Time, Acquiror shall instruct the Exchange Agent to pay such Company Stockholder the portion of the Company Stockholder Consideration to which such Company Stockholder is entitled at or promptly after the Closing. From and after the Effective Time, all Company Stockholders shall cease to have any rights other than the right to receive the portion of the Company Stockholder Consideration to which such Company Stockholder is entitled upon the delivery of a Letter of Transmittal, without interest.
(d)    From and after the Effective Time, there shall be no further registration of transfers of Company Capital Stock on the transfer books of the Surviving Corporation. If, after the Effective Time, validly completed Letters of Transmittal with respect to Company Capital Stock are presented to PubCo, the Surviving Corporation or the Exchange Agent, they shall be exchanged for the Company Stockholder Consideration provided for and in accordance with the procedures set forth in this Article 2 (for the avoidance of doubt, all such shares of Company Capital Stock shall be deemed to be Stock Electing Shares), without interest. Promptly following the earlier of (i) the date on which the entire Funding Amount has been disbursed and (ii) the date which is six (6) months after the Effective Time, PubCo shall instruct the Exchange Agent to deliver to PubCo any remaining portion of the Funding Amount, any Letters of Transmittal, and the other documents in its possession relating to the Transactions, and the Exchange Agent’s duties shall terminate. Thereafter, each Company Stockholder may look only to PubCo (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for the Company Stockholder Consideration that such Company Stockholder may have the right to receive pursuant to this Article 2 without any interest thereon. PubCo shall not be liable to any Company Stockholder for any amounts paid to any Governmental Authority pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by Company Stockholders two years after the Effective Time (or such earlier date, immediately before such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of PubCo free and clear of any claims or interest of any Person previously entitled thereto.
Section 2.11.    Withholding; Wage Payments. Each of the Company, the Acquiror Parties and each of their respective Affiliates and the Exchange Agent (and agents acting on their behalf) shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Person is required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law; provided that with respect to any deduction or withholding made by or at the direction of Acquiror from amounts deliverable to holders of equity interests in the Company, Acquiror shall (i) use commercially reasonable efforts to give the Company at least five Business Days’ prior written notice of any anticipated deduction or withholding (together with any legal basis therefor); and (ii) reasonably cooperate to allow the Company an opportunity to provide any forms or other documentation from the applicable equity holders or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 2.11. The notice and cooperation requirements in the immediately preceding sentence shall not apply in connection with payments properly treated as compensation for applicable Tax purposes, or in connection with withholding arising as a result of a failure to provide the certification described in Section 7.06(d) or from a failure to provide Tax forms or information requested in an applicable letter of transmittal. To the extent that the Company, any Acquiror Party or any of their respective Affiliates or the Exchange Agent (or agents acting on their behalf) withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the Parties shall cooperate to promptly pay such amounts through the payroll of the Surviving Corporation (or other applicable affiliate) to facilitate applicable withholding.
Section 2.12.    No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of PubCo Common Stock shall be issued in the Transactions. All shares of PubCo Common Stock that a Person is entitled to receive under this Agreement shall be rounded up or down, as applicable, to the nearest whole number.
Section 2.13.    Lost Certificates. In the event any Company Stock Certificate has been lost, stolen or destroyed, upon the delivery of a duly completely and validly executed Letter of Transmittal with respect to the shares formerly represented by such Company Stock Certificate, the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by Acquiror or the Exchange Agent, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror or the Exchange Agent with respect to such Company Stock Certificate, Acquiror or the Exchange Agent shall issue or pay in exchange for such lost, stolen or destroyed Company Stock Certificate the Company Stockholder Consideration issuable or payable in respect thereof.
Section 2.14.    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Company Stockholder Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist, and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive the Company Stockholder Consideration (as if such share was subject to a Stock Election) upon the terms and conditions set forth in this Agreement. The Company shall give Acquiror prompt notice of any demands received by the Company for appraisal of shares of Company Capital Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 10.14, except as set forth in the Company Disclosure Schedule, the Company represents and warrants to the Acquiror Parties as of the date of this Agreement and as of the Closing Date (except, with respect to such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, which shall be given as of such date), as follows:
Section 3.01.    Corporate Organization.
(a)    The Company has been duly incorporated, is validly existing and is in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Each of the Company Certificate of Incorporation and Company Bylaws previously made available by the Company to Acquiror is a true, correct and complete copy.
(b)    The Company is licensed or duly qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.02.    Subsidiaries.
(a)    Each Subsidiary of the Company:
(i)    has been duly organized and is validly existing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted; and
(ii)    is in good standing under the laws of its jurisdiction of organization (where applicable), is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except, in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien, and there are no issued, reserved for issuance or outstanding Derivative Securities of a Subsidiary of the Company (collectively, “Company Subsidiary Securities”). There are no outstanding obligations of any member of the Company Group to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.
Section 3.03.    Due Authorization.
(a)    The execution, delivery and performance by the Company of the Transaction Documents to which the Company is a party and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the Company Stockholder Approval and the approvals described in Section 3.05, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative votes of: (i) holders of a Preferred Majority (as defined in the Company Certificate of Incorporation), voting as a separate class, (ii) holders of at least a majority of the voting power of the outstanding shares of Company Capital Stock (on an as converted basis), voting together as a single class and (iii) holders of a majority of the Company Common Stock, voting as a separate class, are the only votes of the holders of the Company Capital Stock necessary to adopt and approve this Agreement and to consummate the Transactions (the “Company Stockholder Approval”).
(b)    At a meeting duly called and held, the Company Board (i) unanimously determined that this Agreement, the other Transaction Documents to which the Company is a party and the Transactions are fair to and in the best interests of the Company’s stockholders; (ii) unanimously approved, adopted and declared advisable this Agreement, the other Transaction Documents to which the Company is a party and the Transactions; and (iii) unanimously resolved, pursuant to Section 5.02, to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).
(c)    This Agreement and the other Transaction Documents to which the Company is a party have been duly authorized, and have been or will be, duly and validly executed and delivered by the Company, as applicable, and, assuming due authorization and execution by each other party hereto and thereto, constitute, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (such exceptions, the “Enforceability Exceptions”).

Section 3.04.    No Conflict. The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Company Certificate of Incorporation, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company, or any of their respective properties or assets, (c) assuming compliance with the matters referred to in Section 3.03 and Section 3.05, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any member of the Company Group is entitled under any provision of any agreement or other instrument binding upon it or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company, except, in the case of clauses (b), (c) or (d) above, except as would not, individually or in the aggregate, (i) reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (ii) materially adversely affect the ability of the Company to perform or comply with on a timely basis any material obligation under this Agreement or to consummate the Transactions.
Section 3.05.    Governmental Authorization. Assuming the accuracy of the representations and warranties of the Acquiror Parties contained in this Agreement, the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than for (a) compliance with any applicable requirements of the HSR Act and any other Antitrust Law, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable Securities Laws, including the filing and effectiveness of the Registration Statement, and (c) any actions or filings the absence of which would not, individually or in the aggregate, (i) reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (ii) materially adversely effect the Company’s ability to perform or comply with on a timely basis any material obligation under this Agreement or the Transaction Documents or to consummate the Transactions.
Section 3.06.    Insurance Statements. Each statement, together with all exhibits and schedules thereto, and all actuarial opinions, affirmations and certifications required in connection therewith, and all required supplemental materials, filed on behalf of the Company Group with any Insurance Regulator since January 1, 2018 (the “Statutory Statements”) was prepared in conformity with the statutory accounting practices and procedures prescribed by the Insurance Regulator of the applicable state of domicile and applied on a consistent basis. Since January 1, 2018, no material deficiency in respect of the Statutory Statements has been asserted by a Governmental Authority. True, complete and correct copies of all financial examination reports of Insurance Regulators issued since January 1, 2018 related to the Company Group (excluding routine statistical data reports filed with Insurance Regulators in the ordinary course of business) have been provided to Acquiror, and no material deficiencies or violations have been noted in such reports.
Section 3.07.    Capitalization.
(a)    As of the date hereof, the authorized capital stock of the Company consists of: (i) 54,000,000 shares of Company Common Stock; and (ii) 36,004,015 shares of preferred stock, $0.0001 per share (the “Company Preferred Stock”), of which (A) 7,295,759 shares are designated as Series A Preferred Stock (the “Series A Preferred”); (B) 12,975,006 shares are designated as Series A-1 Preferred Stock (the “Series A-1 Preferred”); (C) 2,335,837 shares are designated as Series A-2 Preferred Stock (the “Series A-2 Preferred”); (D) 2,642,036 shares are designated as Series B Preferred Stock (the “Series B Preferred”); and (E) 10,755,377 shares are designated as Series C Preferred Stock (the “Series C Preferred”).
(b)    As of the date hereof, there were: (i) 10,879,764 shares of Company Common Stock issued and outstanding, of which 268,402 shares represent Company Restricted Shares; (ii) 7,295,759 shares of Series A Preferred issued and outstanding; (iii) 8,159,208 shares Series A-1 Preferred issued and outstanding; (iv) 2,335,837 shares of Series A-2 Preferred issued and outstanding; (v) 2,642,036 shares Series B Preferred issued and outstanding; and (vi) 10,119,484 shares of Series C Preferred issued and outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(c)    Section 3.07(c) of the Company Disclosure Schedule sets forth, as of such date, for each outstanding Company Option, the name of the holder of such option, the number of shares of Company Common Stock issuable upon the exercise of such option, the exercise price of such option, the date of grant of such option, the expiration date of such option, the vesting schedule for such option and whether such option is a nonstatutory option or qualifies as an “incentive stock” option as defined in Section 422 of the Code.
(d)    Section 3.07(d) of the Company Disclosure Schedule sets forth, as of such date, for each outstanding Company Restricted Share, the name of the holder of such Company Restricted Share, the number of Company Restricted Shares, the date of grant of such Company Restricted Shares, and the vesting schedule for such Company Restricted Share.
(e)    Section 3.07(e) of the Company Disclosure Schedule sets forth a complete and correct list of each Company Warrant.
(f)    As of the date hereof there are no issued, reserved for issuance or outstanding Derivative Securities of the Company, except for (x) the Company Options, (y) the Company Preferred Stock and (z) the Company Warrants. There are no shareholders agreements, voting trusts, registration rights agreements or other similar Contracts to which any member of the Company Group is a party other than the Support Agreements, Company Voting Agreement, Company ROFR and Co-Sale Agreement and the Company Investor Rights Agreement.
Section 3.08.    Financial Statements.
(a)    Attached as Section 3.08 of the Company Disclosure Schedule are true and accurate copies of audited consolidated financial statements of the Company Group as of and for the years ended December 31, 2018 and 2019 and the unaudited consolidated financial statements of the Company Group as of and for the year ended December 31, 2020 (the “Company Financial Statements”). The Company Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations and comprehensive income of the Company Group as of the dates and for the periods indicated in such Company Financial Statements in conformity with GAAP (subject to, in the case of the unaudited consolidated financial statements of the Company Group as of and for the year ended December 31, 2020, customary audit adjustments and the absence of footnotes thereto), and were derived from, and accurately reflect in all material respects, the books and records of the Company Group.
(b)    Neither the Company (including any employee thereof) nor any of the Company Group’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company Group, (ii) any fraud, whether or not material, that involves the Company Group’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company Group or (iii) any claim or allegation regarding any of the foregoing. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
Section 3.09.    Absence of Changes.
(a)    Since December 31, 2020, there has not been any change, development, condition, occurrence, event or effect that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect.
(b)    Except in connection with the Transactions, from December 31, 2020 through and including the date of this Agreement, the Company has in all material respects, conducted its business and operated its properties in the ordinary course of business (including, for the avoidance of doubt, any COVID-19 Actions).
Section 3.10.    No Undisclosed Material Liabilities. There is no liability, debt or obligation against the Company Group that would be required to be set forth or reserved for on a balance sheet of the Company prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities or obligations (a) reflected or reserved for on the Company Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Company Financial Statements in the ordinary course of business, (c) disclosed in the Company Disclosure Schedule, (d) arising under or related to this Agreement and/or the performance by the Company of its obligations hereunder (including, for the avoidance of doubt, any Outstanding Company Expenses), or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole.
Section 3.11.    Litigation and Proceedings. There are no pending or, to the knowledge of the Company, threatened, Actions or investigations against any member of the Company Group that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company Group nor any property, asset or business of the Company Group is subject to any Governmental Order or, to the knowledge of the Company, any continuing investigation by any Governmental Authority, in each case that, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon the Company Group which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement.
Section 3.12.    Compliance with Laws; Permits.
(a)    Except (i) with respect to compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.15), and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (A) each member of the Company Group is, and since January 1, 2018 has been, in compliance with all applicable Laws; and (B) no member of the Company Group has received any written notice from any Governmental Authority of a violation of any applicable Law by the Company at any time since January 1, 2018.
(b)    Since January 1, 2016, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there has been no action taken by the Company Group or, to the knowledge of the Company, any officer, director, manager, employee or agent of the Company Group, in each case, acting on behalf of the Company Group, in violation of any applicable Anti-Corruption Law, (ii) no member of the Company Group has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) no member of the Company Group has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) no member of the Company Group has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.
(c)    Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to (i) such ownership, lease, operation or conduct or (ii) the Company Group, taken as a whole. Except as would not, individually or in the aggregate, be expected to be material to the Company Group, taken as a whole, (A) each Material Permit is in full force and effect in accordance with its terms, (B) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or its Subsidiaries, (C) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (D) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit, and (E) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or its Subsidiaries.

Section 3.13.    Contracts; No Defaults.
(a)    Section 3.13(a) of the Company Disclosure Schedule contains a listing of all Contracts (other than purchase orders) described in clauses (i) through (ix) below to which, as of the date of this Agreement, any member of the Company Group is a party or by which any of their assets are bound (together with all material amendments, waivers or other changes thereto) (collectively, the “Material Contracts”):
(i)    involving receipts to the Company or obligations of the Company in excess of $500,000 (contingent or otherwise) for the year-ended December 31, 2020;
(ii)    between the Company and any Affiliate of the Company (a “Company Affiliate Agreement”);
(iii)    involving any loans or advances by the Company to any officer or director which are outstanding as of the Closing other than ordinary advances for travel expenses;
(iv)    any Contract under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed Indebtedness, in each case, in an amount in excess of $500,000 of committed credit, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business), in each case, in an amount in excess of $500,000 of committed credit;
(v)    (A) each employment or consulting Contract (excluding customary form offer letters entered into in the ordinary course of business) with any employee or other individual service provider of the Company or its Subsidiaries that provides for annual base cash salary in excess of $350,000 or (B) any severance, retention, change in control or similar agreement with any current or former employee, director or other individual service provider with any outstanding actual or potential liability;
(vi)    each collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council;
(vii)    any Contract pursuant to which the Company or its Subsidiaries licenses from a third party Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than (A) click-wrap, shrink-wrap and off-the-shelf software licenses and (B) any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $200,000 per year;
(viii)    each Contract entered into in connection with a completed material acquisition by the Company or its Subsidiaries of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);
(ix)    that materially restrict or affect the development or sale of the Company’s products or services; or
(x)    any joint venture Contract, partnership agreement or similar Contract that is material to the business of the Company.
(b)    True, correct and complete copies of the Material Contracts have been delivered to or made available to Acquiror or its Representatives. Except for any Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) such Material Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company to the extent a party thereto in accordance with their terms, subject to the Enforceability Exceptions, (ii) none of the Company or, to the knowledge of the Company, any other party thereto is in breach of or default (or would be in breach, violation or default but for the existence of a cure period) under any Material Contract, (iii) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Material Contract by the Company or its Subsidiaries or to the knowledge of the Company any other party thereto (in each case, with or without notice or lapse of time or both), and (iv) during the last 12 months, neither the Company nor its Subsidiaries has received written notice from any other party to any such Material Contract that such party intends to terminate or not renew any such Material Contract.
Section 3.14.    Real Property; Assets.
(a)    No member of the Company Group owns any real property.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Group has good and valid title to, or valid leasehold interests in, all property and assets reflected on the most recent balance sheet of the Company included in the Company Financial Statements, or acquired after such date, except as have been disposed of since such date in the ordinary course of business, in each case, free and clear of all Liens except for Permitted Liens.
(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which any member of the Company Group leases, subleases or licenses any real property (each, a “Leased Property”) is valid, binding enforceable in accordance with their respective terms and in full force and effect; (ii) no member of the Company Group, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and no member of the Company Group has received notice that it has breached, violated or defaulted under any Lease; and (iii) no member of the Company Group has assigned, transferred, conveyed, mortgaged, deeded in trust, leased, subleased, licensed or otherwise granted anyone any interest in, or the right to use or occupy, any Leased Property or any portion thereof.
Section 3.15.    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each member of the Company Group:
(a)    is in compliance with all Environmental Laws and not subject to, and has not received, any Governmental Order relating to any non-compliance with Environmental Laws by the Company or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials; and
(b)    has all environmental permits necessary for its operations to comply with all Environmental Laws and is in compliance with the terms of such permits.
Section 3.16.    Intellectual Property.
(a)    Section 3.16(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a list of all material registrations and material applications for registration included in the Company Intellectual Property.
(b)    Except as set forth on Section 3.16(b) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company Group owns their right, title and interest in and to the Company Intellectual Property free and clear of all Liens (except Permitted Liens), (ii) each member of the Company Group owns or has a right to use all Intellectual Property necessary for the conduct of its respective businesses as currently conducted, (iii) no Actions are pending against any member of the Company Group by any third party claiming infringement of Intellectual Property owned by such third party by any member of the Company Group or by the conduct of any member of the Company Group’s respective business and (iv) to the knowledge of the Company, (A) no third party is currently infringing any Company Intellectual Property and (B) the Company Group is not currently infringing any Intellectual Property owned by a third party.
(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company Group has taken commercially reasonable measures to implement IT Systems that provide for system redundancy and back-up of data and information to avoid disruption or interruption to the business of any member of the Company Group, (ii) commercially reasonable security and confidentiality arrangements are in force in relation to the Company Group’s IT Systems and there is in place a commercially reasonable disaster recovery plan designed to enable the Company Group to continue to conduct their business if there were significant interruption of or damage to or destruction of some or all of the Company Group’s IT Systems, and (iii) in the last twenty four (24) months there has not been any breakdown, malfunction, error, defect or failure in the Company Group’s IT Systems or destruction or loss of any data, any virus or bug affecting the Company Group’s IT Systems.
Section 3.17.    Data Privacy and Security
(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Group and, to the knowledge of the Company, all vendors, processors or other third parties Processing Personal Data for or on behalf of the Company Group, have complied with (i) the Company Group’s applicable privacy policies, Contracts and terms of use and (ii) all Privacy Laws (together, the “Privacy Commitments”).
(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Group has, and has required all other entities that Process any Personal Data for or on their behalf or with whom the Company Group otherwise shares Personal Data to have, implemented commercially reasonable administrative, physical and technical safeguards to (i) protect and maintain the confidentiality, integrity and security of Personal Data against any accidental or unauthorized control, use, access, disclosure, interruption, modification, destruction, compromise or corruption (a “Security Incident”), and (ii) provide notification to the Company Group in the case of a Security Incident.
(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company Group has experienced, been notified of or sent any notification to any Person of any Security Incident involving Personal Data, and (ii) the Company Group has not received any written notice of any claims, investigations (including investigations by a Governmental Authority), audits, inquiries or alleged violations of Privacy Laws with respect to Personal Data Processed by the Company Group.
Section 3.18.    Company Benefit Plans.
(a)    Section 3.18(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Company Benefit Plan. “Company Benefit Plan” means any material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and each equity or equity-based incentive, retirement, profit sharing, termination, bonus, incentive, severance, separation, change in control, retention, deferred compensation, vacation, paid time off, medical, dental, life or disability or material fringe benefit plan, program Contract or other obligation, whether or not in writing and whether or not subject to ERISA, that is maintained, sponsored or contributed to (or required to be contributed to) by any member of the Company Group for the benefit of its current and former employees or under which any member of the Company Group has any material liability (contingent or otherwise).
(b)    The Company has made available to Acquiror copies of, as applicable, (i) each Company Benefit Plan and all amendments thereto or, if such Company Benefit Plan is unwritten, an accurate summary of the material terms thereof, (ii) a current summary plan description and all summaries of material modification thereto, if any, (iii) the most recent Internal Revenue Service determination letter, (iv) each trust, insurance, annuity or other funding Contract related thereto (if any), and (v) all material correspondence to or from any Governmental Authority received in the last three years with respect to any such Company Benefit Plan.
(c)    Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements in accordance with GAAP. Each of the Company Group members are in compliance in all material respects with ERISA, the Code and all other Laws applicable to Company Benefit Plans.

(d)    Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. To the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such Company Benefit Plan.
(e)    Neither the Company nor any of its ERISA Affiliates has in the past six years sponsored, maintained, contributed to or has in the last six years been required to contribute to, at any point during the six (6) year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other defined pension plans, in each case, that is subject to Title IV of ERISA or Section 412 of the Code. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code. Neither the Company nor any of its Subsidiaries maintains, contributes to or is required to contribute to or has any material liability to any plan or arrangement which provides retiree health, medical, life or other welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code. Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole, none of the Company Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).
(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to the Company Benefit Plans, there are no (i) administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened and (ii) to the knowledge the Company, threatened claims against any Company Benefit Plan or against the Company or any of its Subsidiaries involving any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan (other than routine claims for benefits).
(g)    Except as set forth in Section 3.18(g) of the Company Disclosure Schedule, the consummation of the Transactions, alone or together with any other event, will not (i) result in any payment or benefit becoming due or payable, to any current or former employee, director, independent contractor or consultant, (ii) result in the acceleration of the time of payment, vesting or funding or increase the amount of any such benefit or compensation, (iii) trigger any payment or funding (through a grantor trust or otherwise) of any material compensation or benefits or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or limit the ability of the Company to terminate any Company Benefit Plan.
(h)    No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer, director or other service provider of the Company Group who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions.
(i)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of any member of the Company Group is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.
Section 3.19.    Labor Matters.
(a)    (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the

Company or any of its Subsidiaries, (ii) no labor union or organization, works council or group of employees of the Company Group has made a pending written demand for recognition or certification, and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.
(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no (i) existing or, to the knowledge of the Company, threatened strikes or lockouts with respect to any employees of, or individuals who provide services primarily with respect to, any member of the Company Group, (ii) unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to employees of any member of the Company Group and (iii) slowdown or work stoppage in effect or, to the knowledge of the Company, threatened with respect to employees or other individual service providers of any member of the Company Group.
(c)    Except as would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries is in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, employee classification, nondiscrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non- exempt employees, and unemployment insurance. Neither the Company nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken in the past year.
(d)    Since January 1, 2018: (i) to the knowledge of the Company, no material allegations of discrimination, harassment (including sexual harassment), or retaliation have been made against any current or former officer, director, or executive of the Company or its Subsidiaries in connection with such individual’s employment or service with the Company; and (ii) neither the Company nor any of its Subsidiaries have been involved in any material proceedings, or entered into any material settlement agreements, related to allegations of discrimination, harassment (including sexual harassment), retaliation, or misconduct by any current or former officer or director of the Company.
Section 3.20.    Taxes.
(a)    All material Tax Returns required by Law to be filed by or on behalf of any member of the Company Group have been duly and timely filed (taking into account any applicable extensions) and all such Tax Returns are true, complete and accurate in all material respects.
(b)    All material Taxes (whether or not shown on any Tax Returns) due and owing by any member of the Company Group have been timely paid. Since the date of the latest Company Financial Statements, no member of the Company Group has incurred any material liability for Taxes outside the ordinary course of business (other than in connection with the transactions contemplated by this Agreement).
(c)    Each member of the Company Group has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.
(d)    No member of the Company Group is currently engaged in any audit, examination, administrative or judicial proceeding with any Governmental Authority with respect to material Taxes. No member of the Company Group has received any written notice from any Governmental Authority of a claim, assessment or proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved.

(e)    No written claim has been made by any Governmental Authority in a jurisdiction in which any member of the Company Group does not file a Tax Return that such entity is or may be subject to material Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.
(f)    There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, a material amount of Taxes of any member of the Company Group (other than ordinary course extensions of time to file Tax Returns), and no written request for any such waiver or extension is currently pending.
(g)    No member of the Company Group, and no predecessor thereof, has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.
(h)    No member of the Company Group has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i)    Except with respect to deferred revenue or prepaid subscription revenues collected by the Company Group in the ordinary course of business, the Company Group will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or any use of an improper method of accounting in a period prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issued or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received or deferred revenue accrued prior to the Closing; or (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) that existed prior to the Closing. No member of the Company Group has any liability in connection with Sections 951, 951A or 965 of the Code.
(j)    There are no Liens with respect to Taxes on any of the assets of any member of the Company Group, other than Permitted Liens described in clause (iii) of the definition of such term.
(k)    No member of the Company Group has any material liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) or (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise (except, in each case, for liabilities pursuant to commercial contracts entered into in the ordinary course of business the primary purpose of which are not Taxes).
(l)    No member of the Company Group is a party to or bound by, nor does it have any material obligation to, any Governmental Authority or other Person under any material Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).
(m)    Each member of the Company Group is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(n)    No member of the Company Group has, within the last three years, owned an interest in an entity organized in a jurisdiction outside the United States.
(o)    To the knowledge of the Company Group, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
(p)    Each member of the Company Group has complied in all material respects with Laws relating to escheat and unclaimed property.

Section 3.21.    Brokers’ Fees. Except as described on Section 3.21 of the Company Disclosure Schedule (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company.
Section 3.22.    Registration Statement. None of the information relating to the Company supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 3.22, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.
Section 3.23.    Customers and Suppliers. Section 3.23 of the Company Disclosure Schedule sets forth a complete and accurate list of (a) the ten (10) largest customers of the Company and its Subsidiaries, based on the total dollar amount of revenue with respect to such customers, for the fiscal year ended December 31, 2020 and (b) the ten (10) largest suppliers of the Company and its Subsidiaries, based on dollar amount of expenditures with such suppliers for the fiscal year ended December 31, 2020. None of the customers or suppliers listed in Section 3.23 of the Company Disclosure Schedule has notified the Company or any of the Company’s Subsidiaries in writing, or to the Company’s knowledge, verbally (i) that it will materially and adversely reduce its annual level of business or materially and adversely change the terms on which it does business with the Company or any of the Company’s Subsidiaries or (ii) initiated or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.
Section 3.24.    Independent Investigation; No Additional Representations and Warranties. The Company acknowledges and agrees:
(a)    the Company and its Affiliates and their respective Representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Acquiror Parties, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Acquiror Parties for such purpose;
(b)    the Company is relying only on that independent investigation and the express representations and warranties set forth in Article 4 (including the related portions of the Acquiror Disclosure Schedule), and not on any other representation or statement made by the Acquiror Parties nor any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or Representatives, and that none of such Persons is making or has made any representation or warranty whatsoever, express or implied, other than those expressly given by the Acquiror Parties in Article 4, including without limitation any other implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Acquiror Parties; and
(c)    the Acquiror Parties make no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Acquiror Parties or the future business, operations or affairs of the Acquiror Parties heretofore or hereafter delivered to or made available to the Company or its respective Representatives or Affiliates.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR PARTIES
Subject to Section 10.14, except as set forth (x) in the Acquiror Disclosure Schedule or (y) any publicly available Acquiror SEC Document, the Acquiror Parties represent and warrant to the Company as of the date of this Agreement and as of the Closing Date (except, with respect to such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, which shall be given as of such date), as follows:
Section 4.01.    Corporate Organization.
(a)    Acquiror has been duly organized and is validly existing as a Delaware corporation and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Acquiror Organizational Documents previously made available by Acquiror to the Company are a true, correct and complete copies and are in effect as of the date of this Agreement. Acquiror is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in the Acquiror Organizational Documents.
(b)    Acquiror is licensed or duly qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.
Section 4.02.    Merger Sub.
(a)    Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.
(b)    Merger Sub was formed for the sole purpose of entering into this Agreement and consummating the Transactions and, from the time of its formation, has taken no action and engaged in no business activities, in each case, other than actions incidental to entering into this Agreement and consummating the Transactions.
(c)    All of the outstanding capital stock or other voting securities of, or ownership interests in, Merger Sub is directly owned by Acquiror, free and clear of any Lien, and there are no issued, reserved for issuance or outstanding Derivative Securities of Merger Sub.
(d)    Other than Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person. Merger Sub has no Subsidiaries or any equity or other interests in any other Person.
Section 4.03.    Due Authorization.
(a)    The execution, delivery and performance by the Acquiror Parties of the Transaction Documents to which they are parties and the consummation by the Acquiror Parties of the Transactions are within the Acquiror Parties’ corporate powers and, except for the Acquiror Shareholder Approval and the approvals described in Section 4.05, have been duly authorized by all necessary corporate action on the part of the Acquiror Parties. The affirmative vote of the holders of a majority of the shares of Acquiror Common Stock outstanding and entitled to vote thereon with respect to each Proposal (or such lesser standard as may be applicable to a specific Proposal), in person or represented by proxy and entitled to vote thereon, is the only vote of the holders of Acquirors’ capital stock necessary to adopt and approve this Agreement and to consummate the Transactions (the “Acquiror Shareholder Approval”). The Sponsor holds sufficient Acquiror Class B Common Stock and has the necessary authority to waive application of the Acquiror Anti-Dilution Provisions in the manner and on the terms contemplated by the Sponsor Agreement (and without the need for the consent or waiver of any other Person to be solicited or obtained).
(b)    At a meeting duly called and held, the Acquiror Board (i) unanimously determined that this Agreement, the other Transaction Documents to which the Acquiror Parties are parties and the Transactions are fair to and in the best interests of Acquirors’ shareholders; (ii) unanimously approved, adopted and declared advisable this Agreement, the other Transaction Documents to which the Acquiror Parties are parties and the Transactions; (iii) unanimously resolved to recommend approval and adoption of this Agreement by its shareholders (such recommendation, the “Acquiror Board Recommendation”); (iv) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned); and (v) approved the Transactions as a Business Combination.

Section 4.04.    No Conflict. The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Acquiror Parties are parties by each of the Acquiror Parties and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Acquiror Organizational Documents or the certificate of incorporation or bylaws of Merger Sub, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Acquiror Parties or any of their respective properties or assets, (c) assuming compliance with the matters referred to in Section 4.03 and Section 4.05, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any of the Acquiror Parties is entitled under any provision of any agreement or other instrument binding upon it or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Acquiror Parties, except, in the case of clauses (b), (c) or (d) above, as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.
Section 4.05.    Governmental Authorization. Assuming the accuracy of the representations and warranties of the Company contained in this Agreement, the execution, delivery and performance by the Acquiror Parties of this Agreement and the other Transaction Documents to which the Acquiror Parties are parties, the consummation by the Acquiror Parties of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than for (a) compliance with any applicable requirements of the HSR Act and any other Antitrust Law, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable Securities Laws, including the filing and effectiveness of the Registration Statement as of the Effective Time, and (c) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.
Section 4.06.    Capitalization.
(a)    As of the date hereof, the authorized capital stock of Acquiror consists of 451,000,000 shares, consisting of (i) 450,000,000 shares of common stock, including (A) 400,000,000 shares of Acquiror Class A Common Stock and (B) 50,000,000 shares of Acquiror Class B Common Stock, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share. Each Acquiror Warrant entitles the holder thereof to purchase one share of Acquiror Class A Common stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable Acquiror warrant agreement.
(b)    As of the date hereof, there were: (i) no preferred shares of Acquiror issued or outstanding; (ii) 34,500,000 shares of Acquiror Class A Common Stock issued and outstanding; and (iii) 8,625,000 shares of Acquiror Class B Common Stock issued and outstanding. All of the issued and outstanding Acquiror Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.
(c)    As of the date hereof there are no issued, reserved for issuance or outstanding Derivative Securities of Acquiror, except for the Acquiror Warrants. As of the date hereof, Acquiror has issued 17,333,333 Acquiror Warrants, of which 5,833,333 are held by the Sponsor.
(d)    There are no shareholders agreements, voting trusts, registration rights agreements or other similar Contracts to which the Acquiror Parties are parties other than this Agreement, the Sponsor Agreement and the Registration Rights Agreement restricting or otherwise relating to the voting, dividend rights or disposition of the Acquiror Class A Common Stock.
(e)    The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, of which 100 shares are issued and outstanding and beneficially held (and held of record) solely by Acquiror.
Section 4.07.    SEC Filings and the Sarbanes-Oxley Act.
(a)    Acquiror has filed with or furnished to the SEC, and made available to the Company if not publicly available through EDGAR, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Acquiror since December 1, 2020 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Acquiror SEC Documents”).

(b)    As of its filing date (and as of the date of any amendment), each Acquiror SEC Document complied, and each Acquiror SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.
(c)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Acquiror SEC Document filed pursuant to the Exchange Act did not, and each Acquiror SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(d)    Each Acquiror SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(e)    Acquiror and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. The management of Acquiror has, in material compliance with Rule 13a-15 under the Exchange Act, (i) designed disclosure controls and procedures to ensure that material information relating to Acquiror, is made known to the management of Acquiror by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to Acquiror’s auditors and the audit committee of the Acquiror Board (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect Acquiror’s ability to record, process, summarize and report financial data and have identified for Acquiror’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s Internal Controls.
(f)    As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Documents. None of the Acquiror SEC Documents filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
(g)    Since December 1, 2020, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.
Section 4.08.    Acquiror Financial Statements.
(a)    The audited condensed financial statements and unaudited condensed interim financial statements of Acquiror included or incorporated by reference in the Acquiror SEC Documents (collectively, the “Acquiror Financial Statements”) fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of Acquiror as of the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).
(b)    Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.
Section 4.09.    Intentionally Omitted.
Section 4.10.    No Undisclosed Material Liabilities. There is no liability, debt or obligation against Acquiror that would be required to be set forth or reserved for on a consolidated balance sheet (and the notes thereto) of Acquiror prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities or obligations (a) reflected or reserved for on the Acquiror Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror Financial Statements in the ordinary course of business, (c) disclosed in the Acquiror Disclosure Schedule, (d) arising under or related to this Agreement and/or the performance by Acquiror of its obligations hereunder (including, for the avoidance of doubt, any Outstanding Acquiror Expenses), or (e) that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.
Section 4.11.    Litigation and Proceedings. As of the date hereof, there are no pending or, to the knowledge of the Acquiror Parties, threatened, Actions or investigations against the Acquiror Parties that would, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.
Section 4.12.    Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect: (a) the Acquiror Parties are, and since their inception have been, in compliance with all applicable Laws; and (b) the Acquiror Parties have not received any written notice from any Governmental Authority of a violation of any applicable Law by any of the Acquiror Parties at any time since their respective inceptions.
Section 4.13.    Contracts; No Defaults.
(a)    Section 4.13 of the Acquiror Disclosure Schedule contains a listing of all Acquiror Material Contracts and every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than this Agreement and the other Transaction Documents) to which, as of the date of this Agreement, the Acquiror Parties is a party or by which any of their respective assets are bound.
(b)    True, correct and complete copies of the Contracts listed on Section 4.13 of the Acquiror Disclosure Schedule have been delivered to or made available to the Company or its Representatives. Each Contract of a type required to be listed on Section 4.13 of the Acquiror Disclosure Schedule, that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have an Acquiror Material Adverse Effect, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Acquiror Parties and, to the knowledge of the Acquiror Parties, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Acquiror Parties, are enforceable by the Acquiror Parties to the extent a party thereto in accordance with their terms, subject to the Enforceability Exceptions, and (ii) none of the Acquiror Parties or, to the knowledge of the Acquiror Parties, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract.
Section 4.14.    Title to Property. None of the Acquiror Parties (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.
Section 4.15.    Business Activities
(a)    Since inception, none of the Acquiror Parties has conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Acquiror Parties or any acquisition of property by the Acquiror Parties or the conduct of business by the Acquiror Parties as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.
(b)    Except for the Transaction Documents, none of the Acquiror Parties owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for the Transaction Documents, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c)    Except for this Agreement and the agreements expressly contemplated hereby, Acquiror is not, and at no time has been, party to any Contract with any other Person that would require payments by Acquiror in excess of $50,000 monthly, $150,000 in the aggregate annually with respect to any individual Contract or more than $250,000 in the aggregate annually when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby) (the “Acquiror Material Contracts”).
(d)    There is no material liability, debt or obligation against any of the Acquiror Parties except for liabilities and obligations (i) reflected or reserved for on Acquiror’s condensed balance sheet as of December 4, 2020 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror) or (ii) that have arisen since the date of Acquiror’s condensed balance sheet as of December 4, 2020 in the ordinary course of the operation of business of the Acquiror Parties.
(e)    Since its inception, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub’s organizational documents, there are no agreements, commitments, or Governmental Orders binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into and perform its obligations under this Agreement.
Section 4.16.    Employee Benefit Plans. Except as may be contemplated by the PubCo Equity Incentive Plan Proposal or the PubCo Employee Stock Purchase Plan Proposal, neither Acquiror nor Merger Sub maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements and neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will result in any compensatory payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) by Acquiror or Merger Sub becoming due to any shareholder, director, officer or employee of Acquiror or Merger Sub.
Section 4.17.    Taxes.
(a)    All material Tax Returns required by Law to be filed by Acquiror have been duly and timely filed (taking into account any applicable extensions) and all such Tax Returns are true, complete and accurate in all material respects.
(b)    All material Taxes (whether or not shown on any Tax Returns) of Acquiror have been timely paid. Since the date of the latest Acquiror Financial Statements, Acquiror has not incurred any material liability for Taxes outside the ordinary course of business (other than in connection with the transactions contemplated by this Agreement).
(c)    Acquiror has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.
(d)    Acquiror is not currently engaged in any audit examination, administrative or judicial proceeding with any Governmental Authority with respect to material Taxes. Acquiror has not received any written notice from any Governmental Authority of a claim, assessment or proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved.

(e)    No written claim has been made by any Governmental Authority in a jurisdiction in which Acquiror does not file a Tax Return that Acquiror is or may be subject to material Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved.
(f)    There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, a material amount of Taxes of Acquiror (other than ordinary course extensions of time to file Tax Returns), and no written request for any such waiver or extension is currently pending.
(g)    Acquiror, and any predecessor thereof, has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.
(h)    Acquiror has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i)    Except with respect to deferred revenue or prepaid subscription revenues collected by Acquiror in the ordinary course of business, Acquiror will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or any use of an improper method of accounting in a period prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issued or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received or deferred revenue accrued prior to the Closing; or (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) that existed prior to the Closing. Acquiror does not have any liability in connection with Sections 951, 951A or 965 of the Code.
(j)    There are no Liens with respect to Taxes on any of the assets of Acquiror, other than Permitted Liens described in clause (iii) of the definition of such term.
(k)    Acquiror has no material liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) or (ii) as a transferee or successor.
(l)    Acquiror is not a party to or bound by, nor does it have any material obligation to, any Governmental Authority or other Person under any material Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).
(m)    Acquiror is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(n)    Acquiror has never owned an interest in an entity organized in a jurisdiction outside the United States.
(o)    To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
Section 4.18.    Financial Ability; Trust Account.
(a)    Set forth on Section 4.18 of the Acquiror Disclosure Schedule is a true and accurate record, as of the date identified therein, of the balance invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated December 1, 2020, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to the

Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Documents to be inaccurate or (ii) entitle any Person (other than any Acquiror Shareholder who is a Redeeming Shareholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus dated December 1, 2020.
(b)    Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Transactions. Following the Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is a Redeeming Shareholder.
(c)    As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.
(d)    As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.
Section 4.19.    Brokers’ Fees. Except as described on Section 4.19 of the Acquiror Disclosure Schedule (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission (including any deferred underwriting commission) in connection with the Transactions (including the PIPE Financing) or as a result of the Closing, in each case, including based upon arrangements made by the Acquiror Parties or any of their respective Affiliates, including the Sponsor.
Section 4.20.    Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Acquiror Parties make no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to the Acquiror Parties by or on behalf of the Company specifically for inclusion in the Registration Statement.
Section 4.21.    NYSE Stock Market Quotation. The Acquiror Units, the Acquiror Warrants and the issued and outstanding Acquiror Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbols “CAP.U” (with respect to the Acquiror Units), “CAP” (with respect to the Acquiror Class A Common Stock) and “CAP WS” (with respect to the Acquiror Warrants). Acquiror is in compliance in all material respects with the rules of NYSE and there is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Units, the Acquiror Class A Common Stock or the Acquiror Warrants or terminate the listing of such on NYSE. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Units, the Acquiror Class A Common Stock or the Acquiror Warrants under the Exchange Act.
Section 4.22.    Investment Company Act. None of the Acquiror Parties is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
Section 4.23.    Affiliate Agreements. None of the Acquiror Parties is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of any Acquiror Party, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any Acquiror Party or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing (each of the foregoing, an “Acquiror Affiliate Agreement”).
Section 4.24.    Sponsor Agreement. Acquiror has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. The Sponsor Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each other party thereto and neither the execution or delivery by any party thereto of, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any term or condition of the Sponsor Agreement.
Section 4.25.    PIPE Financing.
(a)    The Acquiror Parties have delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into by the Acquiror Parties with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide the PIPE Financing. To the knowledge of the Acquiror Parties, with respect to each PIPE Investor, the Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by the Acquiror Parties.
(b)    Each Subscription Agreement is a legal, valid and binding obligation of the Acquiror and, to the knowledge of the Acquiror Parties, each PIPE Investor, and none of the execution, delivery or performance of obligations under such Subscription Agreement by the Acquiror or, to the knowledge of the Acquiror Parties, each PIPE Investor, violates any applicable Laws. There are no other agreements, side letters, or arrangements between the Acquiror Parties and any PIPE Investor relating to any Subscription Agreement that could affect the obligation of such PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Financing Amount set forth in the Subscription Agreement of such PIPE Investors, and, as of the date hereof, none of the Acquiror Parties knows of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Financing Amount not being available to the Acquiror Parties, on the Closing Date.
(c)    No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Acquiror Parties under any material term or condition of any Subscription Agreement and, as of the date hereof, the Acquiror Parties have no reason to believe that they will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other agreements related to the Transactions contemplated herein) to the obligations of the PIPE Investors to contribute to the Acquiror Parties the applicable portion of the PIPE Financing Amount set forth in the Subscription Agreements on the terms therein.
(d)    No fees, consideration or other discounts are payable or have been agreed by the Acquiror Parties (including, from and after the Closing, the Surviving Corporation and its Subsidiaries) to any PIPE Investor in respect of its portion of the PIPE Financing Amount, except as set forth in the Subscription Agreements.

Section 4.26.    Independent Investigation; No Additional Representations and Warranties. Each of the Acquiror Parties acknowledges and agrees:
(a)    The Acquiror Parties and their Affiliates and their respective Representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company Group, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Group for such purpose;
(b)    the Acquiror Parties are relying only on that independent investigation and the express representations and warranties set forth in Article 3 (including the related portions of the Company Disclosure Schedule), and not on any other representation or statement made by the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or Representatives, and that none of such Persons is making or has made any representation or warranty whatsoever, express or implied, other than those expressly given by the Company in Article 3, including without limitation any other implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company Group; and
(c)    the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of any member of the Company Group or the future business, operations or affairs of any member of the Company Group heretofore or hereafter delivered to or made available to the Acquiror Parties or their respective Representatives or Affiliates.
ARTICLE 5
COVENANTS OF THE COMPANY
Section 5.01.    Conduct of the Company during the Interim Period.
(a)    From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause each other member of the Company Group to, use commercially reasonable efforts to conduct its business in the ordinary course and use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except as set forth on Section 5.01 of the Company Disclosure Schedule, as required by applicable Law or any Governmental Authority (including any COVID-19 Measures), as expressly contemplated by this Agreement or with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any other member of the Company Group to:
(i)    change or amend the Company Certificate of Incorporation or the Company Bylaws in any respect;
(ii)    fail to maintain its existence, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(iii)    split, combine or reclassify any shares of its capital stock;
(iv)    declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any capital stock of the Company, other than repurchases of Company Common Stock issued to or held by employees, officers, directors or consultants of the Company or its Subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase;

(v)    (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any capital stock or other voting securities or ownership interests of any member of the Company Group or any Derivative Securities of any member of the Company Group, other than the issuance of (x) any shares of Company Capital Stock upon the exercise of Company Options or Company Warrants, (y) any Company Subsidiary Securities to any member of the Company Group or (z) Company Options, Company Restricted Shares or other equity or equity-based incentive awards permitted by Section 5.01(a)(xi); or (B) amend any term of any Company Option, any Company Restricted Shares, any Company Warrant or any Company Subsidiary Security;
(vi)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses or enter into any strategic joint ventures, partnerships or alliances with any other Person;
(vii)    sell, lease, sublease or otherwise transfer a material amount of its assets, properties, interests or businesses, other than (x) pursuant to existing contracts or commitments or (y) in the ordinary course of business;
(viii)    other than in connection with actions permitted by Section 5.01(a)(v), make any material loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;
(ix)    incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness of over $10,000,000, other than any Indebtedness (x) incurred in the ordinary course of business or (y) incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries;
(x)    change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act or in connection with the Transactions, as agreed to by its independent public accountants;
(xi)    except as otherwise required by Law or existing Company Benefit Plans or Contracts of the Company Group in effect on the date of this Agreement, (i) grant any material increase in base salary to any of the Company Group’s directors, officers or employees, except in the ordinary course of business consistent with past practice for any non-officer employee whose annual base salary is less than $350,000, (ii) adopt, enter into or materially amend any Company Benefit Plan, (iii) grant or provide any material severance, termination, change of control or retention benefits to any officer or employee of the Company Group, (iv) hire, terminate (other than for cause), promote, demote or change the employment status or title of any director, officer, employee or consultant who is entitled to receive annual salary equal to or in excess of $350,000 in each case, except as required by the terms of any Company Benefit Plan or Contract existing as of the date of this Agreement or by Law, or (v) grant any Company Options, Company Restricted Shares or other equity- or equity-based incentive awards, except for grants of Company Options made in the ordinary course of business to new hires or for retention purposes for employees who are not executive officers of the Company;
(xii)    enter into, renew or amend in any material respect, any (x) Company Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted an Company Affiliate Agreement), (y) Contract related to Leased Property or (z) Contract of a type required to be listed on Schedule 3.13(a), other than entry into such agreements in the ordinary course consistent with past practice or as required by Law;
(xiii)    except in the ordinary course of business, make, revoke or change any material Tax election, except in a manner consistent with the past practices of the Company Group that will not have any adverse and material impact on the Company Group, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes or settle or compromise any examination, audit, claim or other action with a Governmental Authority of or relating to any material Taxes, enter into any material Tax sharing or similar arrangement outside the ordinary course of business, or consent to the extension of the statute of limitations applicable to any material Tax claim or assessment (other than in connection with automatic extensions of the due date for filing a Tax Return);

(xiv)    take or cause to be taken any action which action could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or
(xv)    agree, resolve or commit to do any of the foregoing.
(b)    Notwithstanding the foregoing, nothing in this Section 5.01 shall be interpreted to prohibit any member of the Company Group from complying with their respective governing documents and with all other agreements or Contracts to which any member of the Company Group may be a party as of the date of this Agreement.
Section 5.02.    Company Stockholder Approval.
(a)    Promptly following the date of this Agreement, the Company shall use commercially reasonable efforts to obtain from Company Stockholders holding at least the number of shares of Company Capital Stock required to constitute the Company Stockholder Approval, duly executed and delivered Support Agreements within twenty-four (24) hours after the date of this Agreement.
(b)    As promptly as reasonably practicable after the Registration Statement becomes effective, the Company shall:
(i)    recommend approval and adoption of this Agreement and the Transactions consistent with the Company Board Recommendation;
(ii)    (A) solicit approval of this Agreement and the Transactions in the form of an irrevocable written consent (the “Written Consent”) of each of the Requisite Company Stockholders (pursuant to the Support Agreement) and any other Company Stockholders as the Company may determine in its reasonable discretion or (B) in the event the Company is not able to obtain the Written Consent, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting upon the adoption of this Agreement and the Transactions.
(c)    If the Company Stockholder Approval is obtained, then as promptly as reasonably practicable following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Sections 228(e) (if applicable) and 262 of the DGCL, which consent shall be subject to the review and reasonable approval of the Acqurior.
Section 5.03.    No Acquiror Common Stock Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, the Company shall not engage in any transactions involving the securities of Acquiror without the prior consent of Acquiror if the Company possesses material nonpublic information of Acquiror.
Section 5.04.    No Claim Against the Trust Account. The Company acknowledges that Acquiror is a special purpose acquisition company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and Representatives of the Company have read Acquiror’s final prospectus, dated December 1, 2020, and other Acquiror SEC Documents, the Acquiror Organizational Documents, and the Trust Agreement and such Representatives understand that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that Acquiror’s sole assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the Transactions are not consummated by December 4, 2022, or such later date as approved by the shareholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever; provided, however, that nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror or any of its Affiliates for legal relief against assets held outside the Trust Account (including from and after the consummation of a Business Combination other than as contemplated by this Agreement) or for specific performance, injunctive or other equitable relief. This Section 5.04 shall survive the termination of this Agreement for any reason.
ARTICLE 6
COVENANTS OF THE ACQUIROR PARTIES
Section 6.01.    Conduct of the Acquiror Parties During the Interim Period.
(a)    During the Interim Period, each of the Acquiror Parties shall use commercially reasonable efforts to conduct its business in the ordinary course and use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except as set forth on Section 6.01 of the Acquiror Disclosure Schedule, as required by applicable Law or any Governmental Authority (including any COVID-19 Measures), as expressly contemplated by this Agreement or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), none of the Acquiror Parties shall:
(i)    change or amend the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Merger Sub;
(ii)    fail to maintain its existence, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(iii)    split, combine or reclassify any shares of its capital stock;
(iv)    declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any capital stock of Acquiror, other than the redemption of any Acquiror Class A Common Stock required by the Offer;
(v)    (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any capital stock or other voting securities or ownership interests of any of the Acquiror Parties or any Derivative Securities of any of the Acquiror Parties, other than (x) the issuance of any Acquiror Common Stock upon the exercise of any Acquiror Warrants, (y) pursuant to the Subscription Agreements existing as of the date hereof or (z) pursuant to the Alternative Financing (if any); or (B) amend any term of any Acquiror Warrants, other than pursuant to the Sponsor Agreement;
(vi)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses or enter into any strategic joint ventures, partnerships or alliances with any other Person other than (x) pursuant to existing contracts or commitments or (y) in the ordinary course of business;
(vii)    sell, lease, sublease or otherwise transfer a material amount of its assets, properties, interests or businesses, other than (x) pursuant to existing contracts or commitments or (y) in the ordinary course of business;
(viii)    other than in connection with actions permitted by Section 6.01(a)(vi), make any material loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;
(ix)    incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than any Indebtedness (x) incurred in the ordinary course of business, (y) between Acquiror and Merger Sub or (z) as set forth on Section 6.01(a)(ix) of the Company Disclosure Schedule;

(x)    enter into any compensatory arrangement, collective bargaining agreement or retirement, deferred compensation or equity plan or arrangement or hire any employees;
(xi)    change Acquiror’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act or in connection with the Transactions, as agreed to by its independent public accountants;
(xii)    settle, or offer or propose to settle, (A) any material litigation, investigation, arbitration, proceeding or other claim involving or against any Acquiror Party, (B) any stockholder litigation or dispute against Acquiror or any of its officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the Transactions;
(xiii)    enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted an Acquiror Affiliate Agreement);
(xiv)    except in the ordinary course of business, make, revoke or change any material Tax election, or adopt or change any material Tax accounting method or period file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes or settle or compromise any examination, audit, claim or other action with a Governmental Authority of or relating to any material Taxes, enter into any material Tax sharing or similar arrangement outside the ordinary course of business, or consent to the extension of the statute of limitations applicable to any material Tax claim or assessment (other than in connection with automatic extensions of the due date for filing a Tax Return);
(xv)    take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or
(xvi)    agree, resolve or commit to do any of the foregoing.
(b)    Notwithstanding the foregoing, nothing in this Section 6.01 shall be interpreted to prohibit: (i) Acquiror or its Representatives from taking any action reasonably necessary to consummate the PIPE Financing; or (ii) any Acquiror Party from complying with its respective governing documents and with all other agreements or Contracts to which an Acquiror Party may be a party as of the date of this Agreement.
Section 6.02.    PIPE Financing.
(a)    Subject to the terms hereof, Acquiror shall and shall cause its Affiliates to comply with its obligations, and enforce its rights, under the Subscription Agreements. Acquiror shall give the Company prompt notice of any breach by any party to the Subscription Agreements of which Acquiror has become aware or any termination (or alleged or purported termination) of the Subscription Agreements. Acquiror shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the PIPE Financing and shall not permit any amendment or modification to, or any waiver of any material provision or remedy under, the Subscription Agreements entered into at or prior to the date hereof if such amendment, modification, waiver or remedy that would: (i) materially delay the occurrence of the Closing; (ii) reduce the aggregate amount of the PIPE Financing; (iii) add or impose new conditions or amend the existing conditions to the consummation of the PIPE Financing; or (iv) be adverse to the interests of Acquiror, the Company or PubCo, in each case, in any material respect. Notwithstanding the foregoing, failure to obtain the proceeds from the PIPE Financing shall not relieve Acquiror of its obligation to consummate the Transactions, whether or not such PIPE Financing is available.
(b)    In the event that any portion of the PIPE Financing becomes unavailable on the terms and conditions contemplated in each Subscription Agreement, regardless of the reason therefor, and such portion of the PIPE Financing is required for Acquiror to satisfy the Minimum Cash Condition, Acquiror shall as promptly as reasonably practicable following the occurrence of such event:
(i)    use its commercially reasonable efforts to obtain alternative financing (the “Alternative Financing”) (in an amount sufficient, when taken together with any then-available PIPE Financing and

Available PubCo Cash to meet the Minimum Cash Condition) on terms not less favorable in the aggregate to Acquiror than those contained in each Subscription Agreement that the Alternative Financing would replace from the same or other sources and which do not include any incremental conditionality to the onsummation of such Alternative Financing that are more onerous to Acquiror and the Company (in each case, in the aggregate) than the conditions set forth in each Subscription Agreement (as applicable) in effect as of the date of this Agreement;
(ii)    notify the Company of such unavailability and the reason therefor, and, upon receiving such notification, the Company will use its commercially reasonable efforts to assist Acquiror in obtaining Alternative Financing; and
(iii)    keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the Alternative Financing and make available to the Company the terms and applicable documents providing for the Alternative Financing;
provided, however, in no event shall Acquiror consummate any Alternative Financing on terms less favorable (in the aggregate) to Acquiror or the Surviving Corporation or which include any incremental conditions to the consummation of such Alternative Financing that are more onerous to Acquiror and the Company (in each case, in the aggregate) than the conditions set forth in each Subscription Agreement (as applicable) in effect as of the date of this Agreement, without the prior written consent of the Company.
Section 6.03.    Acquiror Shareholder Approval.
(a)    Acquiror shall use commercially reasonable efforts to, in compliance with applicable Law, (i) establish the record date for, duly call, give notice of, convene and hold an special meeting of the Acquiror Shareholders (or, if mutually agreed as between Acquiror and the Company, an annual meeting of Acquiror Shareholders) (the “Acquiror Shareholder Meeting”) in accordance with the DGCL, (ii) cause the Proxy Statement to be disseminated to the Acquiror Shareholders after the Registration Statement becomes effective and (iii) solicit proxies from the holders of Acquiror Class A Common Stock to vote in favor of each of the Proposals. Acquiror shall include the Acquiror Board Recommendation in the Proxy Statement. The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation.
(b)    Notwithstanding anything to the contrary contained in this Agreement, once the Acquiror Shareholder Meeting has been called and noticed, Acquiror will not postpone or adjourn the Acquiror Shareholder Meeting without the consent of the Company, other than:
(i)     for the absence of a quorum, in which event Acquiror may postpone the meeting up to two (2) times for up to ten (10) Business Days each time; or
(ii)    to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure that Acquiror has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the Acquiror Shareholders prior to the Acquiror Shareholder Meeting.
Section 6.04.    Other Interim Period Obligations of the Acquiror Parties. During the Interim Period, Acquiror shall use reasonable best efforts:
(a)    to ensure Acquiror remains listed as a public company on, and for the Acquiror Class A Common Stock to be listed on, NYSE;
(b)    to cause the PubCo Common Stock to be issued in connection with the Transactions (including the Earnout Shares) to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date;
(c)    to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws; and

(d)    to take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”).
ARTICLE 7
JOINT COVENANTS
Section 7.01.    Commercially Reasonable Efforts.
(a)    Subject to the terms and conditions herein provided, each Party shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective as promptly as practicable the Transactions (including (x) the satisfaction, but not waiver, of the closing conditions set forth in Article 8 and (y) obtaining consents of all Governmental Authorities and the expiration or termination of all applicable waiting periods under applicable Antitrust Laws necessary to consummate the Transactions). All the filing fees incurred in connection with obtaining such consents of all Governmental Authorities, such expiration or termination of all applicable waiting periods under applicable Antitrust Laws, including HSR Act filing fees and any filing fees in connection with any other Antitrust Law, shall be paid 50% by Acquiror and 50% by the Company. Each Party shall make or cause to be made (and not withdraw) an appropriate filing, if necessary, pursuant to the HSR Act with respect to the Transactions as promptly as practicable after the date hereof and in any event within ten (10) Business Days after the date hereof. The Parties shall request early termination of the waiting period in any filings submitted under the HSR Act and shall use commercially reasonable efforts to supply as promptly as practicable to the appropriate Governmental Authorities additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law.
(b)    Each Party shall cooperate in connection with any investigation of the Transactions or litigation by, or negotiations with, any Governmental Authority or other Person relating to the Transactions or regulatory filings under applicable Law.
(c)    Each Party shall, in connection with this Agreement and the Transactions, to the extent permitted by applicable Law: (i) promptly notify the other Parties of, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties of) any material substantive communications from or with any Governmental Authority or NYSE, (ii) cooperate in connection with any proposed substantive written or oral communication with any Governmental Authority or NYSE and permit the other Parties to review and discuss in advance, and consider in good faith the view of the other Parties in connection with, any proposed substantive written or oral communication with any Governmental Authority or NYSE, (iii) not participate in any substantive meeting or have any substantive communication with any Governmental Authority or NYSE unless it has given the other Parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority or NYSE, gives the other Parties or their outside counsel the opportunity to attend and participate therein, (iv) furnish such other Parties’ outside legal counsel with copies of all filings and communications between it and any such Governmental Authority or NYSE and (v) furnish such other Parties’ outside legal counsel with such necessary information and reasonable assistance as such other Parties’ outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority or NYSE; provided, that materials required to be provided pursuant to this Section 7.01 may be restricted to outside legal counsel and may be redacted (A) as necessary to comply with contractual arrangements, and (B) to remove references to privileged information.
Section 7.02.    Preparation of Registration Statement
(a)    As promptly as practicable following the date hereof, the Company and Acquiror shall jointly prepare, and Acquiror shall file, a registration statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of the PubCo Common Stock to be issued under this Agreement (including the Earnout Shares), which Registration Statement will also contain a proxy statement for the purpose of soliciting proxies from Acquiror Shareholders to approve the proposals set forth below at the Acquiror Shareholder Meeting:
(i)    approval of the Transactions;

(ii)    approval of the PubCo Charter and PubCo Bylaws;
(iii)    approval of the issuance of PubCo Common Stock in connection with the Transactions (including pursuant to the consummation of the Subscription Agreements, the PubCo Common Stock and the Earnout Shares) in accordance with this Agreement, in each case to the extent required by the NYSE listing rules;
(iv)    the adoption of the PubCo Equity Incentive Plan;
(v)    the adoption of the PubCo Employee Stock Purchase Plan; and
(vi)    approval of any other proposals reasonably necessary or appropriate to consummate the Transactions (collectively, the “Proposals” and the proxy statement containing the Proposals, the “Proxy Statement”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by the Acquiror Shareholders at the Acquiror Shareholder Meeting.
(b)    Each of Acquiror and the Company shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to file the registration statement as promptly as practicable after the date hereof and to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Acquiror shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the Company a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably conditioned, withheld or delayed), any response to such comments with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other party and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement.
(c)    Each of Acquiror and the Company shall use commercially reasonable efforts to promptly furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors, managers, members and shareholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Acquiror or the Company or their respective Subsidiaries, as applicable, with the SEC or NYSE in connection with the Transactions (including any amendment or supplement to the Proxy Statement or the Registration Statement). Acquiror will advise the Company, promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the PubCo Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement, the Registration Statement or other document filed with the SEC in connection with the Transactions for additional information.
(d)    Without limiting the generality of Section 7.02(c), the Company shall use commercially reasonable efforts to furnish to Acquiror for inclusion in the Proxy Statement and the Registration Statement: (i) audited consolidated financial statements of the Company and its Subsidiaries as of and for the years ended December 31, 2018, 2019 and 2020, prepared in accordance with GAAP and Regulation S-X of the Exchange Act and audited by the Company’s independent auditor in accordance with PCAOB auditing standards; (ii) other financial statements, reports and information with respect to the Company and its Subsidiaries that may be required to be included in the Registration Statement and Proxy Statement under the rules of the SEC and (iii) auditor’s reports and consents to use such financial statements and reports in the Registration Statement.

(e)    Acquiror shall use commercially reasonable efforts to obtain all necessary state Securities Law or “blue sky” permits and approvals required to carry out the Transactions, and the Company shall promptly furnish all information concerning the Company as may be reasonably requested in connection with any such action.
Section 7.03.    Inspection. Subject to applicable Law, each of the Company and Acquiror shall afford to the other and its respective Representatives reasonable access during normal business hours during the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, to all of its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records and, during such period, each Party shall furnish promptly to the other Parties, all information concerning itself and its Subsidiaries’ business, properties and personnel as the other Parties or any of their Representatives may reasonably request for the purposes of this Agreement or post-Closing integration planning; provided that any such access may be restricted or modified in connection with any COVID-19 Actions or COVID-19 Measures; provided, further, that such person may restrict the foregoing access to the extent that any applicable Law or any Contract to which it is a party requires it to restrict access to any properties or information or in order to maintain the attorney-client privilege; provided, further, that in any such case, the applicable Parties shall cooperate to seek to provide for access in a manner that does not violate any such Law or Contract or attorney-client privilege. Each of the Parties shall hold, and shall cause its Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with and otherwise subject to the Confidentiality Agreement. No investigation pursuant to this Section 7.03 or information provided, made available or delivered pursuant to this Agreement will affect or be deemed to modify any of the representations or warranties of the Parties contained in this Agreement or the conditions hereunder to the obligations of the Parties.
Section 7.04.    Confidentiality; Publicity.
(a)    Acquiror acknowledges that the information being provided to it in connection with this Agreement, including Section 7.03, and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.
(b)    None of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance, and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, subject to this Section 7.04, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent.
(c)    Without limiting the generality of Section 7.04(b):
(i)    Acquiror and the Company shall mutually agree upon and issue a joint press release announcing the effectiveness of this Agreement as of the date of this Agreement or no later than the following Business Day.
(ii)    Acquiror and the Company shall cooperate in good faith with respect to the prompt preparation of, and Acquiror shall file with the SEC, as promptly as practicable after the effective date of this Agreement (but in any event within four (4) Business Days thereafter), a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement.
(iii)    Prior to the Closing, Acquiror and the Company shall mutually agree upon and prepare a joint press release announcing the consummation of the Transactions. Concurrently with or promptly after the Closing, Acquiror and the Company shall issue such press release.

(iv)    Acquiror and the Company shall cooperate in good faith with respect to the preparation of a Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountants and the other information required to be included therein. Concurrently with the Closing, or as soon as practicable (but in any event within four (4) Business Days) thereafter, PubCo shall file the Closing 8-K with the SEC.
Section 7.05.    Indemnification and Insurance.
(a)    From and after the Effective Time, PubCo and the Surviving Corporation shall indemnify and hold harmless each present and former director or officer of the Company, or any other person that may be a director or officer of any member of the Company Group or otherwise have been subject to indemnification by any member of the Company Group whether by indemnification agreement, certificate of incorporation, bylaws or other organizational document or otherwise prior to the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actual or threatened Action or other action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time or relating to the enforcement by any such Person of his or her rights under this Section 7.05, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that any member of the Company Group would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person, and shall advance expenses (including reasonable attorneys’ fees and expenses) of any such Person as incurred to the fullest extent permitted under applicable Law (including, without limitation, in connection with any action, suit or proceeding brought by any such Person to enforce his or her rights under this Section 7.05). Without limiting the foregoing, PubCo shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in the PubCo Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions in effect as of the date hereof and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. PubCo shall assume, and be liable for, and shall cause the Surviving Corporation and their respective Subsidiaries to honor, each of the covenants in this Section 7.05.
(b)    Prior to the Effective Time, the Company shall or, if the Company is unable to, PubCo shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “Company D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to Company D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the Company D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to Company D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to Company D&O Insurance comparable D&O insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof.
(c)    Prior to the Closing, Acquiror and the Company shall reasonably cooperate in order to obtain directors’ and officers’ liability insurance for PubCo that shall be effective as of Closing and will cover those Persons who will be the directors and officers of PubCo and its Subsidiaries at and after the Closing on terms not less favorable than the better of (i) the terms of the current directors’ and officers’ liability insurance in place for the Company’s directors and officers and (ii) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NYSE, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as PubCo and its Subsidiaries (including the Surviving Corporation).
(d)    Notwithstanding anything contained in this Agreement to the contrary, this Section 7.05 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on PubCo and the Surviving Corporation and all successors and assigns of PubCo and the Surviving Corporation. In the event that PubCo, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person or effects any division transaction, then, and in each such case, PubCo and the Surviving Corporation shall ensure that proper provision shall be made so that the successors and assigns of PubCo or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.05. The obligations of PubCo and the Surviving Corporation under this Section 7.05 shall not be terminated or modified in such a manner as to materially and adversely affect any present or former director or officer of any member of the Company Group, or other person that may be a director or officer of any member of the Company Group prior to the Effective Time, to whom this Section 7.05 applies without the consent of the affected Person. The rights of each Person entitled to indemnification or advancement hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Company Certificate of Incorporation, the Company Bylaws, any other indemnification arrangement, any applicable law, rule or regulation or otherwise. The provisions of this Section 7.05 are expressly intended to benefit, and are enforceable by, each Person entitled to indemnification or advancement hereunder and their respective successors, heirs and representatives, each of whom is an intended third-party beneficiary of this Section 7.05.
Section 7.06.    Tax Matters.
(a)    Transfer Taxes. Notwithstanding anything to the contrary contained herein, Acquiror shall pay all direct or indirect transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred by the Acquiror Parties or the Company Group in connection with the Transactions. Acquiror shall, at its own expense, timely file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, the Company will join in the execution of any such Tax Returns.
(b)    Tax Treatment. (i) Each of the Parties intends that for U.S. federal income tax purposes, (A) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which Acquiror and the Company are parties as provided in Section 368(b) of the Code, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g) and (B) the Merger and the PIPE Financing, taken together, shall qualify as a contribution governed by Section 351 of the Code. To the fullest extent permitted by Law, each of Acquiror, Merger Sub and the Company shall prepare and file all Tax Returns consistent with the treatment of (x) the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations and (y) the Merger and the PIPE Financing, taken together, as a contribution governed by Section 351 of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Transactions in a manner consistent with this Section 7.06(b), including by providing factual support letters.
(c)    Each of Acquiror and the Company shall (and shall cause its respective Subsidiaries and Affiliates to) use its reasonable best efforts not to take or cause to be taken any action reasonably likely to cause the Transactions to fail to qualify for the Intended Tax Treatment.
(d)    FIRPTA Certificate. The Company shall deliver to Acquiror, a properly executed certification prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that shares of the Company Capital Stock are not, and have not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, “U.S. real property interests” within the meaning of Section 897(c) of the Code, together with a notice to the IRS in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

(e)    Acquiror and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing or amendment of any Tax Returns or any audit or other proceeding with respect to Taxes of the Surviving Corporation. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such Tax Returns or audit or other proceeding and within such party’s possession or obtainable without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
Section 7.07.    Employee Matters.
(a)    The Company and Acquiror shall cooperate in good faith for the Founder and certain other mutually agreed executives of the Company to enter into employment agreements in a form to be mutually agreed by the Company and Acquiror before the Closing Date.
(b)    At the Closing, the PubCo Equity Incentive Plan will include an initial available award pool of a number of shares of PubCo Common Stock equal to 10.0% of the sum of (i) the aggregate number of outstanding shares of PubCo Common Stock and any other shares of capital stock of PubCo (including Exchanged Restricted Stock), plus (ii) the maximum number of shares underlying any Converted Options, PubCo Replacement Warrants and any other Derivative Securities of PubCo (assuming in each case that cash is paid for the exercise thereof) (the “PubCo Fully Diluted Shares”) in each case of these clauses (i) and (ii), as of immediately following Closing. The PubCo Equity Incentive Plan will also contain a ten-year annual “evergreen” increase provision for not less than 5.0% of the number of PubCo Fully Diluted Shares as of the Business Day immediately preceding the day of such increase.
(c)    At the Closing, the PubCo Employee Stock Purchase Plan will include an initial available pool of shares of PubCo Common Stock of not less than the 2.0% of the PubCo Fully Diluted Shares as of immediately following Closing. The PubCo Employee Stock Purchase Plan will also contain an annual “evergreen” increase provision for not less than 1.0% of the number of PubCo Fully Diluted Shares as of the Business Day immediately preceding the day of such increase.
Section 7.08.    Section 16 Matters. Prior to the Closing, the Acquiror Board, or an appropriate committee thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC relating to Rule 16b-3(d) under the Exchange Act, such that the acquisition of the PubCo Common Stock pursuant to this Agreement by any officer or director of the Company who is expected to become a “covered person” of PubCo for purposes of Section 16 of the Exchange Act shall be exempt acquisitions.
Section 7.09.    Shareholder Litigation. Acquiror shall notify the Company promptly in connection with any threat to file, or filing of, any Action related to this Agreement or the Transactions by any of its shareholders or holders of any Acquiror Warrants against any of the Acquiror Parties or against any of their respective directors or officers (any such action, a “Shareholder Action”). Acquiror shall keep the Company reasonably apprised of the defense, settlement, prosecution or other developments with respect to any such Shareholder Action. Acquiror shall give the Company the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of, any such litigation, to give due consideration to the Company’s advice with respect to such litigation and to not settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed; provided that, for the avoidance of doubt, Acquiror shall bear all of its costs of investigation and all of its defense and attorneys’ and other professionals’ fees related to such Shareholder Action.
Section 7.10.    Notices of Certain Events. Each of the Company and Acquiror shall promptly notify the other of:
(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
(b)    any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)    any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting any member of the Company Group or any Acquiror Party, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions;
(d)    any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 8.02(a) or Section 8.03(a) not to be satisfied; and
(e)    any failure of that Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;
provided that the delivery of any notice pursuant to this Section 7.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
Section 7.11.    Exclusivity.
(a)    During the Interim Period, none of the Acquiror Parties, on the one hand, or the Company and its Subsidiaries, on the other hand, will, nor will they authorize or permit their respective Representatives to, directly or indirectly:
(i)    take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with any Person concerning, or which would reasonably be expected to lead to, an Acquisition Proposal;
(ii)    in the case of Acquiror, fail to include the Acquiror Board Recommendation in (or remove from) the Registration Statement and the Proxy Statement; or
(iii)    withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other Party, in the case of the Company, the Company Board Recommendation, and in the case of Acquiror, the Acquiror Board Recommendation.
(b)    Each of the Company and the Acquiror Parties, shall promptly, and in any event within one (1) Business Day of the date of this Agreement:
(i)    terminate access of any third Person (other than the Company or the Acquiror Parties and/or any of their respective Affiliates or Representatives or in connection with the PIPE Financing) to any data room (virtual or actual) set up by the Company in connection with the Transactions or an Acquisition Proposal containing any confidential information with respect to the Company or Acquiror;
(ii)    immediately cease and cause to be terminated, and shall cause their and their respective Subsidiaries’ Representatives to immediately cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, with any Persons with respect to any Acquisition Proposal; and
(iii)    shall promptly request the return or destruction of any confidential information provided to any Person in connection with a prospective Acquisition Proposal (subject in each case to the terms of any applicable confidentiality agreement) and, in connection therewith, shall, if the applicable confidentiality or non-disclosure agreement so allows, request that all such Persons provide prompt written certification of the return or destruction of all such information.
(c)    Promptly upon receipt of an unsolicited Acquisition Proposal, each of the Acquiror Parties and the Company shall notify the other Party thereof, which notice shall include a written summary of the material terms of such unsolicited proposal. Notwithstanding the foregoing, the Parties may respond to any unsolicited Acquisition Proposal only by indicating that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Proposal.
Section 7.12.    Further Assurances. Each party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.
ARTICLE 8
CONDITIONS TO THE MERGERS
Section 8.01.    Conditions to Obligations of All Parties. The obligations of the Company and Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by the Company and Acquiror:
(a)    HSR Act. The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated.
(b)    No Prohibition. There shall not have been enacted or promulgated any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.
(c)    Offer Completion. The Offer shall have been completed in accordance with the terms hereof, the Acquiror Organizational Documents and the Proxy Statement.
(d)    Net Tangible Assets. Acquiror shall not have redeemed Acquiror Class A Common Stock in the Offer in an amount that would cause Acquiror to have less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).
(e)    Acquiror Shareholder Approval. The Acquiror Shareholder Approval shall have been obtained.
(f)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(g)    Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.
(h)    Listing. The shares of PubCo Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.
Section 8.02.    Additional Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:
(a)    Representations and Warranties.
(i)    Each of the representations and warranties of the Company contained in the first sentence of Section 3.01(a) and in Section 3.03, Section 3.07 and Section 3.21, in each case shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).
(ii)    The representations and warranties of the Company contained in Section 3.09(a) shall be true and correct in all respects as of the Closing Date.
(iii)    Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Section 8.02(a)(i) and (ii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.
(b)    Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)    Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.02(a) and Section 8.02(b) have been fulfilled.
Section 8.03.    Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)    Representations and Warranties.
(i)    Each of the representations and warranties of the Acquiror Parties contained in the first sentence of Section 4.01(a) and Section 4.06 and 4.19, in each case shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).
(ii)    Each of the representations and warranties of the Acquiror Parties contained in this Agreement (other than the representations and warranties of the Acquiror Parties described in Section 8.03(a)(i)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, an Acquiror Material Adverse Effect.
(b)    Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)    Officer’s Certificate. The Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.03(a) and Section 8.03(b) have been fulfilled.
(d)    Sponsor Agreement. The transactions contemplated by the Sponsor Agreement to occur at or prior to the Closing shall have been or will be consummated in accordance with the terms of the Sponsor Agreement in all material respects.
(e)    Minimum Cash. Available PubCo Cash shall be equal to or greater than Minimum Cash (the “Minimum Cash Condition”).
ARTICLE 9
TERMINATION/EFFECTIVENESS
Section 9.01.    Termination. This Agreement may be terminated and the Transactions abandoned (notwithstanding any approval of this Agreement by the stockholders of the Company or shareholders of Acquiror) at any time prior to the Effective Time:
(a)    by mutual written agreement of the Company and Acquiror;

(b)    by written notice of either the Company or Acquiror if:
(i)    the Closing has not occurred on or before December 31, 2021 (such applicable date, the “End Date”); provided that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to a Party if the failure of such Party to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the End Date; or
(ii)    the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or applicable Law;
(c)    by written notice to the Company from Acquiror, if:
(i)    the Support Agreements pursuant to Section 5.02(a) are not delivered to Acquiror within twenty-four (24) hours after the date of this Agreement;
(ii)    there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.02(a) or Section 8.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the End Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided that at the time of delivering a termination notice under this Section 9.01(c)(ii), Acquiror shall not be in material breach of any of its obligations under this Agreement;
(d)    by written notice to the Acquiror from the Company, if:
(i)    there is any breach of any representation, warranty, covenant or agreement on the part of the Acquiror Parties set forth in this Agreement, such that the conditions specified in Section 8.03(a) or Section 8.03(b) would not be satisfied at the Closing or the Sponsor breaches the Sponsor Agreement (each, a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by the Acquiror Parties or the Sponsor, as applicable, through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the End Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as the Acquiror Parties or the Sponsor, as applicable, continue to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period; provided that at the time of delivering a termination notice under this Section 9.01(d)(i), the Company shall not be in material breach of any of its obligations under this Agreement.
The Party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give notice of such termination to the other Party.
Section 9.02.    Effect of Termination. Except as otherwise set forth in this Section 9.02, in the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination that resulted in the termination of this Agreement subject to Section 10.12. The provisions of Sections 5.04, 7.04, this Section 9.02 and Article 10 (collectively, the “Surviving Provisions”), any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, and the Confidentiality Agreement shall in each case survive any termination of this Agreement. Notwithstanding the foregoing, a failure by the Acquiror Parties, on the one hand, or the Company, on the other hand, to consummate the Transactions in accordance with this Agreement when they are obligated to do so shall be deemed to be a Willful Breach of this Agreement.
ARTICLE 10
MISCELLANEOUS
Section 10.01.    Amendments and Waivers.
(a)    Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the Company Stockholders under the DGCL without such approval having first been obtained.
(b)    No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.
Section 10.02.    Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours for the recipient (and otherwise as of the immediately following Business Day), addressed as follows:
(a)    If to Acquiror or Merger Sub, to:
Capitol Investment Corp. V
1300 17th Street North, Suite 820
Arlington, VA 22209
Attention: Mark D. Ein, Chairman & CEO, and Dyson Dryden, President & CFO
E-mail: [                   ]
[                   ]
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
555 Eleventh Street, N.W.
Washington, DC 20004
Attention: Paul F. Sheridan, Jr. and Daniel R. Breslin
Email: [                   ] and [                   ]
(b)    If to the Company, to:
Doma Holdings, Inc.
101 Mission Street
Suite 740
San Francisco, California 94105
Attention: Eric Watson, General Counsel
Email: [                   ]
with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, California 94025
Attention: Stephen Salmon

Email: [                   ]
or to such other address or addresses as the Parties may from time to time designate in writing.
Section 10.03.    Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 10.03 shall be null and void, ab initio.
Section 10.04.    Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing:
(a)    in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and Representatives) are intended third-party beneficiaries of, and may enforce, Section 7.05;
(b)    the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce, Section 10.12; and
(c)    in the event the Closing occurs, the Earnout Participants are intended third-party beneficiaries of, and may enforce, Section 2.08 (and Annex I hereto) by action of Earnout Participants who would receive at least 20% of the aggregate Earnout Shares potentially issuable hereunder (assuming full achievement of the Earnout Milestones).
Section 10.05.    Expenses. Except as otherwise provided herein (including Section 2.10, 7.01, Section 7.05, Section 7.06(a), and Section 7.09), each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.
Section 10.06.    Governing Law. This Agreement, the Transactions and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 10.07.    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.
Section 10.08.    Entire Agreement. This Agreement (together with the Schedules, Annexes and Exhibits to this Agreement), the Ancillary Agreements and that certain Mutual Confidentiality Agreement, dated January 21, 2021, between Acquiror and the Company (the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.
Section 10.09.    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
Section 10.10.    Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, the other Transaction Documents or the Transactions, shall be brought in the federal and state courts located in the State of Delaware (the “Chosen Courts”), so long as one of such courts shall have subject matter jurisdiction over such Action. Any cause of action arising out of this Agreement or the Transactions shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the Parties irrevocably submits to the exclusive jurisdiction of the Chosen Courts in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in the Chosen Courts, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 10.10. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS.
Section 10.11.    Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 9.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.11 shall not be required to provide any bond or other security in connection with any such injunction.
Section 10.12.    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Parties, and then only with respect to the specific obligations set forth herein or in the other Transaction Documents with respect to such Party. Except to the extent a Party to this Agreement or the other Transaction Documents and then only to the extent of the specific obligations undertaken by such Party in this Agreement or in the applicable Ancillary Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party to this Agreement or any other Transaction Documents, and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement or any other Transaction Document of or for any claim based on, arising out of, or related to this Agreement or the Transactions.
Section 10.13.    Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for (a) those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Effective Time, and then only to such extent until such covenants and agreements have been fully performed (including, for the avoidance of doubt, those included in Annex I and this Article X) and (b) any claim based upon Fraud.
Section 10.14.    Disclosure Schedule References and SEC Report References.
(a)    The Schedules, Annexes and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules, Annexes and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Certain information set forth in the Schedules is included solely for informational purposes.
(b)    The Parties agree that each section or subsection of the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable, shall be deemed to be an exception to and to qualify (or, as applicable, a disclosure for purposes of), the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable. The Parties further agree that disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedule or the Acquiror Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable, to which the relevance of such disclosure would be reasonably apparent on its face to a reasonable person without any independent knowledge regarding the matter(s) so disclosed, notwithstanding the omission of a cross-reference to such other section or subsections.
(c)    The Parties agree that in no event shall any disclosure (other than statements of historical fact) contained in any part of any Acquiror SEC Document entitled “Risk Factors,” “Forward-Looking Statements,” “Cautionary Note Regarding Forward-Looking Statements,” “Special Note Regarding Forward Looking Statements” or containing a description or explanation of “Forward-Looking Statements” or any other disclosures in any Acquiror SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

CAPITOL INVESTMENT CORP. V

By:	/s/ L. Dyson Dryden
	Name:	L. Dyson Dryden
	Title:	President and Chief Financial Officer
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

CAPITOL V MERGER SUB, INC.

By:	/s/ L. Dyson Dryden
	Name:	L. Dyson Dryden
	Title:	Secretary
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

DOMA HOLDINGS, INC.

By:	/s/ Max Simkoff
	Name:	Max Simkoff
	Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Annex I
Earnout Shares
This Annex I sets forth the terms for the calculation of the number (if any) of Earnout Shares to be issued. Terms used but not defined in this Annex I shall have the meanings given to such terms in the Agreement to which this Annex I is a part.
1.    First Share Price Milestone. If the closing share price of PubCo Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period commencing on or after the Closing Date and ending on or prior to the five (5)-year anniversary of the Closing Date (the first occurrence of the foregoing is referred to herein as the “First Share Price Milestone,” and the date on which the first occurrence of the foregoing occurs is referred to as the “First Share Price Milestone Date”), then PubCo shall issue, as promptly as reasonably practicable following the First Share Price Milestone Date, to each Earnout Participant a number of shares of PubCo Common Stock equal to such participant’s Earnout Pro Rata Portion of 2.5% of the PubCo Fully Diluted Shares, as of immediately following the Closing (such shares being referred to as the “First Earnout Shares”).
2.    Second Share Price Milestone. If the closing share price of PubCo Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period commencing on or after the Closing Date and ending on or prior to the five (5)-year anniversary of the Closing Date (the first occurrence of the foregoing is referred to herein as the “Second Share Price Milestone” and together with the First Share Price Milestone, the “Earnout Milestones,” and the date on which the first occurrence of the Second Share Price Milestone occurs is referred to as the “Second Share Price Milestone Date”), then PubCo shall issue, as promptly as reasonably practicable following the Second Share Price Milestone Date, to each Earnout Participant, a number of shares of PubCo Common Stock equal to such participant’s Earnout Pro Rata Portion of 2.5% of the PubCo Fully Diluted Shares, as of immediately following the Closing (such shares being referred to as the “Second Earnout Shares” and, together with the First Earnout Shares, the “Earnout Shares”).
3.    For the avoidance of doubt, if the condition for the Second Share Price Milestone is achieved, the Earnout Shares to be earned in connection with such Earnout Milestone shall be cumulative with the Earnout Shares earned in connection with the achievement of the First Share Price Milestone; provided that, for avoidance of doubt, Earnout Shares in respect of each Earnout Milestone will be issued and earned only once.
4.    Upon the five (5)-year anniversary of the Closing Date (the “Earnout Expiration Date”):
(a)    if the First Share Price Milestone has not been achieved, none of the First Earnout Shares shall be issued and the contingent right to receive the First Earnout Shares shall be forfeited for no consideration; and
(b)    if the Second Share Price Milestone has not been achieved, none of the Second Earnout Shares shall be issued and the contingent right to receive the Second Earnout Shares shall be forfeited for no consideration.
5.    In the event that after the Closing and prior to the five (5)-year anniversary of the Closing Date, there is an Earnout Strategic Transaction (or a definitive agreement providing for an Earnout Strategic Transaction has been entered into prior to the five (5)-year anniversary of the Closing Date and such Earnout Strategic Transaction is ultimately consummated, even if such consummation occurs after the five (5)-year anniversary of the Closing Date), then if the per share value of the consideration to be received by the holders of the PubCo Common Stock in such Earnout Strategic Transaction equals or exceeds $15.00 per share and the First Share Price Milestone has not been previously achieved, then the First Share Price Milestone shall be deemed to have been achieved, and if the per share value of the consideration to be received by the holders of the PubCo Common Stock in such Earnout Strategic Transaction equals or exceeds $17.50 per share and the Second Share Price Milestone has not been previously achieved (or both the First Share Price Milestone and the Second Share Price Milestone) has not been previously achieved, then the Second Share Price Milestone (and, if not previously achieved, the First Share Price Milestone) shall be deemed to have been achieved; provided, that if the consideration to be received by the holders of the PubCo Common Stock in such Earnout Strategic Transaction includes non-cash consideration, the value of such consideration shall be determined in good faith by the PubCo Board; provided, further that such Earnout Shares that are not deemed earned as of the consummation of such Earnout Strategic Transaction shall be cancelled for no consideration. In the event either the First Share Price Milestone or the Second Share Price Milestone would be deemed to be achieved pursuant to this Paragraph 5, the Earnout Shares shall be issued or deemed to be issued immediately prior to the consummation of the Earnout Strategic Transaction and such Earnout Shares shall receive the same consideration per share as the shares of PubCo Common Stock receive in the Earnout Strategic Transaction.
6.    If PubCo shall, at any time or from time to time, after the date hereof effect a subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction affecting the outstanding shares of PubCo Common Stock, the number of Earnout Shares issuable pursuant to, and the stock price targets set forth in this Annex I, shall be equitably adjusted for such subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction becomes effective.
7.    The following terms shall have the following meanings:
“Earnout Participant” means each holder of Company Common Stock (after giving effect to the Conversion and including Company Restricted Shares), Company Options (whether vested or unvested) or Company Warrants, in each case, as of immediately prior to the Effective Time with an Earnout Pro Rata Portion in excess of zero (0).
“Earnout Pro Rata Portion” means, with respect to:
(a)    each holder of outstanding shares of Company Common Stock (after giving effect to the Conversion but excluding Company Restricted Shares) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the amount of Company Stockholder Stock Consideration that such holder would be eligible to receive if such holder made a Stock Election for all of such holder’s shares of Company Capital Stock divided by (ii) the sum of (x) the amount of Company Stockholder Stock Consideration that all holders of Company Capital Stock as of immediately prior to the Effective Time would be eligible to receive if all such holders made a Stock Election for all of such holders’ shares of Company Capital Stock; plus (w) the total number of shares of PubCo Common Stock issued or issuable upon the exercise of the Converted Options as of immediately following the Effective Time (whether vested or unvested, and on a cash exercise basis and determined as if all holders of Company Options made a Stock Election for all of such holders’ Cash Eligible Options); plus (y) the total number of shares of PubCo Common Stock represented by Exchanged Restricted Stock as of immediately following the Effective Time; and plus (z) the total number of shares of PubCo Common Stock issued or issuable upon the exercise of the PubCo Replacement Warrants as of immediately following the Effective Time (on a cash exercise basis) (this clause (ii), the “Earnout Denominator”);
(b)    each holder of Company Options (whether vested or unvested) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of PubCo Common Stock issued or issuable upon exercise of such holder’s Converted Options as of immediately following the Effective Time (on a cash exercise basis and determined as if all holders of Company Options made a Stock Election for all of such holders’ Cash Eligible Options), divided by (ii) the Earnout Denominator;
(c)    each holder of Exchanged Restricted Stock as of immediately following the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Exchanged Restricted Stock as of immediately following the Effective Time, divided by (ii) the Earnout Denominator; and

(d)    each holder of PubCo Replacement Warrants as of immediately following the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of PubCo Common Stock issued or issuable upon the exercise of such holder’s PubCo Replacement Warrant as of immediately following the Effective Time (on a cash exercise basis), divided by (ii) the Earnout Denominator;
in each case, with such adjustments to give effect to rounding as the Company may determine in its sole discretion; provided, however, in no event shall the aggregate Earnout Pro Rata Portion exceed 100%.
“Earnout Strategic Transaction” means the occurrence in a single transaction or as a result of a series of related transactions, of a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to PubCo and its Subsidiaries, taken as a whole, whereby all or substantially all of the holders of the outstanding shares of PubCo Common Stock have such shares converted, exchanged or otherwise replaced with the right to receive cash, securities or other property.
8.    The Earnout Shares are an integral part of the Company Stockholder Consideration. Notwithstanding anything to the contrary in this Annex I or the Agreement to which this Annex I is a part, before the Earnout Shares are issued in connection with an Earnout Milestone or in connection with an Earnout Strategic Transaction, the contingent right to receive the Earnout Shares:
(a)    does not provide the holders of such contingent right any rights of the holders of PubCo Common Stock, including no right to vote and no right to receive dividends;
(b)    does not bear interest in any form;
(c)    is not a “security” and is not assignable or transferable, except by operation of law, will or intestacy; and
(d)    is not represented by any form of certificate or instrument.

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER
This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of March 18, 2021, is made by and among Capitol Investment Corp. V, a Delaware corporation (“Capitol”), Capitol V Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Doma Holdings, Inc., a Delaware Corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, Capitol, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of March 2, 2021 (the “Merger Agreement”);
WHEREAS, Section 10.01 of the Merger Agreement provides that any provision of the Merger Agreement may be amended prior to the Effective Time if such amendment is in writing and is signed by each party to the Merger Agreement; and
WHEREAS, Capitol, Merger Sub and the Company desire to amend the Merger Agreement pursuant to Section 10.01 thereof as set forth herein.
NOW THEREFORE, in consideration of the covenants set forth herein, and for other good and valuable consideration, Capitol, Merger Sub and the Company hereby agree as follows:
SECTION 1.Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
SECTION 2.Amendment to the Merger Agreement.
2.1Paragraph 7 of Annex I to the Merger Agreement is hereby amended by adding the following additional defined term: “Earnout Fully Diluted Shares” means the sum of (i) the aggregate number of outstanding shares of PubCo Common Stock (including Exchanged Restricted Stock, but excluding the Unvested Shares (as defined in the Sponsor Agreement)), plus (ii) the maximum number of shares underlying Converted Options that are vested (calculated on a net exercise basis and assuming, for this purpose, a price per share of PubCo Common Stock of $10.00) and the maximum number of shares underlying PubCo Replacement Warrants (calculated on a net exercise basis and assuming, for this purpose, a price per share of PubCo Common Stock of $10.00), in each case of these clauses (i) and (ii), as of immediately following Closing and, for the avoidance of doubt, after giving effect to all Acquiror Share Redemptions and any forfeiture pursuant to Sections 1.1(a) and/or 1.1(b) of the Sponsor Agreement.
2.2Paragraphs 1 and 2 of Annex I to the Merger Agreement are each hereby amended such that the term “PubCo Fully Diluted Shares” in each such paragraph is deleted and replaced by the term “Earnout Fully Diluted Shares”.
SECTION 3.No Further Amendment. Except as and to the extent expressly modified by this Amendment, the Merger Agreement is not otherwise being amended, modified or supplemented. The Merger Agreement shall remain in full force and effect in accordance with its terms.
SECTION 4.References to the Merger Agreement. Once this Amendment becomes effective, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.
SECTION 5.Miscellaneous Provisions. Sections 10.01 through 10.12 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

CAPITOL INVESTMENT CORP. V

By:	/s/ L. Dyson Dryden
	Name:	L. Dyson Dryden
	Title:	President and Chief Financial Officer

DOMA HOLDINGS, INC.

By:	/s/ Max Simkoff
	Name:	Max Simkoff
	Title:	Chief Executive Officer

CAPITOL V MERGER SUB, INC.

By:	/s/ L. Dyson Dryden
	Name:	L. Dyson Dryden
	Title:	Secretary
[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex B
FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CAPITOL INVESTMENT CORP. V
Capitol Investment Corp. V, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:
1.The name of the Corporation is “Capitol Investment Corp. V”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 31, 2019 (the “Original Certificate”).
2.This amended and restated certificate of incorporation (this “Certificate of Incorporation”), which restates, integrates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).
3.The text of the Original Certificate is hereby restated, integrated and amended in its entirety to read as follows:
ARTICLE I.
NAME
The name of the corporation is Doma Holdings, Inc. (the “Corporation”).
ARTICLE II.
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE III.
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is [c/o, and the name of the Corporation’s registered agent at such address is [ ].]
ARTICLE IV.
CAPITALIZATION
Section 4.1.Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 2,100,000,000 shares, consisting of (a) 2,000,000,000 shares of common stock (the “Common Stock”) and (b) 100,000,000 shares of preferred stock (the “Preferred Stock”).
Immediately upon the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), automatically and without further action on the part of holders of capital stock of the Corporation, each share of the Class A Common Stock, par value $0.0001 per share, and each share of Class B Common Stock, par value $0.0001 per share, outstanding or held by the Corporation as treasury stock as of immediately prior to the Effective Time (collectively, the “Old Common Stock”) shall be reclassified as, and become, one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reclassification”). The Reclassification shall occur automatically as of the Effective Time without any further action by the Corporation or the holders of the shares affected thereby and whether or not any certificates representing such shares are surrendered to the Corporation. Upon the Effective Time, each certificate that as of immediately prior to the Effective Time represented shares of Old Common Stock shall be deemed to represent an equivalent number of shares of Common Stock. The Reclassification shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Old Common Stock of the Corporation and all references to the Old

Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Old Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be.
Section 4.2.Preferred Stock. The board of directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.
Section 4.3.Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL. Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.
Section 4.4.Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends.
Section 4.5.Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
ARTICLE V.
BOARD OF DIRECTORS
Section 5.1.Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board.
Section 5.2.Number, Election and Term.
(a)The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.
(b)Subject to Section 5.5, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following December 1, 2020; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following December 1, 2020; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following December 1, 2020. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following December 1, 2020, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5, if the number of directors that constitute the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, directors shall be elected by a plurality of the votes cast by the stockholders of the Corporation present in person or represented by proxy at the meeting and entitled to vote thereon.
(c)Subject to Section 5.5, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
(d)Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. There is no cumulative voting with respect to the election of directors.
Section 5.3.Newly Created Directorships and Vacancies. Subject to Section 5.5, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Section 5.4.Removal. Subject to Section 5.5, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 5.5.Preferred Stock—Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of Preferred Stock as set forth in this Certificate of Incorporation (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.
ARTICLE VI.
BYLAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the total number of directors present at a regular or special meeting of the Board at which there is a quorum or by unanimous written consent. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Certificate of Incorporation (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; provided, further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII.
SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT
Section 7.1.Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation, for any purpose or purposes, may be called only by the (i) Chairman of the Board, (ii) Chief Executive Officer or (iii) Secretary of the Corporation at the direction of the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.
Section 7.2.Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
Section 7.3.Action by Consent. Except as may be otherwise provided for or fixed pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by consent of the stockholders of the Corporation unless the action was approved in advance by the Board and submitted to the stockholders for their approval or adoption by consent.
ARTICLE VIII.
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1.Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended, unless a director violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions or derived improper personal benefit from his or her actions as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any amendment, modification or repeal of the second preceding sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
Section 8.2.Indemnification and Advancement of Expenses.
(a)To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b)If a claim for indemnification under this Section 8.2 (following the final disposition of such proceeding) is not paid in full within sixty days after the Corporation has received a claim therefor by the indemnitee, or if a claim for any advancement of expenses under this Section 8.2 is not paid in full within twenty days after the Corporation has received a statement or statements requesting such amounts to be advanced, the indemnitee shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the indemnitee shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable law.
(c)The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, an agreement, vote of stockholders or disinterested directors or otherwise.
(d)Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(e)This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX.
AMENDMENT OF CERTIFICATE OF INCORPORATION
The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX.
ARTICLE X.
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 10.1Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this

Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine.
Section 10.2.Federal Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
Section 10.3.Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.
ARTICLE XI. CORPORATE OPPORTUNITIES
Section 11.1In the event that (i) a stockholder of the Corporation, (ii) a member of the Board who is not an employee of the Corporation or its subsidiaries, or (iii) any employee or agent of such stockholder or member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of Directors of the Corporation (a “Corporate Opportunity”), then the Corporation to the maximum extent permitted from time to time under the DGCL (including Section 122(17) thereof):
(a)renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and
(b)waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its Affiliates.
No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal. “Affiliate” means, with respect to any person or entity, any other person or entity who, as of the relevant time for which the determination of affiliation is being made, directly or indirectly controls, is controlled by or is under common control with such person or entity.
ARTICLE XII.
SEVERABILITY
If any provision or provisions (or any part thereof) of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.
[Signature Page Follows]

IN WITNESS WHEREOF, Capitol Investment Corp. V has caused this Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the ___ day of _________, 2021.

CAPITOL INVESTMENT CORP. V

By:
Name:
Title:
[Signature Page to Certificate of Incorporation]

Annex C
DOMA HOLDINGS, INC.
OMNIBUS INCENTIVE PLAN
Section 1.Purpose. The purpose of the Doma Holdings, Inc. Omnibus Incentive Plan (as amended from time to time, the “Plan”) is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to the success of Doma Holdings, Inc. (the “Company”), thereby furthering the best interests of the Company and its shareholders.
Section 2.Definitions. As used in the Plan, the following terms shall have the meanings set forth below:
(a)“Affiliate” means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Company.
(b)“Award” means any Option, SAR, Restricted Stock, RSU, Performance Award, Other Cash-Based Award or Other Stock-Based Award granted under the Plan.
(c)“Award Agreement” means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.
(d)“Beneficial Owner” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.
(e)“Beneficiary” means a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of a Participant’s death. If no such Person can be named or is named by a Participant, or if no Beneficiary designated by a Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at a Participant’s death, such Participant’s Beneficiary shall be such Participant’s estate.
(f)“Board” means the Board of Directors of the Company.
(g)“Cause” is as defined in the Participant’s Service Agreement, if any, or if not so defined, means: (i) the Participant’s failure or refusal to substantially perform the Participant’s duties and obligations as a service provider (for reasons other than death or Disability), which failure is not cured to the sole and reasonable satisfaction of the Company; (ii) the Participant’s failure or refusal to comply with the policies, standards, codes of conduct, and regulations established by the Company from time to time, which failure is not cured to the sole and reasonable satisfaction of the Company; (iii) the Participant’s failure to comply with any reasonable legal directive of the Board; (iv) the Participant’s commission of any crime or act of moral turpitude, fraud, theft, misappropriation, embezzlement, misrepresentation, or other unlawful act committed by the Participant that results in harm to the Company or its Affiliates, including financial or reputational, which harm shall be determined in the Company’s sole and reasonable discretion; (v) the Participant’s violation of a federal or state law, rule or regulation applicable to the business of the Company or its Affiliates; (vi) the Participant’s commission of, or entering a plea of nolo contendere or guilty to, a felony under the laws of the United States or its equivalent in the jurisdiction in which the act that constituted the felony occurred; or (vii) the Participant’s material breach of the terms of any agreement between the Participant and the Company (or any Affiliate of the Company). With respect to (i) and (ii) above, only, the Participant shall have ten days to cure following written notice of the Participant’s failure or refusal to perform or comply, provided that whether the failure is curable shall be within the Company’s sole and reasonable discretion.
(h)“Change in Control” means the occurrence of any one or more of the following events:
(i)any Person, other than (A) any employee plan established by the Company or any Subsidiary, (B) the Company or any of its Affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) an entity owned, directly or indirectly, by shareholders of the Company in substantially the same proportions as their ownership of the Company, is (or becomes, during any 12-month period) the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of the total voting power of the stock of the Company; provided that the provisions of this subsection (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (iii) below;
(ii) a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the “Existing Board”) cease for any reason to constitute at least 50% of the Board; provided, however, that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the Directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board; provided further, that, notwithstanding the foregoing, no individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act or successor statutes or rules containing analogous concepts) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or Person other than the Board, shall in any event be considered to be a member of the Existing Board;
(iii) the consummation of a merger, amalgamation or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with such a transaction pursuant to applicable stock exchange requirements; provided that immediately following such transaction the voting securities of the Company outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such transaction or parent entity thereof) 50% or more of the total voting power and total fair market value of the Company’s stock (or, if the Company is not the surviving entity of such merger or consolidation, 50% or more of the total voting power and total fair market value of the stock of such surviving entity or parent entity thereof); and provided, further, that such a transaction effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of either the then-outstanding Shares or the combined voting power and total fair market value of the Company’s then-outstanding voting securities shall not be considered a Change in Control; or
(iv) the sale or disposition by the Company of all or substantially all of the Company’s assets in which any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.
Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions and (B) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any Person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act that effects a Change in Control. Notwithstanding the foregoing or any provision of any Award Agreement to the contrary, for any Award that provides for accelerated distribution on a Change in Control of amounts that constitute “deferred compensation” (as defined in Section 409A of the Code), if the event that constitutes such Change in Control does not also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets (in either case, as defined in Section 409A of the Code), such amount shall not be distributed on such Change in Control but instead shall vest as of such Change in Control and shall be distributed on the scheduled payment date specified in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant who holds such Award incurring interest or additional tax under Section 409A of the Code.
(i)“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.
(j)“Committee” means the compensation committee of the Board unless another committee is designated by the Board. If there is no compensation committee of the Board and the Board does not designate another committee, references herein to the “Committee” shall refer to the Board.
(k)“Consultant” means any individual, including an advisor, who is providing services to the Company or any Subsidiary or who has accepted an offer of service or consultancy from the Company or any Subsidiary.
(l)“Director” means any member of the Board.
(m) “Effective Date” means [●]4.
(n)“Employee” means any individual, including any officer, employed by the Company or any Subsidiary or any prospective employee or officer who has accepted an offer of employment from the Company or any Subsidiary, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code or applicable laws.
(o)“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.
(p)“Fair Market Value” means with respect to Shares, the closing price of a Share on the trading day immediately preceding the date of determination (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred), on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.
(q)“Incentive Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that meets the requirements of Section 422 of the Code.
(r)“Intrinsic Value” with respect to an Option or SAR Award means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.
(s) “Non-Qualified Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that is not an Incentive Stock Option.
(t)“Option” means an Incentive Stock Option or a Non-Qualified Stock Option.
(u)“Other Cash-Based Award” means an Award granted pursuant to Section 11, including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.
(v)“Other Stock-Based Award” means an Award granted pursuant to Section 11 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to,
4 Note to Draft: To be updated to the Closing Date.

Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, dividend rights or dividend equivalent rights or Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee.
(w)“Participant” means the recipient of an Award granted under the Plan.
(x)“Performance Award” means an Award granted pursuant to Section 10.
(y)“Performance Period” means the period established by the Committee with respect to any Performance Award during which the performance goals specified by the Committee with respect to such Award are to be measured.
(z)“Person” has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.
(aa)“Predecessor Award” means an award granted prior to the Effective Date under the Predecessor Plan.
(bb)“Predecessor Plan” means the States Title, Inc. 2019 Equity Incentive Plan.
(cc)“Restricted Stock” means any Share subject to certain restrictions and forfeiture conditions, granted pursuant to Section 8.
(dd)“RSU” means a contractual right granted pursuant to Section 9 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.
(ee)“SAR” means a right granted pursuant to Section 7 to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of the Fair Market Value of one Share on the date of exercise or settlement over the exercise or hurdle price of the right on the date of grant.
(ff)“Service Agreement” means any employment, severance, consulting or similar agreement between the Company or any of its Affiliates and a Participant.
(gg)“Share” shall mean a share of common stock, $0.0001 par value.
(hh)“Subsidiary” means an entity of which the Company directly or indirectly holds all or a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity. Whether employment by or service with a Subsidiary is included within the scope of the Plan shall be determined by the Committee.
(ii)“Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines.
(jj)“Termination of Service” means, in the case of a Participant who is an Employee, cessation of the employment relationship such that the Participant is no longer an employee of the Company or any Subsidiary, or, in the case of a Participant who is a Consultant or other service provider, the date the performance of services for the Company or any Subsidiary has ended; provided, however, that in the case of a Participant who is an Employee, the transfer of employment from the Company to a Subsidiary, from a Subsidiary to the Company, from one Subsidiary to another Subsidiary or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a Director or Consultant shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Subsidiary when such Subsidiary ceases to be a Subsidiary unless such Participant’s employment or service continues with the Company or another Subsidiary.

Notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a “separation of service” (as such term is defined under Section 409A of the Code).
Section 3.Eligibility.
(a)Any Employee, non-employee Director or Consultant shall be eligible to be selected to receive an Award under the Plan, to the extent that an offer or receipt of an Award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.
(b)Holders of equity compensation awards granted by a company that is acquired by the Company (or whose business is acquired by the Company) or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.
Section 4.Administration.
(a)Administration of the Plan. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders, Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan.
(b)Delegation of Authority. To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant Options and SARs or other Awards in the form of Share rights (except that such delegation shall not apply to any Award for a Person then covered by Section 16 of the Exchange Act), and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with applicable law.
(c)Authority of Committee. Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full discretion and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award and prescribe the form of each Award Agreement, which need not be identical for each Participant; (v) determine whether, to what extent, under what circumstances and by which methods Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise), or any combination thereof, or canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) amend terms or conditions of any outstanding Awards; (viii) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (ix) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

Section 5.Shares Available for Awards.
(a)Subject to adjustment as provided in Section 5(c) and except for Substitute Awards, the maximum number of Shares available for issuance under the Plan shall not exceed [●]5 Shares in the aggregate; provided that the number of Shares shall be increased annually on the first day of each Company fiscal year beginning with January 1, 2022 and ending with January 1, 2031, in an amount equal to the least of (A) 5% of the aggregate number of outstanding Shares on the last day of the immediately preceding fiscal year and (B) such number of Shares as determined by the Board in its discretion. Shares underlying Substitute Awards and Shares remaining available for grant under a plan of an acquired company or of a company with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise), appropriately adjusted to reflect the acquisition or combination transaction, shall not reduce the number of Shares remaining available for grant hereunder.
(b)If any Award or Predecessor Award is forfeited, cancelled, expires, terminates or otherwise lapses or is settled in cash, in whole or in part, without the delivery of Shares, then the Shares covered by such forfeited, expired, terminated or lapsed Award or Predecessor Award shall again be available for grant under the Plan. The following shall become available for issuance under the Plan: (i) any Shares withheld in respect of taxes relating to any Award or Predecessor Award and (ii) any Shares tendered or withheld to pay the exercise price or purchase price of Options or Predecessor Awards.
(c)In the event that the Committee determines that, as a result of any extraordinary dividend or other extraordinary distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee, subject to Section 19 and applicable law, shall, in a manner determined in the Committee’s sole discretion, and to the extent determined appropriate by the Committee, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:
(i)the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate limits specified in Section 5(a) and Section 5(f);
(ii)the number and type of Shares (or other securities) subject to outstanding Awards;
(iii) the grant, acquisition, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and
(iv) the terms and conditions of any outstanding Awards, including the performance criteria of any Performance Awards;
provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.
(d)Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.
(e)A Participant who is a non-employee Director may not receive compensation for any calendar year in excess of $[750,000] in the aggregate, including cash payments and Awards.
(f)Subject to adjustment as provided in Section 5(c)(i), the maximum number of Shares available for issuance with respect to Incentive Stock Options shall be [●]6.
5 Note to Draft: To include 10% of the fully diluted shares outstanding of the Company as of immediately following the Closing.
6 Note to Draft: To include 10% of the fully diluted shares outstanding of the Company as of immediately following the Closing.

Section 6.Options. The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:
(a)The exercise price per Share under an Option shall be determined by the Committee at the time of grant; provided, however, that, except in the case of Substitute Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.
(b)The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such Option. The Committee shall determine the time or times at which an Option becomes vested and exercisable in whole or in part.
(c)The Committee shall determine the methods by which, and the forms in which payment of the exercise price with respect thereto may be made or deemed to have been made, including cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price.
(d)No grant of Options may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Options (except as provided under Section 5(c)).
(e)The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Incentive Stock Options may be granted only to employees of the Company or of a parent or subsidiary corporation (as defined in Section 424 of the Code).
Section 7.Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:
(a)SARs may be granted under the Plan to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Option granted under Section 6.
(b)The exercise or hurdle price per Share under a SAR shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.
(c)The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR. The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.
(d)Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.
(e)No grant of SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SARs (except as provided under Section 5(c)).
Section 8.Restricted Stock. The Committee is authorized to grant Awards of Restricted Stock to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:
(a)The Award Agreement shall specify the vesting schedule.

(b)Awards of Restricted Stock shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.
(c)Subject to the restrictions set forth in the applicable Award Agreement, a Participant generally shall have the rights and privileges of a shareholder with respect to Awards of Restricted Stock, including the right to vote such Shares of Restricted Stock and the right to receive dividends.
(d)The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividends or other distributions paid on Awards of Restricted Stock prior to vesting be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividends or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as the underlying Awards.
(e)Any Award of Restricted Stock may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.
(f)The Committee may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, such Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.
Section 9.RSUs. The Committee is authorized to grant Awards of RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:
(a)The Award Agreement shall specify the vesting schedule and the delivery schedule (which may include deferred delivery later than the vesting date).
(b)Awards of RSUs shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.
(c)An RSU shall not convey to a Participant the rights and privileges of a shareholder with respect to the Share subject to such RSU, such as the right to vote or the right to receive dividends, unless and until and to the extent a Share is issued to such Participant to settle such RSU.
(d)The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividend equivalents or other distributions paid on Awards of RSUs prior to vesting or settlement, as applicable, be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividend equivalents or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as such Awards.
(e)Shares delivered upon the vesting and settlement of an RSU Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.
(f)The Committee may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any RSU Award may be made.
Section 10.Performance Awards. The Committee is authorized to grant Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:
(a)Performance Awards may be denominated as a cash amount, number of Shares or units or a combination thereof and are Awards that may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the grant to a Participant or the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee.
(b)Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, and may be established on a corporate-wide basis, with respect to one or more business units, divisions, Subsidiaries or business segments, or on an individual basis. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Committee may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable such that it does not provide any undue enrichment or harm. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 10(b) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.
(c)Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined in the discretion of the Committee.
(d)A Performance Award shall not convey to a Participant the rights and privileges of a shareholder with respect to the Share subject to such Performance Award, such as the right to vote (except as relates to Restricted Stock) or the right to receive dividends, unless and until and to the extent a Share is issued to such Participant to settle such Performance Award. The Committee, in its sole discretion, may provide that a Performance Award shall convey the right to receive dividend equivalents on the Shares subject to such Performance Award with respect to any dividends declared during the period that such Performance Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Performance Award, subject to the Participant’s earning of the Shares with respect to which such dividend equivalents are paid upon achievement or satisfaction of performance conditions specified by the Committee. Shares delivered upon the vesting and settlement of a Performance Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration. For the avoidance of doubt, unless otherwise determined by the Committee, no dividend equivalent rights shall be provided with respect to any Shares subject to Performance Awards that are not earned or otherwise do not vest or settle pursuant to their terms.
(e)The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.
Section 11.Other Cash-Based Awards and Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant Other Cash-Based Awards (either independently or as an element of or supplement to any other Award under the Plan) and Other Stock-Based Awards. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, and paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, as the Committee shall determine; provided that the purchase price therefor shall not be less than the Fair Market Value of such Shares on the date of grant of such right.
Section 12.Effect of Termination of Service or a Change in Control on Awards.
(a)The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant’s Termination of Service prior to the end of a Performance Period or vesting, exercise or settlement of such Award.
(b)Subject to the last sentence of Section 2(jj), the Committee may determine, in its discretion, whether, and the extent to which, (i) an Award will vest during a leave of absence, (ii) a reduction in service level (for example, from full-time to part-time employment) will cause a reduction, or other change, to an Award and (iii) a leave of absence or reduction in service will be deemed a Termination of Service.
(c)In the event of a Change in Control, the Committee may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:
(i)continuation or assumption of such Award by the Company (if it is the surviving corporation) or by the successor or surviving entity or an affiliate thereof;
(ii)substitution or replacement of such Award by the successor or surviving entity or its parent with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving entity (or a parent or subsidiary thereof), with substantially the same terms and value as such Award (including any applicable performance targets or criteria with respect thereto);
(iii) acceleration of the vesting of such Award and the lapse of any restrictions thereon and, in the case of an Option or SAR Award, acceleration of the right to exercise such Award during a specified period (and the termination of such Option or SAR Award without payment of any consideration therefor to the extent such Award is not timely exercised), in each case, either (A) immediately prior to or as of the date of the Change in Control, (B) upon a Participant’s involuntary Termination of Service (including upon a termination of the Participant’s employment by the Company (or a successor corporation or its parent) without Cause, by a Participant for “good reason” and/or due to a Participant’s death or “disability”, as such terms may be defined in the applicable Award Agreement and/or a Participant’s Service Agreement, as the case may be) on or within a specified period following the Change in Control or (C) upon the failure of the successor or surviving entity (or its parent) to continue or assume such Award;
(iv) in the case of a Performance Award, determination of the level of attainment of the applicable performance condition(s); and
(v)cancellation of such Award in consideration of a payment, with the form, amount and timing of such payment determined by the Committee in its sole discretion, subject to the following: (A) such payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Committee in its sole discretion; provided that, in the case of an Option or SAR Award, if such value equals the Intrinsic Value of such Award, such value shall be deemed to be valid; provided further that, if the Intrinsic Value of an Option or SAR Award is equal to or less than zero, the Committee may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor (for the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SAR Awards for which the exercise or hurdle price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor); and (C) such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; provided that the timing of such payment shall comply with Section 409A of the Code.
Section 13.General Provisions Applicable to Awards.
(a)Awards shall be granted for such cash or other consideration, if any, as the Committee determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law.

(b)Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.
(c)Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.
(d)Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant other than by will or pursuant to Section 13(e) and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable only by such Participant or, if permissible under applicable law, by such Participant’s guardian or legal representative. The provisions of this Section 13(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.
(e)A Participant may designate a Beneficiary or change a previous Beneficiary designation only at such times as prescribed by the Committee, in its sole discretion, and only by using forms and following procedures approved or accepted by the Committee for that purpose.
(f)All certificates, if any, for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise or settlement thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.
(g)The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Committee’s satisfaction, (ii) as determined by the Committee, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws, stock market or exchange rules and regulations or accounting or tax rules and regulations and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Committee deems necessary or appropriate to satisfy any applicable laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Committee determines is necessary to the lawful issuance and sale of any Shares, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
(h)The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants, or requirements to comply with minimum share ownership requirements, as it deems necessary or appropriate in its sole discretion, which such restrictions may be set forth in any applicable Award Agreement or otherwise.
Section 14.Amendments and Terminations.
(a)Amendment or Termination of the Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i)  shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii)  subject to Section 5(c) and Section 12, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary or desirable to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.
(b)Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee.
(c)Terms of Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted (including by substituting another Award of the same or a different type), prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; provided, however, that, subject to Section 5(c) and Section 12, no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan or Award to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 5(c)) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.
(d)No Repricing. Except as provided in Section 5(c), the Committee may not, without shareholder approval, seek to effect any re-pricing of any previously granted “underwater” Option, SAR or similar Award by: (i) amending or modifying the terms of the Option, SAR or similar Award to lower the exercise price; (ii) cancelling the underwater Option, SAR or similar Award and granting either (A) replacement Options, SARs or similar Awards having a lower exercise price or (B) Restricted Shares, RSUs, Performance Awards or Other Share-Based Awards in exchange; or (iii) cancelling or repurchasing the underwater Options, SARs or similar Awards for cash or other securities. An Option, SAR or similar Award will be deemed to be “underwater” at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.
Section 15.Miscellaneous.
(a)No Employee, Consultant, non-employee Director, Participant, or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.
(b)The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or any applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(c)No payment pursuant to the Plan shall be taken into account in determining any benefits under any severance, pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate, except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
(d)Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, including the grant of options and other stock-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.
(e)The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other Awards, other property, net settlement, or any combination thereof) of applicable withholding taxes due in respect of an Award, its exercise or settlement or any payment or transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by such Participant) as may be necessary to satisfy all obligations for the payment of such taxes and, unless otherwise determined by the Committee in its discretion, to the extent such withholding would not result in liability classification of such Award (or any portion thereof) pursuant to FASB ASC Subtopic 718-10.
(f)If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.
(g)Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.
(h)No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.
(i)Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country.
Section 16.Effective Date of the Plan. The Plan shall be effective as of the Effective Date.
Section 17.Term of the Plan. No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of the Effective Date; (ii) the maximum number of Shares available for issuance under the Plan have been issued; or (iii) the Board terminates the Plan in accordance with Section 14(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 18.Cancellation or “Clawback” of Awards.
(a)The Committee may specify in an Award Agreement that a Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include a Termination of Service with or without Cause (and, in the case of any Cause that is resulting from an indictment or other non-final determination, the Committee may provide for such Award to be held in escrow or abeyance until a final resolution of the matters related to such event occurs, at which time the Award shall either be reduced, cancelled or forfeited (as provided in such Award Agreement) or remain in effect, depending on the outcome), violation of material policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants, or requirements to comply with minimum share ownership requirements, that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.
(b)The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.
Section 19.Section 409A of the Code. With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Board considers a Participant to be a “specified employee” under Section 409A of the Code at the time of such Participant’s “separation from service” (as defined in Section 409A of the Code), and any amount hereunder is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Section 409A of the Code. If an Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), a Participant’s right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), a Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of non-compliance with Section 409A of the Code.
Section 20.Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 12(c).
Section 21.Data Protection. In connection with the Plan, the Company may need to process personal data provided by the Participant to the Company or its Affiliates, third party service providers or others acting on the Company’s behalf. Examples of such personal data may include, without limitation, the Participant’s name, account information, social security number, tax number and contact information. The Company may process such personal data in its legitimate business interests for all purposes relating to the operation and performance of the Plan, including but not limited to:
(a)administering and maintaining Participant records;
(b)providing the services described in the Plan;
(c)providing information to future purchasers or merger partners of the Company or any Affiliate, or the business in which such Participant works; and
(d)responding to public authorities, court orders and legal investigations, as applicable.
The Company may share the Participant’s personal data with (i) Affiliates,(ii) trustees of any employee benefit trust, (iii) registrars, (iv) brokers, (v) third party administrators of the Plan, (vi) third party service providers acting on the Company’s behalf to provide the services described above or (vii) regulators and others, as required by law.
If necessary, the Company may transfer the Participant’s personal data to any of the parties mentioned above in a country or territory that may not provide the same protection for the information as the Participant’s home country. Any transfer of the Participant’s personal data to recipients in a third country will be made subject to appropriate safeguards or applicable derogations provided for under applicable law. Further information on those safeguards or derogations can be obtained through the contact set forth in the Employee Privacy Notice (the “Employee Privacy Notice”) that previously has been provided by the Company or its applicable Affiliate to the Participant. The terms set forth in this Section 21 are supplementary to the terms set forth in the Employee Privacy Notice (which, among other things, further describes the rights of the Participant with respect to the Participant’s personal data); provided that, in the event of any conflict between the terms of this Section 21 and the terms of the Employee Privacy Notice, the terms of this Section 21 shall govern and control in relation to the Plan and any personal data of the Participant to the extent collected in connection therewith.
The Company will keep personal data collected in connection with the Plan for as long as necessary to operate the Plan or as necessary to comply with any legal or regulatory requirements.
A Participant has a right to (i) request access to and rectification or erasure of the personal data provided, (ii) request the restriction of the processing of his or her personal data, (iii) object to the processing of his or her personal data, (iv) receive the personal data provided to the Company and transmit such data to another party, and (v) to lodge a complaint with a supervisory authority.
Section 22.Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

Annex D
DOMA HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN
Section 1.Purpose. The purposes of this Doma Holdings, Inc. 2021 Employee Stock Purchase Plan (as it may be amended or restated from time to time, the “Plan”) are to assist Eligible Employees of Doma Holdings, Inc., a Delaware corporation (the “Company”) and its Designated Subsidiaries in acquiring a stock ownership interest in the Company and to help Eligible Employees provide for their future security and to encourage them to remain in the employment of the Company and its Designated Subsidiaries. The Plan has two components: (a) one component (the “423 Component”) is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, and the Plan will be interpreted in a manner that is consistent with that intent, and (b) the other component (the “Non-423 Component”), which is not intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, authorizes the grant of rights to purchase Common Stock pursuant to rules, procedures or sub-plans adopted by the Committee that are designed to achieve tax, securities laws or other objectives for Eligible Employees. Except as otherwise provided herein, the Non-423 Component will operate and be administered in the same manner as the 423 Component.
Section 2.Definitions. As used in the Plan, the following terms shall have the meanings set forth below:
(a)“Applicable Law” means any applicable law, including the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where rights are, or will be, granted under the Plan.
(b)“Board” shall mean the Board of Directors of the Company.
(c)“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.
(d)“Committee” shall mean the compensation committee of the Board unless another committee is designated by the Board. If there is no compensation committee of the Board and the Board does not designate another committee, references herein to the “Committee” shall refer to the Board.
(e)“Company” shall mean Doma Holdings, Inc., a Delaware corporation.
(f)“Compensation” of an Eligible Employee shall mean the gross base compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, including prior week adjustment and overtime payments but excluding vacation pay, holiday pay, jury duty pay, funeral leave pay, military leave pay, commissions, incentive compensation, payments made under any bonus program, one-time bonuses (e.g., retention or sign on bonuses), education or tuition reimbursements, travel expenses, business and moving reimbursements, income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units (including any performance stock units) or other compensatory equity awards, fringe benefits, other special payments, as determined by the Administrator, and all contributions made by the Company or any Designated Subsidiary for the Employee’s benefit under any employee benefit plan now or hereafter established.
(g)“Designated Subsidiary” shall mean any Subsidiary or affiliate of the Company designated by the Committee in accordance with Section 11(c)(ii). For purposes of the 423 Component, only the Company’s Subsidiaries may be Designated Subsidiaries; provided, however, that at any given time, a Subsidiary that is a Designated Subsidiary under the 423 Component will not be a Designated Subsidiary under the Non-423 Component.
(h)“Effective Date” shall mean the [●].7
(i)“Eligible Employee” shall mean an Employee who does not, immediately after any rights under the Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or
7 NTD: To be updated to the Closing Date.

value of all classes of common stock of the Company and other stock of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing sentence, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee; provided, however, that the Committee may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, (ii) such Employee has not met a service requirement designated by the Committee pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years), (iii) such Employee’s customary employment is for twenty hours or less per week, (iv) such Employee’s customary employment is for less than five months in any calendar year and/or (v) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Common Stock under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction, as determined by the Committee in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).
(j)“Employee” shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Designated Subsidiary. “Employee” shall not include any director of the Company or a Designated Subsidiary who does not render services to the Company or a Designated Subsidiary as an employee within the meaning of Section 3401(c) of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period.
(k)“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.
(l)“Fair Market Value” means with respect to Shares, the closing price of a Share on the trading day immediately preceding the date of determination (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred), on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.
(m) “Offering Document” shall have the meaning given to such term in Section 4(a).
(n)“Offering Period” shall have the meaning given to such term in Section 4(a).
(o)“Parent” shall mean any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
(p)“Participant” shall mean any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Common Stock pursuant to the Plan.
(q)“Person” has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.
(r)“Plan” shall mean this Doma Holdings, Inc. 2021 Employee Stock Purchase Plan, as it may be amended from time to time.
(s)“Purchase Date” shall mean the last Trading Day of each Purchase Period.

(t)“Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no purchase period is designated by the Committee in the applicable Offering Document, the purchase period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.
(u)“Purchase Price” shall mean the purchase price designated by the Committee in the applicable Offering Document (which purchase price shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Committee in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Committee pursuant to Section 8 and shall not be less than the par value of a Share.
(v)“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Securities Act shall include any successor provision thereto.
(w)“Share” shall mean a share of common stock, $0.0001 par value.
(x)“Subsidiary” shall mean any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary.
(y)“Trading Day” shall mean a day on which national stock exchanges in the United States are open for trading.
Section 3.Shares Subject to the Plan.
(a)Number of Shares. Subject to Section 8, the maximum number of Shares that may be issued pursuant to rights granted under the Plan shall not exceed [●] Shares in the aggregate; provided that the maximum number of Shares shall be increased annually on the first day of each Company fiscal year commencing on January 1, 2022 and ending with January 1, 2031, in an amount equal to the least of (A) [●] Shares, (B) 1.0% of the aggregate number of outstanding shares of all classes of the Company’s common stock on the final day of the immediately preceding calendar year and (C) such smaller number of Shares as determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Common Stock not purchased under such right shall again become available for issuance under the Plan.
(b)Stock Distributed. Any Common Stock distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Common Stock, treasury stock or Common Stock purchased on the open market.
Section 4.Offering Periods; Offering Documents; Purchase Dates.
(a)Offering Periods. The Committee may, from time to time, grant or provide for the grant of rights to purchase Common Stock under the 423 Component or the Non-423 Component of the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Committee. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Committee, which Offering Document shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offering Periods under the Plan need not be identical.

(b)Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of the Plan by reference or otherwise):
(i)the length of the Offering Period, which period shall not exceed twenty-seven months;
(ii)the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period; and
(iii) such other provisions as the Committee determines are appropriate, subject to the Plan.
Section 5.Eligibility and Participation.
(a)Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Section 5 and the limitations imposed by Section 423(b) of the Code.
(b)Enrollment in Plan.
(i)Except as otherwise set forth in an Offering Document or determined by the Committee, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Committee and in such form (which may be electronic) as the Company provides.
(ii)Each subscription agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each payday during the Offering Period as payroll deductions under the Plan. The designated percentage may not be less than 1% and may not be more than the maximum percentage specified by the Committee in the applicable Offering Document (which percentage shall be 15% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.
(iii) A Participant may decrease the percentage of Compensation designated in his or her subscription agreement, subject to the limits of this Section 5(b)(iii), or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Committee may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Committee, a Participant shall be allowed one decrease (and no increases) to his or her payroll deduction elections during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following five business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Committee in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Section 7.
(iv)Except as otherwise set forth in an Offering Document or determined by the Committee, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.
(c)Payroll Deductions. Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Section 7 or suspended by the Participant or the Committee as provided in Section 5(b) and Section 5(f), respectively.

(d)Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Section 7 or otherwise becomes ineligible to participate in the Plan.
(e)Limitation on Purchase of Common Stock. An Eligible Employee may not be granted rights under the 423 Component of the Plan if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.
(f)Decrease or Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5(e) or the other limitations set forth in the Plan, a Participant’s payroll deductions may be suspended by the Committee at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5(e) or the other limitations set forth in the Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.
(g)Foreign Employees. In order to facilitate participation in the Plan, the Committee may provide for such special terms applicable to Participants who are citizens or residents of a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom, including through participation in an Offering Period under the Non-423 Component of the Plan. Except as otherwise provided herein, such special terms may not be more favorable than the terms of rights granted under the 423 Component of the Plan to Eligible Employees who are residents of the United States. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose. No such special terms, supplements, amendments or restatements shall include any provisions that are inconsistent with the terms of the Plan as then in effect unless the Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.
(h)Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal payday equal to his or her authorized payroll deduction.
Section 6.Grant and Exercise of Rights.
(a)Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified in the Offering Documents under Section 4(b), subject to the limits in Section 5(e), and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share); provided that in no event shall an Eligible Employee be permitted to purchase with respect to each Offering Period more than 5,000 Shares (subject to any adjustment pursuant to Section 9). The right shall expire on the earliest of: (x) the last Purchase Date of the Offering Period, (y) the last day of the Offering Period and (z) the date on which the Participant withdraws in accordance with Section 7(a) or Section 7(c).
(b)Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional

Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Committee may determine and may be issued in certificated form or issued pursuant to book-entry procedures.
(c)Pro Rata Allocation of Shares. If the Committee determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Committee may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Common Stock are to be exercised pursuant to this Section 6 on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Section 9. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.
(d)Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Common Stock. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company to meet applicable withholding obligations.
(e)Conditions to Issuance of Common Stock. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions:
(i)The admission of such Shares to listing on all stock exchanges, if any, on which the Common Stock is then listed;
(ii)The completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body that the Committee shall, in its absolute discretion, deem necessary or advisable;
(iii) The obtaining of any approval or other clearance from any state or federal governmental agency that the Committee shall, in its absolute discretion, determine to be necessary or advisable;
(iv) The payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and
(v)The lapse of such reasonable period of time following the exercise of the rights as the Committee may from time to time establish for reasons of administrative convenience.
Section 7.Withdrawal; Cessation of Eligibility.
(a)Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period. All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal, such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.
(b)Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.
(c)Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Section 7 and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the Person or Persons entitled thereto under Section 12(d), as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated.
(d)Transfer of Employment. If a Participant transfers from an Offering Period under the 423 Component to an Offering Period under the Non-423 Component, the exercise of the Participant’s right to purchase Common Stock will be qualified under the 423 Component only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering Period under the Non-423 Component to an Offering Period under the 423 Component, the exercise of the Participant’s rights will remain non-qualified under the Non-423 Component.
Section 8.Adjustments Upon Changes in Stock.
(a)Changes in Capitalization. Subject to Section 8(c), in the event that the Committee determines that as a result of any extraordinary dividend or other extraordinary distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in a manner determined in the Committee’s sole discretion, and to the extent determined appropriate by the Committee, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of: (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3(a) and the limitations established in each Offering Document pursuant to Section 4(b) on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.
(b)Other Adjustments. Subject to Section 8(c), in the event of any transaction or event described in Section 8(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in Applicable Law or accounting principles, the Committee, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles
(i)To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Committee in its sole discretion;
(ii)To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;
(iv) To provide that Participants’ accumulated payroll deductions may be used to purchase Common Stock prior to the next occurring Purchase Date on such date as the Committee determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and
(v)To provide that all outstanding rights shall terminate without being exercised.
(c)No Adjustment Under Certain Circumstances. No adjustment or action described in this Section 8 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.
(d)No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.
Section 9.Amendment, Modification and Termination.
(a)Amendment, Modification and Termination. The Committee may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3(a) (other than an adjustment as provided by Section 8); (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan; or (c) change the Plan in any manner that would cause the 423 Component of the Plan to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.
(b)Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, to the extent permitted by Section 423 of the Code, the Committee shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion to be advisable that are consistent with the Plan.
(c)Actions in the Event of Unfavorable Financial Accounting Consequences. In the event the Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Committee may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:
(i)altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;
(ii)shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Committee action; and
(iii)allocating Shares.
Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

(d)Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon.
Section 10.Term of Plan. The Plan shall be effective on the Effective Date, subject to the prior approval of the Company’s shareholders. No right may be granted under the Plan prior to stockholder approval of the Plan. The term of the Plan shall end after the earliest to occur of  the end of the last Offering Period prior to the 10-year anniversary of the Effective Date;  the maximum number of Shares available for issuance under the Plan have been issued; or  the Board terminates the Plan in accordance with Section 9(a).
Section 11.Administration.
(a)Committee. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders and Participants. The Committee may issue rules and regulations for administration of the Plan.
(b)Action by the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other Employee, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.
(c)Authority of Committee. The Committee shall have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i)To determine when and how rights to purchase Common Stock shall be granted and the provisions of each offering of such rights (which need not be identical).
(ii)To designate from time to time which Subsidiaries and/or affiliates of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.
(iii) To adopt sub-plans or special rules applicable to Participants in particular Designated Subsidiaries or locations, which sub-plans or special rules may be designed to be outside the scope of Section 423 of the Code and under the Non-423 Component.
(iv) To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.
(v)To amend, suspend or terminate the Plan as provided in Section 9.
(vi) Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the 423 Component of the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code.
Section 12.Miscellaneous.
(a)Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12(d) hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.
(b)Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Committee.
(c)Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.
(d)Designation of Beneficiary.
(i)A Participant may, in the manner determined by the Committee, file a written or electronic (subject to Section 12(k), as applicable) designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a Person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.
(ii)Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other Person as the Company may designate.
(e)Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the Person, designated by the Company for the receipt thereof.
(f) Equal Rights and Privileges. Subject to Section 5(g), all Eligible Employees who are granted rights under the 423 Component of the Plan will have equal rights and privileges so that the Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5(g), any provision of the 423 Component of the Plan that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Committee, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code.
(g)Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.
(h)No Employment Rights. Nothing in the Plan shall be construed as giving any Participant or Eligible Employee the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or any applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any other agreement binding on the parties. The receipt of any Shares under the Plan is not intended to confer any rights on the receiving Participant.
(i)Notice of Disposition of Shares. Each Participant shall, if requested by the Company, give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.
(j)Governing Law. The Plan shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

(k)Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Committee, an Eligible Employee may submit any designation, subscription agreement, form or notice as set forth herein by means of an electronic form approved by the Committee. Before the commencement of an Offering Period, the Committee shall prescribe the time limits within which any such electronic form shall be submitted to the Committee with respect to such Offering Period in order to be a valid election.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
Indemnification of Directors and Officers.
Capitol’s Current Certificate of Incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by Capitol to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, or the DGCL.
Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.
“Section 145. Indemnification of officers, directors, employees and agents; insurance.
(a)A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
(d)Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
(e)Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.
(g)A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
(h)For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(i)For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j)The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k)The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to Capitol’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Capitol has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Capitol will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
In accordance with Section 102(b)(7) of the DGCL, the Current Certificate of Incorporation provides that no director shall be personally liable to Capitol or any Capitol Stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL, unless a director violated his or her duty of loyalty to the company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. The effect of this provision of the Current Certificate of Incorporation is to eliminate Capitol’s rights and those of Capitol Stockholders (through stockholders’ derivative suits on Capitol’s behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate Capitol’s rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.
If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with the Current Certificate of Incorporation, the liability of Capitol’s directors to Capitol or Capitol Stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of Capitol’s Current Certificate of Incorporation limiting or eliminating the liability of directors, whether by Capitol Stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits Capitol to further limit or eliminate the liability of directors on a retroactive basis.
The Current Certificate of Incorporation provides that Capitol will, to the fullest extent authorized or permitted by applicable law, indemnify Capitol’s current and former officers and directors, as well as those persons who, while directors or officers of Capitol’s corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to the Current Certificate of Incorporation will be indemnified by Capitol in connection with a proceeding initiated by such person only if such proceeding was authorized by the Capitol Board of Directors, except for proceedings to enforce rights to indemnification and advancement of expenses.
The right to indemnification which will be conferred by the Current Certificate of Incorporation is a contract right that includes the right to be paid by Capitol the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by Capitol’s officer or director (solely in the capacity as an officer or director of Capitol’s corporation) will be made only upon delivery to Capitol of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the Current Certificate of Incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by the Current Certificate of Incorporation may have or hereafter acquire under law, the Current Certificate of Incorporation, Capitol’s Current Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
Any repeal or amendment of provisions of the Current Certificate of Incorporation affecting indemnification rights, whether by Capitol Stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. The Current Certificate of Incorporation permits Capitol, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by the Certificate of Incorporation n.
The Current Bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which will be set forth in the Current Certificate of Incorporation. In addition, the Current Bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by Capitol within a specified period of time. The Current Bylaws also permit us to purchase and maintain insurance, at Capitol’s expense, to protect Capitol and/or any director, officer, employee or agent of Capitol’s corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Any repeal or amendment of provisions of Current Bylaws affecting indemnification rights, whether by the Capitol Board of Directors, Capitol Stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits Capitol to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
Capitol has entered into indemnification agreements with each of Capitol’s officers and directors. These agreements will require Capitol to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Capitol, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
New Doma’s Proposed Certificate of Incorporation will provide for indemnification of New Doma’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.
In addition, effective upon the consummation of the Business Combination, New Doma will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Doma, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Item 21.
Exhibits and Financial Statement Schedules.
The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1**
Agreement and Plan of Merger, dated as of March 2, 2021, by and among Capitol Investment Corp. V, Capitol V Merger Sub, Inc. and Doma Holdings, Inc. (included as Annex A-1 to the proxy statement/prospectus, which is part of this Registration Statement)

2.2**
Amendment No. 1 to Agreement and Plan of Merger, dated as of March 18, 2021, is made by and among Capitol Investment Corp. V, Capitol V Merger Sub, Inc. and Doma Holdings, Inc. (included as Annex A-2 to the proxy statement/prospectus, which is part of this Registration Statement)**

3.1
Amended and Restated Certificate of Incorporation of Capitol Investment Corp. V (incorporated by reference to Exhibit 3.1 of Capitol’s Current Report on Form 8-K, filed with the SEC on December 7, 2020)

3.2	Bylaws of Capitol Investment Corp. V (incorporated by reference to Exhibit 3.3 of Capitol's Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020
3.3**	Form of New Doma’s Amended and Restated Certificate of Incorporation (included as Annex B to the proxy statement/prospectus, which is part of this Registration Statement)
3.4**	Form of New Doma’s Amended and Restated Bylaws
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 of Capitol’s Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020)
4.2	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 of Capitol’s Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020)
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 of Capitol’s Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020)
4.4
Warrant Agreement, dated December 1, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of Capitol’s Current Report on Form 8-K, filed with the SEC on December 7, 2020)

4.5*	Specimen Common Stock Certificate of New Doma
5.1*	Opinion of Latham & Watkins LLP
8.1*	Tax Opinion of Latham & Watkins LLP
10.1
Sponsor Support Agreement, dated March 2, 2021, by and among the sponsors named thereto, Capitol Investment Corp. V and Doma Holdings, Inc. (incorporated by reference to Exhibit 10.2 of Capitol’s Current Report on Form 8-K, filed with the SEC on March 3, 2021)

10.2
Form of Voting and Support Agreement, by and among certain Doma securityholders, Capitol Investment Corp. V and Doma Holdings, Inc. (incorporated by reference to Exhibit 10.3 of Capitol’s Current Report on Form 8-K, filed with the SEC on March 3, 2021)

10.3	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 of Capitol’s Current Report on Form 8-K, filed with the SEC on March 3, 2021)
10.4**	Form of Amended & Restated Registration Rights Agreement, by and among the Registrant and the securityholders signatory thereto
10.5**	Form of Subscription Agreement, by and between Capitol Investment Corp V. and the undersigned subscriber party thereto
10.6
Letter Agreement, dated December 1, 2020, among the Registrant, its officers, its directors and the Sponsors (incorporated by reference to Exhibit 10.1 of Capitol's Current Report on Form 8-K, filed with the SEC on December 7, 2020)

10.7
Investment Management Trust Agreement, dated December 1, 2020, between the Registrant and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 of Capitol's Current Report on Form 8-K, filed with the SEC on December 7, 2020)

10.8
Registration Rights Agreement, dated December 1, 2020, among the Registrant and the securityholders signatory thereto (incorporated by reference to Exhibit 10.3 of Capitol’s Current Report on Form 8-K, filed with the SEC on December 7, 2020)

10.9
Private Placement Warrants Purchase Agreement, dated December 1, 2020, between the Registrant and the Private Placement Warrant Purchasers (incorporated by reference to Exhibit 10.4 of Capitol's Current Report on Form 8-K, filed with the SEC on December 7, 2020)

10.11
Administrative Services Agreement, dated December 1, 2020, between the Registrant and affiliates of the Sponsors (incorporated by reference to Exhibit 10.5 of Capitol's Current Report on Form 8-K, filed with the SEC on December 7, 2020)

10.12
Subscription Letter, dated May 24, 2017, between the Registrant and Capitol Acquisition Management V LLC (incorporated by reference to Exhibit 10.5 of Capitol’s Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020)

10.13
Subscription Letter, dated May 24, 2017, between the Registrant and Capitol Acquisition Founder V LLC (incorporated by reference to Exhibit 10.6 of Capitol’s Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020)

10.14
Amended and Restated Promissory Note, dated November 3, 2020, between the Registrant and Capitol Acquisition Management V LLC (incorporated by reference to Exhibit 10.7 of Capitol’s Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020)

10.15
Amended and Restated Promissory Note, dated November 3, 2020, between the Registrant and Capitol Acquisition Founder V LLC (incorporated by reference to Exhibit 10.8 of Capitol’s Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020)

10.16
Form of Indemnification Agreement between the Registrant and each of its directors and officers (incorporated by reference to Exhibit 10.10 of Capitol’s Form S-1/A (File No. 333-249856), filed with the SEC on November 19, 2020)

10.17**
Loan and Security Agreement, dated December 31, 2020, among States Title Holding, Inc., the guarantors party thereto from time to time, Hudson Structured Capital Management LTD., as agent, and the lenders from time to time thereto

10.18**
Counterpart Agreement and First Amendment to Loan and Security Agreement, dated January 29, 2021, among States Title Holding, Inc., the guarantors party thereto from time to time, Hudson Structured Capital Management LTD., as agent, and the lenders from time to time thereto

10.19**	Office Lease 101 Mission Street, dated May 23, 2019, by and between 101 Mission Strategic Venture LLC and States Title Holding, Inc.
10.20**	Lease, dated August 16, 2020, by and between FOUR 700 LLC and States Title Holding, Inc.
10.21**	Amendment #1 to Lease by and between Four 700 LLC and States Title Holding Inc., dated October 21, 2020
10.22**	Lease between Jamboree Center 4 LLC and States Title Holding, Inc., dated January 28, 2020
10.23**	States Title Holding, Inc. 2019 Equity Incentive Plan
10.24**	Form of New Doma 2021 Omnibus Incentive Plan (included as Annex C to the proxy statement/prospectus, which is part of this Registration Statement)
10.25**	Form of New Doma 2021 Employee Stock Purchase Plan (included as Annex D to the proxy statement/prospectus, which is part of this Registration Statement)
10.26**
Amended and Restated Underwriting Agreement, dated August 7. 2020, by and between North American Title Insurance Company, CalAtlantic Title, Inc., CalAtlantic Title, LLC, CalAtlantic National Title Solutions, LLC, CalAtlantic National Title Solutions, LLC, CalAtlantic Title Agency, LLC, CalAtlantic Title, Inc. And Calatlantic Title Of Maryland, Inc. (the “CalAtlantic Entities”)

10.27**	Amendment No. 1 to Underwriting Agreement, dated September 21, 2020, between North American Title Insurance Company and CalAtlantic Entities
10.28**	Amended and Restated Underwriting Agreement, dated August 7. 2020, by and between North American Title Insurance Company and CalAtlantic Title, Inc.
10.29**	Amendment No. 1 to Underwriting Agreement, dated September 22, 2020, between North American Title Insurance Company and CalAtlantic Title, Inc.
10.30**	Amendment No. 2 to Underwriting Agreement, dated November 7, 2020, between North American Title Insurance Company and Lennar Title, Inc.
10.31**	Amendment No. 3 to Underwriting Agreement, dated November 13, 2020, between North American Title Insurance Company and Lennar Title, Inc.
10.32**
Title Insurance Quota Share Reinsurance Contract, dated as of October 6, 2017, by and among the Applicable Companies listed in Schedule 1 in relation to the Relevant US State (as such Schedule 1 shall be amended from time to time) and States Title, Inc. and SCOR Global P&C SE

10.33**
Endorsement No. 1 to the Title Insurance Quote Share Reinsurance Contract, dated December 15, 2017, by and among the Applicable Companies listed in Schedule 1 in relation to the Relevant US State (as such Schedule 1 shall be amended from time to time) and States Title, Inc. and SCOR Global P&C SE

10.34**
Endorsement No. 2 to the Title Insurance Quote Share Reinsurance Contract, dated June 21, 2018, by and among the Applicable Companies listed in Schedule 1 in relation to the Relevant US State (as such Schedule 1 shall be amended from time to time) and States Title, Inc. and SCOR Global P&C SE

10.35**
Endorsement No. 3 to the Title Insurance Quote Share Reinsurance Contract, dated July 5, 2018, by and among the Applicable Companies listed in Schedule 1 in relation to the Relevant US State (as such Schedule 1 shall be amended from time to time) and States Title, Inc. and SCOR Global P&C SE

10.36**
Endorsement No. 4 to the Title Insurance Quote Share Reinsurance Contract, dated June 12, 2019, by and among the Applicable Companies listed in Schedule 1 in relation to the Relevant US State (as such Schedule 1 shall be amended from time to time) and States Title, Inc. and SCOR Global P&C SE

10.37**
Endorsement No. 5 to the Title Insurance Quote Share Reinsurance Contract, dated December 31, 2019, by and among the Applicable Companies listed in Schedule 1 in relation to the Relevant US State (as such Schedule 1 shall be amended from time to time) and States Title, Inc. and SCOR Global P&C SE

10.38**
Endorsement No. 6 to the Title Insurance Quote Share Reinsurance Contract, dated August 26, 2020, by and among the Applicable Companies listed in Schedule 1 in relation to the Relevant US State (as such Schedule 1 shall be amended from time to time) and States Title, Inc. and SCOR Global P&C SE

10.39	Form of Commitment Letter (incorporated by reference to Exhibit 10.1 of Capitol’s Current Report on Form 8-K, filed with the SEC on March 12, 2021)
10.40	Form of Promissory Note (incorporated by reference to Exhibit 10.1 of Capitol’s Current Report on Form 8-K, filed with the SEC on March 12, 2021)
10.41	States Title Holding, Inc. 2019 Equity Incentive Plan Forms of Award Agreements
10.42*	Employment Agreement between Doma Holdings, Inc. and Maxwell Simkoff
10.43*	Employment Agreement between Doma Holdings, Inc. and Noaman Ahmad
10.44*	Employment Agreement between Doma Holdings, Inc. and Christopher Morrison
10.45*	Doma Holdings, Inc. Executive Severance Plan
21.1**	List of subsidiaries of Registrant
23.1	Consent of Marcum LLP
23.2	Consent of Deloitte & Touche LLP
23.3*	Consent of Latham & Watkins LLP (included as Exhibit 5.1)
23.4*	Consent of Latham & Watkins LLP (included as Exhibit 8.1)
24.1**	Power of Attorney (included on the signature page to the initial filing of this Registration Statement)
99.1*	Form of Proxy Card for the Registrant’s Special Meeting
99.2**	Consent of Max Simkoff to be named as a director nominee
99.3**	Consent of Charles Moldow to be named as a director nominee
99.4**	Consent of Karen Richardson to be named as a director nominee
99.5**	Consent of Lawrence Summers to be named as a director nominee
99.6**	Consent of Stuart Miller to be named as a director nominee
99.7**	Consent of Matthew E. Zames to be named as a director nominee
_________________
*To be filed by amendment.
**     Previously filed.
Item 22. Undertakings.
1.The undersigned Registrant hereby undertakes:
(a)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
i.To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
ii.To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
iii.To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and
(b)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
2.Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
3.The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
4.The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
5.The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.
6.The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of May, 2021.

CAPITOL INVESTMENT CORP. V
By:	/s/ Mark D. Ein
	Name:	Mark D. Ein
	Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Mark D. Ein	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	May 25, 2021
Mark D. Ein

/s/ L. Dyson Dryden	President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	May 25, 2021
L. Dyson Dryden

*	Director	May 25, 2021
Lawrence Calcano

*	Director	May 25, 2021
Richard C. Donaldson

*	Director	May 25, 2021
Raul J. Fernandez

*	Director	May 25, 2021
Thomas S. Smith, Jr.

By:	/s/ L. Dryson Dryden
Name:	L. Dryson Dryden
Title:	Attorney-in-Fact